EXHIBIT 99.1

Stock code:2311

Advanced Semiconductor Engineering,Inc. Prospectus

(2016 Manuscript for Statement of Issuance of New Shares Through Capital Increase)

I.	Name of Company: Advanced Semiconductor Engineering, Inc.

II.	Purpose for the publication of this prospectus: 2016 Statement of Issuance of New Shares Through Capital Increase

(I)	Source of new shares: Cash capital increase.

(II)	New share type: Registered as ordinary shares, each share has the face value of NT$10.

(III)	Number of new shares: 300,000,000 shares.

(IV)	Amount of shares issued: NT$3,000,000,000.

(V)	Issuance condition:

1. This is an issuance of 300,000,000 new shares through cash capital increase, with a par value of NT$10 per share. The price of each new share is temporarily set at NT$31.5. The amount of funds that can be raised is estimated at NT$9,450,000.

2. Pursuant to the provisions provided by Article 267 of the Company Act, 10% of the newly issued shares; or 30,000,000 shares; are reserved for employee subscription. In compliant with Article 28-1 of the Securities Exchange Act, 10% of the newly issued shares; or 30,000,000 shares; will be publicly offered. The remaining 80% of the newly issued shares; or 240,000,000 shares; will be subscribed by the existing shareholders based on the shareholding percentages on the base date. Shareholders will independently combine fractional shares within five days starting from the ex-dividend date for subscription. Existing shareholder and employee who have waived their right to subscribe or who hold fractional shares failing to combine will authorize the Chairman to contact a designated party for subscription.

3. The new shares issued by this cash capital increase shall have the same rights and obligations as those of the ordinary shares originally issued.

(VI)	Publication underwriting ratio: 10% of the newly issued shares, or 30,000,000 shares will be publicly underwritten.

(VII)	Underwriting and rationing method: Method of underwriting is underwriting on a commitment basis, and the shares will be publicly offered for public underwriting.

III.	Summary of the purpose for the fund application plan and the potential benefits that may be generated: Please read page 144 of this prospectus.

IV.	Costs associated to this issuance

(I)	Underwriting costs: NT$5,000,000.

(II)	Other expenses: Approx. NT$1,000,000, including accountant fees, attorney fees, and printing fees.

V.	The effectiveness of the securities cannot be used as proof for declarations or as propaganda to guarantee the value of the securities.

VI.	In the event of any false statement or non-disclosure in this Prospectus, the issuer, its representative or any other persons who sign or endorses its name on the Prospectus shall be held liable therefor.

VII.	Investors shall read the contents of this prospectus in detail from the information reporting website designated by the Financial Supervisory Commission (FSC) and pay attention to risk related matters for the company: Please read page 8 of this prospectus.

VIII.	The par value of ordinary shares of the Company is NT$10 per share.

IX.	The review website for this prospectus: Market Observation Post System:http://mops.twse.com.tw

Company website:http://www.aseglobal.com

Compiled by Advanced Semiconductor Engineering, Inc.

Printed on	December 16, 2016

I.	Source of paid-up capital before this publication

Unit: NT$;%

capital source	Amount	As a percentage of paid-in capital
Startup	100,000,000	0.13%
Capital increase by cash	3,416,902,520	4.30%
Capital increase by earnings	57,709,883,680	72.68%
Capital increase by employee bonus	2,831,488,480	3.57%
Capital increase by capital reserve	10,998,134,680	13.85%
Ordinary share converted from foreign convertible corporate bonds	640,492,830	0.81%
Ordinary share converted from employee stock option	4,490,861,900	5.65%
Consolidated capital increase	2,823,154,370	3.55%
Treasury shares canceled	(3,604,490,000)	(4.54)%
Paid-up capital (total)	79,406,428,460	100.00%

II.	Distribution of the Prospectus

(I)	Display locations: The Prospectus shall be distributed to regulatory authorities according to regulations, and it shall be stored in the Company and the Company's shareholder service agency.

(II)	Distribution method: In accordance with Article 31 of the Securities and Exchange Act

(III)	Obtaining method: Please visit the aforementioned display locations or visit the Market Observation Post System to download the electronic file.（http://mops.twse.com.tw）

III.	Securities underwriter's name, address, website, and telephone

Name:	KGI Securities Co., Ltd.	Website:	www.kgieworld.com.tw
Address:	No. 700, Mingshui Rd, Zhongshan District, Taipei City	Telephone:	(02)2181-8888
IV.	Name, address, website, and telephone of the corporate bond guarantee institution: Not applicable.

V.	Name, address, website, and telephone of the corporate bond consigned institution: Not applicable.

VI.	Name, address, website, and telephone of the stock or corporate bond authenticating institution: Not applicable.

VII.	Name, address, website, and telephone of the stock transfer handling institution:

Name:	President Securities Corp. Department of Stock Affairs	Website:	www.uni-psg.com
Address:	B1, No. 8 Dongxing Road, Songshan District, Taipei City	Telephone:	(02)2746-3797
VIII.	Name, address, website, and telephone of the credit rating institution: Not applicable.

IX.	Name, address, website, and telephone of the corporate bond authenticating certified public accountant, attorney, and firm: Not applicable.

X.	Name, address, website, and telephone of the firm and certified public accountant who issued the financial report for the most recent year.

Account name:	CPAs Chen Zhen-li and Jiang Jia-lin
Name of CPA firm:	Deloitte Touche	Website:	www.deloitte.com.tw
Address:	3F., No. 88, Chenggong 2nd Rd, Qianzhen District, Kaohsiung City	Telephone:	(07)530-1888
XI.	Name, law firm name, address, website, and telephone of the review attorney

Name of lawyer:	Qiu Ya-Wen
Name of law firm:	Handsome Attorneys-at-Law	Website:	www.fsi-law.com
Address:	8F, No. 6, Songde Road, Xinyi District, Taipei City	Telephone:	(02)2345-0016

XII.	Name, job title, contact telephone, and Email address of the spokesperson as well as the deputy spokesperson

Spokesperson name:	Tien Wu	Deputy Spokesperson name:	Joseph Tung
Title:	Chief Operating Officer	Title:	Chief Financial Officer
Telephone:	(02)8780-5489	Telephone:	(02)8780-5489
Email:	ir@aseglobal.com	Email:	ir@aseglobal.com
XIII.	Company website: http://www.aseglobal.com

Prospectus Summary of Advanced Semiconductor Engineering, Inc.

Note: As of September 30, 2016, the Company has identified the investment cost and the difference in the net fair value of assets and liabilities that can be recognized by SPIL, and these amounts were retroactively adjusted in the 2015 financial statement. Pre-tax net profit was NT$25,006,896,000 and earnings per share was retroactively adjusted to NT$2.51.

		Prospectus Table of Contents
I. Company Overview			1
1.	Company Profile		1
	(1)	Date of establishment: March 23, 1984	1
	(2)	Addresses and telephone numbers of the headquarter, branch companies, and
		factories	1
	(3)	Company History	1
2.	Risk items		9
	(1)	Risk factors	9
	(2)	Litigation or non-litigation events	15
	(3)	Company directors, supervisors, managers, or major shareholders holding over
		10% of the company's shares have involved in financial turnover difficulties or
		suffer credit losses within the last two years and as of the printing of this
		prospectus; and the effects on the company's financial conditions must be
		specified: None.	16
	(4)	Other important issues: None.	16
3.	Company Organization		17
	(1)	Organization system	17
	(2)	Affiliation chart	21
	(3)	Background information of President, Vice Presidents, Assistant Vice
		Presidents, and heads of various departments and branches	28
	(4)	Directors and Supervisors	33
	(5)	Sponsor: Not applicable..	37
	(6)	Remunerations to directors, supervisors, president, and vice presidents in the
		most recent year	38
4.	Capital and Shares		44
	(1)	Type of stock	44
	Note: The above table does not include the number of shares converted for
		employee stock options from October to November, 2016.	44
	(2)	Share capital formation process	44
	(3)	Recent equity ownership dispersion status	49
	(4)	Stock price, net worth, earnings, dividends and related information for the
		previous two years	53
	(5)	Dividend policy and implementation status	53
	(6)	Effect of the proposed stock dividends in the current year on company
		operating performance and earnings per share: Not applicable.	54
	(7)	Remuneration of employees, directors and supervisors	54
	(8)	Stock buyback	55
5.	Issuance of corporate bonds (including overseas corporate bonds)		57
6.	Issuance of preferred stocks: None.		62
7.	Issuance of global depositary receipts (GDR)		62
8.	Exercise of employee stock option plan (ESOP):		63
9.	Restricted stock awards: None.		66
10	Acquisitions and mergers: None.		66

11. Any issue of new shares in connection with any acquisition of shares of another
company, where still in process: None.	66
II. Business Overview	67
1. Company profile	67
(I) Business Content	67
(II) Market, production and sales	99
(3) Number of employees during the past 2 years	118
(4) Spending on environmental protection	118
(5) Employees-employer relations	141
2. Property, plants and equipment and other real estate:	145
(1) Self-owned assets:	145
(2) Rental properties:	146
(3) Each plant's current condition and facility productivity ratio in the most recent
2 fiscal years:	150
3. Reinvestment business	152
(1) Overview of reinvestment business:	152
(B) Comprehensive shareholding ratio:	162
(3) The status of the subsidiaries who have held or disposed of shares of this company during the most recent 2 fiscal years and up to the prospectus'
publishing date and the status of the shares pledged, and setting forth the origin of capital and other influences on the company's financial performance and financial condition. There was no major impact on the company's financial
performance and financial status.	164
(4) Any occurrences of the situations of Article 185 of the Company Act, or transferring part of the business operation or results of the research and development to a subsidiary during the most recent 2 fiscal years and up to the prospectus' publishing date, the status of waiving subscription rights to the cash capital increase in the subsidiary company, the name of the subscribing counter party, and the relationship with the company, the directors, supervisors and shareholders who hold more than 10 percent of the outstanding shares, and the number of the subscribed shares shall be disclosed.
None	165
4. Important contracts	165
III. Issuance Plans and Implementation	167
1. I. The items that shall be included in the analysis regarding the allocation plan for capital raised through the previous cash capital increase, issuance of new shares to carry out a merger or acquisition, or to accept transfer of shares of another company; or issuance of corporate bonds:	167

3. Assignment of new shares issued by other companies: Not applicable.	195
Matters that should be reported for the current issuance of new shares in connection with
acquisition or merger: Not applicable.	195
IV. Financial Summary	196
1. Financial information for the most recent 5 fiscal years (note)	196
(1) Condensed balance sheet and consolidated profit and loss statement	196
Current assets	198
Fund and investment	198
(2) Changes which affect the above condensed financial statements' consistency such as accounting changes, merger of companies or cessation of business

units and their impact on the current year's financial reports: None	203
(3) Names of auditors and audit opinions of the most recent 5 fiscal years	203
(4) Financial analysis	203
(6) Description of material changes in accounts Compare the accounts of the balance sheet and income statement of the most recent two fiscal years. If the change in the amount is 10% or more and the amount is 1% of the total assets of the current fiscal year, the reasons for the change should be analyzed in
details.	210
II. Items that should be included in the financial report	212
(1) The financial statements and CPA audit reports for the two preceding fiscal years as of the time when the issuer registered the offering and issuance of securities, and the financial report for the most recent quarter publicly
announced and reported:	212
(2) The issuer's parent company financial reports for the two most recent fiscal
years, audited and certified by a CPA:	213
(3) If there are CPA audited and certified, or reviewed financial reports and parent company financial reports for the most recent period during the time after the issuer has registered the offering and issuance of securities and up to the date
of publication of the prospectus, disclose these reports: None.	213
III. The information that should be included in the financial summary and other important
matters	213
(1) If the company and its affiliated enterprises have experienced any financial difficulties in the most recent two fiscal years, or in the current year up to the date of publication of the prospectus, indicate the impact on the company's
financial position. None.	213
(2) The information shall be disclosed, in case of occurrence of the events under
Article 185 of the Company Act in the most recent two years and up to the
date of publication of the prospectus: None.	213
(3) Subsequent events: None	213
(4) Others: None	213
IV. Review and analysis of the company's financial condition and operating performance .. 213
(1) Financial status	213
(2) Financial Performance	213
(3) Cash flow	214
(4) Impact of major capital spending on financial position and business operation
in the previous year	215
(5) Reinvestment policy in the most recent year, the main reason for profit or loss,
improvement plan, and investment plan for the coming year:	215
(6) Other material issues: None.	216
V. Special Notes	217
1. Implementation of internal control system	217
2. Those who have retained an FSC-approved or -recognized credit rating institution to conduct a credit rating/evaluation shall disclose the credit rating/evaluation report
issued by the credit rating institution: Not applicable	217
3. Summary opinion from the securities underwriter's assessment: Please read Page 100
of this Prospectus.	217
4. Attorney's legal opinion: Please read Page 101 of this Prospectus.	217

5. Summary opinion stated in the case checklist schedule written by the issuer and
reviewed by a CPA: Not applicable.	217
6. The improvement status of the items notified to be corrected, if at the time the company registered (or applied for approval of) the previous offering and issuance of
securities the FSC had notified it to make self-correction on certain items: None.	217
7. The items notified to be further disclosed, if at the time the company registered the current offering and issuance of securities the FSC had notified it to make
supplemental disclosure on certain items: Not applicable.	217
8.    The statement or promised items disclosed in the prospectus from the company's registration (application) for offering and issuance of securities for the first time, the preceding time, and within the most recent three fiscal years, and the current state of
fulfillment of such: None.	217
9.    The major content of any dissenting opinion of any director or supervisor regarding any material resolution passed by the board of directors, where there is a record or written statement of such opinion, for the most recent fiscal year and up to the date
of publication of the prospectus. None.	217
10. Any legal sanctions against the company or its internal personnel, or any disciplinary action taken by the company against its own personnel for violation of internal controls, during the most recent fiscal year or during the current fiscal year up to the date of publication of the prospectus; and a description of the main shortcomings in the company's internal control system as well as an indication of measures for improvement: None	217
11. The statement issued by the securities underwriter, the issuer, and the issuer's directors, supervisors, General Manager, financial or accounting officer, and the managerial officers involved in the current registration for public offering and issuance of securities, specifying that no underwriting related fees will be refunded
or collected: Please refer to Appendix 7.	217
12. For a case that involves the issuer conducting a cash capital increase or an offering of corporate bonds with equity characteristics and adopting book building and public underwriting, the statement issued by the securities underwriter and issuer, specifying that allocation to related parties and insiders is prohibited. Not applicable. . 217
13. Where depending on the nature of its operations, the issuer has engaged experts with professional knowledge and vast experience in technology, operations and finance etc. to conduct analysis and give opinions on the issuer's existing operating status and future development after current issuance of securities, the assessment opinions
of such experts shall be disclosed: Not applicable.	218
14. Other necessary supplemental information: None.	218
15. Matters relating to the state of its implementation of corporate governance that should be recorded by a company listed on the stock exchange or traded on an OTC market: . 218
VI. Important Resolutions, Articles of Incorporation and Relevant Laws and Regulations . 244
1. Key resolution records and text of resolution on the current issue:	244

Annexes: 1. Capital increase price calculation

2.	The consolidated financial statements and CPA audit reports of 2014

3.	The consolidated financial statements and CPA audit reports of 2015

4.	The Q3 consolidated financial statements and CPA audit reports of 2016

5.	The individual financial statements and CPA audit reports of 2014

6.	The individual financial statements and CPA audit reports of 2015

7.	Statement for non-refund underwriting costs

I. Company Overview

1. Company Profile

(1)        Date of establishment: March 23, 1984

(2)        Addresses and telephone numbers of the headquarter, branch companies, and factories

Headquarter

Address: No.26, Jing 3rd Rd., Nantz Processing Export Zone, Kaohsiung City

Telephone:(07)3617131

Fax:(07)3613094、3614546

Taipei Office

Address: Rm. 1901, 19F, No. 333, Section 1, Keelung Rd, Xinyi District, Taipei City

Telephone:(02)87805489、66365678

Fax:(02)27576121

Zhongli Branch

Address: No. 550, Section 1, Zhonghua Rd, Zhongli District, Taoyuan City

Telephone:(03)4527121

Fax:(03)4628658

Nantou Branch

Address: No. 135, Lane 351, Section 1, Taiping Rd, Caotun Township, Nantou County

Telephone:(049)2350876

Fax:(049)2315924

Kaohsiung Factory

Address: No.26, Jing 3rd Rd., Nantz Processing Export Zone, Kaohsiung City

Telephone:(07)3617131

Zhongli Factory

Address: No. 516, 550, Section 1, Zhonghua Rd, Fuhua Village, Zhongli District, Taoyuan City

Telephone:(03)4527121

Nantou Factory

Address: No. 135, Lane 351, Section 1, Taiping Rd, Caotun Township, Nantou County

Telephone:(049)2350876

(4)    Company History

The Company was founded on the spirit of contributing to the country through industrial development, a belief embraced by Jason Chang and Richard Chang, who actively supported the government's high-tech development policy, used cash and specialized technologies to raise capitals. The Company primarily engages in the manufacturing, assembly, reprocessing, testing, and export of integrated circuit of various types. Time line of the Company:

March 1984 The Company was established.

July 1984 The Company's first factory was opened.

August 1984 Began exporting Plastic Dual In-Line Package (PDIP) to European countries, North America, and Japan.

February 1985 Began exporting Ceramic Dual In-Line Package (CDIP) to Japan, European countries, and North America.

October 1985 Began exporting high-quality Plastic Leaded Chip Carriers (PLCC) to the United States.

May 1987 Began exporting high-quality Pin Grid Array (PGA) and plastic Pin Grid

Array (PPGA) to European countries and North America.

May–July 1989   Approved by the Securities and Futures Commission (1989) Tai-Cai-Zheng-1 No. 24594 and Taiwan Securities Exchange (1989) Shang-Zi No. 4461 to meet the ownership diversity standard on May 25, 1989, and began trading on the Taiwan Stock Exchange on July 19, 1989.

March 1990          Entered the semiconductor test market by acquiring 99.9% of the shares of ASE Test Inc., equivalent to NT$105,006,183.

March 1991         Established ASE Malaysia to engage in manufacture, reprocessing, assembly, testing, and export of integrated circuits of various types. Established ASE Hong Kong to facilitate transfer and acceptance of overseas (Malaysia) production base orders and customer service.

August 1991        Began mass production of Plastic Enhanced Quad Flat Package (EQFP).

November 1991   The Company's product received the Award of Excellence for Quality from Motorola.

April 1992            Achieved ISO9002 quality certificate.

July 1995             Issued 8,600,000 units of DRs to Asian, American, and European countries. Each DR represents five common shares of the Company. In total, 43,000,000 shares were issued, par value of NT$10 per share and sold at US$15.25 per unit. The funds raised were equivalent to NT$3.39 billion.

June 1996             ASE Test Limited began trading on NASDAQ.

September 1997   Issued Euro Convertible Bonds to the value of US$200 million.

November 1997   Passed the Semiconductor Assembly Council (SAC) certification.

January 1998       ASE Test Limited (Singapore) issued 120,000,000 TDRs by using 1,500,000 ordinary shares, and began trading on Taiwan Stock Exchange.

March 1998         Awarded QS 9000 certification for quality management.

September 1998  Awarded ISO 14001 certification for environment quality management.

March 1999         ASE Test Limited (Singapore) issued TDRs for the second time through issuing of 2,500,000 ordinary shares and began trading on Taiwan Stock Exchange.

May 1989            ASE Test Limited (Singapore) acquired 70% of the shares of ISE LAB.

July 1999             Acquired Motorola's manufacturing facilities in Chungli, Taiwan and Paju, Korea. This acquisition promoted the long-term strategic alliance between ASE and Motorola, strengthened ASE's vertical integration, and increased product scope.

February–July 1999 Obtained operating rights and 20.67% of the shares of Universal Scientific Industrial Co., Ltd. (USI), to broaden ASE's scope of OEM, increase service items for customers, and expand customer group.

September 2000 To enhance the Company's competitiveness in the global semiconductor market and thereby strengthen its image and international visibility, the Company issued 20,000,000 ADRs on September 25 in U.S. time, each representing five ordinary shares of the Company. In total, 100,000,000 ordinary shares were issued, with par value of NT$10. The issue price was US$7 per unit, and the funds raised were equivalent to NT$4.38 billion.

September 2002 Won the 10th Outstanding Award from the Industrial Technology Development Award of Ministry of Economic Affairs.

July 2003             Combined wholly owned subsidiaries ASE New Investment Co., Ltd. and ASE Investment Co., Ltd.

September 2003  Issued Euro Convertible Bonds to the value of US$200 million.

October 2003      The Company's Board of Directors resolved to combine subsidiaries ASE Co., Ltd. and ASE Technology Co., Ltd. The conversion ratio was set as one share of ASE Co., Ltd. for 0.85 share of ASE Technology Co., Ltd. and as one share of ASE Technology Co., Ltd. for 0.5 share of the Company. The Company anticipated to combine and convert 282,315,437 shares.

February 2004     Signed the agreement to purchase the shares of NEC and acquired NEC Electronics' IC packaging and test operations in Takahata, Japan.

July 2004             Established ASE (Kunshan) Inc., which was resolved in the meeting of the board in June 2004. The amount invested was US$12 million. This establishment was approved by the Investment Commission on July 23, 2004.

August 2004       The Company merged with subsidiaries ASE Semiconductor Co., Ltd. and ASE Technology Co., Ltd., with the Company being the surviving company, and a Zhongli Branch was established. The Company acquired the ASE Semiconductor Co., Ltd. (Shanghai), which was a company set up in China by Omniquest Industrial Limited, a company invested by ASE Semiconductor Co., Ltd. This acquisition was approved by the Investment Commission on August 10, 2004. Established ASE Electronics Inc. (Shanghai), which was resolved in the meeting of the board in July 2004. The amount invested was US$12 million. This establishment was approved by the Investment Commission on August 20, 2004.

November 2004 The Board of Directors resolved in September 2004 to increase the capital of ASE (Shanghai) Inc. by US$30 million, and this resolution was approved by the Investment Commission on November 25, 2004.

June 2005           The Board of Directors resolved in May 2005 to increase the capital of ASE (Shanghai) Inc. by US$30 million, and this resolution was approved by the Investment Commission on June 30, 2005.

October 2005      Won the 13th Outstanding Award from the Industrial Technology Development Award of Ministry of Economic Affairs.

November 2005 The Board of Directors resolved in August 2005 to increase the capital of ASE (Shanghai) Inc. by US$30 million, and this resolution was approved by the Investment Commission on November 2, 2005. Won the Philippine President Award on the night of the award ceremony for Excellent International Manufacturers by the Philippine President.

December 2005   Established ASE New High-Tech (Shanghai), which was resolved in the meeting of the board in November 2005. The amount invested was US$15 million. This establishment was approved by the Investment Commission on December 21, 2005.

March 2006          Invested NT$30 million in establishing a wholly owned subsidiary, ASE Electronics Inc.

May 2006            Approved by the Board of Directors to transfer material business department to subsidiary ASE Electronics Inc. The conversion ratio was NT$10 of the operating value of the transferred material business department for one ordinary share of ASE Electronics Inc.

August 2006      Officially transferred material business department to ASE Electronics Inc., and obtained 294,929,700 ordinary shares of the ASE Electronics Inc. The Company was approved by the Board of Directors in June 2006 to increase the capital of ASE (Kunshan) Inc. by US$30 million. This capital increase was approved by the Investment Commission on August 1, 2006.

September 2006  Transferred 147,500,000 ordinary shares and 147,429,700 shares of the Company's ASE Electronics Inc. to subsidiaries ASE Labuan Inc. and ASE Mauritius Inc., respectively, in support of the company's global operation strategy and financial planning.

December 2006   Passed the resolution of the Board of Directors in November 2006 to adopt the US$60 million capital of subsidiary J&R Holding Limited to accept and transfer 100% of the shares of Weiyu Technology Testing Fengzhuang Limited Company in China. This adoption was approved by the Investment Commission on December 29, 2006. The Company's subsidiary ASE Mauritius Inc. transferred 147,429,700 shares of the Company's ASE Electronics Inc. to subsidiary ASE Labuan Inc. in support of the company's global operation strategy and financial planning.

June 2007            Transferred 3,000,000 ordinary shares of the Company's ASE Electronics Inc. to subsidiary ASE Labuan Inc. in support of the company's global operation strategy and financial planning.

July 2007             Acquired 60% of the shares of NXP Semiconductors Suzhou Ltd. held by NXPB.V. with its own capital of US$21,600,000 through its subsidiary J&R Holding Limited in March 2007. This acquisition was approved by the Investment Commission on July 2, 2007. (Approved on March 7, 2008, the name was changed to Suzhou ASE Semiconductor Ltd.)

August 2007      To integrate the name of the company group, the Company renamed the Weiyu Technology Testing Fengzhuang Limited Company in China to ASE Assembly & Test (Shanghai) Ltd., and this renaming was approved by the Investment Commission on August 29, 2007.

February 2008     Approved by the Board of Directors in October 2007 to increase the capital of ASE Assembly & Test (Shanghai) Ltd. by US$30 million. This capital increase was approved by the Investment Commission on February 20, 2008. Passed the resolution of the Board of Directors in January 2008 to adopt US$7 million in capital to accept and transfer 100% of the shares of Weihai Shiyi Electronic Co.,Ltd. in China through subsidiary J&R Holding Limited. This adoption was approved by the Investment Commission on February 15, 2008. (Approved on May 22, 2008, the name was changed to ASE Semiconductor Ltd. (Weihai)).

May 2008            Approved by the Board of Directors in March 2008 to increase the capital of ASE Assembly & Test (Shanghai) Ltd. by US$90 million. This capital increase was approved by the Investment Commission on May 16, 2008. Approved by the Board of Directors in June 2006 to increase the capital of ASE Semiconductor Ltd. (Weihai) by US$13 million. This capital increase was approved by the Investment Commission on May 22, 2008.

August 2008      Approved by the Board of Directors in July 2008 to increase the capital of ASE Electronics (Kunshan) Ltd. by US$6 million. This capital increase was approved by the Investment Commission on August 7, 2008.

November 2008 To safeguard the Company's credit and shareholders' rights and interests, the Company was approved by the Board of Directors in November 2008 to repurchase 144,037,000 ordinary shares for the first time and eliminate these shares accordingly.

January 2009     To safeguard the Company's credit and shareholders' rights and interests, the Company was approved by the Board of Directors in January 2009 to repurchase 73,937,000 ordinary shares for the second time and eliminate these shares accordingly.

February 2009    Approved by the Board of Directors in December 2008 to increase the capital of ASE Semiconductor Ltd. (Weihai) by US$20 million. This capital increase was approved by the Investment Commission on February 4, 2009.

July 2009             Approved by the Board of Directors in June 2009 to increase the capital of ASE Semiconductor Ltd. (Kunshan) by US$20 million. This capital increase was approved by the Investment Commission on July 31, 2009.

November 2009  Passed the resolution of the Board of Directors in November 2009 to publicly acquire the shares of Universal Scientific Industrial Co., Ltd. (USI) taking into consideration of cash and the Company's ordinary shares (306,596,000 shares) held by J&R Holding Limited (107,308,600 shares) and ASE Test Singapore Inc. (199,287,400 shares).

February 2010    The aforementioned public acquisition was completed on February 9, 2010. Through this acquisition, the Company obtained 641,669,316 ordinary shares of USI in addition to 192,944,213 existing ordinary shares of the company before acquisition. After acquisition, the Company holds 78.1% of the voting shares of USI.

August 2010       The application to terminate the shares of USI was approved by the Board of Directors in April 2010. Concurrently, the Company committed to acquiring the shares of USI. Public acquisition was completed on August 5, 2010, acquiring 222,243,661 outstanding shares of USI in addition to the 834,613,529 existing shares of USI prior to acquisition. After acquisition, the Company holds 98.9% of the voting shares of USI.

November 2010 To safeguard the Company's credit and shareholders' rights and interests, the Company was approved by the Board of Directors in November 2010 to repurchase 37,000,000 ordinary shares for the third time and eliminate these shares accordingly. To comply with government policies, the Company issued shares by way of scripless issue as of November 26, 2010.

January 2011      Considering the group's operation strategy, the Company was approved by the Board of Directors in January 2011 to setup a Nantou Branch that undertakes the existing micro-electronic assembly business of USI.

March 2011         Approved by the Board of Directors in November 2011 to increase the capital of ASE Semiconductor Ltd. (Weihai) by using its own fund of US$60 million through ASE (Korea) Inc. This capital increase was approved by the Investment Commission on March 1, 2011.

June 2011             Passed the resolution of the Board of Directors in June 2011 to raise mid-to-long-term funds, repaying short-term debts to improve the

Company's financial structure. Within the limit of NT$8 billion, the Company issued ordinary corporate bonds guaranteed by five banks, including the Bank of Taiwan.

August 2011     Issued guaranteed ordinary corporate bonds of NT$8 billion. To safeguard the Company's credit and shareholders' rights and interests, the Company was approved by the Board of Directors in August 2011 to repurchase 34,000,000 ordinary shares for the fourth time and eliminate these shares accordingly.

September 2011 To safeguard the Company's credit and shareholders' rights and interests, the Company was approved by the Board of Directors in September 2011 to repurchase 50,000,000 ordinary shares and 30,000,000 shares for the 5th and 6th time respectively and eliminate these shares accordingly.

November 2011  To strengthen the resources, labor, and technological integration of the subsidiary Power ASE Technology ("Power ASE"), the Company was approved by the Board of Directors on November 8, 2011 to publicly acquire the ordinary shares of Power ASE held by shareholders other than those of the Company at NT$18.5 per share. The Company completed the public acquisition on November 18, 2011, acquiring 105,697,703 ordinary shares of Power ASE, approximately NT$1.96 billion in value. In addition to the 55.7% shares of Power ASE originally held by the Company, the Company now holds 99.2% of the shares of Power ASE.

December 2011  Won the Contribution Award from the National Invention and Creation Award of Ministry of Economic Affairs.

May 2012           To integrate resources and enhance business benefit and competitiveness, the Company received approval from the Board of Directors in March 2012 to merge with Power ASE by cash. The Company is the surviving company following the merge, and Power ASE is the dissolved company. The base date of the merge was May 1, 2012.

November 2012  The Company's 2011 CSR Report won the Taiwan Corporate Sustainability Report Award: Copper Award by the Taiwan Institute for Sustainable Energy.

December 2012   Won the Award of Excellence in Intellectual Property Management and the Award for Best Intellectual Property Report by the Ministry of Economic Affairs.

Since 2009 the Company has incorporated green building standards in the construction and planning of building K12, using Taiwan EEWH diamond certification and LEED platinum certification as the design criteria. Following a series of processes, including planning, designing, construction, validation, written review, and onsite inspections, the Company successfully passed the evaluation by the Ministry of Interior in December 2012 and won the Taiwan EEWH diamond certification.

July 2013            Taking into consideration ASE resource integration and economies of scale of the industry, the Company combined its two subsidiaries in China, ASE (Kunshan) Inc. and ASE Electronics (Kunshan). The ASE (Kunshan) Inc. merged with ASE Electronics (Kunshan), with the ASE Electronics (Kunshan) as the dissolved company. After merger, ASE Electronics (Kunshan) conducted liquidation. ASE (Kunshan) Inc. recovered/canceled an investment of US$24 million.

August 2013       To integrate resources and enhance business benefit and competitiveness, the Company received approval from the Board of Directors in July 2013 to merge with Yang Ting Tech Co., Ltd., a subsidiary in which the Company holds 100% of voting shares, in accordance with the Business Mergers and Acquisitions Act and other relevant laws and regulations. The Company was the surviving company after the merge, and Yang Ting Tech was the dissolved company. The base date of the merge was August 30, 2013.

September 2013   Issued the 3rd Overseas Zero Coupon Convertible Bonds to the value of US$400 million.

Issued 130,000,000 ordinary shares for capital increase.

October 2013      Approved by the Board of Directors in August 2013 to increase the capital of ASE Semiconductor Ltd. (Weihai) by by means of debt for equity using US$25 million through ASE (Korea) Inc. This capital increase was approved by the Investment Commission on October 29, 2013.

July 2014              Approved by the Board of Directors in July 2014 to increase the capital of ASE Semiconductor Ltd. (Weihai) through ASE (Korea) Inc by using its own fund of US$20 million. This capital increase was approved by the Investment Commission on August 18, 2014.

September 2014 Awarded Forbes Asia Fabulous 50 companies 2014, the only listed company in Taiwan to receive this award in 2014.

October 2014      Re-applied with Kaohsiung Customs, Customs Administration, for Authorized Economic Operator (AEO) safety certification. The Company passed on-site verification and again acquired AEO qualification.

January 2015      The Company's Chairman and CEO, Jason Chang, as well as the COO, Wu Tien-Yu, were honored with the 2014 SEMI Award at the Industry Strategy Symposium (ISS) in 2015, which was held in California, United States. This award recognizes ASE's dedication in developing and studying technologies for surpassing traditional gold wire bonding technologies and introducing copper wire bonding technologies.

May 2015           ASE and TDK Corporation engaged in a joint venture to establish ASE Embedded Electronics Incorporated. Monetary value in NTD equivalent to US$39,490,000 was invested in this joint venture, aiding the Company to acquire approximately 51% of share ownership, while TDK Corporation obtained roughly 49% of share ownership.

The Company's subsidiary, ASE Zhongli, passed the customs' AEO certification.

July 2015              Issued the 4th Currency Linked Zero Coupon Convertible Bonds due 2018 to the value of US$200 million.

Won the Best Trade Contribution Award by the Bureau of Foreign Trade, Ministry of Economic Affairs.

October 2015      Approved by the Board of Directors in August 2015 to acquire, for the first time, the ordinary shares of Siliconware Precision Industries Co., Ltd. (SPIL). Completed public acquisition in October 2015, acquiring 779,000,000 outstanding ordinary shares of SPIL, which account for

 24.99% of issued voting shares.

Kaohsiung Plants K11 and K12 obtained the Certification of Green Factory Label by the Industrial Development Bureau, Ministry of Economic Affairs, officially becoming a green factory that has been honored with the Green Factory label.

November 2015   In the Taiwan Corporate Sustainability Award competition held by the Taiwan Institute for Sustainable Energy in 2015, the Company won the Taiwan Top 50 Corporate Sustainability Report Silver Medal Awards in the Electronic Information Manufacturing Industry category.

The Company's Kaohsiung Plants, K4, K7, K8, K10, K11, and K12 obtained the ISO 15408 safety certification, EAL6 Site Certification, from the Germany Federal Office for Information Security (BSI), the only semiconductor wafer packaging and testing OEM plant across the world to obtain this certification.

December 2015   Rated by Fitch Ratings with a long-term credit rating of A+ (twn) on December 16, 2015.

Taking into consideration ASE resource integration and economies of scale of the industry, the Company completed the merge of its two subsidiaries in China, ASE (Shanghai) Inc. and ASE Electronics (Shanghai). To fulfill corporate social responsibility and strive toward sustainable develop, the Company was affirmed by the British Standards Institute four years in a row as of 2012 and won the received the 'Inclusive Green Growth Award' and the 'GRC (governance, risk management and compliance) Award'. The Company also obtained the Green Enterprise Paradigm Award, highlighting the Company's commitment in building a green enterprise.

Kaohsiung Plants K3 and K5 passed the green factory certification by the Industrial Development Bureau, Ministry of Economic Affairs, in December 2015. Kaohsiung Plant K9 passed the clean production certification on February 1, 2013, and obtained an extension of this certification by the Industrial Development Bureau, Ministry of Economic Affairs in December 2015.

January 2016     Kaohsiung Plant K8 passed the clean production certification on February 1, 2013, and obtained an extension of this certification by the Industrial Development Bureau, Ministry of Economic Affairs in January 2016.

March 2016         Approved by the Board of Directors in December 2015 to acquire, for the second time, the ordinary shares of Siliconware Precision Industries Co., Ltd. (SPIL). The Company will be acquiring 770,000,000 outstanding ordinary shares of SPIL, which account for 24.71% of issued voting shares. However, the Fair Trade Commission did not complete the review of this case by the end of the acquisition period. Therefore, the Company announced that the condition of acquisition was not met.
In accordance with the resolution of the Board of Directors, in March 2016 the Company paid NT$13,296,307,000 to acquire 201,548,000 ordinary shares and 9,690,000 depositary receipts in SPIL (each recognized as 5 ordinary shares), increasing the shareholding ratio from 24.99% to 33.02%.

April 2016           In accordance with the resolution of the Board of Directors, in April 2016 the Company acquired 8,300,000 ordinary in SPIL on the open market using NT$439,191,000 in cash, increasing the shareholding ratio from 33.02% to

  33.29%.

Ranked as a Top 6% to Top 20% listed company in the 2015 (2nd) Corporate Governance Assessment

June 2016            ASE and SPIL jointly entered into the execution of a joint share exchange agreement, in which ASE will apply for the establishment of ASE Investment Holding, which will acquire 100% equity of both ASE and SPIL by means of joint share exchange.

July 2016              Selected as the component of the TWSE Corporate Governance 100 Index by TWSE.

September 2016 In response to the capital increase of ASE Embedded Electronics Inc., share subscription was performed by all existing shareholders based on their shareholding percentage of ASE and TDK Corporation. After subscription, the Company invested NT$765,000,000, with shareholding percentage maintaining at 51%.

October 2016      The Zhongli Plant was the first packaging and testing OEM plant in the world to pass the ISO 26262 certification.

November 2016   Made the CDP’s Climate A List in 2016, the only company in Taiwan to receive A rating in the CDP climate change assessment.

The Company passed the resolution of the Fair Trade Commission that approves a joint holding company between ASE and SPIL.

II. Risk items

(I) Risk factors

1.  Within the last year and as of the printing of this prospectus, the effects that annual interest, exchange fluctuation, and inflation rates have on the profits and losses of the company as well as the future response measures

(1)  The effects that annual interest have on company profits as well as the future response measures:

The Company and its subsidiaries have made appropriate flexible adjustments with regards to the cash position required for the company's operating activities. The financial costs for the first three quarters in 2015 and 2016 were respectively NT$2,312,143,000 and NT$1,746,585,000, accounting for 0.82% and 0.88% of the net operating income for the year. These results suggest a minimal impact of interest rate on company profits. In future, we will continue to closely monitor the trends of interest rate and to employ low-interest financing instruments and beneficial interest rate conditions in order to maintain minimal financing cost and active credit limit. Subsequently, interest rate risks that are likely to occur in business operations can be averted.

(2)  The effects that exchange fluctuation have on company profits as well as the future response measures:

The Company and its subsidiaries conduct hedging by adopting natural hedging in conjunction with low-risk and safe hedge targets. The net profits on foreign currency exchange for Q3 in 2015 and 2016 were respectively NT$(713,213,000) and NT$2,235,621,000, accounting for (0.25)% and 1.13% of the net operating income. This suggests that the profits were not affected by exchange fluctuation. In future, we will pay attention to the global economy and changes in exchange rate and focus on reducing the risks of exchange rate variations as our main management practice.

Concurrently, we will also deliberately examine how the company allocate its funds and mitigate the effects of exchange rate fluctuations as a means of effective management.

(3) The effects that currency inflation have on company profits as well as the future response measures:

Currently inflation did not exert a material impact on the profits of the Company and its subsidiaries. In addition to closely monitoring price fluctuations in the market, the Company and its subsidiaries will maintain a positive interactive relation with their suppliers and customers and appropriately adjust product selling price and stock inventory. These efforts should be able to effectively mitigate the impact of currency inflation on the Company and its subsidiaries.

2. Within the last year and as of the printing of this prospectus, main policies for engaging in high-risk engagements, highly leveraged investments, endorsement guarantees, and derivative transaction policies; main reasons for profits and losses; and future response measures. The Company engages in the transactions listed in the preceding paragraph in accordance with relevant handling procedures as formulated by the Company.

    The Company and its subsidiaries adopt robust, conservative operating strategy and abstain from engaging in high-risk, high-leverage investments. The Company has complied with laws and regulations of the Securities and Futures Bureau (SFB) in developing internal management guidelines and operating procedures that are based on a sound financial and operational plan, including the Procedure for Lending Funds to Other Parties, Procedure for Making Endorsements and Guarantees, and Procedure for the Acquisition or Disposal of Assets. In future, the Company will continue to abide by procedural regulations and perform all transactions in accordance with relevant regulations.

3. Future R&D plans and anticipated investments in R&D expenses

(1) Future R&D plans

Please read pages 46 to 49 of this prospectus.

(2) Anticipated investments in R&D expenses

The Company and its subsidiaries anticipate to invest NT$430,000,000 in R&D for the pilot production of their packaging products, and NT$3,864,000,000 in R&D of other packaging products. It is anticipated that NT$480,000,000 will be invested in R&D for the pilot production of packaging products, and NT$5,000,000 in the R&D of other packaging products. NT$37,000,000 in R&D expense will be invested in the testing and pilot production of module process technologies.

(3) Factors influencing the success of future R&D

•	Development of advanced packaging technology capability and integration with existing packaging technologies

•	Optimal solution for minimizing the cost of producing existing packaging and testing technologies

•	Process and manufacturing standardization and industry chain integration

•	Verification and instant introduction of mass-produced new core facilities

•	Development and cultivation of packaging, testing, substrate, module, and system integration capabilities

•	Development and cultivation of substrate, element, and module design capabilities

•	Complete product R&D process and project management system

•	Integration of product development and existing production equipment to lower R&D costs

•	Customer-oriented organizational design and internal operation mechanism

•	Adequately monitor market supply and demand, and take the lead in developing advanced packaging, substrate, and testing technologies according to market dynamics and trends in order to ensure leading technological status and to provide customers with optimal solutions in a timely manner when new products are launched in the market

•	Strengthening of R&D talent cultivation

•	Implementation and reinforcement of knowledge management system

•	Strengthening of IP strategy and management

•	Designing, R&D, and manufacturing of Eco-design products that meet environmental protection regulations

•	Effective management of R&D benefits, risks, scheduling, and personnel

•	Formation of strategic alliance with benchmark customers, reduction of R&D costs and risks, and development of IC-package-system Co-design

•	Development and advancement of testing development capabilities

•	Development and advancement of R&D core technology capabilities

4. Within the last year and as of the printing of this prospectus, the effects of the key domestic and international policy and law changes have on the financial operations of the company as well as the response measures:

(1) According to Jin-Guan-Zheng-Fa No. 1030029342 and Jin-Guan-Zheng-Fa No. 1030010325 announced by the FSC, the Company began adopting the 2013 IFRS, IAS, IFRIC, and SIC (collectively, the “IFRSs”), which are announced by the IASB and approved by the FSC, as of 2015 as well as the Regulations Governing the Preparation of Financial Reports by Securities Issuers, to compile its consolidated financial reports. In addition, the Company adopts the IFRSs announced by the IASB but not yet approved by the FSC. Concerning the impact on the consolidated financial reports, the Company will continue to evaluate these reports and complete such evaluation by the specified due date in accordance with the schedule provided by the FSC.

(2) In response to the amendments to the Company Act and Securities and Exchange Act, the Company examined and amended its management guidelines at all times to ensure that legal compliance.

5. Within the last year and as of the printing of this prospectus, the effects that technological changes and industry changes have on the financial operations of the company as well as the response measures

(1) The uncertainty and discontinuity of the global economy are a major challenge of the semiconductor industry. ASE overcomes this challenge by cooperating with customers and vendors to meet customer demands, reduce costs, mitigate risks, continuously observe market pulse, and maintain a closer interaction with customers to identify their needs and changes in their needs. Subsequently, we actively gathered and analyzed market information to alleviate the technological impact of changes in product requirements.

Customer competitiveness and the timing to launch a new product are the key to the success of introducing a new technology. ASE responds to this trend by monitoring market trends and supply/demand conditions, taking the lead to develop key technologies and patents according to market trends and product blueprint of benchmark customers in order to ensure a leading technological status. ASE also reduces R&D costs by ensuring that the process of product development is compatible with existing production equipment to provide customers with the best solution when new products are launched in the market.

(3) According to our experience in the R&D and innovation of new technologies, we found that R&D expenses and new core facilities are a critical component of these processes. Therefore, we respond by ensuring consistency between new technologies and ASE’s future blueprints, and by actively forming strategic alliance with customers to implement resource sharing and ultimately reduce R&D risks. ASE regularly visits its leading customers, participates in technological seminars, and works with benchmark customers to collectively plan product blueprints and product regulations that ensure that R&D technologies can facilitate meeting customers’ delivery deadline.

ASE Nantou Plant (ASENT) has long been devoted to developing electrical and electronic products, including military and industrial power modules for DC converters. The Plant offers multiple solutions to high-power electrical and electronic industrial applications. ASE actively interacts with its customers to determine their needs and changes in their needs. Moreover, the Company actively gathers and analyzes market information to mitigate the effects of technological changes. In future, ASE will place greater level of emphasis on intelligent energy conservation practices, using our extensive experiences and resources in the development of electrical and electronic products. We will also orient our development efforts toward incorporating insulated-gate bipolar transistor (IGBT) standard module packaging and IPM smart module.

6. Within the last year and as of the printing of this prospectus, the effects that corporate image have on corporate crisis management as well as the response measures

The Company and its subsidiaries have always operated under the concept of integrity, law-abiding, and fulfillment of social responsibility. In face of the accidental incident in 2013 involving leakage of wastewater from our Kaohsiung Plant, ASE faced the consequences of this incident with courage and proactively handled the situation, while continuing to make relevant improvements in order to endeavor to reshape the company's image.

7. Within the last year and as of the printing of this prospectus, expected benefits and possible risks of merger and acquisition as well as the response measures

(1) To engage in organizational adjustment and thereby enhance operational flexibility, subsidiary Universal Scientific Industrial Co., Ltd. (USI) passed the resolution of the meeting of the Board of Directors to take April 1, 2015 as the base date for the transfer of its investment business, and reducing the capital by NT$16,012,966,000, equivalent to eliminating 1,601,297,000 outstanding shares. The capital reduction ratio was 97.56%Regarding the operating value assumed by USI Inc. due to such transfer, 1,000,000,000 ordinary shares were issued to the existing shareholders of USI. The ratio was 609.27 ordinary shares per 1,000 shares held as of the base date. USI completed the registration for the capital reduction on April 17, 2015, and the new company was also registered on April 17, 2015. The transfer did not exert an influence on the Company’s net value per share and earnings per share or those of its subsidiaries, because the Company and its subsidiaries hold control over the USI Co.,

     Ltd. and USI Inc.

Integrating the resources along the industry chain of the Company and its subsidiaries’ electronic manufacturing services (EMS), and establishing reasonable separations in the operational models of semiconductor packaging and testing and EMS, would enhance the efficiency of these two areas. To this end, in February 2016, the Company disposed of 39,603 shares of its subsidiary USI Co. Ltd. to subsidiary Universal Global Scientific Industrial Co., Ltd. at NT$20 per share, the total value of the transaction was NT$792,064,000. The shareholding ratio of the Company and its subsidiaries in USI Co. Ltd. was lowered from 99.0% to 76.5%. This transaction did not change the Company’s control over its subsidiary USI Co. Ltd., the transfer was conducted in the form of an equity transaction, and the recognized capital reserve was reduced by NT$20,552,000.

(2) To integrate group resources, subsidiary USI Electronics Inc. was approved by the Board of Directors on March 25, 2015 to merge with USI America Inc. (known as USI Manufacturing Services, Inc. before May 2015) and USI @Work, Inc. USI America Inc. served as the surviving company, and USI @Work, Inc. served as the dissolved company. USI @Work, Inc. was completely merged and eliminated in August 2015. Such merge is anticipated to help USI America Inc. lower management cost and increase business performance, which positively influence the net value per share and earnings per share of USI America Inc.

(3) Taking into consideration ASE resource integration and economies of scale of the industry, the two subsidiaries in China, ASE (Shanghai) Inc. and ASE Electronics (Shanghai) passed a resolution of the meeting of the Board on December 17, in which ASE (Shanghai) Inc. used RMB99,318,000 in new shareholdings and its original investment company trading in its equities in ASE Electronics (Shanghai) to acquire ASE Electronics (Shanghai), with ASE (Shanghai) Inc. being the surviving company and ASE Electronics (Shanghai) being the dissolved company. The base date of the acquisition was temporarily set on January 1, 2016. As of the printing date of this prospectus, the acquisition is still in progress because approval from the competent authority is still pending. The anticipated benefit of such acquisition is that ASE (Shanghai) Inc. can directly obtain the funds of ASE Electronics (Shanghai) to improve its financial structure and lower operational cost, which positively influence the net value per share and earnings per share of ASE (Shanghai) Inc..

(4) In September 2015, the Company acquired 779,000,000 ordinary shares of SPIL at NT$45 per share and 10,650,000 depositary receipts, each recognized as 5 ordinary shares. This accounts for a total shareholding of 24.99%, which has a major effect on SPIL. Between March and April 2016, the Company acquired ordinary shares in SPIL on the open market using NT$13,735,498 in cash and 258,300,000 depositary receipts (each recognized as 5 ordinary shares), increasing the shareholding ratio from 24.99% to 33.29%.

In response to the future development and sustainable management of the semiconductor industry, the Company received approval from the Board in June 2016 to enter a share exchange agreement with SPIL. The Company will submit application to setup an ASE Investment Holding (hereafter referred to as “ASE Investment”) and to engage in share transfer with SPIL so that the ASE Investment will obtain 100% share ownership to ASE and SPIL. The consideration of such share transfer is to exchange one ordinary share of ASE for 0.5 ordinary share of ASE Investment, and one ordinary share of SPIL for cash of NT$55 (adjusted to NT$51.2 following earnings distribution in 2016).

As of the date of printing of this prospectus, the share transfer will be performed in accordance with the collective share transfer agreement and still requires multiple prerequisite conditions before it can be achieved (including but are not limited to the approval of shareholders’ meeting of the Company and SPIL, and the approval or consent of relevant competent authorities for this transaction). Unless otherwise agreed by the Company and SPIL, if the aforementioned condition cannot be met or has been exempted before December 31, 2017, then this agreement will be terminated automatically.

Because of the aforementioned collective share transfer agreement, the Company will handle its existing treasury stocks and converted equity corporate bonds that have been issued by adopting the following principles:

A. For outstanding 3rd overseas non-guaranteed convertible bonds that are issued by the Company, unless these bonds had been redeemed or repurchased and canceled or the bond holder has exercised his/her conversion right before the base date of the share transfer, the holder may, after the Company has obtained the approval of competent authorities, convert these bonds into newly issued ordinary shares of ASE Investment on the base date of share transfer in accordance with relevant laws and regulations, the consignment agreement of these bonds, and the conversion ratio.

B. To support the issuance of the 4th overseas non-guaranteed convertible bonds, the Company has repurchased treasury stocks for conversion before the share transfer base date, converting them into shares of ASE Investment on the basis of the conversion rate. These shares will be held by the Company, and the conversion rate specified in the share transfer agreement will be adjusted as the conversion price for overseas non-guaranteed convertible corporate bonds.

C. Before signing the collective share transfer agreement, ASE Investment will fulfill the Company's obligations as of the share transfer base date with regards to the issued stock options that are approved by the competent authorities. The price and quantity of share transfer shall be changed to new ordinary shares of ASE Investment in accordance with the adjustment of conversion rate and object of contract execution. The remaining issuance condition and original issuance condition shall be identical. However, the specific method of execution shall be conducted by the ASE Investment following relevant laws and regulations and the instructions approved by the competent authorities.

8. Within the last year and as of the printing of this prospectus, expected benefits and possible risks of factory expansions as well as the response measures

Because the growth of the semiconductor market presented an optimistic prospect, the Company and its subsidiaries anticipate that the magnitude of growth in 2016 will exceed that of 2015. Regarding investment, to adequately and effectively utilize existing production capacities, the Company and its subsidiaries have increased their production capacity in the past few years to an extent that they can now fulfill most of their orders. To improve the return rate and reduce investment risks, the Company and its subsidiaries focused primarily on our existing production capacities and equipment as well as investments in new equipment in order to boost market growth. In addition to using new plants, we will incorporate new investments into consideration depending on the actual market demands.

9. Within the last year and as of the printing of this prospectus, the risks of concentrated procurement or sales as well as the response measures

(1) Overly concentrated procurements easily disrupt the supply process because of production or quality abnormalities and also weaken suppliers' bargaining power. The Company and its subsidiaries have formulated policies for diversifying their suppliers of direct material and machinery equipment in order to identify the few alternative suppliers (2nd source) who can concentrate on supply resources and materials. Regarding the source of supply in a foreign oligopolistic market, we actively fostered domestic suppliers with potentials in technological R&D to disperse risks and reduce costs.

(2) The Company and its Subsidiaries were not involved in matters relating to concentrated sales.

10. Within the last year and as of the printing of this prospectus, the effects and risks that large-number transfers or replacements of directors, supervisors, or major shareholders holding over 10% of the company's shares have to the company as well as the response measures:

Within the last year and as of the printing of this prospectus, there were no large-number transfers or replacements of directors or major shareholders holding over 10% of the company's shares.

11. Within the last year and as of the printing of this prospectus, the effects and risks that operating rights changes have to the company as well as the response measures

In the most recent year and as of the printing date of this prospectus, the Company has never changed the operating rights.

12. Other important risks and response measures: None.

(II) Litigation or non-litigation events

1. Finalized judgments or pending litigations, non-litigations, or administrative disputes for the company in the last two years until the printing date of this prospectus whereby the results may have major impacts to the shareholders' rights or share prices

(1) The Company received a statement of charge from Taiwan Kaohsiung District Court in November 2015. The charge involved SPIL appealing to the Court for confirming the non-existence of the Company's right to request for being listed as a shareholder in the shareholders' roster of SPIL. Because SPIL did not pay the court fee by the specified deadline, the Taiwan Kaohsiung District Court dismissed the lawsuit, thus imposing no material influence on the consolidated financial status and financial performance of the Company and its subsidiaries.

(2) Kaohsiung City Government Environmental Protection Bureau (hereafter referred to as "EPB") fined the Company NT$102,014,000 (referred to as "Fine") for violating the Water Pollution Control Act. The Company filed an appeal against the said Fine and the appeal was dismissed by the Kaohsiung City Government. Subsequently, the Company filed an administrative lawsuit with the Kaohsiung High Administrative Court to request the Kaohsiung City Government to withdraw the decision and the Fine and to request the EPB to return the fine that the Company has already paid. The Kaohsiung High Administrative Court provided a ruling on March 22, 2016 to withdraw the decision and the Fine and to dismiss the remaining appeal (i.e., request for refund of the fine paid). On April 4, 2016, the Company lodged an appeal against the part of the ruling that negatively affects the Company. The case is currently being reviewed by the supreme administrative court.

Kaohsiung District Prosecutors Office filed a lawsuit against the Company in January 2014 for violating the Waste Disposal Act, and the Taiwan Kaohsiung District Court fined the Company NT$3,000,000 for violating Article 47 of the Waste Disposal Act. The Company appealed against the ruling in accordance with legal procedures. The Taiwan High Court Kaohsiung Branch reached a verdict on September 29, 2015, ruling the Company not guilty.

2. Finalized judgments or pending litigations, non-litigations, or administrative disputes associated to the company's directors, supervisors, General Manager, responsible person, or major shareholders holding over 10% of the company's shares in the last two years until the printing date of this prospectus whereby the results may have major impacts to the shareholders' rights or share prices: None.

3. Company directors, supervisors, managers, or major shareholders holding over 10% of the company's shares have involved in matters described by Article 157 of the Securities and Exchange Act as well as the status of the case currently handled by the company within the last two years and as of the printing of this prospectus: None.

(III) Company directors, supervisors, managers, or major shareholders holding over 10% of the company's shares have involved in financial turnover difficulties or suffer credit losses within the last two years and as of the printing of this prospectus; and the effects on the company's financial conditions must be specified: None.

(IV) Other important issues: None.

3. Company Organization

(I) Organization system

1. Organization structure

2. Business operations of the various key business departments

Department		Duties
Operation	Human	Human resource management and organizational

17

Department		Duties
Support Center	Resource Division

development

•  Human Resource Operation Service Division: Provide employee service, develop labor requirement plan, plan and manage employee recruitment, remuneration, welfare, and performance systems, and manage central security protection system

• Human Resource Operation Development Division: Plan organizational development and strategies, strengthen employee care and concern, and participate in CSR and charity events

Plant Affair Division:

Handle environmental protection tasks of plant and administrative areas, manage general affairs, and control and manage labor safety

• New Construction Division: Devise plant expansion plans, monitor new construction works and manage construction acceptance tasks, and ensure operation development

• Occupational Safety Division: Integrate organization of plant areas and plant affairs, strengthen laws and regulation identification and standardize practices, and assume responsibility in occupational safety and environmental management and sustainable development

• Plant Affair Technological Integration Division: Integrate and strengthen the following aspects: supplier quality and reliability of plant affair system; integration and operation of plant safety and maintenance, introduction and planning of new technologies and equipment

Procurement Management Division

Procure, manage, and control machines and product materials

• Procurement Management Division 1: Integrate the procurement of production materials with supplier resource management

• Procurement Management Division 2: Allocate repair, general affairs, and procurement tasks and integrate and manage cross-department resources

• Procurement Management Division 3: Integrate mechanical equipment, procure resources, and develop and promote cross-unit systems

	Logistic Service Division	Handle matters pertaining to storage, import/export activities, and insurance and tax accounting
Front Line Service Center	Manufacturing Plant	Handle matters related to semiconductor packaging OEM, product production planning, product manufacturing, progress management, onsite management, and equipment maintenance
Information Division

Construct company information system and implement e-management strategies and system services

• Automated and Engineering Information Division: Manage strategic development of automated and engineering information system, innovation, framework planning, system integration, and system design and maintenance

• Technical Information Division: Evaluate, integrate, setup,

18

Department		Duties

and maintain software and hardware applications of the company information system

• Operation and Customer Information Division: Plan, develop, maintain, and manage corporate operation management and customer information service IT application system

• Manufacturing Information Division: Manage strategic development of manufacturing information system, innovation, framework planning, system integration, and system design and maintenance

	Production and Management Planning Division	Manage production planning and operational efficiency
	Operation Planning Division	Plan operation and project proposals, and integrate and implement administrative resource plans
Quality Assurance Division

Examine and ensure product qualities

• Quality Assurance Division: Ensure quality management mechanism and monitor product quality

• Quality System Division: Establish product reliability and assure the accuracy of measuring instruments

• Quality Engineering Division: Ensure customer communication and coordination, develop product testing process, and conduct quality control

Engineering Center

Develop substrate designs and production technologies

• Design Engineering Division: Develop new technologies and materials, integrate and automate system processes, and provide local support design services to customers worldwide

• Packaging Engineering Division: Develop, introduce, and assess new equipment and materials, implement engineering tasks, and integrate systems

Others	R&D center	Research and develop advanced technologies, incorporate production technologies, develop design and manufacturing specifications, and research, develop, and assess new products and new technologies
	Business Division	Promote business development and sell products in Asian, American, and European regions
	Finance Division	Conduct financial and accounting tasks, including fund management, asset management, cost and management accounting, rental tax planning, and shareholder operations
	Internal Audit	Formulate internal policies, processes, and auditing standards, assess the appropriateness of internal control systems, and evaluate validity of each department
Zhongli Branch		Business units include administration, human resource and public relations, finance, quality assurance, production operation management, information, engineering development center, packaging and testing manufacturing facilities, wafer fabrication and packaging process, strategic

19

Department	Duties
information and customer relation management
Nantou Branch	Business units include human resource and general affairs, finance and accounting, quality management, sales operation, product engineering, information, manufacturing, production management, logistic management, information material, engineering, and environmental safety

20

(2) Affiliation chart

1. Affiliate organization chart (2016.9.30)

Advanced Semiconductor Engineering, Inc.
Innosource Limited (BVI)
ASE Test Limited (Taiwan)
J&R Holding Limited (Bermuda)
ASE Marketing & Service Japan Co. Ltd.
A.S.E. Holding Limited (Bermuda)
Universal Scientific Industrial Co., Ltd. (Taiwan)
See following page for organizational chart of related enterprises of Universal Scientific Industrial Co., Ltd.
ASE Electronics Components (Shanghai) Co., Ltd.
Omniquest Industrial Limited (BVI)
Lu Zhu Development (Taiwan) Co., Ltd.
Alto Enterprises Limited (BVI)
Super Zone Holdings Limited (Hong Kong)
TLJ Intertech Inc. (Taiwan)
Anstock Limited (Cayman Island)
Anstock II Limited (Cayman Island)
ASEN Semiconductors (Suzhou)
ASE Japan Co., Ltd.
ASE Test Limited. (Singapore)
ASE Test Holdings, Ltd.
ASE (U.S.) Inc. (USA)
ASE Corporation (Cayman Islands)
ASE Investment (Kunshan) Co., Ltd.
ASE Integrated Circuit Manufacture (China) Co., Ltd. (Shanghai)
Global Advanced Packaging Technology Ltd. (GAPT- Cayman Islands)
ASE Singapore Pte. Ltd.
ASE Test Holdings Ltd. (Cayman Islands)
ASE Holdings (Singapore) PTE Ltd
ASE Investment (Labuan) Inc.
ASE Labuan Inc. (Labuan)
ASE Mauritius Inc. (Mauritius)
ASE Assembly & Test (Shanghai)
ISE Labs, Inc. (USA)
ASE Electronics (M) SDN. BHD. (Malaysia)
ASE (Korea) Inc. (formerly Motorola Korea)
ASE Electronics (Taiwan) Co., Ltd.
ASE Semiconductor (Shanghai) Co., Ltd.
ASE Semiconductor (Kunshan) Co., Ltd.
ASE Trading (Shanghai) Co., Ltd.
Wuxi Tong Zhi Microelectronics Co., Ltd.
ASE (Weihai)
ASE Semiconductor (Hong Kong) Co., Ltd.
Universal Scientific Industrial (Shanghai) Co., Ltd.
Shanghai Ding Hui Real Estate Development Co., Ltd.
Shanghai Ding Qi Property Management Co., Ltd.
Shanghai Ding Wei Real Estate Development Co., Ltd.
Shanghai Ding Yu Real Estate Development Co., Ltd.
Kunshan Ding Hong Real Estate Development Co., Ltd.
Kunshan Ding Yue Real Estate Development Co., Ltd.
Shanghai Ding Fan Departmental Store Co., Ltd.

21

Organization Chart of Universal Scientific Industrial Co., Ltd. (USI)

Universal Scientific Industrial Co., Ltd
(Taiwan)
100%
Huntington Holdings International Co., Ltd. (BVI)
100%
Rise Accord Limited (BVI)
100%
Rising Capital Investment Limited (BVI)
100%
Real Tech Holdings Limited (BVI)
100%
Unitech Holdings International Co., Ltd. (BVI)
100%
Universal ABIT Holding (Cayman) Co., Ltd. (Cayman Island)
100%
Huan Quan Electronic Components (Kunshan) Co., Ltd.
99.59%
USI Enterprise Limited (Hong Kong)
77.38%
Huan Xu Electronics (Shanghai) Co., Ltd.
100%
Huan Wei Electronics (Shanghai) Co., Ltd.
100%
Universal Global Technology Co., Limited
100%
Huan Hong Electronics (Kunshan) Co., Ltd.
100%
Huan Hao Electronics (Shanghai) Co., Ltd.
50%
50%
Huan Sheng Electronics (Shenzhen) Co., Ltd.
100%
USI America Inc. (USA)
100%
Universal Scientific Industrial De Mexico S.A De C.V.
100%
USI Japan Co., Ltd
100%
Universal Global Scientific Industrial (Taiwan)
100%
Universal Scientific Industrial (Hong Kong)
99.01%
Universal Scientific Industrial Co., Ltd. (Taiwan)
Note: USI's shares in Universal Scientific Industrial De Mexico S.A De C.V. 0.000000356%

22

2. Relations between the company and its affiliates, mutual shareholding ratios, shares and actual investment amounts

September 30, 2016; Unit: NT$1,000, unless otherwise specified Shares

Name of investment company:	Name of affiliate (Note 1)	Relationship	Actual investment amount	Shares of investment company		Company's Shares held by the invested company
				Number of shares	Percentage (%)	Number of shares	Percentage (%)
Advanced Semiconductor Engineering Inc.	A.S.E. Holding Limited	Subsidiary of the Company	US$ 283,966,000	243,966	100.00%	-	-
	J & R Holding Limited	Subsidiary of the Company	US$ 479,693,000	435,128	100.00%	46,703,763	0.59%
	ASE Marketing & Service Japan Co., Ltd.	Subsidiary of the Company	JPY 60,000,000	1,200	100.00%	-	-
	Omniquest Industrial Limited	Subsidiary of the Company	US$ 250,504,000	250,504,067	70.63%	-	-
	Innosource Limited	Subsidiary of the Company	US$ 86,000,000	86,000,000	100.00%	-	-
	ASE Test Inc.	Subsidiary of the Company	20,698,867	1,131,452,502	100.00%	10,978,776	0.14%
	Universal Scientific Industrial Inc.	Subsidiary of the Company	20,836,477	1,112,236,706	99.17%	-	-
	LuZhu Development Inc.	Subsidiary of the Company	1,366,238	131,961,457	67.11%	-	-
ASE Test Inc.	Alto Enterprises Limited	Subsidiary of the Company	US$ 188,000,000	188,000,000	100.00%	-	-
	Super Zone Holdings Limited	Subsidiary of the Company	US$ 100,000,000	100,000,000	100.00%	-	-
	LuZhu Development Inc.	Subsidiary of the Company	372,504	37,250,448	18.94%	-	-
	TLJ Intertech Inc.	Subsidiary of the Company	89,998	2,119,080	60.00%	-	-
A.S.E. Holding Limited	ASE Test Limited	Subsidiary of the Company	US$ 84,889,000	11,148,000	10.19%	88,200,472	1.11%
	ASE Investment (Labuan) Inc.	Subsidiary of the Company	US$ 168,643,000	168,642,842	70.00%	-	-
J & R Holding Limited	ASE Test Limited	Subsidiary of the Company	US$ 964,524,000	98,276,087	89.81%	88,200,472	1.11%
	Omniquest Industrial Limited	Subsidiary of the Company	US$ 30,200,000	30,200,000	8.51%	-	-
	ASE (Nanzih) Inc.	Subsidiary of the Company	US$ 51,344,000	170,000,006	100.00%	-	-
	ASE Japan Co.,	Subsidiary	US$ 25,606,000	7,200	100.00%	-	-

23

Name of investment company:	Name of affiliate (Note 1)	Relationship	Actual investment amount	Shares of investment company		Company's Shares held by the invested company
				Number of shares	Percentage (%)	Number of shares	Percentage (%)
	Ltd.	of the Company
	ASE (U.S.) Inc.	Subsidiary of the Company	US$ 4,600,000	1,000	100.00%	-	-
	Global Advanced Packaging Technology Ltd.	Subsidiary of the Company	US$ 190,000,000	190,000,000	100.00%	-	-
	Anstock Limited	Subsidiary of the Company	US$ 10,000	10,000	100.00%	-	-
	Anstock II Limited	Subsidiary of the Company	US$ 10,000	10,000	100.00%	-	-
	Suzhou ASEN Semiconductors Co., Ltd.	Subsidiary of the Company	US$ 21,600,000	Note 1	60.00%	-	-
ASE Investment (Labuan) Inc.	ASE (Korea) Inc.	Subsidiary of the Company	US$ 160,000,000	20,741,363	100.00%	-	-
ASE Test Limited	ASE Holdings (Singapore) PTE Ltd.	Subsidiary of the Company	US$ 65,520,000	71,428,902	100.00%	-	-
	ASE Test Holdings, Ltd.	Subsidiary of the Company	US$ 222,399,000	5	100.00%	-	-
	ASE Investment (Labuan) Inc.	Subsidiary of the Company	US$ 72,304,000	72,304,040	30.00%	-	-
	ASE Singapore Pte. Ltd.	Subsidiary of the Company	US$ 55,815,000	30,100,000	100.00%	-	-
ASE Test Holdings, Ltd.	ISE Labs, Inc.	Subsidiary of the Company	US$ 221,145,000	26,250,000	100.00%	-	-
ASE Holdings (Singapore) 2te Ltd	ASE Electronics (M) Sdn. Bhd.	Subsidiary of the Company	US$ 60,000,000	159,715,000	100.00%	-	-
Omniquest Industrial Limited	ASE Corporation	Subsidiary of the Company	US$ 352,784,000	352,784,067	100.00%	-	-
ASE Corporation	ASE Mauritius Inc.	Subsidiary of the Company	US$ 217,800,000	217,800,000	100.00%	-	-
	ASE Labuan Inc.	Subsidiary of the Company	US$ 126,184,000	126,184,067	100.00%	-	-
ASE Labuan Inc.	ASE Electronics Inc.	Subsidiary of the Company	US$ 125,813,000	398,981,900	100.00%	-	-
Innosource Limited	Omniquest Industrial Limited	Subsidiary of the Company	US$ 74,000,000	74,000,000	20.86%	-	-
	ASE Electronics (Shanghai) Co., Ltd.	Subsidiary of the Company	US$ 12,000,000	Note 1	100.00%	-	-

24

Name of investment company:	Name of affiliate (Note 1)	Relationship	Actual investment amount	Shares of investment company		Company's Shares held by the invested company
				Number of shares	Percentage (%)	Number of shares	Percentage (%)
Universal Scientific Industrial Inc.	Huntington Holdings International Co., Ltd.	Subsidiary of the Company	8,370,606	255,856,840	100.00%	-	-
Huntington Holdings International Co.,Ltd.	Unitech Holdings International Co., Ltd.	Subsidiary of the Company	US$ 3,000,000	3,000,000	100.00%	-	-
	Real Tech Holdings Limited	Subsidiary of the Company	US$ 149,151,000	149,151,000	100.00%	-	-
	Universal ABIT Holding(Cayman) Co., Ltd.	Subsidiary of the Company	US$ 28,125,000	90,000,000	100.00%	-	-
	Rising Capital Investment Limited	Subsidiary of the Company	US$ 6,000,000	6,000,000	100.00%	-	-
	Rise Accord Limited	Subsidiary of the Company	US$ 2,000,000	20,000	100.00%	-	-
Real Tech Holdings Limited	USI Enterprise Limited	Subsidiary of the Company	US$ 210,900,000	210,900,000	99.59%	-	-
	Universal Global Technology (Kunshan) Co., Ltd.	Subsidiary of the Company	US$ 12,000,000	Note 1	100.00%
USI Electronics Inc.	Universal Global Technology Co., Limited	Subsidiary of the Company	RMB 324,185,000	390,000,000	100.00%	-	-
	Universal Global Technology (Kunshan) Co., Ltd.	Subsidiary of the Company	RMB 250,000,000	Note 1	100.00%
	Universal Global Electronics (Shanghai) Co., Ltd.	Subsidiary of the Company	RMB 1,330,000,000	Note 1	100.00%
	Universal Global Technology (Shanghai) Co., Ltd.	Subsidiary of the Company	RMB 50,000,000	Note 1	100.00%
	USI Electronics (Shenzhen) Co., Ltd.	Subsidiary of the Company	RMB 292,812,000	Note 1	50.00%
Universal Global Technology Co., Limited	Universal Technology Co., Ltd.	Subsidiary of the Company	US$ 11,000,000	85,800,000	100.00%	-	-
	Universal Global Scientific Industrial Co., Ltd.	Subsidiary of the Company	US$ 62,235,000	198,000,000	100.00%	-	-
	USI Japan Co., Ltd.	Subsidiary of the Company	US$ 885,000	6,400	100.00%	-	-
	Universal Scientific	Subsidiary of the	US$ 23,963,000	281,085,325	100.00%	-	-

25

Name of investment company:	Name of affiliate (Note 1)	Relationship	Actual investment amount	Shares of investment company		Company's Shares held by the invested company
				Number of shares	Percentage (%)	Number of shares	Percentage (%)
	Industrial De Mexico S.A. De C.V.	Company
	USI America Inc.	Subsidiary of the Company	US$ 9,500,000	250,000	100.00%
	USI Electronics (Shenzhen) Co., Ltd.	Subsidiary of the Company	US$ 37,500,000	Note 1	50.00%	-	-
Universal Global Scientific Industrial Co., Ltd.	Universal Scientific Industrial Co., Ltd.	Subsidiary of the Company	792,064	39,603,222	99.01%	-	-
ASE Mauritius Inc.	ASE (Shanghai)	Subsidiary of the Company	US$ 140,542,000	Note 1	100.00%	-	-
	ASE (Kunshan) Inc.	Subsidiary of the Company	US$ 80,000,000	Note 1	29.85%	-	-
ASE Investment (Kunshan) Inc.	ASE (Kunshan) Inc.	Subsidiary of the Company	US$ 122,000,000	Note 1	45.52%
Alto Enterprises Limited	ASE (Kunshan) Inc.	Subsidiary of the Company	US$ 66,000,000	Note 1	24.63%
ASE (Korea) Inc.	ASE (Weihai)	Subsidiary of the Company	US$ 126,500,000	Note 1	100.00%	-	-
ASE (Shanghai) Inc.	Shanghai Ding Hui Real Estate Development Co., Ltd.	Subsidiary of the Company	RMB 1,441,000,000	Note 1	40.03%	-	-
	Universal Scientific Industrial (Shanghai) Co., Ltd.	Subsidiary of the Company	RMB 12,900,000	18,098,476	0.83%	-	-
	ASE (Hong Kong) Inc.	Subsidiary of the Company	US$ 1,000,000	Note 1	100.00%
Global Advanced Packaging Technology Limited, Cayman Islands	ASE Assembly & Test (Shanghai) Limited	Subsidiary of the Company	US$ 180,000,000	Note 1	100.00%
Super Zone Holdings Limited	ASE Circuit Manufacturing Co., Ltd. (China)	Subsidiary of the Company	US$ 100,000,000	Note 1	100.00%	-	-
Alto Enterprises Limited	ASE Investment (Kunshan) Inc.	Subsidiary of the Company	US$ 122,000,000	Note 1	100.00%	-	-
ASE Assembly & Test (Shanghai) Limited	Wuxi Tongzhi Microelectronics Co., Ltd.	Subsidiary of the Company	RMB 70,000,000	Note 1	100.00%	-	-
	ASE Trading	Subsidiary	RMB 500,000	Note 1	100.00%	-	-

26

Name of investment company:	Name of affiliate (Note 1)	Relationship	Actual investment amount	Shares of investment company		Company’s Shares held by the invested company
				Number of shares	Percentage (%)	Number of shares	Percentage (%)
	(Shanghai) Ltd.	of the Company
	Shanghai Ding Hui Real Estate Development Co., Ltd.	Subsidiary of the Company	RMB 2,242,500,000	Note 1	59.97%
Shanghai Ding Hui Real Estate Development Co., Ltd.	Shanghai Ding Qi Property Management Co., Ltd.	Subsidiary of the Company	RMB 1,000,000	Note 1	100.00%	-	-
	Shanghai Ding Wei Real Estate Development Co., Ltd.	Subsidiary of the Company	RMB 1,548,000,000	Note 1	100.00%
	Shanghai Ding Yu Real Estate Development Co., Ltd.	Subsidiary of the Company	RMB 1,100,000,000	Note 1	100.00%
	Kun Shan Ding Hong Real Estate Development Co., Ltd.	Subsidiary of the Company	RMB 670,000,000	Note 1	100.00%
	Kun Shan Ding Yue Real Estate Development Co., Ltd.	Subsidiary of the Company	RMB 330,000,000	Note 1	100.00%
Shanghai Ding Wei Real Estate Development Co., Ltd.	Shanghai Ding Fan Department Store Co., Ltd.	Subsidiary of the Company	RMB 1,500,000	Note 1	100.00%	-	-
USI Enterprise Limited	Universal Scientific Industrial (Shanghai) Co., Ltd.	Subsidiary of the Company	US$ 251,163,000	1,683,749,126	77.38%	-	-

Note 1: The subsidiary is a corporation limited and therefore does not issue shares.

27

(3) Background information of President, Vice Presidents, Assistant Vice Presidents, and heads of various departments and branches.

November 30 31, 2016; Unit: Share; %

Title	Nationality	Name	Date onboard	Number of shares held		Shares held by spouse and children		Shares held in the names of others		Main work (education) experiences	Concurrent positions in other companies	Manager who is a spouse or a relative within second degree			The condition of managers obtaining employee stock options
				Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares			Title	Name	Relationship	31,929,000 shares
CEO	Singapore	Jason C.S. Chang	2003.05	85,070,931	1.07%	－	－	1,693,208,250 (Note1)	21.32%	Bachelor in Electrical Engineering, National Taiwan University Master’s degree from the Illinois Institute of Technology	Note 3	Vice Chairman Director	Richard H.P. Chang Rutherford Chang	Brother Son
President	Hong Kong	Richard H.P. Chang	2003.02	104,414,941	1.31%	121,929,346	1.54%	－	－	Bachelor’s degree in industrial engineering, Chung Yuan Christian University in Taiwan Chairman of Universal Scientific Industrial Co., Ltd. (Shanghai)	Note 3	Chairman	Jason C.S. Chang	Brother
Chief Operating Officer	Republic of China	Tien Wu	2007.02	4,953,386	0.06%	－	－	－	－	Doctorate degree in applied mechanics, University of Pennsylvania	Note 3	None	None	None
Chief Financial Officer	Republic of China	Joseph Tung	1994.12	5,151,908	0.06%	274,915	0.00%	－	－	Master’s degree in business administration, University of Southern California Vice President of Citibank	Note 3	None	None	None
President of ASE Kaohsiung	Republic of China	Raymond Lo	2006.04	3,565,643	0.04%	1,182	0.00%	－	－	Bachelor’s degree in electronic physics, National Chiao Tung University	Note 3	None	None	None
President of Shanghai Headquarter	Republic of China	Jeffery Chen	2016.05	2,100,802 (Note2)	0.03%	－	－	－	－	Master’s degree in business administration, University of British Columbia in Canada Vice President of Bankers Trust Taipei	Note 3	None	None	None
Vice President	Republic of China	Xu-Rui Yu	1999.08	519,259	0.01%	－	－	－	－	Department of Radio and Television, National Taiwan University of Arts Vice President of Eastern Broadcasting Co., Ltd. President of Xin Kai Broadcasting Co., Ltd.	Note 3	None	None	None
Vice President	Republic of China	Dao-You Chen	2004.01	402,127	0.01%	－	－	－	－	Bachelor's degree in mechanical engineering, National Cheng Kung University	None	None	None	None

28

Title	Nationality	Name	Date onboard	Number of shares held		Shares held by spouse and children		Shares held in the names of others		Main work (education) experiences	Concurrent positions in other companies	Manager who is a spouse or a relative within second degree			The condition of managers obtaining employee stock options
				Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares			Title	Name	Relationship	31,929,000 shares
Vice President	Republic of China	Shih-Wen Lee	2004.01	1,016,234	0.01%	－	－	－	－	Bachelor’s degree in electronic physics, National Cheng Kung University	None	None	None	None
Vice President	Republic of China	Kwang-Chun Chou	103.01	82,203	0.00%	－	－	－	－	Bachelor's degree in mechanical engineering, National Cheng Kung University	None	None	None	None
Vice President	Republic of China	Kuo-Tang Lin	2004.08	2,037,773	0.03%	3,242	0.00%	－	－	Bachelor's degree in eletrical engineering, Kun Shan University	None	None	None	None
Vice President	Republic of China	Huan-Hua Mo	2004.08	858	0.00%	－	－	－	－	Bachelor's degree in mechanical engineering, University of Birmingham	None	None	None	None
Vice President	Republic of China	Ching-Kun Yeh	2004.08	276,622	0.00%	－	－	－	－	Bachelor’s degree in physics, Soochow University	None	None	None	None
President of ASE Zhongli	Republic of China	Tien-Chi Chen	2015.08	1,492,504	0.02%	－	－	－	－	Bachelor’s degree in industrial engineering, Chung Yuan Christian University	Note 3	None	None	None
Vice President	Republic of China	Chen-Ming Cheng	2006.07	6,416	0.00%	－	－	－	－	Bachelor's degree in mechanical engineering, Tamkang University	None	None	None	None
Vice President	Republic of China	Song-Ching Hong	2011.01	673,275	0.01%	－	－	－	－	Doctrate in Machinery, University of Texas System	None	None	None	None
Vice President	Republic of China	Yen-Chieh Tsao	2012.12	－	－	－	－	－	－	Bachelor’s degree in physics, Chinese Culture University	None	None	None	None
Vice President	Republic of China	Chih-Bing Hong	2014.03	310,000	0.00%	25,000	0.00%	－	－	Doctrate in electronics, University of Paisley	None	None	None	None
Vice President and Chief of Accounting	Republic of China	Hong-Ming Kuo	2014.08	46,000	0.00%	－	－	－	－	Master’s degree in business administration, Boston University	Note 3	None	None	None

Note 1: Number of shares pledged was 248,471,522

Note 2: Number of shares pledged was 700,000

Note 3: Summary of concurrent positions in other companies

Title	Name	Concurrent positions in other companies
CEO	Jason C.S. Chang	CEO, Chairman, Director (representative) of ASE Inc.; Chairman, Director (representative) of ASE (Nanzih) Inc.; Director of ASE Japan Co., Ltd.; Chairman, Director (representative) of ASE Test Inc.; Director of ASE Test Holding, Ltd.; Director of ASE (Korea) Inc.; Director of ISE Labs, Inc.; Director of A.S.E. Holding Ltd. (Bermuda); Director of J&R Holding Ltd. (Bermuda); Director of Innosource Ltd.; Director of ASE (Kunshan) Inc.; Chairman of ASE Test Limited (Singapore); Chairman of ASE

29

Title	Name	Concurrent positions in other companies
(Shanghai) Inc.; Director of ASE Electronics (Shanghai); Chairman of ASE Investment (Kunshan) Inc.; Chairman, Director (representative) of ASE Electronics Inc.; Director of ASE Mauritius Inc.; Director of ASE Corporation; Chairman of Suzhou ASEN Semiconductors Co., Ltd.; Director of ASE Labuan Inc.; Director of ASE Circuit Manufacturing Co., Ltd. (China); Director of ASE Singapore Pte. Ltd.; Director of Alto Enterprises Ltd.; Director of Super Zone Holdings Ltd.; Director of Anstock Limited; Director of Anstock II Limited; Director of USI Electronics Inc.; Director of Universal Scientific Industrial Co., Ltd. (Shanghai); Director of USI Co., Ltd.; Director of Sino Horizon Holdings Limited; Director of Wealthy Joy Co. Ltd.; Director of Beijing Ding Gu Ding Hao Enterprise Co., Ltd.; Director of Shanghai Ding Rong Real Estate Development Co., Ltd.; Director of Chongqing Ding Gu Real Estate Development Co., Ltd.; Director of Shanghai Ding Xing Property Ltd.; Supervisor of Kun Shan Ding Yao Real Estate Development Co., Ltd.; Supervisor of Shanghai Ding Jia Real Estate Development Co., Ltd.; Supervisor of Shanghai Ding Tong Real Estate Development Co., Ltd.; Supervisor of Shanghai Hong Xiang Property Ltd.; Supervisor of Shanghai Ming Long Construction Development Co., Ltd.; Director of Shanghai Ding Yi Real Estate Development Co., Ltd.; Director of True Elite Holdings Limited; Director of Wenzhou Hong De Construction Development Co., Ltd.; Director of ASE Enterprises; Director of Ding Chang Investment Inc.; Director of Ding Gu Investment Inc.; Chairman of Wan Chang Investment Inc.; Director of Wan Ya Investment Inc.; Director of Wei Dong Investment Inc.; Director of Rui Chang Investment Inc.; Director of Shao Chang Investment Inc.; Chairman of Jia Qing Investment Inc.; Chairman of Jia Ying Investment Inc.; Director of Ming Tong Investment Inc.; Director of Ming Xiang Investment Inc.; Director of Qi Chang Investment Inc.
President	Richard H.P. Chang	President and Vice Chairman of ASE Inc.; Director (representative) of ASE (Nanzih) Inc.; Director of Innosource Ltd.; Director of ASE (Shanghai) Inc.; Director (representative) of ASE Test Inc.; Director of Omniquest Industrial Ltd.; Director of ASE Test Limited (Singapore); Director of ASE (Korea) Inc.; Director of ASE Electronics (Malaysia), Sdn, Bhd.; Director of A.S.E. Holding Ltd. (Bermuda); Director of J&R Holding Ltd. (Bermuda); Chairman of ASE (Kunshan) Inc.; Chairman of ASE Electronics (Shanghai); Director of GAPT-Cayman; Director of ASE Assembly & Test (Shanghai) Ltd.; Director of ASE Japan Co., Ltd.; Chairman of ASE (Hong Kong) Inc.; Director of Suzhou ASEN Semiconductors Co., Ltd.; Director of ASE Labuan Inc.; Director of ASE Circuit Manufacturing Co., Ltd. (China); Director of Alto Enterprises Ltd.; Director of Super Zone Holdings Ltd.; Director of Anstock Limited; Director of RTH; Chairman of USI Electronics Inc.; Chairman of Universal Global Technology (Kunshan) Co., Ltd.; Chairman of USI Electronics (Shenzhen) Co., Ltd.; Chairman of Global Electronics Inc.; Director of Universal Technology Co., Ltd.; Director (representative) of Universal Global Scientific Industrial Co., Ltd.; Director of USI Enterprise Limited; Chairman of Universal Global Technology (Kunshan) Co., Ltd.; Director of Universal Scientific Industrial Co., Ltd. (Shanghai); Chairman of Huang Wei Electronics (Shanghai) Co., Ltd.; Chairman of Huang Hao Electronics (Shanghai) Co., Ltd.; Chairman of Sino Horizon Holdings Limited; Director of Wealthy Joy Co. Ltd.; Director of Peak Vision International Limited; Director of Great Sino Development Ltd.; Chairman of Beijing Ding Gu Ding Hao Enterprise Co., Ltd.;

30

Title	Name	Concurrent positions in other companies

Chairman of Shanghai Ding Gu Property Co., Ltd.; Chairman of Shanghai Ding Jia Real Estate Development Co., Ltd.; Chairman of Shanghai Ding Tong Real Estate Development Co., Ltd.; Chairman of Shanghai Hong Xiang Property Ltd.; Chairman of Shanghai Ming Long Construction Development Co., Ltd.; Chairman of Shanghai Ding Rong Real Estate Development Co., Ltd.; Chairman of Shanghai Ding Lin Real Estate Development Co., Ltd.; Chairman of Shanghai Ding Xing Property Ltd.; Chairman of Kun Shan Ding Yao Real Estate Development Co., Ltd.; Chairman of Chongqing Ding Gu Real Estate Development Co., Ltd.; Director of Shanghai ASE Department Store Co., Ltd.; President of Chongqing Ding Gu Property Management Co., Ltd.; Chairman of Shanghai Ding Yi Real Estate Development Co., Ltd.; Executive Director of Wuxi Ding Gu Real Estate Development Co., Ltd.; Executive Director of Shanghai McCain Hospitality Co., Ltd.; Director of Wenzhou Hong De Construction Development Co., Ltd.; Director of ASE Enterprises; Director of Wend Di Development Co., Ltd.; Director of Jia Ying Investment Inc.; Chairman of Ming Xiang Investment Inc.; Director of Ming Tong Investment Inc.; Supervisor of Rui Chang Investment Inc.; Director of Jia Qing Investment Inc.; Chairman of Wei Dong Investment Inc.; Director of Shao Chang Investment Inc.; Director of Qi Chang Investment Inc.; Chairman of Ding Chang Investment Inc.; Director of Wan Chang Investment Inc.; Director of Wan Ya Investment Inc.; Supervisor of Ding Gu Investment Inc.
Chief Operating Officer	Tien Wu	COO and Director (representative) of ASE Inc.; Director of ISE Labs, Inc.; Director of ASE Japan Co., Ltd.; Director of ASE Marketing & Service Japan Co., Ltd.; Director of GAPT-Cayman; Director of ASE Assembly & Test (Shanghai) Limited; Director of Suzhou ASEN Semiconductors Co., Ltd.; Director of ASE (Weihai) Inc.; Director of Wuxi Tongzhi Microelectronics Co., Ltd.; Director (representative) of Universal Scientific Industrial Co., Ltd. (Shanghai); Director (representative) of Universal Scientific Industrial Co., Ltd.
Chief Financial Officer	Joseph Tung	CFO and Director (representative) of ASE Inc.; Director (representative) of ASE (Nanzih) Inc.; Supervisor of ASE Japan Co., Ltd.; Director (representative) of ASE Test Inc.; Supervisor of ASE Marketing & Service Japan Co., Ltd.; Director of Innosource Ltd.-; Director of J&R Holding Ltd. (Bermuda); Director of ASE Investment (Labuan) Inc.; Director of Holding Ltd. (Bermuda); Director of Omniquest Industrial Ltd.; Director of ASE Test Holding, Ltd.; Director of ASE (Korea) Inc.; Director of ASE Electronics (Malaysia) Sdn. Bhd.; Director of ASE Mauritius Inc.; Director (representative) of ASE Electronics Inc.; Director of ASE Labuan Inc.; Director of ASE Corporation; Director of Alto Enterprises Ltd.; Director of Anstock Limited; Supervisor of Universal Scientific Industrial Co., Ltd.; Supervisor of Universal Scientific Industrial Inc.; Supervisor of USI Electronics Inc.; Supervisor (representative) of Universal Technology Co., Ltd.; Director (representative) of LuZhu Development Inc.; Supervisor of Wuxi Tongzhi Microelectronics Co., Ltd.; Director of ASE Trading (Shanghai) Ltd.; Director of H.R.SILVINE-CMC Co., Ltd.; Independent Director of Ta Chong Bank; Director (representative) of Advanced Microelectronic Products, Inc.; Director of TLJ Intertech Inc.; Director (representative) of Asia Pacific New Industry Entrepreneurial Investment Inc.
President of ASE Kaohsiung	Raymond Lo	Director (representative) of ASE Inc.; President of ASE Kaohsiung; Director (representative) and President of ASE Test Inc.
Shanghai Headquarter President	Jeffery Chen	Director (representative) of ASE Inc. ; Director (representative) of ASE Test Inc.; Director of ASE (Kunshan) Inc.; Director of ASE Test Limited (Singapore); Director of ASE Test Holdings Ltd.; Director of Omniquest Industrial Ltd.; Director of ISE Labs, Inc.; Director of ASE Investment (Labuan) Inc.; Director of ASE Electronics (Shanghai); Supervisor of ASE Assembly & Test (Shanghai) Ltd.; Chairman of Shanghai Ding Hui Real Estate Development Co., Ltd.; Director (representative) of ASE

31

Title	Name	Concurrent positions in other companies

Electronics Inc.; Director of ASE (Hong Kong) Inc.; Director of Suzhou ASEN Semiconductors Co., Ltd.; Chairman of Shanghai Ding Wei Real Estate Development Co., Ltd.; Chairman of Shanghai Ding Yu Real Estate Development Co., Ltd.; Chairman of Kunshan Ding Hong Real Estate Development Co., Ltd.; Chairman of Kunshan Ding Yue Real Estate Development Co., Ltd.; Chairman of Shanghai Ding Qi Property Co., Ltd.; Director of ASE Trading (Shanghai); Director of Super Zone Holdings Ltd.; Supervisor of USI Co., Ltd.; Supervisor of USI Inc.; Director of HHI; Independent Director and Compensation Committee Member of Mercuries & Associates, Holding Ltd.; Director of Jiangsu Longchen Greentech Co., Ltd.
Vice President	Xu-Rui Yu	Director of Shanghai Ding Hui Real Estate Development Co., Ltd.; Director of Ding Wei Real Estate Development Co., Ltd.; Director of Shanghai Ding Yu Real Estate Development Co., Ltd.; Director of Kunshan Ding Hong Real Estate Development Co., Ltd.; Director of Kunshan Ding Yue Real Estate Development Co., Ltd.; Director of Shanghai Ding Qi Property Co., Ltd.; Supervisor of USI Co., Ltd.; Supervisor of USI Inc.; Supervisor of Luzhu Development Co., Ltd.
President of ASE Zhongli	Chen Tien-chi	Director (representative of ASE Inc. and President of ASE Zhongli; Director (representative) of ASE Test Inc.; Director (representative) of Luzhu Development Co., Ltd.; Supervisor of Suzhou ASEN Semiconductors Co., Ltd.
Vice President and Chief of Accounting	Hong-Ming Kuo	Supervisor (representative) of ASE Test Inc.; Director of ASE Singapore Pte. Ltd.; Director of Anstock II Limited; Director of Luzhu Development Co., Ltd.

32

(4) Directors and Supervisors

1. Directors

33

Note 1: Number of shares pledged was 248,471,522

Note 2: Summary of current duties at the Company and at other companies

34

Name	Concurrent positions in other companies
Jason C.S. Chang	Please refer to Note 3 under (3) Background information of President, Vice Presidents, Assistant Vice Presidents, and heads of various departments and branches.
Richard H.P. Chang	Please refer to Note 3 under (3) Background information of President, Vice Presidents, Assistant Vice Presidents, and heads of various departments and branches.
Tien Wu	Please refer to Note 3 under (3) Background information of President, Vice Presidents, Assistant Vice Presidents, and heads of various departments and branches .
Joseph Tung	Please refer to Note 3 under (3) Background information of President, Vice Presidents, Assistant Vice Presidents, and heads of various departments and branches.
Raymond Lo	Please refer to Note 3 under (3) Background information of President, Vice Presidents, Assistant Vice Presidents, and heads of various departments and branches.
Jeffery Chen	Please refer to Note 3 under (3) Background information of President, Vice Presidents, Assistant Vice Presidents, and heads of various departments and branches.
Chen Tien-chi	Please refer to Note 3 under (3) Background information of President, Vice Presidents, Assistant Vice Presidents, and heads of various departments and branches.
Rutherford Chang	Director of ASE Inc.; Director of ASE (Shanghai) Inc.; Director of ASE Circuit Manufacturing Co., Ltd. (China); Director (representative) of ASE Test Inc.; ASE Assembly & Test (Shanghai) Ltd.; Supervisor of ASE (Kunshan) Inc.; Director of ASE (Weihai) Inc.; Director of Shanghai Ding Hui Real Estate Development Co., Ltd.; Director of Shanghai Ding Wei Real Estate Development Co., Ltd.; Director of Shanghai Ding Yu Real Estate Development Co., Ltd.; Director of Kunshan Ding Hong Real Estate Development Co., Ltd.; Director of Kunshan Ding Yue Real Estate Development Co., Ltd.; Director of USI Electronics Inc.; Director (representative) of USI Co., Ltd.; Director (representative) of USI Inc.; Director of Wuxi Tongzhi Microelectronics Co., Ltd.; Director of Beijing Ding Gu Ding Hao Enterprise Co., Ltd.; Director of ASE Investment (Kunshan) Co., Ltd.
You Sheng-Fu	Director of Arima Lasers Corp.; Supervisor of ; Supervisor of Dynapack International Technology Corporation; Supervisor of San Fu Chemical Co., Ltd.; Supervisor of Arima Communications Corp.
Ta-lin Hsu	Members of the Audit Committee and Compensation Committee; President and Founder of H&Q Asia Pacific; Chairman of Auspicious
Mei-yue Ho	Independent director and member of Audit Committee and Remuneration Committee of AU Optronics Corp.; Independent director and member of Audit Committee and Remuneration Committee of Bank of Kaohsiung; Independent director and member of Remuneration Committee of Kinpo Electronics, Inc.; Independent director of Ausnutria Dairy Corporation Ltd.

35

2. Supervisors (N/A because the Company has setup an Audit Committee)

3. Major shareholders of corporate shareholders

February 29, 2016

Name of the corporate shareholders	Major shareholders of corporate shareholders
A.S.E. Enterprises Limited	Aintree Limited(100%)

4. The major shareholders of major corporate shareholders

February 29, 2016

Name of corporate shareholders	Corporate shareholders' main shareholders
Aintree Limited	JC Holdings Limited(100%)

5. The statuses of expertise and independence of the directors

Note: Please fill-in a “✓” in the empty spaces for the various directors and supervisors who fits the following conditions two years prior to their appointments or during their tenures.

1.	Not an employee of the Company or any of its affiliates.

2.	Not a director or supervisor of the Company's affiliates (the same does not apply, however, in cases where the member is an independent director of the Company, its parent company, or any subsidiary in which the Company holds, directly or indirectly, more than 50 percent of the voting shares).

3.	Not a natural-person shareholder whose shareholding, together with those of his/her spouse, minor children, and shares held under others' names, exceed 1% of the total number of outstanding shares of the Company, or ranks the person in the top ten shareholders of the Company.

4.	Not a spouse, relative within second degree of kinship, or lineal relative within third degree of kinship of any of the persons in the preceding three paragraphs.

5.	Not a director, supervisor or employee of a juristic-person shareholder that holds directly 5% or more of the total number of outstanding shares of the Company or ranks in the top five shareholders.

6.	Not a director, supervisor, manager or shareholder holding 5% or more of the shares of a specified company or institution that has a financial or business relationship with the Company.

7.	Not a professional or an owner, partner, director, supervisor, manager or a spouse of the abovementioned who provides commercial, legal, financial, accounting services or consultation to the Company or an

36

affiliate of the Company. excluding members of compensation committee who exercise power in accordance with Article 7 of the Regulations Governing the Appointment and Exercise of Powers by the Compensation committee of a Company Whose Stock is Listed on the Stock Exchange or Traded Over the Counter.

8.	Not having a marital relationship or a relative within the second degree of kinship to any other director of the Company.

9.	With no conditions listed by Article 30 of Company Act.

10.	Not a government agency, juristic person, or its representative set forth in Article 27 of the Company Act of the R.O.C.

(5) Sponsor: Not applicable.

37

(6) Remunerations to directors, supervisors, president, and vice presidents in the most recent year

1. Remunerations to directors, supervisors, president, and vice presidents in the most recent year

(1) Remunerations to directors

38

Note 1: The Company's shareholders' meeting passed a resolution on June 28, 2016 to distribute NT$140,000,000 as director remuneration for 2015 and NT$2,033,800,000 as employee remuneration for 2015 (in cash).

Note 2: The actual amount of pension paid by the Company for 2015 was NT$0; The pension amount specified represents the amount of pension contributed.

Note 3: This column excludes the employee stock option expense of the Company (NT$8,565,000) and the amount presented in the financial report (NT$15,532,000).

39

Remuneration grade table

Range of remuneration paid to each director	Name of director
	Total amount for the preceding four remunerations (A+B+C+D)		Total amount for the preceding seven remunerations (A+B+C+D+E+F+G)
	The Company	All companies mentioned in the financial report	The Company	All companies mentioned in the financial report
Less than NT$2,000,000	－	－	－	－
NT$2,000,000 (inclusive) to NT$5,000,000	Sheng-fu You, Ta-lin Hsu, Mei-yueh Ho	Sheng-fu You, Ta-lin Hsu, Mei-yueh Ho	Sheng-fu You, Ta-lin Hsu, Mei-yueh Ho	Sheng-fu You, Ta-lin Hsu, Mei-yueh Ho
NT$5,000,000 (inclusive) to NT$10,000,000	－	－	－	－
NT$10,000,000 (inclusive) to NT$15,000,000	－	－	－	－
NT$15,000,000 (inclusive) to NT$30,000,000	Jason C.S. Chang, Richard H.P. Chang, Tien Wu, Joseph Tung, Raymond Lo, Jeffery Chen, TS Chen, Rutherford Chang	Jason C.S. Chang, Richard H.P. Chang, Tien Wu, Joseph Tung, Raymond Lo, Jeffery Chen, TS Chen, Rutherford Chang	Jeffery Chen	－
NT$30,000,000 (inclusive) to NT$50,000,000	－	－	Richard H.P. Chang, Raymond Lo, TS Chen, Rutherford Chang	TS Chen, Rutherford Chang
NT$50,000,000 (inclusive) to NT$100,000,000	－	－	Tien Wu, Joseph Tung	Richard H.P. Chang, Tien Wu, Joseph Tung, Raymond Lo, Jeffery Chen
Greater than NT$100,000,000	－	－	Jason C.S. Chang	Jason C.S. Chang
Total	11 person(s)	11 person(s)	11 person(s)	11 person(s)

40

(2) Supervisor remuneration

An Annual Shareholders' Meeting convened on June 23, 2015 passed a resolution to elect only directors. Three elected independent directors formed an Audit Committee to replace supervisors as of June 24, 2015.

(3) Remunerations to President and Vice Presidents

41

December 31, 2015 Unit: NT$1,000; %

Title	Name	Salary (A) (Note 3)		Pension (B) (Note 2)		Bonuses, special expenses, etc. (C)		Employee remuneration (D) (Note 1)				The total ratio (%) of net income amount accounted by A, B, C, and D		Number of employee stock options obtained		Number of new restricted employee shares obtained		Remuneration received from Investees other than subsidiaries
		The Company	All companies mentioned in the financial report	The Company	All companies mentioned in the financial report	The Company	All companies mentioned in the financial report	The Company		All companies mentioned in the financial report		The Company	All companies mentioned in the financial report	The Company	All companies mentioned in the financial report	The Company	All companies mentioned in the financial report
								Cash amount	Amount of shares	Cash amount	Amount of shares
CEO	Jason C.S. Chang	99,959	167,449	1,665	1,881	70,042	87,029	210,128	-	219,128	-	1.96%	2.44%	37,269,000 shares	50,519,000 shares	-	-	None
President	Richard H.P. Chang
Chief Operating Officer	Tien Wu
Chief Financial Officer	Joseph Tung
President of ASE Kaohsiung	Raymond Lo
President of ASE Zhongli	Chen Tien-chi
Vice President	Xu-Rui Yu
Vice President	Dao-You Chen
Vice President	Shih-Wen Lee
Vice President	Kwang-Chun Chou
Vice President	Kuo-Tang Lin
Vice President	Huan-Hua Mo
Vice President	Ching-Kun Yeh
Vice President	Chen-Ming Cheng
Vice President	Song-Ching Hong
Vice President	Yen-Chieh Tsao
Vice President	Chih-Bing Hong
Vice President and Chief of Accounting	Hong-Ming Kuo

Note 1: The Company's shareholders' meeting passed a resolution on June 28, 2016 to distribute NT$140,000,000 as director remuneration for 2015 and NT$2,033,800,000 as employee remuneration for 2015 (in cash).

Note 2: The actual amount of pension paid by the Company for 2015 was NT$0; The pension amount specified represents the amount of pension contributed.

Note 3: This column excludes the employee stock option expense of the Company (NT$9,086,000) and the amount presented in the financial report (NT$15,834,000)

42

Remuneration grade table

ange of remuneration paid to each president and vice president	Names President and Vice Presidents
	The Company	All companies mentioned in the financial report
Less than NT$2,000,000	－	－
NT$2,000,000 (inclusive) to NT$5,000,000 (exclusive)	Ching-Kun Yeh	Ching-Kun Yeh
NT$5,000,000 (inclusive) to NT$10,000,000 (exclusive)	Huan-Hua Mo, Xu-Rui Yu, Kwang-Chun Chou, Dao-You Chen, Chen-Ming Cheng, Kuo-Tang Lin, Yen-Chieh Tsao, Hong-Ming Ku, Chih-Bing Hong, Shih-Wen Lee	Huan-Hua Mo,Kwang-Chun Chou, Dao-You Chen, Chen-Ming Cheng, Kuo-Tang Lin, Hong-Ming Ku, Chih-Bing Hong, Shih-Wen Lee
NT$10,000,000 (inclusive) to NT$15,000,000 (exclusive)	Song-Ching Hong	Xu-Rui Yu, Yen-Chieh Tsao, Song-Ching Hong
NT$15,000,000 (inclusive) to NT$30,000,000 (exclusive)	Richard H.P. Chang, TS Chen	－
NT$30,000,000 (inclusive) to NT$50,000,000 (exclusive)	Joseph Tung, Raymond Lo	Richard H.P. Chang, TS Chen
NT$50,000,000 (inclusive) to NT$100,000,000 (exclusive)	Jason C.S. Chang, Tien Wu	Richard H.P. Chang, Tien Wu, Joseph Tung, Raymond Lo
Greater than NT$100,000,000	－	－
Total	18 person(s)	18 person(s)

(4) Names and employee remuneration allotment status of the managers

Unit: NT$ 1,000

	Title	Name	Amount of shares	Cash amount (Note)	Total	The total ratio (%) of net income amount
Manager	CEO	Jason C.S. Chang	-	210,128	210,128	1.08%
	President	Richard H.P. Chang
	Chief Operating Officer	Tien Wu
	Chief Financial Officer	Joseph Tung
	President of ASE Kaohsiung	Raymond Lo
	President of ASE Zhongli	Chen Tien-chi
	Vice President	Xu-Rui Yu
	Vice President	Dao-You Chen
	Vice President	Shih-Wen Lee
	Vice President	Kwang-Chun Chou
	Vice President	Kuo-Tang Lin
	Vice President	Huan-Hua Mo
	Vice President	Ching-Kun Yeh
	Vice President	Chen-Ming Cheng
	Vice President	Song-Ching Hong
	Vice President	Yen-Chieh Tsao
	Vice President	Chih-Bing Hong
	Vice President and Chief of Accounting	Hong-Ming Kuo

Note: The Company's shareholders' meeting passed a resolution on June 28, 2016 to distribute NT$140,000,000 as director remuneration for 2015 and NT$2,033,800,000 as employee remuneration for 2015 (in cash).

43

2. Separately compare and describe total remuneration, as a percentage of net income stated in the Company on financial reports or individual financial reports, as paid by the Company and by each other company included in the consolidated financial statements during the past 2 fiscal years to directors, supervisors, general managers, and assistant general managers, and analyze and describe remuneration policies, standards, and packages, the procedure for determining remuneration, and its linkage to operating performance and future risk exposure

(1) Total remuneration as a percentage of net income

Title	2014		2015
	The Company	All companies mentioned in the financial statement	The Company	All companies mentioned in the financial statement
Directors and Supervisors (Note)	2.42%	2.94%	2.32%	3.03%
President and Vice Presidents	2.02%	2.27%	1.96%	2.44%

Note: An Annual Shareholders' Meeting convened on June 23, 2015 passed a resolution to elect only directors. Three elected independent directors formed an Audit Committee to replace supervisors as of June 24, 2015.

(2) Remuneration policies, standards, and packages, the procedure for determining remuneration, and its linkage to operating performance and future risk exposure

The salary paid to the Company's CEO and President is resolved by the Board of Directors of the Company. President remuneration is based on the standard in the peer industry. Each year, the Company regularly examines and compares with its competitors to ensure the competitiveness of the Company's salary. The bonus given is dependent on the Company's earnings and individual performance and is set to an amount that can attract and retain talented employees.

Director remuneration is based on the order of distribution in years with profit and will be specified in the Company's Articles of Incorporation.

IV. Capital and Shares

(1) Type of stock

Note: The above table includes the number of shares converted for employee stock options from October to November, 2016, but the registration has not yet been changed with the competent authority.

44

(2) Share capital formation process

1. Share capital formation process

November 30, 2016 Unit: Share; NT$

Year Month	Issuance Price	Authorized capital		Paid-up capital		Remarks
		Number of shares	Amount	Number of shares	Amount	Share capital source	Subscriptions paid with property other than cash	Date and document number of approval
84.03	─	17,200,000	172,000,000	10,000,000	100,000,000	Startup (cash)	None	March 23, 1984 MOEA Export Processing Zone Administration (1984) She-Zi No. 414
84.05	─	20,000,000	200,000,000	20,000,000	200,000,000	Cash capital increase of NT$100,000,000	None	May 10, 1984 MOEA Export Processing Zone Administration (1984) Shang-Zi No. 3956
84.06	─	23,520,000	235,200,000	23,520,000	235,200,000	Cash capital increase of NT$35,200,000	Technology shares of 35,200,000	June 20, 1984 MOEA Export Processing Zone Administration (1984) Shang-Zi No. 5246
86.08	─	33,121,625	331,216,250	33,121,625	331,216,250	Cash capital increase of NT$96,016,250	None	August 12, 1986 MOEA Export Processing Zone Administration (1986) Shang-Zi No. 7725
88.06	─	39,495,000	394,950,000	39,495,000	394,950,000	Capital increase by earnings of 63,733,750	None	June 14, 1988 MOEA Export Processing Zone Administration (1988) Shang-Zi No. 5457
88.09	─	50,000,000	500,000,000	50,000,000	500,000,000	Capital increase by earnings of 105,050,000	None	September 20, 1988 MOEA Export Processing Zone Administration (1988) Shang-Zi No. 8760
90.01	─	62,000,000	620,000,000	62,000,000	620,000,000	Capital increase by earnings of 120,000,000	None	January 31, 1990 MOEA Export Processing Zone Administration (1990) Shang-Zi No. 0184
91.01	─	75,024,000	750,240,000	75,024,000	750,240,000	Capital increase by earnings and employee bonus of 117,840,000 Capital increase by capital reserve of 12,400,000	None	January 7, 1991 MOEA Export Processing Zone Administration (1991) Shang-Zi No. 000046
91.08	─	125,000,000	1,250,000,000	105,607,373	1,056,073,730	Capital increase by earnings and employee bonus of 80,761,730 Capital increase by capital reserve of 225,072,000	None	August 15, 1991 MOEA Export Processing Zone Administration (1991) Shang-Zi No. 006582
92.05	38	125,000,000	1,250,000,000	125,000,000	1,250,000,000	Cash capital increase of 193,926,270	None	May 18, 1992 MOEA Export Processing Zone Administration (1992) Shang-Zi No. 004195
92.10	─	150,600,000	1,506,000,000	150,600,000	1,506,000,000	Capital increase by earnings and employee bonus of 68,500,000 Capital increase by capital reserve of 187,500,000	None	October 24, 1992 MOEA Export Processing Zone Administration (1992) Shang-Zi No. 009364
93.09	─	165,660,000	1,656,600,000	165,660,000	1,656,600,000	Capital increase by capital reserve of 150,600,000	None	September 10, 1993 MOEA Export Processing Zone Administration (1993) Shang-Zi No. 007782
94.05	─	260,000,000	2,600,000,000	233,824,000	2,338,240,000	Capital increase by earnings and employee bonus of 491,131,000 Capital increase by capital reserve of 190,509,000	None	May 30, 1994 MOEA Export Processing Zone Administration (1994) Shang-Zi No. 4655
95.02	60	260,000,000	2,600,000,000	260,000,000	2,600,000,000	Cash capital increase of 261,760,000	None	February 6, 1995 MOEA Export Processing Zone Administration (1995) Shang-Zi No. 000907
95.05	─	500,000,000	5,000,000,000	356,800,000	3,568,000,000	Capital increase by earnings and employee bonus of 760,000,000 Capital increase by capital reserve of 208,000,000	None	May 26, 1995 MOEA Export Processing Zone Administration (1995) Shang-Zi No. 4553
95.07	79.7	500,000,000	5,000,000,000	399,800,000	3,998,000,000	Cash capital increase of 430,000,000	None	July 29, 1995 MOEA Export Processing Zone Administration (1995) Shang-Zi No. 6711

45

Year Month	Issuance Price	Authorized capital		Paid-up capital		Remarks
		Number of shares	Amount	Number of shares	Amount	Share capital source	Subscriptions paid with property other than cash	Date and document number of approval
						reserve of 1,199,400,000
97.06	─	1,400,000,000	14,000,000,000	1,017,000,000	10,170,000,000	Capital increase by earnings and employee bonus of 1,640,700,000 Capital increase by capital reserve of 1,239,300,000	None	June 11, 1997 MOEA Export Processing Zone Administration (1997) Shang-Zi No. 005745
98.05	─	2,200,000,000	22,000,000,000	1,780,000,000	17,800,000,000	Capital increase by earnings and employee bonus of 6,409,600,000 Capital increase by capital reserve of 1,220,400,000	None	May 8, 1998 MOEA Export Processing Zone Administration (1998) Shang-Zi No. 4310
99.08	─	2,200,000,000	22,000,000,000	1,980,000,000	19,800,000,000	Capital increase by earnings and employee bonus of 1,483,800,000 Capital increase by capital reserve of 516,200,000	None	August 11, 1999 MOEA Export Processing Zone Administration (1999) Shang-Zi No. 8494
00.06	─	2,400,000,000	24,000,000,000	1,980,355,086	19,803,550,860	3,550,860 ordinary shares that can be converted from overseas convertible corporate bonds	None	June 1, 2000 MOEA Export Processing Zone Administration (2000) Shang-Zi No. 005552
00.09	─	3,200,000,000	32,000,000,000	2,652,000,000	26,520,000,000	Capital increase by earnings and employee bonus of 6,716,449,140	None	September 17, 2000 MOEA Export Processing Zone Administration (2000) Shang-Zi No. 09740
00.10	43.81	3,200,000,000	32,000,000,000	2,752,000,000	27,520,000,000	Capital increase by issuing 1,000,000,000 DRs	None	October 23, 2000 MOEA Export Processing Zone Administration (2000) Shang-Zi No. 011577
01.08	─	4,150,000,000	41,500,000,000	3,254,800,000	32,548,000,000	Capital increase by earnings and employee bonus of 5,028,000,000	None	August 10, 2001 MOEA Export Processing San-Shang-Zi No. 0900007451
03.09	─	5,150,000,000	51,500,000,000	3,580,280,000	35,802,800,000	Capital increase by earnings of 97,644,000 Capital increase by capital reserve of 3,157,156,000	None	September 18, 2003 MOEA Export Processing San-Shang-Zi No. 09200088290
04.09	─	5,150,000,000	51,500,000,000	3,862,595,437	38,625,954,370	Capital increase by consolidation of 2,823,154,370	None	September 3, 2004 MOEA Export Processing San-Shang-Zi No. 09301027080
04.09	─	5,150,000,000	51,500,000,000	4,100,000,000	41,000,000,000	Capital increase by earnings of 2,219,773,600 Capital increase by employee bonus of 154,272,030	None	September 15, 2004 MOEA Export Processing San-Shang-Zi No. 09300078780
05.01	─	5,150,000,000	51,500,000,000	4,100,660,600	41,006,606,000	Conversion of 6,606,000 employee stock options	None	January 31, 2005 MOEA Export Processing San-Shang-Zi No. 09400004370
05.04	─	5,150,000,000	51,500,000,000	4,111,728,800	41,117,288,000	Conversion of 110,682,000 employee stock options	None	April 21, 2005 MOEA Export Processing San-Shang-Zi No. 09400032410
05.07	─	5,150,000,000	51,500,000,000	4,113,744,200	41,137,442,000	Conversion of 20,154,000 employee stock options	None	July 21, 2005 MOEA Export Processing San-Shang-Zi No. 09400059920
05.09	─	6,300,000,000	63,000,000,000	4,550,532,800	45,505,328,000	Capital increase by earnings of 2,878,547,980 Capital increase by employee bonus of 255,674,600 Capital increase by capital reserve of 1,233,663,420	None	September 29, 2005 MOEA Export Processing San-Shang-Zi No. 09400084400
05.10	─	6,300,000,000	63,000,000,000	4,557,372,300	45,573,723,000	Conversion of 68,395,000 employee stock options	None	October 21, 2005 MOEA Export Processing San-Shang-Zi No. 09400091660
06.01	─	6,300,000,000	63,000,000,000	4,563,877,540	45,638,775,400	Conversion of 65,052,400 employee stock options	None	January 19, 2006 MOEA Export Processing San-Shang-Zi No. 09500005220
06.04	─	6,300,000,000	63,000,000,000	4,573,895,020	45,738,950,200	Conversion of 100,174,800 employee stock options	None	April 24, 2006 MOEA Export Processing San-Shang-Zi No. 09500030630

46

Year Month	Issuance Price	Authorized capital		Paid-up capital		Remarks
		Number of shares	Amount	Number of shares	Amount	Share capital source	Subscriptions paid with property other than cash	Date and document number of approval
06.07	─	6,300,000,000	63,000,000,000	4,577,568,780	45,775,687,800	Conversion of 36,737,600 employee stock options	None	July 19, 2006 MOEA Export Processing San-Shang-Zi No. 09500059250
06.10	─	6,300,000,000	63,000,000,000	4,592,508,620	45,925,086,200	Conversion of 149,398,400 employee stock options	None	October 17, 2006 MOEA Export Processing San-Shang-Zi No. 09500088730
07.01	─	6,300,000,000	63,000,000,000	4,611,311,450	46,113,114,500	Conversion of 188,028,300 employee stock options	None	January 18, 2007 MOEA Export Processing San-Shang-Zi No. 09600005130
07.04	─	6,300,000,000	63,000,000,000	4,629,639,544	46,296,395,440	Conversion of 39,956,440 overseas non-guaranteed convertible corporate bonds and conversion of 143,324,500 employee stock options	None	April 20, 2007 MOEA Export Processing San-Shang-Zi No. 09600034690
07.07	─	6,300,000,000	63,000,000,000	4,645,295,431	46,452,954,310	Conversion of 85,688,270 overseas non-guaranteed convertible corporate bonds and conversion of 70,870,600 employee stock options	None	July 23, 2007 MOEA Export Processing San-Shang-Zi No. 09600063120
07.09	─	8,000,000,000	80,000,000,000	5,392,899,352	53,928,993,520	Capital increase by earnings of 6,941,010,710 Capital increase by employee bonus of 535,028,500	None	September 12, 2007 MOEA Export Processing San-Shang-Zi No. 09600079950
07.10	─	8,000,000,000	80,000,000,000	5,447,558,879	54,475,588,790	Conversion of 251,542,070 overseas non-guaranteed convertible corporate bonds and conversion of 295,053,200 employee stock options	None	October 23, 2007 MOEA Export Processing San-Shang-Zi No. 09600090450
08.01	─	8,000,000,000	80,000,000,000	5,466,030,849	54,660,308,490	Conversion of 145,603,600 overseas non-guaranteed convertible corporate bonds and conversion of 39,116,100 employee stock options	None	January 22, 2008 MOEA Export Processing San-Shang-Zi No. 09700004950
08.04	─	8,000,000,000	80,000,000,000	5,476,949,209	54,769,492,090	Conversion of 19,863,200 overseas non-guaranteed convertible corporate bonds and conversion of 89,320,400 employee stock options	None	April 22, 2008 MOEA Export Processing San-Shang-Zi No. 09700033570
08.07	─	8,000,000,000	80,000,000,000	5,484,848,118	54,848,481,180	Conversion of 61,524,590 overseas non-guaranteed convertible corporate bonds and conversion of 17,464,500 employee stock options	None	July 24, 2008 MOEA Export Processing San-Shang-Zi No. 09700063360
08.08	─	8,000,000,000	80,000,000,000	5,681,934,764	56,819,347,640	Capital increase by capital reserve of 1,094,938,940 Capital increase by employee bonus of 383,205,000 and capital increase by earnings of 492,722,520	None	August 28, 2008 MOEA Export Processing San-Shang-Zi No. 09700077400
08.10	─	8,000,000,000	80,000,000,000	5,690,427,734	56,904,277,340	Conversion of 32,763,800 overseas non-guaranteed convertible corporate bonds and conversion of 52,165,900 employee stock options	None	October 21, 2008 MOEA Export Processing San-Shang-Zi No. 09700094250
09.01	─	8,000,000,000	80,000,000,000	5,690,742,134	56,907,421,340	Conversion of 3,144,000 employee stock options	None	January 19, 2009 MOEA Export Processing San-Shang-Zi No. 09800005500
09.03	─	8,000,000,000	80,000,000,000	5,546,705,134	55,467,051,340	Cancellation of 1,440,370,000 treasury stocks	None	March 16, 2009 MOEA Export Processing San-Shang-Zi No. 09800023510
09.04	─	8,000,000,000	80,000,000,000	5,547,064,694	55,470,646,940	Conversion of 3,595,600 employee stock options	None	April 22, 2009 MOEA Export Processing San-Shang-Zi No. 09800037010
09.07	─	8,000,000,000	80,000,000,000	5,473,127,694	54,731,276,940	Cancellation of 739,370,000 treasury stocks	None	July 14, 2009 MOEA Export Processing San-Shang-Zi No. 09800065960

47

Year Month	Issuance Price	Authorized capital		Paid-up capital		Remarks
		Number of shares	Amount	Number of shares	Amount	Share capital source	Subscriptions paid with property other than cash	Date and document number of approval
09.07	─	8,000,000,000	80,000,000,000	5,473,529,914	54,735,299,140	Conversion of 4,022,200 employee stock options	None	July 21, 2009 MOEA Export Processing San-Shang-Zi No. 09800068350
09.10	─	8,000,000,000	80,000,000,000	5,479,878,254	54,798,782,540	Conversion of 63,483,400 employee stock options	None	October 20, 2009 MOEA Export Processing San-Shang-Zi No. 09800103260
10.01	─	8,000,000,000	80,000,000,000	5,488,458,214	54,884,582,140	Conversion of 85,799,600 employee stock options	None	January 25, 2010 MOEA Export Processing San-Shang-Zi No. 09900005410
10.04	─	8,000,000,000	80,000,000,000	5,495,212,494	54,952,124,940	Conversion of 67,542,800 employee stock options	None	April 23, 2010 MOEA Export Processing San-Shang-Zi No. 09900039480
10.07	─	8,000,000,000	80,000,000,000	5,499,659,994	54,996,599,940	Conversion of 44,475,000 employee stock options	None	July 19, 2010 MOEA Export Processing San-Shang-Zi No. 09900075180
10.08	─	8,000,000,000	80,000,000,000	6,049,157,072	60,491,570,720	Capital increase by capital reserve of 879,195,320 Capital increase by shareholder dividend of 4,615,775,460	None	August 9, 2010 MOEA Export Processing San-Shang-Zi No. 09900084320
10.10	─	8,000,000,000	80,000,000,000	6,051,987,182	60,519,871,820	Conversion of 28,301,100 employee stock options	None	October 22, 2010 MOEA Export Processing San-Shang-Zi No. 09900113120
11.01	─	8,000,000,000	80,000,000,000	6,029,118,452	60,291,184,520	Conversion of 141,312,700 employee stock options Cancellation of 370,000,000 treasury stocks	None	January 19, 2011 MOEA Export Processing San-Shang-Zi No. 10000006520
11.04	─	8,000,000,000	80,000,000,000	6,050,060,512	60,500,605,120	Conversion of 209,420,600 employee stock options	None	April 21, 2011 MOEA Export Processing San-Shang-Zi No. 10000043460
11.07	─	8,000,000,000	80,000,000,000	6,052,219,212	60,522,192,120	Conversion of 21,587,000 employee stock options	None	July 21, 2011 MOEA Export Processing San-Shang-Zi No. 10000083030
11.08	─	9,500,000,000	95,000,000,000	6,747,954,872	67,479,548,720	Capital increase by shareholder dividend of 6,957,356,600	None	August 30, 2011 MOEA Export Processing San-Shang-Zi No. 10000101280
11.10	─	9,500,000,000	95,000,000,000	6,753,563,242	67,535,632,420	Conversion of 56,083,700 employee stock options	None	October 19, 2011 MOEA Export Processing San-Shang-Zi No. 10000124020
12.01	─	9,500,000,000	95,000,000,000	6,650,130,772	66,501,307,720	Conversion of 20,425,300 employee stock options Cancellation of 1,054,750,000 treasury stocks	None	January 19, 2012 MOEA Export Processing San-Shang-Zi No. 10100007740
12.04	─	9,500,000,000	95,000,000,000	6,654,716,832	66,547,168,320	Conversion of 45,860,600 employee stock options	None	April 20, 2012 MOEA Export Processing San-Shang-Zi No. 10100043500
12.07	─	9,500,000,000	95,000,000,000	6,657,855,052	66,578,550,520	Conversion of 31,382,200 employee stock options	None	July 24, 2012 MOEA Export Processing San-Shang-Zi No. 10100081100
12.09	─	9,500,000,000	95,000,000,000	7,589,454,606	75,894,546,060	Capital increase by shareholder dividend of 9,315,995,540	None	September 4, 2012 MOEA Export Processing San-Shang-Zi No. 10100099460
12.10	─	9,500,000,000	95,000,000,000	7,594,149,626	75,941,496,260	Conversion of 46,950,200 employee stock options	None	October 18, 2012 MOEA Export Processing San-Shang-Zi No. 10100117650
13.01	─	9,500,000,000	95,000,000,000	7,602,121,666	76,021,216,660	Conversion of 79,720,400 employee stock options	None	January 18, 2013 MOEA Export Processing San-Shang-Zi No. 10200007680

48

Year Month	Issuance Price	Authorized capital		Paid-up capital		Remarks
		Number of shares	Amount	Number of shares	Amount	Share capital source	Subscriptions paid with property other than cash	Date and document number of approval
13.04	－	9,500,000,000	95,000,000,000	7,607,502,906	76,075,029,060	Conversion of 53,812,400 employee stock options	None	April 17, 2013 MOEA Export Processing San-Shang-Zi No. 10200044490
13.07	－	9,600,000,000	96,000,000,000	7,609,816,206	76,098,162,060	Conversion of 23,133,000 employee stock options	None	July 17, 2013 MOEA Export Processing San-Shang-Zi No. 10200082280
13.10	26.1	9,600,000,000	96,000,000,000	7,756,003,946	77,560,039,460	Cash capital increase of 1,300,000,000 Conversion of 161,877,400 employee stock options	None	October 17, 2013 MOEA Export Processing San-Shang-Zi No. 10200118400
14.01	－	9,600,000,000	96,000,000,000	7,787,159,546	77,871,595,460	Conversion of 311,556,000 employee stock options	None	January 21, 2014 MOEA Export Processing San-Shang-Zi No. 10300007950
14.04	－	9,600,000,000	96,000,000,000	7,810,454,946	78,104,549,460	Conversion of 232,954,000 employee stock options	None	April 22, 2014 MOEA Export Processing San-Shang-Zi No. 10300046040
14.07	－	10,000,000,000	100,000,000,000	7,824,220,046	78,242,200,460	Conversion of 137,651,000 employee stock options	None	July 18, 2014 MOEA Export Processing San-Shang-Zi No. 10300085480
14.10	－	10,000,000,000	100,000,000,000	7,852,537,846	78,525,378,460	Conversion of 283,178,000 employee stock options	None	October 24, 2014 MOEA Export Processing San-Shang-Zi No. 10300125920
15.01	－	10,000,000,000	100,000,000,000	7,860,491,546	78,604,915,460	Conversion of 79,537,000 employee stock options	None	January 20, 2015 MOEA Export Processing San-Shang-Zi No. 10400006750
15.04	－	10,000,000,000	100,000,000,000	7,887,881,546	78,878,815,460	Conversion of 273,900,000 employee stock options	None	April 21, 2015 MOEA Export Processing San-Shang-Zi No. 10400040900
15.07	－	10,000,000,000	100,000,000,000	7,893,157,596	78,931,575,960	Conversion of 52,760,500 employee stock options	None	July 16, 2015 MOEA Export Processing San-Shang-Zi No. 10400076760
15.10	－	10,000,000,000	100,000,000,000	7,902,928,996	79,029,289,960	Conversion of 97,714,000 employee stock options	None	October 19, 2015 MOEA Export Processing San-Shang-Zi No. 10400114270
16.01	－	10,000,000,000	100,000,000,000	7,909,741,896	79,097,418,960	Conversion of 68,129,000 employee stock options	None	January 20, 2016 MOEA Export Processing San-Shang-Zi No. 10500008440
16.04	－	10,000,000,000	100,000,000,000	7,918,272,896	79,182,728,960	Conversion of 85,310,000 employee stock options	None	April 26, 2016 MOEA Export Processing San-Shang-Zi No. 10500040560
16.07	－	10,000,000,000	100,000,000,000	7,923,622,596	79,236,225,960	Conversion of 53,497,000 employee stock options	None	July 20, 2016 MOEA Export Processing San-Shang-Zi No. 10500071110
16.10	－	10,000,000,000	100,000,000,000	7,936,473,546	79,364,735,460	Conversion of 128,509,500 employee stock options	None	October 20, 2016 MOEA Export Processing San-Shang-Zi No. 10500105140

49

2. Private fund raising ordinary share handling status for the last three years until the printing date of this prospectus: None.

(3) Recent equity ownership dispersion status

1. Shareholder structure

November 30, 2016; Unit: Shares

Shareholder structure Quantity	Government institution	Financial institutions	other corporations	Individual investors	Foreign institutions and foreigners	Total
Number of people	4	22	346	169,957	1,310	171,639
Number of shares held	199,812,127	219,838,313	1,132,150,182	840,326,552	5,548,515,672	7,940,642,846 (Note 2)
Shareholding ratio	2.52%	2.77%	14.26%	10.58%	69.87% (Note 1)	100%

Note 1: Shareholding ratio of Chinese investors was 0.0182%.

Note 2: Shares under external circulation in the chart above include employee stock option certificates from October-November 2016 under application for conversion and which have not undergone registration change with the competent authority.

2. Ownership diversity

November 30, 2016; Unit: Shares

Shareholding rating	Number of shareholders	Number of shares held	Shareholding ratio
1–999	83,150	22,372,152	0.28%
1,000–5,000	57,631	136,125,527	1.72%
5,001–10,000	14,639	107,585,203	1.35%
10,001–15,000	5,436	66,988,467	0.84%
15,001–20,000	3,031	53,681,321	0.68%
20,001–30,000	2,481	61,102,956	0.77%
30,001–50,000	2,160	82,688,354	1.04%
50,001–100,000	1,384	96,859,288	1.22%
100,001–200,000	616	86,479,628	1.09%
200,001–400,000	336	93,736,036	1.18%
400,001–600,000	146	71,999,682	0.91%
600,001–800,000	101	69,838,481	0.88%
800,001–1,000,000	63	56,281,182	0.71%
Over 1,000,001	465	6,934,904,569	87.33%
Total	171,639	7,940,642,846 (Note)	100.00%

Note: Shares under external circulation in the chart above include employee stock option certificates from October-November 2016 under application for conversion and which have not undergone registration change with the competent authority.

3. Name list for major shareholders:

The names of shareholders with more than a 5% ownership interest or shareholders with the top ten shareholding ratios, number of shares held, and the percentage of their holding interest:

November 30, 2016; Unit: Shares

Shares Name of the main shareholders	Number of shares held	Shareholding ratio
A.S.E. Enterprises Limited	1,327,202,773	16.71%
Citibank N.A. manages ASE's depositary receipts	627,589,985	7.90%
HSBC is entrusted to manage the investment accounts of investment companies	321,454,196	4.05%
Cathay Life Insurance Co., Ltd.	224,554,000	2.83%

50

Shares Name of the main shareholders	Number of shares held	Shareholding ratio
Fubon Insurance Co., Ltd.	155,510,000	1.96%
New labor pension fund system	125,567,609	1.58%
Mei-Chen Feng	121,929,346	1.54%
Treasury stock account for Advanced Semiconductor Engineering, Inc.	120,000,000	1.51%
Nan Shan Life Insurance Co.., Ltd	115,486,000	1.45%
Richard H.P. Chang	104,414,941	1.31%

4. The statuses of directors, supervisors, and shareholders with the shareholding ratio of over 10% for the past two years or the current year who have waived cash capital increase

(1) The statuses of directors, supervisors, and major shareholders who have waived cash capital increase: In the most recent year and as of the printing date of this prospectus, the Company did not increase its capital by cash.

(2) Subscription status of relevant personnel who have waived cash capital increase: None.

5. Equity transfer and equity pledge modification scenario of directors, supervisors, managers and shareholders holding more than 10% of the shares for the last two years until the printing date of this prospectus

(1) Changes in the equity of directors, supervisors, managers and shareholders holding more than 10% of the shares:

Unit: Shares

Title	Name	2014		2015		As of November 30, 2016
		Increase (decrease) in the number of shares held	Increase (decrease) in the number of shares pledged	Increase (decrease) in the number of shares held	Increase (decrease) in the number of shares pledged	Increase (decrease) in the number of shares held	Increase (decrease) in the number of shares pledged
Directors and major shareholders	A.S.E. Enterprises Limited	-	-	-	-	-	-
	Represented by: Jason C.S. Chang (Chairman and CEO)	2,000,000	-	-	-	-	-
	Represented by: Tien Wu (COO)	-	-	-	-	1,100,000	-
	Represented by: Joseph Tung (CFO)	120,000	-	-	-	1,200,000	-
	Represented by: Raymond Lo (President of ASE Kaohsiung) (appointed on June 24, 2015)	-	-	-	-	1,000,000	-
	Represented by: Jeffery Chen (President of Shanghai Headquarter; Note 1) (appointed on June 24, 2015)	(747,000)	-	-	-	1,056,000	-
	Represented by: TS Chen (President of ASE Zhongli; Note 2)			(530,000)	-	900,000	-
Director	Richard H.P. Chang (Vice Chairman and President)	-	-	-	-	-	-
Director	Rutherford Chang	-	-	-	-	-	-
Director	J&R Holding Ltd. (dismissed on June 23, 2015)	-	-	-	-	-	-
	Represented by: Raymond Lo (President of ASE Kaohsiung) (dismissed on June 23, 2015)	-	-	-	-	1,000,000	-
	Represented by: Jeffery Chen (dismissed on June 23, 2015)	(747,000)	-	-	-	1,056,000	-
Independent Directors	You Sheng-Fu	-	-	-	-	-	-
Independent Directors	Ta-lin Hsu	-	-	-	-	-	-
Independent Directors	Mei-yue Ho (appointed on June 24, 2015)	-	-	-	-	-	-
Supervisor	Jerry Chang (dismissed on June 23, 2015)	(612,000)-	-	-	-	-	-

51

Title	Name	2014		2015		As of November 30, 2016
		Increase (decrease) in the number of shares held	Increase (decrease) in the number of shares pledged	Increase (decrease) in the number of shares held	Increase (decrease) in the number of shares pledged	Increase (decrease) in the number of shares held	Increase (decrease) in the number of shares pledged
	(dismissed on June 23, 2015)
Supervisor representative	Tseng Yuan-Yi (dismissed on June 23, 2015)	90,000	-	-	-	-	-
	Pan Shih-hua (dismissed on June 23, 2015)	-	-	-	-	-	-
	Chen Tien-chi (dismissed on June 23, 2015)	350,000	-	(530,000)	-	900,000	-
	Chun-che Lee (dismissed on June 23, 2015)	350,000	-	-	-	-	-
Vice President	Xu-Rui Yu	(130,000)	-	(9,000)	-	100,000	-
Vice President	Dao-You Chen (transferred to other duties on November 30, 2016)	-	-	100,000	-	(400,000)	-
Vice President	Shih-Wen Lee	-	-	-	-	380,000	-
Vice President	Kwang-Chun Chou (Note 3)	-	-	40,000	-	-	-
Vice President	Kuo-Tang Lin	100,000	-	100,000	-	100,000	-
Vice President	Huan-Hua Mo	-	-	100,000	-	(109,000)	-
Vice President	Ching-Kun Yeh	61,000	-	25,000	-	51,000	-
Vice President	Chen-Ming Cheng	180,000	-	(60,000)	-	(114,000)	-
Vice President	Song-Ching Hong	-	-	100,000	-	120,000	-
Vice President	Yen-Chieh Tsao	-	-	-	-	-	-
Vice President	Chih-Bing Hong	-	-	95,000	-	6,000	-
Vice President	Kuo-An Tang (dismissed on February 28, 2015)	(70,000)	-	-	-	-	-
Vice President	Shih-Rong Lan (dismissed on July 31, 2015)	1,000	-	-	-	-	-
Vice President	He-Di Tseng (dismissed on August 4, 2015)	(150,000)	-	150,000	-	-	-
Vice President	Wen-Chih Shen (Note 4) (dismissed on August 10, 2015)	(72,000)	-	-	-	-	-
Vice President and Chief of Accounting	Hong-Ming Ku (Note 5)	-	-	18,000	-	-	-

Note 1: Manager who is newly appointed in May 2016.

Note 2: Manager who is newly appointed in August 2015.

Note 3: Manager who is newly appointed in January 2014.

Note 4: Manager who is newly appointed in March 2014.

Note 5: Manager who is newly appointed in August 2014.

(2) Information on the counterparty in any transfer of equity interests who is a related party: None.

(3) Information on the counterparty in any pledge of equity interests who is a related party: None.

6. Information on the relationship between any of the top ten shareholders (related party, spouse, or kinship within the second degree)

November 30, 2016; Unit: Shares

Name	Shareholding	Shares held by spouse and underage children	Total shareholding by nominee arrangement	Titles, names and relationships between top 10 shareholders who are a related party, spouse, or with kinship within the second degree.	Remarks
52

	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Title (or name)	Relationship
A.S.E. Enterprises Limited	1,327,202,773	16.71%	-	-	-	-
Citibank N.A. manages ASE's depositary receipts	627,589,985	7.90%	-	-	-	-	-	-
HSBC is entrusted to manage the investment accounts of investment companies	321,454,196	4.05%	-	-	-	-	-	-
Cathay Life Insurance Co., Ltd.	224,554,000	2.83%	-	-	-	-	-	-
Fubon Insurance Co., Ltd.	155,510,000	1.96%	-	-	-	-	-	-
New labor pension fund system	125,567,609	1.58%	-	-	-	-	-	-
Mei-Chen Feng	121,929,346	1.54%	104,414,941	1.31%	-	-	Richard H.P. Chang	Spouse (husband)
Treasury stock account for Advanced Semiconductor Engineering, Inc.	120,000,000	1.51%	-	-	-	-	-	-
Nan Shan Life Insurance Co.., Ltd	115,486,000	1.45%	-	-	-	-	-	-
Richard H.P. Chang	104,414,941	1.31%	121,929,346	1.54%	-	-	Mei-Chen Feng	Spouse (wife)

(4) Stock price, net worth, earnings, dividends and related information for the previous two years

Unit: NT$; Shares

Year Item			2014	2015	As of November 30, 2016
Stock price	Before retroaction	High	42.15	48.05	39.90
		Low	26.60	29.75	28.10
	After retroaction	High	42.15	48.05	-
		Low	26.60	29.75	-
	Average		35.06	39.22	35.53
Net worth per share	Pre-distribution		19.47	20.21	19.27
	Post-distribution		17.45	18.60	－
Earnings per share	Weighted average shares		8,220,694,389 shares	8,250,064,481 shares	8,272,938,978 shares (Note 4)
	Earnings per share	Before retroaction	3.07	2.55 (Note 5)	1.79 (Note 4)
		After retroaction	3.07	2.55 (Note 5)	－
Dividends per share	Cash dividend		2.00379984	1.59718596	－
	Stock dividend	Earnings	－	－	－
		Capital surplus	－	－	－
	Accumulated unpaid dividend		－	－	－
Return on investment analysis	P/E ratio (Note 1)		11.42	15.38	19.85 (Note 4)
	Price-dividend ratio (Note 2)		17.50	24.56	－
	Cash dividend yield (Note 3)		0.06%	0.04%	－

Note 1: P/E ratio=Average closing price per share for the year/earnings per share.

Note 2: Price-dividend ratio=Average closing price per share for the year/cash dividend per share.

Note 3: Cash dividend yield=Cash dividend per share/Average closing price per share for the year.

Note 4: Net worth per share and earnings per share were obtained from the financial report of the most recent quarter that is approved by the CFA.

Note 5: As of September 30, 2016, the Company has identified the investment cost and the difference in the net fair value of assets and liabilities that can be recognized by SPIL, and these amounts were retroactively adjusted in the 2015 financial statement. Earnings per share was retroactively adjusted to NT$2.51.

(5) Dividend policy and implementation status

1. Dividend policy according to the Articles of Incorporation

ASE is now at the stage of steady growth. To provide ASE with the funds it needs to expand and satisfy shareholders' desire for cash inflow, ASE adopts a Residual Dividend Policy. With which, cash dividends shall not fall below 30% of all dividends, with the remainder distributed in the form of stock dividends. Dividend distribution proposals shall

53

be drafted by the board and approved by the AGM before they are implemented.

2. Previous discussions regarding dividend distribution for the current year

The Company’s shareholders' meeting passed a resolution on June 28, 2016 to distribute a shareholder dividend of NT$12,476,779,033 in cash at NT$1.6 per share. The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number (7,797,986,896) of shares recorded in the Register of Shareholders as of March 23, 2016 after treasury stocks that were already bought back by ASE were subtracted. If at a later date ASE’s ECB holders exercise the right of conversion, or new shares are issued to employees against Employee Stock Option warrants, or new shares are issued by ASE for cash increase, or there is a buyback of ASE’s stock, or transfer or cancellation of ASE’s treasury stocks, which affects the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management has requested the shareholders’ meeting to authorize the Chairman to handle the situation and make adjustments accordingly.

(6) Effect of the proposed stock dividends in the current year on company operating performance and earnings per share: Not applicable.

(7) Remuneration of employees, directors and supervisors

1. Percentages or ranges of remuneration of employees, directors, and supervisors under the Articles of Incorporation:

According to Article 23 of the Company's Articles of Incorporation, if there is surplus profit, the Company shall set aside 5.25% to 8.25% (both inclusive) as compensation to employees and no more than 0.75% (inclusive) as remuneration to the directors; However, if the Company has accumulated losses, the Company shall set aside a part of the surplus profit first for covering the losses.

Regarding the aforementioned employee remuneration, the 5.25% portion shall be distributed to all employees in accordance with the employee remuneration distribution rules, while the portion exceeding 5.25% shall be distributed to individual employees (having special contributions) in accordance with the rules made by the Board of Directors with the authority granted hereby. Where employee remuneration is distributed in the form of stock or cash, it shall be resolved by a majority vote at a meeting attended by more than two thirds of the directors and shall be reported at the shareholders' meeting.

Employees referred to in the three subparagraphs include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the Board of Directors. According to Article 23-1 of the Articles of Incorporation, ASE’s net profits each year after the actual budget shall be distributed in the following order:

(1) Make up losses.

(2) Allocation of 10% as the legal surplus reserve.

(3) Allocation or reversal of a special surplus reserve in accordance with laws or regulations set forth by the relevant competent authority.

(4) Addition or deduction of the portion of retained earnings that are equity investment gains or losses that have been realized or measured at fair value through other overall gains or losses. The remaining balance shall be added to the previous-year undistributed earnings, and the Board of Directors shall devise a dividend distribution proposal, which shall be submitted to a meeting of shareholders for resolution.

2. Basis for estimating the amount of remuneration of employees, directors and supervisors, basis for calculating the number of shares to be distributed as employee remuneration, and the accounting treatment of the discrepancy, if any, between the actual distributed amount and the estimated amount, for the current period:

Estimations of employee remuneration and director remuneration payable for 2015 shall be

54

respectively calculated according to 8.25% and 0.75% of net profit before tax (in which employee remuneration and director remuneration have not been deducted). Handling of the difference: The difference was recognized as changes in accounting estimates at the time the board passed the resolution. In case of a significant change to the amounts approved by the board of directors after the year has ended, the change is applied to adjust the expenses in the year in which they are recognized. If the amount still changes after the day the financial statements are passed, it shall be treated as changes in accounting estimates and entered into accounts in the following year.

3. Remuneration proposals passed by the Board of Directors None.

4. Remuneration report and results at the shareholders meeting

(1) To pay remuneration of employees, directors and supervisors in cash or stock. In case of any discrepancy between the amounts and the amortized estimates for the year, the differences, reasons, and responses should be disclosed.

The Company passed a resolution at the meeting of the Board of Directors on April 1, 2016 and at the shareholders' meeting on June 28, 2016 to distribute NT$2,033,800,000 (all in cash) as employee remuneration and NT$ 140,000,000 as director remuneration. The difference between the amount to be distributed and the combined amount of employee remuneration of NT$2,033,937,757 and remuneration to directors of NT$184,903,432 is NT$45,041,189. Handling of the difference: The difference was recognized as changes in accounting estimates at the time the board passed the resolution. In case of a significant change to the amounts approved by the board of directors after the year has ended, the change is applied to adjust the expenses in the year in which they are recognized. If the amount still changes after the day the financial statements are passed, it shall be treated as changes in accounting estimates and entered into accounts in the following year.

(2) The percentage of remuneration of employees to be paid in stocks out of the sum of the net profit after tax and total employee remuneration for the current period: Not applicable because employee remuneration for 2015 was distributed in cash.

5. Any discrepancy between actual distribution of remuneration of employees, directors and supervisors (including the number of shares, the amount and stock price) and the recognized remuneration of employees, directors and supervisors and disclosure of the differences, reasons and responses:

Earnings distribution plan and actual distribution of remuneration for 2014 passed in the Annual Shareholders' Meeting on June 23, 2015:

(1) The actual distribution of employee remuneration was NT$2,335,600,000 and director and supervisor remuneration was NT$211,200,000.

(2) The difference between the amount actually distributed and the combined amount of employee remuneration of NT$2,335,785,851 and remuneration to directors of NT$212,344,171 is NT$1,330,022.

Reason for the difference: Accounting estimate adjustments.

Handling status: The difference was recognized as changes in accounting estimates at the time the board passed the resolution.

(8) Stock buyback

November 30, 2016

Phase of repurchase	7
Purpose of repurchase	To change share ownership
Period of repurchase	2015/03/03~2015/03/27
Range of repurchase price	NT$42–47
55

Type and quantity of repurchased shares	120,000,000 common shares
Amount of repurchased shares	NT$5,333,405,737
Quantity of shares eliminated and transferred	0 shares
Accumulated quantity of ASE shares held	120,000,000 shares
Accumulated quantity of ASE shares held to total outstanding shares (%)	1.51%

56

5. Issuance of corporate bonds (including overseas corporate bonds)

(1) Unredeemed corporate bonds and corporate bonds undergoing private placement

Issuing company	Advanced Semiconductor Engineering, Inc.
Item	3rd overseas non-guaranteed convertible corporate bonds	4th overseas non-guaranteed convertible corporate bonds	2015 1st non-guaranteed ordinary convertible bonds
Date of issue	September 5, 2013	July 2, 2015	January 12, 2016
Par value	US$200,000	US$200,000	NT$1,000,000
Issuing and trading location	Singapore Exchange (SGX)	Singapore Exchange (SGX)	Taipei Exchange (TPEx)
Issuing price	Issued at par value	Issued at par value	Issued at par value
Total	US$400,000,000	US$200,000,000	NT$900 million
Interest rate	0%	0%	Tranche A: Fixed annual interest rate of 1.30% Tranche B: Fixed annual interest rate of 1.50%
Period	5 years Maturity Date: September 5, 2018	2.75 years (2 years and 9 months) Maturity Date: March 27, 2018	Tranche A: 5 years, maturity date: January 12, 2021. Tranche B: 7 years, maturity date: January 12, 2023.
Guarantor institution	None	None	None
Trustee	Citicorp International Limited	Citicorp International Limited	Taipei Fubon Commercial Bank
Underwriting agency	Citigroup Global Markets Ltd,Credit Suisse(HK) Ltd,DBS Bank Ltd,CIMB Bank(L) Ltd	DBS, SC, CIMB, Citigroup and CS	Yuanta Securities Co., Ltd
Certified attorney	N/A	N/A	Yi & Cheng Attorneys-At-Law, Guo Hui-ji, Attorney at Law
CFA	N/A	N/A	Deloitte & Touche CPAs Chen Zhen-li and Jiang Jia-ling
Method of repayment	Bullet repayment	Bullet repayment	Bullet repayment for Tranche A and Tranche B
Unsettled amount	US$400,000,000	US$200,000,000	NT$900 million
57

Issuing company	Advanced Semiconductor Engineering, Inc.
Item	3rd overseas non-guaranteed convertible corporate bonds	4th overseas non-guaranteed convertible corporate bonds	2015 1st non-guaranteed ordinary convertible bonds
Provisions on repurchase or early settlement

(1) After three years of issuing corporates bonds, if the TWSE closing price of the issuing company's ordinary shares for 20 consecutive trading days has been converted into USD according to the exchange rate at the time, and the closing price equals 130% of the conversion price (converted into USD at a fixed exchange rate of US$1:NT$29.956 on the pricing day), then the issuing company may repurchase parts or all of the bonds at the repurchase price in advance.

(2) When 90% of the Company's corporate bonds have been redeemed, repurchased and cancelled or the bond holder has exercised his/her conversion right, the issuing company may repurchase all of the bonds at the repurchase price in advance.

(3) When changes in Taiwan's tax laws and regulations incur a tax increase on the issuing company's corporate bonds in the future, the issuing company may repurchase all of the bonds at the repurchase price in advance.

(1) As of March 19, 2015 after issuance of these bonds, if the TWSE closing price of the issuing company's ordinary shares for 20 consecutive trading days, out of 30 business days, has been converted into USD according to the exchange rate at the time, and the closing price equals more than 130% of the amount calculated as follows: the amount paid by the issuing company to repurchase the bonds in advance x the conversion price at the time (converted into USD at a fixed exchange rate on the pricing day) ÷ par value, then the issuing company may repurchase parts or all of the bonds at the repurchase price in advance (defined subsequently).

(2) If over 90% of the bonds have been redeemed, converted, repurchased, or cancelled, the issuing company may redeem all of the outstanding bonds in advance at the repurchase price. The actual price at which the issuing company can repurchase bonds in advance shall be determined collectively by the issuing company and lead foreign underwriter according to the market condition on the day on which the bond is priced.

(3) When changes in Taiwan's tax laws and regulations incur a tax increase, additional cost, or cost increase on the issuing company's corporate bonds in the future, the issuing company may repurchase all of the bonds at the repurchase price in advance in accordance with agreement. The actual price at which the issuing company can repurchase bonds in advance shall be determined collectively by the issuing company and lead foreign underwriter according to the market condition on the day on which the bond is priced. If a bond holder does not participate in redemption, the holder may not request the issuing company to bear additional tax or costs.

None
Restriction clauses	None	None	Applicable to only professional investors specified under the Taipei Exchange Rules Governing Management of Foreign Currency Denominated International Bonds
Name of credit rating institution, date of rating, and rating level	None	None	Fitch Ratings Ltd., Taiwan Branch Date of rating: December 16, 2015 Rating level: A+

58

Issuing company		Advanced Semiconductor Engineering, Inc.
Item		3rd overseas non-guaranteed convertible corporate bonds	4th overseas non-guaranteed convertible corporate bonds	2015 1st non-guaranteed ordinary convertible bonds
Other rights	Amount of ordinary shares that have been converted (exchanged or subscribed), DRs, or other securities	As of November 30, 2016, NT$0 corporate bonds have been converted into ordinary shares, for an accumulated total of 0 ordinary shares been converted.	As of November 30, 2016, NT$0 corporate bonds have been converted into ordinary shares, for an accumulated total of 0 ordinary shares been converted.	N/A
	Issuance and conversion (exchange or subscription) guidelines	In accordance with the Company's Guidelines for Issuance and Conversion of 3rd Foreign Non-Guaranteed Convertible Corporate Bonds	In accordance with the Company's Guidelines for Issuance and Conversion of 4th Foreign Non-Guaranteed Convertible Corporate Bonds	N/A
Possible dilution conditions and influence on shareholders' interests		The Company's unsettled principal for its foreign 3rd non-guaranteed convertible corporate bonds amounted to US$400,000,000 as of the end of November. According to the current conversion price of NT$28.99, it is anticipated that the corporate bonds can be converted to 413,328,734 shares, accounting for 5.21% of the total shares issued, which exert no material impact on shareholders' interests.	The Company's unsettled principal for its foreign 4th non-guaranteed convertible corporate bonds amounted to US$200,000,000 as of the end of November. According to the current conversion price of NT$49.52, it is anticipated that the corporate bonds can be converted to 124,911,147 shares, accounting for 1.57% of the total shares issued, which exert no material impact on shareholders' interests.	N/A
Custodian		N/A	N/A	N/A

59

(2) Corporate bonds to mature within one year

	Issuing company	Anstock II Limited
	Item	1st in 2014
	Date of issue	July 24, 2014
	Par value	US$200,000
	Issuing and trading location	Singapore Exchange (SGX)
	Issuing price	Issued at par value
	Total	US$300,000,000
	Interest rate	2.125%
	Period	3 years, maturity date: July 24, 2017
	Guarantor institution	Guaranteed by ASE Inc.
	Trustee	The Hongkong and Shanghai Banking Corporation Limited
	Underwriting agency	The Hongkong and Shanghai Banking Corporation Limited、Citigroup Global Markets Limited、DBS Bank Ltd
	Certified attorney	Baker & McKenzie、Maples and Calder、Davis Polk & Wardwell
	CFA	Deloitte & Touche
	Method of repayment	Bullet repayment
	Unsettled amount	US$300,000,000
Provisions on repurchase or early settlement

1. When a change in the controlling rights of the issuer and guarantor occurs, the issuer may, upon the request of the bond holder, redeem all issued bonds at a purchase price that equals 101% of the principal plus the accrued and unpaid interest (however, interest is calculated without including the day on which the change in controlling right occurred, and the day of redemption for the bond holder may be no later than 60 days after the day on which a change in the issuer's controlling right occurs.

2. When a change in both party's governmental tax policies causes a change in the principal and accrued interest, the bond issuer must notify the bond holder within 30 to 60 days.

	Restriction clauses	None
	Name of credit rating institution, date of rating, and rating level	Fitch Ratings on July 11, 2014: BBB
Other rights	Amount of ordinary shares that have been converted (exchanged or subscribed), DRs, or other securities	N/A
	Issuance and conversion (exchange or subscription) guidelines	N/A
	Possible dilution conditions and influence on shareholders' interests	N/A
	Custodian	N/A

(3) For any issued convertible corporate bonds which are convertible to common shares, overseas depositary receipts or any other securities:

Unit: NT$

Issuing company	Advanced Semiconductor Engineering, Inc.
Type of Corporate Bonds	3rd overseas non-guaranteed convertible corporate bonds	4th overseas non-guaranteed convertible corporate bonds

60

Year Item		2014	2015	As of November 30, 2016	2014	2015	As of November 30, 2016
Convertible corporate bond market	High	129.227	144.915	128.867	-	101.065	98.527
	Low	105.587	107.717	105.929	-	91.89	90.422
	Average	118.829	124.947	119.083	-	95.676	94.431
Conversion price		28.99 (applicable as of August 21, 2016)			49.52 (applicable as of August 21, 2016)
Issuing date and conversion price at time of issue		Date of issue: September 5, 2013 Conversion price at time of issue: 33.085			Date of issue: July 2, 2015 Conversion price at time of issue: 54.5465
Method for exercising of the conversion obligation		When a corporate bond holder exercises his/her conversion right, the issuing company shall, within five business days after receiving the conversion request, deliver new shares by the book entry of Taiwan Depository & Clearing Corporation. If the Company's bond holder who requested for conversion has not yet setup a foreign corporate bond depository account, the issuing company shall deliver new shares by book entry after the holder complete relevant account opening procedures.			When a corporate bond holder exercises his/her conversion right, the issuing company shall, within five business days after receiving the conversion request, deliver ordinary shares by the book entry of Taiwan Depository & Clearing Corporation. If the Company's bond holder who requested for conversion has not yet setup a foreign corporate bond depository account, the issuing company shall deliver ordinary shares by book entry after the holder complete relevant account opening procedures.

61

(4) The following matters shall be disclosed for any issued exchangeable corporate bonds: None.

(5) The following matters shall be disclosed if the company adopts the shelf registration method for the offering and issuance of ordinary corporate bonds: None.

(6) The following matters shall be disclosed for any issued corporate bonds with warrants: None.

(7) Status of private placements of corporate bonds in the three most recent years, and up to the date of publication of the prospectus: None.

6. Issuance of preferred stocks: None.

7. Issuance of global depositary receipts (GDR)

November 30, 2016 Unit: US$

Date of issue Item			September 2000	June 2003
Date of issue			September 2000	June 2003
Issuing and trading location			U.S. New York Stock Exchange	U.S. New York Stock Exchange
Total amount of issuance			US$140,000,000	US$86,808,000
Unit issuing price			US$7 per unit	US$2.65 per unit
Total number of issuing unit			20,000,000 units, each representing five ordinary shares of the Company	32,757,600 units, each representing five ordinary shares of the Company
Source of securities			Ordinary shares issued for capital increase	The Company's issued ordinary shares that are held by the Company's shareholders
Number and value of securities			100,000,000 ordinary shares, each share has a par value of NT$10.	163,788,000 ordinary shares, each share has a par value of NT$10.
Rights and obligations of DR holders			Same as those of common share holders
Trustee			None
Depository bank			Citibank
Custodian bank			Citibank Taipei Branch
Outstanding			Up to the printing date of the prospectus, the number of outstanding DRs was 125,517,996 units, representing 627,589,985 common shares of the Company.
Apportionment of expenses for issuance and maintenance			None
Terms and conditions in the depository agreement and custody agreement			None
Market price per unit	2013	High	5.38
		Low	3.87
		Average	4.22
	2014	High	6.89
		Low	4.44
		Average	5.77
	2015	High	8.12
		Low	4.54
		Average	5.97
	As of November 30, 2016	High	6.23
		Low	4.39
		Average	5.52

62

8. Exercise of employee stock option plan (ESOP):

To attract and retain potential professionals, encourage employees, and improve their loyalty, the Company received approval from the competent authority in November 2007, April, 2010, and April 2015 to issue 200,000,000 units of the 3rd employee stock options, 200,000,000 units of the 4th employee stock options, and 100,000,000 units of the 5th employee stock options, respectively. Each unit is subscribed as one ordinary share of the Company, and the subscription price is based on the closing price of the ordinary share on the day of issue. (The 1st and 2nd employee stock options have expired)

(1) Handling status of unexpired employee stock options as of the printing date of the prospectus and influence on shareholders' interest

November 30, 2016

Type of employee stock option	3rd employee stock option	4th employee stock option		5th employee stock option
		First Grant	Second Grant
Effective date	2007/11/22	2010/04/20		2015/04/17
Date of issue	2007/12/19	2010/05/06	2011/04/15	2015/09/10
Duration	The duration of these stock options is 10 years, and these options may not be transferred, except in the case of inheritance. At the end of the duration, any unexercised stock options will be considered to have been waived, and the holder may no longer make further claims.
Number of units for issuance as approved by the Board of Directors	200,000,000 units	200,000,000 units		100,000,000 units
The number of options that can be subscribed as a percentage of outstanding shares	3.66%	3.41%	0.20%	1.19%
Subscription period	2009/12/19~2017/12/18	2012/05/06~2018/05/05	2013/04/15~2021/04/14	2017/09/10~2025/09/09
Mode of implementation	The company will issue new common shares.
Vesting schedule (%)

Two years after the holder has been granted the employee stock options, the holder may subscribe these options according to the following vesting schedule.

Vesting period Maximum percentage of exercisable options

After 2 years     40%

After 2.5 years  50%

After 3 years     60%

After 3.5 years  70%

After 4 years     80%

After 4.5 years  90%

After 5 years    100%

Number of option shares exercised	117,714,800 shares	94,231,600 shares	3, 928,500 shares	0 shares

63

Type of employee stock option	3rd employee stock option	4th employee stock option		5th employee stock option
		First Grant	Second Grant
Value of option shares exercised	NT$ 2,614,674,479	NT$ 1,923,148,820	NT$ 88,784,100	NT$ 0
Number of option shares unexercised	43,707,700 shares	77,695,900 shares	7,187,500 shares	87,845,000 shares
Grant price per unexercised option share	NT$21.1	NT$20.4	NT$22.6	NT$36.5
Percentage of Shares Unexercised to Total Number of Outstanding Shares (%)	0.55%	0.98%	0.09%	1.11%
Influence on shareholders' interest	After the two-year holding period of these stock options, these options are exercised in three years, diluting the interests of the existing shareholders on a yearly basis. The dilution effect is limited.

64

(2) Employee stock options granted to management team and to top 10 employees

November 30, 2016

	Title	Name	Date of issue	Number of options granted	Percentage of Options Granted to Total Number of Outstanding Shares (%)	Exercised				Unexercised
						Number of shares	Price of shares	Value of shares	Percentage of Options to Total Number of Outstanding Shares (%)	Number of shares	Price of shares	Value of shares	Percentage of Options to Total Number of Outstanding Shares (%)
Manager	CEO	Jason C.S. Chang	2007.12.19 2010.05.06 2011.04.15 2015.09.10	39,325,000	0.50%	7,396,000	21.47	158,780,900	0.09%	31,929,000	20.83 (Note)	665,071,600	0.41%
	President	Richard H.P. Chang
	Chief Operating Officer	Tien Wu
	Chief Financial Officer	Joseph Tung
	ASE Kaohsiung President	Raymond Lo
	Shanghai Headquarter President	Jeffery Chen
	Vice President. Chungli Branch	Chen Tien-chi
	Vice President	Xu-Rui Yu
	Vice President	Dao-You Chen
	Vice President	Shih-Wen Lee
	Vice President	Kwang-Chun Chou
	Vice President	Kuo-Tang Lin
	Vice President	Song-Ching Hong
	Vice President	Chih-Bing Hong
	Vice President	Huan-Hua Mo
	Vice President	Ching-Kun Yeh
	Vice President	Chen-Ming Cheng
	Vice President	Yen-Chieh Tsao
	Vice President and Chief of Accounting	Hong-Ming Kuo
Employee Stock Options Granted to Top 10 Employees		Rutherford Chang	96.12.19 99.05.06 100.04.15 104.09.10	11,020,000	0.14%	4,760,000	23.47	111,723,500	0.06%	6,260,000	20.70 (Note)	129,566,000	0.08%
Chun-che Lee
Chang Hsiang Ching-Ping
Zhi-qiang Lee
Pan Shih-hua
Jerry Chang
Shih-Song Lee
Rui-Ki Mi
Kui-Wen Lee
Dan-Ning Chang

65

Note: Range of share price: NT$20.4-36.5.

9. Restricted stock awards: None.

10. Acquisitions and mergers: None.

11. Any issue of new shares in connection with any acquisition of shares of another company, where still in process: None.

66

II. Business Overview

I.       Company profile

(I)       Business Content

1.       Business Scope

(1) The Company and its subsidiaries primarily offer three main categories of service, namely semiconductor packaging and testing products, electronic assembly products, and other types of service.

Semiconductor packaging and testing products

A. Packaging: Packaging and module design, IC packaging, multi-chip packaging, micro and hybrid module, memory packaging.

B. Testing: Front-end testing, wafer probing, final testing.

‚Electronic assembly products

Module and mother board design, product and system design, system integration, and logistics management.

lOther

Packaging material sales, real estate development, construction, housing property management, and shopping mall rentals.

(2) Business components

Unit: NT$1,000; %

Year Item	2014		2015
	Net operating income	Percentage	Net operating income	Percentage
Packaging products	121,336,453	47.29%	116,607,314	41.16%
Testing products	25,874,694	10.08%	25,191,916	8.89%
EMS products	105,784,427	41.23%	138,242,100	48.80%
Others	3,595,873	1.40%	3,261,206	1.15%
Total	256,591,447	100.00%	283,302,536	100.00%

(3) Current product/service lineup

The Company's current product (service) items mainly comprise packaging products, testing products, and electronic assembly products.

(4) New products (services) to be developed

jPackaging technology

Name	Context
Advanced Technology
3D SiP	1. Die-to-die, die-to-wafer stacking
2. Fine pitch cu pillar fc solution
3. Si interposer sip technology
4. Si optical bench sip technology
5. Thermo-compression bonding technology
6. Wafer level mems packaging
7. Fan-in map pop technology
8. Fan-out map pop technology
9. Thin core fc pop technology
10. Integrated passive device

67

Name	Context
11. Embedded passive laminate substrate
12. Embedded passive Si substrate
13. Embedded active Si substrate
14. Heterogeneous chip integration SiP
15. Fine pitch CoC SiP solution
16. Compartment shielding technology
17. Double side selective molding technology
18. 2nd fine line/space substrate stacking
19. Panel level fan-out/pop technology
20. Flexible substrate & assembly technology
Optoelectronic packaging (OEP)	1. High power / high brightness led packaging solution
2. Wafer level white light led packaging solution
3. Optical sensor packaging solution
4. Optical-electronic interconnection
Wafer Level Chip Scale Packaging (WLCSP)	1. Through silicon via
2. Silicon substrate technology
3. 300mm wafer 2D fan-out WLP
4. 200mm wafer 3D fan-out WLP
5. Fine line Cu-plated RDL technology
6. 4-layer polymer, Cu-plated RDL technology
7. Low temperature cure polymer, Cu-plated RDL technology
8. Sawn wafer probing
9. High IO / Die shrinkage WLCSP
10. IR through backside lamination (BSL)
11. Wire redistribution process and protective layer stacking technology development
12. 5um/5um wire redistribution process technology development
13. Thin-film wafer BSL technology development
14. Technology for reducing cutting risks
Flip-chip packaging	1. Coreless flip chip package
2. 20 nm ELK wafer lead-free FC
3. 300mm TSV wafer 50 um CMP technology
4. SD laser technology on thin ELK wafer
5. Molded core embedded package
6. Molded pre-singulated package
7. Exposed mold under fill
8. Flip chip quad flat no leads
9. Very fine pitch cu pillar flip chip product
10. HBPOP package development
11. Cu bumping buried wiring substrates (<16-nm flip chip packaging)
12. Wafer level 20-nm flip chip packaging and fine substrate structure combination (N20)
13. High-order flip chip quad flat no-lead development (FC QFN development)
14. 1 Layer embedded trace substrate (1L ETS) assembly
15. 2.5D Advanced IC assembly

68

Name	Context

Radio frequency (RF) Module	1. MCU + BLE + AoP wireless connection module total solution
2. Irregular FC Cu-pillar multi-band multi-mode SiP module solution
3. Embedded passive substrate wireless module
Wire bond package	1. 14-nm Cu / ELK wafer wire bond solution
2. 15-um Cu wire bond technology development
3. New Cu wire bonding material technology development
4. New wire bonding material technology development
5. Low-cost, high-performance aS3 / aQFN
6. Single layer carrier package development
7. FC QFN for ATV development
8. High thermal HS evaluation
9. Cap on die
Wireless communication SiP module	1. Composite packaging SiP module integrated with BB+RF(Multi-Bands)+DRAM+PMIC and peripheral passive components with the latest composite wireless communication technology (multiple mode communication SiP module solution)
2. Highly miniaturized and integrated SiP communication function module solution
Bumping
Plating	1. Low Ag of Sn/Ag lead-free (LF) micro bump plating technology
2. Single PI and single RDL for WLCSP
3. Micro Cu pillar bumping
4. RDL+LF bumping
5. RDL+Cu pillar
6. FOCoS Cu pllar

kTesting technology

Name	Context
New Test Technology
Wafer probing	1. RF wafer probing testing technology
2. High parallel site test solution
3. Wafer level photonic laser diode burn-in test
4. Pin coating technology for probe card
5. Film frame probing solution
6. Tri-temp wafer probing
7. Copper pillars probing solution
8. High parallel site test solution
9. Thin-wafer test solutions
Final test	1. 802.11ac RF SOC test solution
2. USB3.0/PCIE testing technology
3. G sensor testing technology
4. Gyro sensor testing technology
5. Universal wireless SiP test system development
6. Low cost non-ATE test methodology for low I/O count device test, IoT/wearable devices
7. High UPH power management IC tester development
8. Multi-channel multi-function, and multi-process SIP tester development
9. High channel density SOC tester development
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Name	Context
10. Hardware module controlled platform and common tester user interface development
11. Optical sensor testing solution
12. Industrial/consumer sensing IC testing solution
13. USB3.0 Type-C testing technology
14. MEMS testing technology
15. SiP testing technology
16. Strip device testing technology
17. Tiny package testing technology
Test data analysis	Big data analysis/mining prototype system building

l IPM process technology

Name	Context
New Process Technology
Solder paste print die bond to lead frame	1. >5-mm chip soldering in-line bonding for enhancing UPH.
2. Solder paste interface with a pore size equaling 1% of the interface.
Solder paste print passive component bond to lead frame	1. Solder paste once-off print and component bond to lead frame for enhancing UPH.
2. Passive component solder paste bond to lead frame technology.
Al wire bonding to lead frame	>5-mil Al-wire in-line bonding for enhancing UPH.
LF passive component and exposed Cu heatsink molding	1. Void-free 50-µm passive component bond.
2. Bonding technology to expose the backside of metal heatsink

m COB module process technology

Name	Context
New Process Technology
Wire bonding on FPC	1. Moldering ball bond on a 120-µm think soft circuit board.
2. Enhancing the yield of moldering 0.9-mil Au-wire onto soft circuit board.

nElectronic assembly products

It is a longstanding belief that a top-notch process capability, rigorous quality control, and real-time feedback system are the key factors for gaining customer trust and affirmation of the company. In a competitive industrial environment, however, relying on these factors is inadequate for expediting the company's growth dynamic. A company must continuously improve its R&D capacity, increase activities of product R&D, and constantly maintain its leading status in the market. The Company recruits outstanding R&D professionals from Taiwan and China to inject elements of vitality in developing new technologies and products, to integrate software/hardware applications with miniaturization capabilities, and to improve product values and profitability. In addition, the Company will also steer its R&D focus on the following products:

A. Wireless communication module products.

B. Electric circuits for headlamps.

C. Continuing to develop applications for miniature products, including existing

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products, IoT, and virtual reality products, and to persist in process improvement.

D. Targeting cloud calculation R&D and network storage technologies and collaborating with wafer companies to introduce high-performing solid state drive.

E. Constantly developing green design products to reduce material and energy consumption.

2.       Industry overview

(1) Industry current trends and future outlook

Packaging and testing industry

The Company's packaging and testing products department leverages its core competency in advanced semiconductor packaging and testing technology and process R&D to provide advanced packaging and testing service for semiconductor manufacturers worldwide. The following describes the current status and development trend of the semiconductor industry:

Lukewarm global economic growth, the impact of Brexit, and the rebalancing of economic growth in China have led to predictions of lower economic growth in 2016 compared to 2015. However, the IMF has projected a gradual recovery in the global economy, driven by emerging markets and developing economies. Furthermore, the major economies such as the US, Europe, Japan and China have maintained stability. The IMF and HIS Global Insight both predict that global economic growth in 2017 will be better than 2016.

Predicted economic growth worldwide and in key economies

Unit: %

Year Region	IMF			IHS Global Insight
	2015	2016	2017	2015	2016	2017
Global	3.2	3.1 (3.1)	3.4 (3.4)	2.7	2.4 (2.4)	2.8 (2.8)
Advanced economies	2.1	1.6 (1.8)	1.8 (1.8)	2.1	1.5 (1.5)	1.7 (1.8)
US	2.6	1.6 (2.2)	2.2 (2.5)	2.6	1.4 (1.5)	2.2 (2.4)
Eurozone	1.9	1.7 (1.6)	1.5 (1.4)	1.9	1.6 (1.6)	1.4 (1.3)
Japan	0.5	0.5 (0.3)	0.6 (0.1)	0.5	0.6 (0.6)	0.7 (0.7)
New and developing economies *	4.0	4.2 (4.1)	4.6 (4.6)	3.9	3.9 (3.9)	4.5 (4.5)
China	6.9	6.6 (6.6)	6.2 (6.2)	6.9	6.6 (6.6)	6.3 (6.3)

Note: The numbers in parentheses are the IMF’s predictions in July of this year, while GI’s predictions were made in September, as well as the official published data for 2015 by each country.

* HIS Global Insight prediction for the economic growth of emerging markets

Source: 1. IMF, World Economic Outlook, Oct. 4, 2016

2. IHS Global Insight Inc., World Overview, Oct. 15, 2016

Gartner revised the sales value of the global semiconductor market for 2016 in October 2016 to US$ 331.8 billion, which reflects a decline of only 0.9% compared with the US$334.8 billion in 2015. This is due to a drop of 11% in the

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memory market, including a fall of 20% in DRAM and a growth of 2% in Nand flash memory. Smart cars, electric cars, and the Internet of Things (IoT) will drive the development of semiconductor components in the direction of further miniaturization and low power consumption, leading to a rise in demand for semiconductors. The value is predicted to reach US$350.1 billion in 2017 (5.5% growth), US$365.1 billion in 2018 (4.3% growth), and US$372.6 billion in 2019 (2.1% growth). It is estimated that the scale of the global semiconductor market in 2020 will approach US$384.3 billion.

Forecasting of the global semiconductor market

Source: Gartner; IEK (2016/11)

According to IEK's estimation, the semiconductor industry in Taiwan will produce an output of NT$2.43 trillion with a growth of 7.5%. In particular, the output of the design industry was NT$660.1 billion, a growth of 11.4% over 2015. This is mainly due to China's policy of subsidizing smartphones, the entry of memory control IC manufacturers into the global production chain, and panel driver IC manufacturers increasing their production output in high-resolution panels for LCD televisions. The output of the manufacturing industry amounted to NT$1311.7 billion, a growth of 6.6% from 2015. This was mainly due to an influx of orders from advanced processes into the wafer foundry industry, as well as a fall in demand for computer IT products and its subsequent influence on the memory industry. The output of the packaging industry amounted to NT$461 billion, a growth of 4.46% from 2015, with the output of the packaging industry and IC testing industry at NT$322 billion and NT$139 billion, respectively, a growth of 3.9% and 5.8% respectively compared to 2015. This was mainly due to a recovery in demand for advanced packaging among advanced semiconductor processes. The table below presents the operating performance of IC design, manufacturing, packaging and testing industry in Taiwan for the period 2012–2015 and the estimated performance for 2016:2012–2016 output value of IC sub-industries in Taiwan

Unit: NT$ 100 million

Year Detailed items	2012	2013	2014	2015	2016(e)
IC industry output in Taiwan	16,342	18,886	22,033	22,640	24,328
IC design in Taiwan	4,115	4,811	5,763	5,927	6,601

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Year Detailed items	2012	2013	2014	2015	2016(e)
IC manufacturing in Taiwan	8,292	9,965	11,731	12,300	13,117
Foundry service	6,483	7,592	9,140	10,093	11,345
Memory device manufacturing	1,809	2,373	2,591	2,207	1,772
IC packaging and testing industry in Taiwan	3,935	4,110	4,539	4,413	4,610
IC packaging	2,720	2,844	3,160	3,099	3,220
IC testing	1,215	1,266	1,379	1,314	1,390

Note: (e) Estimates

Source: TSIA, WSTS, IEK (2016/11)

According to the evolution of the output value of the IC industry in Taiwan in 2016, foundry service (accounting for 46.6%), IC design (accounting for 27.1%) IC packaging and testing (accounting for 18.9%) were the three main pillars of Taiwan’s semiconductor industry. Looking forward to 2017, economic recovery will drive demand in semiconductors, with associated growth in output for smartphone chips, PC chips (including Type-C), and SSD driver ICs. New applications such as vehicle ICs mean that IEK has predicted that the production output of Taiwan's semiconductor industry will grow by 7% in 2017, in which the output of the IC packaging (IC testing) industry will reach NT$343.5 billion (NT$153.3 billion), which reflects a growth of 6.7% (10.3%) compared with that in 2016. In summary, the IC packaging and testing industry in Taiwan will continue to growth 7.8% by 2017, thanks to a recovery in demand and a rise in the proportion of high-end packaging and testing products..

‚Overview of the electronic assembly product industry

The electronic assembly products of the Company and its subsidiaries fall under the electronic manufacturing services (EMS) category, also referred to as electronic contract manufacturing (ECM) or professional electronic OEM service. EMS refers to the provision of a service or multiple services other than brand sale service, including product development and design, material procurement, production and manufacturing, assembly, and after-sale service. EMS mode is classified into EMS and ODM depending on the scope of service, and EMS and ODM are collectively known as design manufacturing service (DMS). At the present stage, electronic domains generally define EMS and ODM modes differently, which are described in the table below.

Category	Service Scope
	Product Concept	R&D Design	Material Procurement	Production & Manufacturing	Logistics	Brand Sale	After-sales service
EMS	No	No	Yes	Yes	Yes	No	Yes

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Category	Service Scope
	Product Concept	R&D Design	Material Procurement	Production & Manufacturing	Logistics	Brand Sale	After-sales service
ODM	Autonomous or Joint	Autonomous or Joint	Yes	Yes	Yes	No	Yes

Note: DMS providers generally offer services that are free of product concepts, whereas ODM service providers with particularly strong R&D capability provide services that incorporate product concepts.

In summary, DMS is the collective name given to a series of service modes, including product R&D design, product testing, material procurement, production and manufacturing, logistics, repair and maintenance, and other after-sales service, that are provided by electronic product brand owners. Concurrently, because manufacturing service providers and brand customers generally specify their service scope and specific requirements by entering a contract agreement that integrates framework agreement and order forms. Therefore, DMS (including EMS and ODM) is also incorporated in the scope of the manufacturing agreement.

Unlike OEM, EMS provides global transports and global assembly services. With such a global advantage, EMS can engage in production activities in a region without having their imports/exports being withheld by customs, and this advantages saves them from tax costs. Moreover, a global assembly plant and a global transport system can expedite the rate of assembly and delivery processes. In other words, EMS providers can perform optimally in terms of speed and cost. Thanks to its close relationship with part manufacturers (satellite system), EMS providers generally integrate related upstream part manufacturers (by merging or forming a strategic alliance) to further minimize their operation and procurement costs. The global supply chain has increased to a greater scale. To shorten the time required to deliver products to the end consumer market, OEM industries have also extended their supply chain globally. In other words, EMS providers have evolved from offering point-to-point service to a comprehensive support service that facilitates increasing their core value among their competitors.Forecasting of the global EMS income

Unit: US$ million

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Source: MMI, 2016/06

The global EMS industry grew rapidly in 2013 by 10.7% and then increased by 8% in 2014, after which it experienced a slight decline of 2.4% in 2015 primarily due to the decrease in demand for computer products. In the long run however, EMS remains highly potential, particularly in non-traditional outsourcing applications such as industrial applications, medical industry, automobile, national defense security, and aviation industry. According to the 2016 report published by NVR, the global EMS/ODM income was predicted to reach US$430 billion in 2015, and increasing to US$580 billion by 2020. This suggests an annual compound growth of approximately 6.2% between 2015 and 2020.

(2) Relationships with suppliers in the industry's supply chain

Packaging and testing industry:

In the entire semiconductor supply chain, the Company and its subsidiaries are primarily responsible for supplying materials needed for midstream packaging and testing and downstream packaging. The Company and its subsidiaries offer customers wafer packaging and testing services for semiconductors, purchases wafers primarily from internationally acclaimed semiconductor companies, and maintains a favorable long-term relation with these companies. By vertical division of labor, we are able to enhance our competitiveness as well as that of our strategic alliances and partners.

Structural diagram of the semiconductor industry in Taiwan

Note: Numbers in the figure represent number of companies

Source: MIC, 2016/01

‚EMS industry:

The upstream vendors of professional EMS providers primarily include material producers who specialize in PC boards, integrated circuits, other electronic components, etc. Their efficiency, quality, and price of material supplies will, to an extent, influence the delivery cycle, product quality, and price competitiveness of the EMS provider. The downstream vendors include brand owners who are involved in wireless network communication, household appliance, computers and servers, data storage, smart handheld devices for industrial use, commercial

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sales, automobile electronics, etc. The changes in the demand of the downstream vendors directly influence the development and profitability of the EMS industry.

EMS industry needs to build a long-term, stable supply chain cooperative relationship with upstream suppliers and downstream brand owners. Through the integration of the entire supply chain resources, relationship coordination, and process optimization, a win-win outcome for members of the supply chain can be realized. Their value addition and competitiveness hinge on the intensity of their relationship with upstream and downstream vendors, and therefore these two factors a strongly associated with each other.

(3) Product development trends

Packaging and testing products

End electronic products have slowed in growth rate because of the increasing prevalence of electronic products ranging from personal computers smartphones. The next killer wave application that will dominate in the next 5 to 10 years is believed to be Internet of Things (IoT), in which the smart electronics will be the source of future business opportunities.

Compared with the billions of dollars of demands for semiconductors in computers or mobile devices, their demands in IoT will reach hundreds of billions. The market estimated that the world will have 30 billion internet-connecting devices by 2020, contributing to approximately US$1.9 trillion in value for IoT applications. Such tremendous opportunity has instigated intense competition among vendors around the world. A wide variety of smart applications, including smart city, smart car (Internet of Vehicles), smart home, smart medicine (telecare), smart individual (health and fitness), smart plant, and smart manufacturing, have been developed. In the future, the challenges that the IC industry will face are determining a method by which to extend PCs and mobile phones to other smart electronic applications, products, technologies, and markets.

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Unlike the previous single killer end-application market, IoT cannot only focus on a single process or product. Instead, it seeks diversity in industrial characteristics, while focusing its semiconductor technologies on advanced, mature process technologies and integration capability. The IoT will therefore induce a revolutionary change in the development of the global IC industry.

The emergence of IoT steered the semiconductor component technology toward process miniaturization, second-generation communication, sensor integration, and high-order multi-visual computation, and in-memory operation. These aspects can serve as a basis for deducing the future orientation of core technologies and new applications as the IoT applications become prevalently used in the semiconductor industry. Regarding product demand, IoT products must feature heterogonous integration and ultra-low power consumption. These characteristics can disassemble IoT products into components that are lightweight, that feature lengthy battery life, and that can connect to the Internet while consuming minimal power.

The development of high-spec, low-cost mobile devices has become a trend. The ability of these devices to integrate diversity of functions is now a basic function contributing to a continual increase in SiP demand. This function will attract increasingly more vendors to invest in the R&D of SiP in 2016, which will gradually orient SiP technologies toward a generation that prevalently uses IoT applications.

Hardware development must be based on semiconductor components and sensor communication interface in order to improve the quality of life for humans. These components include processor, analog IC, communication IC, memory, and sensors, and relevant technologies comprise ultra-low power and SiP technologies, which subsequently enable the integration of different functional wafers in single miniaturized packaging bodies.

To enhance performance and reduce power consumption, the market tends toward stacking the processor with memory devices during packaging because this approach can achieve reduced area, reduced power (short path and minimal impedance), and increased transmission speed (shortened electronic transmission path). This method therefore resulted in the development of 3D IC and TSV technologies, which are aimed at connecting stacked ICs for heterogeneous integration of vertical stacks.

Under the developing trend of end products (e.g., IoT and wearable devices), hardware systems have transformed from previously large devices (e.g., PC) into mid-sized mobile phones and subsequently into smaller wearable devices (e.g., smart watch). Such system miniaturization restricted the use of spaces in hardware packaging. Multiple functions and limited space led to the rise of SiP applications, such as the S1 chip in Apple Watch. Specifically, embedded technologies for substrate-embedded wafer or passive components are characterized by small area, effective heat dissipation, and reduced noise signal, which make them an excellent tool for utilizing the added function of substrates during SiP process.

In addition to embedding wafers in the substrate to achieve reduced area, developers can place wafers on top of a passive component to make use of space. The semiconductor embedded in substrate (SESUB) of TDK technology is one example of this approach. Therefore, the Company engaged in a joint venture with the Japanese firm TDK to introduce embedded technology in SiP. The goal was to combine SiP with embedded board technology and to enhance yield rate. Attributed to its outstanding performance in saving space, electrical property, and

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heat transfer, embedded boards became the top choice for developing IoT SiP technology, thereby serving as the basis for future end IoT products.

Looking ahead of the future, the next opportunity for the semiconductor industry will come from the Internet of Things (IoT). 2016 will be the year in which IoT is upgraded to Smart IoT level. At the CES show, large firms all focused on the Internet of Everything, striving toward an Internet of Life. International semiconductor firms have shifted from emphasizing high-performing wafer hardware technologies to stressing the importance of innovative living applications and a perfect user experience. Their product applications are concentrated on smart cars (autonomous driving and driverless concepts), unmanned vehicle, smart home, wearable devices, virtual reality, and robots. With their advantage in technologies as the core, large firms will target the three major technologies required for IoT systems, namely, smart computing, smart sensing, and smart transmission. Furthermore, they will attempt to build an open industrial ecology in which interconnecting platforms are established for seeking strong, powerful partners.

Another aspect worth mentioning is the automobile industry; vehicles are advancing toward smart, automated, electric, and shared applications, making them safer and more reliable (e.g., autonomous car systems and active safety systems), more comfortable and convenient (e.g., vehicle information communication system, communication between smartphones and cars, apps exclusive for vehicles, head up display, and innovative human-machine interface), and more energy-efficient and environmentally friendly (e.g., electric cars).

Although electric cars still account for a small portion of the automobile industry, they are increasing annually in double digits. Except for the complexity of managing the power and IC of electric cars, the overall design idea of electric cars is steering toward the concepts of connected cars and Internet of Vehicles (IoV), thereby substantially increasing the demand for IC compared with that required for traditional vehicles. The electronic automobile market will exhibit the strongest growth in the future, Gartner has estimated that in 2016 the vehicle IC market worldwide was worth US$31.4 billion, which will rise to US$41 billion in 2020. As vehicles become increasingly more “intelligent” the cost of automobile electronics will elevate further, which also increases the content of semiconductors in each vehicle on average.

‚Electronic assembly products

Influenced by the rapid development of upstream businesses, the global electronic market has successively produced a diversity of products that feature customized appearances. As new products diversify, market demands continuously increase, further aggravating the intensity of competitions in the industry. In particular, the rapidly evolving network communication industry and the rise of the consumer electronic industries intensified the competition in the electronic product market, which prompts brand owners to demand for improved technologies, new products, immediate market response, and adjustments to product portfolios in a timely manner. Numerous large international brands have continued to outsource their services in order to enhance their competitiveness in the global market and increase their share in the market. Therefore, the increase in the overall sales volume of EMS providers offers a greater room for developing stable cooperation among members of the supply chain. Subsequently, smartphones, tablets, and other electronic products will be in great demand in the global end electronic product market.

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A. Global demand for outsourcing electronic products exhibits continuous growth trend

As the EMS mode matures and service quality improves, the global EMS industries continue to expand their service scope, which increases their OEM-based production volume both incrementally and annually. To meet the growing demand of brand owners, the scope of EMS increases incessantly, gradually covering the highest end of the product value chain. This trend provides a greater space for development to manufacturers, like us, who are equipped with the capability to plan, design, and research and develop products. It also motivates us to become the fastest growing manufacturer in the world.

B. The rapid development of wearable equipment expedites the development of miniature system modules

Wearable devices are devices that can be worn on the body as implants or accessories; these devices are integrated with multimedia, sensing, and multifunctional miniature technologies and support hand gesture and eye movements as a means of communication. Wearable devices are developed by employing wearable technologies to incorporate smart designs in people’s daily wearable accessories. Currently, wearable devices available in the market include smart bracelets, smart watch, smart spectacles, sports shoes, pace counter, apparels, and earphones. Attributable to 20 years of continuous efforts of industrial and academic experts, a wide variety of advanced wearable products and devices have been developed. Presently, technological leaders and small startup companies have entered the wearable device market, suggesting the powerful potential of this type of market.

C. The popularity of smart end devices accelerated the prevalence of wireless communication modules (WiFi)

A mature ecological system for electronic products and the diverse functions of application programs have increased people’s demand for better performing smartphones and tablet computers. Smart end devices have improved immensely in terms of function and complexity, from the most primitive functions such as camera functions to wireless data transfer via 3G, WiFi, and Bluetooth, to using GPS navigation functions, gyroscope, and speed sensors. Since 2013, 4G has become the standard network system in high-end smart devices, in addition to near field communication (NFC for mobile payment and data transmission) and fingerprint identification. Currently, increasingly more powerful functions such as enhanced photo color and motion sensor control are gradually maturing and have been integrated into mobile phones. Therefore, the functions of end smart devices are continuously improving.

Since its development, WiFi has been extensively applied to various types of digital mobile products, specifically smartphones and tablet computers. As the functions of end smart devices continue to improve, the smart mobile markets are also being rigorously developed, further increasing the demand for WiFi applications.

D. Division of labor in the electronic manufacturing industry and niche shift and clustering effect of manufacturing service industry

Influenced by the global economic integration, the division of labor in the electronic manufacturing profession, the continuously maturing EMS in Taiwan, and the relocation of the global EMS industry to Asia Pacific, particularly to China, the EMS industry in Taiwan has grown way faster than the entire electronic industry in the same period, and this trend will inevitably increase the overall market capacity and instigate a rapid development of the EMS industry.

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The electronic industry has significantly clustered in China as the global EMS industry gradually relocates to the Asia Pacific. In addition, the upstream and downstream supply chain of the EMS industry have matured significantly, including their centralized procurement of basic electronic components, R&D design packages, and global logistic support service, all of which are able to facilitate the globalization of the EMS industry.

(4) Competition Status

Packaging and testing industry

The effects of emerging markets and saturation of end products on the global semiconductor market elucidate the low operating revenue of the semiconductor industry around the world, including Taiwan. From IC manufacturers’ perspectives, although they did not perform as well as they did in 2014, many vendors have used this opportunity to readjust their business goals, development strategies, and continual investment technologies, as well as to cooperate with international businesses.

However, the Chinese government invested billions of RMB to actively promote its semiconductor industry, which resulted in the rapid rise of a red semiconductor supply chain. South Korean government also proposed a revitalization project for its semiconductor industry, and this project is advantageous for the vertical integration of integrated device manufacturers (IDM). Furthermore, Japanese and European governments have strategically advanced toward developing value-added and differentiated semiconductor technologies for medical, industrial, agricultural, and automobile uses, combining and applying automobiles and robots to pave their way into aviation industry and ultimately the universe.

The rapidly changing economic environment and intensifying industry competition have made it difficult for Taiwan to maintain their fundamental business. With the United States leading the world, it is difficult for Taiwan to aim for the top. The merger and acquisition among the semiconductor industries remain frequent in recent years, which suggest that Taiwanese firms must have a corresponding strategy to expedite their transformation.

‚EMS industry

According to the 2015 global EMS supplier ranking announced by the Manufacturing Market Insider (MMI), our Company’s subsidiary, USI Electronics Inc. was ranked No. 9. The top 8 suppliers were Hon Hai Precision Industry/Foxconn, Pegatron, Flextronics, Jabil Circuit, Sanmina, Celestica, New Kinpo Group, Wistron.

3.       Overview of Technology and R&D

(1) Technological level of company's operative business and R&D

Packaging and testing products

The prevalence of OEM industrial chain mode in the semiconductor industry, ASE has also followed the steps of major foundry service providers (e.g., TSMC, UMC) and advanced toward the R&D of high-order products, and advancement of its technologies in order to create multi-win outcomes. To accommodate the increasingly complex functions, miniaturization, and optimal cost effects, ASE has focused on specializing its advanced packaging and testing technologies, including 2.5D & 3D IC, SiP, CSP, flip chip, bumping, and WLP.

Orienting toward refining its existing technologies and developing advanced

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products, ASE Group allocates 3 to 5% of its operating revenue to the R&D of technologies, which is also why the company has obtained over hundreds of patients every year. This is aimed at maintaining the company’s leading status in the industry and sustaining its competitive edge. In addition to taking the lead in the market share, ASE must also stay on top of their competitors in the research and development of technological applications.

kElectronic assembly products

To further improve their service and product quality, the Company and its subsidiaries have focused on developing a diversity of innovative products in order to raise their competitiveness. Capitalizing on their exclusive R&D professional knowledge, they endeavored to optimize their products to offer their expansive customers high-performing products and services with high price-performance ratio as well as exceptional engineering and manufacturing capabilities. Currently, the Company and its subsidiaries have developed products that are used in computers and casings, telecommunication systems, industrial electronic product manufacturing services, automobiles, storage, and server programs.

The Company and its subsidiaries have a significant advantage in the R&D and design of their primary products. Since their inception, they have established and reinforced a core development strategy that centers on autonomous R&D and technology, using their R&D center as the core of their business development. In terms of EMS technologies, the Company and its subsidiaries have built a team of over 1,800 R&D experts, each of whom is highly competent and experienced in product R&D and design.(2) Research & Development Personnel & Educational Qualifications

Unit: person; years

Year Item		2013	2014	2015	2016 As of November
Educational Qualifications	Ph.D	69	81	101	109
	Masters	1,572	1,925	2,351	2,428
	Bachelors	4,239	4,367	4,186	4,224
	Senior High School	427	578	542	734
Total		6,307	6,951	7,180	7,495
Average years of service (years)		8.48	8.18	8.80	8.80

(3) R&D Expenses invested annually during the past 5 years

Unit: NT$1,000; %

Year Item	2011	2012	2013	2014	2015
Research expense	7,117,964	7,877,408	9,069,018	10,289,684	10,937,566
Net operating income	185,347,206	193,972,392	219,862,446	256,591,447	283,302,536
As a percentage of net operating income	3.84%	4.06%	4.12%	4.01%	3.86%

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(4) Successfully-developed technologies and products during past 5 years

Packaging and testing products

Year	R&D Outcome		
2011	A. New products developed Packaging technology		
	New Package		
		3D SiP	1. 2.5D through silicon via interposer system in package
			2. 3D through silicon via stacking system in package
			3. Panel level flip chip PoP (aMaP Flip Chip PoP)
			4. Panel level wire bond PoP (aMaP PoP)
			5. Integrated passive device integrated QFN package
			6. Embedded active/passive laminate substrate
			7. Fine pitch die-to-wafer stacking technology
		Optoelectronic packaging (OEP)	1. Wafer level MEMS / CIS package
			2. Exposed die molding solution for finger print sensor
			3. Optical MEMS microdisplay package
		Wafer Level Chip Scale Packaging (WLCSP)	1. Si interposer package
			2. 200-mm 2D fan-out WLP
			3. Integrated passive resistor device
		Flip chip	1. 28-nm Cu/ELK lead free FC solution
			2. 40-um pitch hybrid stacked CoC package
		Wire bond package	1. 32/28-nm ultra-low K Cu wafer wire bond package
			2. Cu wire bond BGA package
			3. Au stud bump DDR2 800 assembly and test solution
			4. Low-cost, high-performance aS3 / aQFN packaging solution
		Wireless module	1. BT + FM SiP module total solution
			2. Wi-Fi + BT + FM combo SiP module total solution
			3. Wireless module conformal shielding
	Bumping		
		Printing	200 mm / 300 mm lead-free wafer printing process
		Plating	40 um fine pitch Cu pillar wafer bumping
	Testing technology		
	New Test Technology		
		Final testing	1. GSM/CDMA wireless product
			2. ADSL/XDSL device tesing solution
			3. BlueTooth 2.5GHZ device testing solution
			4. Touch panel device testing solution

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Year	R&D Outcome	
		5. TV tuner device testing solution
		6. Low-cost power management component testing
	B. New technologies developed Packaging technology	
	Advanced Technology	
	3D SiP	1. TSV-interposer test solution
		2. 3D TSV stacking
		3. Integrated passive device
		4. Thin core FC PoP technology
		5. Fine pitch die-to-wafer stacking technology
		6. 65-nm SRAM TSV function pass
	Optoelectronic packaging (OEP)	Pico projector microdisplay function pass
	Wafer Level Chip Scale Packaging (WLCSP)	1. 65-nm SRAM TSV function pass
		2. Double-sided Cu-plated RDL technology
		3. Embedded active Si substrate
		3. 200 mm TSV wafer 50 um CMP technology
		3. 200 mm TSV wafer carrier release technology
	Flip chip	1. 75-um wafer grind technology on 300 mm bumped wafer
		2. Flux jetting technology
		3. Fine pitch NCF underfill technology
		4.2 40 um pitch FC solution on 28 nm ELK wafer
		5. 40um pitch Cu pillar bump FC stack
		6. SD laser technology on thin ELK wafer
	Wire bond package	1. 50um wafer grinding technology
		2. 18 um Cu wire bond technology
		3. Cu wire bond packaging technology
	Green package	1. QC080000 green system certification
		2. RoHS Certification on Chemical Lab
	Bumping	
	Plating	1. 40 um fine pitch Cu pillar wafer bumping
		2. High aspect ratio Cu pillar plating technology
	Testing technology	
	New testing technology	
	Wafer probing	1. Power management product testing solution
		2. Touch sensor device testing solution
	Final testing	1. Light emitting diode test solution
		2. 32M/64M flash memory device test solution
	IGBT chip and substrate solder die bond process technology	
	New Process Technology	
	Solder	1. >10-mm chip soldering bonding capability and technology

83

Year	R&D Outcome	
	die bond	2. Solder paste interface with a pore size smaller than 10% of the interface: Co-development of vacuum soldering furnace
	Substrate attachment	1. >60mm X 60mm substrate attachment capability and technology
		2. Solder paste interface with a pore size smaller than 10% of the interface: Co-development of vacuum soldering furnace
2012	A. New products developed Packaging technology	
	New Package	
	3D SiP	1. 2.5D through silicon via interposer system in package
		2. 3D through silicon via stacking system in package
		3. Panel level flip chip PoP (aMaP flip chip PoP)
		Panel level wire PoP (aMaP wire bond PoP)
		Integrated passive device integrated QFN package
		Embedded active/passive laminate substrate
		Fine pitch die-to-wafer stacking technology
	Optoelectronic packaging (OEP)	Wafer level MEMS / CIS package
		Exposed die molding solution for finger print sensor
		Optical MEMS microdisplay package
		High power LED package
	Wafer Level Chip Scale Packaging (WLCSP)	Si interposer package
		200-mm 2D fan-out WLP
		Integrated resistor passive device
	Flip packaging	28-nm Cu/ELK lead- free FC solution
		40-um fine pitch FC & WB hybrid stacked chips package
	Wire bond package	32-nm Cu / ULK wafer wire bond package
		Cu wire bond BGA/lead frame package
		Cu wire pad to pad bonding
		Low-cost, high-performance aS3 / aQFN
	Wireless module	BT + FM SiP module total solution
		Wi-Fi + BT + GPS+ FM combo SiP module total solution
		Wireless module conformal EMI shielding
	Bumping	
	Printing	Wafer bumping technology with PI bump
	Plating	Sn/Ag lead-free bump plating technology
		Non-circular high aspect ratio Cu pillar bumping
	Testing technology	
	New testing technology	
	Final testing	1. GSM/CDMA wireless product
		2. ADSL/XDSL device testing solution
		3. BlueTooth 2.5GHZ device testing solution
		4. Touch panel device testing solution
		5. TV tuner device testing solution
		6. Low-cost power management component testing

84

Year	R&D Outcome	
		7. SiP testing
	EMS process technology	
	New Process Technology	
	Solder die bond	<13-mm chip soldering bonding capability and technology
		2. Solder paste interface with a pore size smaller than 3% of the interface
	Substrate attachment	1. >60mm X 60mm substrate attachment capability and technology
		2. Solder paste interface with a pore size smaller than 3% of the interface
	B. New technologies developed Packaging technology	
	Advanced Technology	
	3D SiP	1. TSV-interposer test solution
		2. 3D TSV stacking
		3. Integrated passive device
		Thin core FC PoP technology
		Fine pitch die-to-wafer stacking technology
		65-nm SRAM TSV qualification
	Optoelectronic packaging (OEP)	Pico projector microdisplay qualification
		High aspect ratio TSV plating technology
		Low-cost TSV technology
	Wafer Level Chip Scale Packaging (WLCSP)	FC PoP w/ laser ablation technology
		Double-sided thick Cu-plated RDL technology
		Embedded active Si substrate
		50 um wafer CMP grind technology for 200 mm TSV wafer
		50 um wafer carrier release technology for 200 mm TSV wafer
	Flip chip	1. 75-um wafer grind technology for 300 mm bumped wafer
		Flux jetting technology
		Fine pitch NCF under-fill technology
		40 um pitch FC solution for 28 nm ELK wafer
		40um fine pitch Cu pillar bump FC stack
		SD laser technology on thin ELK wafer
	Wire bond package	32/28 nm ultra-low K Cu wafer wire bond package
		18 um Cu wire bond technology
		Cu wire pad to pad bonding
		Cu wire bond packaging technology
	Green package	QC080000 green system certification
		RoHS Certification on Chemical Lab
	Bumping	
	Plating	40 um fine pitch Cu pillar wafer bumping
		High aspect ratio Cu pillar bumping plating
	New testing	
	New Test Technology

85

Year	R&D Outcome		
		Wafer probing	1. Power management product testing solution
			2. Touch sensor device testing solution
		Final testing	1. Light emitting diode test solution
			2. 32M/64M flash memory device test solution
	IGBT chip and substrate solder die bond process technology		
	EMS Process Technology		
		Solder die bond	1. <13-mm chip soldering bonding capability and technology
			2. Solder paste interface with a pore size smaller than 5% of the interface
		Substrate attachment	1. >59mm X 50mm substrate attachment capability and technology
			2. Solder paste interface with a pore size smaller than 5% of the interface
2013	A. New products developed Packaging technology		
	New Package		
		3D SiP	1. 2.5D through silicon via interposer system in package
			2. 3D through silicon via stacking system in package
			3. Panel level flip chip PoP (aMaP flip chip PoP)
			Panel level wire PoP (aMaP wire bond PoP)
			Integrated passive device integrated QFN package
			Embedded active/passive laminate substrate
			Fine pitch die-to-wafer stacking technology
		Optoelectronic packaging (OEP)	Wafer level MEMS / CIS package
			Exposed die molding solution for finger print sensor
			Optical MEMS microdisplay package
			High power LED package
		Wafer Level Chip Scale Packaging (WLCSP)	Si interposer package
			Integrated resistor passive device
			2-layer PI, Cu-plated RDL technology
		Flip chip	20-nm Cu/ELK lead free FC solution
			40-um fine pitch FC & WB hybrid stacked chips package
			Ultra-high density substrate strip
			Flip chip package with mold only process
			Flip chip through mold via package
		Wire bond package	20-nm Cu / ULK wafer wire bond solution
			Cu wire bond BGA/ lead frame package
			Cu wire pad to pad bonding
			Low-cost, high-performance aS3 / aQFN
		MEMS packaging	Wafer level MEMS packaging
		Wireless module	BTLE+accelerator SiP module application solution
			Wi-Fi 11n 2x2 channel SiP module total solution
			Irregular FC Cu-pillar PA SiP module solution
		Bumping	
		Plating	Low Ag of Sn/Ag lead-free bump plating technology
	New testing		
	New Test Technology		
		Final	BlueTooth 2.5GHZ device testing solution

86

Year	R&D Outcome		
	testing	Touch panel device testing solution	
		TV tuner device testing solution	
		Low-cost power management component testing	
	Standard IGBT module package process technology		
	EMS Process Technology		
	Solder die bond	<13-mm chip soldering in-line bonding for enhancing UPH	
		Solder paste interface with a pore size smaller than 3% of the interface	
	Substrate attachment	<59mm X 50mm substrate attachment in-line for enhancing UPH	
		Solder paste interface with a pore size smaller than 3% of the interface	
	PressFIT insertion	Error of PIN-PIN displacement is smaller than 0.5mm	
	Phase-change material (PCM) printing	Print gap is smaller than 0.6mm	
	Automation glue dispense	Programmable to automatically detect housing height and apply coating evenly	
		Programmable to set the coating speed for each interval to meet the requirements of different housing designs	
	Vacuum gel potting	A potting area of 33mmx40mm produces 32 pieces of [something] with no voids	
		The gel volume is controlled within +/-0.17g	
	Standard IGBT module products fully automated pick & place testing		
	New Test Technology		
	Static test technology	Testing voltage: 3KV; current: 600A	
	Dynamic test technology	Vd: 10V–1200V; Id: 20A–1200A	
	B. New technologies developed Packaging technology		
	Advanced Technology		
	3D SiP	3D TSV stacking	
		Integrated passive device	
		Thin core FC PoP technology	
		Fine pitch die-to-wafer stacking technology	
		65-nm SRAM TSV qualification	
	Optoelectronic packaging (OEP)	Pico projector microdisplay qualification	
		High aspect ratio TSV plating technology	
		Low-cost TSV technology	
	Wafer Level Chip Scale Packaging (WLCSP)	FC PoP w/ laser ablation technology	
		Double-sided thick Cu-plated RDL technology	
		Embedded active Si substrate	
		50 um wafer CMP grind technology for 200 mm TSV wafer	
		50 um wafer carrier release technology for 200 mm TSV wafer	
	Flip chip	Fine pitch NCF under-fill technology	
		40 um pitch FC solution for 28 nm ELK wafer	
		300-mm wafer 50um backgrind technology

87

Year	R&D Outcome		
			Laminated FC CSP
			28-nm wafer tech with embedded pattern plating
		Wire bond package	20-nm ultra-low K Cu wafer wire bond package
			18-um Cu wire bond technology
			Cu wire pad to pad bonding
			Cu wire bond packaging technology
		Green package	QC080000 green system certification
			RoHS Certification on Chemical Lab
		Bump	
		Plating	40-um fine pitch Cu pillar bumping
			High aspect ratio Cu pillar bumping plating
	New testing		
		technology	
		Final testing	Light emitting diode test solution
			32M/64M flash memory device test solution
	Standard IGBT module package process technology		
		EMS Process Technology	
		Solder die bond	<13-mm chip soldering in-line bonding for enhancing UPH
			Solder paste interface with a pore size smaller than 3% of the interface
		Substrate attachment	<59mm X 50mm substrate attachment in-line for enhancing UPH
			Solder paste interface with a pore size smaller than 3% of the interface
		PressFIT insertion	Error of PIN-PIN displacement is smaller than 0.5mm
		Phase-change material (PCM) printing	Print gap is smaller than 0.6m
		Automation glue dispense	Programmable to automatically detect housing height and apply coating evenly
			Programmable to set the coating speed for each interval to meet the requirements of different housing designs
		Vacuum gel potting	A potting area of 33mmx40mm produces 32 pieces of [something] with no voids
			The gel volume is controlled within +/-0.17g
	Standard IGBT module products fully automated pick & place testing		
		New Test Technology	
		Static test technology	Testing voltage: 3KV; current: 600A
		Dynamic test technology	Vd: 10V–1200V; Id: 20A–1200A
2014	A. New products developed Packaging technology		
		New Package	
		3D SiP	2.5D through silicon via interposer system in package
			3D through silicon via stacking system in package
			Panel level flip chip PoP (aMaP flip chip PoP)
			Panel level wire PoP (aMaP wire bond PoP)

88

Year	R&D Outcome	
		Integrated passive device integrated QFN package
		Embedded active/passive laminate substrate
		Fine pitch die-to-wafer stacking technology
	Optoelectronic packaging (OEP)	Wafer level MEMS / CIS package
		Exposed die molding solution for finger print sensor
		Optical MEMS microdisplay package
		High power LED package
		eCompass magnetic sensor package
	Wafer Level Chip Scale Packaging (WLCSP)	Si interposer package
		Integrated resistor passive device
		2-layer PI, Cu-plated RDL technology
		Bonded wafer thinning technology
	Flip chip	20-nm Cu/ELK lead free FC solution
		40-um fine pitch FC & WB hybrid stacked chips package
		Ultra-high density substrate strip
		Flip chip package with mold only process
		Flip chip through mold via package
	Wire bond package	20-nm Cu / ULK wafer wire bond solution
		Cu wire bond BGA/ lead frame package
		Cu wire pad to pad bonding
		Low-cost, high-performance aS3 / aQFN
	MEMS packaging	Wafer level MEMS packaging
	Wireless module	BTLE+accelerator SiP module application solution
		Wi-Fi 11n 2x2 channel SiP module total solution
		Irregular FC Cu-pillar PA SiP module solution
		Conformal/compartment EMI shielding solution
	Wireless communication module	Highly integrated multi-modes multi-bands communication module solution
		Highly integrated SiP module packaged LTE module solution
	Bumping	
	Plating	Low Ag of Sn/Ag lead-free bump plating technology
	New testing	
	New Test Technology	
	Final testing	RH sensor
		Pressure sensor
		G-sensor
		Guiro scope senor
		Microphone device
		ALS+Prox.Sensor
		Biometric sensor
		MEMS oscillator
	Standard IGBT module package process technology	
	EMS Process Technology	
	Solder die bond	<13-mm chip soldering in-line bonding for enhancing UPH
		Solder paste interface with a pore size smaller than 3% of the interface

89

Year	R&D Outcome		
		Soft solder die bond to lead frame	>5-mm chip soldering in-line bonding for enhancing UPH
			Solder paste interface with the size of a single pore size being smaller than 3%
		Epoxy die bond to lead frame	>3-mm chip soldering in-line bonding for enhancing UPH
		Cu wire bonding to lead frame	>5-um Cu-wire in-line bonding for enhancing UPH
		Phase-change material (PCM) printing	Print gap is smaller than 0.6mm
		Automation glue dispense	Programmable to automatically detect housing height and apply coating evenly
			Programmable to set the coating speed for each interval to meet the requirements of different housing designs
		Vacuum gel potting	A potting area of 33mmx40mm produces 32 pieces of [something] with no voids
			The gel volume is controlled within +/-0.17g
	Standard IGBT module products fully automated pick & place testing		
	New test technology		
		Static test technology	Testing voltage: 3KV; current: 600A
		Dynamic test technology	Vd: 10V–1200V; Id: 20A–1200A
	B. New technologies developed Packaging technology		
	Advanced technology		
		3D SiP	3D TSV stacking
			Integrated passive device
			Thin core FC PoP technology
			Fine pitch die-to-wafer stacking technology
			65-nm SRAM TSV qualification
			Compartment shielding technology
			Selective molding technology
		Optoelectronic packaging (OEP)	Pico projector microdisplay qualification
			High aspect ratio TSV plating technology
			Low-cost TSV technology
		Wafer Level Chip Scale Packaging (WLCSP)	FC PoP w/ laser ablation technology
			Double-sided thick Cu-plated RDL technology
			Embedded active Si substrate
			50 um wafer CMP grind technology for 200mm TSV wafer
			50 um wafer carrier release technology for 200mm TSV wafer
			Reliability research and optimization of large (8x8mm) wafer level chip size package
		Flip chip	Fine pitch NCF under-fill technology
			40-um bump pitch FC solution for 28 nm ELK wafer
			300-mm wafer 50um backgrind technology
			Laminated FC CSP

90

Year	R&D Outcome		
			28-nm wafer tech with embedded pattern plating
			High bandwidth package on package (HBPOP)
			Research project for the development of fine bump structures for wafer level flip chip package products
		Wire bond package	20-nm ultra-low K Cu wafer wire bond package
			18-um Cu wire bond technology
			Cu wire pad to pad bonding
			Cu wire bond packaging technology
			Development and application of embedded wire substrate
			Packaging and testing technology for high-order quad flat no-leads
			Ultra-fine gap wire bond assembly
		Green package	QC080000 Green System Certification
			RoHS Certification on Chemical Lab
		Bumping	
		Plating	40 um Fine Pitch Cu Pillar Bumping
			High Aspect Ratio Cu Pillar Bumping Plating
	New testing		
		New Test Technology	
		Wafer probing	RH Sensor Half Cut Test Method
			Low Cost Touch Sensor Test Conversion
		Final Testing	Low-cost touch sensor test conversion
			Tiny package testing solutions
			RH sensor test solution
			Pressure sensor test solution pressure sensor test solution
			G-sensor test solution
			Guiro scope senor test solution
			Microphone device test solution
			ALS+Prox.Sensor test solution
			Biometric sensor test solution
			MEMS oscillator
	Standard IGBT module package process technology		
		EMS Process Technology	
		Solder die bond	<13-mm chip soldering in-line bonding for enhancing UPH
			Solder paste interface with a pore size smaller than 3% of the interface
		Soft solder die bond to lead frame	>5-mm chip soldering in-line bonding for enhancing UPH
			Solder paste interface with the size of a single pore size being smaller than 3%
		Epoxy die bond to lead frame	>3-mm chip soldering in-line bonding for enhancing UPH
		Cu wire bonding to lead frame	5-um Cu-wire in-line bonding for enhancing UPH
		Phase-change material (PCM) printing	Print gap is smaller than 0.6mm

91

Year	R&D Outcome	
	Automation glue dispense	Programmable to automatically detect housing height and apply coating evenly
		Programmable to set the coating speed for each interval to meet the requirements of different housing designs
	Vacuum gel potting	A potting area of 33mmx40mm produces 32 pieces of [something] with no voids
		The gel volume is controlled within +/-0.17g
	Standard IGBT module products fully automated pick & place testing	
	New Test Technology	
	Static test technology	Testing voltage: 3KV; current: 600A
	Dynamic test technology	Vd: 10V–1200V; Id: 20A–1200A
2015	A. New products developed Packaging technology	
	New Package	
	3D SiP	2.5D through silicon via interposer system in package
		3D through silicon via stacking system in package
		Panel level flip chip PoP (aMaP flip chip PoP)
		Panel level wire PoP (aMaP wire bond PoP)
		Integrated passive device integrated QFN package
		Embedded active/passive laminate substrate
		Fine pitch die-to-wafer stacking technology
	Optoelectronic packaging (OEP)	Wafer level MEMS / CIS package
		Exposed die molding solution for finger print sensor
		Optical MEMS microdisplay package
		High power LED package
		eCompass magnetic sensor package
	Wafer Level Chip Scale Packaging (WLCSP)	Si interposer package
		Integrated resistor passive device
		2-layer PI, Cu-plated RDL technology
		Bonded wafer thinning technology
		Wire redistribution process and protective layer stacking technology development (BoT aCSP)
		5um/5um wire redistribution process technology development (RDL 5/5um)
	Flip chip	20-nm Cu/ELK lead free FC solution
		40-um fine pitch FC & WB hybrid stacked chips package
		Ultra-high density substrate strip
		Flip chip package with mold only process
		Flip chip through mold via package
		1-layer embedded trace package
	Wire bond package	20-nm Cu / ULK wafer wire bond solution
		Cu wire bond BGA/ lead frame package
		Cu wire pad to pad bonding
		Low-cost, high-performance aS3 / aQFN

92

Year	R&D Outcome	
		FC QFN for ATV
		High thermal HS evaluation
	MEMS packaging	Wafer level MEMS packaging
	Wireless module	BTLE+accelerator SiP module application solution
		Wi-Fi 11n 2x2 channel SiP module total solution
		Irregular FC Cu-pillar PA SiP module solution
		Conformal/compartment EMI shielding solution
	Wireless communication module	Highly integrated multi-modes multi-bands communication module solution
		Highly integrated SiP module packaged LTE module solution
	Bumping	
	Plating	Low Ag of Sn/Ag lead-free bump plating technology
	New test product	
	New test product	
	Wafer probing	High channel density 4-wire VI source module
		Digital I/O & PPMU module
		Fiber module control card
		Low voltage & high speed substrate open/short tester
		Embedded-die substrate open/short tester
		Multiple wafer stacked map analysis tool
	Final testing	Test data analysis system
		Yield monitoring system
		Gage repeatability reproducibility (GRR) analysis tool
	Testing technology	
	New test technology	
	Final testing	RH sensor
		Tier pressure monitoring sensor
		G-sensor
		Guiro scope senor
		Microphone device
		ALS+Prox.Sensor
		Biometric sensor
		MEMS oscillator
	Standard IGBT module package process technology	
	EMS Process Technology	
	Solder die bond	<13-mm chip soldering in-line bonding for enhancing UPH
		Solder paste interface with a pore size smaller than 3% of the interface
	Soft solder die bond to lead frame	>5-mm chip soldering in-line bonding for enhancing UPH
		Solder paste interface with the size of a single pore size being smaller than 3%
	Epoxy die bond to lead frame	>3-mm chip soldering in-line bonding for enhancing UPH
	Cu wire bonding to	5-um Cu-wire in-line bonding for enhancing UPH

93

Year	R&D Outcome	
	lead frame	
	Phase-change material (PCM) printing	Print gap is smaller than 0.6mm
	Automation glue dispense	Programmable to automatically detect housing height and apply coating evenly
		Programmable to set the coating speed for each interval to meet the requirements of different housing designs
	Vacuum gel potting	A potting area of 33mmx40mm produces 32 pieces of [something] with no voids
		The gel volume is controlled within +/-0.17g
	Standard IGBT module products fully automated pick & place testing	
	New Test Technology	
	Static test technology	Testing voltage: 3KV; current: 600A
	Dynamic test technology	Vd: 10V–1200V; Id: 20A–1200A
	B. New technologies developed Packaging technology	
	Advanced technology	
	3D SiP	2.5D TSV stacking
		3D TSV stacking
		Integrated passive device
		Thin core FC PoP technology
		Fine pitch die-to-wafer stacking technology
		65-nm SRAM TSV qualification
		Compartment shielding technology
		Selective molding technology
	Wireless communication module	EMI conformal shielding
		Double-sided molding SiP module
	Optoelectronic packaging (OEP)	Pico projector microdisplay qualification
		High aspect ratio TSV plating technology
		Low-cost TSV technology
	Wafer Level Chip Scale Packaging (WLCSP)	FC PoP w/ laser ablation technology
		Double-sided thick Cu-plated RDL technology
		Embedded active Si substrate
		50 um wafer CMP grind technology for 200mm TSV wafer
		50 um wafer carrier release technology for 200mm TSV wafer
		Reliability research and optimization of large (8x8mm) wafer level chip size package
		RDL+LF bumping
		RDL+Cu pillar process stacking
		IR through BSL
		Thin-film wafer BSL technology development (advanced BSL)
		Technology for reducing cutting risks (advanced laser dicing)

94

Year	R&D Outcome	
	Flip chip	Fine pitch NCF under-fill technology
		40-um bump pitch FC solution for 28 nm ELK wafer
		300-mm wafer 50um backgrind technology
		Laminated FC CSP
		28-nm wafer tech with embedded pattern plating
		High bandwidth package on package (HBPOP)
		Research project for the development of fine bump structures for wafer level flip chip package products
		2.5D advanced IC assembly
	Wire bond package	20-nm ultra-low K Cu wafer wire bond package
		18-um Cu wire bond technology
		Cu wire pad to pad bonding
		Cu wire bond packaging technology
		Development and application of embedded wire substrate
		Packaging and testing technology for high-order quad flat no-leads
		Ultra-fine gap wire bond assembly
	Green package	QC080000 green system certification
		RoHS Certification on Chemical Lab
	Bumping	
	Plating	40-um fine pitch Cu pillar bumping
		High aspect ratio Cu pillar bumping plating
		15um TSV filling plating
	New testing	
	New Test Technology	
	Wafer probing	RH sensor half cut test method
		Low-cost touch sensor test conversion
		High efficiency parallel test of multi-channels' resistance of WLCSP RF-switch
		Low-cost PMIC wafer probing testing technology
	Final testing	Low-cost touch sensor test conversion
		Tiny package testing solutions
		RH sensor test solution
		Pressure sensor test solution
		G-sensor test solution
		ALS+Prox.Sensor test solution
		MEMS oscillator
		Test optimization of 802.11ac transceiver
		Mixed signal concurrent test solution of ADSL analog front-end
		Touch sensor IC high UPH and low-cost O/S test solution
		Auto-lean embedded IC & generate the open/short test program technology
		PMIC high UPH test methodology

95

New technology developed

WLCSP	2.5D TVS stacking mass production
First in fan out packaging
Wafer level system packaging
Sensor TVS
Passive component integration
40um fine pitch Sn/Ag/Cu pillar bump plating
Flip Chip	16nm Cu/ELK Lead Free FC Solution
Double side molding technology
High density high bandwidth stacking packaging
Multilayer thin line embedded coreless board
20/28 nm flip chip certification
Wire Bond Package	Application development for embedded circuit substrates
High-end FC QFN packaging and testing
Ultra-fine pitch and diameter Cu/Au wire weding technology
20/28 nm technology certification
Wireless Module	Wireless sensor module packaging
Segmented electromagnetic interference masking
Wireless Communication Module	High-density SiP packaging communication modules
Highly integrated multi-modes multi-bands 3G communication modules

96

kElectronic assembly products

A.       Communication

Product Category	R&D Outcome
Wireless Modules	Wi-Fi, B, FM, GPS, WiMax, CMMB Combo (WiFi+BT, WiFi+BT+FM, WiFi+BT+GPS+FM)
Wireless network interface controller (NIC) module	Wi-Fi, BT, FM, GPS, WiMax, CMMB Combo (WiFi+BT, WiFi+BT+FM, WiFi+BT+GPS+FM)
Business wireless access point (WAP)-Indoor	802.11n 2*2 multi(single)-module WAP 802.11n 3*3 multi(single)-module WAP
Business wireless access point (WAP)-Outdoor	802.11n 2*2 multi(single)-module WAP 802.11n 3*3 multi(single)-module WAP

B.       Industrial Use

Product Category	R&D Outcome
POS	- All-In-One POS - POS PC - KIOSK
Computers	- A M MB - HMI MB
Smart Handheld Devices	- Rugged Handheld Mobile Computer - Enterprise Mobile Computer

C.       Computers and storage device

Product Category	R&D Outcome
Storage device
Network storage device	SMB: 1U4Bay/2U12Bay Rack Mount NAS
SOHO: Tower 2/ 4/ 5/ 6/ 8 Bay NAS
DMP (Digital Media Player)
Redundant array of independent disks (RAID)	SAS/SATA RAID Fiber RAID Disk assembly
Host bus adapter	SAS/SATA adapter SAS/SATA RAID card 10G Ethernet card Infiniband adapter
Network storage server	2U24 IPS (Redbass) 2U12 SBB IPS (Thuban)
Solid state drive	2.5” SATA II 1.8” SATA II 2.5” SATA III
Computer products
Server motherboard	Single-core server motherboard Dual-core server motherboard Quad-core server motherboard
Server expansion card	SAS expansion card Ethernet expansion card Infiniband network expansion card
Server adapter	Various types of functional server adapter
Server backboard	Server power backboard Server back network backboard
97

Product Category	R&D Outcome
Computer peripherals	Touch screen control panel Color identification instrument

D.       Consumer electronics

Product Category	R&D Outcome
Liquid crystal display module Printed circuit board (PCB) assembly	- Notebook/monitor/TV liquid crystal display control panel - Notebook/monitor/TV LED light strip - Liquid crystal display source board LED driver board
TV Set PCBA	- TV motherboard - TV electrical power control panel - TV keyboard

E.       Automotive electronics

Product Category	R&D Outcome
Design and manufacturing service
Voltage Regulator	- Original Equipment Product - After-Market Product
Rectifier	- Original Equipment Product - After-Market Product
LED Lighting PCBA	- Daytime Running Lights (DRL) - Center High-Mounted Stop Lamp (CHMSL) - Rear Combination Lamp (RCL) - Fog Lights
Telematics Application	- Telematics Control Box (T-Box or TCU) - Wifi/Bluetooth modules
Manufacturing service
Motor Controller PCBA	- Engine Cooling Fan, Sunroof, Wiper, Power Window, AFS
Driver Assistant PCBA	- Ultrasonic Parking Sensor and Parking Assistant Control Unit - Blind Spot Radar Detector
Climate Control PCBA	- HVAC Climate Controls Panels - Climate Control ECU
Security PCBA	- Electronic Steering Column Lock(ESCL)
Switch PCBA	- Window Regulator - Steering Wheel - Engine Switch - Stop & Start Switch - Hazard Warning
Sensor PCBA	- Torque Sensor
Control Unit PCBA	- Electronic Parking Brake - Shift Interlock

4.       Business plan - long-term and short-term

(1) Short-term business plan

Maintain existing customers and attract more IDM customers

‚Implement production strategies and obtain the most advantageous allocation

98

ƒSolicit orders for high-level packaging and increase profits

„Improve resource utilization rate and reduce resource consumption and wastage

nImprove production of green products and expedite product conversion rate to attract market opportunities

oAchieve mass production by test manufacturing

(2) Long-term business plan

Integrate group resources and provide complete services to customers

‚Improve cost structure and offer competitive prices

ƒImplement customer segmentation, strengthen customer satisfaction, increase overall production scale, pursue cost advantages, and increase price competitiveness

„Sustain our leading status in technological development to increase market share

(II)       Market, production and sales

1.       Market analysis

(1) Areas in which core products (services) are sold (provided)

Unit: NT$1,000; %

Year Sales Territory		2014		2015
		Amount	%	Amount	%
Domestic		36,747,699	14.32	32,631,149	11.52
Export	South & North America	173,912,974	67.78	205,730,670	72.62
	Europe	20,826,125	8.12	20,577,069	7.26
	Others	25,104,649	9.78	24,363,648	8.60
	Subtotal	219,843,748	85.68	250,671,387	88.48
Total		256,591,447	100.00	283,302,536	100.00

(2) Market Share

Packaging and testing products

Five Major Global Packaging and Testing Plants: Market Share of Outsourced Semiconductor Packaging and Testing Service for 2014-2015

Five Major Global Packaging and Testing Plants (note)	Market Share (%)(based on the operating revenue on semiconductors)
	2014	2015
ASE	19.1	18.7
Amkor Technology	11.5	11.3
SPIL	10.1	10.2
Jiangsu Changjiang Electronics Technology (JCET)	3.6	6.6
Powertech Technology	4.9	5.2

Source: Compiled according to the research report of GartnerMarket Share: Semiconductor Assembly and Test Services, Worldwide, 2015 Published: 12 April 2016, Analyst(s): Maria Valenzuela, Jim Walker and Masatsune Yamaji.

Note: This table is based on Gartner's estimation of the operating revenue of global semiconductor manufacturers that outsource their packaging and testing service. The operating revenues of Amkor for 2014 and 2015 exclude those of

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J-Devices. The operating revenue of JCET for 2015 includes the revenue of STATS ChipPAC for August to December 2015.

Influenced by the economy, the global semiconductor market that outsources its packaging and testing service projected a slight decline in its operating revenue for 2015. ASE’s market share decreased slightly to 18.7%, but it is still taking the lead. Amkor maintained in second place, with a market share of roughly 11.3%. However, it is expected that after Amkor merges officially with J-Devices, it will shorten its gap with the first place. SPIL remained in the No. 3 ranking in 2015, with a market share of approximately 10.2%. Because it completed merger with STATS ChipPAC in August 2015, JCET obtained a market share of 6.6%, entering the fourth place. Powertech Technology Inc. was ranked No. 5 with a market share of 5.2%. Surrounded by competitors who engage in merger and acquisition to increase their market share, the Company will continue to devote its effort in developing advanced processes and in strengthening our packaging and testing capabilities particularly in the system level, which will further widen the technological gap with our competitors. To accommodate for the requirements of electronic components, existing packaging technologies are oriented toward high density, high I/O number, low operating power, surface component modularization, and composite structure development so as to create highly integrated, affordable fine, lightweight products that feature multiple pins and multi-chip module packaging. These products include ultra-fine gap wire bond assembly, flip chip packaging, 2.5D and 3D stacking package, wafer level packaging, multi-chip module (MCM), system-in-package (SiP), copper process, and through-wafer via (TWV). Nevertheless, the Company and its subsidiaries have fully prepared themselves for the continual growth of production demands for high-order packaging and testing products, thanks to their extensive investments in technologies and production capacity. Looking forward to the future, we will continue to refine our process and simultaneously commit to improving our profits.

‚Electronic assembly products

According to NVR predictions, the global EMS income in 2015 was US$332.6 billion. The electronic assembly operating income of the electronic assembly department of our Company and its subsidiaries was NT$137,347,359,000 in 2015 (equivalent to US$4,292,105,000), accounting for 1.29% of the global EMS income.

(3) Future market demand-supply and growth potential

Packaging and testing products

A. Supply

Since 2015, the global top 10 packaging and testing plants have entered a merger and acquisition phase, leading to the rise of the three packaging and testing leaders: ASE and SPIL in Taiwan, Amkor and J-Devices in the United States, and STATS ChipPAC in China. These three leaders are all based on logic IC packaging and testing, with a stronger focus on packaging than on testing. The degree of centralization of King Yuan Electronics (8.9% of the global market share) was higher compared with that of other firms, which are still in a dispersed state. Wafer level packaging and testing technologies are primarily focused on logic products; however, because these types of products require higher capital expenditure for business expansion and sustenance, the governing rights remain in the hands of large firms, and merger and acquisition

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are beneficial for the allocation of funds and production resources.

B. Demand

Negatively affected by the low demand for smartphones, tablet computers, and other electronic products, the semiconductor assembly and test services (SATS) projected a scale of US$25.5 billion in 2015, which is a 5.9% decline compared with that in 2015 (US%27.1 billion). We envision that as demands for new applications (e.g., IoT, wearable devices, automobile IC) mature, SATS will project an annual composite growth rate of approximately 4% between 2015 and 2020.

International IDMs are gradually outsourcing their packaging and testing services primarily because of the increasing diversity of consumer electronic products, which increases the complexity of customized packaging and testing designs. The rate at which system circuit boards can be miniaturized is no longer in sync with the fine processes, and these two factors rely only on packaging and testing technologies to bridge the gap between them. Furthermore, the costs and technical level of packaging and testing are increasing, which leads to a rise in the costs of packaging and testing R&D. Therefore, increasingly more wafer manufacturers are seeking to outsource packaging and testing tasks in order to reduce costs. This phenomenon simultaneously highlights the inability of large IDMs to invest in high-order packaging and testing equipment. Subsequently, outsourcing OEM will inevitably become more frequent.

Source: Gartner and IEK (2016/06)

‚Electronic assembly products

A. Supply

MMI announced the top 50 EMS suppliers around the world in 2015. The operating revenue of the top 50 EMS companies registered a record high of US$272.5 billion, in which the operating revenue of Hong Hai Precision (Foxconn) accounted for approximately 52% of the total revenue of the top 50 EMS companies. The Company's subsidiary USI Electronics Inc., which was responsible for the electronic assembly product department, was ranked No. 9.

2014–2015 Ranking of Top 10 EMS Companies

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Year Ranking	2015	2014
1	Hon Hai Precision Industry /Foxconn	Hon Hai Precision Industry /Foxconn
2	Pegatron	Pegatron
3	Flextronics	Flextronics
4	Jabil Circuit	Jabil Circuit
5	Sanmina	New Kinpo Group
6	Celestica	Sanmina
7	New Kinpo Group	Celestica
8	Wistron	Benchmark Electronics
9	Universal Scientific Industrial (USI)	Shenzhen Kaifa Technology
10	Plexus	Universal Scientific Industrial (USI)

Source: MMI

B. Demand

The operating income of the Company’s electronic assembly product department is sourced from EMS OEM activities, in which the main customers are internationally acclaimed electronic companies that sell OEM products, including communication, consumer electronics, computers and storage devices, industrial-use products, and electronics for automobiles. According to NVR, the size of the global electronic assembly market in 2015 was US$1.3 trillion , in which communication products accounted for the highest at 29.2% (US$387.8 billion), followed by computer products at 24.8% (US$329.6 billion), consumer electronics at 20.3% (US$269.7 billion), and industrial-use products and electronics for automobiles at 8.7% (US$115.5 billion) and 7.3% (US$96.3 billion) respectively. It is estimated that the global electronics assembly market will reach US$1.6 trillion by 2020.Forecasting of global electronics assembly market scale (by product category)

Unit: US$ billion

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Source: NVR

(4) Competition niche

The overall market in 2016 will exhibit a slight decline. In response, the Company and its subsidiaries have attached a greater level of importance to our internal operation as well as enhancing our capability to develop technologies, in an effort to excel in our performance again amidst the global economy. An analysis of the competitive advantages of the Company and its subsidiaries is as follows:

jContinuously researching and developing technologies to sustain our leading status in high-order product technologies and quality

The prevalence of OEM industrial chain mode in the semiconductor industry, the Company has also followed the steps of major foundry service providers (e.g., TSMC, UMC) and advanced toward the R&D of high-order products, and advancement of its technologies in order to create multi-win outcomes. To accommodate the increasingly complex functions, miniaturization, and optimal cost effects, the Company has focused on specializing its advanced packaging and testing technologies, including 2.5D & 3D IC, SiP, CSP, flip chip, bumping, optical package, and WLP.

Orienting toward refining its existing technologies and developing advanced products, the Company and its subsidiaries allocate 3 to 5% of its operating revenue to the R&D of technologies, which is also why the company has obtained over hundreds of patients every year. This is aimed at maintaining the company’s leading status in the industry and sustaining its competitive edge. In addition to taking the lead in the market share, ASE must also stay on top of their competitors in the research and development of technological applications.

kActively engaging in development to capture business opportunities of IDMs in a timely manner

To maintain the efficiency of semiconductor management and reduce costs, international IDMs must focus on Fab lite development to build their foundation for increasing OEM outsourcing. To accommodate this increasing trend, the Company and its subsidiaries have constantly reviewed their business strategies to develop their business in China and to approach customers and the market in order to capture potential business opportunities. All international firms are vying for a stake in China yet they cannot find the appropriate partner. Nevertheless, our strategy is likely to encourage more firms to outsource their packaging and testing operations, which will attract more business opportunities without influencing the foundation that Taiwan has in this domain.

ƒ Integrated advantages

The electronic assembly product departments of the Company and its subsidiaries have the advantages of professional design and producuction expertise in a variety of electronic products (including electronic components, parts, and whole machines) as well as system assembly, as well as the advantages of strategic division and integration of product categories. We leverage the strategy of “selecting the finest” and careful observation of market developments, client demands, and trends in electronics and information technologies. Furthermore, the core advantages developed over many years by the Company allow it to target electronics and IT market segments with strong growth and large scale. The “selecting the finest” strategy forms the basis for the Company and its subsidiaries’ horizontal integration of segmented markets and

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industries, to account for the trend of greater integration in the electronics industry. This allows the Company to have its finger on the pulse of market trends at every stage, thus dynamically creating the most advantageous product combinations and driving the stable growth of the Company. The Company and its subsidiaries strengthen their core competencies in the horizontal and vertical integration of the component and whole machine production chains, in order to emphasize service value and improve interactions with clients. This then leads to stronger strategic positions in the production chain.

(5) Favorable and adverse factors for long-term growth and response strategy

jFavorable factors

A. The gradually increasing demand for new products and new technologies is a highly profitable opportunity for the Company, due to its significant advantage in R&D and innovation.

B. The way that IDMs are managing their business is constantly contributing to the release of packaging and testing orders, which in future will continue to bring greater business opportunities to the IC packaging and testing industry.

C. Thin, lightweight, and small-sized products with high-performance and high efficiency will be the mainstream in the future, making 2.5D and 3D ICs an extremely crucial technology. The Company has invested a substantial amount of resources in the R&D of these technologies and has taken a lead among its peer industries in technologies that are unrelated to packaging.

D. AS a packaging and testing plant in Taiwan that owes a substrate production line and the capability to manufacture robust high-order substrates, which not only enable us to hold the key to high-order packaging materials but also effectively reduce IC manufacturing costs to enhance our profitability.

E. In addition to traditional VGA, QFP, and QFN packaging products, a wide range of high-order products such as chipsets, graphic cards, optoelectronic products, wireless communication modules, and other relevant chips, as well as potential customers, are a bigger, potential market with a profound development potential.

F. Chinese manufacturers will continue to demand for IC products in the next few years. Based on the principles of cluster effect and supply chain, the Company has fully prepared itself in terms of geographical location and resource utilization in order to embrace this growth and business opportunity.

G. Exceptional R&D technologies: An exceptional R&D technology ensures the future development of a high-tech company. Therefore, the Company has been committed to cultivating R&D personnel, introducing advanced technologies, and accumulating years of experience to improve its R&D outcomes. The Company has also acquired ISO9001 plant management quality certification as well as the US military performance specification (MIL-PRF-38534).

H. Complete management system: The Company has computerized all of its production operations, including order processing, materials management, production control, on-site management, warehouse system, and delivery operations, to monitor the entire process. In addition, a large quantity of automated equipment is used in place of manual operations to enhance product yield, reduce production cost, and improve product competitiveness.

kAdverse factors

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A. The Company and its subsidiaries' local competitors have attempted to actively solicit our customers. In addition, the alliance mechanisms of our competitors are likely to influence the Company.

B. The gradual decline in the barrier to entry for new technologies, the progressive improvement in competitors’ ability to imitate, and the shortening of product profit cycle pose an imminent threat to a technology-oriented company such as us. Because the research and development of new technologies require substantial funds and labor, the subsequent prices charged for using these technologies are not flexible, which is a major challenge in a micro-profit generation.

C. Increasingly more customers are demanding for better quality standards in the backend stage of IC packaging and testing. If the Company wishes to grow significantly, it must exceed the expectations of its competitors and customers.

D. The backend packaging and testing activities of the semiconductor industry are considered a capital-intensive industry, rendering them vulnerable to the economic impact of the semiconductor market. The quality of their business operation is also easily influenced by the economy. IC packaging and testing industries must carefully assess their investment plans as well as their plans concerning personnel, machines, funds, and technologies. Doing so enables them to prepare themselves for the substantial orders which might arise when the economy is good and for the impact of reduced orders when the economy is bad.

E. Power electronic industries are mainly responsible for tasks involving DC-DC conversion, AC-DC conversion, and motor operation, which require lighter, smaller, more efficient, and more affordable products. Currently, four types of technologies are employed to meet these requirements: Silicon IGBT, Super Junction (SJ) MOSFETs, Gallium Nitride (GaN), and Silicon Carbide (SiC)-based devices.

F. GAN and SiC are currently not mature enough for the power electronics market, with the former requiring improved manufacturing techniques (particularly with regards to extension and thickness), while the latter is an expensive material that makes it unsuitable for use in the consumer market. Therefore, the IGBT remains the mainstream before 2015.

G. A number of GaN competitors have also entered the competition in the market because of the large quantity of hot money entering the market. Generally, developing and testing a type of semiconductor material are time-consuming; however, the successive investments by large firms around the world have increased the likelihood that GaN products will be commercialized in the next two to three years.

H. A large number of IGBT module manufacturers are fiercely competing against each other, which easily results in a price war that reduces the gross profit. To mitigate the effect of competition on company profits, it is critical that firms cooperate with one another to disperse risks and strengthen their cost control mechanisms, as well as increase the economies of scale of their production activity.

ƒResponse measures

A. Leverage our advantage to provide turnkey service, integrate group resources, and share technological information to create more values and greater economic

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benefits, which help us strengthen our competitive advantage to capture more business opportunities in the future market.

B. Take advantage of the Company’s advanced processes, flexible production capacity, and diverse production lines to meet customers' demand for more new products, new technologies, and real-time services.

C. Develop a sound financial structure to facilitate providing stable and adequate supply of resources and funds that are required for developing new technologies and new products.

D. Leverage our advantage in technology to improve design deficiencies, build an optimal process, improve process stability, strengthen the competitiveness of the Company and its subsidiaries in terms of cost and quality, and vie for the greatest business opportunity in the market.

E. Capitalize on the Company’s advantages in advanced technology, capital, and integrated resources to cultivate existing customers and gain more potential customers to extend business development.

F. Encourage our plants to exchange information on advanced technologies and motivate different departments to coordinate with one another in order to increase synergy.

G. ASE has vertically integrated and horizontally linked various aspects of its business operation, including materials, packaging, testing, and systems. This not only enables ASE to reinforce its competitiveness and to provide comprehensive services, but also improves ASE's flexibility in adjusting and confronting external challenges at any time.

H. Continue to strengthen our technological advantage, satisfy the diverse needs of customers, improve service quality, and build a patent protective network to solidify the Company's competitive niche.

I. Motivate customers to use the Company’s turnkey service, accelerage solution integration, and offer customers the fastest and most satisfactory services with the most comprehensive framework.

J. Customize marketing service systems, enhance the dependent relationship and strategic alliance with customers and utilize our existing R&D capabilities and product marketing abilities to actively establish a body of supply chains that are competitively advantaged in production, marketing, and research, in order to sustain the Company's core advantages in the industry.

K. Actively improve processes and designs to enhance quality, meet a diversity of customer needs, shorten delivery waiting time, enhance product competitiveness, and actively explore new customer markets.

L. In addition to continuously developing packaging and testing of power chip modules, the Company will endeavor to build a competitive threshold with its high-standard technologies and product qualities to sustain our advantage and profitability.

M. Plan and implement improvements to our supplier (supply chain) management practice, with hopes of integrating upstream and downstream industry value chain and share information costs with cooperating vendors to obtain mutually beneficial and profitable outcomes that will lower production/sales-related costs and improve product competitiveness.

2. Major uses of core products and production processes:

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(1) Major applications of core products

1 Packaging products

Major packaging products	Major Applications
• Plastic dual in-line package (PDIP)	◆ Primarily used in household appliance, communication device, automotive components, airplane, weapons, space shuttles, and other computer remote information system and navigation devices.

•         Plastic leaded chip carriers (PLCC)

•         Quad flat package (QFP)

•         Bump chip carrier (BCC)

•         Flip chip package

•         Low/thin profile quad flat package (L/TQFP)

•         Ball grid array (BGA, TFBGA, LBGA)

•         Flip-chip BGA (HFC BGA)

•         Thermally enhanced BGA (TE BGA)

•         Very fine pitch ball grid array (VF BGA)

•         Land grid array (LGA)

•         Exposed pad QFP

•         Heat slug BGA (HSBGA)

•         QFN grid array

•         Flip chip CSP

◆ Primarily used in microprocessor, communication device, automatic automotive components, personal computers, smartphone, tablet computers, and smart handheld device.

◆ Wireless communication network, PDA, digital camera, information household appliance, and mobile phones.

◆ Personal computers and notebooks.

◆ TV games, DVD, MOD, etc.

◆ Personal computers, notebook, wireless communication network, PDA, digital camera, information household appliance and smartphones, smart handheld device, etc.

◆ Computers—graphic/chip card, cloud computing server, PCS and server microprocessor, voltage regulator, flash memory, hard disk, and other peripheral products.

◆ Network communication products—WAN and LAN servers, converters, switches, routers, and cellular network.

◆ Consumer products—video camera, digital camera, DVD, TV games, set-top box, PDA, and MID.

◆ Other products—automatic automotive components, telematics.

• Small outline integrated circuits (SOP, SOJ) • Thin small outline integrated circuits (TSOP) • Super CSP	◆ Primarily used in memory IC. ◆ Personal computers and peripheral equipment. ◆ Primarily used in memory IC.
• 3D package • 2.5D package • Stacked BGA • Multi-chip module (MCM) BGA

◆ Primarily used in various types of portable information products, including mobile phones, PDA, digital camera, etc.

◆ Primarily used in high-level and cloud computing servers, including graphic processor, network processor, etc.

◆ Notebook and hard disks for personal computers, etc.

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Major packaging products	Major Applications

● Wafer level CSP

● Flip chip CSP

● TSV technology

● Integrated passive device (IPD)

● Si interposer

● Wafer level MEMS

● Fine Pitch 3D chip stacking technology

● Heterogeneous chip integration SiP

● Fine pitch CoC SiP solution

● Embedded active/passive substrate

● eCompass magnetic sensor package

◆ Primarily used in mobile phones, PDA, digital camera, etc.

◆ Primarily used in mobile phones, NBs, digital camera, etc.

◆ Primarily used in mobile phones, NB/network, digital camera, etc.

◆ Primarily used in wearable/portable consumer electronics, and NB/IoT

◆ Primarily used in portable consumer electronics.

◆ Primarily used in mobile phones, NBs, and network server.

◆ Primarily used in portable consumer electronics.

◆ Primarily used in NB, servers, and biomedical care.

◆ Primarily used in mobile phones and game console.

◆ Primarily used in portable consumer electronics.

● MEMS-based micro display

● Safety control sensing component

● DDR2 800 memory

● Fan-out map pop technology

● Fan-out WLP

● Wireless connectivity SiP module

● Wireless communication SiP module

● Optical communication module

◆ Primarily used in projectors and high definition (HD) TVs.

◆ Primarily used in personal computers, notebooks, network commercial applications, and other safety recognition device.

◆ Primarily used in memory devices for computer, communication, and consumer electronics (3C products).

◆ Primarily used in SiP products in 3C products (ASIC + MCP memory, BB+SDRAM)

◆ Primarily used in portable consumer electronics.

◆ Primarily used in wireless communication modules for 3C products, including BT, WiFi, GPS, DVB-H/T.

◆ Primarily used in NBs, personal tablet, network communication products, and communication application for IoT industrial product devices.

◆ Primarily used in optical transceivers, cloud server, data center, and communication application for high-speed computing server.

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2 New testing products

Core Products	Core Products

● Quad flat package (QFP)

● Bump chip carrier (BCC)

● Flip chip package

● Low/thin profile quad flat package (L/TQFP)

● Ball grid array (BGA, TFBGA, LBGA)

● Flip-chip BGA (HFC BGA)

● Thermally enhanced BGA (TE BGA)

● Very fine pitch ball grid array (VF BGA)

● Land grid array (LGA)

● Exposed pad QFP

● Heat slug BGA (HSBGA)

● QFN grid array

● aQFN grid array

● Advanced single-sided substrate

● SiP

● Primarily used in microprocessor, communication device, automatic automotive components, personal computers, handheld communication module, chipset, etc.

● Wireless communication network, digital camera, information household appliance, liquid crystal TV, smartphone, etc.

● Personal computers and notebooks.

● TV games, DVD, MOD, etc.

● Personal computers, notebook, wireless communication network, digital camera, information household appliance and smartphones, etc.

● Mobile phone chipset, MP3 processor.

● Consumer products—video camera, digital camera, DVD, TV games, set-top box, PDA, and MID.

● Smartphones.

● Wearable products.

● Tablet computers.

● Health management system, medical application.

● Commercial application, IoT-related products.

● Automotive safety system.

● Industrial sensing component.

● Small outline integrated circuits (SOP, SOJ) ● Thin small outline integrated circuits (TSOP) ● Super CSP	● Primarily used in memory IC. ● Personal computers and peripheral equipment. ● Power management IC & portable device.

3 Electronic assembly application

Core Products	Core Products
● DC/DC converter module ● IGBT, standard IPM module package

● Used in military aircraft or power systems on carriers, which require a higher standard of product quality and reliability; production process is based on application of electronic assembly involving die bond and wire bond.

● Used in electric cars and smart home appliance industry; production process is based on a variety of package technologies including SMT, die bond, wire bond, pressFIT insertion, and gel potting.

mElectronic assembly products

Product name	Product function	Scope of application
1. Communications
Wireless communication module	Key parts of mobile electronics that integrate WiFi functions, Bluetooth, GPS, and digital	To accommodate the miniaturization of handheld and mobile electronics, primarily used

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Product name	Product function	Scope of application
	video; these parts have been developed into modules to accommodate products that are small and lightweight	in smartphones, game consoles, and personal audio/video entertainment devices, and other handheld electronics
NIC	A part that links computers or other equipment to the Internet	Primarily used in wireless network communication for notebooks
Customer-provided equipment (CPE)	Terminal equipment that can transmit wireless network signals and provide wireless access point	Wireless signal transmitters for home, business, and telecommunication operators, including various types of access points, routers, and wireless gateway, etc.
2. Computers and storage
(1) Computer motherboard
Motherboard for desktop and notebook computers and server motherboards	Core components that connect to CPU and internal access through main line and chipsets, forming the core of a computer. These components receive the energy provided by the power source of a computer and subsequently distribute the energy. They also have multiple ports that can connect to external hard drives, keyboards, and mouse.	Desktop and notebook computers and servers
(2) Commercial and network storage
Network attached storage (NAS)	NAS is a data storage device with network connections.	Primarily used in data storage management for SMEs or network companies
Grid array system	A technology that synchronizes the reading/writing of multiple hard drives, reduces errors, and increases efficiency and reliability by controlling the connection of multiple hard drives with a single hard drive controller	Primarily used in corporate headquarters and financial institutions or areas where remotely backing up and storing information are required to store the massive volume of corporate data and manage the storage of cloud data
3. Consumer electronics
Liquid crystal display control panel (VPD)	Circuit board for receiving signals and controlling liquid crystal display	LCD TVs and liquid crystal displays for desktop and notebook computers
Backlight module control panel	Circuit board that controls the backlight intensity of liquid crystal displays according to signals
4. Industrial products
Smart handheld device (SHD)	Industrial SHD that features a variety of functions, including reading, transmitting,	An extensive range of applications for warehouse logistics management system, including

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Product name	Product function	Scope of application
	processing, storing, and wirelessly communicating data	barcode data collectors, terminal equipment for mobile communication data, IC card handheld terminal equipment, terminal fingerprint collector, and recording meter
Point of sale (POS) terminal equipment	A PC-based commercial cash register that is installed in contract business owners and forms a network with the computers of the place where a retail transaction is taking place. This setup realizes ETF payment function and supports purchasing, preauthorization, balance enquiry, and bank transfer functions	Extensively used in various applications such as payment collection and other management practices of restaurants and retail stores
5. Other products
LED headlight module	LED headlight modules can control the brightness, color, beam distribution, and beam angle	For the automobile industry and other automotive electronics, products primarily comprise LED headlight modules, voltage regulator, and other printed circuit board assembly (PCBA) products
Voltage regulator	Voltage regulator maintains constant output voltage in an alternator under working condition
Other PCBA products for automobiles	Meeting corresponding functions according to the requirement of electronic products in vehicles; for example: circuit board for windscreen wiper and air-conditioning control

(2) Production process

1 Packaging products

• Lead-frame products:

Wafer cutting→die bonding→Au wire bonding→seal mold→print→form outer lead→examine outer appearance→package

Ball grid products:

Wafer cutting→die bonding→Au wire bonding→seal mold→print→implant solder ball→cut and form→examine outer appearance→package

• Flip-chip products:

Wafer bump→wafer cutting→flip-chip die bond→underfill→print→implant solder ball→examine outer appearance→package

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• TSV products:

TSV→through via insulation layer→through via Cu-plated filling→through via wafer thinning→double-sided Cu wire→implant solder ball→stack→examine outer appearance→package

• Wireless connectivity SiP module:

Solder paste printing→component placement→high-temperature reflow→molding process→laser printing→cut and form→anti-electromagnetic coating→examine outer appearance→package

2 Testing products

• Lead-frame/ball array products:

IC test→product aging test (if requested by customer)→oven bake→examine product outer appearance→roll packaging→final product packaging

• High-frequency module products/power management module products:

Test system selection→develop program→verify and troubleshooting→pilot production→mass production

3 Electronic assembly application

• DC/DC converter module

Prepare material→print solder paste/silver gel→chip attachment→substrate attachment (reflow)→wire bonding→part placement→hand soldering→cleaning→laser modification→prepare top cover material→examine outer appearance→solder sealing→high/low-temp cycling→centrifugal test→foreign substance test→function test→burn test→solder soaking→package and shipment

• Standard IGBT module

Prepare material→chip bonding→chip cutting→solder paste printing (reflow)→die bonding→part soldering→vacuum reflow→cleaning→wire bonding→intermediate testing→terminal preparation→outer cover assembly→oven bake→inject gel→oven bake→final test (detection PIND test)→thermal grease printing→oven bake→package and shipment

• Standard IPM module

Prepare material→chip bonding→chip cutting→die soldering→die placement (epoxy die)→oven bake→Cu-wire bonding→gel potting→oven bake→final test→oven bake→package and shipment

mElectronic assembly products

Electronic assembly products are primarily produced using the same method, which involves three major operations: surface mount technology (SMT), assembly, and testing. Whether products require plug-ins is dependent on the specific purpose of use and customer requirements. The Company's three major operations, surface mount technology (SMT), assembly, and testing, are illustrated below:SMT

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SMT operation
Solder paste printing on substrate
Part placement by high-speed machine
Part placement by placer
Reflow oven
Optical examination (AOI)
Overall examination
PASS
REWORK
Process assessment
PASS
Assembly

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Assembly operation process

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Test operation process

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3. State of supply of key raw materials

(1) Packaging

The Company offers customers wafer packaging and testing services for semiconductors, purchases wafers primarily from internationally acclaimed semiconductor companies, and maintains a favorable long-term relation with these companies.

Main packaging material: Lead frame, substrate, Au wire, Cu wire, compound, etc. We employ excellent-performing suppliers who have passed our quality control evaluation. In particular, the Company obtains substrates from its subsidiary, ASE (Shanghai) Inc. and ASE Electronics Inc. so that the Company can monitor the entire process of material procurement.

Name of main raw materials	Source	Market condition	Procurement strategy
Substrate	ASEMTLSH/ASEE/Company A/Company B/Company C	Supply–demand balance	Cooperating vendors
Lead frame	Company D/E/F	Supply–demand balance	Cooperating vendors
Gold wire	Company G/H/I	Supply–demand balance	Cooperating vendors
Copper wire	Company J/I	Supply–demand balance	Cooperating vendors
Compound	Company D/K/L	Supply–demand balance	Cooperating vendors

(2) EMS activity

The Company and its subsidiaries primarily use IC, PCB, structural parts, and other electronic components as raw materials for production activities. The Company and its subsidiaries have built a comprehensive material procurement and management system to ensure that purchases are made instantly, quality is controlled, and procurement cost is minimized. Currently, the Company and its subsidiaries are fully equipped with an effective procurement mechanism inside and outside of China, and have established long-term, stable cooperative relationship with numerous component suppliers inside and outside of China.

4. Explanations on changes in type of core products or gross profit margin (by department) during the past 2 years

(1) Changes in gross profit margin during the past 2 years

Unit: NT$1,000; %

Year	Operating revenue	Gross profit	Gross profit margin (%)	Changes in gross profit margin (%)
2014	256,591,447	53,588,529	20.88	－
2015	283,302,536	50,135,228	17.70	(15.23)

(2) Price difference analysis

The changes in the gross profit margin of the Company and its subsidiaries did not exceed 20%, and therefore price difference analysis was not conducted.

5. List of main suppliers and buyers

(1) Names of suppliers who accounted for more than 10% of the purchases in the last two years, and purchase as a percentage of total purchase, with explanation on causes for such increase/decrease

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Unit: NT$1,000; %

	2014				2015				As of Q3 of 2016
Item	Name	Amount	Percentage of total net purchase	Relation with issuer	Name	Amount	Percentage of total net purchase	Relation with issuer	Name	Amount	Percentage of total net purchase as of the end of Q3 2016	Relation with issuer
1	Company A	16,360,849	11.95		Company A	22,842,407	14.46	None	Company A	12,028,049	11.95	None
	Others	120,563,319	88.05	－	Others	135,158,159	85.54	－	Others	88,590,459	88.05	－
	Procurements Net value	136,924,168	100.00	－	Procurements Net value	158,000,566	100.00	－	Procurements Net value	100,618,508	100.00	－

Reason for changes: Primarily due to the effect of customer demand.

(2) Names of customers who accounted for more than 10% of the sales in any of the last two years, and sales as a percentage of total sales, with explanations of the increase/decrease of such sales

Unit: NT$1,000; %

	2014				2015				As of the end of Q3 2016
Item	Name	Amount	Percentage of net sales	Relation with issuer	Name	Amount	Percentage of net sales	Relation with issuer	Name	Amount	Percentage of net sales as of the end of Q3 2016	Relation with issuer
1	Company B	54,431,222	21.21	None	Company B	88,311,697	31.17	None	Company B	44,706,306	22.61	None
	Others	202,160,225	78.79	－	Others	194,990,839	68.83	－	Others	153,049,168	77.39	－
	Sales Net value	256,591,447	100.00	－	Sales Net value	283,302,536	100.00	－	Sales Net value	197,755,474	100.00	－

Reason for changes: Primarily due to the influence of product sales of Company B.

6. Output volume and value during the most recent two years

Unit: 1,000; NT$ 1,000

Year Production value	2014			2015
Core Products	Production capacity	Production volume	Production output	Production capacity	Production volume	Production output
Packaging products	32,937,997	28,656,057	88,296,216	36,603,997	27,604,076	86,258,77
Test products (Note 1)	－	－	16,242,669	－	－	16,166,199
Electronic assembly products	500,805	465,749	96,665,532	708,773	595,142	128,808,721
Other (Note 2)	－	－	1,798,501	－	－	1,933,618
Total	33,438,802	29,121,806	203,002,918	37,312,730	28,199,218	233,167,308

Note 1: Based on test duration; therefore, quantity was not disclosed

Note 2: Quantity was not disclosed due to inconsistent quantity

Reason for changes: The overall production capacity and output in 2015 increased from those in 2014 because of an increase in the order for electronic assembly products in 2015.

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7. Sales volume and value during most recent two years

Unit: 1,000; NT$ 1,000

Year Sales value	2014				2015
	Domestic		Export		Domestic		Export
Core Products	Qty	Value	Qty	Value	Qty	Value	Qty	Value
Packaging products	5,370,470	25,024,909	23,285,587	96,311,544	4,494,130	22,795,108	23,109,946	93,812,206
Test products (Note 1)	－	1,691,568	－	24,183,126	－	1,661,491	－	23,530,425
Electronic assembly products	63,882	9,118,368	401,867	96,666,059	56,610	7,369,646	538,532	130,872,454
Other (Note 2)	－	912,854	－	2,683,019	－	804,904	－	2,456,302
Total	5,434,352	36,747,699	23,687,454	219,843,748	4,550,740	32,631,149	23,648,478	250,671,387

Note 1: Based on test duration; therefore, quantity was not disclosed

Note 2: Quantity was not disclosed due to inconsistent quantity

Reason for changes: Total sales in 2015 increased compared with that in 2014 primarily because of an increase in the export orders for electronic assembly products.

(3) Number of employees during the past 2 years

Unit: person; Year; %

Year		2014	2015	As of November 30, 2016
Number of employees	Technicians	16,420	17,198	17,167
	Managerial personnel	3,496	3,698	3,853
	General affairs personnel	6,008	6,201	6,110
	Operator	42,176	38,692	40,018
	Total	68,100	65,789	67,148
Average age		30.9	31.7
Average years of service		4.8	5.3
Education Distribution Percentage	Masters and Ph.D	6.03%	6.98%	7.03%
	Bachelors	47.01%	47.23%	48.62%
	Senior High School and below	46.96%	45.79%	44.35%

(4) Spending on environmental protection

1. According to prevailing laws and regulations, a company is required to apply for permit for installation of waste treatment facilities or that for discharge of such waste or any waste prevention or treatment charges or institute units or personnel dedicated to environmental protection. In such a case its application, payment or institution shall be as follows

The Company and its subsidiaries have, as required by law, applied for operating permit for stationary pollution source and permit for water pollution prevention,

118

and have paid for pollution prevention fees and selected employees to participate in training and obtain environmental protection certificates.

(1) Status of application for permit for installation of waste treatment facilities or that for discharge of such waste or any waste prevention

Types of Permit	Explanation
Operating Permit for Stationary Pollution Source

Zheng-Shu-Zi No. (ASE Kaohsiung):

(1) MOEA Export Processing Si-Zing-Zi No.ABO03790, effective period: 2016/4/20 ~ 2021/4/19

(2) MOEA Export Processing Si-Zing-Zi No.AAN03791, effective period: 2015/8/21 ~ 2020/8/20

(3) MOEA Export Processing Si-Zing-Zi No.AEN20241, effective period: 2015/12/25 ~ 2020/12/24

(4) MOEA Export Processing Si-Zing-Zi No.AEN17291, effective period: 2015/12/25 ~ 2020/12/24

(5) MOEA Export Processing Si-Zing-Zi No.AENA7191, effective period: 2015/12/28 ~ 2020/12/27

(6) MOEA Export Processing Si-Zing-Zi No.AAOA5890, effective period: 7/7/2016 ~ 7/6/2021

(7) MOEA Export Processing Si-Zing-Zi No.AAOA5790, effective period: 7/7/2016 ~ 7/6/2021

(8) MOEA Export Processing Si-Zing-Zi No.AAOA5990, effective period: 7/8/2016 ~ 7/7/2021

(9) MOEA Export Processing Si-Zing-Zi No.AAN16075, effective period: 10/1/2015 ~ 9/30/2020

(10) MOEA Export Processing Si-Zing-Zi No.ACO16070, effective period: 1/12/2016 ~ 1/11/2021

(11) MOEA Export Processing Si-Zing-Zi No.ACO16071, effective period: 1/8/2016 ~ 1/7/2021

(12) MOEA Export Processing Si-Zing-Zi No.AEO16073, effective period: 11/9/2016 ~ 11/8/2021

(13) MOEA Export Processing Si-Zing-Zi No.AAOA6980, effective period: 6/17/2016 ~ 6/16/2021

(14) MOEA Export Processing Si-Zing-Zi No.AAO53650, effective period: 6/15/2016 ~ 6/14/2021

(15) MOEA Export Processing Si-Zing-Zi No.AEN53653, effective period: 11/20/2015 ~ 11/19/2020

(16) MOEA Export Processing Si-Zing-Zi No.AEN53652, effective period: 11/18/2015 ~ 11/17/2020

(17) MOEA Export Processing Si-Zing-Zi No.AAOA2660, effective period: 3/21/2016 ~ 3/20/2021

(18) MOEA Export Processing Si-Zing-Zi No.ACNA2660, effective period: 7/21/2015 ~ 7/20/2020

(19) MOEA Export Processing Si-Zing-Zi No.AANA5151, effective period: 9/10/2015 ~ 9/9/2020

(20) MOEA Export Processing Si-Zing-Zi No.ACOA5150, effective period: 8/4/2016 ~ 8/3/2021

(21) MOEA Export Processing Si-Zing-Zi No.AAKA5152, effective period: 10/22/2012 ~ 10/21/2017

(22) MOEA Export Processing Si-Zing-Zi No.AAOA8060, effective period: 7/4/2016 ~ 7/4/2021

(23) MOEA Export Processing Si-Zing-Zi No.AAO68350, effective period: 3/28/2016 ~ 3/27/2021

(24) MOEA Export Processing Si-Zing-Zi No.AAN68350, effective period: 4/8/2015 ~ 4/7/2020

(25) MOEA Export Processing Si-Zing-Zi No.AEN68351, effective period: 7/3/2015 ~7/2/2020

(26) MOEA Export Processing Si-Zing-Zi No.ABN68352, effective period: 11/3/2015 ~ 11/2/2020

(27) MOEA Export Processing Si-Zing-Zi No.AEOA6341, effective period: 9/22/2016 ~ 9/21/2021

(28) MOEA Export Processing Si-Zing-Zi No.AAMA6340, effective period:

119

5/20/2014 ~ 5/19/2019

(29) MOEA Export Processing Si-Zing-Zi No.AAOA0780, effective period: 5/17/2016 ~ 5/16/2021

(30) MOEA Export Processing Si-Zing-Zi No.AENA0780, effective period: 11/4/2015 ~ 11/3/2020

(31) MOEA Export Processing Si-Zing-Zi No.AAMA6920, effective period: 4/25/2014 ~ 4/20/2019

(32) MOEA Export Processing Si-Zing-Zi No.AENA6921, effective period: 12/1/2015 ~ 11/30/2020

(33) MOEA Export Processing Si-Zing-Zi No.AANA6301, effective period: 4/1/2015 ~ 3/31/2020

(34) MOEA Export Processing Si-Zing-Zi No.ACNA6922, effective period: 12/1/2015 ~ 11/30/2020

(35) MOEA Export Processing Si-Zing-Zi No.AAOA6920, effective period: 5/24/2016 ~ 5/23/2021

(36) MOEA Export Processing Si-Zing-Zi No.AAOA6921, effective period: 9/8/2016 ~ 9/7/2021

(37) MOEA Export Processing Si-Zing-Zi No.ABNA3852, effective period: 12/8/2015 ~ 3/4/2020

(38) MOEA Export Processing Si-Zing-Zi No.AAOA6307, effective period: 11/8/2016 ~ 11/7/2021

(39) MOEA Export Processing Si-Zing-Zi No.AEOA6304, effective period: 5/25/2016 ~ 4/19/2021

(40) MOEA Export Processing Si-Zing-Zi No.AANA6301, effective period: 4/1/2015 ~ 3/31/2020

(41) MOEA Export Processing Si-Zing-Zi No.AEOA6305, effective period: 5/25/2016 ~ 4/20/2021

(42) MOEA Export Processing Si-Zing-Zi No.AAOA6300, effective period: 1/28/2016 ~ 1/27/2021

(43) MOEA Export Processing Si-Zing-Zi No.AEOA6306, effective period: 5/27/2016 ~ 4/20/2021

Zheng-Shu-Zi No. (ASE Zhongli):

(1) Packaging and testing plant 1 (H4032809): M01 Cao-Zheng-Zi No.H4517-05

M03 She-Zheng-Zi No.H3966-01

(2) Packaging and testing plant 4 (H43A2093): M01 Cao-Zheng-Zi No.H4901-04

Permit for Water Pollution Prevention

Zheng-Shu-Zi No. (ASE Kaohsiung):

(1) Kaohsiung City Government Huan-Tu-Zhu-Xu-Zi No.00011-04 (effective period: 2/22/2016~12/27/2017)

(2) Kaohsiung City Government Huan-Tu-Pai-Xu-Zi No.00734-03 (effective period: 10/17/2016~1/15/2018)

(3) Kaohsiung City Government Huan-Tu-Pai-Xu-Zi No.00626-05 (effective period: 3/8/2016~10/1/2018)

(4) Kaohsiung City Government Huan-Tu-Shui-Cuo-Zi No.00519-03 (effective period: 2/22/2016~8/2/2017)

(5) Kaohsiung City Government Huan-Tu-Shui-Cuo-Zi No.00674-03 (effective period: 3/3/2016~3/2/2021)

(6) Kaohsiung City Government Huan-Tu-Shui-Cuo-Zi No.00776-02 (effective period: 2/22/2016~6/19/2018)

(7) Kaohsiung City Government Huan-Tu-Shui-Cuo-Zi No.00822-01 (effective period: 2/22/2016~2/21/2021

(8) Kaohsiung City Government Huan-Tu-Shui-Cuo-Zi No.00925-01 (effective period: 8/29/2016~8/28/2021)

(9) Kaohsiung City Government Huan-Tu-Shui-Cuo-Zi No.00879-02 (effective period: 10/14/2016~7/8/2019)

(10) Kaohsiung City Government Huan-Tu-Shui-Cuo-Zi No.00769-04 (effective period: 10/14/2016~5/21/2017)

(11) Kaohsiung City Government Huan-Tu-Shui-Cuo-Zi No.00864-04 (effective period: 10/3/2916~4/22/2019)

Zheng-Shu-Zi No. (ASE Zhongli):

(1) Packaging and testing plant 1 (H4032809): Taoyuan City Huan-Pai-Xu-Zi No.H1980-07

120

(2) Packaging and testing plant 4 (H43A2093): Taoyuan City Huan-Pai-Xu-Zi No.H2107-05

(3) Packaging and testing plant 5 (H43A0700): Taoyuan City Huan-Pai-Xu-Zi No.H2108-09

(4) Packaging and testing plant 6 (H43B3840): Taoyuan City Huan-Pai-Xu-Zi No.H2976-05

(5) Packaging and testing plant 7 (H43C1277): Taoyuan City Huan-Pai-Xu-Zi No.H3435-02

(6) Packaging and testing plant 8 (H43C1811): Taoyuan City Huan-Pai-Xu-Zi No.H3525-01

(7) Underground sewage center (H4310703): Taoyuan City Huan-Pai-Xu-Zi No.H1382-06

Industrial Waste Disposal Plan

Zheng-Shu-Zi No. (ASE Kaohsiung):

(1) 1050910 MOEA Export Processing Si-Zing-Zi No. 10501042450

(2) 1041202 MOEA Export Processing Si-Zing-Zi No. 10400126810

(3) 1041202 MOEA Export Processing Si-Zing-Zi No. 10400126800

(4) 1050826 MOEA Export Processing Si-Zing-Zi No. 10500086690

(5) 1041217 MOEA Export Processing Si-Zing-Zi No. 10400134180

(6) 1050902 MOEA Export Processing Si-Huan-Zi No. 10500089500

(7) 1050908 MOEA Export Processing Si-Zing-Zi No. 10501041990

(8) 1050907 MOEA Export Processing Si-Zing-Zi No. 10501041510

(9) 1050107 MOEA Export Processing Si-Zing-Zi No. 10400144040

(10) 1050926 MOEA Export Processing Si-Zing-Zi No. 10500097900

(11) 1050907 MOEA Export Processing Si-Zing-Zi No. 10501041700

(12) 1050617 MOEA Export Processing Si-Zing-Zi No. 10500058350

(13) 1050901 MOEA Export Processing Si-Zing-Zi No. 10501040870

(14) 1050910 MOEA Export Processing Si-Zing-Zi No. 10500091660

(15) 1050910 MOEA Export Processing Si-Zing-Zi No. 10500091670

(16) 1050927 MOEA Export Processing Si-Zing-Zi No. 10501044310

(17) 1040623 MOEA Export Processing Si-Zing-Zi No. 10400061140

(18) 1050203 MOEA Export Processing Si-Zing-Zi No. 10500013270

(19) 1051006 MOEA Export Processing Si-Zing-Zi No. 10500099650

(20) 1050707 MOEA Export Processing Si-Zing-Zi No. 10500066370

(21) 1050527 MOEA Export Processing Si-Zing-Zi No. 10500051630 approved

Zheng-Shu-Zi No. (ASE Zhongli):

(1) Packaging and testing plant 1 (H4032809): H09211160001

(2) Packaging and testing plant 4 (H43A2093): H09509070010

(3) Packaging and testing plant 5 (H43A0700): H09412120001

(4) Packaging and testing plant 6 (H43B3840): H10009070004

(5) Packaging and testing plant 7 (H43C1277): H10306250002

(6) Packaging and testing plant 8 (H43C1811): H10310290006

(7) Packaging and testing plant 9 (H43C8785): H10506200001

(8) Underground sewage center (H4310703): H095050011

(2) Payment of treatment charges

Company/plant name	Category	2014	2015
ASE Kaohsiung/Chungli/Nantou	Industrial waste disposal	NT$ 99,436,000	NT$ 158,137,000
ASE Kaohsiung/Chungli/Nantou	Air pollution prevention	NT$ 23,405,000	NT$ 39,206,000
ASE Kaohsiung/Chungli/Nantou	Wastewater treatment	NT$ 64,136,000	NT$ 44,975,000

(2) Units or personnel dedicated to environmental protection:

Company/plant name	Name	Responsible technology	Certificate No.
K1	Ming-Hao Liao	Category A wastewater treatment personnel	(2013) EPA-Xun-Zheng-Zi No.GA270128
	Han-Wei Lee	Category A wastewater treatment personnel	(2012) EPA-Xun-Zheng-Zi No.GA200350
	Wen-Yao Chou	Category B wastewater treatment personnel	(2016) EPA-Xun-Zheng-Zi No.GB030217
121

K3	Shih-Hsien Chang	Category A wastewater treatment personnel	(2009) EPA-Xun-Zheng-Zi No.GA350079
	Chih-Hsien Wu	Category A wastewater treatment personnel	(2009) EPA-Xun-Zheng-Zi No.GA380094
	De-Sheng Deng	Category B wastewater treatment personnel	(2013) EPA-Xun-Zheng-Zi No.GB080555
K5	Chih-Yang Kuo	Category A wastewater treatment personnel	(2007) EPA-Xun-Zheng-Zi No.GA230008
	Chih-Hong Chang	Category A wastewater treatment personnel	(2009) EPA-Xun-Zheng-Zi No.GA480511
	Ying-Hong Yeh	Category A wastewater treatment personnel	(2010) EPA-Xun-Zheng-Zi No.GA450643
K7	Wen-Hui Chiu	Category A wastewater treatment personnel	(2005) EPA-Xun-Zheng-Zi No.GA110199
	Chung-Pu Tsai	Category A wastewater treatment personnel	(2013) EPA-Xun-Zheng-Zi No.GA301021
	Pi-Yuan Wang	Category A wastewater treatment personnel	(2006) EPA-Xun-Zheng-Zi No.GA150036
K11	Chung-Hsun Yu	Category A wastewater treatment personnel	(98) Huan-Shu-Shun-Zheng-Zi-GA070596
	Gu Li-Hua	Class 1 qualified wastewater treatment officer	(96) Huan-Shu-Shun-Zheng-Zi-GA020289
	Zhou Jia-Cheng	Class 1 qualified wastewater treatment officer	(103) Huan-Shu-Shun-Zheng-Zi-GA320875
K12 (Wafer Bumping 2B Plant)	Zhang Jian Shi-Xian	Class 1 qualified wastewater treatment officer	(84) Huan-Shu-Shun-Zheng-Zi-GA430162
	Wang Wen-De	Class 1 qualified wastewater treatment officer	(93) Huan-Shu-Shun-Zheng-Zi-GA090102
	Yan Jia-Fu	Class 2 qualified wastewater treatment officer	(103) Huan-Shu-Shun-Zheng-Zi-GB130131
K12 (No. 12 Factory)	Wang Guan-Lin	Class 1 qualified wastewater treatment officer	(103) Huan-Shu-Shun-Zheng-Zi-GA320954
	Hong Ming-Mao	Class 1 qualified wastewater treatment officer	(98) Huan-Shu-Shun-Zheng-Zi-GA190155
	Yang Ming-Rui	Class 2 qualified wastewater treatment officer	(104) Huan-Shu-Shun-Zheng-Zi-GB240031
K21	Lin Wei-Zong	Class 1 qualified wastewater treatment officer	(91) Huan-Shu-Shun-Zheng-Zi-GA060032
	Zheng Qing-Lun	Class 1 qualified wastewater treatment officer	(102) Huan-Shu-Shun-Zheng-Zi-GA160359
	Zeng Peng-Cheng	Class 2 qualified wastewater treatment officer	(85) Huan-Shu-Shun-Zheng-Zi-GB351484
K14	Wang Shi-Hao	Class 1 qualified wastewater treatment officer	(98) Huan-Shu-Shun-Zheng-Zi-GA250919
	Xiao Yi-Xiang	Class 1 qualified wastewater treatment officer	(92) Huan-Shu-Shun-Zheng-Zi-GA140293
	Diao Qi-Yi	Class 2 qualified wastewater treatment officer	(97) Huan-Shu-Shun-Zheng-Zi-GB021005
K22	Su Jing-Ming	Class 1 qualified wastewater treatment officer	(94) Huan-Shu-Shun-Zheng-Zi-GA150192
	Lin Kun-Zhi	Class 1 qualified wastewater treatment officer	(101) Huan-Shu-Shun-Zheng-Zi-GA300292
	Wang Shi-Jie	Class 1 qualified wastewater treatment officer	(99) Huan-Shu-Shun-Zheng-Zi-GA070208
K8	He Si-Ying	Class 1 qualified wastewater treatment officer	(97) Huan-Shu-Shun-Zheng-Zi-GA200599
K9	Wu Hui-Long	Class 1 qualified wastewater treatment officer	(98) Huan-Shu-Shun-Zheng-Zi-GA490009
	Su Zhen-Jia	Class 1 qualified wastewater treatment officer	(104) Huan-Shu-Shun-Zheng-Zi-GA410050
	Xie Jia-Hong	Class 2 qualified wastewater treatment officer	(88) Huan-Shu-Shun-Zheng-Zi-GB250320
K15	Xu Zhi-Wei	Class 1 qualified wastewater treatment officer	(95) Huan-Shu-Shun-Zheng-Zi-GA150342
	Lin Zhi-Hong	Class 1 qualified wastewater treatment officer	(92) Huan-Shu-Shun-Zheng-Zi-GA100357
	Ye Li-Bin	Class 2 qualified wastewater treatment officer	(96) Huan-Shu-Shun-Zheng-Zi-GA050802

122

K1	Wang Min-Jie	Class 1 qualified air pollution control officer	(103) Huan-Shu-Shun-Zheng-Zi-FA220557
K3	Qian Jia-Yuan	Class 1 qualified air pollution control officer	(99) Huan-Shu-Shun-Zheng-Zi-FA040430
K5	Chen Kun-Cun	Class 1 qualified air pollution control officer	(104) Huan-Shu-Shun-Zheng-Zi-FA220089
K7	Liu Xuan-Xuan	Class 1 qualified air pollution control officer	(102) Huan-Shu-Shun-Zheng-Zi-FA320046
K11	Zhong Yu-Cheng	Class 1 qualified air pollution control officer	(103) Huan-Shu-Shun-Zheng-Zi-FA140443
K21	Wang Qiao-Zhi	Class 1 qualified air pollution control officer	(99) Huan-Shu-Shun-Zheng-Zi-FA010083
K12	Huang Yong-Cheng	Class 1 qualified air pollution control officer	(103) Huan-Shu-Shun-Zheng-Zi-FA140444
K22	Zhang Rui-Rui	Class 1 qualified air pollution control officer	(101) Huan-Shu-Shun-Zheng-Zi-FA170447
K26	He Shang-Feng	Class 1 qualified air pollution control officer	(90) Huan-Shu-Shun-Zheng-Zi-FA160457
K9	Chen Xin-Nan	Class 1 qualified air pollution control officer	(103) Huan-Shu-Shun-Zheng-Zi-FA140490
K15	Su Zhi-Cheng	Class 1 qualified air pollution control officer	(92) Huan-Shu-Shun-Zheng-Zi-FA030121
K16	Hong Mao-Zhe	Class 1 qualified air pollution control officer	(95) Huan-Shu-Shun-Zheng-Zi-FA010438
ASE Embedded Electronics Incorporated	Qiu Feng-Ze	Class 1 qualified air pollution control officer	(95) Huan-Shu-Shun-Zheng-Zi-FA010395
Advanced Semiconductor Engineering Co., Ltd.	Lin Yi-Hua	Class 1 qualified waste disposal officer	(96) Huan-Shu-Shun-Zheng-Zi-HA390493
	Tu Hong-Zhong	Class 1 qualified waste disposal officer	(102) Huan-Shu-Shun-Zheng-Zi-HA280488
	Chen Jia-Ling	Class 1 qualified waste disposal officer	(104) Huan-Shu-Shun-Zheng-Zi-HA410288
	Lin Feng-Qing	Class 2 qualified waste disposal officer	(103) Huan-Shu-Shun-Zheng-Zi-HB180203
	Chen Yi-Jun	Class 1 qualified waste disposal officer	(100) Huan-Shu-Shun-Zheng-Zi-HA340323
	Ou Su-Jie	Class 1 qualified waste disposal officer	(93) Huan-Shu-Shun-Zheng-Zi-HA290515
	Yu Yan-Bin	Class 1 qualified waste disposal officer	(104) Huan-Shu-Shun-Zheng-Zi-HA410327
	Chen Yan-Hong	Class 2 qualified waste disposal officer	(103) Huan-Shu-Shun-Zheng-Zi-HB210707
ASE Test Incorporated	Lv Wen-Hong	Class 1 qualified waste disposal officer	(98) Huan-Shu-Shun-Zheng-Zi-HA050079
	Jian Yu-Zhi	Class 1 qualified waste disposal officer	(90) Huan-Shu-Shun-Zheng-Zi-HA440902
ASE Electronics Incorporated	Chen Pin-Zhen	Class 1 qualified waste disposal officer	(98) Huan-Shu-Shun-Zheng-Zi-HA470311
	Cai Meng-Han	Class 1 qualified waste disposal officer	(97) Huan-Shu-Shun-Zheng-Zi-HA500691
	Xu Shu-Yan	Class 1 qualified waste disposal officer	(103) Huan-Shu-Shun-Zheng-Zi-HA310153
ASE Embedded Electronics Incorporated	Wang Si-Yu	Class 2 qualified waste disposal officer	(98) Huan-Shu-Shun-Zheng-Zi-HB370015
No. 1 Packaging and Test Plant	Li Qi-Yu	Class 1 qualified air pollution control officer	(98) Huan-Shu-Shun-Zheng-Zi-FA210023
No. 1 Packaging and Test Plant	Li Qi-Yu	Class 1 qualified wastewater treatment officer	(95) Huan-Shu-Shun-Zheng-Zi-GA070046
No. 1 Packaging and Test Plant	Lin Jia-Wei	Class 1 qualified wastewater treatment officer	(101) Huan-Shu-Shun-Zheng-Zi-GA140254
No. 1 Packaging and Test Plant	Wu Zhen-Jia	Class 1 qualified wastewater treatment officer	(101) Huan-Shu-Shun-Zheng-Zi-GA300968
No. 1 Packaging and Test Plant	Li Qi-Yu	Class 1 waste disposal technician	(96) Huan-Shu-Shun-Zheng-Zi-HA500363
No. 4 Packaging and Test Plant	Wang Zhi-Fa	Class 1 qualified air pollution control officer	(99) Huan-Shu-Shun-Zheng-Zi-FA260064

123

No. 4 Packaging and Test Plant	Guo Wei-Yan	Class 1 qualified wastewater treatment officer	(99) Huan-Shu-Shun-Zheng-Zi-GA240896
No. 4 Packaging and Test Plant	Guo Wei-Yan	Class 1 waste disposal technician	(99) Huan-Shu-Shun-Zheng-Zi-HB220950
No. 5 Packaging and Test Plant	Zan Wu-Lie	Class 1 qualified wastewater treatment officer	(100) Huan-Shu-Shun-Zheng-Zi-GA050427
No. 5 Packaging and Test Plant	Xu Chen-Zhi	Class 1 qualified wastewater treatment officer	(102) Huan-Shu-Shun-Zheng-Zi-GA270233
No. 5 Packaging and Test Plant	Lv Yang-Ren	Class 2 qualified wastewater treatment officer	(97) Huan-Shu-Shun-Zheng-Zi-GB580008
No. 5 Packaging and Test Plant	Zan Wu-Lie	Class 1 waste disposal technician	(93) Huan-Shu-Shun-Zheng-Zi-HA281344
No. 6 Packaging and Test Plant	Lin Jian-Hong	Class 1 qualified wastewater treatment officer	(97) Huan-Shu-Shun-Zheng-Zi-GA450955
No. 6 Packaging and Test Plant	Lin Jian-Hong	Class 1 waste disposal technician	(92) Huan-Shu-Shun-Zheng-Zi-HA110872
No. 7 Packaging and Test Plant	Yang Ji-Zong	Class 1 qualified wastewater treatment officer	(99) Huan-Shu-Shun-Zheng-Zi-GA610175
No. 7 Packaging and Test Plant	Xu Ji-Yin	Class 1 waste disposal technician	(105) Huan-Shu-Shun-Zheng-Zi-HA120785
No. 8 Packaging and Test Plant	Yang Shun-Ming	Class 1 waste disposal technician	(93) Huan-Shu-Shun-Zheng-Zi-HA260860
No. 9 Packaging and Test Plant	Zhu Xiu-Cheng	Class 2 waste disposal technician	(101) Huan-Shu-Shun-Zheng-Zi-HB211074
Sewage Pipe Center	Zhong Xin-Zhao	Class 1 qualified wastewater treatment officer	(102) Huan-Shu-Shun-Zheng-Zi-GA340325
Sewage Pipe Center	Hong Zheng-Guang	Class 1 qualified wastewater treatment officer	(88) Huan-Shu-Shun-Zheng-Zi-GA160087
Sewage Pipe Center	Yang Qing-Fu	Class 2 qualified wastewater treatment officer	(103) Huan-Shu-Shun-Zheng-Zi-GB140381
Sewage Pipe Center	Zhong Xin-Zhao	Class 1 waste disposal technician	(96) Huan-Shu-Shun-Zheng-Zi-HA180158

2. List of the Company's investments in key equipment on prevention and treatment of environmental pollution; their use and anticipated benefits

November 30, 2016 Unit: NT$ 1,000

Name of Equipment	Quantity	Date Obtained	Investment Cost	Balance before Depreciation	Use and anticipated benefit
K7-8F indoor waste gas exhaust pipes and central dust pipe production and installation works	1	2003/7/31	19,000	6,413	Prevention and control of air pollution
BUMPING waste water and gas treatment system assmebly works	1	2001/9/30	13,500	－	Prevention and control of water pollution
K7-NUMPING II 300mm waste water and gas production and installation works	1	2003/7/31	16,300	5,501	Prevention and control of water pollution
K7-10F waste gas and central dust-collection equipment (one-off assembly) work	1	2003/7/31	11,200	3,780	Prevention and control of air pollution
K7-3F waste gas treatment and central dust-collection work for Phase 1	1	2003/10/31	33,900	11,865	Prevention and control of air pollution
Wastewater land-borne discharge pipe work and planning design	1	2001/9/30	19,848	4,879	Prevention and control of water pollution
K7 wastewater treatment system	1	2002/8/31	24,030	1,335	Prevention and control of water pollution
K1/K2 organic/inorganic waste gas treatment work	1	2001/11/30	12,244	68	Prevention and control of air pollution
K7-11F indoor waste gas exhaust	1	2004/7/31	11,200	4,340	Prevention and

124

Name of Equipment	Quantity	Date Obtained	Investment Cost	Balance before Depreciation	Use and anticipated benefit
pipes and central dust pipe production and installation works					control of air pollution
K7-5F BUMPING extension A.D Section waste gas/water discharge/central dust pipe work	1	2004/7/31	24,500	9,494	Prevention and control of air pollution
K11 Phase 1 waste treatment equipment and central dust-collection works	1	2005/6/30	28,850	12,502	Prevention and control of air pollution
K7-9F waste gas exhaust pipes and central dust pipe production and installation works	1	2005/9/30	12,337	5,500	Prevention and control of air pollution
K7 cutting and cleaning wastewater recovery system	1	2006/2/28	25,572	7,388	Prevention and control of water pollution
K11 air-conditioner main unit room and rooftop cooling water tower power distribution and piping works	1	2006/5/31	38,171	18,290	Prevention and control of water pollution
K11 wastewater treatment plant equipment and construction	1	2006/8/31	32,629	16,043	Prevention and control of water pollution
K7 new organic waste gas treatment equipment	1	2006/9/30	14,821	7,349	Prevention and control of air pollution
Sludge baking equipment work	1	2007/11/30	14,775	5,992	Waste Disposal/Treatment
K7 Phase 1 purified water system improvement (2B3T+MB) work	1	2009/10/31	31,046	20,180	Prevention and control of water pollution
K7 wastewater recovery system work	1	2011/12/31	16,130	10,933	Prevention and control of water pollution
K12-2F plant-construction DW, PCW water recovery pipe work	1	2012/5/31	14,546	10,263	Prevention and control of water pollution
K12 wastewater treatment plant new construction work	1	2012/11/30	84,100	62,141	Prevention and control of water pollution
K12-RF main waste gas treatment equipment work	1	2013/3/31	70,425	53,601	Prevention and control of air pollution
K7 column scrubber machine addition work (Phase 1)	1	2014/5/31	16,686	13,997	Prevention and control of air pollution
K5 wastewater recovery and treatment works	1	2014/5/31	17,650	14,806	Prevention and control of water pollution
K11-4F production process DS/SS wastewater recovery system work	1	2014/7/31	28,092	23,878	Prevention and control of water pollution
K21-B1F Block A main wastewater system work	1	2014/11/30	78,065	68,090	Prevention and control of water pollution
K12 wastewater recovery system work	1	2014/12/31	13,112	11,509	Prevention and control of water pollution
K21 production process SS/DS new recovered water and recovered organic water work	1	2015/4/30	45,152	40,637	Prevention and control of water pollution
K7RF air pollution control system	1	2015/4/30	94,342	87,266	Prevention and

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Name of Equipment	Quantity	Date Obtained	Investment Cost	Balance before Depreciation	Use and anticipated benefit
work					control of air pollution
K22-RF exhaust system main equipment work	1	2015/7/31	21,975	20,602	Prevention and control of air pollution
Environmental Protection Building central water recovery exhaust equipment	1	2015/9/30	24,116	22,809	Prevention and control of water pollution
Environmental Protection Building central work recovery equipment	1	2015/9/30	226,898	214,496	Prevention and control of water pollution
K14B Environmental Protection Building central water recovery buried-pipe work	1	2015/11/30	62,943	59,936	Prevention and control of water pollution
K11-RF (P011) air pollution system expansion work	1	2016/3/31	52,767	50,715	Prevention and control of air pollution
K22 new main exhaust system work	1	2016/3/31	149,631	145,267	Prevention and control of air pollution
K22 VOCS new waste gas treatment system work	1	2016/4/30	123,755	120,661	Prevention and control of air pollution
K16-RF plant section exhaust system Phase 1	1	2016/5/31	25,566	25,033	Prevention and control of air pollution
K5 wastewater treatment work	1	1998/10/31	10,500	－	Prevention and control of water pollution
K5 damper purchasing and installation work	1	2012/3/31	22,540	17,375	Prevention and control of noise and vibration
K5 shock resistance enhancement work	1	2012/4/30	27,449	21,273	Prevention and control of noise and vibration
K14B Environmental Protection Building new renovation and landscaping works	1	2014/11/30	62,261	54,305	Prevention and control of water pollution
K14B Environmental Protection Building new M&E works	1	2014/11/30	23,042	20,833	Prevention and control of water pollution
K14B Environmental Protection Building new fire safety work	1	2014/11/30	13,615	11,875	Prevention and control of water pollution
No. 2 Park five major pipe inter-section connection and pre-cast work	1	2015/7/31	71,267	66,813	Prevention and control of water pollution
K14B-2F continuous-type heat pump environmentally-friendly sludge dryer	1	2016/9/3	15,331	15,331	Prevention and control of water pollution
K26-RF main exhaust system plant-construction work - 40% completed	1	2016/9/3	10,020	10,020	Prevention and control of air pollution
C Building waste gas treatment work	1	2004/10/31	66,800	－	Reduction of air pollution
Block C basement 1F wastewater treatment plant Phase 1	1	2004/12/31	36,490	26,248	Prevention and control of water pollution
B8F waste gas treatment and central	1	2005/6/30	44,175	10,798	Reduction of air

126

Name of Equipment	Quantity	Date Obtained	Investment Cost	Balance before Depreciation	Use and anticipated benefit

dust-collection system works					pollution
Block B Packaging and testing plant waste gas treatment work	1	2005/9/12	22,400	－	Reduction of air pollution
B Plant Administration Section 13F wastewater recovery system Phase 1	1	2005/9/12	38,912	－	Prevention and control of water pollution
B Plant Administration Section 13F wastewater recovery system Phase 2	1	2006/5/4	21,500	1,792	Prevention and control of water pollution
Block B wastewater treatment Phase 1	1	2006/7/1	82,000	7,243	Prevention and control of water pollution
Black B materials plant Phase 1 main waste gas system work	1	2006/8/31	79,800	－	Reduction of air pollution
A10F clean room exhaust pipe work (new)	1	2008/3/10	17,500	3,208	Reduction of air pollution
Block A waste gas treatment system (new)	1	2008/3/10	31,000	6,200	Reduction of air pollution
A-RF recovered water system	1	2010/9/20	23,780	14,400	Prevention and control of water pollution
B-B1F purified water recovery system work	1	2010/9/21	33,000	19,983	Prevention and control of water pollution
A-8F primary exhaust system	1	2010/9/23	15,275	6,237	Reduction of air pollution
A-RF waste gas treatment system Phase 2 (includes main air pipe for utility distribution room)	1	2010/9/23	22,300	13,504	Reduction of air pollution
B-B1F recovered water system Phase 2 expansion work	1	2011/7/22	33,000	22,367	Prevention and control of water pollution
A-2F equipment section and utility distribution room waste gas work	1	2011/12/8	10,800	5,490	Reduction of air pollution
B-B2 wastewater circulation environmental indicator control and wastewater works	1	2014/3/7	700	554	Prevention and control of water pollution
B-B1F combined sludge tank and flotation system - Chemical mixing system	1	2014/3/27	4,776	3,741	Prevention and control of water pollution
Blocks A, B and C wastewater treatment plant release pool PH-monitoring Alarm Call system work (central control room)	1	2014/4/16	138	71	Prevention and control of water pollution
Block A wastewater treatment plant SS SENSOR connection work	1	2014/4/16	122	63	Prevention and control of water pollution
Block B wastewater treatment plant release pool environmental information continuous-monitoring Alarm Call system work (central control room)	1	2014/4/16	104	53	Prevention and control of water pollution
A-RF wastewater treatment plant and dust-collection exhaust vent's additional installation of ventilation pipe and fan coil unit work (201402)	1	2014/4/22	6,134	3,885	Prevention and control of water pollution
Blocks A and C wastewater monitoring equipment new connection and Block B wastewater	1	2014/4/23	255	136	Prevention and control of water pollution

127

Name of Equipment	Quantity	Date Obtained	Investment Cost	Balance before Depreciation	Use and anticipated benefit

treatment plan system work (1 unit of surveillance video camera for Blocks A and C)
Block AB 1F wastewater temporary storage tank pipeline work	1	2014/4/30	2,016	1,647	Prevention and control of water pollution
B-13F recovery system UF membrane water-supply work	1	2014/5/27	9,900	3,850	Prevention and control of water pollution
B-B1F recovered water Phase 3 water-supply work	1	2014/5/27	33,871	13,172	Prevention and control of water pollution
Dehydrating equipment - Block B wastewater plan sludge dehydrating machine PAM-60 procurement	2	2014/6/6	7,160	5,609	Prevention and control of water pollution
C-B1F wastewater plant new CDA gas pipeline work (gas supply)	1	2014/6/11	15	3	Prevention and control of water pollution
Block LM 1200CMD cutting and grinding processes wastewater recovery system work	1	2014/6/17	23,800	19,635	Prevention and control of water pollution
L-RF purified water and waste gas scrubber infrastructural base addition work	1	2014/6/26	6,194	5,506	Prevention and control of water pollution
Blocks A, B and C wastewater plant fiber optics and communication monitoring work	1	2014/7/10	370	210	Prevention and control of water pollution
B-RF air pollution control equipment VOC (volatile organic compounds) concentration monitor work	1	2014/7/23	2,385	1,550	Reduction of air pollution
Nitrogen-hydrogen mixing section and Block A 8-11F plant administration section noise prevention work	1	2014/7/23	2,200	1,833	Prevention and control of noise
Gas exhaust work - Block B top floor Phases 1 and 2 AOP link-corridor work	1	2014/8/14	270	231	Reduction of air pollution
Block F wastewater treatment plant (civil construction)	1	2014/8/15	370,834	350,747	Prevention and control of water pollution
Blocks A, B and C released water recovery system purchasing and installation work	1	2014/8/26	193,605	183,925	Prevention and control of water pollution
L-10F (main pipeline) sewerage/wastewater works	1	2014/9/29	1,150	910	Prevention and control of water pollution
A-WWTP (Waste Water Treatment Plant) sludge-dehydrating machine work	1	2014/10/14	4,800	4,000	Prevention and control of water pollution
Blocks A, B and C wastewater plant man-machine interface integrated surveillance work	1	2014/10/16	1,800	1,570	Prevention and control of water pollution
Block A wastewater plant sand-filter pump additional installation of inching starter	1	2014/10/30	140	113	Prevention and control of water pollution
Blocks A, B and C B1F release water recovery system additional space construction work (201408)	1	2014/11/11	3,080	2,926	Prevention and control of water pollution

128

Name of Equipment	Quantity	Date Obtained	Investment Cost	Balance before Depreciation	Use and anticipated benefit
Block A B1F release water recovery system space - fire safety work	1	2014/11/14	840	798	Prevention and control of water pollution
A-b1F new production process recovery system - water supply work	1	2014/11/26	35,000	32,278	Prevention and control of water pollution
Retracting door work for Second Entrance at South Gate	1	2014/11/26	300	263	Prevention and control of water pollution
B-RF M02 column scrubber air volume air-flow meter exhaust work	1	2014/12/12	315	277	Reduction of air pollution
Blocks K, L, M B3F sewerage and normal water diversion work	1	2014/12/18	479	391	Prevention and control of water pollution
L-RF new pneumatic valve air-source pipeline work	1	2014/12/25	640	562	Reduction of air pollution
C-RF noise prevention and control work	1	2015/1/13	9,223	8,454	Prevention and control of noise
I-RF noise prevention and control work	1	2015/1/13	2,235	2,030	Prevention and control of noise
Block A wastewater plant temporary sludge storage section - addition of rolling shutter (201412)	1	2015/2/25	320	286	Prevention and control of water pollution
F-b3F sewerage and organic wastewater tank #9-13 FRP works	1	2015/3/5	1,070	936	Prevention and control of water pollution
F-b3F sewerage and organic wastewater tank #9-13 FRP works	1	2015/3/5	1,070	936	Prevention and control of water pollution
A-B1F release water recovery system tank body FRP/Epoxy materials	1	2015/3/5	2,638	2,374	Prevention and control of water pollution
Blocks A, B production process recovery system integrated water-supply work	1	2015/3/27	10,700	10,403	Prevention and control of water pollution
Block B release water filtration equipment installation work	1	2015/3/27	6,100	5,490	Prevention and control of water pollution
B-9F F/E waste liquid container testing structure secondary distribution work - POU Hantang	1	2015/3/31	15	7	Prevention and control of water pollution
Blocks A, B and C water recovery system - new exhaust pipe work (201501)	1	2015/4/17	5,661	5,000	Prevention and control of water pollution
Block A wastewater plant SS SENSOR water-discharge secondary distribution work (201401)	1	2015/4/23	110	58	Prevention and control of water pollution
A-WWTP TK-607 additional installation of diverging three-way valve to TK-1000 work	1	2015/5/8	171	146	Prevention and control of water pollution
L-b3F additional water-supply work for production process recovery Phase 2 system	1	2015/5/27	27,970	26,922	Prevention and control of water pollution
A-b1F additional tank body for production process recovery system	1	2015/6/10	950	876	Prevention and control of water pollution
B-b2F wastewater surveillance cabinet power-distribution work (201503)	1	2015/6/16	150	137	Prevention and control of water pollution

129

Name of Equipment	Quantity	Date Obtained	Investment Cost	Balance before Depreciation	Use and anticipated benefit
Purified/wastewater chemical tank over-flow barrier water-supply work	1	2015/7/10	2,400	2,280	Prevention and control of water pollution
CMP reclaimed water recycling system	1	2015/7/16	2,707	2,223	Factory floor grinding/scribing wastewater recycling
B-B1F ABC wastewater pool FRP laying work (201501)	1	2015/8/7	5,986	5,786	Prevention and control of water pollution
C-b1F wastewater system additional emergency power distribution work (201503)	1	2015/8/10	1,480	1,365	Prevention and control of water pollution
Release water quality and volume automatic monitoring (surveillance) and linked-transmission wastewater work (201407)	1	2015/8/11	2,261	2,085	Prevention and control of water pollution
Blocks A/B/C b-1F release water, production process recovery system power distribution work (201408)	1	2015/8/14	1,424	1,313	Prevention and control of water pollution
Exhaust work - No. 4 Packaging and Testing Plant - additional zoelite rotor system	1	2015/9/9	26,500	26,500	Reduction of air pollution
L-3F RUN CARE RUN 4 additional exhaust-cover work	1	2015/10/1	960	864	Reduction of air pollution
Block A wastewater plant chemical tank - addition of content gauge	1	2015/10/5	570	513	Prevention and control of water pollution
L-1F East corridor sound-reduction shuttle installation work	1	2015/10/7	285	257	Prevention and control of noise
Wastewater project - F-WWTP recovery system additional work	1	2015/10/29	249,800	249,800	Prevention and control of water pollution
Block A 3F-7F mounted opening noise insulation work	1	2015/11/3	240	218	Prevention and control of noise
Blocks A, B, C wastewater plant new PH meter system work	1	2015/11/5	140	127	Prevention and control of water pollution
Blocks A, B, C wastewater pool - addition of RC partitioning wall (201501)	1	2015/11/23	969	909	Prevention and control of water pollution
Release water quality and volume - Automatic monitoring (surveillance) and link-transmission equipment	1	2015/12/7	590	556	Prevention and control of water pollution
Block B B1F release water recovery system space - fire safety work	1	2015/12/28	1,680	1,596	Prevention and control of water pollution
Blocks A, B, C b1F release water recovery equipment section storeroom - Support pillar traffic and additional or protecting steel plate	1	2016/1/13	680	629	Prevention and control of water pollution
Block C B1F release water water recovery system space - fire safety work	1	2016/1/18	280	266	Prevention and control of water pollution
Blocks A, B, C wastewater pool - further addition of RC partitioning wall (PO#4500258069)	1	2016/2/5	330	315	Prevention and control of water pollution
WWTF release water abnormality emergency response meter control	1	2016/2/15	2,826	2,826	Prevention and control of water

130

Name of Equipment	Quantity	Date Obtained	Investment Cost	Balance before Depreciation	Use and anticipated benefit
and pipeline work					pollution
B WWTP release pipe - addition of breaching chemical to wastewater	1	2016/2/26	690	650	Prevention and control of water pollution
L-1F Northeast side elevator lobby - Emergency exit sound insulation work	1	2016/4/15	210	200	Prevention and control of noise
Blocks A. B, C cooling water recovery work	1	2016/4/22	1,890	1,843	Prevention and control of water pollution
Block A Support, Blocks L/M industrial water pool - water-supply pipeline	1	2016/4/22	2,700	2,685	Prevention and control of water pollution
B-WWTP discharge - addition of automatic monitoring of cooper ions	1	2016/4/25	790	751	Prevention and control of water pollution
Block B sewerage screening machine installation - wastewater work	1	2016/4/25	470	447	Prevention and control of water pollution
Block L sewerage screening machine installation - wastewater work	1	2016/4/25	430	409	Prevention and control of water pollution
Wastewater work - Block A WWTP organic sediment pool installation work (201503) - 30% completed	1	2016/7/21	5,290	5,290	Prevention and control of water pollution
L-B3F organic and inorganic waste liquid storage tank - addition alarm work (201602)	1	2016/7/26	168	164	Prevention and control of water pollution
Waste recovery section surveillance camera and remote monitoring control work (201605)	1	2016/8/17	197	194	Prevention and control of water pollution

3. The Company's history of reducing environmental pollution, any disputes involving such pollution and the Company's handling of such disputes during the past 2 years and as of the date of printing and publication of this Prospectus: None

4. Total amount of losses incurred by the Company (including compensation paid) and fines paid during the past 2 years and as of the date of printing and publication of this Prospectus; disclosure by the Company on its future response measures (including improvement measures) and likely expenses (including estimated amount of potential losses, fines and compensation as a result of failure of implementing such measures; where estimated amount for the above-mentioned cannot be given, explanation should be given about the facts that make such estimates incapable of being given):

Kaohsiung Head Office

(1) Kaohsiung K1 Plant

The Plant was duly fined NT$12,000 by Environmental Protection Bureau of Kaohsiung City Government on July 30, 2014 for violation of Trash Clearance Act on January 22, 2014. Response measures: ○ , 1 )1The Plant (i.e. K1 Plant) had on March 5, 2014 obtained approval for change of trash clearance permit; the means of disposing waste lubricant (D-1703) was approved as physical disposal. Insofar as subsequent disposal by the Plant differs from existing disposal means, the Plant would be required to apply for change of trash

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clearance permit. (1) The Plant has set aside a temporary waste lubricant (i.e. D-1703) storage area. The layout plan for the said temporary storage area is attached to the trash clearance permit. The Plant has confirmed triplicate application for clearance, filing of waste production volume, and temporary storage and means of disposal etc.

(3) Kaohsiung K3 Plant

The Plant was duly fined NT$100,000 by Environmental Protection Bureau of Kaohsiung City Government on September 24, 2014 for violation of Article 24, Paragraph 2 of the Air Pollution Control Act on June 24, 2014. Response measures: (1) Application for variation (change) to raise the volume of raw materials used. (2) Control of draw down of raw materials to ensure that the volume used did not exceed the approved volume.

(3) Kaohsiung K5 Plant

The Plant was duly fined NT$12,000 by Environmental Protection Bureau of Kaohsiung City Government on July 30, 2014 for violation of Trash Clearance Act on January 22, 2014. Response measures: (1) According to the Trash Clearance Contract dated February 4, 2014 (vendor: Kingdom Resource Technology Co., Ltd.) the means of collection and disposal of waste lubricant would be heat treatment. Appropriate changes to the trash clearance permit was approved on March 5, 2014. Insofar as subsequent disposal by the Plant differs from existing disposal means, the Plant would be required to apply for change of trash clearance permit. (2) The respective Plants were expected to set aside temporary waste lubricant (i.e. D-1703) storage area. The layout plan for the said temporary storage area would be attached to the trash clearance permit. The said Plants were also expected to confirm matters such as triplicate application for clearance, filing of waste production volume, and temporary storage and means of disposal etc.

As a result of M11 production process (wafer packing process) and M13 production process (wafer packing process) on September 24, 2014, the Plant was on 24, 2014 fined NT$200,000 by Environmental Protection Bureau of Kaohsiung City Government for violation of Article 24, Paragraph 2 of the Air Pollution Control Act. Response measures: (1) Application for variation (change) to raise the volume of raw materials used. (2) Control of draw down of raw materials to ensure that the volume used did not exceed the approved volume.

(4) Kaohsiung K6 Plant:

As a result of M05 production process (wafer packing process) on September 24, 2014, the Plant was on June 24, 2014 fined NT$100,000 by Environmental Protection Bureau of Kaohsiung City Government for violation of Article 24, Paragraph 2 of the Air Pollution Control Act. Response measures: (1) Application for variation (change) to raise the volume of raw materials used. (2) Control of draw down of raw materials to ensure that the volume used did not exceed the approved volume.

(5) Kaohsiung K7 Plant:

As a result of violation of Article 24, Paragraph 2 of the Air Pollution Control Act on February 21, 2014, the Plant was on March 20, 2014 fined NT$100,000 by Environmental Protection Bureau of Kaohsiung City Government.

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Response measures: Closed the secondary sodium chlorate tank's channel valve and the pipelines, and changed the contents of operating permit.

As a result of violation on December 17, 2013 of Articles 13 and 20 of the Employment Management Regulations of Environmental- Protection Dedicated Units or Personnel formulated pursuant to Article 21 of the Water Pollution Control Act, the Plant was on March 25, 2014 fined NT$30,000 by Environmental Protection Bureau of Kaohsiung City Government. The Kaohsiung District Prosecutors Office prosecuted the Company in January 2014 for violations of the Waste Disposal Act and other laws, and the Taiwan Kaohsiung District Court fined the Company NT$3 million for violating Article 47 of the Waste Disposal Act. Response measures: (1) This was mainly because the Environmental Protection Bureau had determined some disparity with respect to the persons-in-charge. The latter were carrying out other plant-related work, including wastewater. (2) As a result the relevant personnel was replaced. K7 wastewater plant's services were also determined.

The Plant was duly fined NT$12,000 by Environmental Protection Bureau of Kaohsiung City Government on July 30, 2014 for violation of Trash Clearance Act on January 22, 2014. Response measures: (1) Comprehensive planning for waste lubricant (D-1703) temporary storage area. (2) Matters such as triplicate application for clearance, filing of waste production volume, and temporary storage and means of disposal etc. were also implemented.

As a result of violation of Article 24, Paragraph 2 of the Air Pollution Control Act on June 24, 2014 for its M21 production process (IC production) and M22 production process (IC production), the Plant was on September 24, 2014 fined NT$200,000 by Environmental Protection Bureau of Kaohsiung City Government. Response measures: (1) Application for variation (change) to raise the volume of raw materials used. (2) Control of draw down of raw materials to ensure that the volume used did not exceed the approved volume.

(6) Kaohsiung K8 Plant

The Plant was duly fined NT$12,000 by Environmental Protection Bureau of Kaohsiung City Government on July 30, 2014 for violation of Trash Clearance Act on January 22, 2014. Response measures: (1) Change of trash clearance permit with addition of disposal means for D-1703: Interim treatment would be physical disposal. (2) When issuing triplicate notes upon clearance of waste, such triplicates would have to be issued in accordance with the type and volume of waste and disposal method in the trash clearance permit. (3) Formulation of Trash Clearance Contracts: Clearance tools, means and venues were all compliant with law.

As a result of violation on August 21, 2014 of Article 18 of the Water Pollution Control Act, the Plant was on November 11, 2014 fined NT$10,000 by Environmental Protection Bureau of Kaohsiung City Government. Response measures: Installation of released water flow-volume gauge in accordance with the Environmental Protection Bureau's requirements. The measure was also recorded in water-control documents.

As a result of violation on November 10, 2015 of Article 21, Paragraph 2 of the Water Pollution Control Act, the Plant was on December 14, 2015 fined NT$10,000 by Environmental Protection Bureau of Kaohsiung City Government. Response measures: Establishment of system for appointment of

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officers to ensure that resignation of personnel or changes in employment could be promptly noted.

(7) Kaohsiung K9 Plant

As a result of violation on December 17, 2013 of Articles 13 and 20 of the Employment Management Regulations of Environmental- Protection Dedicated Units or Personnel formulated pursuant to Article 21 of the Water Pollution Control Act, the Plant was on March 25, 2014 fined NT$30,000 by Environmental Protection Bureau of Kaohsiung City Government. Response measures: Coagulation of wastewater failed because of erroneous pipeline layout for production line chemicals. The pipeline layout was upgraded, with raw liquid being separately collection. Operating personnel also underwent training.

The Plant was duly fined NT$12,000 by Environmental Protection Bureau of Kaohsiung City Government on July 30, 2014 for violation of Trash Clearance Act on January 22, 2014. Response measures: (1) Comprehensive planning for waste lubricant (D-1703) temporary storage area. (2) Matters such as triplicate application for clearance, filing of waste production volume, and temporary storage and means of disposal etc. were also implemented.

As a result of violation on August 15, 2014 of Article 18 of the Water Pollution Control Act, the Plant was on November 10, 2014 fined NT$20,000 by Environmental Protection Bureau of Kaohsiung City Government. Response measures: (1) Proposed changes to water-treatment documents, including separation of unused troughs from the treatment process; they were labeled unused at the site. (2) Removal of restricted pipelines or addition of new pipelines in conjunction with removal of production machinery. Changes were also made to water-treatment documents.

(8) Kaohsiung K11 Plant

As a result of violation on February 11, 2014 of Article 7, Paragraph 1 of the Water Pollution Control Act and Article 2 of the Released Water Standard, the Plant was on February 12, 2014 fined NT$140,000 by Environmental Protection Bureau of Kaohsiung City Government. Response measures: 1Addition of real-time monitoring system to enable continuous monitoring of water quality. The system was also linked to set internal control standard within the monitoring system and could promptly trigger alarm. 2In the event of abnormality discharge of abnormal water volume would be cut off. It would also trigger emergency response mechanism (with report to the production unit) which is linked to competent authority. Abnormality emergency processes would also be carried out.

The Plant was duly fined NT$12,000 by Environmental Protection Bureau of Kaohsiung City Government on April 28, 2014 for violation of Trash Clearance Act on January 22, 2014. Response measures: The Plant management was required to list information filed on-line with such information requiring confirmation by environmental safety supervisor and records of such information retained.

As a result of violation of Article 24, Paragraph 2 of the Air Pollution Control Act on June 24, 2014 for its M03 production process (IC production), the Plant was on September 24, 2014 fined NT$100,000 by Environmental Protection Bureau of Kaohsiung City Government. Response measures: (1) Application for

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variation (change) to raise the volume of raw materials used. 2Control of draw down of raw materials to ensure that the volume used did not exceed the approved volume.

As a result of violation of Article 8, Paragraph 2 of the Regulations Governing Approval of Registration of Toxic Chemical Substances on December 18, 2015, the Plant was on February 26, 2016 fined NT$60,000 by Environmental Protection Bureau of Kaohsiung City Government. Response measures: Establishment of standard operating procedure for confirmation of basic information. Through controls in the system any changes in basic information would promptly captured and handled.

(9) Kaohsiung K12 Plant

As a result of violation on January 16, 2014 of Articles 4 and 29 of the Regulations Governing Water Pollution Control Measures and Filing of Inspection promulgated pursuant to Article 18 of the Water Pollution Control Act, the Plant was on March 25, 2014 fined NT$20,000 by Environmental Protection Bureau of Kaohsiung City Government. Response measures: 1. K12 Plant (Convex Crystal 2B) had already made fresh application to competent authority for changes to water-treatment measures. 2. It intended to increase the treatment volume from 1,500CMD originally to 4,750CMD.

The Plant was duly fined NT$12,000 by Environmental Protection Bureau of Kaohsiung City Government on July 30, 2014 for violation of Trash Clearance Act on January 22, 2014. Response measures: (1) K12 Plant had approved plan for waste lubricant (D-1703) temporary storage area. (2) Matters such as triplicate application for clearance, filing of waste production volume, and temporary storage and means of disposal etc. were also implemented.

As a result of violation of Article 24, Paragraph 2 of the Air Pollution Control Act on June 24, 2014 for its M01 production process (IC production) , the Plant was on September 24, 2014 fined NT$100,000 by Environmental Protection Bureau of Kaohsiung City Government. Response measures: 1Application for variation (change) to raise the volume of raw materials used. 2Control of draw down of raw materials to ensure that the volume used did not exceed the approved volume.

(10) Kaohsiung K22 Plant

As a result of violation of Article 24, Paragraph 2 of the Air Pollution Control Act on June 28, 2016, the Plant was on July 22, 2016 fined NT$100,000 by Environmental Protection Bureau of Kaohsiung City Government. Response measures: Strengthening of professional staff's concept of operating in accordance with permit.

As a result of violation of Article 5, Paragraph 2 of the Regulations Governing Approval of Registration of Toxic Chemical Substances on July 19, 2016, the Plant was on August 17, 2016 fined NT$60,000 by Environmental Protection Bureau of Kaohsiung City Government. Response measures: Establishment of standard operating procedure for confirmation of basic information. Through controls in the system any changes in basic information would promptly captured and handled.

Chungli Branch Company

The Environmental Protection Bureau of Taoyuan County Government had on January 16, 2014 ordered fine of NT$30,000 for breach on January 15, 2014

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of Article 31, Paragraph 1, Sub-paragraph 2 of the Trash Clearance Act. Response measures: (1) Made supplemental filing based on actual circumstances on the site. (2) Set standard system for raw materials.

The Environmental Protection Bureau of Taoyuan County Government had on March 28, 2014 ordered fine of NT$10,000 for breach on March 26, 2014 of Article 18 of Water Pollution Control Act. Response measures: Carried out changes to permit.

The Environmental Protection Bureau of Taoyuan County Government had on January 17, 2014 ordered fine of NT$30,000 for breach on January 15, 2014 of Article 31, Paragraph 1, Sub-paragraph 2 of the Trash Clearance Act. Response measures: (1) Made supplemental filing based on actual circumstances on the site. (2) Set standard system for raw materials.

The Environmental Protection Bureau of Taoyuan County Government had on March 27, 2014 ordered fine of NT$60,000 for breach on March 26, 2014 of Article 36 of the Trash Clearance Act. Response measures: Set comprehensive labels and records in compliance with regulations.

The Environmental Protection Bureau of Taoyuan County Government had on March 28, 2014 ordered fine of NT$10,000 for breach on March 26, 2014 of Article 18 of Water Pollution Control Act. Response measures: Made changes to permit in accordance with law.

The Environmental Protection Bureau of Taoyuan County Government had on January 15, 2014 ordered fine of NT$10,000 for breach on January 15, 2014 of Article 18 of the Water Pollution Control Act. Response measures: Made changes to permit in accordance with law.

The Environmental Protection Bureau of Taoyuan County Government had on January 20, 2014 ordered fine of NT$30,000 for breach on January 16, 2014 of Article 31, Paragraph 1, Sub-paragraph 2 of the Trash Clearance Act. Response measures: (1) Made supplemental filing based on actual circumstances on the site. (2) Set standard system for raw materials.

The Environmental Protection Bureau of Taoyuan County Government had on March 28, 2014 ordered fine of NT$10,000 for breach on March 26, 2014 of Article 18 of Water Pollution Control Act. Response measures: Made changes to permit in accordance with law.

The Environmental Protection Bureau of Taoyuan County Government had on January 21, 2014 ordered fine of NT$30,000 for breach on January 16, 2014 of Article 31, Paragraph 1, Sub-paragraph 2 of the Trash Clearance Act. Response measures: (1) Made supplemental filing based on actual circumstances on the site. (2) Set standard system for raw materials.

The Environmental Protection Bureau of Taoyuan County Government had on March 28, 2014 ordered fine of NT$10,000 for breach on March 26, 2014 of Article 18 of Water Pollution Control Act. Response measures: Made changes to permit in accordance with law.

The Environmental Protection Bureau of Taoyuan County Government had on January 15, 2014 ordered fine of NT$60,000 for breach on January 13, 2014 of Article 18 of Water Pollution Control Act. Response measures: (1) Changed operations in permit. (2) Revamped site road signs.

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The Environmental Protection Bureau of Taoyuan County Government had on February 14, 2014 ordered fine of NT$120,000 for breach on February 12, 2014 of Article 31, Paragraph 1, Sub-paragraph 2 of the Trash Clearance Act. Response measures: Made supplemental filing based on actual circumstances on the site.

The Environmental Protection Bureau of Taoyuan County Government had on February 20, 2014 ordered fine of NT$420,000 for breach on February 17, 2014 of Articles 18 and 31, Paragraph 1 of the Water Pollution Control Act. Response measures: (1) Change of permit, (2) strengthened monitoring and system improvement with daily review of changes in water quality and volume.

The Environmental Protection Bureau of Taoyuan County Government had on March 27, 2014 ordered fine of NT$60,000 for breach on March 26, 2014 of Article 36 of the Trash Clearance Act. Response measures: (1) Change of permit, (2) complete signs and records in compliance with regulations.

The Environmental Protection Bureau of Taoyuan County Government had on March 28, 2014 ordered fine of NT$60,000 for breach on March 26, 2014 of Articles 19 the Water Pollution Control Act (with Articles 14 and 18 of the said Act applying mutatis mutandis.) Response measures: 1Change of permit, 2increased rate of inspection.

The Environmental Protection Bureau of Taoyuan County Government had on September 4, 2015 ordered fine of NT$10,000 for breach on September 3, 2015 of Article 3, Paragraph 1, sub-paragraph 1 of the Trash Clearance Act by No. 5 Packaging and Testing Plant. Response measures: (1) Adjustment of water treatment volume. (2) Trash clearance plan changed in accordance with new water treatment volume.

The Environmental Protection Bureau of Taoyuan County Government had on September 4, 2015 ordered fine of NT$10,000 for breach on September 3, 2015 of Article 3, Paragraph 1, sub-paragraph 1 of the Trash Clearance Act by No. 6 Packaging and Testing Plant. Response measures: (1) Adjustment of water treatment volume. (2) Trash clearance plan changed in accordance with new water treatment volume.

The Environmental Protection Bureau of Taoyuan County Government had on November 24, 2015 ordered fine of NT$60,000 for breach on November 23, 2015 of Article 38, Paragraph 1 of the Trash Clearance Act. Response measures: (1) Communicated with customer on local trash clearance method. (2) All defective products that were to be returned to customer were shipped as "defective IC/wafer", with no action to be taken.

The Environmental Protection Bureau of Taoyuan County Government had on March 25, 2016 ordered fine of NT$147,000 for breach of Article 45, Paragraph 2 of the Water Pollution Control Act following an audit on November 17, 2015. Response measures: Strengthened monitoring of water quality, with simultaneous inspection and testing during audit.

Nantou Branch Company

The Environmental Protection Bureau of Nantou County Government had on January 22, 2014 ordered fine of NT$300,000 for breach on January 21, 2014 of Article 31, Paragraph 1, sub-paragraph 2 of the Trash Clearance Act.

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Response measures: (1) The wastewater storage permit was submitted for review by the Environmental Protection Bureau on January 7, 2014. On January 28, 2014 the Bureau requested additional documents. These documents were submitted to the Bureau on February 17, 2014. At present the permit documents are under review by the Bureau. (2) Filing of full-time offer was completed on January 31, 2014.

Total losses (including compensation) and penalties incurred by the company and its subsidiaries during the past 2 years until the date of printing of the Prospectus: The total amount penalties incurred in fiscal year 2014 was NT$2.464 million. The total amount of penalties incurred in fiscal year 2015 was NT$297,000. The total amount of penalties incurred in fiscal year 2016 until date of printing of Prospectus is NT$172,000.

5. Existing pollution and improvement/treatment thereof which will have an impact on company's profit, competitive position and capital expenses and major environmental-protection capital expenses during the next 2 years:

Nantou Branch Company Equipment for pollution control used in the 4th and part of the first floor of the building of "USI Incorporated" are all owned by USI; Nantou Branch Company does not have its won pollution control equipment or facilities. Therefore there has been no major maintenance or repair expenses for environmental protection equipment.

The following are the improvement plans and projected major environmentally-related capital expenses for the next 2 years for Kaohsiung Plant and Chungli Branch Company, and description of their impact on the company's profit, competitiveness and capital expenses:

Item	2016	2017
Proposed improvements:
(1) Improvement plan

(1) Renewal of ISO14001 environmental management system certification

(2) Reduction of greenhouse gas emission in accordance with ISO14064 greenhouse gas management system operation

(3) Promotion of eco-design of the company's products

(4) Continued implementation of ISO50001 energy management system

(5) Continued implementation of product carbon footprint and water footprint audit and verification

(6) Continued promotion of the company's sustainable development in conjunction with Taiwan Sustainable Innovation Forum

(7) Continued promotion of use of mass rapid transit system to reduce energy consumption and CO2 emission

(8) Introduction of energy-saving product and improvement of

(1) Renewal of ISO14001 environmental management system certification

(2) Reduction of greenhouse gas emission in accordance with ISO14064 greenhouse gas management system operation

(3) Promotion of eco-design of the company's products

(4) Continued implementation of ISO50001 energy management system

(5) Continued implementation of product carbon footprint and water footprint audit and verification

(6) Continued promotion of the company's sustainable development in conjunction with Taiwan Sustainable Innovation Forum

(7) Continued promotion of use of mass rapid transit system to reduce energy consumption and CO2 emission

(8) Introduction of energy-saving product and improvement of energy-saving projects

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energy-saving projects

(9) Clearance and improvement of wastewater control equipment, with strengthened volume and benefit of wastewater recovery

(10) Increased reclaimed water plant's recovery rate and recovery

(11) Replacement of filter materials in wastewater treatment sand column and active carbon column

(12) Construction of high-efficiency pollution control facilities

(13) Replacement of filtration materials in dust-collection equipment

(14) Replacement of filling materials and reduction of VOC volume for waste gas control equipment

(15) Reduction of waste materials and volume and recycling

(16) Reduction of weight and volume of sludge and recycling of metallic components

(17) Optimization of volume of chemicals used

(18) Prevention of odors in peripheral area

(19) Emergency response training and rehearsals

(20) Strengthened noise prevention and control

(21) 2015 Industrial Safety and Environmental Protection Month event

(22) Installation of new waste scrubbing column

(23) Installation of new dust-collection machine

(24) Maintenance of existing advance oxidation furnace

(25) Consideration of best viable treatment equipment for air pollution control

(26) Maintenance of existing zoelite rotor equipment

(27) Installation of new production process wastewater recovery system

(28) Maintenance of membrane in griding process wastewater recovery system

(29) Recycling of packaging materials

(30) Sludge collection system

(31) Exhaust collection system

(32) Introduction of sludge volume reduction plan

(9) Clearance and improvement of wastewater control equipment, with strengthened volume and benefit of wastewater recovery

(10) Increased reclaimed water plant's recovery rate and recovery

(11) Replacement of filter materials in wastewater treatment sand column and active carbon column

(12) Construction of high-efficiency pollution control facilities

(13) Replacement of filtration materials in dust-collection equipment

(14) Replacement of filling materials and reduction of VOC volume for waste gas control equipment

(15) Reduction of waste materials and volume and recycling

(16) Reduction of weight and volume of sludge and recycling of metallic components

(17) Optimization of volume of chemicals used

(18) Prevention of odors in peripheral area

(19) Emergency response training and rehearsals

(20) Strengthened noise prevention and control

(21) 2016 Industrial Safety and Environmental Protection Month event

(22) Installation of new waste scrubbing column

(23) Installation of new dust-collection machine

(24) Maintenance of existing advance oxidation furnace

(25) Consideration of best viable treatment equipment for air pollution control

(26) Maintenance of existing zoelite rotor equipment

(27) Installation of new production process wastewater recovery system

(28) Maintenance of membrane in griding process wastewater recovery system

(29) Recycling of packaging materials

(30) Sludge collection system

(31) Exhaust collection system

(32) Introduction of sludge volume reduction plan

(2) Proposed purchase of equipment or	(1) Implementation of improvement proposals by respective departments	(1) Implementation of improvement proposals by respective departments

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expenses on equipment as part of projected environmental protection-related capital expenses in next 2 years at their own initiative

(2) Installation of new wastewater/waste gas control equipment and improvement of existing ones

(3) Low-frequency noise control works

(4) Replacement of environmental-protection equipment

(5) Landscaping of surrounding environment

(6) Implementation of recovery of waste and discarded items and installation of volume-reduction equipment

(7) Use of energy-saving lighting and introduction of green energy source

(8) Installation of energy management monitoring system

(9) Improvement and expansion of reclaimed water recovery system

(10) Waste gas column scrubber

(11) High-efficiency oxidation equipment

(12) Maintenance of existing zoelite rotor equipment

(13) Best and most viable air pollution control equipment

(14) Dust-collection machine

(15) Wastewater recovery, filtration and distillation equipment

(16) Sludge drying equipment

(17) Purchase of sludge baking equipment

at their own initiative

(2) Installation of new wastewater and waste gas control equipment and improvement of existing ones

(3) Low-frequency noise control works

(4) Replacement of environmental-protection equipment

(5) Landscaping of surrounding environment

(6) Implementation of recovery of waste and discarded items and installation of volume-reduction equipment

(7) Use of energy-saving lighting and introduction of green energy source

(8) Installation of energy management monitoring system

(9) Improvement and expansion of reclaimed water recovery system

(10) Waste gas column scrubber

(11) High-efficiency oxidation equipment

(12) Maintenance of existing zoelite rotor equipment

(13) Best and most viable air pollution control equipment

(14) Dust-collection machine

(15) Wastewater recovery, filtration and distillation equipment

(16) Sludge drying equipment

(17) Purchase of sludge baking equipment

Projected Improvements

(1) Reduction of energy consumption and CO2 emission

(2) Control of odor at boundaries

(3) Extension of equipment lifespan

(4) Reduction of wastewater/waste/air pollutant volume and recovery of resources

(5) Reduction of noise in surrounding areas

(6) Reduction of energy consumption

(7) Improvement of level of comfort of work environment

(8) Recovery of water resources/reduction of volume of water used

(9) Control and monitoring of pollution

(1) Reduction of energy consumption and CO2 emission

(2) Control of odor at boundaries

(3) Extension of equipment lifespan

(4) Reduction of wastewater/waste/air pollutant volume and recovery of resources

(5) Reduction of noise in surrounding areas

(6) Reduction of energy consumption

(7) Improvement of level of comfort of work environment

(8) Recovery of water resources/reduction of volume of water used

(9) Control and monitoring of pollution

Expenses	NT$581,315,000	NT$1,242,715,000
(3) Impact after Improvement
Impact on net profit	Increase of about NT$65,335,000	Increase of about NT$101,855,000
Impact on	Corporate social responsibility (CSR)	Corporate social responsibility (CSR)

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competitiveness	and sustainable development An environmentally-friendly policy enhanced the company's corporate image, and was in conformity with the investors' objective for sustainable development of the company	and sustainable development An environmentally-friendly policy enhanced the company's corporate image, and was in conformity with the investors' objective for sustainable development of the company
Areas in which no response measures were taken	N/A	N/A

(5) Employees-employer relations

1. List of the company's employee welfare measures, further learning, training, retirement regulations and the status of their implementation, and employer-employee collective agreements, and various measures protecting employee rights

(1) Employee welfare

The company accepts solidarity between shareholders and employees. In the meeting of its Board of Directors held on January 14, 2016 a resolution was passed on amendment (the resolution would be submitted to the company's Shareholders Meeting on June 28, 2016 for approval) which provides for 5.25~8.25% of profits be set aside each year for the following: employee remuneration and comprehensive improvement of employees' cultural and leisure facilities including library, society events, annual tours, cultural and sporting competition etc. The above would give employees an opportunity to achieve balanced lifestyle. Other measures to strengthen employee benefit and employer-employee relationship include:

●	Free group medical insurance for employees and their family members

●	Full improvement of the plants' safety and sanitation in order to maintain a clean and comfortable environment

●	Regular or ad hoc employer-employee meetings

●	Establishment of plant environmental safety and health committee

●	Establishment of welfare committee to handle employee benefits

●	Self-service canteen and welfare society

●	Marriage gift, bereavement subsidy, hospitalization gift and study bursary

●	Comprehensive retirement system

●	Employee medical check

●	Share and cash bonus

●	Disbursement of benefits during major festivals

●	Employee tours and diverse items offered for purchase by employees

●	Employees on business trips entitled to travel insurance cover of NT$15 million

●	Free meals during public holidays

●	Establishment of employees' recreation and fitness center

●	Establishment of employee health clinic and physical fitness check center

●	Employee share-subscription warrants

(2) Employee learning and implementation

●	Employees who obtain educational qualification during their self-study could participate in education upgrading examinations. They would also be entitled to substantive salary increase.

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●	Provision of school cooperative program for employees; undertook "on-the-job" training bureau flagship plan.

(3) Employee training and implementation

●	Provided new recruits with orientation guide, professional training and new staff appraisal.

●	Designed and implemented supervision management skills training and career development.

●	Designed and implemented engineer professional skills training.

●	Provided employees with professional skills and second-skill training (OJT).

●	Cultivated company's internal speakers and trainers.

●	Designed and implemented industrial safety and environment-related training.

●	Provided employees opportunity to participate in external training or seminars.

●	To more effectively integrate the company's resources, the company had formulated "Rules on External Training and Subsidy for Certificates". The Rules consisted of 2 major sections: External training (department staff sent to outside training) and subsidy for certificates (subsidy for personal advancement through self-study). To encourage employees to carry out self-studying and acquisition of professional skills for personal advancement, the company engaged external training to supplement its internal training. A standardized review and post-training feedback mechanism was established to facilitate the company's external training system. Control by supervision was made easier by electronic external training and attendance systems.

●	The company's subsidy for an employee's self-study, depending on the employee's appointment ranking, ranged from NT$20,000 to NT$100,000 over 2 years. Such subsidy would be given out upon approval after the employee had at his cost registered and underwent course. Application would be to the Training Department along with submission of training certificate.

●	In 2015 ASE joined the Electronic Industry Citizenship Coalition (EICC). In keeping with EICC Code of Conduct as well as the concept of sustainable operation, while also promoting a sustainable supply chain for ASE and its suppliers, the company had in 2015 begun implemented EICC Code of Conduct in its education and training for employees and suppliers. To-date more than 20,000 persons in ASE's Kaohsiung Plant have undergone EICC training. Refresher training held at least once annually provided the means of disseminating information on latest laws and regulations to employees.

●	In 2015 ASE established its first corporate university, combining experts and academics in various fields to provide first-class training for senior managers. The total number of management course was 78 hours and such courses included strategic development, operation management, and team management. Total training was 3,744 man/hours.

●	In fiscal year 2015 the company's total training expenses for its employees was NT$17,150,359.

●	Certification mandated by competent authority and obtained by the company and employees involved in financial information transparency is as follows: One of the company's internal audit staff obtained the International Internal Auditor certificate from the International Internal Auditor Association.

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●	In fiscal year 2015 the company conducted more than 1,500 training classes (including on-line courses) involving 120,500 person/session for total training hours of 450,000 hours.

●	Type of training courses conducted by the company in fiscal year 2015:

New recruits: Orientation, foundation training and job guidance.

General training; Training courses on government laws and regulations and company policies etc.

Special skills training: Professional skills training required by the company's respective departments.

(4) Retirement system and implementation

●	Beginning in November 1986 the company had in place Labor Retirement Rules in compliance with Basic Labor Law. It also established a Labor Pensions Provision Supervisory Committee. Labor pension provisions were deposited on a monthly basis into the Bank of Taiwan for employees' withdrawal upon retirement.

●	Beginning in July 2005 the company had complied with the New Labor Pension Rules promulgated pursuant to the Labor Pensions Act, by setting aside on a monthly basis 6% into employees' special pensions account in the Bureau of Labor Insurance. Upon reaching the age of 60 employees can apply to withdraw their pensions from their personal pensions account.

●	Retirement conditions: An employee with a work tenure of more than 15 years, and the employee's age combined with his work tenure is 70 or above may apply for retirement.

(5) Labor agreement

●	The company has established communication channels (paper and electronic) for employees. The respective plants also regularly held employee forums to facilitate communication with employees. As such the company was not involved in labor disputes.

(6) Measures upholding employees' rights

●	The company protects employee's rights in accordance with Basic Labor Law.

●	The company provides a work environment with gender equality and that is free of sexual harassment in accordance with the Act of Gender Equality in Employment.

●	Measures by the company for raising employee welfare or rights compared with previous year:

Salary increase in the beginning of 2015.

The monthly operating performance incentive based on the company's operating performance was higher than that in the previous year.

Increase in the coverage of employee group insurance policy and employee health check items.

Increase in the number of societies in which employees could join.

Hosted various activities and competitions such as tree planting, participation in social welfare events, employee day, sporting events and calligraphy etc. to foster care for society and employees' physical and mental health.

●	Average salary adjustments by the company in fiscal year 2015: The company's policy is to directly or indirectly adjust employees' annual salary on a sustainable and steady basis.

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(7) Measures protecting work environment and employee's personal safety (measures taken by the company to prevent occupational injury)

●	Continued certification under OHSAS 18001 and TOSHMS.

●	Sustained operation of plant safety and health performance review, with annual awards for plants that achieved excellent performance.

●	Continued to strengthen the operation of contractor organization meeting, with annual awards for contractors which achieved excellent performance in safety and health.

●	Established plant health risk assessment model and implementation of health management system.

●	Implemented system for verification of hazards and risk assessment by respective departments and strengthened their safety and health improvement proposals.

●	Continued implementation of protection and improvement to machines.

●	Introduction of regulations of the National Fire Protection Association (NFPA) for new plants to strengthen their fire safety facilities.

●	Counseled main contractors on the establishment of proprietary safety and health management systems.

●	Continued implementation of practice to establish own OHSAS 18001 system by contractors and verification mechanism.

●	Establishment of team overseeing contractor's safety management.

●	Participation in the selection competition for National Labor Safety Awards organized by Council of Labor Affairs, Executive Yuan.

●	Participated in selection competition for Outstanding Unit for National Labor Safety & Health Awards organized by Council of Labor Affairs, Executive Yuan.

●	Site commander response drills conducted in high-risk areas in plants.

●	Continued strengthening of plants' safety protection for their machine and chemical systems.

●	Continued implementation of risk assessment and improvements for plants' surrounding areas to strengthen their fire safety.

●	Continued implementation of EICC Code of Conduct to regularize management and completed verification of implementation.

●	Continued implementation of the plants' safety culture assessment system in order to improve their safety culture.

●	Organized monthly health and safety culture events.

(8) Employee work regulations and code of ethics

●	Employees who held differing opinions were reminded to communicate with their supervisors in a sincere manner and at appropriate time and place. They were reminded not to express their views in a strong manner in the presence of visitors or others.

●	Meetings were required to be held punctually. Individuals who could not attend were required to appoint others to attend on their behalf. They should also inform others about documents to be prepared. The meeting's chairperson had to be informed.

●	If meetings with vendors crossed over lunch or dinner hours, employees could order take-away meals for vendors and claim reimbursement. Employees were prohibited from privately entertaining vendors.

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●	Employees were strictly forbidden from taking the company's products, spare parts or goods out of the processing sections. All goods that leave the plant area must be accompanied by bonded goods release form. Employees who failed to comply with the aforesaid would be dealt with in accordance with laws and regulations.

●	Employees were required to respect the company's reputation. They were forbidden from publishing their personal opinion on any matter involving the company without prior approval.

●	The company assiduously cultivated a culture of integrity and responsibility. In all operations employees should comply with the highest ethical standards.

2. Any loss suffered by the company due to labor disputes in the most recent two fiscal years and up to the date of publication of the Prospectus, and disclose an estimate for the amount of losses that have been incurred to date and may be incurred in the future, as well as response measures. If a reasonable estimate cannot be made, explain why not. None

2. Property, plants and equipment and other real estate:

(1) Self-owned assets:

1. Property, plant and equipment if the acquisition cost is 20 percent or more of the paid-in capital or NT$300 million or more:

November 30, 2016 Unit: NT$1,000%

Immovable Properties, Plant Buildings & Name of Equipment	Unit	Amount	Month and year of acquisition	Original cost	Revaluation gain	Non-depreciated balance	Utilization status			Insurance status	Encumbrances and any other restriction of rights
							Department Using	Rented	Idle
Plant	No.	1	2004/02	636,462	-	230,717	ASE Assembly & Test (Shanghai)	-	-	Insured	None
ASE Headquarters and R&D Center	Set	1	2014/05	345,625	-	324,633	ASE Assembly & Test (Shanghai)	-	-	Insured	None
LAND	EA	1	1997/10	496,229	-	496,229	ASE Korea	-	-	-	None
KS Plant phase 2 plant building (standard building)	No.	1	2012/12	438,180	-	390,824	ASE (Kunshan)	-	-	Insured	None
Civil construction of new plant buildings	No.	1	2009/11	549,468	-	357,424	ASEN Semiconductors (Suzhou)	-	-	Insured	None
LAND	EA	1	1999/07	1,429,881	-	1,429,881	Chungli Plant	-	-	-	None
1# civil construction cost	Building	1	2004/03	586,067	-	281,763	ASE (Shanghai)	-	-	Insured	None
2# civil construction cost	Building	1	2004/03	618,156	-	297,105	ASE (Shanghai)	-	-	Insured	None
Plant building for Shanghai No. 2 Plant/one main building consisting of several floors /including M&E, 1 each, CNY84,060,517.4	No.	1	2006/04	389,023	-	241,244	USI (Shanghai)	-	-	Insured	None
New plant CNY87169818.09	No.	1	2004/04	367,162	-	197,232	USI (Shanghai)	-	-	Insured	None

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Immovable Properties, Plant Buildings & Name of Equipment	Unit	Amount	Month and year of acquisition	Original cost	Revaluation gain	Non-depreciated balance	Utilization status			Insurance status	Encumbrances and any other restriction of rights
							Department Using	Rented	Idle
Nangang Plant land and factory buildings	Ping	Land: 5,575.68 Factory: 20,344.49	2000/03	970,146	-	453,165	Universal Scientific Industrial Co., Ltd.	V	V	Insured	None
Warehousing building - K7 No. 109, North Inner Ring Road	SET	1	2001/12	998,336	-	626,040	Kaohsiung Plant	-	-	Insured	None
K11 - Block B, car park at No. 30 Zhongyang Road (Hong Lai)	SET	1	2005/07	351,875	-	252,177	Kaohsiung Plant	-	-	Insured	None
K15 Yawei Plant - purchase of plant-structure building	SET	1	2010/09	398,144	-	336,763	Kaohsiung Plant	-	-	Insured	None
K22 Wastewater and recycled water system construction	SET	1	2016/02	308,854	-	297,272	Kaohsiung Plant	-	-	Insured	None

2. Idle real properties and the real properties which have been held for 5 fiscal years or more for investment purposes:

November 30, 2016 Unit: NT$ 1,000

Real Estate Name	Unit	Area:	Location	Acquisition Date: Year/Month	Acquisition Cost	Revaluation Increase in Value	Before depreciation and impairment Balance	Current value, appraised value or fair market value published	Future disposal or development plan
Nangang Plant land and factory buildings	Ping	Land: 5,575.68 Factory: 20,344.48	No. 330, Gongye Rd, Nantou City	2000/03	970,146	－	3,165	1,216,086	Regular evaluations on whether the book value has fallen, in preparation for disposal, expansion to the electronics assembly plant, or rental to other enterprises in the group, as needed. Currently the fifth floor has been rented to USI.

(2) Rental properties:

1. Financing lease (of an amount that is 20% of paid-up capital or NT$300 million): None.

2. Operating lease assets the rent amount of which exceeds NT$5 million a year:

November 30, 2016 Unit: USD'000

Asset Name	Unit	Amount	Lease Period	Rent		Lessor:	Calculation and Payment Method of Rent	Contractual Restrictions
Takahata factory lease	SET	1	2016/6/30~2020/5/31	JPY	8,650.81	Renesas Semiconductor Manufacturing	Agree Rent/Remittance Payment	None
L1 factory lease	SET	1	2016/1/1~2016/12/31	JPY	5,722.09	Yamagata Electronic Corporation	Agree Rent/Remittance Payment	None
L2 factory lease	SET	1	2016/1/1~2016/12/31	JPY	2,803.05	Yamagata Electronic Corporation	Agree Rent/Remittance Payment	None
Plant	Square meters	7,910.74	2014/7/16~2018/7/15	NTD	618.43	Orient Semiconductor Electronics Ltd.	Agree Rent/Remittance Payment	None
Plant	Square meters	4,355.8	2015/9/1~2018/8/31	NTD	523.00	ASE Inc.	Agree Rent/Remittance Payment	None

146

Plant	Square meters	4,509.66	2015/9/1~2018/8/31	NTD	541.00	ASE Inc.	Agree Rent/Remittance Payment	None
Plant	Square meters	4,558.5	2015/12/1~2018/11/30	NTD	546.00	ASE Inc.	Agree Rent/Remittance Payment	None
Plant	Square meters	6,900	2015/3/20~2018/12/31	CNY	394.29	ASE Assembly & Test (Shanghai) Limited	Agree Rent/Remittance Payment	None
Plant	Square meters	11,000	2014/11/24~2017/11/30	CNY	942.86	ASE Assembly & Test (Shanghai) Limited	Agree Rent/Remittance Payment	None
Plant	Square meters	2,420	2015/4/25~2018/4/30	CNY	209.50	ASE Assembly & Test (Shanghai) Limited	Agree Rent/Remittance Payment	None
Office	Square meters	2,300	2015/10/1~2018/9/30	CNY	138.00	ASE Assembly & Test (Shanghai) Limited	Agree Rent/Remittance Payment	None
Plant	Square meters	4,080	2016/5/1~2018/3/31	CNY	198.72	ASE (Kunshan)	Agree Rent/Remittance Payment	None
Plant	Square meters	41,827.93	2016/5/1~2018/3/31	CNY	597.61	ASE (Kunshan)	Agree Rent/Remittance Payment	None
Employee dormitory	Rooms	Calculated based on actual use	2015/12/1~2016/11/30	CNY	Calculated based on actual use	ASE (Kunshan)	Agree Rent/Remittance Payment	None
Employee dormitory	Rooms	Calculated based on actual use	2015/04/01~2017/04/30	CNY	Calculated based on actual use	ASE (Shanghai)	Agree Rent/Remittance Payment	None
Employee dormitory	Rooms	Calculated based on actual use	2015/5/1~2017/4/30	CNY	Calculated based on actual use	ASE (Shanghai)	Agree Rent/Remittance Payment	None
Employee dormitory	Rooms	Calculated based on actual use	2016/4/1~2016/3/31	CNY	Calculated based on actual use	ASE (Shanghai)	Agree Rent/Remittance Payment	None
Plant	Square meters	33,804	2013/12/01~2016/11/30	CNY	720.03	ASE Integrated Circuits (China)	Agree Rent/Remittance Payment	None
Office	Level	1	2013/11/1~2018/10/31	NTD	718.77	Century Development Corporation	Agree Rent/Remittance Payment	None
Office	Level	1	2013/11/1~2018/10/31	NTD	1,032.77	Century Development Corporation	Agree Rent/Remittance Payment	None
Office	Square meters	734.62	2014/3/1~2019/2/28	CNY	212.27	Shanghai Ting Gu Real Estate Company	Agree Rent/Remittance Payment	None
Employee dormitory	Buildings	1	2015/6/1~2017/5/31	NTD	450.00	Hong Yu Limited	Agree Rent/Remittance Payment	None
Employee dormitory	Rooms	Calculated based on actual use	2016/5/1~2017/4/30	CNY	Calculated based on actual use	Shenzhen Tianxiang Labor Paiqian Service Limited Company	Agree Rent/Remittance Payment	None
Handler	SET	1	2016/09/16~2017/03/15	NTD	1,400.00	Hon Technologies	Agree Rent/Remittance Payment	None
Tester	SET	1	2015/07/01~2018/06/30	USD	48.00	Gat Asset Taiwan Limited	Agree Rent/Remittance Payment	None
Tester	SET	1	2015/09/01~2018/08/31	USD	42.00	Gat Asset Taiwan Limited	Agree Rent/Remittance Payment	None
Tester	SET	1	2015/09/01~2018/08/31	USD	42.00	Gat Asset Taiwan Limited	Agree Rent/Remittance Payment	None
Tester	SET	1	2015/09/01~2018/08/31	USD	42.00	Gat Asset Taiwan Limited	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/04/02~2019/04/01	USD	15.00	Fan Tai Technology Company	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/04/02~2019/04/01	USD	15.00	Fan Tai Technology Company	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/04/02~2019/04/01	USD	15.00	Fan Tai Technology Company	Agree Rent/Remittance Payment	None

147

Tester	SET	1	2016/06/01~2019/05/31	USD	15.00	Fan Tai Technology Company	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/07/31	USD	22.05	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/07/31	USD	22.05	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/07/31	USD	21.85	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/07/31	USD	21.85	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/07/31	USD	21.85	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/07/01~2017/09/30	USD	20.98	Fan Tai Technology Company	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/07/01~2017/09/30	USD	20.98	Fan Tai Technology Company	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/07/01~2017/09/30	USD	20.98	Fan Tai Technology Company	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/07/01~2017/09/30	USD	20.98	Fan Tai Technology Company	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/07/01~2017/09/30	USD	20.98	Fan Tai Technology Company	Agree Rent/Remittance Payment	None
option	SET	1	2016/05/16~2017/05/15	USD	24.00	Test Advantage Capital Pte. Ltd.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/04/30	USD	19.22	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/04/30	USD	19.22	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/04/30	USD	19.22	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/04/30	USD	19.22	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/04/30	USD	19.22	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/03/31	USD	18.59	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/03/31	USD	18.59	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/03/31	USD	18.59	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/03/31	USD	18.59	ASE Inc.	Agree Rent/Remittance Payment	None
Tester	SET	1	2016/03/01~2017/03/31	USD	18.59	ASE Inc.	Agree Rent/Remittance Payment	None
UFLEX(SC3)	SET	1	2014/08/01~2017/07/31	USD	22.05	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
UFLEX(SC3)	SET	1	2014/08/01~2017/07/31	USD	22.05	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
UFLEX(SC3)	SET	1	2014/08/01~2017/07/31	USD	21.85	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None

148

UFLEX(SC3)	SET	1	2014/08/01~2017/07/31	USD	21.85	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
UFLEX(SC3)	SET	1	2014/08/01~2017/07/31	USD	21.85	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/04/30	USD	19.22	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/04/30	USD	19.22	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/04/30	USD	19.22	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/04/30	USD	19.22	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/04/30	USD	19.22	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/04/30	USD	19.22	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/04/30	USD	19.22	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/04/30	USD	19.22	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/04/30	USD	19.22	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/04/30	USD	19.22	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/03/31	USD	18.59	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/03/31	USD	18.59	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/03/31	USD	18.59	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/03/31	USD	18.59	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Uflex Tester	SET	1	2014/07/01~2017/03/31	USD	18.59	Teradyne (Asia) Pte Ltd	Agree Rent/Remittance Payment	None
Sigma FXP	SET	1	2016/02/01~2019/01/31	USD	19.43	SPTS Technologies Ltd	Agree Rent/Remittance Payment	None
FT_Tester_iFlex RF	Sets	1	2016/07~2016/12	USD	19.00	Test Advantage Capital PTE,Ltd	Agree Rent/Remittance Payment	None
FT_Tester_iFlex RF	Sets	1	2016/08~2017/01	USD	19.00	Test Advantage Capital PTE,Ltd	Agree Rent/Remittance Payment	None
FT_Tester_iFlex RF	Sets	1	2016/08~2017/01	USD	19.00	Test Advantage Capital PTE,Ltd	Agree Rent/Remittance Payment	None
FT_Tester_iFlex BB	Sets	1	2016/08~2017/01	USD	17.00	KeenHammer Tech Co., Ltd	Agree Rent/Remittance Payment	None
FT_Tester_iFlex RF	Sets	1	2016/07~2016/12	USD	19.00	Test Advantage Capital PTE,Ltd	Agree Rent/Remittance Payment	None
FT_Tester_iFlex RF	Sets	1	2016/08~2017/01	USD	19.00	Test Advantage Capital PTE,Ltd	Agree Rent/Remittance Payment	None
FT_Tester_iFlex RF	Sets	1	2016/08~2017/01	USD	19.00	Test Advantage Capital PTE,Ltd	Agree Rent/Remittance Payment	None

149

Plant	Square meters	7,290.18	2016/7/8~2017/7/7	CNY	149.45	Wuxi City New Distric Economy Development Group	Agree Rent/Remittance Payment	None
option	SET	1	2016/11/01~2017/04/30	USD	29	Hon Technologies	Agree Rent/Remittance Payment	None
Plant	Ping	8,446.07	2016/08/01~2019/07/31	NTD	1,047	ASE Inc.	Agree Rent/Remittance Payment	None
Plant	Ping	4,558.5	2016/05/01~2017/04/30	NTD	565	ASE Inc.	Agree Rent/Remittance Payment	None
Plant	Ping	4,558.5	2016/05/01~2017/04/30	NTD	547	ASE Inc.	Agree Rent/Remittance Payment	None
Plant	Ping	5,631.59	2016/11/01~2018/10/31	NTD	545	ASE Inc.	Agree Rent/Remittance Payment	None
Plant	Ping	5,631.59	2015/05/01~2017/04/30	NTD	545	ASE Inc.	Agree Rent/Remittance Payment	None
Company car rental	Sets	Calculated based on actual use	2016/6/1~2018/5/30	CNY	Calculated based on actual use	Shanghai Jin Xiang Auto Rental Service Company	Agree Rent/Remittance Payment	None
Plant	Square meters	7,594.01	2016/01/01~2018/12/31	NTD	911	ISE Labs, Inc.	Agree Rent/Remittance Payment	None
Plant	Square meters	5,240.68	2014/09/16~2017/08/31	NTD	628	ISE Labs, Inc.	Agree Rent/Remittance Payment	None
Plant	Square meters	5,241.99	2015/05/01~2017/04/30	NTD	629	ISE Labs, Inc.	Agree Rent/Remittance Payment	None
Plant	Square meters	5,208.68	2015/05/01~2017/04/30	NTD	625	ISE Labs, Inc.	Agree Rent/Remittance Payment	None
Plant	Square meters	8,991.06	2007/07/15~2017/07/14	NTD	820	Export Processing Zone Administration	Agree Rent/Remittance Payment	None
Plant	Square meters	1,3980.1	2014/10/16~2018/07/15	NTD	816	Orient Semiconductor Electronics Ltd.	Agree Rent/Remittance Payment	None
Plant	Square meters	5,943.64	2016/06/16~2018/06/15	NTD	1,228	LCY Chemical Corp.	Agree Rent/Remittance Payment	None
Land	Square meters	12,563.4	2015/07/01~2035/06/30	NTD	462	Export Processing Zone Administration	Agree Rent/Remittance Payment	None
Office	Square feet	40,200	10/1/10~09/30/20	USD	70	ISE Labs, Inc.	Agree Rent/Remittance Payment	None
Office	Square feet	4,070	01/01/14~12/31/16	USD	18	HTSG	Agree Rent/Remittance Payment	None

(3) Each plant's current condition and facility productivity ratio in the most recent 2 fiscal years:

1. Each plant's current condition:

November 30, 2016 Unit: ‘000 sq.ft./person

Item Plant	Building area	Number of employees	Types of production goods	Current use condition
Kaohsiung Plant	7,484	24,393	Packaging and testing products and BGA materials	Good
Chungli Plant	4,107	9,477	Packaging and testing products	Good
Nantou Plant	400	1,816	Packaging and electronic assembly products	Good
Shanghai Plant	5,900	11,448	Packaging/testing and electronic assembly products	Good

150

Item Plant	Building area	Number of employees	Types of production goods	Current use condition
Kaohsiung Plant	7,484	24,393	Packaging and testing products and BGA materials	Good
Chungli Plant	4,107	9,477	Packaging and testing products	Good
Nantou Plant	400	1,816	Packaging and electronic assembly products	Good
Shanghai Plant	5,900	11,448	Packaging/testing and electronic assembly products	Good
Suzhou Plant	433	1,648	Packaging and testing products	Good
Kunshan Plant	3,194	3,647	Packaging/testing and electronic assembly products	Good
Weihai Plant	759	1,589	Packaging and testing products	Good
Shenzhen Plant	683	3,860	Electronic assembly products	Good
Malaysia Plant	873	3,174	Packaging and testing products	Good
Singapore Plant	282	870	Packaging and testing products	Good
Korea Plant	1,079	2,909	Packaging and testing products	Good
Japan Plant	298	475	Packaging and testing products	Good
Mexico Plant	362	936	Electronic assembly products	Good

2. Facility productivity ratio in the most recent 2 fiscal years:

Unit: ‘000 pieces NT$1,000

Year Production Value	2014				2015
Core Products	Production Capacity	Production Volume	Production Capacity Utilization Rate	Production Value	Production Capacity	Production volume	Production Capacity Utilization Rate	Production Value
Packaging Products	32,937,997	28,656,057	87.00%	88,296,216	36,603,997	27,604,076	75.41%	86,258,770
Testing products (Note 1)	－	－	－	16,242,669	－	－	－	16,166,199
Electronic assembly products	500,805	465,749	93.00%	96,665,532	708,773	595,142	83.97%	128,808,721
Others (Note 2)	－	－	－	1,798,501	－	－	－	1,933,618
Total	33,438,802	29,121,806	－	203,002,918	37,312,730	28,199,218	－	233,167,308

Note 1: Pricing was based on testing hours, thus not able to disclose volume.

Note 2: Different unit of measurement, thus not able to disclose volume.

151

III. Reinvestment business

(1) Overview of reinvestment business:

September 30, 2016 Unit: NT$'000/Other currencies ('000), shares, %

Name of investment company:	Reinvestment business	Main business	Investment cost	Book value	Investment shares		Net equity	Market price	Accounting methods:	Return on investment in most recent year		The amount of company shares
					Number of shares	Equity ratio (%)				Investment gains and losses	Dividends
Advanced Semiconductor Engineering Inc.	A.S.E. Holding Limited	Professional investment activities	USD283,966	14,699,286	243,966	100%	14,963,730	－	Equity method	480,474	－	－
	J & R Holding Limited	Professional investment activities	USD479,693	48,364,435	435,128	100%	50,716,458	－	Equity method	2,049,623	－	46,703,763
	ASE Marketing & Service Japan Co., Ltd.	Marketing, sales and customer services in semiconductor assembly and testing industry	JPY60,000	34,002	1,200	100%	34,002	－	Equity method	2,082	－	－
	Omniquest Industrial Limited	Professional investment activities	USD250,504	11,106,064	250,504,067	71%	11,404,656	－	Equity method	198,948	－	－
	Innosource Limited	Professional investment activities	USD86,000	3,945,550	86,000,000	100%	3,941,738	－	Equity method	77,641	－	－
	Hung Ching Guang Company	Rental of remaining proprietary stalls and office building	390,470	324,959	35,497,273	27%	324,959	－	Equity method	(9,694)	－	－
	Hung Ching Development & Construction Co., Ltd.	Engagement of contractors to build residential and commercial properties for rental; sale and purchase of all types of building materials and import and export trade thereof; property lease introduction; interior design and renovation works	2,845,913	1,269,613	68,629,782	26%	1,937,156	1,170,138	Equity method	64,151	75,493	－
	ASE Test Inc.	Semiconductor testing services	20,698,867	28,539,072	1,131,452,502	100%	28,856,075	－	Equity method	2,883,511	2,624,970	10,978,776
	Universal Scientific Industrial Inc.	Professional investment activities	20,836,477	42,418,825	1,112,236,706	99%	40,924,589	－	Equity method	1,239,134	－	－
	LuZhu Development Inc.	Land and building development	1,366,238	1,334,886	131,961,457	67%	1,334,886	－	Equity method	(1,527)	－	－
	ASE Embedded Electronics Incorporated	Production and sale of embedded substrate for ICB	765,000	703,684	76,500,000	51%	376,736	－	Equity method	(4,274)	－	－

152

Advanced Semiconductor Engineering Inc.	Siliconware Precision Industries Co., Ltd.	Manufacture, processing, sale & purchase and testing services for various ICB packages	48,790,498	45,613,346	1,037,300,000	33%	21,400,373	48,753,100	Equity method	410,937	3,941,740	－
	Deca Technologies Inc.	Holding company, with Group carrying our manufacture, assembly, processing, testing and sale of semiconductors	USD59,882	1,892,542	98,489,803	22%	917,010	－	Equity method	Note 3	－	－
	Advanced Microelectronic Products, Inc.	OEM for wafer and ICB	178,861	11,453	33,308,452	17%	11,453	83,271	Equity method	(58,390)	－	－
ASE Test Inc.	Alto Enterprises Limited	Professional investment activities	USD188,000	4,240,162	188,000,000	100%	4,240,162	－	Equity method	Note 2	－	－
	Super Zone Holdings Limited	Professional investment activities	USD100,000	3,129,882	100,000,000	100%	3,129,882	－	Equity method	Note 2	－	－
	LuZhu Development Inc.	Land and building development	372,504	376,736	37,250,448	19%	376,836	－	Equity method	Note 2	－	－
	TLJ Intertech Inc.	Information Software Services.	89,998	89,624	2,119,080	60%	10,158	－	Equity method	Note 2	－	－
A.S.E. Holding Limited	ASE Test Limited	Professional investment activities	USD84,889	USD107,774	11,148,000	10%	USD99,208	－	Equity method	Note 2	－	88,200,472
	ASE Investment (Labuan) Inc.	Professional investment activities	USD168,643	USD343,234	168,642,842	70%	USD343,234	－	Equity method	Note 2	－	－
J & R Holding Limited	ASE Test Limited	Professional investment activities	USD964,524	USD1,072,382	98,276,087	90%	USD874,378	－	Equity method	Note 2	－	88,200,472
	Omniquest Industrial Limited	Professional investment activities	USD30,200	USD43,817	30,200,000	8%	USD43,817	－	Equity method	Note 2	－	－
	ASE (Nanzih) Inc.	Lease of all types of ICB packaging and testing equipment and lead frame equipment	USD51,344	USD31,885	170,000,006	100%	USD31,885	－	Equity method	Note 2	－	－
	ASE Japan Co., Ltd.	Packaging and manufacturing of ICB	USD25,606	USD86,492	7,200	100%	USD85,771	－	Equity method	Note 2	－	－

153

J & R Holding Limited	ASE (U.S.) Inc.	Marketing support and customer service etc.	USD4,600	USD12,693	1,000	100%	USD12,209	－	Equity method	Note 2	－	－
	Global Advanced Packaging Technology Limited, Cayman Islands	Professional investment activities	USD190,000	USD353,014	190,000,000	100%	USD340,338	－	Equity method	Note 2	－	－
	Anstock Limited	Professional investment activities	USD10	USD345	10,000	100%	USD345	－	Equity method	Note 2	－	－
	Anstock II Limited	Professional investment activities	USD10	USD189	10,000	100%	USD189	－	Equity method	Note 2	－	－
	Suzhou ASEN Semiconductor Co.,Ltd.	Assembly and testing of semiconductors and technical advisory services	USD21,600	USD78,302	－(Note 1)	60%	USD78,302	－	Equity method	Note 2	－	－
ASE Investment (Labuan) Inc.	ASE (Korea) Inc.	Manufacturing of electronic components and communication machinery	USD160,000	USD490,377	20,741,363	100%	USD484,981	－	Equity method	Note 2	－	－
ASE Test Limited	ASE Holdings (Singapore) Pte Ltd	Professional investment activities	USD65,520	USD146,168	71,428,902	100%	USD146,168	－	Equity method	Note 2	－	－
	ASE Test Holdings, Ltd.	Professional investment activities	USD222,399	USD100,347	5	100%	USD100,347	－	Equity method	Note 2	－	－
	ASE Investment (Labuan) Inc.	Professional investment activities	USD72,304	USD147,100	72,304,040	30%	USD147,100	－	Equity method	Note 2	－	－
	ASE Singapore Pte. Ltd.	Semiconductor testing services	USD55,815	USD157,950	30,100,000	100%	USD157,950	－	Equity method	Note 2	－	－
ASE Test Holdings, Ltd.	ISE Labs, Inc.	Semiconductor testing services	USD221,145	USD100,346	26,250,000	100%	USD100,346	－	Equity method	Note 2	－	－
ASE Holdings (Singapore) Pte Ltd	ASE Electronics (M) Sdn. Bhd.	Manufacture, assembly, reprocessing, testing and export of integrated circuits of various types.	USD60,000	USD146,168	159,715,000	100%	USD146,168	－	Equity method	Note 2	－	－
Omniquest Industrial Limited	ASE Corporation	Professional investment activities	USD352,784	USD515,094	352,784,067	100%	USD515,094	－	Equity method	Note 2	－	－
ASE Corporation	ASE Mauritius Inc.	Professional investment activities	USD217,800	USD385,060	217,800,000	100%	USD385,060	－	Equity method	Note 2	－	－
	ASE Labuan Inc.	Professional investment activities	USD126,184	USD129,983	126,184,067	100%	USD129,983	－	Equity method	Note 2	－	－

154

ASE Labuan Inc.	ASE Electronics Inc.	Wholesale and retail of electronic materials and international trade	USD125,813	USD129,416	398,981,900	100%	USD129,416	－	Equity method	Note 2	－	－
Innosource Limited	Omniquest Industrial Limited	Professional investment activities	USD74,000	USD107,407	74,000,000	21%	USD107,407	－	Equity method	Note 2	－	－
	ASE Electronic Components (Shanghai) Ltd.	Production and sale of new electronic components and provision of technical advisory services	USD12,000	USD18,298	－(Note 1)	100%	USD18,298	－	Equity method	Note 2	－	－
ASE (Shanghai)	ASE (Hong Kong)	Trade and related activities	USD1,000	USD8,810	－(Note 1)	100%	USD9,761	－	Equity method	Note 2	－	－
	USI Electronics Inc.	Design and manufacture of electronic products, manufacture and processing of new electronic components, high-performance motherboards for computers and wireless network communication components etc.	RMB12,900	RMB60,187	18,098,476	1%	RMB60,187	－	Equity method	Note 2	－	－
	Shanghai Ding Hui Real Estate Development Ltd.	Real estate project development, construction and commercial property sale and property management	RMB1,441,000	RMB1,619,453	－(Note 1)	40%	RMB1,619,453	－	Equity method	Note 2	－	－
Universal Scientific Industrial Inc.	Huntington Holdings International Co., Ltd.	Holding company	8,370,606	43,453,577	255,856,840	100%	43,453,577	－	Equity method	Note 2	－	－

155

Huntington Holdings International Co., Ltd.	Unitech Holdings International Co., Ltd.	Holding company	USD3,000	USD7,926	3,000,000	100%	USD7,926	－	Equity method	Note 2	－	－
	Real Tech Holdings Limited	Holding company	USD149,151	USD1,319,977	149,151,000	100%	USD1,319,977	－	Equity method	Note 2	－	－
	Universal ABIT Holding Co., Ltd.	Holding company	USD28,125	USD13	90,000,000	100%	USD13	－	Equity method	Note 2	－	－
	Rising Capital Investment Limited	Holding company	USD6,000	USD1,140	6,000,000	100%	USD1,140	－	Equity method	Note 2	－	－
	Rise Accord Limited	Holding company	USD2,000	USD150	20,000	100%	USD150	－	Equity method	Note 2	－	－

Real Tech Holdings Limited	USI Enterprise Limited	Investment consulting services and warehousing management	USD210,900	USD1,247,995	210,900,000	99.59%	USD1,247,995	－	Equity method	Note 2	－	－
	Huan Quan Electronics (Kunshan) Ltd.	Manufacture of computer auxiliary system and high-performance motherboards, wireless network communication card etc.	USD12,000	USD10,518	－(Note 1)	100%	USD10,518	－	Equity method	Note 2	－	－
USI Enterprise Limited	USI Electronics Inc.	Design and manufacture of electronic products, manufacture and processing of new electronic components, high-performance motherboards for computers and wireless network communication components etc.	USD251,163	USD840,269	1,683,749,126	77%	USD840,269	－	Equity method	Note 2	－	－

156

USI Electronics Inc.	Universal Global Technology Co., Limited	Holding company	CNY324,185	CNY1,736,583	390,000,000	100%	CNY1,736,583	－	Equity method	Note 2	－	－
	Huan Hong Electronics (Kunshan) Ltd.	Design and manufacturing services for electronic products	CNY250,000	RMB562,692	－(Note 1)	100%	RMB562,692	－	Equity method	Note 2	－	－
	Universal Global Electronics (Shanghai) Co., Ltd.	Research, development and manufacture of electronic components, new electronic components, high-performance computer motherboards, wireless network communication components, mobile communication products and modules, processing and maintenance of spare parts, sale of electronic products, communication products and spare parts, third-party logistics services, and import and export of goods and technology	CNY1,330,000	RMB628,297	－(Note 1)	100%	RMB628,297	－	Equity method	Note 2	－	－
	Universal Global Technology (Shanghai) Co., Ltd.	Sale of electronic components, computer hardware and software, communication equipment and accessories, third-party logistics services, goods and technology import and export, transshipment trade, inter-company trade in zone and trading agency	CNY50,000	RMB53,598	－(Note 1)	100%	RMB53,598	－	Equity method	Note 2	－	－
	USI Electronics (Shenzhen) Co., Ltd.	Design, manufacture and sale of computer motherboards and related peripherals and communication industry control products.	RMB292,812	RMB999,277	－(Note 1)	50%	RMB999,277	－	Equity method	Note 2	－	－

157

Universal Global Technology Co., Limited	USI Technology Ltd.	Trading and investment holding company	USD11,000	USD19,916	85,800,000	100%	USD19,916	－	Equity method	Note 2	－	－
	Universal Global Scientific Industrial Co., Ltd.	Manufacture, product design and research & development for cable communication equipment, wireless communication equipment, electronic components, computer and peripherals, automotive and spare parts	USD62,235	USD130,444	198,000,000	100%	USD130,444	－	Equity method	Note 2	－	－
	USI Japan Co., Ltd.	Manufacture and sale and purchase of computer and IT peripherals, ICB and electronic parts	USD885	USD893	6,400	100%	USD893	－	Equity method	Note 2	－	－
	Universal Scientific Industrial De Mexico S.A. De C.V.	Motherboard and computer system assembly	USD23,963	USD46,823	281,085,325	100%	USD46,823	－	Equity method	Note 2	－	－
	USI America Inc.	Assembly and manufacture of new motherboards, manufacture of wireless communication products, maintenance and repair services	USD9,500	USD5,518	250,000	100%	USD5,518	－	Equity method	Note 2	－	－
	USI Electronics (Shenzhen) Co., Ltd.	Design, manufacture and sale of computer motherboards and related peripherals and communication industry control products.	USD37,500	USD150,028	－(Note 1)	50%	USD150,028	－	Equity method	Note 2	－	－

158

ASE Mauritius Inc.	ASE (Shanghai)	Manufacture of semiconductor materials	USD140,542	USD326,017	－(Note 1)	100%	USD326,017	－	Equity method	Note 2	－	－
	ASE (Kunshan) Inc.	Manufacture of semiconductor materials and packaging and testing of semiconductor products	USD80,000	USD57,556	－(Note 1)	30%	USD57,556	－	Equity method	Note 2	－	－
ASE Investment (Kunshan) Inc.	ASE (Kunshan) Inc.	Manufacture of semiconductor materials and packaging and testing of semiconductor products	USD122,000	USD87,772	－(Note 1)	45%	USD87,772	－	Equity method	Note 2	－	－
Global Advanced Packaging Technology Limited, Cayman Islands	ASE Assembly and Test (Shanghai) Ltd.	Assembly and testing of semiconductor products	USD203,580	USD356,538	－(Note 1)	100%	USD356,538	－	Equity method	Note 2	－	－
ASE (Korea) Inc	ASE (Weihai)	Assembly and testing of general discretes	USD126,500	USD49,789	－(Note 1)	100%	USD49,789	－	Equity method	Note 2	－	－
ASE Assembly and Test (Shanghai) Ltd.	Wuxi Tongzhi Microelectronics Co., Ltd.	Assembly and testing of semiconductor products	RMB70,000	CNY93,489	－(Note 1)	100%	RMB93,489	－	Equity method	Note 2	－	－
	ASE Trading (Shanghai) Ltd.	Goods and technology import and export	CNY500	CNY444	－(Note 1)	100%	CNY444	－	Equity method	Note 2	－	－
	Shanghai Ding Hui Real Estate Development Ltd.	Real estate project development, construction and commercial property sale and property management	RMB2,242,500	RMB2,449,872	－(Note 1)	60%	RMB2,426,146	－	Equity method	Note 2	－	－

159

Shanghai Ding Hui Real Estate Development Ltd.	Shanghai Ding Qi Property Management Co., Ltd.	Property management, real estate agency	CNY1,000	CNY (867)	－(Note 1)	100%	CNY (867)	－	Equity method	Note 2	－	－
	Shanghai Ding Wei Real Estate Development Co., Ltd.	Real estate project development, construction and commercial property sale and property management	RMB1,548,000	CNY1,528,067	－(Note 1)	100%	CNY1,528,067	－	Equity method	Note 2	－	－
	Shanghai Ding Yu Real Estate Development Co., Ltd.	Real estate project development, construction and commercial property sale and property management	CNY1,100,000	CNY1,098,026	－(Note 1)	100%	CNY1,098,026	－	Equity method	Note 2	－	－
	Kun Shan Ding Hong Real Estate Development Co., Ltd.	Real estate project development, construction and commercial property sale and property management	CNY670,000	CNY667,079	－(Note 1)	100%	CNY667,079	－	Equity method	Note 2	－	－
	Kun Shan Ding Yue Real Estate Development Co., Ltd.	Real estate project development, construction and commercial property sale and property management	CNY330,000	CNY329,710	－(Note 1)	100%	CNY329,710	－	Equity method	Note 2	－	－

160

Super Zone Holdings Limited	ASE Circuit Manufacturing Co., Ltd. (China)	Semiconductor packaging and testing, after-sales service, consulting and factory building leasing	USD100,000	USD99,801	－(Note 1)	100%	USD99,801	－	Equity method	Note 2	－	－
Alto Enterprises Limited	ASE Investment (Kunshan) Inc.	Investment and holding company	USD122,000	USD87,718	－(Note 1)	100%	USD87,718	－	Equity method	Note 2	－	－
	ASE (Kunshan) Inc.	Manufacture of semiconductor materials and packaging and testing of semiconductor products	USD66,000	USD47,492	－(Note 1)	25%	USD47,492	－	Equity method	Note 2	－	－
Shanghai Ding Wei Real Estate Development Co., Ltd.	Shanghai Ding Fan Department Stores Co., Ltd.	Departmental store and trading	CNY1,500	CNY1,494	－(Note 1)	100%	CNY1,494	－	Equity method	Note 2	－	－
Universal Global Scientific Industrial Co., Ltd.	Universal Scientific Industrial Co., Ltd.	Manufacture, processing and sale and purchase of computer peripherals, Thick Film Hybrid Circuit, electronic components and accessories and personal computer and accessories	792,064	1,130,788	39,603,222	99%	886,154	－	Equity method	Note 2	－	－

Note 1: No stocks issued as it is limited company.

Note 2: Profit and loss of the said invested company have been included in those of its parent company.

Note 3: In July 2016 the company invested NT$1,934,062,000 (USD59,882,000) in 98,490,000 special shares issued by Deca at USD0.608 per share. After the said investment the company's shareholding percentage was 22%, giving it substantial influence on Deca.

161

(B) Comprehensive shareholding ratio:

September 30, 2016 Unit: Share %

Invested Company	Investment by the Company		Investments by directors, supervisors, managers and directly or indirectly controlled enterprises		Comprehensive investment
	Number of shares	Shareholding ratio (%)	Number of shares	Shareholding ratio (%)(Note 2)	Number of shares	Shareholding ratio (%)
A.S.E. Holding Limited	243,966	100%	－	－	243,966	100%
J & R Holding Limited	435,128	100%	－	－	435,128	100%
ASE Marketing & Service Japan Co., Ltd.	1,200	100%	－	－	1,200	100%
Omniquest Industrial Limited	250,504,067	71%	104,200,000	29%	354,704,067	100%
Innosource Limited	86,000,000	100%	－	－	86,000,000	100%
Hung Ching Guang Company	35,497,273	27%	82,494,545	64%	117,991,818	91%
Hung Ching Development & Construction Co. Ltd.	68,629,782	26%	63,580,900	25%	132,210,682	51%
Universal Scientific Industrial Co., Ltd.	－	－	39,603,222	77%	39,603,222	77%
ASE Test Inc.	1,131,452,502	100%	－	－	1,131,452,502	100%
USI	1,112,236,706	99%	－	－	1,112,236,706	99%
Lu Zhu Development Co., Ltd.	131,961,457	67%	37,250,448	19%	169,211,905	86%
Riyueyang Company	76,500,000	51%	－	－	76,500,000	51%
Siliconware Precision Industries Co., Ltd.	1,037,300,000	33%	－	－	1,037,300,000	33%
Deca Technologies Inc.	98,489,803	22%	－	－	98,489,803	22%
Advanced Microelectronic Products, Inc.	33,308,452	17%	10,000	－	33,318,452	17%
Alto Enterprises Limited	－	－	188,000,000	100%	188,000,000	100%
Super Zone Holdings Limited	－	－	100,000,000	100%	100,000,000	100%
TLJ Intertech Inc.	－	－	2,119,080	60%	2,119,080	60%
ASE Test Limited	－	－	109,424,087	100%	109,424,087	100%
ASE Investment (Labuan) Inc.	－	－	240,946,882	100%	240,946,882	100%
ASE Test Holdings, Ltd.	－	－	170,000,006	100%	170,000,006	100%
ASE Japan Co., Ltd.	－	－	7,200	100%	7,200	100%
ASE (U.S.) Inc.	－	－	1,000	100%	1,000	100%
Global Advanced Packaging Technology Limited, Cayman Islands	－	－	190,000,000	100%	190,000,000	100%
Anstock Limited	－	－	10,000	100%	10,000	100%
Anstock II Limited	－	－	10,000	100%	10,000	100%
ASE (Korea) Inc.	－	－	20,741,363	100%	20,741,363	100%
ASE Holdings (Singapore) Pte Ltd	－	－	71,428,902	100%	71,428,902	100%
ASE Test Holdings, Ltd.	－	－	5	100%	5	100%
ASE Singapore Pte. Ltd.	－	－	30,100,000	100%	30,100,000	100%
ISE Labs, Inc.	－	－	26,250,000	100%	26,250,000	100%

162

Invested Company	Investment by the Company		Investments by directors, supervisors, managers and directly or indirectly controlled enterprises		Comprehensive investment
	Number of shares	Shareholding ratio (%)	Number of shares	Shareholding ratio (%)(Note 2)	Number of shares	Shareholding ratio (%)
ASE Electronics (M) Sdn. Bhd.	－	－	159,715,000	100%	159,715,000	100%
ASE Corporation	－	－	352,784,067	100%	352,784,067	100%
ASE Mauritius Inc.	－	－	217,800,000	100%	217,800,000	100%
ASE Labuan Inc.	－	－	126,184,067	100%	126,184,067	100%
ASE Electronics Inc.	－	－	398,981,900	100%	398,981,900	100%
ASE (Hong Kong)	－	－	(Note)	100%	(Note)	100%
Huntington Holdings International Co., Ltd.	－	－	255,856,840	99%	255,856,840	99%
Unitech Holdings International Co., Ltd.	－	－	3,000,000	99%	3,000,000	99%
Real Tech Holdings Limited	－	－	149,151,000	99%	149,151,000	99%
Universal ABIT Holding Co., Ltd.	－	－	90,000,000	99%	90,000,000	99%
Rising Capital Investment Limited	－	－	6,000,000	99%	6,000,000	99%
Rise Accord Limited	－	－	20,000	99%	20,000	99%
USI Enterprise Limited	－	－	210,978,000	99.%	210,978,000	99.%
Universal Global Technology Co., Limited	－	－	390,000,000	77%	390,000,000	77%
USI (Shanghai)	－	－	85,800,000	77%	85,800,000	77%
USI	－	－	198,000,000	77%	198,000,000	77%
USI Japan Co., Ltd.	－	－	6,400	77%	6,400	77%
Universal Scientific Industrial De Mexico S.A. De C.V.	－	－	281,085,325	77%	281,085,325	77%
USI America Inc.	－	－	250,000	77%	250,000	77%
ASE (Shanghai) [ASE Global Semiconductor (Shanghai) Co.,Ltd]	－	－	(Note 1)	100%	(Note 1)	100%
ASE (Kunshan)	－	－	(Note 1)	100%	(Note 1)	100%
ASE Electronics Components (Shanghai) Co., Ltd.	－	－	(Note 1)	100%	(Note 1)	100%
ASE Assembly and Test (Shanghai) Ltd.	－	－	(Note 1)	100%	(Note 1)	100%
ASEN Semiconductors (Suzhou)	－	－	(Note 1)	60%	(Note 1)	60%
ASE (Weihai)	－	－	(Note 1)	100%	(Note 1)	100%
Shanghai Ding Hui Real Estate Development Co., Ltd.	－	－	(Note 1)	100%	(Note 1)	100%
Shanghai Ding Wei Real Estate Development Co., Ltd.	－	－	(Note 1)	100%	(Note 1)	100%
Shanghai Ding Yu Real Estate Development Co., Ltd.	－	－	(Note 1)	100%	(Note 1)	100%
Kunshan Ding Hong Real Estate Development Co., Ltd.	－	－	(Note 1)	100%	(Note 1)	100%
Kunshan Ding Yue Real Estate Development Co., Ltd.	－	－	(Note 1)	100%	(Note 1)	100%
ASE Integrated Circuit Manufacture (China) Co., Ltd.	－	－	(Note 1)	100%	(Note 1)	100%

163

Invested Company	Investment by the Company		Investments by directors, supervisors, managers and directly or indirectly controlled enterprises		Comprehensive investment
	Number of shares	Shareholding ratio (%)	Number of shares	Shareholding ratio (%)(Note 2)	Number of shares	Shareholding ratio (%)
ASE Investment (Kunshan) Co., Ltd.	－	－	(Note 1)	100%	(Note 1)	100%
Wuxi Tong Zhi Microelectronics Co., Ltd.	－	－	(Note 1)	100%	(Note 1)	100%
ASE Trading (Shanghai) Co., Ltd.	－	－	(Note 1)	100%	(Note 1)	100%
Shanghai Ding Qi Property Management Co., Ltd.	－	－	(Note 1)	100%	(Note 1)	100%
Shanghai Ding Fan Departmental Store Co., Ltd.	－	－	(Note 1)	100%	(Note 1)	100%
USI Electronics (Shenzhen) Co., Ltd.	－	－	(Note 1)	77%	(Note 1)	77%
USI (Shanghai)	－	－	1,701,847,602	77%	1,701,847,602	77%
Huan Quan Electronic Components (Kunshan) Co., Ltd.	－	－	(Note 1)	99%	(Note 1)	99%
USI (Kunshan)	－	－	(Note 1)	77%	(Note 1)	77%
Huan Wei Electronics (Shanghai) Co., Ltd.	－	－	(Note 1)	77%	(Note 1)	77%
Huan Hao Electronics (Shanghai) Co., Ltd.	－	－	(Note 1)	77%	(Note 1)	77%

Note 1: No stocks issued as it is limited company.

Note 2: Consolidated shareholding percentage for the whole group

(3) The status of the subsidiaries who have held or disposed of shares of this company during the most recent 2 fiscal years and up to the prospectus' publishing date and the status of the shares pledged, and setting forth the origin of capital and other influences on the company's financial performance and financial condition. There was no major impact on the company's financial performance and financial status.

Unit: (NT$1,000) Share %

Subsidiaries Name	Paid-up Capital (NTD)	Capital Source	Shareholding ratio of the company	Date of acquisition or disposal	Shares acquired and amount	Shares disposed and amount	Investment Profit and loss	Number of shares held as at the end of the year or the date of printing of Prospectus and amount	Pledge	Amount endorsed by the company for its subsidiaries	Amount loaned by the company to its subsidiaries
ASE Test Inc.	11,314,525	Acquired as a result of merger of ASE with ASE Materials and ASE Chungli and distribution of profit	100%	Obtained free placement for 2010 to 2012 in August 2004, partially disposed of in February 2010	－	－	－	End 2014: 10,978,776 shares Book value 418,291 Amount transfered to treasury stock 196,677	－	－	－
					－	－	－	End 2015: 10,978,776 shares Book value 417,193 Amount transfered to treasury stock 196,677	－	－	－
					－	－	－	End 2016 to date printing of Prospectus: 10,978,776 shares Book value 372,181 Amount transfered to treasury stock 196,677	－	－	－

164

Subsidiaries Name	Paid-up Capital (NTD)	Capital Source	Shareholding ratio of the company	Date of acquisition or disposal	Shares acquired and amount	Shares disposed and amount	Investment Profit and loss	Number of shares held as at the end of the year or the date of printing of Prospectus and amount	Pledge	Amount endorsed by the company for its subsidiaries	Amount loaned by the company to its subsidiaries
ASE Test Ltd.	659,075	Acquired as a result of merger of ASE with ASE Materials and ASE Chungli and distribution of profit	100%	Obtained free placement for 2010 to 2012 in August 2004, partially disposed of in February 2010	－	－	－	End 2014: 88,200,472 shares (Note) Book value 3,360,438 Amount transfered to treasury stock 1,380,721	－	－	－
					－	－	－	End 2015: 88,200,472 shares (Note) Book value 3,351,618 Amount transfered to treasury stock 1,380,721	－	－	－
					－	－	－	End 2016 to date printing of Prospectus: 88,200,472 shares (Note) Book value 2,989,996 Amount transfered to treasury stock 1,380,721	－	－	－
J&R Holding Ltd. (Bermuda)	13,907,259	Acquired as a result of merger of ASE with ASE Materials and ASE Chungli and distribution of profit	100%	Obtained free placement for 2010 to 2012 in August 2004, partially disposed of in February 2010	－	－	－	End 2014: 46,703,763 shares Book value 1,779,413 Amount transfered to treasury stock 381,709	－	－	－
					－	－	－	End 2015: 46,703,763 shares Book value 1,774,743 Amount transfered to treasury stock 381,709	－	－	－
					－	－	－	End 2016 to date printing of Prospectus: 46,703,763 shares Book value 1,583,258 Amount transfered to treasury stock 381,709	－	－	－

Note: In compliance with local regulations ASE Test Ltd. placed 88,200,472 of the company's shares acquired by it to CTBC

(4) Any occurrences of the situations of Article 185 of the Company Act, or transferring part of the business operation or results of the research and development to a subsidiary during the most recent 2 fiscal years and up to the prospectus' publishing date, the status of waiving subscription rights to the cash capital increase in the subsidiary company, the name of the subscribing counter party, and the relationship with the company, the directors, supervisors and shareholders who hold more than 10 percent of the outstanding shares, and the number of the subscribed shares shall be disclosed. None

4. Important contracts

Nature of contract	Contracting parties	Start and end dates of the contract	Content	Restrictive Terms
Syndicated contracts	4 banks including Bank of Taiwan	2013.07-2018.07	Long-term USD loan contracts

Restrictions on financial ratio are as follows:

1. Current ratio not less than 100%.

2. Debt ratio no higher than 160%.

3. Interest cover ratio not less than 280%.

4. Net value of tangible assets not lower than NTD75 billion.

165

Patent contracts	FUJITSU LIMITED	1998.04.13- 2017.04.12	Patent Licensing	Not to disclose the terms and conditions in this contract to any third party within 5 years of its cessation or termination (confidentiality clause)
Patent contracts	FLIP CHIP INTERNATIONAL, LLC. (FOC/RDL) (ULCSP)	2008.03.07- Expiration date of licensed patented technology	Patent Licensing	Not to disclose the terms and conditions in this contract to any third party before its expiration date (confidentiality clause)
Patent contracts	Mitsui High-tec, Inc.	2007.06.25- 2017.06.24	Patent Licensing	Not to disclose the terms and conditions in this contract to any third party before its expiration date (confidentiality clause)
Patent contracts	Infineon Technologies AG	2007.11.06- 2017.11.05	Patent Licensing	Not to disclose the terms and conditions in this contract to any third party before its expiration date (confidentiality clause)
Patent contracts	Infineon Technologies AG	2013.04.11 - Expiration date of licensed patented technology	Patent Licensing	Not to disclose the terms and conditions in this contract to any third party (confidentiality clause)
Patent contracts	Siliconware Precision Industries Co., Ltd. and its related enterprises	2009.05.10 - Expiration date of licensed patented technology	Patent Licensing	Not to disclose the terms and conditions in this contract to any third party (confidentiality clause)
Patent contracts	STATs Chippac Ltd.	2012.01.01- 2016.12.31	Patent Licensing	Not to disclose the terms and conditions in this contract to any third party (confidentiality clause)
Technology and patent contracts	TDK Corporation	2015.12.3 - until the patent rights and proprietary knowledge of TDK SESUB technology have expired	Technology and patent contracts	Not to disclose the terms and conditions in this contract to any third party (confidentiality clause)
Technology and patent contracts	DECA TECHNOLOGIES INC.	2016.01.13- 2026.01.13	Technology and patent contracts	Not to disclose the terms and conditions in this contract to any third party (confidentiality clause)
Land leasing contract	Export Processing Zone Administration, MOEA	2013.02.01- 2035.12.31	Land lease	No conversion to activities not related to business operation during the term of the leasing contract; payment of rental continues pursuant to contract
Joint share conversion agreement	Siliconware Precision Industries Co., Ltd.	2016.06.30- 2017.12.31.	The company entered into a joint share conversion agreement with Siliconware Precision Industries Co., Ltd. for the purpose of formation of industry holding company.

If the transaction in question cannot be completed or settled on the date of final transaction as a result of non-fulfillment of its conditions precedent, it shall be automatically terminated at zero hours of the date following the final transaction date, unless otherwise provided in the agreement.

Not to disclose the terms and conditions in this contract to any third party (confidentiality clause)

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III. Issuance Plans and Implementation

A. The items that shall be included in the analysis regarding the allocation plan for capital raised through the previous cash capital increase, issuance of new shares to carry out a merger or acquisition, or to accept transfer of shares of another company; or issuance of corporate bonds:

As at to-date the company has not issued securities for private placement. Previous fundraising and issuance of securities by the company involved only the fourth tranche of unsecured convertible corporate bonds issued overseas in July 2015. The completion of the funds raised was slightly later than its projected time. Furthermore during the second half of 2015 the semiconductor industry was affected by liquidation of excess inventory. Thus the industry's capital expenses tended to be conservative. During the first half of 2016 the overall semiconductor industry suffered from a lack of demand due to shortage of terminal products. As a result the company adopted a prudent and conservative approach for its procurement and payment schedule in relation to capital expenses. Thus expenses lagged behind projected expenses. With machinery and equipment being pt in place, the company continued to make payment in the second half of 2016 in accordance with procurement terms. As at the end of November 2016, 90.39% of such payments have been made. Except for the outstanding items, all other procurement plans have been completed. Previous fundraising and issuance of securities with the actual completion date that is less than 3 years from the current filing include the third tranche of foreign unsecured convertible corporate bonds and share capital cash increase in 2013, the fourth tranche of unsecured convertible corporate bonds issued overseas in 2015 and the first tranche of unsecured ordinary corporate bonds issued in 2015. The said programs and their implementation are set out below:

Report on the Company's third issue of foreign unsecured convertible corporate bonds.

1. Content of the project:

(1) Date and document number of approval issued by the competent authority of the industry: Tai-Yang-Wai-Wu-Zi-1020030332 of the Central Bank dated July 26, and Jin-Guan-Zheng-Fa-Zi-10200309101 of the Financial Supervisory Commission dated August 15, 2013.

(2) The total amount of funds required under the Project: USD400,000,000, based on an exchange rate of NTD30: 1, the amount is about NTD12,000,000,000.

(3) Source of funds: Issuance of foreign unsecured convertible corporate bonds for a total amount of USD400,000,000 (about NTD12,000,000,000)

B. Project item, expected fund utilization and anticipated benefit

(1) Project item and expected fund utilization

Unit: NTD/USD '000

(Based on USD/ (NTD conversion rate of 1: 30)

Project items	Expected Completion Date	Total funding needed		Anticipated fund utilization
				2013	2014
				4Q	1Q
Purchase of materials using foreign currency	2014Q1	USD	400,000	260,626	139,374
		NTD	12,000,000	7,818,780	4,181,220
Total		USD	400,000	260,626	139,374
		NTD	12,000,000	7,818,780	4,181,220

(2) Anticipated benefit:

(1) Injection of mid- to long-term operating capital in order to increase scale of operation. If calculated based on USD-denominated bank loan interest rate of

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1.11%, there would be a saving of interest expense of USD4,440,000, or about NTD133,200,000 annually (tentatively based on exchange rate of USD to NTD of 1: 30.)

2. Reduction of exchange rate fluctuation risk, in particular for payment in foreign currency for purchase of materials.

A. Fund utilization and project implementation status

Unit: USD'000%

Project items	Implementation status:			Ahead or behind schedule Reasons and improvement plans
Purchase of materials using foreign currency	Expended amount	Expected	400,000	As the company had effectively controlled its inventory of raw materials, its actual expenses on materials to be paid in foreign currency were behind schedule. As as 2014Q2 all purchases had been implemented. Despite being behind schedule there was no major irregularity.
		Actual	400,000
	Implementation (%)	Expected	100%
		Actual	100%

As at 2014Q2 information on the company's fund utilization for the said fundraising project had been entered in the Market Observation Post System in accordance with regulations. In addition the project has been completed with no major irregularities.

4. Appraisal of benefit

Unit: (NT$1,000) %

Year Item		June 30, 2013 (Before fundraising)	September 30, 2013 (After fundraising)	June 30, 2014 (After fundraising)
Basic financial information	Current liabilities	51,341,442	51,325,274	55,666,748
	Total liabilities	90,501,000	100,450,735	104,266,432
	Operating revenue	37,700,420	59,707,645	43,443,038
	Gross operating profit	9,111,204	15,153,575	12,303,876
	Interest expense	341,110	536,112	504,264
	Earnings per share	0.79	1.36	1.08
Financial structure	Debt-to-assets ratio (%)	45.39%	46.38%	45.98%
	Long-term fund to fixed assets ratio (%)	247.84%	263.27%	251.38%
Solvency	Current ratio (%)	42.00%	69.18%	59.20%
	Quick ratio (%)	32.76%	60.81%	50.24%

The company had completed fundraising in 2013Q3. Although operating revenue from 2013Q3 and the first half of 2014 showed growth compared to before the fundraising, the company had actually controlled its inventory of raw materials. As such its actual expenditure on purchase of raw materials denominated in foreign currency was slightly behind the original schedule. As at 2014Q2 the funds raised under the project amounting to USD400,000,000 (about NTD12,000,000,000) had been fully utilized. With regard to the company's financial structure after completion of the

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fundraising, the company's debt-asset ratio rose slightly from 45.39% at the end of June 2013 to 45.98% at the end of June 2014. The main reasons were that the project involved issuance of foreign unsecured convertible corporate bonds, and that demand was high during the first half of 2014. Thus in order to meet overwhelming demand during the second half of the year, the company had to increase its reserve of materials. This in turn led to increase in demand for operating capital, and loan amounts and accounts payable on the books increased, thereby increasing total debt amount. Furthermore long-term fund to fixed assets ratio rose from 247.84% at the end of June 2013 to 251.38% at the end of June 2014. In terms of debt-repayment ability, current ratio rose from 42.00% as at the end of June 2013 to 59.20% as at the end of June 2014, and quick ratio rose from 32.76% as at the end of June 2013 to 50.24% as at the end of June 2014. Operating income, operating margin and earnings per share all rose compared to before the fundraising. Upon completion of the fundraising project except for slight increase in its debt ratio, the company's financial structure and debt-repayment ability saw an improvement. Furthermore, the operating performance of the Company also showed improvement compared to before the fundraising. This is indication of the fundraising project's benefit of improving the company's financial structure and debt-repayment ability.

As indicated in the Table below, the company's interest expense during the first half of 2014 saw an increase of NTD168,247,000 compared to the same period in the previous year. This is because of increased operation during the first half of 2014, with the company's operating revenue increasing 15.23% over the same period last year, As a result of increased in operating demand during the second half of the year the company had to increase its reserve of materials. This had the effect of increased demand in operating capital, which in turn led to increase in overall loan. Therefore interest expense actually rose compared with the same period in 2013. Since the funds raised under the project were all used on purchase of raw materials denominated in foreign currency, the company actually benefited by saving interest rate expense.

Unit: NT$ 1,000

Year Item	2013H1 (Before fundraising)	2014H1 (After fundraising)
Interest expense	270,084	438,331

(2) 2013 issue of new shares for cash

1. Content of the project:

(1) Date and document number of approval issued by the competent authority of the industry: In accordance with the Financial Supervisory Commission's letter, Jin-Guan-Zheng-Fa No. 1020030910 on August 15, 2013.

(2) The total amount of funds required under the Project: NTD4,000,000,000

(3) Source of funds:

A. Issuance of 130,000 new ordinary shares for cash. The denomination was NTD10 per share, and the issue price was NTD26.10 per share. A total of NTD3,393,000,000 had been raised.

B. Others: Cash in hand or bank loan of NTD607,000,000.

2. Project item, expected fund utilization and anticipated benefit

(1) Project item and expected fund utilization

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Unit: NT$ 1,000

Project items	Expected date of completion	Total funding needed	Anticipated fund use progress
			2013	2014
			Quarter 4 (Q4)	Quarter 1 (Q1)	Quarter 2 (Q2)
Purchase of machinery and equipment	2014Q2	4,000,000	750,000	650,000	2,600,000
Total		4,000,000	750,000	650,000	2,600,000

(2) Anticipated benefit:

Unit: '000 pieces NT$ 1,000

Year	Item	Output Volume	Sales Volume	Operating revenue	Gross operating profit	Net operating profit
2014	Purchase of machinery and equipment	896,756	896,756	3,040,000	663,024	328,624
2015		1,793,511	1,793,511	6,080,000	1,326,048	657,248
2016		1,933,405	1,933,405	6,226,528	1,371,777	686,859
2017		2,084,211	2,084,211	6,376,587	1,418,608	717,184
Total		6,707,883	6,707,883	21,723,115	4,779,457	2,389,915

3. Fund utilization and project implementation status

Unit: USD'000%

Project items	Implementation status:			Ahead or behind schedule Reasons and improvement plans
Purchase of machinery and equipment	Expended amount	Expected	4,000,000	The company had used utilized the entire amount of funds raised on purchase of machinery and equipment. The project was competed in 2014Q2 according to schedule.
		Actual	4,000,000
	Implementation (%)	Expected	100%
		Actual	100%

The fund utilization program was completed in 2104Q2 in accordance with schedule. All information was set out in the Quarterly Report entered into the Internet system.

4. Appraisal of benefit

Unit: '000 pieces NT$ 1,000

Year	Item		Output Volume	Sales Volume	Operating revenue	Gross profit	Net operating profit
2014	Purchase of machinery and equipment	Estimated number	896,756	896,756	3,040,000	663,024	328,624
		Actual number	787,500	787,500	2,520,000	826,236	549,036
		Achievement Rate	87.82%	87.82%	82.89%	124.62%	167.07%
2015		Estimated number	1,793,511	1,793,511	6,080,000	1,326,048	657,248
		Actual number	2,891,372	2,891,372	6,482,389	1,706,150	1,144,431
		Achievement Rate	161.21%	161.21%	106.62%	128.66%	174.12%
2016		Estimated number	1,933,405	1,933,405	6,226,528	1,371,777	686,859
		Actual number (note)	2,141,059	2,141,059	4,741,099	1,414,282	999,759
		Achievement Rate	110.74%	110.74%	76.14%	103.10%	145.56%

Note: Until end of November 2016.

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 Purchase of machinery and equipment by the company was in anticipation of future business growth. Thus the machinery and equipment purchased during this exercise were advance semiconductor assembly and testing equipment, with such equipment being added to production in stages. Official production was expected to begin in 2014Q3. The increase in production volume, sales volume, operating income, gross operating profit and net operating profit for the company's assembly and testing products in 2014Q3 after commencement of production were respectively: 787,500,000 units, 787,500,000 units, NTD2,520,000,000, NTD826,236,000 and NTD549,036,000, with achievement rate respectively of 87.82%, 87.82%, 82.89%, 124.62% and 167.07%. The achievement rate of over 80% for production volume, sales volume and operating revenue was considered excellent. In addition the achievement rate for gross operating profit and net operating profit was also good since the orders' gross profit was higher than that originally estimated, with the company also exercising effective control of expenses. The increase in production volume, sales volume, operating income, gross operating profit and net operating profit for the company's assembly and testing products in 2015 after commencement of production were respectively: 2,891,372,000 units, 2,891,372,000 units, NTD6,482,389,000, NTD1,706,150,000 and NTD1,144,431,000, with achievement rate respectively of 161.21%, 161.21%, 106.62%, 128.66% and 174.12%, which were considered excellent. Furthermore the increase in production volume, sales volume, operating income, gross operating profit and net operating profit for the company's assembly and testing products as at the end of November 2016 after commencement of production were respectively: 2,141,059,000 units, 2,141,059,000 units, NTD4,741,099,000, NTD1,414,282,000 and NTD999,759,000, with achievement rate respectively of 110.74%, 110.74%, 76.14%, 103.10% and 145.56%. As a result of adjustment in product combination the achievement rate for operating revenue was lower than that of gross operating profit. IN addition gross operating profit and net operating profit were excellent as gross profit from orders was higher than expected estimated gross profit margin as well as due to effective control of expenses. In conclusion the benefit from the company's 2013 issuance of new shares for cash injection for use in purchase of new machinery and equipment was apparent.

(3) Report on the Company's fourth issue of foreign non-guaranteed convertible corporate bonds in 2015

1. Content of the project:

(1) Date and document number of approval issued by the competent authority of the industry: Tai-Yang-Wai-Wu-Zi-1040019282 of the Central Bank dated May 15, 2015 and Jin-Guan-Zheng-Fa-Zi-1040020328 of the Financial Supervisory Commission dated June 3, 2015.

(2) The total amount of funds required under the Project: USD220,000,000 or about NTD6,886,000,000. (based on an exchange rate of NTD31.3: USD1.)

(3) Source of funds:

A. Issuance of foreign unsecured convertible corporate bonds for the amount of USD200,000,000, or about NTD6,260,000,000. (based on an exchange rate of NTD31.3: USD1.)

B. Others: Cash in hand or bank loan amounting to USD200,000,000, or about NTD626,000,000. (based on an exchange rate of NTD31.3: USD1.)

2. Project item, expected fund utilization and anticipated benefit

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(1) Project item and expected fund utilization

Unit: NTD/USD '000

 (Tentative exchange rate of USD- NTD at 1: 31.3.)

Project items	Expected Completion Date	Total funding needed		Anticipated fund use progress
				2015		2016
				Quarter 3 (Q3)	Quarter 4 (Q4)	Quarter 1 (Q1)
Purchase of machinery and equipment	2016 Quarter 1 (Q1)	USD	220,000	78,081	113,835	28,084
		NTD	6,886,000	2,443,935	3,563,036	879,029
Total		USD	220,000	78,081	113,835	28,084
		NTD	6,886,000	2,443,935	3,563,036	879,029

(2) Anticipated benefit:

In anticipation of future business growth, the company planned to purchase semiconductor assembly and testing machinery and equipment for its Kaohsiung Plant. The company projected increase in operating revenue, gross operating profit and net operating profit in 2016~2019 to be NTD17,610,794,000, NTD4,937,175,000 and NTD2,999,988,000 respectively.

3. Fund utilization and project implementation status

Unit: NT$ 1,000

Project items	Status of implementation as at the end of November 2016			The reason that the project is ahead of or behind schedule and improvement plan
Purchase of machinery and equipment	Expended amount	Expected	6,886,000	The company originally projected cumulative expenses as at 2016Q1 to be USD220,000,000 (about NTD6,886,000,000), and projected implementation progress to be 100.00%. However as at the end of November 2016 the company's actual cumulative expenses were USD198,850,000 (about NTD6,224,003,000), giving an actual cumulative implementation rate of 90.39%. The implementation was behind schedule mainly because the funds were in place on July 2, 2015 which was after the expected date. In addition the semiconductor industry was affected by moves to cut down inventory during the second half of 2015, thus causing the company to adopt a conservative approach for its expenditure. During the first half of 2016 the overall semiconductor
		Actual	6,224,003
	Implementation (%)	Expected	100.00%
		Actual	90.39%
Total	Expended amount	Expected	6,886,000
		Actual	6,224,003

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Project items	Status of implementation as at the end of November 2016			The reason that the project is ahead of or behind schedule and improvement plan
	Implementation (%)	Expected	100.00%	industry suffered from a lack of demand due to shortage of terminal products. As a result the company adopted a prudent and conservative approach for its procurement and payment schedule in relation to capital expenses. Thus expenses lagged behind projected expenses. During the second half of 2016 the machinery and equipment were duly delivered and the company made payment in accordance with the payment terms. In summary, although the implementation of fund disbursement was slightly behind schedule the company came to the conclusion upon assessment that this was mainly due to changes in the semiconductor industry chain, albeit with no major irregularity.
		Actual	90.39%

As at the end of November 2016 the cumulative amount originally projected by the company for purchase of machinery and equipment was NTD6,886,000,00 with implementation level of 100.00%. However the actual cumulative expenses of NTD6,224,003,000, with implementation of 90.39%. This was mainly because the time for overseas underwriting was longer than originally expected, with funds raised behind schedule. Thus fund utilization was also behind schedule. Moreover weak demand for terminal devices during the second half of 2015 while upstream customers also adjusting their inventories. The above causes prompted the company to take a conservative approach with respect to its capital expenses. Owing to weak seasonal demand during the first half of 2016 and lack of terminal devices for the semiconductor industry, the company adopted a prudent approach for its capital expenses both with regard to actual purchases and payment schedule. Therefore actual expenses were slightly behind schedule. With traditional peak season during the second half of 2016 and sustained demand for smart phones, the machinery and equipment ordered by the company have been duly delivered with the company making payment in accordance with the payment terms. Overall, although the implementation of the company's fourth foreign unsecured convertible corporate bonds was slightly behind schedule, the company had upon assessment concluded that it was due to changes in the entire semiconductor industry with no major irregularity. Thus it did not have any major adverse impact on the company's finances and operation as well as shareholder's equity. In conclusion the causes were reasonably expected, with no major irregularity.

4. Unspent amount: As of November 2016, USD1,150,000 (approximately NTD35,995,000) from this fundraising remains unspent and is placed in a savings account. The remaining USD20,000,000 (approximately NTD626,000,000) will be supplemented through proprietary funds.

5. Appraisal of benefit

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(1) Location of equipment installation: No. 2, Chuangyi Road S., Nantze Export Processing Zone (NEPZ), Kaohsiung and No. 26, Jingsan Road, NEPZ, Kaohsiung.

(2) Appraisal of benefit:

Unit: '000 pieces NT$ 1,000

Year	Item		Output Volume	Sales Volume	Operating revenue	Gross profit	Net operating profit
2016 (Note)	Purchase of machinery and equipment	Estimated number	1,172,481	1,172481	4,338,180	1,201,790	724,591
		Actual number	1,061,666	1,061,666	3,970,632	933,099	647,213
		Achievement Rate	90.55%	90.55%	91.53%	77.64%	89.32%

Note: Compiled up to the end of November 2016.

The current purchase of machinery and equipment by the company was mainly in anticipation of future business growth needs. As such the machinery consisting of semiconductor assembly and testing equipment was purchased, delivered and put in production in batches. The original plan was for mass production to begin in 2016Q1, but owing to weak demand for devices and adjustment of inventory by upstream customers, the company decided to adopt a conservative approach, thus causing the benefit to be slightly delayed. The increase in production volume, sales volume, operating income, gross operating profit and net operating profit for the company's assembly and testing products as at the end of November 2016 was respectively: 1,061,666,000 units, 1,061,666,000 units, NTD3,970,632,000, NTD 933,099,000 and NTD647,213, with achievement rate of 90.55%, 90.55%, 91.53%, 77.64% and 89.32%. The achievement rate of over 80% for production volume, sales volume, operating revenue and net operating profit was considered excellent. The achievement rate of gross operating profit was 77.64% since the orders' gross profit was lower than that originally estimated; however, net operating profit remained highly satisfactory due to the company’s effective control of expenses. The company expects that, with production capacity gradually stabilizing, shortening of semiconductor production process, returning demand for advance assembly and emerging smart phone application driving increasing market demand the effect of the company's purchase of new machinery and equipment will be demonstrated in due course.

6. Impact on shareholder's equity and future improvement plan

Utilization of funds from the fundraising project was behind schedule mainly because the time for overseas underwriting was longer than originally expected, with funds raised behind schedule. Moreover adjustments in the semiconductor industry of inventories and weak demand for terminal devices during the second half of 2015 prompted the company to take a conservative approach with respect to its capital expenses. The machinery and equipment purchased by the company had been put into production in stages. As at the end of November 2016, the achievement rate for additional production volume, sales volume, operating income, gross operating profit and net operating profit for the company's assembly and testing products as at the end of November 2016 was respectively: 90.55%, 90.55%, 91.53%, 77.64% and 89.32%. The achievement rate of over 80% for production volume, sales volume, operating revenue and net operating profit was considered excellent. In addition the achievement rate of 77.64% for gross operating profit was also good since the orders' gross profit was higher than that originally estimated, with the company also exercising effective control of expenses. Achievement of net operating profit was also excellent. The company expects

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that, with production capacity gradually stabilizing, shortening of semiconductor production process, returning demand for advance assembly and emerging smart phone application driving increasing market demand the effect of the company's purchase of new machinery and equipment will be demonstrated in due course. In conclusion there was no major adverse impact on shareholder's equity.

(4) 2015 first unsecured ordinary corporate bonds

1. Content of the project:

(1) Date and document number of approval issued by the competent authority of the industry: Zheng-Gui-Zhai-Zi-1040037031 dated January 4, 2016.

(2) The total amount of funds required under the Project: NTD9,000,000,000.

(3) Source of funds: Issuance of 2015 first unsecured ordinary corporate bond for NTD9,000,000,000.

2. Project item, expected fund utilization and anticipated benefit

(1) Project item and expected fund utilization

Unit: NTD/USD '000

(Tentative exchange rate of USD- NTD at 1: 31.3.)

Project items	Expected Completion Date	Total funding needed	Anticipated fund use progress
			2016
			Quarter 1 (Q1)
Repayment of debts	2016 Quarter 1	9,000,000	9,000,000
Total		9,000,000	9,000,000

(2) Anticipated benefit:

The interest rates for the company's long-term corporate bonds were at relatively modest level. The issuance of the current long-term corporate bonds would reduce the risk of rising interest rate. The issuance of long-term corporate bonds denominated in New Taiwan Dollars in order to increase its source of long-term funding meant that there was no exchange risk while also locking in the cost of long-term financing. This was in keeping with the principle of steady operation.

3. Fund utilization and project implementation status

Unit: USD'000%

Project items	Implementation status:			Ahead or behind schedule Reasons and improvement plans
Repayment of debts	Expended amount	Expected	9,000,000	The company had utilized all the funds raised towards repayment of debts. The project was fully implemented during 2016Q1.
		Actual	9,000,000
	Implementation (%)	Expected	100%
		Actual	100%

As at 2016Q1 information on the company's fund utilization for the said fundraising project had been entered in the Market Observation Post System in accordance with regulations. In addition the project has been completed with no major irregularities.

4. Appraisal of benefit

(1 Adjustments in financial structure

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 List of Bank Loans Repaid and Interest Rate Saved

Unit: NT$ 1,000

Lending institution	Interest rate	Contractual Period	Original loan Purpose	Original loan Amount	Proposed repayment Amount	Reduced interest expense (Note)
				NTD	NTD	2016
						NTD
DBS Bank	1.00%	2014/10/20-2017/10/19	Repayment of loan and working capital	1,100,000	1,100,000	--
Bank of Nova Scotia	1.01%	2015/2/4-2017/2/4	Repayment of loan and working capital	2,000,000	2,000,000	--
Standard Chartered Bank	1.00%	2014/12/31-2016/12/31	Repayment of loan and working capital	1,830,000	1,830,000	--
HSBC Bank (Taiwan) Limited	1.02%	2015/10/27-2017/10/26	Repayment of loan and working capital	3,530,000	3,470,000	--
KGI Bank	0.96767%	2015/5/19-2018/5/18	Repayment of loan and working capital	600,000	600,000	--
Total				9,060,000	9,000,000	--

Note: 1. The basis for calculation of reduction in interest was when the interest rate for the original loan was higher than that of the corporate bonds issued (Class A: fixed annual interest rate 1.30%; Class B: fixed annual interest rate 1.5%).

2. Part of the loans that were repaid carnied interest rates that were higher than that of the corporate bonds. However, considering that the current interest rate for mid- to long-term loans is still at a relatively low level, the current issuance of domestic corporate bonds was reasonable. Moreover it could reduce structural risk of the company's finances.

Unit: (NT$1,000) %

Year Item		End 2015 (Before fundraising)	2016Q1 (After fundraising)
Basic financial information	Total current assets	32,132,019	26,744,680
	Total assets	305,942,938	310,493,166
	Total current liabilities	91,305,117	94,091,727
	Total liabilities	149,026,934	153,039,266
	Operating revenue	94,206,807	21,527,239
	Earnings per share (NTD)	2.44	0.43
Financial structure (%)	Debt ratio	48.71	49.29
	Long-term fund/fixed assets	259.13	273.72
Solvency (%)	Current ratio	35.19	28.42
	Quick ratio	30.70	23.77

The company's 2015 first unsecured corporate bonds were issued to raise a total sum of NTD9,000,000,000. All the funds raised would be utilized in repayment of bank loans, and implementation of the project was completed during 2016Q1. The purpose was to reduce risk of the company's financial structure. The company's debt ratio during 2016Q1 was 49.29%. This was slightly higher than that at the end of 2015 (48.71%). Its current ratio and quick ratio as at 2016Q1 were respectively 28.42% and 23.77%, compared with 35.19% and 30.70% at the end of 2015 (before fundraising). This is mainly because during 2016Q1 the company increased its shareholding in Siliconware Precision Industries. As a result the increase in current assets and quick

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assets was significantly larger than the increase in current liabilities. However after the issuance of the ordinary corporate bonds the company's long-term capital increased to 273.73% of its fixed assets. This was indication of adjustment in the company's financial structure. In terms of operating income, due to adjustments in inventory in the semiconductor industry in the second half of 2014, weak demand in terminal devices, and the traditional low season, in the first quarter of 2016 the Company’s income was lower than the same period last year. However, rising demand for packaging in the communications, consumer electronics, industry, and vehicle industries has led to an end of the inventory clear-outs by downstream clients. Coupled with the traditional peak season, the Company’s performance in the first three quarters of 2016 showed a trend towards growth. This indicates the Company’s success in this issue of corporate bonds.

(2) Reduction of risk of rising interest rate

Furthermore judging by the yield trend of the 5th public debts in 2016 of the R.O.C., it has gradually risen from 0.6066% early in the year to 0.845% currently. This is an indication of the company locking in the cost of long-term financing by its issuance of 2015 first unsecured ordinary corporate bonds, thereby reducing the risk of rising interest rate.

In conclusion the effect of the company's 2015 first unsecured ordinary corporate bonds to repay bank loans is apparent.

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2. Other matters that should be reported in the current plan for cash capital increase, issuance of corporate bonds, issuance of employee stock warrants or new restricted employee shares:

(3) Source of funds:

(1) The total amount of funds required by the Project: NTD9,450,000,000

(2) Source of funds:

(1) For the current project the company proposes to issue 300,000,000 new shares each with a face value of NTD10, and an issuing price tentatively fixed at NTD31.5 per share. The company expects to raise NTD9,450,000,000.

(2) If the fund raised is insufficient due to adjustment in the offer price of the new ordinary shares as a result of market changes or changes in the law, the difference will be supplemented by proprietary funds. If conversely there is an increase in the amount of fund raised, the difference will be used for the repayment of bank loans.

3. Project item, expected fund utilization and anticipated benefit

Unit: NT$ 1,000

Project items	Expected date of completion	Total funding needed	Anticipated fund use progress
			2017
			Quarter 2 (Q2)
Repayment of bank loan	2017Q2	9,450,000	9,450,000
Total		9,450,000	9,450,000
Anticipated Benefit	The company expects to utilize NTD9,450,000,000 to repay bank loans. This means that for fiscal year 2017 it is expected to save about NTD65,966,000 in interest expense. Thereafter the company can save about NTD87,955,000 annually in interest expense.

(2) Current issuance of the corporate bonds shall, pursuant to Article 248 of the Company Law, disclose relevant matters and fundraising plan for repayment and means of custody: Not applicable.

(3) Current of special shares shall require disclosure of the face value of each share, offer/issuing price, impact of issuing conditions on holders of special shares, potential dilution of shareholding rights, impact on shareholders' interest and matters specified in Article 157 of the Company Law: Not applicable.

(4) For issuance/offering of unlisted or non-OTC special shares of unlisted or non-OTC companies, there shall be disclosed the purpose of the issuance/offering, reason for not listing on stock exchange or OTC, impact on the rights of existing shareholders or future investors and whether or not there are plans to apply for listing on stock exchange or OTC: Not applicable.

(5) Where the shares to be issued are those of companies traded by securities brokerages approved pursuant to Article 5 of "Taipei Exchange Rules Governing the Review of Emerging Stocks for Trading on TPEx", future listing (OTC) plans should be disclosed: Not applicable.

(6) Where the current issuance/offering involves employee's subscription warrant, the rules governing issuance of employee's subscription warrant and subscription thereto should be disclosed. Not applicable.

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(7) Where the current issuance/offering involves new shares with restricted employee's right, the rules governing issuance of such shares should be disclosed. Not applicable.

(8) The viability, necessity and reasonableness of the current project, with analysis of various sources of fund deployment and impact of dilution of earnings per share during the current and the next year.

1. Viability of the current funding plan involving offering and issuance of securities

(1) Viability of statutory procedure

The company's current issuance of new shares for cash has been approved by way of resolution at its Board of Directors meeting held on December 8, 2016. The company has determined that the issuance/offering is in compliance with the Company Law, Securities Exchange Act, Regulations Governing the Offering and Issuance of Securities by Issuers and other relevant laws and regulations. Furthermore the company's legal counsel has issued legal opinion with respect to the legal compliance of the share issuance/offering plan. As such the current issuance/offering is compliant with law,

(2) Viability of completion of fundraising

For the current project the company proposes to issue 300,000,000 new shares each with a face value of NTD10, and an issuing price tentatively fixed at NTD31.5 per share. The company expects to raise NTD9,450,000,000. Pursuant to the requirements under Article 267 of the Company Act, 10% of the new shares issued, i.e. 30,000,000 shares will be set aside for subscription by the company's employees. Furthermore pursuant to Article 28-1 of the Securities Exchange Act, 10% of new shares issued, i.e. 30,000,000 shares will be set aside for public offering through underwriter by way of open subscription. The remaining 80%, i.e. 240,000,000 shares will be subscribed by original shareholders with their respective shareholding ratios on the shareholders’ roster at subscription record date. For fractional part of a share subscribed by shareholders, such shareholders shall proceed to the company's registrar within 5 days of the cessation of transfer registration to process subscription through aggregation of fractional entitlement. For shares for which the original shareholders or employees have relinquished their subscription rights or fractional parts of shares, the Board of Directors authorizes the Chairman to negotiate with specific individuals to subscribe such shares or fractional parts at the issue price. In addition pursuant to Article 61 of the Taiwan Securities Association Rules Governing Underwriting and Resale of Securities by Securities Firms, for a firm commitment offering by public subscription, where subscriptions fall short of the number of units put up for sale, the underwriting syndicate may either place the remainder with a specific party or purchase the remainder on its own account. Therefor the current fundraising is considered viable.

(3) Viability of fund utilization plan

The company proposes to use all funds raised from the offering of new shares to repay bank loans in order to reduce its interest burden, improve its financial structure as well as flexibility of its financial channels. Upon perusal of the loan contracts for loans which the company proposes to repay and disbursement of monies, it has been ascertained that such loans actually exist and their contracts do not preclude early repayment or contain other special restrictions. Thus upon completion of the current fundraising the company can carry out repayment of bank loan in accordance with its fund utilization plan. This means that the proposal to use the funds raised to repay bank loans is reasonable and viable.

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In conclusion the company's issuance/offering of new shares is compliant with law. The completion of fundraising and fund utilization plan are also viable.

2. Necessity of fundraising plan

(1) Reduces interest expense and financial burden, and additional room for flexible use of funds

Unit: NT$ 1,000

Year Item	2014	2015	2016Q3
Total loans (note)	50,347,551	79,105,720	83,366,026
Interest cost (A) (note)	519,576	509,793	527,977
Operating profit (B)	18,278,988	13,892,786	8,365,544
Interest cost/Operating profit (A)/(B)(%)	2.84	3.67	6.31

Source: 2014–2015 financial reports inspected and certified by a CPA.

Note: “Loan” refers to bank loans (long- and short-term loans) short-term notes payable and short-term bonds payable

At present the company mainly carries out production, assembly, processing, testing and sale of all types of ICB. It leverages on its semiconductor assembly and testing technology and production process research and development to provide advance assembly and testing services for semiconductor manufacturers throughout the world. In the entire semiconductor supply chain the company's main operations involving assembly and testing in mid-stream and supply of assembly materials in the downstream. In 2015the assembly and testing industry was affected by weak demand for terminal devices. In addition upstream customers adjusted their inventories. Market competition also intensified, thus causing the company's operating revenue in 2015 to show marginal decline compared to that in 2014. Owing to weak seasonal demand during the first three quarters of 2016 and lack of terminal devices for the semiconductor industry, the company's operating revenue continued to show slight decline. With traditional peak season during the second half of 2016 and sustained demand for smart phones, the company's operating revenue during the third quarter rose slightly compared with the previous two quarter.s

It can be seen from the Table that at present the company's working capital consists entirely of loans. Thus, interest expense during 2014, 2015 and first three quarters of 2016 respectively made up 2.84%, 3.67%, and 6.31% of operating profit. This is indication that interest cost has significant impact on the company's profitability. In order to complement the company's financial structure and reduce interest expense, the company has fixed the amount required for this project to be NTD9,450,000,000. The company also proposes to utilize the entire amount to repay bank loans. Based on the interest rate of 0.90%～1.00% for loans for which the company proposes to repay, the company expects to save in 2017, interest expense of about NTD65,966,000, with saving of about NTD87,955,000 annually in subsequent years. The current fundraising plan will suitable reduce interest expense, thereby reducing the company's financial burden as well as its reliance on banks. This will enable it to respond better to changes in the industry. If the company continues to meet working capital needs through bank loans, the room for its working capital may well be significantly compressed in the event of downturn in economic outlook. Therefore the company's proposal to apply all the funds raised towards repayment of bank loans will not only reduce its reliance on financial institutions but will also convert short-term funds on loan to long-term funds, thereby reducing its financial and operational risks. The current fundraising plan is therefore of critical importance.

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(2) Improvement in financial structure and debt-repayment ability, while ensuring operating opportunities and maintaining long-term competitiveness

Financial ratios of ASE before and after fundraising

Year Item		Before fundraising			After fundraising
		2014	2015	2016 Quarter 3 (Q3)	2017 (note)
Financial structure	Debt ratio (%)	42.60	48.71	51.66	41.13
Solvency	Current ratio (%)	60.50	35.19	33.36	43.56
	Quick ratio (%)	53.66	30.70	27.43	34.40

Source: 2014–2015 financial reports inspected and certified by a CPA.

Note: Projections based on financial statements for 2016Q3.

In terms of financial structure, the company's debt ratio as at the end of 2014~2015 and 2016Q3 is respectively 42.60%, 48.71% and 51.66%. The increase is mainly due to the company's issuance in 2015 of its fourth foreign unsecured convertible corporate bonds, issuance of unsecured ordinary corporate bonds in 2016Q1 and increase in bank loans to meet operating needs. With regard to the company's debt-repayment ability, as at the end of 2014~2015 and 2016Q3 the company's current ratio is respectively 60.50%, 35.19% and 33.36%, and its quick ratio 53.66%, 30.70% and 27.43% respectively. The decline year-by-year is mainly due to increase in demand for operating capital, causing the company's short-term liabilities to rise each year. Furthermore the corporate bonds issued at the end of 2015 have been transferred to corporate debts due within one year. The company is an advance semiconductor assembly and testing service provider. To meet its operating needs it depends on bank loans for its working capital. The current fundraising project is expected to be completed in 2017Q1 when all funds raised will be in place. The company is expected to then use the funds raised to repay its bank loans. It expects that following the fundraising the company's debt ratio will be reduced, and its current ratio and quick ratio will rise compared to those in 2015 and 2016Q3. If the company does not raise fresh capital to repay bank loans its financial structure may continue to weaken. Increase in interest expenses will also affect its debt-repayment ability and increase its liquidity and credit risks. All these will have adverse impact on the company's future business expansion. Following the fundraising the company's ratio and financial structure are expected to improve, thereby reducing its financial risk, improve its debt-repayment ability and maintenance of long-term competitiveness. As such the fundraising project is necessary.

(3) Finance and capital

The company's current fundraising involving issuance of new shares for cash is expected to raise NTD9,450,000,000. The entire amount of funds raised will be used to repay bank loans, thereby suitably reducing the company's debt ratio. Based on the company's cash income and expense projections for 2016 and 2017, the company's non-financing income between December 2016 and April 2017 is projected to total NTD43,453,831,000. Add to that its cash balance as at December 2016 of NTD1,544,765,000 and deduct from that non-financing expenses of NTD34,406,371,000, and considering that its monthly minimum cash balance is NTD1,500,000,000 and the net amount of total bank loan is NTD29,593,919,000, the

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company will between December 2016 and April 2017 see a working capital shortfall of NTD20,726,776,000. If such shortfall is to be met by increase in bank loan the company's operating risk will correspondingly increase. Its profit will also be eroded. Thus to prevent interest rate from being a burden due to increased lending as well as reduce the company's reliance on banks and improve its competitiveness, it is necessary for the company's fundraising project to raise funds to repay bank loan. This also has the effect of using long-term funding to meet shortage in the company's working capital.

3. Reasonableness of projected progress and anticipated benefit of fund utilization plan

(1) Reasonableness of fund utilization plan and projected progress

Unit: NT$ 1,000

Project items	Expected date of completion	Total funding needed	Anticipated fund use progress
			2017
			Quarter 2 (Q2)
Repayment of bank loan	2017Q2	9,450,000	9,450,000
Total		9,450,000	9,450,000

The company expects to file with the Securities and Futures Bureau of the Financial Supervisory Commission in December 2016 its new share issuance for cash. It is then expected to complete fundraising during 2017Q1 following the aforesaid filing, whereupon it will apply the entire amount of fund raised for repayment of bank loan. For those bank loans to be repaid by the company, their loan contracts do not contain restrictions with respect to early repayment. Therefore the fund utilization plan and expected progress are considered reasonable.

(2) Reasonableness of anticipated benefit:

The following contains details of bank loans expected to be repaid following the fundraising project:

Unit: NT$ 1,000

Lending institution	Interest rate	Contract Period	Original loan purpose	Original loan amount	Proposed repayment amount in 2017Q2	Reduced interest expense
						2017 (Note)	2018
Standard Chartered Bank	0.91%	2016.08.01~2018.08.01	Working capital	1,400,000	450,000	3,071	4,095
Sumitomo Mitsui Bank	0.90%	2016.06.14~2018.06.30	Working capital	1,800,000	1,800,000	12,150	16,200
Taiwan Cooperative Bank	1.00%	2016.06.22~2018.06.21	Working capital	1,000,000	1,000,000	7,500	10,000
Australia and New Zealand Banking Group	0.93%	2016.08.22~2018.08.21	Working capital	1,600,000	1,600,000	11,160	14,880
HSBC Bank	0.93%	2016.10.27~2018.10.26	Working capital	4,600,000	4,600,000	32,085	42,780
Total				10,400,000	9,450,000	65,966	87,955

Note: The company expects that following completion of fundraising in March 2017 it will utilize the funds to repay bank loans in April 2017, thus saving interest expense for April ~ December 2017.

The company expects to repay in 2017Q2 bank loans amounting to NTD9,450,000,000. The original bank loans were short-term loans for working capital.

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Based on the lending rate for the loans to be repaid, the company will in 2017 and annually in subsequent years save the following: NTD65,966,000 and NTD87,955,000. The savings in interest expense and reduction in financial burden is therefore reasonable.

4. Analysis of impact of various sources of fund deployment on the company's earnings per share during the current year and subsequent one year

(1) Analysis of comparison between various funding sources:

The main sources of funding for listed (OTC) companies are generally divided into equity-based and debt-based fundraising tools. The former consists of issuance of new shares for cash and overseas depository receipts, while the latter consists of foreign or local convertible corporate bonds, ordinary corporate bonds and bank loans etc. The following sets out favorable and unfavorable factors for various funding sources, along with their analysis:

Item		Favorable factors	Unfavorable factors
Equity	Cash capital increase Issuance of new shares

1. Improves financial structure, reduces financial risk, enhances market competitiveness.

2. A relatively common financial product in the capital market, with high level of acceptance by general investors.

3. Under the law employees will have priority in subscribing 10%~15% of the shares issued, thus raising employees' acceptance and sense of belonging.

1. Earnings per share are diluted as a result of expansion in share capital.

2. For companies whose shareholding is not concentrated, their operating status can be easily threatened.

3. If there is no reasonable disparity between underwriting price and market price, the fundraising may not be successful.

Overseas Depository Receipts

1. Fundraising in overseas market gives an opportunity for the company to enhance its reputation.

2. Fundraising mainly targeted at foreign entities, thus preventing excessive accumulation of shareholding in local market and causing adverse impact of the share price.

3. Improves the ratio of proprietary funds as well as financial structure.

1. The company's reputation in overseas market and growth of its industry will affect the fundraising program's success.

2. Relatively high fixed issuing cost. To achieve economy of scale the issuance/offering should not be for a low amount.

Debt	Foreign and local convertible corporate bond

1. As it is accompanied with 'conversion' right its coupon rate is lower than long-term loan interest rate.

2. The conversion price for conversion into ordinary shares is generally higher than the current price of such shares during issuance of such convertible bonds. This means that the issuer is issuing shares at a relative premium.

3. Lower pressure of dilution of earnings per share.

4. Convertible bonds is changed from liabilities to assets upon creditors requesting conversion. In addition to save interest expense the company can also avoid being under pressure for funding once the bonds mature.

1. Lower liquidity than ordinary shares. 2. Insofar as the bonds are not converted the company will remain under pressure for capital in case of redemption.
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Item	Favorable factors	Unfavorable factors
Ordinary corporate debt	1. No dilution of equity. 2. Creditors do not possess right of management of the company, thus no major impact. 3. Effective use of financial leverage, thus creating relatively high profit.

1. Interest burden erodes the company's profitability.

2. Easily cause deterioration in the company's financial structure, thus reducing its competitiveness.

3. The company will face enormous pressure to raise fund to meet redemption upon maturity of corporate debt.

Bank loan or Issuance of acceptance bill	1. No dilution of equity. 2. Creditors do not possess right of management of the company, thus no major impact. 3. Effective use of financial leverage, thus creating relatively high profit.

1. Interest burden erodes the company's profitability.

2. Deterioration of financial structure and lowering of competitiveness.

3. Possible requirement for collaterals.

4. Pressure of repayment on maturity.

(2) Analysis of impact of various funding sources on the issuer's earnings per share in the current year

The common sources of funding for listed (OTC) companies are borrowings (including bank loans, issuance of ordinary corporate bonds and issuance of convertible corporate bonds), issuance of overseas depository receipts and issuance of new shares for cash. As the cost of issuing overseas depository receipts is relatively high and does not conform to economic benefit, it will not be considered. Furthermore since bank loans and issuance of ordinary corporate bonds have the same effect, this analysis will deal with three means of fundraising namely bank loan, issuance of convertible corporate bonds and issuance of new shares for cash. As since the current plan involves using the funds raised to repay bank loans, this means of fundraising will therefore not be considered. If the current fundraising is by way of issuance of ordinary corporate bonds, the company would be required to pay issuance interest together with guarantee cost and other processing expenses etc. Such interest expense will pose fixed annual interest burden. And they must be repaid at their due date. If at such time the industry's outlook deteriorates, they will have an impact on the company's financial deployment. Thus adoption of purely debt-based financing tools will, in addition to increasing the company's debt ratio and hence lead to increase in financial risk, also reduce the company's profitability as well as place a burden on the company's finance each year. All these run counter to the principle of steady operation, not to mention the likelihood of them affecting the company's credit worthiness, future financing cost, profitability and financial structure. Comparison of impact on 2017 earnings per share between issuance of convertible corporate bonds and issuance of new shares for cash:

Unit: (NT$1,000) Share

Item	Cash capital increase	Convertible corporate bonds: (fully convertible)	Convertible corporate bonds: (partially convertible)
Amount of fund raised (NTD'000) (Note 1)	9,450,000	9,450,000	9,450,000
Fundraising tool interest (Note 2)	0%	0%	0%
Financing cost (NTD'000) (Note 3)	—	—	—
Outstanding shares before fundraising (shares) (B) (Note 4)	7,940,642,846	7,940,642,846	7,940,642,846
Projected number of shares issued (Note 5)	300,000,000	273,913,043	—

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Item	Cash capital increase	Convertible corporate bonds: (fully convertible)	Convertible corporate bonds: (partially convertible)
Outstanding shares after fundraising (shares)(C)	8,240,642,846	8,214,555,889	7,940,642,846
Maximum dilution of equity (Note 6)(D)	3.64%	3.33%	—
Maximum dilution of EPS (1-(1/1+D))	3.51%	3.19%	—

Note 1: The amount to be raised under the program is NTD9,450,000,000.

Note 2: Without considering issuing cost the financing cost of the respective financing tools is: Share issuance for cash 0%; convertible corporate bond 0%.

Note 3: If the full amount of NTD9,450,000,000 is raised by March 2017, the period for calculation of 2017 fundraising cost will be 9 months.

Note 4: The number of outstanding shares (i.e. shares in circulation) before the fundraising project is 7,940,642,846.

Note 5: The expected number of new shares to be issued is based on the assumption of issuance price of NTD31.50 per share. The conversion price for convertible corporate bonds during the conversion period is calculated based on NTD34.50 per share.

Note 6: Maximum dilution of equity = 1-(number of outstanding shares before fundraising/number of outstanding shares after fundraising) based on the assumption that original shareholders do not participate in the subscription of new ordinary shares issued for cash or convertible corporate bond.

A. Effect of dilution of EPS

Examination of the aforesaid fundraising tools based on their respective financing cost and effect of share capital expansion, the maximum dilution of EPS for issuance of new shares for cash is slightly higher than that for issuance of convertible corporate bonds, although the difference is marginal. However issuance of new shares for cash is a long-term funding source with the lowest financing cost. It can also immediately reduce debt ratio as well as raise the company's competitiveness such to reduce operating risk. Thus by considering the dilution of EPS of the respective tools, the current issuance of new shares for cash ought to be considered reasonable.

B. Impact on the issuer's financial burden

Except for issuance of new shares which is a equity-based financing tool and thus does not incur interest and is not encumbered with repayment principal upon maturity, all other aforesaid fundraising tools are debt-based fundraising tools. In the case of convertible corporate bonds, the company not only have to make payment of interest based on prescribed rate, but would also be subject to financing pressure brought about by re-purchase from the creditor or redemption by creditors at maturity. Thus fundraising through issuance of new shares for cash has the benefit of obtaining long-term, stable, low-cost financing. It can also reduce interest burden and strengthen financial structure. Although in the short term it will dilute earnings per share, in the long term it has the benefit of strengthening the company's finance. Therefore issuance of new shares for cash should be a relative better fundraising means since it reduces the company's financial risk.

C. Dilution of equity and impact on shareholder's equity

In terms of potential impact of dilution of equity, issuance of new shares for cash will cause equity to be diluted. There is no dilution of equity before holders of convertible corporate bonds exercise the conversion rights. During the exercise

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period the holders can elect to exercise conversion at a relatively advantageous point in time. There is therefore a delay in the dilution of equity. With regard to the maximum dilution of equity for different fundraising tools (assuming that the original shareholders do not participate in subscription of new share issues or convertible corporate bonds), new share issue will have greater impact that convertible corporate bonds, although in such a case debt ratio will be lower than that if convertible corporate bonds are fully issued. Thus, new share issues can help improve financial structure, as well as avoid pressure on the company in relation to repayment of principal sum upon maturity of the corporate bonds. There are both reduced financial burden and financial risk. For the current issue, apart from being required by law to set aside 10% for employees' subscription as well as 10% for public subscription, the remaining shares are to be subscribed by shareholders on the shareholder's register on the benchmark date according to their shareholding percentage. As such dilution of equity is not as serious as in other cases. In the case of issuance of convertible corporate bonds, as they are usually sold to the public, any conversion by outside investors would result in greater dilution of equity. With regard to impact on shareholder equity, although the company's share capital will not increase immediately in the case of issuance of convertible corporate bonds, their financing cost is relatively high and can easily erode the company's profit. Moreover the fundraising exercise will only increase the company's liabilities and its net value will not immediately improved. There is therefore limited assistance to the company's sustainability. Conversely, share issue for cash will not only suitably improve the company's own capital and reduce its financial burden, but will even help it improve its competitiveness while reducing operating risk. Therefore in the long term existing shareholder equity has better protection.

5. For issuance of shares at below face value, explanation should be given with respect to the necessity and reasonableness of the company's issuance of new shares at discount, its reasons for not adopting other fundraising means and reasonableness thereof, and the amount of capital reserve or retained earnings that has been reduced: Not applicable.

(9) Describe the manner in which the issue price, conversion price, exchange price or subscription price is fixed: Please see Appendix 1: Calculation of Underwriting Price of Cash Subscription Shares

(10) Estimation of fund utilization and anticipated benefit

1. For acquisition of other companies, expansion or construction of immovable properties, plants and equipment, explanation should be given for projected increase in production and sale volume, value, cost structure (including total cost and unit cost), and changes in profitability, product quality improvement and other potential benefit after completion of share capital increase: Not applicable.

2. For re-investment in other companies, matters to be listed: Not applicable.

3. For complementing working capital, repayment of debts, matters to be listed:

(1) The amount due each year for the company's debts, repayment plan and projected reduction in financial burden, present status of working capital, amount of capital needed and projected utilization, with projected monthly cash income and expenses during the current and next one year:

A. The amount due each year for the company's debts, repayment plan and projected reduction in financial burden: Please refer to Sections 1 and 5 in the Prospectus, and Statement of Projected Cash Income and Expenses for 2016 and 2017.

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B. Present status of working capital, amount of capital needed and projected utilization

Unit: NTD 1,000

	Item	January - November 2016 (Actual)	December 2016 ~ April 2017 (Estimated)
	Opening cash balance (A)	8,533,346	1,319,683
	Non-financing income (B)	112,861,699	43,453,831
	Non-financing expenses (C)	128,799,788	34,406,371
	Cash balance (minimum requirement) (D)	1,500,000	1,500,000
	Repayment of corporate debts (E)	8,000,000	-
	Repayment of bank loan (net amount) (F)	-	(29,593,919)
	Cash balance (shortfall) (A)+(B) - (C) - (D) +(E) +(F)	(16,904,743)	(20,726,776)
Response.	Cash capital increase	--	9,450,000
	Issuance of ordinary corporate bonds	9,000,000	8,000,000(Note)
	Bank loan (net amount)	3,977,559	-
	Loan of borrowed funds to Related enterprise (net amount)	3,746,866	3,367,000

Note: The company issued the first unsecured ordinary corporate bonds of 2016 in accordance with the resolution of the Board of Directors on December 8, 2016. The total amount of the issue was no more than NTD8 billion. The funds are planned to be used for paying back bank loans. The company’s cash balance forecasts for 2016 and 2017 show that the company plans to issue the bonds in the 2017Q1. The predicted effect is based on the fact that long-term corporate bond yields are still quite low, so long-term corporate bonds will help mitigate the risk of rebounding yields in the future, thus locking in long-term capital for adjustments to the company’s financial structure.

It can be seen from the Table above that between December 2016 and April 2017, the company will have a working capital shortfall of NTD20,726,777,000. This figure is arrived at by taking the total of cash balance and non-financing income as at December 2016 amounting to NTD44,773,514,000 and deducting from it non-financing expenses and minimum cash balance required totaling NTD35,906,371,000 and projected repayment of bank loans totaling NTD29,593,919,000. If such capital shortfall were to be dealt with using bank loan, the company's operating risk will rise while its profit will be eroded. Thus to prevent interest expense burden, reduce its reliance on banks and improve its competitiveness, the company proposes to raise, through share issue for cash, the amount of NTD9,450,000,000, thereby using long-term fund to meet working capital shortfall. As such it is necessary. Following appraisal of the amount and time at which the company's fundraising program is fully implemented, and the cash requirements and time of cash shortfall as set out in the statement of projected cash income and expenses, no major irregularities have been discovered.

C. The Statement of Projected Cash Income and Expenses during the year of filing and the following year on a month-by-month basis:

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Statement of Projected Cash Income and Expense in 2016

Unit: NT$ 1,000

	January	February	March	April	May	June	July	August	September	October	November	December	Total
Opening cash balance	8,533,346	11,825,732	14,277,654	4,701,645	2,504,141	1,476,831	3,520,040	1,218,698	1,202,531	2,656,750	2,410,613	1,319,683	8,533,346
Add: Non-financing income
Cash receipt for accounts receivable	7,983,219	7,309,119	8,576,999	7,052,709	8,284,422	8,677,565	8,456,093	9,488,494	9,359,586	9,207,825	10,181,113	9,672,877	104,250,023
Other income						2,627,155	3,757,621	224,065					6,608,841
Others - sale of immovable property of Nantou Branch Company - Plant												51,707	51,707
Others - Handling of investment sum		789,684	4,437,639			3,776,451			2,537,959			1,104,600	12,646,333
Others - Disposal of equipment										133,980			133,980
Grand total 2	7,983,219	8,098,803	13,014,639	7,052,709	8,284,422	15,081,171	12,213,715	9,712,559	11,897,545	9,341,806	10,181,113	10,829,184	123,690,884
Subtract: Non-financing expenses
Accounts payable	3,449,093	4,064,437	4,553,145	4,269,720	5,477,866	4,836,583	5,369,717	5,502,645	6,428,692	5,409,674	5,652,003	4,477,668	59,491,245
Property, plant and equipment – Plant facilities	262,603	211,890	101,435	140,042	120,586	102,156	150,448	191,290	146,588	182,308	147,217	105,303	1,861,865
Property, plant and equipment – Machinery and equipment	866,314	731,323	773,422	1,055,471	1,737,160	1,010,484	794,276	2,188,593	885,584	1,183,530	723,011	527,591	12,476,760
Salary and remuneration in cash	2,193,290	1,397,153	1,471,624	1,383,322	1,512,418	1,776,392	1,513,800	1,675,839	3,604,908	1,679,394	1,755,273	1,645,789	21,609,202
Share dividend									12,539,568				12,539,568
Others - Investment	4,505,252		13,240,877	4,169,036			4,410,830		146,903	1,104,600			27,577,499
Grand total 3	11,276,553	6,404,804	20,140,503	11,017,591	8,848,030	7,725,615	12,239,070	9,558,367	23,752,244	9,559,506	8,277,504	6,756,351	135,556,139
Required minimum cash balance 4	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000
Total funding needed 5 = 3+4	12,776,553	7,904,804	21,640,503	12,517,591	10,348,030	9,225,615	13,739,070	11,058,367	25,252,244	11,059,506	9,777,504	8,256,351	137,056,139
Shortfall of available cash before fundraising 6 = 1+2 - 5	3,740,012	12,019,731	5,651,790	(763,237)	440,533	7,332,387	1,994,684	(127,110)	(12,152,168)	939,050	2,814,221	3,892,516	(4,831,909)
Net amount raised
Increase in loan	9,000,000												9,000,000
Repayment of loan								(8,000,000)					(8,000,000)
Issuance of corporate debt	2,436,470	1,887,639	3,262,029	8,439,248	3,478,594	8,695,736	8,119,046	13,546,227	18,938,535	10,247,984	13,748,853		92,800,361
Repayment of corporate debt	(4,850,750)	(1,049,717)	(9,336,610)	(1,936,210)	(4,627,211)	(20,543,083)	(8,895,032)	(3,337,562)	(9,337,616)	(8,803,021)	(16,105,992)	(7,174,917)	(95,997,719)
Loan of borrowed money to related enterprises - Bank repayment			7,033,687	4,839,000	5,935,930	10,355,000		8,565,750	6,655,840		23,584	3,467,000	46,875,790
Repayment of loans to related enterprises		(80,000)	(3,409,250)	(9,574,660)	(5,251,015)	(3,820,000)	(1,500,000)	(10,944,775)	(2,947,840)	(1,473,400)	(660,984)	(100,000)	(39,761,924)
Grand total 7	6,585,720	757,922	(2,450,145)	1,767,378	(463,701)	(5,312,347)	(2,275,986)	(170,359)	13,308,919	(28,437)	(2,994,539)	(3,807,917)	4,916,508
Closing cash balance 8 = 1 +2 - 3 + 7	11,825,732	14,277,654	4,701,645	2,504,141	1,476,831	3,520,040	1,218,698	1,202,531	2,656,750	2,410,613	1,319,683	1,584,599	1,584,599

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Statement of Projected Cash Income and Expense in 2017

Unit: NT$ 1,000

	January	February	March	April	May	June	July	August	September	October	November	December	Total
Opening cash balance	1,584,599	1,549,213	1,591,374	9,932,828	1,590,224	1,505,839	1,506,088	1,540,238	1,588,291	1,532,298	1,515,915	1,547,038	1,584,599
Add: Non-financing income
Cash receipt for accounts receivable	9,202,784	8,327,393	7,596,668	7,497,802	8,308,117	8,686,000	8,319,776	9,482,007	9,287,519	9,198,405	9,845,394	9,694,765	105,446,630
Other income								75,493					75,493
Grand total 2	9,202,784	8,327,393	7,596,668	7,497,802	8,308,117	8,686,000	8,319,776	9,557,500	9,287,519	9,198,405	9,845,394	9,694,765	105,522,122
Subtract: Non-financing expenses
Accounts payable	3,955,716	3,850,894	3,621,529	3,626,169	5,464,713	4,699,552	5,378,577	5,524,118	6,462,987	5,418,600	5,152,024	4,485,056	57,639,937
Property, plant and equipment – Plant facilities	221,071	53,028	178,110	37,470	5,095	20,814	7,507	5,252	4,470	4,762	5,829	5,066	548,475
Property, plant and equipment – Machinery facilities	3,122,204	441,038	972,304	337,329	127,540	111,244	151,986	98,534	113,595	139,993	91,722	99,454	5,806,943
Salary and remuneration in cash	2,295,789	1,645,789	1,645,789	1,645,789	1,794,156	1,527,542	1,528,938	1,692,597	3,640,957	1,696,188	1,662,247	1,662,247	22,438,030
Share dividend									12,539,568				12,539,568
Grand total 3	9,594,781	5,990,749	6,417,732	5,646,758	7,391,504	6,359,152	7,067,008	7,320,501	22,761,577	7,259,544	6,911,822	6,251,824	98,972,953
Required minimum cash balance 4	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000
Total funding needed 5 = 3+4	11,094,781	7,490,749	7,917,732	7,146,758	8,891,504	7,859,152	8,567,008	8,820,501	24,261,577	8,759,544	8,411,822	7,751,824	100,472,953
Shortfall of available cash before fundraising 6 = 1+2 - 5	(307,398)	2,385,857	1,270,310	10,283,873	1,006,836	2,332,687	1,258,856	2,277,236	(13,385,767)	1,971,159	2,949,487	3,489,978	6,633,768
Net amount raised
Issuance of new shares for cash capital increase			9,450,000										9,450,000
Ordinary corporate bond issue	8,000,000												8,000,000
Bank loan increases	3,230,000								13,418,065				16,648,065
Bank repayments	(10,873,389)	(2,294,482)	(2,287,482)	(10,193,649)	(1,000,997)	(2,326,599)	(1,218,618)	(2,188,946)		(1,955,244)	(2,902,449)	(3,398,940)	(40,640,795)
Loan of borrowed money to related enterprises - Bank repayment			3,563,124	4,576,200	7,164,120	8,791,800		8,521,200	7,984,640			3,467,000	44,068,084
Repayment of loans to related enterprises			(3,563,124)	(4,576,200)	(7,164,120)	(8,791,800)		(8,521,200)	(7,984,640)			(3,467,000)	(44,068,084)
Grand total 7	356,611	(2,294,482)	7,162,518	(10,193,649)	(1,000,997)	(2,326,599)	(1,218,618)	(2,188,946)	13,418,065	(1,955,244)	(2,902,449)	(3,398,940)	(6,542,730)
Closing cash balance 8 = 1 +2 - 3 + 7	1,549,213	1,591,375	9,932,828	1,590,224	1,505,839	1,506,088	1,540,238	1,588,291	1,532,298	1,515,915	1,547,038	1,591,038	1,591,038

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(2) With regard to the company's policy for collection of accounts receivable and payment of accounts payable, capital expenses plan, financial leverage and debt ratio (or ratio of own assets and risk assets) during the current year and the next one year, explanation should be give for reasons for repayment of debt or supplementing working capital.

A. Company's policy for collection of accounts receivable and payment of accounts payable

The company's main cash in-flow consists of cash receipts of accounts receivable. Its main expenses consist of purchase of raw materials and manufacturing cost. The company's policy for accounts receivable involves consideration of the customer's financial structure, credit status, operating scale, past dealings, economic situation of the respective sales regions and market competition, with appropriate credit limit and collection terms assigned to customers. For collection of money from sale of goods, in the company's financial reports for fiscal years 2014 and 2015 the term for accounts receivable is respectively 68 days and 73 days. There is no major deviation from credit term for the company's sale to general customers which is 30~90 days. Thus the number of days for cash receipts in the company's estimated accounts receivable for 2016 and 2017 should be reasonable, since they are compiled based on credit term for ordinary customers. With regard to purchases the company's policy for payment of accounts payable differs depending the vendor's scale, nature and raw materials market. According to the company's financial reports for fiscal years 2014 and 2015 the term for accounts payable is 42 days. There is no major deviation from credit term for the company's accounts payable which is 45 days. As such the estimate should be considered reasonable. Based on the aforesaid the company has, in keeping with its accounts receivable and payable policies and taking into consideration past and current trading terms, projected its cash receipts and payments for the respective months based on empirical principles for compilation of its cash receipt and payment table. The basis and assumption for its compilation are reasonable.

B. Capital expenses plan and long-term investment plan

In the Company's capital plan for 2016-2017, the expenses for the period January-November 2016 are based on its actual payments. The main items consist of purchase of operating machinery and equipment and related plant affairs. The capital expense plan from December 2016 to December 2017 consists mainly purchase of machinery and equipment, repair and maintenance of plants etc. Upon review it has been found that there have no major disparities in the Company's projected income and expenses for the respective months in 2016 and 2017. As such their compilation is considered reasonable.

Furthermore the Company's long-term investment in January to November 2016 consisted mainly of investment in currencies to obtain fixed return. The Company utilizes its own funds to obtain shareholding in Siliconware Precision Industries and that from its American depository receipts to increase its shareholding in Siliconware. In view of stable operation and performance of Siliconware, the Company expects to obtain long-term, steady investment return. The company also acquired special shares in Deca Technologies Inc. in order to strengthen its deployment in Fan-out WLP technology, thus strengthening the parternship relationship. There are no further plans for long-term investments between December 2016 and the end of December 2017.

C. Financial leverage and debt ratio

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Year Item	103.12.31 (Before fundraising)	104.12.31 (Before fundraising)	105.09.30 (Before fundraising)	2016 (Estimation) (Note)	2017 (Estimation) (Note)
Financial leverage (multiple)	1.06	1.09	1.11	1.10	1.14
Debt ratio (%)	42.60	48.71	51.66	49.23	41.13

Source: 2014–2015 financial reports inspected and certified by a CPA.

Note: Projection based on individual 2016Q3 financial report

The higher a company's financial leverage, the greater the percentage of its interest expense in relation to its operating profit, and the greater its financial risk. Thus financial leverage operation requires one to consider the safety of one's financial structure as well as liquidity and convertibility of its assets. The company's issuance of new shares for cash to repay its bank loans means it can save on interest expense, thus preventing such expense from eroding its profit. The company’s degree of financial leverage for 2014-2015 and the first three quarters of 2016 are 1.06, 1.09, and 1.11 respectively. In 2015 due to the issuance of the fourth foreign unsecured convertible corporate bonds and additional bank loans to meet its need for working capital, financial leverage rose to 1.09; in the first three quarters of 2016 the financial leverage rose marginally to 1.11 due to the issuance of ordinary corporate bonds and increase in interest for long and short-term loans taken to fulfill the need for working capital. The company plans to issue the first unsecured ordinary corporate bonds for 2016 in January 2017, in consideration of the fact long-term corporate bond yields are still quite low, so long-term corporate bonds will help mitigate the risk of rebounding yields in the future, thus locking in long-term capital for adjustments to the company’s financial structure. Upon repayment of part of the company's bank loans following its fundraising plan, the company's financial leverage at year-end 2017 is at 1.14 times. It has been determined that if the company does not raise funds through issuance of new shares, and instead raises its working capital through loans from financial institutions, its interest burden will increase and its financial structure will deteriorate. The current issuance of new shares will enable the company to obtain long-term funds, reduce the impact of interest expense on its profit, as well as having a positive impact on the company's financial leverage.

Furthermore, the company's debt ratio for 2014~end 2015 and 2016Q3 is 42.60%, 48.71% and 51.66% respectively, demonstrating a rising trend. This is mainly because of the company's 2015 issuance of fourth foreign unsecured convertible corporate bonds and 2016Q1 issuance of unsecured ordinary corporate bonds as well as additional bank loans to meet its need for working capital. If the company then uses long and short-term loans to meet its needs, its financial structure consisting of high interest burden and relatively high debt ratio will directly affect its ability to flexibly use its working capital and its stability, thus increasing its financial risk. If the economic outlook turns worse or its operating environment deteriorates, the company will have even greater financial risk. For the above reasons the company has decided to undertake issue of new shares for cash in order to raise medium and long-term funding. It expects that after the fundraising its debt ratio as at the end of 2017 will drop to 41.10%, a significant improvement compared with 51.66% during the first three quarters of 2016. The company expects to improve its debt-repayment ability and reduce its financial risk.

(3) Explanation should be given to the use of the original loans and achievement of benefit if the fundraising plan is for repayment of debts

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For the current fund utilization plan, the company expects to use NTD9,450,000,000 to repay bank loans. The following sets out details of bank loans to be repaid:

Unit: NT$ 1,000

Lending institution	Interest rate	Contract Period	Original loan purpose	Original loan amount	Proposed repayment amount in 2017Q2	Reduced interest expense
						2017 (Note)	2018
Standard Chartered Bank	0.91%	2016.08.01~2018.08.01	Working capital	1,400,000	450,000	3,071	4,095
Sumitomo Mitsui Bank	0.90%	2016.06.14~2018.06.30	Working capital	1,800,000	1,800,000	12,150	16,200
Taiwan Cooperative Bank	1.00%	2016.06.22~2018.06.21	Working capital	1,000,000	1,000,000	7,500	10,000
Australia and New Zealand Banking Group	0.93%	2016.08.22~2018.08.21	Working capital	1,600,000	1,600,000	11,160	14,880
HSBC Bank	0.93%	2016.10.27~2018.10.26	Working capital	4,600,000	4,600,000	32,085	42,780
Total				10,400,000	9,450,000	65,966	87,955

Note: The company expects that following completion of fundraising in March 2017 it will utilize the funds to repay bank loans in April 2017, thus saving interest expense for April ~ December 2017.

jNecessity and reasonableness of the endorsement or guarantee.

It can be seen from the above Table that the company's current fundraising plan is for proposed repayment of bank loans which have been used for its working capital. Owing to poor performance of the semiconductor assembly and testing industry in 2015 due to weak demand for terminal devices, as well as adjustment by upstream customers in their inventory and intensifying market competition the company's operating income in 2015 showed slight decline compared to that in 2014. Owing to weak seasonal demand during the first half of 2016 and lack of terminal devices for the semiconductor industry, the company’s operating income showed modest decline. With traditional peak season during the second half of 2016 and sustained demand for smart phones, the company’s income rose during the third quarter. To maintain its normal operation and continue expanding its business scale the company had to seek working capital from financial institutions. Therefore it was necessary and reasonable for the company to undertake the original loans.

kBenefit of original loans

The bank loans which the company proposes to repay following the current fundraising plan were necessary to meet its operating needs. Poor performance of the semicondutor assembly and testing industry in 2015 due to weak demand for terminal devices, as well as adjustment by upstream customers in their inventory and intensifying market competition meant that the company's operating income in 2015 suffered a slight decline compared to that in 2014. Owing to weak seasonal demand during the first half of 2016 and lack of terminal devices for the semiconductor industry, the company’s operating income showed modest decline. With traditional peak season during the second half of 2016 and sustained demand for smart phones, the company’s income rose on quarterly basis. To maintain its

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normal operation and continue expanding its business it was necessary for the company to obtain working capital from financial institutions. Together with the company's prudent use of its funds, the company's net profit after tax during the first three quarters of 2016 has been steadily growing. Thus the company had benefited from such loans.

(4) If as shown in the Statement of Projected Cash Income and Expenses there are major capital expenses and long-term equity investment which together make up 60% of the fund raised, explanation should be given to their necessity, expected source of fund and benefit:

This fundraising program is projected at NTD9.45 billion. The company's monthly statements of projected cash income and expenses from December 2016 to December 2017 show that there are no plans for long-term investments; future major capital expenses comprise primarily of general machinery equipment and the procurement, repair, and maintenance of relevant factory works which together make up 60% of the funds raised with NTD653.778 million in factory works, NTD6.334534 billion in machinery equipment for a total of NTD6.988312 billion. The fund sources, usages, and anticipated benefits of these expenses are described below.

From December 2016 to December 2017 in the Company’s cash balance forecast, capital outflow primarily comprises the procurement, repair, and maintenance of general machinery, factory operations, environmental equipment, and related ancillary facilities. This includes NTD653.778 million for factory operations and NTD6.334534 billion for machinery, for a total of NTD6.988312 billion. which are conducted in response to the demands of daily operations and optimization of existing production lines. These measures will in turn improve the product quality and production efficiency of the Company and furthermore reduce production costs and reinforce product competitiveness, and are deemed as indispensable. The necessary funds will be provided by the Company internally.

With regard to other anticipated benefits, general factory works primarily support the normal operations of respective plants and take form in factory facilities such as utilities piping and the procurement, replacement, and maintenance of engineering and ancillary equipment, which contribute toward the improvement of efficiency in daily operations but the benefits of which are intangible and therefore unable to exhibit benefits in the form of revenue or profit increase.

Additionally, in view of the Company’s continuous improvements in packaging and testing technical capacities and the ageing and expired durability of production machinery equipment on an annual basis, routine expenses in the form of repairs, replacements and equipment procurement are incurred annually to maintain the production efficiency and output yield of existing equipment. The benefits of these expenses are to sustain Company production capacity, thereby improving the Company’s technical capabilities and maintaining its industry competitiveness. Projected replacement and routine maintenance costs are approximately NTD1.353954 billion, do not contribute as newly increased production capacity, and as a result will not generate additional revenue or profit.

From December 2016 to December 2017 in the Company’s cash balance forecast includes regular maintenance, replacement, and procurement of environmental equipment and related ancillary facilities, for a total of NTD1.242715 billion. This is expected to continue to improve productivity and maintain existing policies towards environmental protection. It will also help reduce costs and improve the Company’s public image. The predicted reductions in

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costs due to these environmental procurements will add NTD101.855 million annually to the Company’s net income.

In terms of newly added production equipment costing approximately NTD3.737865 billion, future anticipated benefits on an annual basis and basis of estimate are as described below.

jProduction volume and sales volume

The machinery equipment procured by the Company under this program will be installed and launched for operations on a progressive and ongoing basis and is scheduled to go into mass production in 2017 Q1. Production volume and sales volume are compositely projected by the Company according to past production process experiences, utilization rate, point in time machinery equipment go into mass production, and anticipated major client orders in the coming year in conjunction with future market demand forecasts provided by professional market research institutions. It is estimated that the Company will experience an increase of 192000000 units each in production and sales volumes from 2017 – 2020. In view of the above, the Company’s estimates in production and sales volumes are conducted by referencing the normal production capacities of similar type production equipment currently in use, mass production experiences, level of supplier cooperation and other relevant factors in conjunction with projected schedules for the procurement, installation, trial testing, inspection and acceptance of new machinery and their launch into mass production as well as factors such as future market supply and demand.

kOperation revenue

The estimated sales value of machinery equipment procured by the Company under this program are projected according to past production experiences, point in time in which equipment is scheduled to go into production, production utilization rate in conjunction with future market demand for the estimation of production and sales volumes. Unit price is estimated according to the average unit price of similar products currently manufactured by the Company in consideration of future product price fluctuations. It is estimated that from 2017 to 2020 the Company will experience an increase of NTD11.366078 billion in operating revenue.

ƒGross operating income and net operating income

In terms of gross operating income estimates, the Company adopts the average income ratio contributed by procured machinery equipment as the basis of calculation in conjunction with the impact of market price fluctuations. Based on these premises it is estimated that from 2017 to 2020 the Company will experience an increase of NTD3.973955 billion in gross operating income, which is deemed a reasonable projection. In terms of operating profit, the Company adopts the operating cost ratio of packaging and testing products of approximately 12% over the past year as the basis of calculation. Based on this premise from 2017 to 2020 the Company will experience an increase of NTD2.610026 billion in net operating income.

mFund recovery period

In the Company’s statements of projected cash income and expenses, with regard to the portion of newly added equipment in major capital expenses from December 2016 to December 2017, the projects amount is approximately

194

NTD3.737865 billion. If depreciation costs are added in accordance with operating profit, the estimated fund recovery period is 4 years.

4. With respect to purchase of land for construction, payment of construction cost or contractors' charges, details of such undertaking from the time of purchase to the completion of sale of construction project or contractors' work in terms of the total amount, source of funds covering any shortfall and funding of the respective stages and construction progress, with the time and amount involved for booking profit or loss and explanation on anticipated benefit: Not applicable.

5. In the case of purchase of incomplete works and assumption of contracts unfulfilled by the seller, details on the reasons for assignment by the seller, basis for determination of assignment price and impact of assignment on the contractual parties' rights and duties: Not applicable.

3. Assignment of new shares issued by other companies: Not applicable.

Matters that should be reported for the current issuance of new shares in connection with acquisition or merger: Not applicable.

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IV. Financial Summary

A.	Financial information for the most recent 5 fiscal years (note)

(1) Condensed balance sheet and consolidated profit and loss statement

1. Condensed balance sheet - International Financial Reporting Standards (consolidated financial report)

Unit: NT$ 1,000

Year Item		Financial information for the most recent 5 fiscal years (note)					Financial information for current year until September 30, 2016
		2011	2012	2013	2014	2015 (after adjustment)
Current assets		N/A	97,495,577	132,176,482	159,955,190	156,732,840	143,369,196
Financial assets available for use - non-current			1,096,709	1,140,329	941,105	924,362	1,103,939
Investment accounted for using equity method			1,177,871	1,216,201	1,492,441	37,141,552	49,515,448
Property, plant and equipment			127,197,774	131,497,331	151,587,115	149,997,075	145,208,855
Intangible assets			12,361,269	11,953,644	11,913,286	11,888,612	12,217,117
Other assets			8,380,569	8,829,919	8,095,630	8,321,759	9,213,165
Total assets			247,709,769	286,813,906	333,984,767	365,006,200	360,627,720
Current liabilities	Pre-distribution		84,668,133	100,835,276	111,199,467	120,502,072	118,397,190
	Post-distribution		92,656,107	110,991,281	126,789,292	132,978,851	N/A
Non-current liabilities			52,089,877	58,813,671	64,347,296	76,365,603	81,013,087
Total liabilities	Pre-distribution		136,758,010	159,648,947	175,546,763	196,867,675	199,410,277
	Post-distribution		144,745,984	169,804,952	191,136,588	209,344,454	N/A
Equity attributable to the parent company's owner			107,430,340	123,020,621	150,218,907	156,634,647	150,158,984
Share capital			76,047,667	78,180,258	78,715,179	79,185,660	79,509,050
Capital reserve			5,262,129	7,908,870	16,013,058	23,757,099	22,461,952
Retained earnings	Pre-distribution		30,938,400	38,993,154	52,381,238	55,902,712	57,135,885
	Post-distribution		22,950,426	28,837,149	36,791,413	43,425,933	N/A
Other interests			(2,858,749)	(102,554)	5,068,539	5,081,689	(1,655,390)
Treasury stock			(1,959,107)	(1,959,107)	(1,959,107)	(7,292,513)	(7,292,513)
Non-controlling interests			3,521,419	4,144,338	8,219,097	11,503,878	11,058,459
Total equity	Pre-distribution		110,951,759	127,164,959	158,438,004	168,138,525	161,217,443
	Post-distribution		102,963,785	117,008,954	142,848,179	155,661,746	N/A

Source: Financial report inspected and certified by a CPA.

Note: Where the financial information prepared according to International Financial Reporting Standards is less than 5 years, financial statements prepared according to local financial standards should be separately provided.

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2. Condensed balance sheet - International Financial Reporting Standards (individual financial report)

Unit: NT$ 1,000

Year Item		Financial information for the most recent 5 fiscal years (note)
		2011	2012	2013	2014	2015
Current assets		N/A	17,849,645	37,009,050	41,483,018	32,132,019
Financial assets available for use (Note 2) - non-current			521,999	592,557	542,147	473,107
Investment accounted for (Note 2) using equity method			109,255,920	117,942,583	139,053,527	189,994,170
Property, plant and equipment			58,271,665	63,122,172	77,640,995	80,375,695
Intangible assets			1,338,972	1,352,379	1,444,812	1,614,309
Other assets			1,629,169	1,327,293	1,562,646	1,353,638
Total assets (Note 2)			188,867,370	221,346,034	261,727,145	305,942,938
Current liabilities	Pre-distribution		42,827,937	49,159,136	68,567,745	91,305,117
	Post-distribution		50,815,911	59,315,141	84,157,570	103,781,896
Non-current liabilities			38,609,093	49,242,041	42,940,493	57,721,817
Total liabilities	Pre-distribution		81,437,030	98,401,177	111,508,238	149,026,934
	Post-distribution		89,425,004	108,557,182	127,098,063	161,503,713
Equity attributable to the company's owner			─	─	─	─
Share capital			76,047,667	78,180,258	78,715,179	79,185,660
Capital reserve			5,262,129	7,920,220	16,013,058	23,757,099
Retained earnings (Note 2)	Pre-distribution		30,938,400	38,906,102	52,381,238	56,184,069
	Post-distribution		22,950,426	28,750,097	36,791,413	43,707,290
Other interests			(2,858,749)	(102,616)	5,068,539	5,081,689
Treasury stock			(1,959,107)	(1,959,107)	(1,959,107)	(7,292,513)
Non-controlling interests			─	─	─	─
Total equity (Note 2)	Pre-distribution		107,430,340	122,944,857	150,218,907	156,916,004
	Post-distribution		99,442,366	102,788,852	134,629,082	144,439,225

Source: Financial report inspected and certified by a CPA.

Note 1: Where the financial information prepared according to International Financial Reporting Standards is less than 5 years, financial statements prepared according to local financial standards should be separately provided.

Note 2: As at September 30, 2016 the company has completed identification of the difference between its investment cost and the net fair value of identifiable assets and liabilities of Siliconware Precision Industries Co., Ltd. following which it has made retrospective adjustments to its 2015 financial statement. After adjustments the company's investment accounted for using equity method is NTD189,712,813,000, total assets NTD305,661,581,000, retained earnings before distribution NTD55,902,712,000, retained earnings after distribution NTD43,425,933,000, total equity before distribution NTD156,634,647,000 and total equity after distribution NTD144,157,868,000.

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3. Condensed balance sheet - Local Accounting Standards (consolidated)

Unit: NT$ 1,000

Year Item		Financial information for the most recent 5 fiscal years (note)
		2011	2012	2013	2014	2015
Current assets		90,131,690	98,042,323	N/A
Fund and investment		2,220,728	2,365,931
Fixed assets		111,779,036	126,150,296
Intangible assets		15,772,415	15,801,845
Other assets		3,974,226	4,143,720
Total assets		223,878,095	246,504,115
Current liabilities	Pre-distribution	66,761,885	84,703,409
	Post-distribution	71,087,169	92,691,383
Long-term liabilities		50,425,156	44,591,685
Other liabilities		4,408,560	4,749,953
Total liabilities	Pre-distribution	121,595,601	134,045,047
	Post-distribution	125,920,885	142,033,021
Share capital		67,571,325	76,047,667
Capital reserve		7,397,481	8,767,134
Retained earnings	Pre-distribution	27,809,126	26,969,183
	Post-distribution	23,483,842	18,981,209
Unrealized profit and loss for financial products		235,088	401,938
Cumulative conversion adjustments		3,353,938	119,987
Unrecognized pension fund Net loss for cost		(465,681)	(831,917)
Shareholder equity Total	Pre-distribution	101,169,536	109,514,885
	Post-distribution	96,844,252	101,526,911

Source: Financial report inspected and certified by a CPA.

Note: For fiscal years 2013-2016 the company's financial reports are compiled in accordance with International Financial Reporting Standards (IFRS), therefore there are no financial reports that have been compiled in accordance with local accounting standards.

198

4. Condensed balance sheet - Local Accounting Standards (individual financial report)

Unit: NT$ 1,000

Year Item		Financial information for the most recent 5 fiscal years (note)
		2011	2012	2013	2014	2015
Current assets		17,147,117	18,147,566	N/A
Fund and investment		106,619,178	110,891,285
Fixed assets		44,897,565	57,233,865
Intangible assets		1,023,803	1,222,757
Other assets		1,390,944	1,505,088
Total assets		171,078,607	189,000,561
Current liabilities	Pre-distribution	31,159,171	42,712,691
	Post-distribution	35,484,455	50,700,665
Long-term liabilities		37,453,501	34,625,670
Other liabilities		1,296,399	2,147,315
Total liabilities	Pre-distribution	69,909,071	79,485,676
	Post-distribution	74,234,355	87,473,650
Share capital		67,571,325	76,047,667
Capital reserve		7,397,481	8,767,134
Retained earnings	Pre-distribution	27,809,126	26,969,183
	Post-distribution	14,167,847	18,981,209
Unrealized profit and loss for financial products		235,088	401,938
Cumulative conversion adjustments		3,353,938	119,987
Unrecognized pension fund Net loss for cost		(465,681)	(831,917)
Shareholder equity Total	Pre-distribution	109,514,885	101,169,536
	Post-distribution	101,526,911	96,844,252

Source: Financial report inspected and certified by a CPA.

Note: For fiscal years 2013-2016 the company's financial reports are compiled in accordance with International Financial Reporting Standards (IFRS), therefore there are no financial reports that have been compiled in accordance with local accounting standards.

199

5. Condensed profit and loss statement - International Financial Reporting Standards (consolidated)

Unit: Except for earnings per share which are denominated in NTD, all other figures are expressed in NTD'000.

Year Item	Financial information for the most recent 5 fiscal years (note)					Financial information for current year until September 30, 2016
	2011	2012	2013	2014	2015
Operating revenue	N/A	193,972,392	219,862,446	256,591,447	283,302,536	197,755,474
Gross profit		36,619,812	42,813,744	53,588,529	50,135,228	37,817,099
Operating profits		17,687,085	22,044,323	29,645,869	24,884,622	18,575,572
Non-operating revenue and gains (Note 2)		(1,102,770)	(2,687,631)	(1,097,658)	403,631	(203,571)
Net profit before tax (Note 2)		16,584,315	19,356,692	28,548,211	25,288,253	18,372,001
Continuing operations Current period net profit (Note 2)		13,523,583	16,155,040	24,281,585	20,449,007	14,555,214
Loss on units which cease operations		─	─	─	─	─
Current period net profit (Note 2)		13,523,583	16,155,040	24,281,585	20,449,007	14,555,214
Other consolidated profit and loss during current period (Net after tax)		(3,823,690)	3,238,026	5,503,510	(147,547)	(7,331,544)
Total consolidated profit and loss during current period (Note 2)		9,699,893	19,393,066	29,785,095	20,301,460	7,223,670
Net profit attributable to Owner of the Company (Note 2)		13,066,075	15,689,074	23,636,522	19,478,873	13,715,836
Net profit attributable to Non-controlling interests		457,508	465,966	645,063	970,134	839,378
Total consolidated profit and loss attributable to Owner of the Company		9,301,863	18,798,923	28,802,296	19,405,806	6,978,757
Total consolidated profit and loss attributable to Non-controlling interests		398,030	594,143	982,799	895,654	244,913
Earnings per share (retroactive adjustment) (Note 2)		1.75	2.09	3.07	2.55	1.79

Source: Financial report inspected and certified by a CPA.

Note 1: Where the financial information prepared according to International Financial Reporting Standards is less than 5 years, financial statements prepared according to local financial standards should be separately provided.

Note 2: As at September 30, 2016 the company has completed identification of the difference between its investment cost and the net fair value of identifiable assets and liabilities of Siliconware Precision Industries Co., Ltd. following which it has made retrospective adjustments to its 2015 financial statement. Following adjustments non-operating income and expenses are NTD122,274,000, net profit before tax NTD25,006,896,000, net profit during current period for continuing operations NTD20,167,650,000, net profit during current period NTD20,167,650,000, total consolidated profit and loss during current period NTD20,020,103,000, net profit attributable to owner of the Company NTD19,197,516,000, total consolidated profit and loss attributable to the Company NTD19,124,449,000 and earning per share (with retroactive adjustment) are NTD2.51.6. Condensed consolidated profit and loss statement - International Financial Reporting Standards(individual financial report)

200

Unit: Except for earnings per share which are denominated in NTD, all other figures are expressed in NTD'000.

Year Item	Financial information for the most recent 5 fiscal years (note)
	2011	2012	2013	2014	2015
Operating revenue	N/A	72,926,652	82,329,117	96,678,100	94,206,807
Gross profit		18,324,545	22,264,748	29,376,669	25,147,806
Operating profits		10,653,147	12,936,797	18,278,988	13,892,786
Non-operating revenue and gains (Note 2)		3,906,755	4,458,346	7,882,138	8,540,566
Net profit before tax (Note 2)		14,559,902	17,395,143	26,161,126	22,433,352
Continuing operations Current period net profit (Note 2)		13,066,075	15,689,074	23,636,522	19,478,873
Loss on units which cease operations		─	─	─	─
Current period net profit (Note 2)		13,066,075	15,689,074	23,636,522	19,478,873
Other consolidated profit and loss during current period (Net after tax)		(3,764,212)	3,109,849	5,165,774	(73,067)
Total consolidated profit and loss during current period (Note 2)		9,301,863	18,798,923	28,802,296	19,405,806
Net profit attributable to Owner of the Company		─	─	─	─
Net profit attributable to Non-controlling interests		─	─	─	─
Total consolidated profit and loss attributable to Owner of the Company		─	─	─	─
Total consolidated profit and loss attributable to Non-controlling interests		─	─	─	─
Earnings per share (retroactive adjustment) (Note 2)		1.75	2.09	3.07	2.554

Source: Financial report inspected and certified by a CPA.

Note 1: Where the financial information prepared according to International Financial Reporting Standards is less than 5 years, financial statements prepared according to local financial standards should be separately provided.

Note 2: As at September 30, 2016 the company has completed identification of the difference between its investment cost and the net fair value of identifiable assets and liabilities of Siliconware Precision Industries Co., Ltd. following which it has made retrospective adjustments to its 2015 financial statement. Following adjustments non-operating income and expenses are NTD8,259,209,000, net profit before tax NTD22,151,995,000, net profit during current period for continuing operations NTD19,197,516,000, net profit during current period NTD19,197,516,000, total consolidated profit and loss during current period NTD19,124,449,000, and earning per share (with retroactive adjustment) are NTD2.51.

201

7. Condensed profit and loss statement - Local Accounting Standards (consolidated)

Unit: Except for earnings per share which are denominated in NTD, all other figures are expressed in NTD'000.

Year Item	Financial information for the most recent 5 fiscal years (note)
	2011	2012	2013	2014	2015
Operating revenue	185,347,206	193,972,392	N/A
Gross profit	35,008,803	36,623,770
Operating profits	16,821,251	17,761,382
Non-operating revenue and profit	3,058,708	2,435,229
Non-operating expenses and losses	2,882,798	3,606,075
Profit and loss before tax for units as continuing operations	16,997,161	16,590,536
Profit and loss for units as continuing operations	13,978,949	13,548,908
Profit and loss for units which cease operations	─	─
Non-operating profit and loss	─	─
Cumulative effect of changes in Accounting principles	─	─
Current period net profit	13,978,949	13,548,908
Earnings per share (retroactive adjustment) (NTD)	1.83	1.76

Source: Financial report inspected and certified by a CPA.

Note: For fiscal years 2013-2016 the company's financial reports are compiled in accordance with International Financial Reporting Standards (IFRS), therefore there are no financial reports that have been compiled in accordance with local accounting standards.

6. Condensed profit and loss statement - Local Accounting Standards(individual financial report)

Unit: Except for earnings per share which are denominated in NTD, all other figures are expressed in NTD'000.

Year Item	Financial information for the most recent 5 fiscal years (note)
	2011	2012	2013	2014	2015
Operating revenue	69,439,165	72,926,652	N/A
Gross profit	17,720,164	18,365,510
Operating profits	10,859,132	10,732,774
Non-operating revenue and profit	6,298,044	5,659,159
Non-operating expenses and losses	2,104,588	1,806,747
Profit and loss before tax for units as continuing operations	15,052,588	14,585,186
Profit and loss for units as continuing operations	13,725,958	13,091,359
Profit and loss for units which cease operations	─	─
Non-operating profit and loss	─	─
Cumulative effect of changes in Accounting principles	─	─
Current period net profit	13,725,958	13,091,359
Earnings per share (retroactive adjustment)	1.83	1.76

Source: Financial report inspected and certified by a CPA.

Note: For fiscal years 2013-2016 the company's financial reports are compiled in accordance with International Financial Reporting Standards (IFRS), therefore there are no financial reports that have been compiled in accordance with local accounting standards.

202

(2)Changes which affect the above condensed financial statements' consistency such as accounting changes, merger of companies or cessation of business units and their impact on the current year's financial reports: None.

(3) Names of auditors and audit opinions of the most recent 5 fiscal years

1. List the name of certified public accountants who have audited the company's accounts during the past 5 years and their audit opinion. Except for unqualified opinions, set out in details the contents of their opinions

Year	Audit firm name:	Accountant name:	Audit opinion
2011	KPMG Taiwan	Gong Jun-Ji, Qiu Hui-Yin	Unqualified opinion
2012	KPMG Taiwan	Chen Zhen-Li, Gong Jun-Ji	Unqualified opinion
2013	KPMG Taiwan	Chen Zhen-Li, Gong Jun-Ji	Unqualified opinion
2014	KPMG Taiwan	Chen Zhen-Li, Jiang Jia-Ling	Unqualified opinion
2015	KPMG Taiwan	Chen Zhen-Li, Jiang Jia-Ling	Revised unqualified opinion

2. If there is any replacement of auditor in the last 5 fiscal years, the reasons for the replacement of company, the former and successor auditors should be explained: Change of auditors due to internal re-organization of the auditor firm.

(4) Financial analysis

1. Financial Anlaysis - International Financial Reporting Standards (consolidated financial report)

Year/Anlaysis Item		Financial analysis of the most recent 5 years					Financial information as at September 30, 2016
		2011	2012	2013	2014	2015
Financial structure (%)	Debt-asset ratio (Note 3)	N/A	55.21	55.66	52.56	53.89	55.30
	Long-term fund/property, plants and equipment (Note 3)		128.18	141.43	146.97	163.19	166.82
Debt-Repayment Ability	Current ratio %		115.15	131.08	143.85	130.07	121.09
	Quick ratio %		73.86	93.47	101.06	87.09	78.39
	Interest coverage ratio (Note 3)		9.27	9.58	13.28	12.15	11.76
Operating Ability	Receivables turnover ratio (times)		5.70	5.45	5.34	5.79	5.44
	Average days of collection		64	67	68	63	67
	Inventory turnover ratio (times)		5.06	5.29	5.14	5.01	4.41
	Payables turnover ratio (times)		6.93	6.65	6.30	6.71	5.92
	Average days of sales		72	69	71	73	83
	Property, plant and equipment		1.62	1.70	1.81	1.88	1.79
	Total assets turnover ratio (times)		0.82	0.82	0.83	0.81	0.73
Profit Ability	Return on assets (%)(Note 3)		6.42	6.75	8.44	6.39	5.87
	Return on shareholder's equity (%)(Note 3)		12.76	13.57	17.01	12.51	11.78
203

	Net profit before tax/Paid-up capital (%)(Note 3)	21.81	24.76	36.27	31.94	30.81
	Net profit margin (%)(Note 3)	6.97	7.35	9.46	7.22	7.36
	Earnings per share (NTD) (Note 3)	1.75	2.09	3.07	2.55	1.79
Cash Flow	Cash flow ratio (%)	39.02	40.95	41.25	47.76	41.34
	Cash flow adequacy ratio (%)	85.05	84.88	84.73	90.08	102.76
	Cash reinvestment ratio (%)	9.27	9.56	8.80	9.39	10.70
Leverage	Operating leverage	2.38	2.21	1.94	2.24	2.24
	Financial leverage	1.13	1.11	1.09	1.10	1.10

Please explain reasons for changes in financial ratios in the last two years: (If the increase, decrease or change is less than 20%, the analysis can be exempted.)

Decrease in return on assets, rate of return and net profit margin of the company and its subsidiaries: Gross operating margin and net operating profit in 2015 were affected by adjustments in product portfolio. As a result net profit after tax for 2015 declined resulting in the reduction of relevant financial ratios.

Source: Financial report inspected and certified by a CPA.

Note 1: Where the financial information prepared according to International Financial Reporting Standards is less than 5 years, financial statements prepared according to local financial standards should be separately provided.

Note 2: See Note 3 of Table below for formula for financial analysis.

Note 3: As at September 30, 2016 the company has completed identification of the difference between its investment cost and the net fair value of identifiable assets and liabilities of Siliconware Precision Industries Co., Ltd. following which it has made retrospective adjustments to its 2015 financial statement. Folowing adjustments the financial analysis is as follows: Debt-asset ratio 53.94%, long-term fund to property, plant and equipment 163.01%, interest cover ratio 12.02, return on assets 6.31%, return on shareholders equity 12.35%, net profit before tax as a percentage of paid-up capital 31.58%, net profit margin 7.12% and earning per share (with retroactive adjustment) NTD2.51.

2. Financial anlaysis - International Financial Reporting Standards (individual financial report)

Year/Anlaysis Item		Financial analysis of the most recent 5 years
		2011	2012	2013	2014	2015
Financial structure (%)	Debt-asset ratio (Note 2)		43.12	44.44	42.60	48.71
	Long-term fund to fixed assets ratio (Note 2)		243.78	264.50	241.94	259.13
Debt-Repayment Ability	Current ratio %		41.68	75.28	60.50	35.19
	Quick ratio %		32.89	67.45	53.66	30.70
	Interest coverage ratio (Note2)		21.29	22.64	27.36	20.73
Operating Ability	Receivables turnover ratio (times)		7.05	6.48	5.37	4.98
	Average days of collection		52	56	68	73
	Inventory turnover ratio (times)		15.99	16.73	16.90	17.07
	Payables turnover ratio (times)		7.43	8.06	8.68	8.69
	Average days of sales		23	22	22	21
	Fixed assets turnover ratio (times)		1.25	1.30	1.25	1.17
	Total assets turnover ratio (times)		0.39	0.37	0.37	0.31
Profit Ability	Return on assets (%)(Note 2)		7.60	7.97	10.13	7.20

204

	Return on shareholder's equity (%)(Note 2)	12.63	13.62	17.31	12.68
	Net profit before tax/Paid-up capital (%)(Note 2)	19.15	22.25	33.24	28.33
	Net profit margin (%)(Note 2)	17.92	19.06	24.45	20.68
	Earnings per share (NTD) (Note 2)	1.75	2.09	3.07	2.55
Cash Flow	Cash flow ratio (%)	49.20	40.73	36.53	32.26
	Cash flow adequacy ratio (%)	108.02	100.88	89.77	89.33
	Cash reinvestment ratio (%)	8.20	5.06	5.54	5.80
Leverage	Operating leverage	1.85	1.86	1.73	2.11
	Financial leverage	1.07	1.07	1.06	1.09

Please explain reasons for changes in financial ratios in the last two years: (If the increase, decrease or change is less than 20%, the analysis can be exempted.)

1. Decrease in current ratio: Customer inventory closeout and the concurrence of major customer payment dates at the end of 2015 has caused accounts receivable to be lower than those at the end of 2014, thereby reducing current asset. Increase in current liabilitie is because of increase at the end of 2014 in others payable (related party) and corporate debt due within one year. Together with decrease in current asset, the increase in current liabilities has caused decrease in current ratio.

2. Decrease in quick ratio: Customer inventory closeout and the concurrence of major customer payment dates at the end of 2015 has caused accounts receivable to be lower than those at the end of 2014, thereby reducing quick asset. Increase in current liabilitie is because of increase at the end of 2014 in others payable (related party) and corporate debt due within one year. Together with decrease in current asset, the increase in current liabilities has caused decrease in quick ratio.

3. Decrease in interest coverage ratio: This is mainly because profit is affected by product portfolio adjustments in 2015.

4. Decrease in return on assets: This is because net profit after tax is affected by product portfolio adjustments in 2015.

5. Decrease in return on shareholder's equity This is because net profit after tax is affected by product portfolio adjustments in 2015.

6. Increase in operating leverage: This is because of higher operating income in 2015 than in 2014.

Source: Financial report inspected and certified by a CPA.

Note 1: Where the financial information prepared according to International Financial Reporting Standards is less than 5 years, financial statements prepared according to local accounting standards should be separately provided.

Note 2: As at September 30, 2016 the company has completed identification of the difference between its investment cost and the net fair value of identifiable assets and liabilities of Siliconware Precision Industries Co., Ltd. following which it has made retrospective adjustments to its 2015 financial statement. Folowing adjustments the financial analysis is as follows: Debt-asset ratio 48.76%, long-term fund to property, plant and equipment 258.78%, interest cover ratio 20.49, return on assets 7.1%, return on shareholders equity 12.51%, net profit before tax as a percentage of paid-up capital 27.97%, net profit margin 20.38% and earning per share (with retroactive adjustment) NTD2.51.

Note 3: Calculation formula for financial analysis:

1. Financial structure

(1) Asset-debt ratio = Total assets/Total liabilities

(2) Long-term fund to property, plant and equipment = (Total equity + non-current liabilities)/Net property, plants and equipment

2. Solvency

(1) Current ratio = current assets / current liabilities.

(2) Quick ratio = (current assets – inventory – prepaid expense) / current liabilities.

(3) Times interest earned = net income before income tax and interest expense / current interest expense.

3. Operating ability

205

(1) Receivable (including accounts receivable and business-related notes receivable) turnover ratio = net operating revenue / average balance of receivable of the period (including accounts receivable and business-related notes receivable).

(2) Average days of collection = 365 / receivables turnover ratio.

(3) Inventory turnover ratio = cost of goods sold / average amount of inventory.

(4) Payable (including accounts payable and business-related notes payable) turnover ratio = cost of goods sold / average balance of payable of the period (including accounts payable and business-related notes payable).

(5) Average days of sales = 365 / inventory turnover ratio.

(6) Property, plants and equipment turnover ratio = Net sales/Net average property, plants and equipment

(7) Total assets turnover ratio = net sales / total assets.

4. Profitability

(1) Return on assets ＝ [net income + interest expense (1– tax rate)] / average total assets.

(2) Return on shareholder’s equity＝ net profit and loss / net average shareholders’ equity.

(3) Net profit margin = net income / net sales.

(4) Earnings per share ＝ (Profit and loss attributable to owner of parent company - dividend to special stock) / weighted average of shares issued.

5. Cash flows

(1) Cash flow ratio = new cash flows from operating activities / current liabilities.

(2) Cash flow adequacy ratio = net cash flows from operating activities in the past five years / (capital expenditure + increase in inventory + cash dividend) in the past five years.

(3) Cash reinvestment ratio = (Net cash flows from operating activities – cash dividend) / (gross property, plants and equipment + long-term investment + other non-current assets + working capital).

6. Leverage

(1) Operating leverage = (Net operating income – variable operating cost and expenses) / operating income

(2) Financial leverage = operating income / (operating income – interest expense).

206

3. Financial analysis - Local accounting standards (consolidated)

Year Item of analysis (Note2)			Financial analysis of the most recent 5 years
			2011	2012	2013 (Note 1)	2014 (Note 1)	2015 (Note 1)
Financial Structure		Debt-to-assets ratio (%)	54.31	54.38	N/A
		Long-term fund to fixed assets ratio (%)	136.62	124.49
Debt-Repayment Ability		Current ratio (%)	135.00	115.75
		Quick ratio (%)	84.53	73.46
		Interest coverage ratio	11.20	9.28
Operating Ability		Receivables turnover ratio (times)	5.81	5.73
		Average days of collection	63	64
		Inventory turnover ratio (times)	5.63	5.06
		Payables turnover ratio (times)	6.60	6.93
		Average days of sales	65	72
		Fixed assets turnover ratio (times)	1.66	1.54
		Total assets turnover ratio (times)	0.83	0.79
Profit Ability		Return on assets (%)	7.11	6.47
		Return on shareholder's equity (%)	14.40	12.62
	Percentage of paid-in capital (%)	Operating profits	24.89	23.36
		Net profit before tax	25.15	21.82
		Net profit margin	7.54	6.98
	Earnings per share (NTD)	Basic	1.83	1.76
		Diluted	1.78	1.71
Cash Flow (Note 3)		Cash flow ratio (%)	47.84	34.26
		Cash flow adequacy ratio (%)	93.95	82.60
		Cash reinvestment ratio (%)	10.07	8.53
Leverage		Operating leverage	2.42	2.37
		Financial leverage	1.11	1.13
Reasons for changes in the respective financial ratios during the past 2 years (If the increase, decrease is less than 20%, the analysis can be exempted.) Not applicable.

Source: Financial report inspected and certified by a CPA.

Note 1: For fiscal years 2013-2016 the company's financial reports are compiled in accordance with International Financial Reporting Standards (IFRS), therefore there are no financial reports that have been compiled in accordance with local accounting standards.

Note 2: See Note 2 of Table below for formula for financial analysis.

207

4. Financial analysis - Local accounting standards (individual)

Year Item of analysis (Note2)			Financial analysis of the most recent 5 years
			2011	2012	2013 (Note 1)	2014 (Note 1)	2015 (Note 1)
Financial Structure		Debt-to-assets ratio (%)	40.86	42.06	N/A
		Long-term fund to fixed assets ratio (%)	308.75	251.84
Debt-Repayment Ability		Current ratio (%)	55.03	42.49
		Quick ratio (%)	41.72	32.72
		Interest coverage ratio	17.85	21.33
Operating Ability		Receivables turnover ratio (times)	7.13	7.10
		Average days of collection	51	51
		Inventory turnover ratio (times)	16.68	15.98
		Payables turnover ratio (times)	7.17	7.42
		Average days of sales	22	23
		Fixed assets turnover ratio (times)	1.55	1.27
		Total assets turnover ratio (times)	0.41	0.39
Profit Ability		Return on assets (%)	8.70	7.60
		Return on shareholder's equity (%)	14.47	12.43
	Percentage of paid-in capital (%)	Operating profits	16.07	14.11
		Net profit before tax	22.28	19.18
		Net profit margin	19.77	17.95
	Earnings per share (NTD)	Basic	1.83	1.76
		Diluted	1.78	1.71
Cash Flow (Note 2)		Cash flow ratio (%)	75.82	49.27
		Cash flow adequacy ratio (%)	134.49	121.40
		Cash reinvestment ratio (%)	10.17	8.24
Leverage		Operating leverage	3.10	3.34
		Financial leverage	1.09	1.07
Reasons for changes in the respective financial ratios during the past 2 years (If the increase, decrease is less than 20%, the analysis can be exempted.) Not applicable.

Source: Financial report inspected and certified by a CPA.

Note 1: For fiscal years 2013-2016 the company's financial reports are compiled in accordance with International Financial Reporting Standards (IFRS), therefore there are no financial reports that have been compiled in accordance with local accounting standards.

Note 2: Calculation formula for financial analysis:

1. Financial structure

(1) Debt-to-asset ratio = total liabilities / total assets.

(2) Long-term fund to fixed assets ratio＝(net shareholders’ equity + long-term debt) / net fixed assets.

2. Solvency

(1) Current ratio = current assets / current liabilities.

(2) Quick ratio = (current assets – inventory – prepaid expense) / current liabilities.

(3) Times interest earned = net income before income tax and interest expense / current interest expense.

3. Operating ability

(1) Receivable (including accounts receivable and business-related notes receivable) turnover ratio = net operating revenue / average balance of receivable of the period (including accounts receivable and business-related notes receivable).

208

(2) Average days of collection = 365 / receivables turnover ratio.

(3) Inventory turnover ratio = cost of goods sold / average amount of inventory.

(4) Accounts payable (including accounts payable and business-related notes payable) turnover ratio = Cost of goods sold / average balance of payable during the period (including accounts payable and business-related notes payable).

(5) Average days of sales = 365 / inventory turnover ratio.

(6) Fixed assets turnover ratio＝net sales / net fixed assets.

(7) Total assets turnover ratio = net sales / total assets.

4. Profitability

(1) Return on assets ＝ [net income + interest expense (1– tax rate)] / average total assets.

(2) Return on shareholder’s equity＝ net income / net average shareholders’ equity.

(3) Net profit margin = net income / net sales.

(4) Earnings per share ＝ (net income - dividend to preferred stock) / weighted average of shares issued.

5. Cash flows

(1) Cash flow ratio = new cash flows from operating activities / current liabilities.

(2) Cash flow adequacy ratio = net cash flows from operating activities in the past five years / (capital expenditure + increase in inventory + cash dividend) in the past five years.

(3) Cash reinvestment ratio = (net cash flows from operating activities – cash dividend) / (gross fixed assets + long-term investment + other assets + working capital).

6. Leverage

(1) Operating leverage = (net operating income – variable operating cost and expenses) / operating income

(2) Financial leverage = operating income / (operating income – interest expense).

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(6) Description of material changes in accounts Compare the accounts of the balance sheet and income statement of the most recent two fiscal years. If the change in the amount is 10% or more and the amount is 1% of the total assets of the current fiscal year, the reasons for the change should be analyzed in details.

1. International Financial Reporting Standards (consolidated financial report)

Unit: (NT$1,000) %

Year Accounting Item	2014		2015		Changes:		Explanation
	Amount	% (Note 1)	Amount	% (Note 1)	Amount	% (Note 2)
Net accounts receivable	52,920,810	15.85%	44,931,487	12.30%	(7,989,323)	(15.10%)	Net accounts receivable for year-end 2015 was lower than that in 2014 due to customers liquidating excess inventory coincidentally encountering the payment dates of key customers
Investment accounted for using equity method	1,492,441	0.45%	37,141,552	10.17%	35,649,111	2,388.64%	This is because of the company's additional adoption of equity method for its investment in 24.99% of the equity of Siliconware Precision Industries
Short-term borrowing	41,176,033	12.33%	32,635,321	8.93%	(8,540,712)	(20.74%)	This is caused by repayment of short-term bank loans in 2015
Short-term bills payable	-	-	4,348,054	1.19%	4,348,054	100.00%	Addition of commercial bills payable for the company's operating needs in 2015
Corporate debts due within one year	-	-	14,685,866	4.02%	14,685,866	100.00%	This is because imminent expiration of the company's 2015 Third foreign unsecured convertible corporate bonds' redemption right, as a result of which the compny transfered them from corporate debts payable to payable within one year
Corporate debt payable	31,270,131	9.36%	23,740,384	6.50%	(7,529,747)	(24.08%)	This is because of the company's issuance of 2015 Fourth foreign unsecured convertible corporate bonds and imminent expiration of the company's 2015 Third foreign unsecured convertible corporate bonds' redemption right, as a result of which the compny transfered them from corporate debts payable to payable within one year
Long-term borrowing	24,104,424	7.22%	42,493,668	11.64%	18,389,244	76.29%	Additional long-term loans to meet the company's operating needs
Capital reserve	16,013,059	4.79%	23,757,099	6.50%	7,744,040	48.36%	In 2015 the company disposed of part of its shareholding in Universal Scientific Industrial (Shanghai). Profit from the equity transaction is recognized under Capital Reserve
Treasury stock	(1,959,107)	(0.59%)	(7,292,513)	(2.00%)	(5,333,406)	272.24%	In 2015 the company bought back treasury stocks for conversion under its Fourth foreign unsecured corporate bonds
Operating revenue	256,591,447	100.00%	283,302,536	100.00%	26,711,089	10.41%	In 2015 the company continued to expand its production capacity. As a result operating income and cost were both higher than those in 2014
Operating cost	203,002,918	79.12%	233,167,308	82.30%	30,164,390	14.86%
Net operating profit	29,645,869	11.55%	24,884,622	8.78%	(4,761,247)	(16.06%)	The company's adjustments to its product portfolio affect its gross operating margin, thus reducing its net operating profit for 2015
Other profit	776,290	0.30%	1,437,036	0.51%	660,746	85.12%	Due to increase in the profit of financial tools whose profit and loss are measured using fair market value, and decrease in loss from currency conversion in 2015
Recognition of portion of profit and loss of related enterprises using equity method (Note 3)	(108,726)	(0.04%)	402,730	0.14%	511,456	(470.41%)	Recognition of investment return for reinvestment company in 2015 based on shareholding ratio
Conversion difference in the financial statements of overseas operating units	5,405,027	2.11%	(63,509)	(0.02%)	(5,468,536)	(101.17%)	Decline in the appreciation of USD caused reduction in conversion difference in the financial statement of overseas operating units
Other comprehensive income (net income after tax)	5,503,510	2.14%	(147,547)	(0.05%)	(5,651,057)	(102.68%)	Due to changes in the conversion difference in the financial statement of overseas operating units

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Note 1: % refers to the same type of ratio of that item in the relevant statements.

Note 2: % refers to the calculated change of rate, assuming the previous year was 100%.

Note 3: As at September 30, 2016 the company has completed identification of the difference between its investment cost and the net fair value of identifiable assets and liabilities of Siliconware Precision Industries Co., Ltd. following which it has made retrospective adjustments to its 2015 financial statement. The portion after adjustment of profit and loss of related enterprises recognized using equity method is NTD121,373,000.

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2. International Financial Reporting Standards (individual financial report)

Unit: NT$ 1,000

Year Accounting Item	2014		2015		Changes:		Explanation
	Amount	% (Note 1)	Amount	% (Note 1)	Amount	% (Note 2)
Investment accounted for using equity method	139,053,527	53.13%	189,994,170	62.10%	50,940,643	36.63%	This is because of the company's additional adoption of equity method for its investment in 24.99% of the equity of Siliconware Precision Industries
Short-term bills payable	0	0.00%	4,348,054	1.42%	4,348,054	100%	Addition of commercial bills payable for the company's operating needs
Others payable - Related parties	30,653,624	11.71%	40,191,954	13.14%	9,538,330	31.12%	Increase in loan of funds to related enterprises as a result of fund deployment within the Group
Corporate debts due within one year	0	0.00%	12,162,192	3.98%	12,162,192	100%	This is because imminent expiration of the company's 2015 Third foreign unsecured convertible corporate bonds' redemption right, as a result of which the compny transfered them from corporate debts payable to payable within one year
Corporate debt payable	19,270,613	7.36%	13,938,894	4.56%	(5,331,719)	(27.67%)	This is because of the company's issuance of 2015 Fourth foreign unsecured convertible corporate bonds and imminent expiration of the company's 2015 Third foreign unsecured convertible corporate bonds' redemption right, as a result of which the compny transfered them from corporate debts payable to payable within one year
Long-term borrowing	18,355,554	7.01%	37,424,607	12.23%	19,069,053	103.89%	Additional long-term loans taken in response to the company's operating needs
Capital reserve	16,013,058	6.12%	23,757,099	7.77%	7,744,041	48.36%	In 2015 the company disposed of part of its shareholding in Universal Scientific Industrial (Shanghai). Profit from the equity transaction is recognized under Capital Reserve
Treasury stock	(1,959,107)	(0.75%)	(7,292,513)	(2.38%)	(5,333,406)	272.24%	In 2015 the company bought back treasury stocks for conversion under its Fourth foreign unsecured corporate bonds
Gross profit	29,376,669	30.39%	25,147,806	26.69%	(4,228,863)	(14.40%)	Gross profit margin affected in 2015 mainly because of adjustment in product portfolio
Other income	114,369	0.12%	451,354	0.48%	336,985	294.65%	Increase in share dividend of Ripley Cable Holdings I, L.P., a financial asset available or sale
Other profit	8,043	0.01%	722,437	0.77%	714,394	8882.18%	Due to increase in the profit of financial tools whose profit and loss are measured using fair market value, and decrease in loss from currency conversion in 2015
Share of other combined profit and loss of related enterprises and joint ventures recognized using equity method	5,168,779	5.35%	49,316	0.05%	(5,119,463)	(99.05%)	Decline in the appreciation of USD in 2015 caused reduction in conversion difference in the financial statement of overseas operating units

Note 1: % refers to the same type of ratio of that item in the relevant statements.

Note 2: % refers to the calculated change of rate, assuming the previous year was 100%.

II. Items that should be included in the financial report

(1) The financial statements and CPA audit reports for the two preceding fiscal years as of the time when the issuer registered the offering and issuance of securities, and the financial report for the most recent quarter publicly announced and reported shall also be included:

1. Please refer to Appendix 2 for the company's 2014 Consolidated Financial Reports and Auditor Report.

2. Please refer to Appendix 3 for the company's 2015 Consolidated Financial Reports and Auditor Report.

3. Please refer to Appendix 4 for the company's 2016 Consolidated Financial Reports and Auditor Report.

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(2) The issuer's parent company financial reports for the two most recent fiscal years, audited and certified by a CPA but excluding statement of major accounting items:

1. 2014 Individual Financial Reports and Auditor Report: Please see Appendix 5.

2. 2015 Individual Financial Reports and Auditor Report: Please see Appendix 6.

(3) If there are CPA audited and certified, or reviewed financial reports and parent company financial reports for the most recent period during the time after the issuer has registered the offering and issuance of securities and up to the date of publication of the prospectus, disclose these reports: None.

III. The information that should be included in the financial summary and other important matters

(1) If the company and its affiliated enterprises have experienced any financial difficulties in the most recent two fiscal years, or in the current year up to the date of publication of the prospectus, indicate the impact on the company's financial position. None.

(2) The information shall be disclosed, in case of occurrence of the events under Article 185 of the Company Act in the most recent two years and up to the date of publication of the prospectus: None.

(3) Subsequent events: None.

(4) Others: None.

IV. Review and analysis of the company's financial condition and operating performance

(2)	Financial status

Indicate the main reasons for, and impact of, any material changes to the company's assets, liabilities, or equity over the preceding two fiscal years. Where the impact is of material significance, describe plans for future response measures.

Unit: (NT$1,000) %

Year Item	2015 (after adjustment)	2014	Difference
			Amount	%
Current assets	156,732,840	159,955,190	(3,222,350)	(2.01)
Property, plant and equipment	149,997,075	151,587,115	(1,590,040)	(1.05)
Intangible assets	11,888,612	11,913,286	(24,674)	(0.21)
Other assets	46,387,673	10,529,176	35,858,497	340.56
Total assets	365,006,200	333,984,767	31,021,433	9.29
Current liabilities	120,502,072	111,199,467	9,302,605	8.37
Non-current liabilities	76,365,603	64,347,296	12,018,307	18.68
Total liabilities	196,867,675	175,546,763	21,320,912	12.15
Share capital	79,185,660	78,715,179	470,481	0.60
Capital reserve	23,757,099	16,013,058	7,744,041	48.36
Retained earnings	55,902,712	52,381,238	3,521,474	6.72
Other interests	5,081,689	5,068,539	13,150	0.26
Treasury stock	(7,292,513)	(1,959,107)	(5,333,406)	272.24
Non-controlling interests	11,503,878	8,219,097	3,284,781	39.97
Total equity	168,138,525	158,438,004	9,700,521	6.12

1. Reasons for changes and impact: (for changes of more than 20%, with the amount involved being NTD10 million)

(1) Increase in other assets: This is because of the company's additional adoption of equity method for its investment.

(2) Increase in Capital Reserve In 2015 the company disposed of part of its shareholding in Universal Scientific Industrial (Shanghai). Profit from the equity transaction is recognized under Capital Reserve.

(3) Increase in treasury stock In 2015 the company bought back treasury stocks for conversion under its Fourth foreign unsecured corporate bonds.

(4) Increase in non-controlling equity: Due to disposal of partial shareholding in subsidiary Universal Scientific Industrial (Shanghai).

2. Response plan: The above changes did not have major impact on the company.

(3)	Financial Performance

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1.	Analysis of comparison of financial performance

Unit: (NT$1,000) %

Year Item	2015	2014	Increased (reduced) amount	Change ratio (%)
Operating revenue	283,302,536	256,591,447	26,711,089	10.41
Operating cost	233,167,308	203,002,918	30,164,390	14.86
Gross profit	50,135,228	53,588,529	(3,453,301)	(6.44)
Operating expenses	25,250,606	23,942,660	1,307,946	5.46
Operating profits	24,884,622	29,645,869	(4,761,247)	(16.06)
Non-operating revenue and gains (Note)	403,631	(1,097,658)	1,501,289	136.77
Net profit before tax (Note)	25,288,253	28,548,211	(3,259,958)	(11.42)
Income tax expense	4,839,246	4,266,626	572,620	13.42
Current period net profit (Note)	20,449,007	24,281,585	(3,832,578)	(15.78)
Other comprehensive income (net income after tax)	(147,547)	5,509,748	(5,657,295)	(102.68)
Total comprehensive income (Note)	20,301,460	29,785,095	(9,483,635)	(31.84)

Note: As at September 30, 2016 the company has completed identification of the difference between its investment cost and the fair value of identifiable assets and liabilities of Siliconware Precision Industries Co. Ltd. attributable to the company, with appropriate retroactive adjustments to the company's 2015 financial statement. After the aforesaid adjustments non-operating income and expenses were NT$122,274,000; net profit before tax was NT$25,006,896,000; net profit during current period for units operating as going concern during current period was NT$20,167,650,000; net profit during current period was NT$20,167,650,000; total consolidated profit & loss during current period was NT$20,020,103,000.

Explanation for major changes: (for changes of more than 20%, with the amount involved being NTD10 million)

(1) Increase in non-operating income and expense: This is mainly because of increased profit in 2015 for financial tools whose profit and loss was measured using fair market value compared to those in the previous year.

(2) Decrease in other comprehensive income (net income after tax) This is mainly because of decrease in 2015 of conversion difference in financial statements of overseas operating units.

(3) Decrease in total comprehensive income: This is mainly because gross operation profit margin was affected by adjustments of product portfolio in 2015. There was therefore decrease in net operating profit and conversion difference in financial statements of overseas operating units in 2015.

2.	The expected sales and its basis, and the possible impact on the company’s future financial operations and response plans:

Sales volume is based on market demand. Consideration is also given to projected customer order volume and production capacity of the company and its subsidiaries. The company expects growth in sales volume during the next one year.

(4)	Cash flow

1.	Analysis and explanation on the change in cash flow in the most recent fiscal year.

Unit: (NT$1,000) %

Item	2015	2014	Increased (reduced) amount	Increased (reduced) percentage (%)
Operating activities	57,548,305	45,864,749	11,683,556	25.47%
Investment activities	(63,351,429)	(38,817,889)	(24,533,540)	63.20%
Fundraising activities	8,636,339	(2,797,003)	11,433,342	(408.77%)

Explanation for major changes: (Where changes exceed 50%, with the amount being more than 5% of paid-up capital)

(1) Cash out-flow from investment activities increased to NTD24,533,540,000: This is because of the company's additional adoption of equity method for its investment in 24.99% of the equity of Siliconware Precision Industries.

(2) Cash in-flow from fundraising activities increased to NTD11,433,342,000: In 2015 the company issued its Fourth foreign unsecured corporate bonds to meet operating needs. It also increased long-term borrowings and short-term bills payable.

2.	Plan to improve inadequate liquidity in recent years: None

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3.	Analysis of cash flow in the next one year (2016) (individual)

Unit: NT$ 1,000

Opening cash balance	Cash from operations during the year Net operating cash-flow	Cash during the year Cash out-flow	Cash balance (Shortfall) Amount	Remedial measures for cash shortfall
				Investment plan	Investment plan
8,533,346	110,858,863	(135,556,139)	(16,163,930)	─	Issuance of corporate bonds, bank loan, or loans between parent company and subsidiaries

1. Analysis of liquidity changes during next year:

(1) Net operating cash in-flow consists mainly of projected cash in-flow from the company's operations.

(2) Cash out-flow is mainly in response to operating needs, purchase of machinery, and purchase of ancillary facilities.

2. Expected remedial action for cash shortfall and liquidity analysis: The company's projected cash out-flow during the next one year (2016) is mainly to meet operating needs. In addition to using operating cash in-flow, the company will undertake issuance of ordinary corporate bonds, bank loans, or loans between the parent company and subsidiaries and other methods to meet operating needs. The company additionally plans to implement cash capital increase via issuance of new shares to be wholly contributed toward repayment of bank loans.

(5)	Impact of major capital spending on financial position and business operation in the previous year

1.	Utilization of major capital expenses and source of fund

Unit: NT$ 1,000

Project item	Actual or projected source of funds	Actual or projected completion date	Total funding needed	Actual or projected fund utilization
				2016
Expansion of plant by the Company or subsidiaries	Working capital and bank loan	December 2016	6,646,562	6,646,562
Purchase of machinery and equipment by the Company or subsidiaries	Working capital and bank loan	December 2016	21,763,122	21,763,122

As at present the Company and its subsidiaries are unable to make reasonable estimate of its capital expenses during the next 2 to 5 years and anticipated benefits.

2.	Impact of major capital spending on financial position and business operation

Unit: thousands; NT$ 1,000

Year	Item	Output Volume	Sales Volume	Sales revenue	Gross profit
2016	Semiconductor assembly and packaging	1,972,452	1,945,439	3,980,148	1,047,979
2016	Semiconductor assembly and testing	-(Note 1)	-(Note 1)	774,481	265,058

Note 1: Costs are based on test times, therefore the volumes are not disclosed.

Note 2: Estimates are solely for anticipated benefit in fiscal year 2016 for major capital expenses in 2016. Capital expenses on EMS comprise only small ratio. In addition it is difficult to project its industry characteristics. Thus it is not included.

(5)	Reinvestment policy in the most recent year, the main reason for profit or loss, improvement plan, and investment plan for the coming year:

1.	The company's reinvestment policy

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During the past year reinvestment policy of the company and its subsidiaries mainly involves investment in Mainland China, with key consideration given to their core competitiveness. As such each investment was made after careful study and evaluation.

2.	Main reason for profit or loss from reinvestment during the past year, improvement plan, and investment plan for the coming year:

Unit: NT$ 1,000

Reinvested company	Profit or loss in most recent year	Main reasons for profit or loss	Improvement plan	Other investment plan in the future
A.S.E. Holding Limited	480,474	Good operating status	-	Depends on its operating status
J & R Holding Limited	2,049,623	Good operating status	-	Depends on its operating status
ASE Marketing & Service Japan Co., Ltd.	2,082	Good operating status	-	Depends on its operating status
Omniquest Industrial Limited	198,948	Good operating status	-	Depends on its operating status
Innosource Limited	77,641	Good operating status	-	Depends on its operating status
Hung Ching Guang Company	(9,694)	Increase in competitors causing booth rental rate to decline	Continued solicitation of vendors and increase rental rate of exhibition booth	Depends on its operating status
Hung Ching Development & Construction Co. Ltd.	64,151	Good operating status	-	Depends on its operating status
Universal Scientific Industrial (USI)	1,200,793	Good operating status	-	Depends on its operating status
ASE Test Inc.	2,883,511	Good operating status	-	Depends on its operating status
USI	1,239,134	Good operating status	-	Depends on its operating status
Lu Zhu Development Co., Ltd.	(1,527)	Real estate development operation current remains in planning and development stage.	Already signed partnership contract with Hong Ching Construction to jointly develop land	Depends on its operating status
Riyueyang Company	(4,274)	A new company, its plant is still under construction	N/A	Depends on its operating status
Siliconware Precision Industries Co., Ltd.	410,937	Good operating status	-	Depends on its operating status
Advanced Microelectronic Products, Inc.	(58,390)	Insufficient production capacity, thus incurring loss as it does not have economy of scale	Continue to launch high value-added products and maintain technological leadership in order to expand market share in the power semiconductor industry.	Depends on its operating status

3. Investment plan for the coming year: None

(6)	Other material issues: None.

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V. Special Notes

1.	Implementation of internal control system

(1) Recommendations of accountants during the past 3 years on internal control

Year	Recommendation by accountants	Current improvements
2013	No major defect	None
2014	No major defect	None
2015	No major defect	None

(2) The status of improvement of material defects discovered by internal auditors in the most recent three fiscal years: No major defect.

(3) Internal control statement: Please read Page 199 of this Prospectus.

(4) If accountants firm has been entrusted to conduct review of internal control system, the reasons for such appointment, the accountants firm review opinion, the company's improvement measures and status of improvement of defects shall be disclosed: Not applicable.

2.	Those who have retained an FSC-approved or -recognized credit rating institution to conduct a credit rating/evaluation shall disclose the credit rating/evaluation report issued by the credit rating institution: Not applicable.

3.	Summary opinion from the securities underwriter's assessment: Please read Page 200 of this Prospectus.

4.	Attorney's legal opinion: Please read Page 201 of this Prospectus.

5.	Summary opinion stated in the case checklist schedule written by the issuer and reviewed by a CPA: Not applicable.

6.	The improvement status of the items notified to be corrected, if at the time the company registered (or applied for approval of) the previous offering and issuance of securities the FSC had notified it to make self-correction on certain items: None.

7.	The items notified to be further disclosed, if at the time the company registered the current offering and issuance of securities the FSC had notified it to make supplemental disclosure on certain items: Not applicable.

8.	The statement or promised items disclosed in the prospectus from the company's registration (application) for offering and issuance of securities for the first time, the preceding time, and within the most recent three fiscal years, and the current state of fulfillment of such: None.

9.	The major content of any dissenting opinion of any director or supervisor regarding any material resolution passed by the board of directors, where there is a record or written statement of such opinion, for the most recent fiscal year and up to the date of publication of the prospectus. None.

10.	Any legal sanctions against the company or its internal personnel, or any disciplinary action taken by the company against its own personnel for violation of internal controls, during the most recent fiscal year or during the current fiscal year up to the date of publication of the prospectus; and a description of the main shortcomings in the company's internal control system as well as an indication of measures for improvement: None.

11.	The statement issued by the securities underwriter, the issuer, and the issuer's directors, supervisors, General Manager, financial or accounting officer, and the managerial officers involved in the current registration for public offering and issuance of securities, specifying that no underwriting related fees will be refunded or collected: Please refer to Appendix 7.

12.	For a case that involves the issuer conducting a cash capital increase or an offering of corporate bonds with equity characteristics and adopting book building and public

217

underwriting, the statement issued by the securities underwriter and issuer, specifying that allocation to related parties and insiders is prohibited. Not applicable.

13.	Where depending on the nature of its operations, the issuer has engaged experts with professional knowledge and vast experience in technology, operations and finance etc. to conduct analysis and give opinions on the issuer's existing operating status and future development after current issuance of securities, the assessment opinions of such experts shall be disclosed: Not applicable.

14.	Other necessary supplemental information: None.

XIV. Matters relating to the state of its implementation of corporate governance that should be recorded by a company listed on the stock exchange or traded on an OTC market:

(1) Operation of the Board of Directors

Between January 1, 2015 and December 8, 2016 the Board of Directors met 32 (A) times (6 times for the previous Board an 26 times for the new Board), with the directors' attendance as follows:

Title	Name	Attendance in person (or as observer)(B)	By proxy	Actual attendance rate (%)(B/A) (note)	Remarks
Director	Hong-Ben Chang (Vice Chairman)	16	13	50%	Re-elected on June 23, 2015
Director	Rutherford Chang	1	2	3%	Re-elected on June 23, 2015
Director	Representative, ASE Enterprises Ltd. Jason C.S. Chang (Chairman)	16	13	50%	Re-elected on June 23, 2015
Director	Tien Wu, Representative, ASE Enterprises Ltd.	25	2	78%	Re-elected on June 23, 2015
Director	Joseph Tung, Representative, ASE Enterprises Ltd.	31	1	97%	Re-elected on June 23, 2015
Director	Raymond Lo, Representative, ASE Enterprises Ltd.	22	2	85%	Newly elected on June 24, 2015
Director	Jeffery Chen, Representative, ASE Enterprises Ltd.	22	3	85%	Newly elected on June 24, 2015
Director	Chen Tien-chi, Representative, ASE Enterprises Ltd.	24	0	92%	Newly elected on June 24, 2015
Director	Representative, J&R Holding Ltd.: Raymond Lo	6	0	100%	Resigned during by-election June 23, 2015
Director	Representative, J&R Holding Ltd.: Jeffery Chen	4	1	67%	Resigned during by-election June 23, 2015
Independent Director	You Sheng-Fu	32	0	100%	Re-elected on June 23, 2015
Independent Director	Ta-lin Hsu	17	15	53%	Re-elected on June 23, 2015
Independent Director	Mei-yue Ho	25	1	96%	Newly elected on June 24, 2015

Note: Actual attendance rate (%) is calculated based on the number of Board meetings and actual attendance of the director.

Other matters that require reporting:

1. The items included in Article 14-3 of the Securities and Exchange Act and other comments objected or retained by other Independent Directors in record or the resolutions of the Board of directors in a written statement should indicate the

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date, period, content of the motion, opinions of all Independent Directors and how the company handles the opinion of the Independent Directors: None.

2. The directors’ avoidance of interest motion should indicate the names of the directors, content of the motion and reasons of avoidance of interest as well as the involvement in voting:

Date of Board meeting: Session No.	Motions	Results and resolutions	Company's follow-up on opinion of independent directors
September 8, 2015 12th Board meeting (2015)

To propose manager and employee bonus for the company's 2014 profit distribution plan.

Abstention of directors on the ground of conflict of interest:

Summary of speech by director Joseph Tung: Directors and ASE Enterprises Ltd. representatives Joseph Tung, Jason Chang, Hong-Ben Chang, Tien Wu, Raymond Lo and Chen Tien-chi are managers of the company and thus obviously are interested parties in the proposal on the company's 2014 profit-distribution proposal involving bonus for managers and employees. To avoid conflict of interest, directors Joseph Tung (including acting as proxy for chairman Jason Chang), Tien Wu, Raymond Lo (including acting as proxy for Hong-Ben Chang) and Chen Tien-chi will abstain from discussion and voting for the motion. The rest of the directors in attendance are requested to discuss the proposal.

		The remaining 4 directors in attendance namely Jeffery Chen, You Sheng-Fu (including as proxy for Ta-Lin Hsu) and Mei-Yue Ho discussed and approved the motion.	Not applicable.
September 8, 2015 12th Board meeting (2015)

To propose director's remuneration for the company's 2014 profit distribution plan.

Abstention of directors on the ground of conflict of interest:

Summary of speech by director Joseph Tung: Directors and ASE Enterprises Ltd. representative Joseph Tung, Jason Chang, Tien Wu, Raymond Lo, Chen Tien-chi, Jeffery Chen, and director Hong-Ben Chang, are directors of the company and subject of remuneration for directors and supervisors, and thus obviously are interested parties in the proposal. To avoid conflict of interest, directors Joseph Tung (including acting as proxy for chairman Jason Chang), Tien Wu, Raymond Lo (including acting as proxy for Hong-Ben Chang), Chen Tien-chi and Jeffery Chen will abstain from discussion and voting for the motion. The rest of the directors in attendance are requested to discuss the proposal.

		The remaining 3 directors in attendance namely You Sheng-Fu (including as proxy for Ta-Lin Hsu) and Mei-Yue Ho discussed and approved the motion.	Not applicable.
April 1, 2016 4th Board meeting (2016)

To discuss and revise remuneration of independent directors

Abstention of directors on the ground of conflict of interest:

Summary of speech by independent director You Sheng-Fu: Directors Yu Sheng-Fu, Ta-Lin Hsu and Mei-Yue Ho are all independent directors of the company. As such they have a patent conflict of interest in relation to the motion and will abstain from discussion and voting on the motion. The rest of the directors in attendance are requested to discuss the proposal.

		Upon inquiry by the chairman all the directors in attendance except for independent directors Yu Sheng-Fu, Ta-Lin Hsu and Mei-Yue Ho approved the motion and passed the resolution.	Not applicable.
September 2, 2016 11th Board meeting	To propose distribution of remuneration for managers in 2015. Abstention of directors on the ground of conflict of interest:	The remaining directors in attendance namely You Sheng-Fu,	Not applicable.

219

(2) The operation of the audit committee or the involvement of supervisors in the operation of the Board of Directors:

The company's Audit Committee has between June 24, 2015 and December 08, 2016 met 20 times (A), with attendance of independent directors as follows:

Title	Name	Actual attendance (B)	By proxy	Actual attendance rate (%)(B/A)	Remarks
Independent Directors	You Sheng-Fu	19	1	95%
Independent Directors	Ta-lin Hsu	13	7	65%
Independent Directors	Mei-yue Ho	19	1	95%

Other matters that require reporting:

I.	Items listed in Article 14-5 of the Securities and Exchange Act and other items that have not passed the Audit Committee but approved by more than two-thirds of the entire Board of Directors (the Board of Directors meeting, session number, motion, resolutions of the Audit Committee and the company's follow-up action on the Audit Committee's opinion):

Date of Board meeting: Session No.	Motions	Resolution of Audit Committee	The company's follow-up action on the Audit Committee's opinion
July 2, 2015	To appoint members of	All the independent directors	As more than half of the members of

220

8th Board meeting (2015)	the company's 3rd Compensation Committee	expressed upon inquiry by the chairman, no objections to the approval of the motion for approval by the Board by way of resolution in accordance with Article 9 of the "Constitution of the Audit Committee".	the Audit Committee are interested parties in the motion and have to abstain the Audit Committee is unable to pass a resolution. Thus, in accordance with Article 9 of the "Constitution of the Audit Committee" the Audit Committee agreed to report to the Board for its approval by way of resolution.

II.	The directors’ avoidance of interest motion should indicate the names of the directors, content of the motion and reasons of avoidance of interest as well as the involvement in voting:

Session number	Motions	Name of Independent Director	Reasons for avoidance of interest	Participation in voting
1st meeting of the 1st Audit Committee	To appoint members of the company's 3rd Compensation Committee	You Sheng-Fu Ta-lin Hsu	Independent directors You Sheng-Fu and Ta-Lin Hsu are nominated for election to the Compensation Committee and are therefore interested parties.	Independent director You Sheng-Fu (including as proxy for Ta-Lin Hsu) abstain from discussion and voting.

III.	Communication between independent directors and internal audit supervisor and auditors (e.g. about the company's financial status and operations, means and results etc.)

(1)  Before the end of each month the company's Internal Audit Department will submit consolidated report by way of e-mail to each independent director, such report containing results of its internal audit and defect responses. At the same time the supervisor of the Department will regular communicate on a quarterly basis with the independent directors. The supervisor also submits internal audit report during quarterly Board meetings. In addition the supervisor will promptly report to the independent directors on any special incidents. In 2015 and 2016 there are no such special incidents. As at to-date the company's independent directors and the supervisor of the Internal Audit Department have excellent communication.

(2)  The company's CPAs (external auditors) also report quarterly to independent directors, results of their audit or review of the current quarter's financial statements, as well as other matters requiring communication under the law. In addition the CPAs (external auditors) will promptly report to the independent directors on any special incidents. In 2015 and 2016 there are no such special incidents. As at to-date the company's independent directors and the CPAs (external auditors) have excellent communication.

2. Attendance of supervisors in board meetings

Between January 1, 2015 and June 21, 2015 the Board of Directors has 6 meeting (A). The attendance of the supervisors are as follows:

Title	Name	Attendance in person	Actual attendance rate (%)	Remarks
Supervisors	Jerry Chang	1	17%	Resigned during by-election June 23, 2015
Supervisor	Representative, Hung Ching Development & Construction Co. Ltd.: Tseng Yuan-Yi	2	33%	Resigned during by-election June 23, 2015
Supervisor	Representative, Hung Ching Development & Construction Co. Ltd.: Pan Shih-hua	0	0%	Resigned during by-election June 23, 2015
Supervisor	Representative, Hung Ching Development & Construction Co. Ltd.: Chen Tien-chi	1	17%	Resigned during by-election June 23, 2015
Supervisor	Representative, Hung Ching Development & Construction Co. Ltd.: Chun-che Lee	2	33%	Resigned during by-election June 23, 2015
Other matters that require reporting: I. Composition and responsibility of supervisors:

221

(1) Communication between supervisors and company employees and shareholders (e.g. communication channels, means etc.): The company's portal is equipped with spokesperson mail box. Employees and shareholders who wish to consult supervisors can make contact through this channel; In addition supervisors attend Shareholder's Meetings and can therefore be available for direct communication.

(2) Communication between supervisors and the Company's internal audit chief and CPA:

1. Before the end of each month the company's Internal Audit Department will submit consolidated internal audit report and defect response by way of e-mail to supervisors. After the end of each quarter the Department will consolidate all audit items and defects for discussion at the Board meeting, with the Internal Audit Department's supervisor or his proxy present the report in such meetings. After the Board meetings the company will send all relevant materials together with Board minutes by way of e-mail for review by all supervisors.

2. According to Article 219 of the Company Law the supervisor should verify all the forms and statements compiled by the Board of Directors for Shareholders Meeting. If a supervisor has any doubts on financial statements he should directly contact and communicate with the external auditors.

II. If a supervisor voices opinion in the Board of Directors meeting, describe the date of board meeting, term of the board, agenda items, resolutions adopted by the board, and actions taken by the company in response to the opinion of the supervisor: None.

(3) Corporate governance implementation status and deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons

222

Assessed areas:	Operation			Deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons
	Yes	No	Summary
I. Does the company establish and disclose its corporate governance principles in accordance with the Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies?	V		In 2015 the company formulated in accordance with "Corporate Governance Best Practice Principles for TWSE/GTSM Listed Companies" its Code of Corporate Governance. The said Code was approved by the Board of Directors and disclosed on the company's portal. For details please see http://www.aseglobal.com。	Deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons

II. Shareholding structure & shareholders' rights

(1)    Does the company establish internal operating procedures for handling shareholder suggestions, questions, disputes or litigation and handled related matters accordingly?

(2)    Does the company have a list of major shareholders that have actual control over the Company and a list of ultimate owners of those major shareholders?

(3)    Has the company established and implemented risk management and firewall systems within its affiliated enterprises?

(4)    Has the company established internal rules against insiders trading with undisclosed information?

V V V V

The company has set up departments to handle corporate relationship, public relations and legal affairs with full-time staff responsible for handle its stock affairs.

The company maintains on a monthly basis, report on filing of changes in shareholder, with such report being held by its directors and major shareholders owning more than 10% of the company's equity, in order to have thorough knowledge of the company's main shareholders. Through close contact with major shareholders the company has understanding of a list of individuals/entities with ultimate control.

The company implements control through its internal control system and promulgation of relevant rules and regulations. At the same time its audit unit is tasked with periodic supervision of the company's implementation.

The company has formulated "Management Procedure Governing Prevention of Insider Trading" to prevent the company's insiders from carrying out insider trading due to negligence, inadvertence or intentional acts. This ensures fairness in the securities trading market, while also protecting the interest of investors.

Deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons

III. Composition and responsibilities of the Board of Directors

(1)    Has the Board of Directors developed and implemented a diversified policy for the composition of its members?

(2)    Does the company voluntarily establish other functional committees in addition to compensation committee and audit committee?

(3)    Has the company established standards and method for evaluating the

V V V V

The company in its Code of Corporate Governance has set out a policy of diversity with respect to the composition of its Board of Directors.

In this regard the Board of Directors comprises 11 directors including 3 independent directors, one of whom is a female director. Professional skills and knowledge of directors include: Industrial engineering, electronic engineering, mechanical engineering, computer science, physics, finance, economics, accounting, corporate management and psychology. It fully exemplifies the ideal of diversity of the members of the Board.

The company has also duly established an Audit Committee, comprising members appointed by the Board. Its members are all independent directors who conform to the requirements of Sarbanes-Oxley Act as required under Rule 10A-3 of the U.S. Securities Exchange Act of 1934 and the Listing Rules of TWSE for possession of accounting or relevant financial management expertise.

The company has also established a Compensation & Benefit Committee in compliance with the R.O.C. Securities and Exchange Act. According to the aforesaid law, there should be at least one member of the Compensation & Benefit Committee who meets the definition in the R.O.C. Securities and Exchange Act for independent directors. At present the Committee consists of three members, including 2 independent directors.

Deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons

223

Assessed areas:	Operation			Deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons
	Yes	No	Summary
performance of the board of directors, and implemented the performance evaluation annually? (4) Has the company regularly evaluated the independence of CPAs?	V V V V

During annual disbursement of director's remuneration in connection of distribution of profit, the Compensation & Benefit Committee will conduct evaluation based on the directors' performance and propose disbursement accordingly. The company had in its Board of Directors meeting in 2015 passed its rules on directors' performance appraisal and method of appraisal pursuant to its Code of Corporate Governance. It expects to conduct regular performance appraisal beginning in 2016.

The company's Audit Committee obtains yearly, statement of independence of the auditors and assess their independence, following which it presents its findings to the Board of Directors.

(I) Assessment is as follows:

(1) The company's auditors are not related parties of the company and its directors.

(2) In accordance with the Sarbanes-Oxley Act, the company requires that the auditor firm obtain prior approval of its Audit Committee before being appointed as external auditors.

(3) In accordance with the Sarbanes-Oxley Act, the company's auditors are required to report to its Audit Committee on a quarterly basis, its implementation of verification/audit and compliance with independence.

(4) The company conforms to its Code of corporate Governance by rotating its certified accountants/auditors.

(II) Appraisal results are as follows:

(1) The independence of the company's certified accountants is in conformity with the requirements under the U.S. SEC, PCAOB, R.O.C. Accountants Act, and Code of Conduct for Accountants etc.

(2) The company does not appoint the same certified accountant for more than 5 consecutive years.

Deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons
4. Does the company establish a communication channel and build a designated section on its website for stakeholders, and properly respond to corporate social responsibility issues of concern to the stakeholders?	V

The company empowers the persons-in-charge of relevant departments to handle communication with stakeholders such as creditors, customers and vendors. It also sets up labor union and general manager's mail-box to ensure a channel for communication with employees.

The company's portal contains a special section for stakeholders. It provides them with a channel for expressing their opinions. It therefore facilitates the company's understanding of stakeholders' concerns and enables it to make appropriate response. The company also publicly discloses information on its communication with stakeholders through its annual corporate social responsibility report and official portal.

Deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons
5. Does the company designate a professional shareholder service agency to deal with shareholder affairs?	V		The Department of Stock Affairs at President Securities Corp. has been appointed the Company's stock affairs agent.	Deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons

VI. Information disclosure

(1)    Has the company established a corporate website to disclose information regarding the company's financial, business and corporate governance status?

(2)   Does the company have other

V V

The company has in place a web portal and empowers its relevant departments to undertake disclosure and updating of its financial operations and corporate governance. For details please see: http://www.aseglobal.com.

The company has also developed its web portal in Chinese and English. It employs full-time staff to be in charge of collation and disclosure of information. It also has in place a spokesperson and acting spokesperson system in accordance with regulations, as well as a special liaison to give reply to shareholders on their views. For more information see: http://www.aseglobal.com.

Deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons

224

Assessed areas:	Operation			Deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons
	Yes	No	Summary
information disclosure channels (e.g., maintaining an English-language website, appointing responsible people to handle information collection and disclosure, creating a spokesperson system, webcasting investor conference on company website)?	V V		The company appoints full-time staff to be in charge of filing periodically and ad hoc, various financial and operating information on the Market Observation Post System, with publication of major information as required by regulations.
7. Is there any other important information to facilitate a better understanding of the company’s corporate governance practices (including but not limited to employee rights, employee wellness, investor relations, supplier relations, rights of stakeholders, continuing education of directors and supervisors, the implementation of risk management policies and risk evaluation standards, the implementation of customer relations policies, and purchasing insurance for directors and supervisors)?	V

A.     Rights and interests of the employees and employee care: Please refer to the Annual Report's section on "Labor Relationship" and the company's Corporate Social Responsibility Report at http://www.aseglobal.com.

B.     Investor relationship, supplier relationships and the rights and interest of stakeholders: Please refer to the company's web portal on investor relationship and its section for stakeholders: http://www.aseglobal.com.

C.     Further studies by directors, supervisors and managers; Further studies undertaken by the company's directors, supervisors and managers in 2015 are set out in Attached Tables 1 and 2.

D.     Implementation of risk management policy and risk measurement standards: Please refer to the Annual Report under the section "Analysis and Assessment of Risk Items" and the company's Corporate Social Responsibility Report at: http://www.aseglobal.com。

E.     (6) The implementation of client policies: Please refer to the Annual Report under the section "Summary of Market, Production and Sale".

F.     The Company has purchased liability insurance for directors and supervisors. The company has procured liability insurance for its directors and supervisors (in 2015 the sum insured was NTD820 million.)

G.    The company will sign with its suppliers, confidentiality agreements/supplier and contractor social responsibility undertaking. All procurement contracts have clear and legally-valid provisions for rights and duties. The company also has in place a supplier-selection system to ensure that suppliers conform to its quality and environmental policies. The said system is supplemented by supplier audit system to ensure its implementation. In this regard the company accepts the necessity of maintaining long-term dialog with its stakeholders. This will enable the company to have a better understanding of the society, thus allowing it to make the best decisions while preventing it from being in conflict with the public.

Deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons
8. Does the company have corporate governance self-assessment report or have engaged any other professional organization to conduct such assessment? (If so, please describe the opinion of the board, the results of self or outside evaluation, major deficiencies found, suggestions, or improvement actions taken) (Note 2)	V		At present the company participates in corporate governance evaluation by TWSE, pursuant to which it has established "Corporate Governance Evaluation System" to conduct self-evaluation. The company has completed its second Corporate Governance Self-Evaluation Report. The report will be posted on TWSE portal for the public's perusal.	Deviations from Corporate Governance Best-Practice Principles for TWSE/TPEx Listed Companies and reasons

Attached Table 1: Continuing education for directors and supervisors during the past year

225

Title	Name	Date of further study		Organizer	Course	Study hours	Whether the study complies with requirements
		Start	End
Director (and manager)	Hong-Ben Chang	104/12/17	104/12/17	Taiwan Corporate Governance Association	Corporate governance, enterprise risk management	6.0	Yes
		105/07/13	105/07/13	Taiwan Corporate Governance Association	2016 Global Trends and Opportunities in the Green Economy and Corporate Low-Carbon Innovation	3.0	Yes
		105/10/13	105/10/13	Securities and Futures Institute	2017 Economic and Industrial Trends	3.0	Yes
Director	Rutherford Chang	104/12/17	104/12/17	Taiwan Corporate Governance Association	Corporate governance, enterprise risk management	6.0	Yes
		105/07/13	105/07/13	Taiwan Corporate Governance Association	2016 Global Trends and Opportunities in the Green Economy and Corporate Low-Carbon Innovation	3.0	Yes
Representative of legal entity director (and manager)	Jason C.S. Chang	104/12/17	104/12/17	Taiwan Corporate Governance Association	Corporate governance, enterprise risk management	6.0	Yes
		105/07/13	105/07/13	Taiwan Corporate Governance Association	2016 Global Trends and Opportunities in the Green Economy and Corporate Low-Carbon Innovation	3.0	Yes
		105/10/13	105/10/13	Securities and Futures Institute	2017 Economic and Industrial Trends	3.0	Yes
Representative of legal entity director (and manager)	Tien Wu	104/12/17	104/12/17	Taiwan Corporate Governance Association	Corporate governance, enterprise risk management	6.0	Yes
		105/07/13	105/07/13	Taiwan Corporate Governance Association	2016 Global Trends and Opportunities in the Green Economy and Corporate Low-Carbon Innovation	3.0	Yes
		105/10/13	105/10/13	Securities and Futures Institute	2017 Economic and Industrial Trends	3.0	Yes
Representative of legal entity director (and manager)	Joseph Tung	104/07/23	104/07/23	Taiwan Academy of Banking and Finance	Legal responsibility of directors and supervisor under corporate governance	3.0	Yes
		104/12/17	104/12/17	Taiwan Corporate Governance Association	Corporate governance, enterprise risk management	6.0	Yes
		105/07/13	105/07/13	Taiwan Corporate Governance Association	2016 Global Trends and Opportunities in the Green Economy and Corporate Low-Carbon Innovation	3.0	Yes
		105/09/22	105/09/22	Taiwan Institute of Directors	Corporate risk management and the challenges for family enterprises in Taiwan	3.0	Yes
Representative of legal entity director (and manager)	Raymond Lo	104/12/17	104/12/17	Taiwan Corporate Governance Association	Corporate governance, enterprise risk management	6.0	Yes
		105/07/13	105/07/13	Taiwan Corporate Governance Association	2016 Global Trends and Opportunities in the Green Economy and Corporate Low-Carbon Innovation	3.0	Yes
		105/10/13	105/10/13	Securities and Futures Institute	2017 Economic and Industrial Trends	3.0	Yes
Representative of	Jeffery Chen	104/12/17	104/12/17	Taiwan Corporate Governance Association	Corporate governance, enterprise risk management	6.0	Yes

226

Title	Name	Date of further study		Organizer	Course	Study hours	Whether the study complies with requirements
		Start	End
legal entity director (and manager)
		105/07/13	105/07/13	Taiwan Corporate Governance Association	2016 Global Trends and Opportunities in the Green Economy and Corporate Low-Carbon Innovation	3.0	Yes
Representative of legal entity director (and manager)	Chen Tien-chi	104/12/17	104/12/17	Taiwan Corporate Governance Association	Corporate governance, enterprise risk management	6.0	Yes
		105/07/13	105/07/13	Taiwan Corporate Governance Association	2016 Global Trends and Opportunities in the Green Economy and Corporate Low-Carbon Innovation	3.0	Yes
		105/10/13	105/10/13	Securities and Futures Institute	2017 Economic and Industrial Trends	3.0	Yes
Independent Directors	You Sheng-Fu	104/01/22	104/01/22	Securities and Futures Institute	Corporate social responsibility report - Seminar on showcasing the value of sustainable operation	3.0	Yes
		104/07/15	104/07/15	Taiwan Corporate Governance Association	Corporate governance and evergreen enterprise; corporate decision-making and functions of board of directors	6.0	Yes
		105/07/13	105/07/13	Taiwan Corporate Governance Association	2016 Global Trends and Opportunities in the Green Economy and Corporate Low-Carbon Innovation	3.0	Yes
		105/08/10	105/08/10	Securities and Futures Institute	Preventing fraud, protecting corporate secrets, and strengthening corporate management	3.0	Yes
		105/10/13	105/10/13	Securities and Futures Institute	2017 Economic and Industrial Trends	3.0	Yes
Independent Directors	Ta-lin Hsu	104/12/15	104/12/15	Taiwan Academy of Banking and Finance	Corporate governance forum - tax governance blueprint	3.0	Yes
		104/12/23	104/12/23	Securities and Futures Institute	Skills for directors and supervisors in understanding financial information	3.0	Yes
		105/07/13	105/07/13	Taiwan Corporate Governance Association	2016 Global Trends and Opportunities in the Green Economy and Corporate Low-Carbon Innovation	3.0	Yes
		105/10/19	105/10/19	Securities and Futures Institute	Corporate management and securities law	3.0	Yes
Independent Directors	Mei-yue Ho	104/08/10	104/08/10	Taiwan Corporate Governance Association	Enterprise risk management and prevention and detection of fraud risk	3.0	Yes
		104/08/18	104/08/18	Taiwan Corporate Governance Association	American anti-trust law and Taiwan enterprises - why you should care about and what you should know	3.0	Yes

227

Title	Name	Date of further study		Organizer	Course	Study hours	Whether the study complies with requirements
		Start	End
		104/11/13	104/11/13	Taiwan Corporate Governance Association	Global CEO Outlook 2015; Key auditing standards and legal updates	3.0	Yes
		105/07/20	105/07/20	Securities and Futures Institute	Legal responsibilities of directors and supervisors in mergers and acquisitions	3.0	Yes
		105/08/02	105/08/02	Securities and Futures Institute	Understanding and strategically using corporate financial data	3.0	Yes

Attached Table 2: Studies by managers during the past year

Title	Name	Date of further study		Organizer	Course	Study hours	Whether study is compliance with requirements
		Starting	Ending
Vice President and Chief of Accounting	Hong-Ming Kuo	2015/08/07	2015/08/11	Accounting Research and Development Foundation	Continuing education for accounting supervisors of issues, securities houses and Stock Exchange	12	Yes

228

(4) State of operations of the compensation committee:

1. Information on members of the Compensation Committee.

Note: If the committee member meets any of the following criteria in the two years before being appointed or during the term of office, please check "✓" the corresponding boxes:

(1) Not an employee of the Company or any of its affiliates.

(2) Not a director or supervisor of the Company or any of its affiliates. The same does not apply, however, in cases where the committee member is an independent director of the Company, its parent company, or any subsidiary in which the Company holds, directly or indirectly, more than 50 percent of the voting shares.

Not a natural-person shareholder whose shareholding, together with those of his/her spouse, minor children, and shares held under others' names, exceed 1% of the total number of outstanding shares of the Company, or ranks the person in the top ten shareholders of the Company.

(4) Not a spouse, relative within second degree of kinship, or lineal relative within third degree of kinship of any of the persons in the preceding three paragraphs.

Not a director, supervisor or employee of a juristic-person shareholder that holds directly 5% or more of the total number of outstanding shares of the Company or ranks in the top five shareholders.

Not a director, supervisor, manager or shareholder holding 5% or more of the shares of a specified company or institution that has a financial or business relationship with the Company.

Not a professional or an owner, partner, director, supervisor, manager or a spouse of the abovementioned who provides commercial, legal, financial, accounting services or consultation to the Company or an affiliate of the Company.

(8) Not having any of the situations set forth in Article 30 of the Company Act.

2. Current term of office: Between June 24, 2015 and June 23, 2108, and between January 1, 2015 and December 8, 2016 the Compensation Committee met 5 times, with the Committee members' attendance as follows:

Title	Name	Actual attendance (Note)	By proxy	Actual attendance rate (%)	Remarks
Convener	You Sheng-Fu	5	0	100%	-

229

Title	Name	Actual attendance (Note)	By proxy	Actual attendance rate (%)	Remarks
Committee member	Ta-lin Hsu	1	4	20%	-
Committee member	Gu Xiao-Ying	5	0	100%	-

Note: Actual attendance rate (%) is calculated based on the number of Board meetings and actual attendance of the Committee member.

Other matters that require reporting:

I. If the Board of Directors do not adopt or revise the recommendations of the Compensation Committee, explanation should be provided with respect to the date and session of the Board meeting, details on the motion, resolution of the Board and the company's follow-up action on the views of the Compensation Committee: None.

II. If with respect to any resolution of the compensation committee, any member has a dissenting or qualified opinion that is on record or stated in a written statement, describe the date of committee meeting, term of the committee, agenda item, opinions of all members, and actions taken by the company in response to the opinion of members: None.

230

(5) Implementation of corporate social responsibility:

Assessed areas:	Operation			Departure from Corporate Social Responsibility Best Practice Principles for TWSE/GTSM listed companies and reasons
	Yes	No	Summary

I. Corporate governance implementation

(1)    Does the company establish corporate social responsibility policy or system and examine its implementation results?

(2)    Does the company provide educational training on corporate social responsibility on a regular basis?

(3)    Has the company established a dedicated or concurrent unit in charge of promoting CSR with senior management authorized by the board to take charge of proposing CSR policies and

V V V V

The company has adopted "ASE Group Policy for Sustainable Development and Corporate Citizen" and "Code of Corporate Social Responsibility". They are listed in the company's portal under corporate social responsibility and its corporate social responsibility (CSR) report. Pursuant to the said policies the company embarks on its CSR implementation plan. Details are set out in "2. Developing Sustainable Environment", "3. Maintaining Public Welfare", and "6. Other Important Information towards Understanding of CSR Operations" in this Table. The Board regularly conducts review of the company's CSR practice and achievements.

Details on the company's CSR policy, regulations or management rules and results of specific implementation are all disclosed in ASE Group's CSR Report. Please refer to: http://www.aseglobal.com.

The company formalizes annually CSR training program and provides in accordance with the program, training for new recruits and existing employees on their CSR. The program is designed to help employees understand the spirit of the company's CSR and means of achieving it.

The company has established a "Group Sustainable Development Committee" consisting of senior management. The Committee is responsible for guiding and supervising ASE's growth with respect to its global economic, environmental and social policies. It regularly submits report to the Board, and puts in place a "Group Enterprise Sustainability Center", responsible for promoting the company's CSR. The Center is also responsible for assessing the Group's sustainability issues and performance, coordinating and promoting the formulation of the Group's targets and promoting the implementation of sustainable development plans. It reports directly to the Committee. The sustainable development program is divided into 6 major

There is no departure from Corporate Social Responsibility Best Practice Principles for TWSE/GTSM listed companies.

231

Assessed areas:	Operation			Departure from Corporate Social Responsibility Best Practice Principles for TWSE/GTSM listed companies and reasons
	Yes	No	Summary

         reporting to the board?

(4)    Has the company established a reasonable salary remuneration policy, and integrated the employee performance evaluation system with its CSR policy, and established an effective reward and disciplinary system?

themes, namely corporate governance, environmental sustainability, human resources, supply chain development, corporate citizen and social participation, consultation with stakeholders and information disclosure. Their implementation and results are as set out in "2. Developing Sustainable Environment", "3. Maintaining Public Welfare", and "6. Other Important Information towards Understanding of CSR Operations" in this Table.

The company's CSR Report discloses the performance of its CSR unit. It also explains the unit's governance structure and implementation status. For information on the CSR unit's operation and implementation, please see: http://www.aseglobal.com.

The company regularly adjusts its salary structure and welfare in accordance with local regulations and market status. In no way are salaries differentiated based on gender, race, nationality or age.

The company complies with Gender Equality Act and will not consider gender as a criterion for appointment, performance appraisal or promotion of employees.

To maintain the highest standards for employee's work discipline, the company has promulgated Guidelines on employee management, specifying unequivocal incentive and penalty rules. The Guidelines are the highest ethical standard and commitment to be complied with by employees.

II. Fostering a sustainable environment (1) Has the company endeavored to improve the efficiency of resource utilization and used recycled materials which	V

The company has in place a management plan for use of electric power, water resources and consumable materials. It upgrades the efficiency of their supply facilities or makes optimal improvements on a sustained basis. The aim is to comply with "ASE Group Policy for Sustainable Development and Corporate Citizen" and "Code of Corporate Social Responsibility" and achieve their targets of reducing consumption of resources. They include: Energy-saving for air-conditioning,

There is no departure from Corporate Social Responsibility Best Practice Principles for TWSE/GTSM

232

Assessed areas:	Operation			Departure from Corporate Social Responsibility Best Practice Principles for TWSE/GTSM listed companies and reasons
	Yes	No	Summary

         have a low impact on the environment?

(2)    Has the company established a proper environmental management system based on the characteristics of the industry?

(3)    Has the company monitored the impact of climate change on business operations, conducted greenhouse gas inventory and formulated strategies for energy conservation and carbon and greenhouse gas reduction?

V V

lighting and manufacturing processes etc.

All the company's packaging materials are recyclable and compliant with EU regulations. Through internal management processes the company classifies waste materials and recycles resources, thereby reduces waste of natural resources and lowers impact on the environment.

Pursuant to its "ASE Group Policy for Sustainable Development and Corporate Citizen" and "Code of Corporate Social Responsibility" the company has established a management system to implement in an orderly manner management of various types of resources. In this manner it is able to make best use and improve on a sustained basis, energy and water resources.

With respect to environmental protection the company has in addition to compliance with laws and regulations, established ISO14001 environmental management system. In addition to regular checks on legal compliance the company formulates annually, pollution control and equipment improvement plans in order to effectively reduce pollution emission and discharge and make timely review of its environmental management system.

The company monitors the impact of climate changes on its operating activities. As such it implements a ISO14064 greenhouse gas management system, based on which it checks its greenhouse gas discharge. It formulates emission-reduction targets in order to reduce its discharge of greenhouse gases. The company has passed ISO50001 certification. In response to expectations or customers and consumers around the world for low-carbon products the company introduces carbon footprint checks and has as its target, reduction of product carbon footprint.

listed companies.
III. Upholding public interests (1) Has the company	V		The company has introduced SA8000 social responsibility management system and	There is no departure from

233

Assessed areas:	Operation			Departure from Corporate Social Responsibility Best Practice Principles for TWSE/GTSM listed companies and reasons
	Yes	No	Summary

         formulated appropriate management policies and procedures according to relevant regulations and the International Bill of Human Rights?

(2)    Has the company set up an employee hotline or grievance mechanism to handle complaints properly?

(3)    Has the company provided a safe and healthy working environment and provided employees with regular safety and health training?

(4)    Has the company set up a channel for communicating with employees on a regular basis, and reasonably inform employees of any significant changes in

V V V V V

EICC certification, and has promulgated "ASE Group Policy for Sustainable Development and Corporate Citizen" and "Code of Corporate Social Responsibility". It also respects basic human rights, complies with government labor laws and protects workers' rights with respect to their work environment, health and safety.

The company devotes its attention to a harmonious employer-employee relationship. For this it has in pace a communication and complaint management policy. It provides employees with diversified communication channels including employer-employee meetings, general manager mailbox, employees' opinion box, seminars, correspondence, public notice board, internal communication, training, electronic notice board, employee-consultation staff and e-mail etc., all of which serve to enable the company to understand employees' views and suggestions, with reply and follow-up action whenever necessary.

The company has implemented safety and health operations through the introduction of OHSAS 18001 and TOSHMS occupational safety and health management systems. Its objective is to provide employees with a work environment that is compliant with safety and health regulations. In this regard it regularly conducts risk identification and assessment, as well as adopt appropriate improvement measures to reduce work environment risk. The company also conducts employee work safety and health training and health-promotion activities. The company is equipped with employee clinic and regularly arranges employees to undergo health checks required by their respective units.

The company regularly holds seminars or related meetings according to the category of employees including recruits, employees and labor representatives. Through periodic communication and exchanges the company is able to provide employees with an uncluttered communication channel. Whenever there are major work

Corporate Social Responsibility Best Practice Principles for TWSE/GTSM listed companies.

234

Assessed areas:	Operation			Departure from Corporate Social Responsibility Best Practice Principles for TWSE/GTSM listed companies and reasons
	Yes	No	Summary

         operations that may have an impact on them?

(5)    Does the company set up effective career development and training programs for its employees?

(6)    Has the company established any consumer protection mechanisms and complaint procedures regarding R&D, purchasing, production, operation and service?

(7)    Has the company advertised and labeled its goods and services according to relevant regulations and international standards?

(8)    Has the company evaluated the records of suppliers’ impact on the environment and society before doing business with the supplier?

(9)    Do the contracts between the company and its major

V V V V V

changes (such as change in operating points) the company will communicate with employees in advance by giving them at least 2 weeks' notice. To-date the company has not been involved in any incidents involving coercion of its employees.

The company undertakes annual training planning based on occupational training needs and career development requirements. Course programs include; Recruit training, general knowledge training, professional training, grass-root management, mid-level management and talent development etc.

To ensure that customer's views can be effectively relayed and dealt with, as well as to promote timely interaction with customers, the company has in place management procedures for customer communication involving the establishment of professional customer service team, regular inspection of customer satisfaction, provision of relevant customer view response and communication services, and using the Internet as the basis, establishment of customer on-line service platform with integrated service network, thus providing customers with highly efficient services.

The company complies with Taiwan trade laws including those on export and import of strategic hi-tech products. Its marketing, sale and labeling of services are all in accordance with customer needs and regulatory requirements.

Before admitting new suppliers the company will examine and review their records in environmental and social impact in accordance with its vendor selection mechanism. Thereafter the suppliers are subject to the company's annual "sustainable development questionnaire". The company also conducts site check or documentary audit to ensure that suppliers are in conformity with its requirements.

The company also stipulates in its contracts with key suppliers, the requirement for their compliance with local laws and the company's Code of Social Responsibility. Once a supplier is discovered to have conducted itself in contravention of such

There is no departure from Corporate Social Responsibility Best Practice Principles for TWSE/GTSM listed companies.

235

Assessed areas:	Operation			Departure from Corporate Social Responsibility Best Practice Principles for TWSE/GTSM listed companies and reasons
	Yes	No	Summary
suppliers include termination clauses which come into force once the suppliers breach the corporate social responsibility policy and cause significant impact on the environment and society?			requirements the company will conduct investigation. In serious cases it can even terminate its cooperation with such supplier.
IV. Enhancing information disclosure (1) Has the company disclosed relevant and reliable information regarding its corporate social responsibility on its website and the M.O.P.S.?	V

To enable the public to understand the company's ideas and commitments with respect to its responses to sustainable development trends, as well as its efforts and adherence on related topics, the company makes public annually its Corporate Social Responsibility Report (in Chinese and English). It also provides PDF versions in its web portal (http://www.aseglobal.com). Key information on the company's corporate social responsibility is also disclosed in the Market Observation Post System.

There is no departure from Corporate Social Responsibility Best Practice Principles for TWSE/GTSM listed companies.

V. If the Company has established the corporate social responsibility principles based on "Corporate Social Responsibility Best Practice Principles for TWSE/TPEx Listed Companies", please describe any discrepancy between the principles and their implementation:

The company has in conformity with "Corporate Social Responsibility Best Practice Principles for TWSE/TPEx Listed Companies" formulated in 2015 its Code of Corporate Social Responsibility. The said Code was approved by its Board of Directors and posted on its web portal (http://www.aseglobal.com). Furthermore its practice does not deviate significantly from the said Code.

VI. Other important information to facilitate a better understanding of the company’s corporate social responsibility practices:

(1) For other information on the company's CSR operation please refer to the company's CSR Report (http://www.aseglobal.com).

(2) The company has made long-standing effort to repay the society. It does so through the "Warmer Charity Foundation" and "ASE Cultural

236

Assessed areas:	Operation			Departure from Corporate Social Responsibility Best Practice Principles for TWSE/GTSM listed companies and reasons
	Yes	No	Summary

        Educational Foundation" and participation in social welfare activities. The company's employees generously contribute their time, funds and professional skills to help resolve urgent needs and children's educational needs. They provide the greatest support for our fulfillment of our social responsibility and our commitments. The company hopes that through long-term cooperation and communication with neighboring residents and members of the public, it will establish a trusting and harmonious relationship with them. Indeed the company spares no effort in creating a positive and socially-beneficial business environment.

(3)   Active participation in environmental-protection public welfare activities: In December 20, 2013 the company made a commitment to invest at least NTD100 million annually for 30 years in environmental-protection work in Taiwan. This will be done through long-term planning and diverse angles. At present the company has planned and executed numerous environmental-protection public welfare activities through its "ASE Cultural and Educational Foundation". Important projects include:

1.  Promotion of environmental education (construction of green classroom and plan for propagation of environmental-protection concepts/environmental education audio and video programs/South Region environmental education proposal/academic research and studies program for environmental technology/thesis subsidy for post-graduate and doctoral studies on environmental protection.)

2.  Improvement of environmental quality (tree-planting program/Nantze Processing Zone landscaping fence.)

3.  Reduction of environmental impact (campus LED proposal/Nantze Processing Zone's resource recycling model plant operation/proposal for promotion of green supply chain/dengue fever control.)

4.  Promotion of environmental protection art and culture (Yayoi Kusama environmental art and cultural promotion/environmental theme opera - Adventures Under the Sea).

(4)    Participation in charitable and care activities: In 2015 the company was able to rally employees in the Group and raised over NTD10 million. The fund was used through "ASE Cultural and Educational Foundation" towards under-privileged children and needy communities. The Foundation also provides emergency aid. Regional public welfare activities participated by the Foundation include:

1.  Child care center for under-privileged families (after-school care for children/course tutoring/character education/family visits and counseling/parenthood talks etc.)

2.  Subsidies for students from needy families (provision of lunch/study subsidies for primary, secondary and pre-university students in public schools near Kaohsiung and Chungli Plants.)

3.  Emergency aid fund (provision of aid funds to families in need near Kaohsiung and Chungli Plants due to special emergencies or accidents.)

237

Assessed areas:	Operation			Departure from Corporate Social Responsibility Best Practice Principles for TWSE/GTSM listed companies and reasons
	Yes	No	Summary

4.      Sponsorship of aid funds of public welfare units (sponsorship was extended to 20 public welfare organizations in 2015, including donations to medical fund for the under-privileged and assistance in organization of public welfare activities.)

(5)    Promotion of collaboration between industry and academia: Collaboration with numerous universities (NTHU, Tungnan University, Chung Yuan, Yuan Ze, National Sun Yat Sen, National Cheng Kung, Kaohsiung Normal, Kaohsiung First Tech, Kaohsiung University of Applied Sciences, Kaohsiung Marine, Pingtung University of Science and Technology and Kao Yuan University, etc.) This does not only increase the channels for the company's recruitment but also foster job opportunities for local students as well as improve the company's partnership with universities, thereby enhancing academic research and industrial technology. The achievements were impressive. In 2015 the company will continue to expand its program such as to achieve benefit for all parties involved.

(6)    A childcare center for employees was set up in the company's Chungli Plant. Qualified teachers were engaged to look after employees' children, relieving employees of the stress of looking after children while working.

VII. If the corporate social responsibility reports have received assurance from external institutions, they should state so below: None

From 2010 to 2014 the company has been publishing annually its corporate social responsibility report, the contents of which are compiled in accordance with the Guidelines of Global Reporting Initiative (GRI) and accountability principle standard (APS) under AA1000. The company also voluntarily obtained verification statement from third party (BSI) with respect to its compliance of G3.1 A+ application level. The company's 2015 Corporate Social Responsibility report was compiled using the core options in the Guidelines of Global Reporting Initiative (GRI). The company also obtained confirmation from Deloitte. The said confirmation was an independent 'limited assurance' under ISAE 3000.

238

(6) Ethical corporate management and measures adopted:

Assessed areas:	Operation			Departure from "Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies" and reasons
	Yes	No	Summary

I.     Establishment of ethical corporate management policy and approaches

(1)    Has the company declared its ethical corporate management policies and procedures in its rules and external documents, as well as the commitment of its Board of Directors and management to implementing the management policies?

(2)    Has the company established policies to prevent unethical conduct with relevant procedures, guidelines of conduct, punishment for violation, rules of appeal clearly stated in the policies, and implemented the policies?

(3)    Has the company

V V V

The company's Board of Directors has passed relevant operating rules, i.e. "ASE Group Code of Business Conduct and Ethics" and "Guidelines on Ethical Operation". They are disclosed in the company's web portal. Please see: http://www.aseglobal.com.

The company intends to formulate operating procedure, code of behavior and complaint regulations in 2016 in accordance with the aforesaid Code. For work ethics the company has already in place its regulations on ethical behavior and penalties for infringement. All employees have been advised to comply with such regulations.

The company expressly prohibits in its Code of Ethics, the following behavior by its directors, managers and employees. This prohibition is being supervised and monitored through its internal audit. The company's aim is to establish an honest business environment:

1.          Giving and accepting bribes;

2.          Giving illegal political contributions;

3.          Improper charity donation or sponsorship;

4.          Giving or accepting unreasonable gifts, entertainment or other benefits;

There was no departure from "Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies".

239

Assessed areas:	Operation			Departure from "Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies" and reasons
	Yes	No	Summary
established appropriate precautionary measures for operating activities with higher risk of unethical conducts provided in Paragraph 2, Article 7 of the Ethical Corporate Management Best-Practice Principles for TWSE/TPEx Listed Companies or within its scope of business?			5. Infringe business secrets, trademark, patent, copyright and other intellectual property rights; 6. Carrying out unfair competition.

II. Implementation of ethical corporate management

(1)    Has the company evaluated the ethical records of parties it does business with and stipulated ethical conduct clauses in business contracts?

(2)    Has the company established a dedicated (concurrent) unit under the board of directors to promote ethical corporate

V V V V

Before commencing business dealings the company will first conduct credit checks on potential business partners. It eliminates subjects with poor record of integrity. It also specify integrity as a requisite behavior in its business contracts.

The company has also incorporated integrity and moral values in its operating policies. It conducts propagation of integrity for newly-recruited and existing employees. The company proposes to establish in 2016 a dedicated (concurrent) unit to promote ethical corporate management. It will be required to regularly report the status of implementation to the Board of Directors.

The company exercises a high degree of discipline. For Board deliberations

There was no departure from "Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies".

240

Assessed areas:	Operation			Departure from "Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies" and reasons
	Yes	No	Summary

management, and reported the status of implementation to the Board of Directors?

(3)    Has the company established policies to prevent conflict of interests, provided appropriate channels for filing related complaints and implemented the policies accordingly?

(4)    Has the company had effective accounting system and internal control systems set up to facilitate ethical corporate management, and have those systems been audited by either internal auditors or CPAs on a regular basis?

(5)    Has the company held internal and external educational trainings on

V

involving conflict of interest members of the Board who are affected are required to abstain in such deliberations and voting. Board members are not disallowed to support each other's motions.

The company regularly conducts audit to prevent insider trading.

The company has in place a comprehensive accounting system and internal control regime. It does not allow outside or retain secret accounts. To ensure sustained effect of the systems' design and implementation the company's internal audit staff conduct ad hoc checks on their compliance.

The company also conducts from time to time during each year training on integrity for its senior management. It also carries out propagation of ethical behavior by its suppliers.

241

Assessed areas:	Operation			Departure from "Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies" and reasons
	Yes	No	Summary
operational integrity regularly?

III. Operation of whistleblowing system

(1)    Has the company established concrete whistleblowing and reward system and had a convenient reporting channel in place, and assign an appropriate person to communicate with the accused?

(2)    Has the company established standard operating procedures for investigating reported cases and related confidentiality mechanism?

(3)    Has the company provided proper whistle blower protection?

	V	V V

The company has in place a whistle blower channel (including general manager's mailbox and anti-fraud complaint mailbox). Its whistleblowing rules are set out in its Code of Ethics.

The company proposes to establish in 2016, after its whistle blower regulations, standard operating procedure for lodgment of complaints and confidentiality rules.

The company also intends to formulate and adopt in 2016 protection measures for whistle blowers.

There was no departure from "Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies".

The company is in the process of undertaking improvement.

The company is in the process of undertaking improvement.

242

Assessed areas:	Operation			Departure from “Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies” and reasons
	Yes	No	Summary

IV. Enhancing information disclosure

(1)    Has the company disclosed information regarding the company’s ethical corporate management principles and implementation status on its website and the M.O.P.S.?

V

The company has posted on its web portal relevant rules on ethical operations including “ASE Group Code of Business Conduct and Ethics” and “Guidelines on Ethical Operation”. It also discloses its ethical operations in its annual report. The company plans to set up in its web portal information on results of its implementation of the said rules.

There is no departure from “Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies”

V. If the company has established Ethical Corporate Management Principles in accordance with the "Ethical Corporate Management Best Practice Principles for TWSE/TPEx Listed Companies", describe any discrepancy between the principles and their implementation:

In keeping with the "Ethical Corporate Management Best-Practice Principles for TWSE/TPEx Listed Companies" the company had in 2015 formulated its ethical guidelines. The guidelines were passed by its Board of Directors and duly disclosed in its web portal (http://www.aseglobal.com). The company's actual operations have not deviated from the guidelines.

6. Other important information that is helpful in understanding the company's ethical operations (such as review and revision by the company of its ethical operation guidelines, etc.) None.

(7) If the company has established corporate governance principles and related guidelines, disclose the means of accessing this information: “Corporate Governance Best-Practice Principles”, “Corporate Social Responsibility Best Practice Principles” and “Ethical Corporate Management Best Practice Principles” of the company are disclosed in its web portal (http://www.aseglobal.com).

(8) Resignation and dismissal of managerial officers related to the financial report (including Chairperson of the Board, General Manager, chief accounting officer, chief financial officer, chief R&D officer and chief internal auditor) in the past year and up to the date of report: None.

(9) Other significant information which may improve the understanding of corporate governance and operation: None.

243

VI. Important Resolutions, Articles of Incorporation and Relevant Laws and Regulations

1. Key resolution records and text of resolution on the current issue:

Please refer to pages 202 to 203.

244

Advanced Semiconductor Engineering, Inc.

Statement of Internal Control Regulations

Date:March 16, 2016

The Company hereby makes the following statement about its internal control system for the year 2015 based on its self-examination:

I.	The Company acknowledges and understands that the establishment, enforcement and maintenance of the internal control system are the responsibility of the Board of Directors and management, and that the company has already established such a system.The purpose is to provide reasonable assurance to the effectiveness and efficiency of business operations (including profitability, performance and security of assets), reliability of reports and compliance with relevant regulatory requirements in reaching compliance targets.

II.	There are inherent limitations to even the most well designed internal control system. As such, an effective internal control system can only reasonably ensure the achievement of the aforementioned goals. Moreover, the operating environment and situation may change and impact the effectiveness of the internal control system.The internal control system of the Company features a self-monitoring mechanism. Once identified, any deficiency will be rectified immediately.

III.	The Company determines whether the design and implementation of its internal control system is effective by referring to the criteria stated in the "Regulations Governing Establishment of Internal Control Systems by Public Companies" (hereinafter, the "Regulations"). The Regulations provides measures for judging the effectiveness of the internal control system.There are five components of an internal control system as specified in the Regulations which are broken down based on the management control process, namely:1. Control environment, 2. Risk assessment, 3. Procedural control, 4. Information and communication, and 5. Supervision.Each of the components in turn contains certain audit items.Please refer to the Regulations for details.

IV.	The Company has adopted the aforementioned measures for an evaluation of the effectiveness of the design and implementation of the internal control system.

V.	Based on the findings of the aforementioned examination, the Company believes it can reasonably assure that the design and implementation of its internal control system as of December 31, 2015 (including supervision and management of subsidiaries), including the effectiveness and efficiency in operation, reliability, promptness and transparency of reports and compliance with relevant regulatory requirements, have achieved the aforementioned objectives.

VI.	This statement shall be an integral part of the annual report and prospectus of the company and will be made public.If any fraudulent information, concealment or unlawful practices are discovered in the content of the aforementioned information, the Company shall be held liable under Article 20, Article 32, Article 171 and Article 174 of the Securities and Exchange Act.

VII.	This statement was approved by the Board on March 16, 2016 in the presence of 10 Directors, who concurred unanimously.

Advanced Semiconductor Engineering, Inc.

Chairman:Jason C.S. Chang
General Manager:Richard H.P. Chang

245

Summary Opinion of Underwriter

Advanced Semiconductor Engineering, Inc. (hereinafter referred to as ASE or the Company) issues 300,000,000 shares in common stocks at a face value of NT$10 per share, amounting to NT$3,000,000,000 in total issuance value for the cash capital increase. It files an application with the Financial Supervisory Commission in accordance with regulations. Upon undertaking necessary counseling and evaluation by the Underwriter including understanding the company's operating status, interviews or meetings with the company's directors, managers and other relevant staff, collation, compilation, verification and comparison and analysis, the Underwriter has given the proposed issue and offering by the company careful evaluation.Pursuant to the Financial Supervisory Commission's "Regulations Governing the Offering and Issuance of Securities by Issuers", "Taiwan Securities Association Rules for Information to be Published in Securities Underwriter Evaluation Reports on Offering and Issuance of Securities by Securities Issuers" and "Taiwan Securities Association Rules for Information to be Published in Securities Underwriter Evaluation Reports on Offering and Issuance of Securities by Securities Issuers", the Underwriter hereby issues its Summary Opinion.

According to the opinion of the Underwriter, the offering and issuance of securities by Advanced Semiconductor Engineering, Inc. are consistent with the regulations in the "Regulations Governing the Offering and Issuance of Securities by Securities Issuers" and related regulations. The feasibility and necessity of the plan, the use and progress of funds, and the expected results are also considered to be reasonable.

KGI Securities Co., Ltd.

Legal Representative: Hsu Daw-yi

Supervisor of Underwriting Department:Lin Neng-Xian

Date:

246

Attorney's legal opinion

Advanced Semiconductor Engineering, Inc. accepts subscriptions and issues 30,000,000 registered shares in common stocks at a face value of NT$10 per share, amounting to NT$3,000,000,000 in total issuance value in the cash capital increase. It files an application with the Financial Supervisory Commission. The Attorney has undertaken necessary review procedures including company visits, interviews or meetings with the company's directors, managers and other relevant staff, collation, compilation, and verification of the company's meeting minutes, important contracts, and other related documents and material, as well as opinions of related experts.The Attorney's legal opinion is provided in accordance with regulations in the "Regulations Governing the Offering and Issuance of Securities by Securities Issuers."

According to the opinion of the Attorney, no violations of regulations have been discovered in the items in the legal item check list submitted by Advanced Semiconductor Engineering, Inc. to the Financial Supervisory Commission which would affect the offering and issuance of the securities.

To

Advanced Semiconductor Engineering, Inc.

Handsome Attorneys-at-Law

Qiu Ya-Wen

Date: (month) (date), 2016

247

Summary Opinion of Underwriter

248

Attorney's legal opinion

249

Advanced Semiconductor Engineering, Inc.

2016 14th Board of Directors Meeting Minutes (Excerpt)

I. Date and time: 4:00PM, December 8, 2016

II. Location: Conference room of the Company

III. Attending Directors: Jason C.S. Chang (Joseph Tung as proxy), Tien Wu (attending via video conference), Joseph Tung, Raymond Lo (Tien Wu as proxy), Tien-Szu Chen (attending via video conference), Jeffrey Chen (Tien-Szu Chen as proxy), Shen-Fu Yu, Ta-Lin Hsu, Mei-Yueh Ho, for a total of 9 in attendance. Richard H.P. Chang and Rutherford Chang are on leave and unable to attend

IV. In attendance:Li-Bin Guo (Auditing Chief Kun-Huang Wu is on a business trip, therefore in accordance with the relevant job authority and deputy regulations of the Company, deputy Li-Bin Guo is listed in attendance and is participating via video conference)

V. Presided by: Joseph Tung corded by: Mei-Hui Li

VI. Announcements: The Chairman of the Company Jason C.S. Chang is unable to attend and preside over this board director's meeting, and Vice Chairman Richard H.P. Chang is unable to attend for due reason, therefore Chairman Jason C.S. Chang has delegated I, Joseph Tung to act as proxy for the attendance of this board directors' meeting and to preside as chairman.

VII. Discussions:

Proposal 1:

Cause of action: The company plans to conduct issuance of ordinary shares for increasing domestic cash capital by means of public subscription and placement, and hereby submits the proposal for review and approval.

Explanation: 1. To accommodate future production capacity expansion plans, substantiate operating funds, repay bank loans or other capital needs that facilitate the long term developments of the Company, the Company has by resolution of the shareholders' meeting on June 28, 2016 authorized the Board of Directors to conduct one or more of the following financing methods individually or concurrently as deemed appropriate: cash capital increase via issuance of ordinary shares for participation in issuance of global depository receipts, domestic cash capital increase via issuance of ordinary shares, overseas discretionary convertible corporate bonds. New shares issued for domestic cash capital increases shall amount to no more than 500,000,000 ordinary shares and shall be conducted in either one of the following two manners: public subscription and placement, or book building subscription.

2. To repay bank loans and reduce interest expenditures, the company proposes to, in accordance with authorization granted to the Board of Directors by the shareholders' meeting on June 28, 2016, conduct domestic cash capital increase via issuance of 300,000,000 ordinary shares for public subscription and placement.

3. This issuance of ordinary shares for increasing domestic cash capital shall be conducted in the following manner:

(1)	The issue price of this cash capital increase is established in accordance with the regulations of the "Taiwan Securities Association Self-Disciplinary Regulations on Underwriter Members for Subscription and Issuance of Securities by Issuing Company," and shall be no lower than 70 percent of the simple arithmetic mean of the closing ordinary share price five business days prior to registering with the FSC for a public offering and ex-rights date after factoring out ex-rights trading in connection with issuance of stock dividends and ex-dividend trading.The Company has tentatively fixed the share issue price at NT$31.50 per share at the time of registering with the FSC, actual issue price as authorized by the Chairman shall become effective with the competent authority's approval and jointly determined by the underwriter according to actual market conditions within the above stated range in compliance with laws and regulations.(2) If the funds raised are insufficient due to adjustment in the offer price of the new ordinary shares as a result of market changes and in compliance with laws and regulations, the difference will be supplemented by proprietary funds; in the event of an excess in funds raised, excess funds shall contribute toward the repayment of bank loans.

(2)	Pursuant to the requirements under Article 267 of the Company Act, 10% of new shares issued will be set aside for subscription by the company's employees. Furthermore

250

pursuant to Article 28-1 of the Securities Exchange Act, 10% of new shares issued will be set aside for public offering through underwriter by way of open subscription. The remaining 80% will be subscribed by original shareholders with their respective shareholding ratios on the shareholders’ roster at subscription record date. For fractional part of a share subscribed by shareholders, such shareholders shall proceed to the company's registrar within 5 days of the cessation of transfer registration to process subscription through aggregation of fractional entitlement. For shares for which the original shareholders or employees have relinquished their subscription rights or fractional parts of shares, the Chairman is authorized to negotiate with specific individuals to subscribe such shares or fractional parts at the issue price.

(3)	The issuance of new shares for cash capital increase shall be conducted in book-entry form, are entitled to the same rights and obligations as those of the ordinary shares originally issued, and shall be listed with the Taiwan Stock Exchange.

4. The sources of capital, project items, expected fund utilization and anticipated benefits of this program are as specified in Appendix 1.

5. Due to potential rapid fund raising changes in the capital market, in order to obtain full control of the formulation of issuance conditions and achieve timeliness in actual issuance operations, in the event the competent authority conducts modifications or modifications and adjustments are necessary due to subjective and objective concerns, it is hereby proposed that the Chairman of the Company or his delegate be granted full authority to modify or adjust all matters with regard to the preceding cash capital increase financing program, including issue amount, number of issued shares, issuance conditions, project items, issuance schedule, anticipated potential benefits, and other relevant matters.

6. Matters not addressed in the preceding paragraphs shall be subject to the discretion of the Chairman in accordance with the law.

7. The proposal has been approved by resolution of the Auditing Committee, and is hereby submitted for review and approval.

Resolution: The proposal is approved unanimously by attending Directors following proposition by the presiding Chairman.

VIII. Extempore motion: None.

IX. Meeting dismissed

Presided by: Joseph Tung Recorded by: Mei-Hui Li

251

Appendix 1

Advanced Semiconductor Engineering, Inc.

Calculation of Underwriting Price of Cash Subscription Shares

Advanced Semiconductor Engineering, Inc.

Calculation of Underwriting Price of Cash Subscription Shares

I	Description

(I)	Th paid-up capital of Advanced Semiconductor Engineering, Inc. ("ASE") at present is NT$79,406,428,460, with 7,940,642,846 ordinary shares issued, each with a face value of NT$10.The current issuance of new shares for cash to increase the company's capital has been approved by resolution of the Board of Directors' meeting held on December 8, 2016, under which 300,000,000 new ordinary shares each with a face value of NT$10 will be issued. After the share capital increase the company's paid-up capital will be NT$82,406,428,460.

(II)	Pursuant to the requirements under Article 267 of the Company Act, 10% of the new shares issued, i.e. 30,000,000 shares will be set aside for subscription by the company's employees. Furthermore pursuant to Article 28-1 of the Securities Exchange Act, 10% of new shares issued, i.e. 30,000,000 shares will be set aside for public offering through underwriter by way of open subscription. The remaining 80%, i.e. 240,000,000 shares will be subscribed by original shareholders with their respective shareholding ratios on the shareholders’ roster at subscription record date. For fractional part of a share subscribed by shareholders, such shareholders shall proceed to the company's registrar within 5 days of the cessation of transfer registration to process subscription through aggregation of fractional entitlement. For shares for which the original shareholders or employees have relinquished their subscription rights or fractional parts of shares, the Board of Directors authorizes the Chairman to negotiate with specific individuals to subscribe such shares or fractional parts at the issue price.

(III)	The new shares issued by this cash capital increase shall have the same rights and obligations as those of the ordinary shares originally issued.

(IV)	For this share issue the shares to be subscribed by original shareholders, employees and underwriter and those offered for public subscription shall have the same subscription price.

II	The company's financial status during the past 3 years

(I)	Net earnings per share and share dividend per share during the most recent period and the last 3 years are as set out in the Table below:

1

Unit:NT$/share

	Net earnings per share (Note 1)	Dividend distribution
		Cash dividend	Stock dividend		Total
			Earnings	Capital reserve
2013	2.09	1.30	─	─	1.30
2014	3.07	2.00	─	─	2.00
2015	2.55 (Note 2)	1.60	─	─	1.60
2016Q3	1.79	─	─	─	─

Source: The company's audited financial reports during the respective periods

Note 1:     Earnings per share are calculated based on weighted average shares in circulation during the current year

Note 2:     As of September 30, 2016, said company completed all identification of invested capital and the difference in net fair value between identifiable assets and liabilities of Silicon Precision Industries Co., Ltd. to which the company is entitled. Retroactive adjustments were made to the 2015 financial report, and earnings per share was retroactively adjusted to NT$2.51

(II)	Shareholder's Equity per share as at September 30, 2016 calculated based on shares in circulation.

Description	Amount
Shareholder's Equity attributable to the parent company	NT$150,158,984,000
Total shares issued as at September 30, 2016 (note)	7,816,690,000
Net book value per share as at September 30, 2016	19.21 (NT$/share)

Source: The company's audited financial reports for 2016Q3

Note: Includes advance receipts for capital stock after deducting treasury shares

2

(III)	Audited financial reports for the last 3 years

1. Summary Balance Sheet

Unit:NT$ 1,000

		Financial information for the most recent 5 fiscal years (note)			Financial Information as at September 30, 2016
		2013	2014	2015
Current assets		132,176,482	159,955,190	156,732,840	143,369,196
Financial assets for sale - Non-current		1,140,329	941,105	924,362	1,103,939
Investment accounted for using equity method		1,216,201	1,492,441	37,141,552	49,515,448
Property, plant and equipment		131,497,331	151,587,115	149,997,075	145,208,855
Intangible assets		11,953,644	11,913,286	11,888,612	12,217,117
Other assets		8,829,919	8,095,630	8,321,759	9,213,165
Total assets		286,813,906	333,984,767	365,006,200	360,627,720
Current liabilities	Pre-distribution	100,835,276	111,199,467	120,502,072	118,397,190
	Post-distribution	110,991,281	126,789,292	132,978,851	N/A
Non-current liabilities		58,813,671	64,347,296	76,365,603	81,013,087
Total liabilities	Pre-distribution	159,648,947	175,546,763	196,867,675	199,410,277
	Post-distribution	169,804,952	191,136,588	209,344,454	N/A
Shareholder's Equity attributable to the parent company		123,020,621	150,218,907	156,634,647	150,158,984
Share capital		78,180,258	78,715,179	79,185,660	79,509,050
Capital reserve		7,908,870	16,013,058	23,757,099	22,461,952
Retained earnings	Pre-distribution	38,993,154	52,381,238	55,902,712	57,135,885
	Post-distribution	28,837,149	36,791,413	43,425,933	N/A
Other interests		(102,554)	5,068,539	5,081,689	(1,655,390)
Treasury stock		(1,959,107)	(1,959,107)	(7,292,513)	(7,292,513)
Non-controlling interests		4,144,338	8,219,097	11,503,878	11,058,459
Total equity	Pre-distribution	127,164,959	158,438,004	168,138,525	161,217,443
	Post-distribution	117,008,954	142,848,179	155,661,746	N/A

Source:The company's audited financial reports during the respective periods

3

2. Summary Consolidated Profit & Loss Statement

Unit:Except for earnings per share which are expressed in NT$, all other figures are NT$1,000.

	Financial information for the last 5 fiscal years			Financial Information as at September 30, 2016
	2013	2014	2015
Operating revenue	219,862,446	256,591,447	283,302,536	197,755,474
Gross profit	42,813,744	53,588,529	50,135,228	37,817,099
Net operating profit	22,044,323	29,645,869	24,884,622	18,575,572
Non-operating revenue and gains (Note 2)	(2,687,631)	(1,097,658)	403,631	(203,571)
Net income (loss) before tax (Note 2)	19,356,692	28,548,211	25,288,253	18,372,001
Net profit during current period for units operating as going concern (Note 2)	16,155,040	24,281,585	20,449,007	14,555,214
Loss for units which have ceased operations	-	-	-	-
Current period net profit (Note 2)	16,155,040	24,281,585	20,449,007	14,555,214
Other consolidated profit & loss (Net income after tax)	3,238,026	5,503,510	(147,547)	(7,331,544)
Total consolidated profit & loss (Note 2)	19,393,066	29,785,095	20,301,460	7,223,670
Net profit attributable to shareholders of the parent company (Note 2)	15,689,074	23,636,522	19,478,873	13,715,836
Net profit attributable to non-controlling interest	465,966	645,063	970,134	839,378
Consolidated profit & loss attributable toowners of the parent company (Note 2)	18,798,923	28,802,296	19,405,806	6,978,757
4

Consolidated profit & loss attributable tonon-controlling interest	594,143	982,799	895,654	244,913
Earnings per share (retroactive adjustment) (Note 2)	2.09	3.07	2.55	1.79

Source:The company's audited financial reports during the respective periods

Note:As at September 30, 2016 said company has completed identification of the difference between its investment cost and the fair value of identifiable assets and liabilities of Siliconware Precision Industries Co. Ltd. attributable to the company, with appropriate retroactive adjustments to the company's 2015 financial statements. After the aforesaid adjustments non-operating income and expenses were NT$122,274,000; net profit before tax was NT$25,006,896,000; net profit during current period for units operating as going concern during current period was NT$20,167,650,000; net profit during current period was NT$20,167,650,000; total consolidated profit & loss during current period was NT$20,020,103,000; net profit attributable to shareholders of the parent company was NT$19,197,516,000; consolidated profit & loss attributable to owners of the parent company was NT$19,124,449,000 and earnings per share were retroactively adjusted to NT$2.51.

5

III	Calculation of Underwriting Price and Explanation

(I)	Reference factors for calculation of underwriting prices

1.	The company's capital increase through share issuance proposal has been approved by way of resolution of its Board of Directors meeting held on December 8, 2016. The resolution also stipulates that the issue price of the new shares shall be in accordance with market changes and can be adjusted in accordance with Article 6 Paragraph 1 of the "Taiwan Securities Association Self-Disciplinary Regulations on Underwriter Members for Subscription and Issuance of Securities by Issuing Company". Furthermore the Chairman is authorized to make necessary adjustments to the relevant conditions based on objective conditions at the time of share issuance.

2.	For the current issue the company plans to issue 300,000,000 new ordinary shares with a face value of NT$10 each. The issue price has been tentatively fixed at NT$31.5, and the total capital raised is tentatively fixed at NT$9,45,000,000.Pursuant to the requirements under Article 267 of the Company Act, 10% of the new shares issued, i.e. 30,000,000 shares will be set aside for subscription by the company's employees. Furthermore pursuant to Article 28-1 of the Securities Exchange Act, 10% of new shares issued, i.e. 30,000,000 shares will be set aside for public offering through underwriter by way of open subscription.The remaining 80%, i.e. 240,000,000 shares will be subscribed by original shareholders with their respective shareholding ratios on the shareholders’ roster at subscription record date. For fractional part of a share subscribed by shareholders, such shareholders shall proceed to said company's registrar within 5 days of the cessation of transfer registration to process subscription through aggregation of fractional entitlement.For shares for which the original shareholders or employees have relinquished their subscription rights or fractional parts of shares, the Board of Directors authorizes the Chairman to negotiate with specific individuals to subscribe such shares or fractional parts at the issue price.

3.	The new shares issued by this cash capital increase shall have the same rights and obligations as those of the ordinary shares originally issued.

(II)	Explanation on price calculation

1.	Based on the benchmark date of December 16, 2016, the average closing prices for the company's shares on the preceding trading day, preceding 3 trading days and preceding 5 trading days are NT$33.9, NT$33.8 and NT$33.94. The average closing price of NT$33.8 for the preceding 3 trading days shall be the reference price for the purpose of calculation.

2.	With respect to the issuance of new shares for additional share capital, the underwriter KGI Securities Co., Ltd. has considered the market's overall situation, the company's

6

share price trend, ASE's operating performance and future prospects. KGI has, following joint consultation with ASE, tentatively fixed the share issue price at NT$31.50 per share. As such the underwriting price is in conformity with Article 6 of the "Taiwan Securities Association Self-Disciplinary Regulations on Underwriter Members for Subscription and Issuance of Securities by Issuing Company".

7

Issuing company: Advanced Semiconductor Engineering, Inc.

Legal Representative: Chian-Sheng Chang

(This seal endorsement page is solely for Calculation of Underwriting Price of Cash Subscription Shares for 2016 Capital Increase Share Issuance by Advanced Semiconductor Engineering, Inc.)

Date:

8

Main Underwriter: KGI Securities Co., Ltd.

Legal Representative: Hsu Daw-yi

(This seal endorsement page is solely for Calculation of Underwriting Price of Cash Subscription Shares for 2016 Capital Increase Share Issuance by Advanced Semiconductor Engineering, Inc.)

Date:

9

Appendix 2

Advanced Semiconductor Engineering, Inc.

2014 Consolidated Financial statements and Auditor Report

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2014 and 2013 and

Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the combined financial statements of Advanced Semiconductor Engineering, Inc. as of and for the year ended December 31, 2014, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the International Accounting Standards No. 27, “Consolidated and Separate Financial Statements.” In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Advanced Semiconductor Engineering, Inc. and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

Advanced Semiconductor Engineering, Inc.

By

________________________

JASON C.S. CHANG

Chairman

February 26, 2015

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. and its subsidiaries (collectively, the “Group”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014 and 2013. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014 and 2013, and the consolidated results of operations and the consolidated cash flows for the years ended December 31, 2014 and 2013, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations and SIC Interpretations endorsed by the Financial Supervisory Commission of the Republic of China.

We have also audited the parent company only financial statements of Advanced Semiconductor Engineering, Inc. as of and for the years ended December 31, 2014 and 2013 on which we have issued an unqualified opinion.

February 26, 2015

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and consolidated financial statements shall prevail.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2014		December 31, 2013
ASSETS	NT$	%	NT$	%

CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$51,694,410	16	$45,026,371	16
Financial assets at fair value through profit or loss - current (Notes 4, 5 and 7)	4,988,843	2	2,764,269	1
Available-for-sale financial assets - current (Notes 4 and 8)	1,533,265	-	2,376,970	1
Trade receivables, net (Notes 4 and 10)	52,920,810	16	43,235,573	15
Other receivables (Note 4)	537,122	-	422,345	-
Current tax assets (Note 4 and 24)	65,312	-	150,596	-
Inventories (Notes 4, 5 and 11)	20,163,093	6	16,281,236	6
Inventories related to real estate business
(Notes 4, 5, 12, 23 and 34)	23,986,478	7	18,589,255	6
Other financial assets - current (Notes 4 and 34)	638,592	-	278,375	-
Other current assets	3,427,265	1	3,051,492	1

Total current assets	159,955,190	48	132,176,482	46

NON-CURRENT ASSETS
Available-for-sale financial assets –
non-current (Notes 4 and 8)	941,105	-	1,140,329	-
Investments accounted for using the
equity method (Notes 4 and 13)	1,492,441	1	1,216,201	1
Property, plant and equipment
(Notes 4, 5, 14, 23, 34 and 35)	151,587,115	45	131,497,331	46
Goodwill (Notes 4, 5 and 15)	10,445,415	3	10,347,820	4
Other intangible assets (Notes 4, 5, 16 and 23)	1,467,871	1	1,605,824	1
Deferred tax assets (Notes 4 , 5 and 24)	4,493,664	1	3,765,482	1
Other financial assets - non-current (Notes 4 and 34)	367,345	-	354,993	-
Long-term prepayments for lease (Note 17)	2,585,964	1	4,072,281	1
Other non-current assets	635,350	-	637,163	-

Total non-current assets	174,016,270	52	154,637,424	54

TOTAL	$333,971,460	100	$286,813,906	100

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2014		December 31, 2013
LIABILITIES AND EQUITY	NT$	%	NT$	%

CURRENT LIABILITIES
Short-term borrowings (Note 18)	$41,176,033	12	$44,618,195	16
Financial liabilities at fair value through
profit or loss - current (Notes 4, 5 and 7)	2,651,352	1	1,853,304	1
Derivative financial liabilities for hedging
- current (Notes 4, 5 and 9)	-	-	3,310	-
Trade payables	35,411,281	11	28,988,976	10
Other payables (Note 20)	22,364,516	7	14,758,553	5
Current tax liabilities (Note 4 and 24)	4,150,036	1	3,000,869	1
Advance real estate receipts (Note 4)	480,325	-	19,248	-
Current portion of bonds payable
(Notes 4 and 19)	-	-	731,438	-
Current portion of long-term borrowings
(Notes 18 and 34)	2,831,007	1	5,276,206	2
Other current liabilities	2,134,917	1	1,585,177	-

Total current liabilities	111,199,467	34	100,835,276	35

NON-CURRENT LIABILITIES
Bonds payable (Notes 4 and 19)	31,270,131	10	20,582,567	7
Long-term borrowings (Notes 18 and 34)	24,104,424	7	29,580,659	11
Deferred tax liabilities (Notes 4, 5 and 24)	3,932,819	1	2,663,767	1
Long-term payables (Note 20)	-	-	894,150	-
Accrued pension cost (Notes 4, 5 and 21)	4,371,136	1	4,441,357	2
Other non-current liabilities	657,392	-	651,171	-

Total non-current liabilities	64,335,902	19	58,813,671	21

Total liabilities	175,535,369	53	159,648,947	56

EQUITY ATTRIBUTABLE TO OWNERS OF
THE COMPANY (Notes 4 and 22)
Share capital
Ordinary shares	78,525,378	24	77,560,040	27
Shares subscribed in advance	189,801	-	620,218	-
Total share capital	78,715,179	24	78,180,258	27
Capital surplus	15,995,671	5	7,908,870	3
Retained earnings
Legal reserve	10,289,878	3	8,720,971	3
Special reserve	3,353,938	1	3,663,930	2
Unappropriated earnings	38,753,462	12	26,608,253	9
Total retained earnings	52,397,278	16	38,993,154	14
Other Equity	5,067,931	1	(102,554)	-
Treasury shares	(1,959,107)	(1)	(1,959,107)	(1)
Equity attributable to owners of
the Company	150,216,952	45	123,020,621	43

NON-CONTROLLING INTERESTS
(Notes 4 and 22)	8,219,139	2	4,144,338	1

Total equity	158,436,091	47	127,164,959	44

TOTAL	$333,971,460	100	$286,813,906	100

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars Except Earnings Per Share)

	For the Years Ended December 31
	2014		2013
	NT$	%	NT$	%
OPERATING REVENUES (Note 4)	$256,591,447	100	$219,862,446	100

OPERATING COSTS (Notes 11, 21 and 23)	203,051,691	79	177,048,702	81

GROSS PROFIT	53,539,756	21	42,813,744	19

OPERATING EXPENSES (Notes 21 and 23)
Selling and marketing expenses	3,439,258	2	2,983,874	1
General and administrative expenses	10,233,878	4	8,716,529	4
Research and development expenses	10,295,363	4	9,069,018	4

Total operating expenses	23,968,499	10	20,769,421	9

PROFIT FROM OPERATIONS	29,571,257	11	22,044,323	10

NON-OPERATING INCOME AND
EXPENSES
Other income (Note 23)	588,875	-	557,014	-
Other gains (losses), net (Note 23)	776,290	1	(963,490)	-
Finance costs (Note 23)	(2,354,097)	(1)	(2,307,455)	(1)
Share of the profit (loss) of associates
and joint ventures (Note 4)	(108,726)	-	26,300	-

Total non-operating income and
expenses	(1,097,658)	-	(2,687,631)	(1)

PROFIT BEFORE INCOME TAX EXPENSE	28,473,599	11	19,356,692	9

INCOME TAX EXPENSE (Notes 4, 5
and 24)	4,251,513	1	3,201,652	2

NET PROFIT FOR THE YEAR	24,222,086	10	16,155,040	7

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars Except Earnings Per Share)

	For the Years Ended December 31
	2014		2013
	NT$	%	NT$	%
OTHER COMPREHENSIVE INCOME
(LOSS)
Exchange differences on translating
foreign operations	$5,404,358	2	$2,817,268	2
Unrealized gain (loss) on available-for-sale
financial assets	(133,714)	-	14,839	-
Cash flow hedges	3,279	-	1,245	-
Remeasurement of defined benefit
obligation	(45,884)	-	418,843	-
Share of other comprehensive income
of associates and joint ventures	234,125	-	55,183	-
Income tax relating to items that will not
be reclassified subsequently	13,039	-	(69,352)	-
Other comprehensive income for
the year, net of income tax	5,475,203	2	3,238,026	2

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR	$29,697,289	12	$19,393,066	9

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$23,592,667	10	$15,689,074	7
Non-controlling interests	629,419	-	465,966	-
	$24,222,086	10	$16,155,040	7
TOTAL COMPREHENSIVE INCOME
ATTRIBUTABLE TO:
Owners of the Company	$28,730,614	11	$18,798,923	9
Non-controlling interests	966,675	1	594,143	-
	$29,697,289	12	$19,393,066	9
EARNINGS PER SHARE (Note 25)
Basic	$3.07		$2.09
Diluted	$2.95		$2.03

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Exchange Differences on Translating Foreign Operations	Unrealized Gain on Available for-sale Financial Assets	Cash Flow Hedges	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity
BALANCE AT JANUARY 1, 2013	7,602,292	$76,047,667	$5,262,129	7,411,835	—	$23,526,565	$30,938,400	(3,210,248)	$355,254	$(3,755)	$(2,858,749)	$(1,959,107)	$107,430,340	$3,521,419	$110,951,759
Special reserve under Rule No. 1010012865 issued by the Financial Supervisory Commission (Note 22)	—	—	—	—	3,353,938	(3,353,938)	—	—	—	—	—	—	—	—	—
Profit for the year ended December 31, 2013	—	—	—	—	—	15,689,074	15,689,074	—	—	—	—	—	15,689,074	465,966	16,155,040
Other comprehensive income for the year ended December 31, 2013, net of income tax	—	—	—	—	—	353,654	353,654	2,684,727	70,992	476	2,756,195		3,109,849	128,177	3,238,026
Total comprehensive income for the year ended December 31, 2013	—	—	—	—	—	16,042,728	16,042,728	2,684,727	70,992	476	2,756,195		18,798,923	594,143	19,393,066
Issue of ordinary shares for cash (Note 22)	130,000	1,300,000	2,093,000	—	—	—	—	—	—	—			3,393,000	—	3,393,000
Appropriation of 2012 earnings
Legal reserve	—	—	—	1,309,136	—	(1,309,136)	—	—	—	—			—	—	—
Special reserve	—	—	—	—	309,992	(309,992)	—	—	—	—			—	—	—
Cash dividends distributed by the Company	—	—	—		—	(7,987,974)	(7,987,974)	—	—	—			(7,987,974)	—	(7,987,974)
		—	—	1,309,136	309,992	(9,607,102)	(7,987,974)	—	—	—			(7,987,974)	—	(7,987,974)
Issue of dividends received by subsidiaries from the Company	—	—	153,097	—	—	—	—	—	—	—			153,097	—	153,097
Partial disposal of interest in subsidiaries and additional acquisition of partially-owned subsidiaries (Notes 22 and 28)	—	—	(330)	—	—	—	—	—	—	—			(330)	27,826	27,496
Changes in capital surplus from investments in associates accounted for using the equity method	—	—	1,457	—	—	—	—	—	—	—			1,457	—	1,457
Issue of ordinary shares under employee share options	55,535	832,591	399,517	—	—	—	—	—	—	—			1,232,108		1,232,108
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—			—	(99,597)	(99,597)
Additional non-controlling interest arising on issue of employee share options by subsidiaries	—	—	—	—	—	—	—	—	—	—			—	100,547	100,547
BALANCE AT DECEMBER 31, 2013	7,787,827	78,180,258	7,908,870	8,720,971	3,663,930	26,608,253	38,993,154	(525,521)	426,246	(3,279)	(102,554)	(1,959,107)	123,020,621	4,144,338	127,164,959
Profit for the year ended December 31,2014	—	—	—	—	—	23,592,667	23,592,667	—	—	—	—	—	23,592,667	629,419	24,222,086
Other comprehensive income (loss) for the year ended December 31, 2014, net of income tax	—	—	—	—	—	(32,538)	(32,538)	5,066,674	100,532	3,279	5,170,485	—	5,137,947	337,256	5,475,203
Total comprehensive income for the year ended December 31, 2014	—	—	—	—	—	23,560,129	23,560,129	5,066,674	100,532	3,279	5,170,485	—	28,730,614	966,675	29,697,289
Appropriation of 2013 earnings
Legal reserve	—	—	—	1,568,907	—	(1,568,907)	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	(309,992)	309,992	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(10,156,005)	(10,156,005)	—	—	—	—	—	—	—	(10,156,005)
	—	—	—	1,568,907	(309,992)	(11,414,920)	(10,156,005)	—	—	—	—	—	(10,156,005)	—	(10,156,005)
Issue of dividends received by subsidiaries from the Company	—	—	188,790	—	—	—	—	—	—	—	—	—	188,790	—	188,790
Partial disposal of interest in subsidiaries and additional acquisition of partially-owned subsidiaries (Notes 22 and 28)	—	—	6,871,062	—	—	—	—	—	—	—	—	—	6,871,062	3,073,516	9,944,578
Change in capital surplus from investments in associates accounted for using the equity method	—	—	26,884	—	—	—	—	—	—	—	—	—	26,884	—	26,884

                                                                                                                                                                        (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Owners of the Company
								Other Equity
								Exchange
								Differences on	Unrealized Gain
	Share Capital			Retained Earnings				Translating	on Available-
	Shares					Unappropriated		Foreign	for-sale	Cash Flow				Non-controlling
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Earnings	Total	Operations	Financial Assets	Hedges	Total	Treasury Shares	Total	Interests	Total Equity

Issue of ordinary shares under employee share options	73,898	$534,921	$1,000,065	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,534,986	$	$1,534,986

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(85,766)	(85,766

Additional non-controlling interest arising on issue of
employee share options by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	120,376	120,376

BALANCE AT DECEMBER 31, 2014	7,861,725	$78,715,179	$15,995,671	$10,289,878	$3,353,938	$38,753,462	$52,397,278	$4,541,153	$526,778	$—	$5,067,931	$(1,959,107)	$150,216,952	$8,219,139	$158,436,091

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Years Ended December 31
	2014	2013
	NT$	NT$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$28,473,599	$19,356,692
Adjustments for:
Depreciation expense	25,805,042	24,696,607
Amortization expense	545,734	774,304
Net gain on fair value change of financial assets
and liabilities at fair value through profit or loss	(1,838,840)	(795,359)
Interest expense	2,324,426	2,257,144
Interest income	(243,474)	(212,801)
Dividend income	(101,252)	(131,449)
Compensation cost of employee share options	110,157	260,801
Share of the loss (profit) of associates and joint
ventures	108,726	(26,300)
Impairment loss recognized on financial assets	28,421	196,325
Impairment loss recognized on non-financial assets	899,480	949,015
Others	1,717,372	1,345,390
Changes in operating assets and liabilities
Financial assets held for trading	823,313	1,122,280
Trade receivables	(9,703,070)	(5,767,254)
Other receivables	(8,625)	(6,540)
Inventories	(8,208,824)	(3,241,115)
Other current assets	102,353	(108,425)
Financial liabilities held for trading	(835,779)	(1,011,975)
Trade payables	6,422,305	4,722,462
Other payables	3,045,452	1,068,223
Other current liabilities	703,764	2,796
Other operating activities items	(111,843)	(174,306)
	50,058,437	45,276,515
Interest received	233,457	182,164
Dividend received	101,252	176,058
Interest paid	(2,065,244)	(2,200,143)
Income tax paid	(2,463,153)	(2,138,639)

Net cash generated from operating activities	45,864,749	41,295,955

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair
value through profit or loss	(108,958,658)	(53,135,894)
Proceeds on sale of financial assets designated as at
fair value through profit or loss	109,825,159	55,032,536
Purchase of available-for-sale financial assets	(3,565,428)	(3,474,152)
Proceeds on sale of available-for-sale financial assets	4,388,130	1,093,408

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Years Ended December 31
	2014	2013
	NT$	NT$
Cash received from return of capital by
available-for-sale financial assets	$20,411	$27,368
Purchase of held-to-maturity financial assets	-	(88,169)
Proceeds on sale of held-to-maturity financial assets	-	73,716
Acquisition of associates and joint ventures	(100,000)	-
Net cash outflow on acquisition of subsidiaries	-	(250,387)
Payments for property, plant and equipment	(39,598,964)	(29,142,719)
Proceeds from disposal of property, plant and
equipment	421,207	351,546
Payments for intangible assets	(396,466)	(313,110)
Decrease (increase) in other financial assets	(372,569)	4,513
Increase in other non-current assets	(480,711)	(104,499)

Net cash used in investing activities	(38,817,889)	(29,925,843)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeding from (repayment of) short-term
borrowings	(3,442,162)	7,051,874
Proceeds from issue of bonds	8,888,562	11,900,051
Repayment of bonds payable	(729,790)	-
Proceeds from long-term borrowings	32,030,868	28,715,694
Repayment of long-term borrowings	(40,978,403)	(31,382,333)
Dividends paid	(9,967,215)	(7,834,877)
Proceeds from issue of ordinary shares	-	3,393,000
Proceeds from exercise of employee share options	1,498,343	1,071,854
Decrease (Increase) in non-controlling interests	9,905,673	(72,101)
Other financing activities items	(2,879)	(48,291)

Net cash generated from (used in) financing
activities	(2,797,003)	12,794,871

EFFECTS OF EXCHANGE RATE CHANGES ON
THE BALANCE OF CASH AND CASH
EQUIVALENTS	2,418,182	867,872
NET INCREASE IN CASH AND CASH
EQUIVALENTS	6,668,039	25,032,855
CASH AND CASH EQUIVALENTS AT THE
BEGINNING OF THE YEAR	45,026,371	19,993,516
CASH AND CASH EQUIVALENTS AT THE END
OF THE YEAR	$51,694,410	$45,026,371

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated in Nantze Export Processing Zone under the laws of Republic of China (the “ROC”). In August 2004, the Company merged its subsidiaries, ASE (Chung Li) Inc. and ASE Material Inc., and established Chung-Li Branch. In August 2006, the Company spun-off and assigned its substrate production business to ASE Electronics Inc. In January 2011, the Company established Nan-Tou Branch. In May 2012, the Company merged its subsidiary, PowerASE Technology, Inc. In August 2013, the Company merged its subsidiary, Yang Ting Tech Co., Ltd. The Company and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

Since July 1989, the Company’s ordinary shares have been listed on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”. Since September 2000, the Company’s ordinary shares of the Company have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”). The ordinary shares of its subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd. (the “USISH”), have been listed on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231” since February 2012.

The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved for issue by board of directors on February 26, 2015.

3.	APPLICATION OF NEW AND REVISED STANDARDS, AMENDMENTS AND INTERPRETATIONS

a.	The amendment to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), Interpretations of IFRS (IFRIC), and Interpretations of IAS (SIC) endorsed by the Financial Supervisory Commission of the ROC (“FSC”) not yet effective

Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC on April 3, 2014, stipulated that the Group should apply the 2013 version of IFRS, IAS, IFRIC and SIC (collectively, the “IFRSs”) endorsed by the FSC and the related amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers starting January 1, 2015.

New, Amended and Revised Standards and Interpretations (the “New IFRSs”)	Effective Date Announced by International Accounting Standard Board (“IASB”) (Note)

Improvements to IFRSs (2009) - amendment to IAS 39	January 1, 2009 or January 1, 2010
Amendment to IAS 39 “Embedded Derivatives”	Effective in fiscal year ended on or after June 30, 2009

(Continued)

New, Amended and Revised Standards and Interpretations (the “New IFRSs”)	Effective Date Announced by International Accounting Standard Board (“IASB”) (Note)

Improvements to IFRSs (2010)	July 1, 2010 or January 1,2011
Annual Improvements to IFRSs 2009 - 2011 Cycle	January 1, 2013
Amendments to IFRS 1 “Limited Exemption from Comparative IFRS 7 Disclosures for First- time Adopters”	July 1, 2010
Amendment to IFRS 1 “Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters”	July 1, 2011
Amendment to IFRS 1 “Government Loans”	January 1, 2013
Amendment to IFRS 7 “Disclosures - Offsetting Financial Assets and Financial Liabilities”	January 1, 2013
Amendment to IFRS 7 “Disclosures - Transfers of Financial Assets”	July 1, 2011
IFRS 10 “Consolidated Financial Statements”	January 1, 2013
IFRS 11 “Joint Arrangements”	January 1, 2013
IFRS 12 “Disclosure of Interests in Other Entities”	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12 “Consolidated financial Statements, Joint Arrangements, and Disclosure of Interests in Other Entities: Transition Guidance”	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities”	January 1, 2014
IFRS 13 “Fair Value Measurement”	January 1, 2013
Amendment to IAS 1 “Presentation of Items of Other Comprehensive Income”	July 1, 2012
Amendment to IAS 12 “Deferred Tax: Recovery of Underlying Assets”	January 1, 2012
IAS 19 (Revised 2011) “Employee Benefits”	January 1, 2013
IAS 27 (Revised 2011) “Separate Financial Statements”	January 1, 2013
IAS 28 (Revised 2011) “Investments in Associates and Joint Ventures”	January 1, 2013
Amendment to IAS 32 “Offsetting of Financial Assets and Financial Liabilities”	January 1, 2014
IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”	January 1, 2013

(Concluded)

Note :	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after the respective effective dates.

Except for the following, whenever applied, the initial application of the above 2013 IFRSs version and the related amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers would not have any material impact on the Group’s accounting policies:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the current standards.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. It defines fair value,

establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards, for example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The fair value measurements under IFRS 13 will be applied prospectively from January 1, 2015.

3)	Amendment to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 requires items of other comprehensive income to be grouped into those items that (1) will not be reclassified subsequently to profit or loss; and (2) may be reclassified subsequently to profit or loss. Income taxes on related items of other comprehensive income are grouped on the same basis. Under current IAS 1, there were no such requirements.

The Group retrospectively will apply the above amendments starting in 2015. Items that will not be reclassified subsequently to profit or loss are remeasurements of the defined benefit plans and share of remeasurements of the defined benefit plans of associates accounted for using the equity method. Items that may be reclassified to profit or loss are the exchange differences on translating foreign operations, unrealized gain (loss) on available-for-sale financial assets, cash flow hedges, and share of other comprehensive income (except the share of the remeasurements of the defined benefit plans) of associates accounted for using the equity method. However, the application of the above amendments will not have any impact on the net profit, other comprehensive income (net of income tax), and total comprehensive income for the period.

4)	Revision to IAS 19 “Employee Benefits”

Revised IAS 19 requires the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminates the “corridor approach” permitted under current IAS 19 and accelerate the recognition of past service costs. The revision requires all remeasurements of the defined benefit plans to be recognized immediately through other comprehensive income in order for the net pension asset or liability to reflect the full value of the plan deficit or surplus. Remeasurement of the defined benefit plans is presented separately as other equity. The Group has not determinated the presentation of the changes in defined benefit obligations.

Furthermore, the interest cost and expected return on plan assets used in current IAS 19 are replaced with a “net interest” amount, which is calculated by applying the discount rate to the net defined benefit liability or asset. In addition, the revised IAS 19 introduces certain changes in the presentation of the defined benefit cost, and also includes more extensive disclosures.

On initial application of the revised IAS 19 in 2015, the changes in cumulative employee benefit costs as of January 1, 2013 resulting from the retrospective application are adjusted to accrued pension cost, deferred tax assets, capital surplus, retained earnings and non-controlling interests; however, the carrying amount of inventory is not adjusted. In addition, in preparing the consolidated financial statements for the year ended December 31, 2015, the Group would elect not to present 2014 comparative information about the sensitivity analysis of the defined benefit obligation. The anticipated impact of the initial application is set out below:

	Carrying Amount	Adjustments Arising from Retrospective Application	Adjusted
	NT$	NT$	NT$

Impact on Assets, Liabilities and Equity

December 31, 2014

Deferred tax assets	$4,493,664	$13,307	$4,506,971
Accrued pension cost	4,371,136	11,393	4,382,529
Capital surplus	15,995,671	17,387	16,013,058
Retained earnings	52,397,278	(16,040)	52,381,238
Exchange differences on translating foreign operations	4,541,153	608	4,541,761
Non-controlling interests	8,219,139	(41)	8,219,098

January 1, 2014

Deferred tax assets	3,765,482	17,783	3,783,265
Accrued pension cost	4,441,357	104,603	4,545,960
Capital surplus	7,908,870	11,576	7,920,446
Retained earnings	38,993,154	(87,050)	38,906,104
Non-controlling interests	4,144,338	(11,346)	4,132,992

Impact on Total Comprehensive Income For the Year Ended December 31, 2014

Operating cost	203,051,691	(48,773)	203,002,918
Operating expense	23,968,499	(25,839)	23,942,660
Income tax expense	4,251,513	15,113	4,266,626
Net profit for the year	24,222,086	59,499	24,281,585

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(45,884)	17,739	(28,145)
Income tax relating to items that will not be reclassified subsequently	13,039	9,897	22,936
Impact on comprehensive income for the year, net of income tax	5,475,203	28,244	5,503,447
Total comprehensive income for the year	29,697,289	87,743	29,785,032
Net profit attributable to:
Owners of the Company	$23,592,667	$43,855	$23,636,522
Non-controlling interests	629,419	15,644	645,063

	$24,222,086	$59,499	$24,281,585

Total comprehensive income attributable to:
Owners of the Company	$28,730,614	$71,618	$28,802,232
Non-controlling interests	966,675	16,125	982,800

	$29,697,289	$87,743	$29,785,032

5)	Amendment to IFRS 7 “Disclosures - Offsetting Financial Assets and Financial Liabilities”

The amendments to IFRS 7 require disclosure of information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under enforceable master netting arrangements and similar arrangements.

6)	Amendment to IAS 32 “Offsetting Financial Assets and Financial Liabilities”

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”.

7)	Annual Improvements to IFRSs: 2009-2011 Cycle

Several standards including IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IAS 1 “Presentation of Financial Statements”, IAS 16 “Property, Plant and Equipment”, IAS 32 “Financial Instruments: Presentation” and IAS 34 “Interim Financial Reporting” were amended in this annual improvement.

The amendments to IAS 1 clarify that an entity is required to present a balance sheet as at the beginning of the preceding period when a) it applies an accounting policy retrospectively, or makes a retrospective restatement or reclassifies items in its financial statements, and b) the retrospective application, restatement or reclassification has a material effect on the information in the balance sheet at the beginning of the preceding period. The amendments also clarify that related notes are not required to accompany the balance sheet at the beginning of the preceding period.

The initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 IFRSs version in 2015 is expected to have material effect on the consolidated balance sheet as of January 1, 2014. In preparing the consolidated financial statements for the year ended December 31, 2015, the Group would present the consolidated balance sheet as of January 1, 2014 in accordance of the above amendments to IAS 1 and disclose related information in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, but not required to make disclosures about the line items of the balance sheet as of January 1, 2014.

b.	New IFRSs in issue but not yet endorsed by the FSC

The Group has not applied the following New IFRSs issued by the IASB but not yet endorsed by the FSC. As of the date the consolidated financial statements were approved for issue, the FSC has not announced their effective dates.

New IFRSs	Effective Date Announced by IASB (Note 1)

Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosures”	January 1, 2018

(Continued)

New IFRSs	Effective Date Announced by IASB (Note 1)

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	January 1, 2016 (Note 3)
Amendments to IFRS 10, IFRS 12 and IAS 28 “Investment Entities: Applying the Consolidation Exception”	January 1, 2016
Amendment to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
IFRS 14 “Regulatory Deferral Accounts”	January 1, 2016
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2017
Amendment to IAS 1 “Disclosure Initiative”	January 1, 2016
Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendments to IAS 16 and IAS 41 “Agriculture: Bearer Plants”	January 1, 2016
Amendment to IAS 19 “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016
Amendment to IAS 36 “Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets”	January 1, 2014
Amendment to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”	January 1, 2014
IFRIC 21 “Levies”	January 1, 2014

(Concluded)

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Note 3:	Prospectively applicable to transactions occurring in annual periods beginning on or after January 1, 2016.

The initial application of the above New IFRSs, whenever applied, would not have any material impact on the Group’s accounting policies, except for the following:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirement for the classification of financial assets is stated below:

For the Group’s debt instruments that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, their classification and measurement are as follows:

a)	For debt instruments, if they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method;

b)	For debt instruments, if they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments are derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Except for above, all other financial assets are measured at fair value through profit or loss. However, the Group may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The impairment of financial assets

IFRS 9 requires that impairment loss on financial assets is recognized by using the “Expected Credit Losses Model”. The credit loss allowance is required for financial assets measured at amortized cost, financial assets mandatorily measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, certain written loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. A loss allowance for full lifetime expected credit losses is required for a financial asset if its credit risk has increased significantly since initial recognition and is not low. However, a loss allowance for full lifetime expected credit losses is required for trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the Group takes into account the expected credit losses on initial recognition in calculating the credit-adjusted effective interest rate. Subsequently, any changes in expected losses are recognized as a loss allowance with a corresponding gain or loss recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	Amendment to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made consequential amendment to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that such disclosure of recoverable amounts is required only when an impairment loss has been recognized or reversed during the period. Furthermore, the Group is required to disclose the discount rate used in measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

3)	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2017.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

—	Identify the contract with the customer;

—	Identify the performance obligations in the contract;

—	Determine the transaction price;

—	Allocate the transaction price to the performance obligations in the contracts; and

—	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Group may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

4)	Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”

The amendments stipulated that, when the Group sells or contributes assets that constitute a business (as defined in IFRS 3) to an associate or joint venture, the gain or loss resulting from the transaction is recognized in full. Also, when the Group loses control of a subsidiary that contains a business but retains significant influence or joint control, the gain or loss resulting from the transaction is recognized in full.

Conversely, when the Group sells or contributes assets that do not constitute a business to an associate or joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated. Also, when the Group loses control of a subsidiary that does not contain a business but retains significant influence or joint control in an associate or a joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated.

5)	Amendment to IAS 1 Disclosure Initiative

The amendment clarifies that the consolidated financial statements should be prepared for the purpose of disclosing material information. To improve the understandability of its consolidated financial statements, the Group should disaggregate the disclosure of material items into their different natures or functions, and disaggregate material information from immaterial information.

The amendment further clarifies that the Group should consider the understandability and comparability of its consolidated financial statements to determine a systematic order in presenting its footnotes.

Except for the above impact, as of the date the consolidated financial statements were approved for issue, the Group is continuously assessing the possible impact that the application of other standards and interpretations will have on the Group’s financial position and results of operations, and will disclose the relevant impact when the assessment is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IFRSs as endorsed by the FSC.

b.	Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

c.	Classification of Current and Non-current Assets and Liabilities

Current assets include cash and cash equivalents and those assets held primarily for trading purposes or to be realized within twelve months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, at more than twelve months after the balance sheet date. Current liabilities are obligations incurred for trading purposes or to be settled within twelve months after the balance sheet date and liabilities that do not have an unconditional right to defer settlement for at least twelve months after the balance sheet date. Assets and liabilities that are not classified as current are classified as non-current.

The Group engages in the construction business which has an operating cycle of over one year. The normal operating cycle applies when considering the classification of the Group’s construction-related assets and liabilities.

d.	Basis of Consolidation

1)	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (i.e. its subsidiaries).

Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to non-controlling interests

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

2)	Subsidiaries included in consolidated financial statements were as follows:

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2014	2013

A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, ROC	100.0	100.0
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories	Nantou, ROC	99.2	99.2
Luchu Development Corporation (“Luchu”)	Engaged in the development of real estate properties	Taipei, ROC	86.1	86.1
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0
ASE (Korea) Inc.	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, ROC	100.0	100.0

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2014	2013

ASE Japan Co., Ltd.	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
ASE (U.S.) Inc. (“ASE US”)	After-sales service and sales support	U.S.A.	100.0	100.0
Global Advanced Packaging Technology Limited, Cayman Islands	Holding company	British Cayman Islands	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd.	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	60.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
Anstock II Limited	Engaged in financing activity	British Cayman Islands	100.0	-
ASE Module (Shanghai) Inc.	Will engage in the production and sale of electronic components and printed circuit boards	Shanghai, China	100.0	100.0
ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
ASE Module (Kun Shan) Inc.	Merged into ASE (Kun Shan) Inc. in September 2014	Kun Shan, China	-	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Kun Shan Ding Yue Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2014	2013

Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, ROC	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
ASE Holdings (Singapore) Pte. Ltd.	Holding company	Singapore	100.0	100.0
ASE Test Finance Limited	Engaged in financing activity	Mauritius	100.0	100.0
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Senetex Investment Co., Ltd.	In the process of liquidation	Nantou, ROC	99.2	99.2
Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	99.2
Universal ABIT Holding Co., Ltd.	Holding company	British Cayman Islands	99.2	99.2
Rising Capital Investment Limited	Holding company	British Virgin Islands	99.2	99.2
Rise Accord Limited	Holding company	British Virgin Islands	99.2	99.2
Cubuy Corporation	Will engaged in the trading of computer systems	Shanghai, China	99.2	99.2
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	99.2
USI Enterprise Limited (“USIE”)	Engaged in the services of investment advisory and warehousing management	Hong Kong	98.7	99.1
Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	82.1	88.6

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2014	2013

Universal Global Technology Co., Limited	Holding company	Hong Kong	82.1	88.6
Universal Global Technology (Kun Shan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	82.1	88.6
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	82.1	88.6
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment and established in May 2014	Shanghai, China	82.1	-
Universal Global Electronics (Shenzhen) Co., Ltd.	Liquidated in March 2014	Shenzhen, China	-	88.6
Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	82.1	88.6
Universal Global Scientific Industrial Co., Ltd.	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, ROC	82.1	88.6
USI Manufacturing Service Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service.	U.S.A.	82.1	88.6
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	82.1	88.6
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	82.1	88.6
USI@Work, Inc.	After-sale service	U.S.A.	82.1	88.6
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	82.1	88.6

(Concluded)

e.	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after re-assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized on the same basis as would be required if that interest were directly disposed of by the Group.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The Group does not apply the acquisition method to account for business combinations involving entities under common control.

f.	Foreign Currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the retranslation of non-monetary assets (such as equity instruments) or liabilities measured at fair value are included in profit or loss for the period at the rates prevailing at the balance sheet date except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into New Taiwan dollars using exchange rates prevailing at each balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising are recognized in other comprehensive income and accumulated in equity attributed to the owners of the Company and non-controlling interests as appropriate.

On the disposal of the Group’s foreign operation that result in the Group losing control , joint control or significant influence over the foreign operation, all of the equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

g.	Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

h.	Inventories and Inventories Related to Real Estate Business

Inventories, including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies, work in process, finished goods, and materials and supplies in transit are stated at the lower of cost or net realizable value. Inventory write-downs are made by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale. Raw materials and supplies are recorded at moving average cost while work in process and finished goods are recorded at standard cost.

Inventories related to real estate business include land and buildings held for sale, land held for construction, construction in progress and prepayment for land use rights. Land held for development is recorded as land held for construction upon obtaining the title of ownership. The prepayment is recorded as prepayments for land use right before obtaining the title of ownership. Prior to the completion, the borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset. Construction in progress is transferred to land and buildings held for sale upon completion. Land and buildings held for sale, construction in progress and land held for construction are stated at the lower of cost or net realizable value and related write-downs are made by item. The amounts received in advance for real estate properties are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate properties are transferred to customers. Cost of sales of land and buildings held for sale are recognized based on the ratio of property sold to the total property developed.

i.	Investments Accounted for Using the Equity Method

Investments accounted for using the equity method include investments in associates. An associate is an entity over which the Group has significant influence and that is not a subsidiary. Significant influence is the power to participate in the financial and operating policy decisions of the investee without having control over those policies.

The operating results as well as assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. The Group also recognizes the changes in the Group’s share of equity of associates.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets and liabilities of an associate at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized.

When a group entity transacts with its associate, unrealized profits and losses resulting from the transactions with the associate are eliminated.

j.	Property, Plant and Equipment

Except for land which is stated at cost, property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Cost includes professional fees and borrowing costs eligible for capitalization. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Freehold land is not depreciated.

Depreciation is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at each balance sheet date. The effect of any changes in estimate accounted for on a prospective basis.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. If the lease term is shorter than the useful lives, assets are depreciated over the lease term.

Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

k.	Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units or groups of cash-generating units that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributed goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

l.	Other Intangible Assets

Other intangible assets with finite useful lives acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment. Other intangible assets are amortized based on the pattern in which the economic benefits are consumed or using the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization methods are reviewed at each balance sheet date. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Group expects to dispose of the intangible asset before the end of its economic life. The effect of any changes in estimate being accounted for on a prospective basis.

Other intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date which is regarded as their cost. Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

On derecognition of an intangible asset, the difference between the net disposal proceeds and the carrying amount of the asset are recognized in profit or loss.

m.	Impairment of Tangible and Intangible Assets Other than Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets, excluding goodwill (see above), to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

n.	Financial Instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

1)	Financial assets

All regular way purchases or sales of financial assets are recognized or derecognized on a settlement date basis.

a)	Measurement category

The classification of financial assets held by the Group depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

i	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified as at FVTPL when the financial assets are either held for trading or they are designated as at FVTPL.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

ii	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are stated at fair value at each balance sheet date. Changes in the carrying amount of available-for-sale monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the unrealized gain (loss) on available-for-sale financial assets is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established.

iii	Loans and receivables

Loans and receivables including cash and cash equivalents, trade receivables, other receivables, other financial assets and debt investments with no active market are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

b)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been affected.

For financial assets carried at amortized cost, such as trade receivables and other receivables, assets that are assessed not to be impaired individually are, further, assessed for impairment on a collective basis. The Group assesses the collectability of receivables based on the Group’s past experience of collecting payments and observable changes that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the assets’ carrying amounts and the present value of estimated future cash flows, discounted at the financial assets’ original effective interest rates. If, in a subsequent period, the amount of the impairment loss decreases and the decreases can be objectively related to an event occurring after the impairment loss recognized, the previously recognized impairment loss is reversed either directly or by adjusting an allowance account through profit or loss. The reversal shall not result in carrying amounts of financial assets that exceed what the amortized cost would have been at the date the impairment is reversed.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period. In respect of available-for-sale equity securities, impairment loss previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets.

c)	Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

2)	Equity instruments

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized in and deducted directly from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3)	Financial liabilities

Financial liabilities are measured either at amortized cost using the effective interest method or at FVTPL. Financial liabilities measured at FVTPL are held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gain or loss arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest or dividend paid on the financial liability.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

4)	Derivative financial instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at each balance sheet date. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as financial liabilities.

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL.

5)	Convertible bonds

Convertible bonds issued by the Company that contain liability, conversion option, redemption option and put option (collectively the “Bonds Options”) components are classified separately into respective items on initial recognition. The conversion option that will be settled other than by the exchange of a fixed amount of cash or other financial asset for a fixed number of the Company’s own equity instruments is classified as a conversion option derivative. At the date of offering, both the liability and the Bonds Options components are recognized at fair value.

In subsequent periods, the liability component of the convertible bonds is measured at amortized cost using the effective interest method. The Bonds Options are measured at fair value and the changes in fair value are recognized in profit or loss.

Transaction costs that relate to the offering of the convertible bonds are allocated to the liability and the Bonds Options components in proportion to their relative fair values. Transaction costs relating to the Bonds Options are recognized immediately in profit or loss. Transaction costs relating to the liability component are included in the carrying amount of the liability component and amortized using the effective interest method.

o.	Hedge Accounting

The Group designates certain hedging instruments as cash flow hedges. At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedges. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

Hedge accounting is discontinued prospectively when the Group revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instruments that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

p.	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable take into account of estimated customer returns, rebates and other similar allowances.

1)	Sale of goods and real estate properties

Revenue from the sale of goods and real estate properties is recognized when the goods and real estate properties are delivered and titles have passed, at the time all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods and real estate properties;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods and real estate properties sold;

—	The amount of revenue can be reliably measured;

—	It is probable that the economic benefits associated with the transaction will flow to the Group; and

—	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

2)	Rendering of services

Service income is recognized when services are rendered.

3)	Dividend and interest income

Dividend income from investments and interest income from financial assets are recognized when they are probable that the economic benefits will flow to the Group and the amount of income can be reliably measured. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

q.	Leasing

The Group as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Group as lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheets as a finance lease obligation.

Operating lease payments are recognized as expenses on a straight-line basis over the lease term.

r.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

s.	Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated financial statements and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

t.	Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as expenses when employees have rendered services entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method. All actuarial gains and losses on the defined benefit obligation are recognized immediately in other comprehensive income.

u.	Share-based Payment Arrangements

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's best estimate of equity instruments that will eventually vest, with a corresponding increase in capital surplus - employee share options.

At each balance sheet date, the Group reviews its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options.

v.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

1)	Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry-forward and unused tax credits for purchases of machinery and equipment to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amounts of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of deferred tax assets to be utilized. A previously unrecognized deferred tax asset is also reviewed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which assets are realized or the liabilities are settled. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

3)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 4, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from cash-generating units and suitable discount rates in order to calculate its present value. When the actual future cash flows are less than expected, a material impairment loss may arise.

Impairment of Tangible and Intangible Assets Other than Goodwill

In evaluating the impairment of tangible and intangible assets other than goodwill, the Group is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of its usage patterns and the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges in future periods.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value and the net realizable value of inventory at balance sheet date is determined based on Group’s judgments and estimates.

Due to the rapid technology changes, the Group estimates the net realizable value of inventory for obsolescent and unmarketable items at balance sheet date and then writes down the cost of inventories to net realizable value. There may be significant changes in the net realizable value of inventories due to assumptions of future demand within a specific time period.

Income Taxes

The reliability of deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

Recognition and Measurement of Defined Benefit Plans

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise discount rates and expected rates of salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

Fair value measurements and valuation processes of Derivatives and Other Financial Instruments

As disclosed in Note 32, the Group’s management uses its judgments applying appropriate valuation techniques commonly applied by market practitioners. The assumptions applied are based on observable quoted market prices, foreign exchange rates and interest rates to the extent it is available. The fair value of unquoted equity instruments is estimated based on the assumptions supported by unobservable market prices and interest rates which are disclosed in Note 32. The Group’s management believes that the valuation techniques and the assumptions applied are appropriate in determining the fair value of financial instruments.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2014	2013
	NT$	NT$

Cash on hand	$9,953	$40,392
Checking accounts and demand deposits	43,059,911	38,090,014
Cash equivalents	8,624,546	6,895,965

	$51,694,410	$45,026,371

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2014	2013
	NT$	NT$

Financial assets designated as at FVTPL

Structured time deposits	$2,376,050	$2,228,643
Private-placement convertible bonds	100,500	100,500

	2,476,550	2,329,143

Financial assets held for trading

Swap contracts	1,907,705	219,324
Open-end mutual funds	533,425	172,000
Quoted shares	43,352	33,624
Forward exchange contracts	27,811	10,178
	2,512,293	435,126

	$4,988,843	$2,764,269

Financial liabilities held for trading

Conversion option, redemption option and put option of convertible bonds (Note 19)	$2,520,606	$1,742,996
Swap contracts	99,165	74,170
Forward exchange contracts	31,581	31,315
Cross currency swap contracts	-	4,180
Foreign currency option contracts	-	643

	$2,651,352	$1,853,304

The Group invested in structured time deposits and in private-placement convertible bonds, and all included embedded derivative instruments which are not closely related to the host contracts. The Group designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2014

Sell NT$/Buy US$	2015.01-2015.12	NT$36,199,735/US$1,209,000
Sell US$/Buy NT$	2015.01-2015.02	US$132,100/NT$4,149,958
Sell US$/Buy JPY	2015.01	US$72,248/JPY8,450,000
Sell US$/Buy CNY	2015.01-2015.06	US$80,000/CNY503,452
Sell CNY/Buy US$	2015.03	CNY217,288/US$35,000

(Continued)

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2013

Sell NT$/Buy US$	2014.01-2014.12	NT$31,707,176/US$1,075,000
Sell US$/Buy NT$	2014.01-2014.02	US$46,500/NT$1,377,874
Sell US$/Buy JPY	2014.02	US$53,965/JPY5,550,000
Sell US$/Buy CNY	2014.01-2014.06	US$60,000/CNY368,148

(Concluded)

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2014

Sell US$/Buy NT$	2015.01	US$14,000/NT$438,434
Sell US$/Buy CNY	2015.01-2015.03	US$127,000/CNY785,683
Sell US$/Buy MYR	2015.01-2015.02	US$6,000/MYR20,860
Sell US$/Buy SGD	2015.01-2015.02	US$11,700/SGD15,211
Sell US$/Buy JPY	2015.01-2015.04	US$18,385/JPY2,177,800

December 31, 2013

Sell US$/Buy NT$	2014.01-2014.02	US$51,000/NT$1,521,484
Sell US$/Buy CNY	2014.01-2014.04	US$88,220/CNY537,100
Sell US$/Buy MYR	2014.01-2014.02	US$8,500/MYR27,508
Sell US$/Buy KRW	2014.01	US$4,000/KRW4,253,000
Sell US$/Buy SGD	2014.01-2014.02	US$9,500/SGD11,870
Sell US$/Buy JPY	2014.01-2014.03	US$28,950/JPY3,003,944
Sell NT$/Buy US$	2014.03	NT$294,370/US$10,000

At each balance sheet date, the outstanding cross currency swap contracts not accounted for hedge accounting were as follows:

Notional Amount (In Thousands)	Maturity Period	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2013

NT$598,600/US$20,000	2014.07	(0.19)	0.16

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2013

Sell US$ Put/NT$ Call	2016.03 (Note)	US$4,000/NT$113,400
Buy US$ Call/NT$ Put	2016.03 (Note)	US$2,000/NT$56,700

Note:	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts. All of the aforementioned outstanding contracts as of December 31, 2013 were early terminated.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2014	2013
	NT$	NT$

Open-end mutual funds	$1,500,434	$2,321,826
Limited partnership	555,361	583,441
Unquoted ordinary shares	211,726	199,051
Quoted ordinary shares	195,070	328,656
Unquoted preferred shares	11,779	14,670
Private-placement ordinary shares	-	69,655
	2,474,370	3,517,299
Current	1,533,265	2,376,970

Non-current	$941,105	$1,140,329

In 2014 and 2013, the Group assessed its investees’ financial conditions as well as future operating performance and charged an impairment loss of NT$10,390 thousand and NT$106,916 thousand, respectively, to the carrying amounts of a portion of the aforementioned investments and debt investments with no active market.

9.	DERIVATIVE FINANCIAL INSTRUMENTS FOR HEDGING

The Group entered into interest rate swap contracts as cash flow hedge to mitigate exposures to future cash flow fluctuations resulting from interest rate changes from the Group’s borrowings.

At each balance sheet date, the outstanding interest rate swap contracts of the Group were as follows:

Maturity Period	Notional Amount (In Thousands)	Interest Rates Paid (%)	Interest Rates Received (%)	Expected Period for Future Cash Flow	Expected Period for the Recognition of Gains or Losses from Hedging

December 31, 2013

2014.04	CNY 240,000	2.00	1.05-2.80	2014	2014

ll interest rate swap contracts exchanging floating interest rates for fixed interest rates were designated as cash flow hedges in order to reduce the Group's cash flow exposure to loating interest rates on borrowings. The interest rate swaps and the interest payments on the borrowings occur simultaneously and the amounts accumulated in equity are reclassified to profit or loss over the period that the floating rate interest payments on the borrowings affect profit or loss. (Note 22e)

10.	TRADE RECEIVABLES, NET

	December 31
	2014	2013
	NT$	NT$

Trade receivables	$53,004,955	$43,303,693
Less: Allowance for doubtful debts	84,145	68,120

Trade receivables, net	$52,920,810	$43,235,573

a.	Trade receivables

The Group’s average credit terms were 30 to 90 days. Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

As of December 31, 2014 and 2013, except that the Group’s five largest customers accounted for 30% and 21% of accounts receivable, respectively, the concentration of credit risk is insignificant for the remaining accounts receivable.

Age of receivables that are past due but not impaired

	December 31
	2014	2013
	NT$	NT$

Less than 30 days	$5,191,521	$4,090,787
31 to 90 days	131,247	195,741
More than 91 days	1,407	1,585

Total	$5,324,175	$4,288,113

The above aging schedule was based on the past due date.

Except for those impaired, the Group had not provided an allowance for doubtful debts on trade receivables at each balance sheet date since there has not been a significant change in credit quality and the amounts were still considered collectible. The Group did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by the Group to counterparties.

Movement of the allowance for doubtful trade receivables

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2014	$26,885	$41,235	$68,120
Impairment losses recognized	2,875	15,156	18,031
Amount written off during the period as uncollectible	(891)	(917)	(1,808)
Effect of foreign currency exchange	(564)	366	(198)

Balance at December 31, 2014	$28,305	$55,840	$84,145

(Continued)

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2013	$34,225	$45,912	$80,137
Impairment losses reversed	(5,860)	(4,033)	(9,893)
Amount written off during the period as uncollectible	-	(757)	(757)
Effect of foreign currency exchange	(1,480)	113	(1,367)

Balance at December 31, 2013	$26,885	$41,235	$68,120

(Concluded)

Age of impaired trade receivables

	December 31
	2014	2013
	NT$	NT$

Not past due	$2,701	$-
Less than 30 days	31,422	11,501
31 to 90 days	174,805	109,376
More than 91 days	86,665	115,203

Total	$295,593	$236,080

The above aging schedule was based on the past due date.

b.	Transfers of financial assets

Factored trade receivables of the Company were as follows:

Counterparties	Receivables Sold (In Thousands)	Amounts Collected (In Thousands)	Advances Received At Year-end (In Thousands)	Interest Rates on Advances Received (%)	Credit Line (In Thousands)

Year ended December 31, 2014
Citi bank	US$ 103,744	US$ 103,744	-	-	US$ 92,000

Year ended December 31, 2013
Citi bank	US$ 258,660	US$ 202,532	US$ 56,128	1.06	US$ 92,000

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Company, while losses from credit risk should be borne by the banks. The Company also issued promissory notes to the banks for commercial disputes which remained undrawn since. The promissory notes amounted to US$5,000 thousand and US$27,000 thousand as of December 31, 2014 and 2013, respectively. As of December 31, 2014, there was no significant losses from commercial disputes in the past and the Company does not expect any significant commercial dispute losses in the foreseeable future.

11.	INVENTORIES

	December 31
	2014	2013
	NT$	NT$

Finished goods	$6,568,459	$4,863,676
Work in process	2,064,377	1,701,257
Raw materials	10,155,006	8,766,638
Supplies	797,353	573,588
Raw materials and supplies in transit	577,898	376,077

	$20,163,093	$16,281,236

The cost of inventories recognized as operating costs for the years ended December 31, 2014 and 2013 were NT$203,009,201 thousand and NT$176,637,295 thousand, respectively, which included write-downs of inventories at NT$601,726 thousand and NT$453,468 thousand, respectively.

12.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31
	2014	2013
	NT$	NT$

Land and buildings held for sale	$5,558	$16,764
Construction in progress	22,242,065	13,676,668
Land held for construction	1,738,855	1,682,735
Prepayments for land use rights	-	3,213,088

	$23,986,478	$18,589,255

Land and buildings held for sale located in Shanghai Zhangjiang was completed and subsequently sold. Construction in progress is mainly located on Caobao Road and Hutai Road in Shanghai, China and Lidu Road and Xinhong Road in Kun Shan, China. The capitalized borrowing costs for the years ended December 31, 2014 and 2013 is disclosed in Note 23.

As of December 31, 2014 and 2013, inventories related to real estate business of NT$23,697,339 thousand and NT$18,572,491 thousand, respectively, are expected to be recovered longer than twelve months.

Refer to Note 34 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount as of December 31
Name of Associate	Main Business	Operating Location	2014	2013
			NT$	NT$

Listed company
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	ROC	$1,351,400	$1,163,196
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in integrated circuit	ROC	99,052	-
Unlisted companies
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	342,138	353,154
StarChips Technology Inc. (“SCT”)	Engaged in design, manufacturing and sale of LED driver IC	ROC	-	47,856
			1,792,590	1,564,206
	Less: Deferred gain on transfer of land		300,149	300,149
	Accumulated impairment - SCT		-	47,856

			$1,492,441	$1,216,201

a.	At each balance sheet date, the percentages of ownership held by the Group were as follows:

	December 31
Name of Associate	2014	2013

HC	26.2%	26.2%
AMPI	18.2%	-
HCK	27.3%	27.3%
SCT	-	33.3%

b.	In January 2014, the Company subscribed for 20,000 thousand private-placement ordinary shares of AMPI in NT$100,000 thousand. The Company obtained significant influence over AMPI since the percentage of ownership was increased to 27.4% after taking into account the shares previously held which were recognized as available-for-sale financial assets. The private-placement ordinary shares were restricted for disposal during a 3-year lock-up period. In addition, the Company did not join AMPI’s cash capital increase in February and April 2014 and, as the result, the percentage of ownership decreased from 27.4% to 18.2%. After the consideration of potential voting rights that are currently convertible, the Company still has significant influence over AMPI.

c.	The Company did not subscribe for SCT’s cash capital increase in May 2014 and, therefore, the percentage of ownership decreased from 33.3% to 5.6%. As the result, the Company had no significant influence over SCT and the investment in SCT was reclassified to available-for-sale financial assets.

d.	Fair values of investments in associates with available published price quotation as of the balance sheet date are summarized as follows

	December 31
Name of Associate	2014	2013
	NT$	NT$

HC	$1,427,499	$1,242,199

AMPI	$184,862	$-

e.	Aggregate information of associates that are not individually material

	December 31
	2014	2013
	NT$	NT$

Total assets	$16,992,101	$16,020,314

Total liabilities	$8,679,614	$9,802,624

	For the Year Ended December 31
	2014	2013
	NT$	NT$

Operating revenue for the year	$5,718,922	$2,403,386

Net profit for the year	$508,376	$311,835

Other comprehensive income for the year	$9,087	$215,427

The investment accounted for using the equity method and the share of net profit and other comprehensive income were recorded based on the audited financial statements for the years ended December 31, 2014 and 2013.

14.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2014	2013
	NT$	NT$

Land	$3,348,018	$3,295,758
Buildings and improvements	56,395,710	44,766,601
Machinery and equipment	84,171,647	75,085,182
Transportation equipment	88,119	82,228
Furniture and fixtures	1,310,703	1,243,556
Leased assets and leasehold improvement	417,865	14,304
Construction in progress and machinery in transit	5,855,053	7,009,702

	$151,587,115	$131,497,331

For the year ended December 31, 2014

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leased assets and leasehold improvement	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1,2014	$3,295,758	$70,593,537	$208,351,905	$288,571	$5,973,301	$122,717	$7,009,702	$295,635,491
Additions	-	1,246,123	1,140,822	8,603	87,903	476,260	40,488,876	43,448,587
Disposals	-	(299,515)	(8,188,532)	(26,982)	(312,774)	(107,291)	(56,209)	(8,991,303)
Reclassification	-	12,683,476	27,935,525	26,832	378,928	(10,645)	(41,044,364)	(30,248)
Effect of foreign currency exchange differences	52,260	2,501,633	4,429,907	11,103	263,949	2,099	(535,788)	6,725,163

Balance at December 31,2014	$3,348,018	$86,725,254	$233,669,627	$308,127	$6,391,307	$483,140	$5,862,217	$336,787,690

Accumulated depreciation and impairment

Balance at January 1,2014	$-	$25,826,936	$133,266,723	$206,343	$4,729,745	$108,413	$-	$164,138,160
Depreciation expense	-	3,980,337	21,180,214	30,152	550,126	64,213	-	25,805,042
Impairment losses recognized	-	79,124	211,466	-	-	-	7,164	297,754
Disposals	-	(248,477)	(7,786,216)	(24,199)	(302,373)	(107,291)	-	(8,468,556)
Reclassification	-	7,459	(7,122)	-	(6,133)	(1,774)	-	(7,570)
Effect of foreign currency exchange differences	-	684,165	2,632,915	7,712	109,239	1,714	-	3,435,745

Balance at December 31,2014	$-	$30,329,544	$149,497,980	$220,008	$5,080,604	$65,275	$7,164	$185,200,575

For the year ended December 31, 2013

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leased assets and leasehold improvement	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Cost

Balance at January 1,2013	$3,274,086	$63,482,739	$193,973,968	$294,377	$5,435,713	$211,477	$8,178,827	$274,851,187
Additions	-	5,447,913	14,484,611	22,920	285,276	10,645	6,792,707	27,044,072
Disposals	-	(412,648)	(9,479,630)	(42,581)	(154,622)	-	(38,565)	(10,128,046)
Reclassification	-	758,850	7,661,570	4,935	241,193	(103,337)	(8,638,840)	(75,629)
Acquisitions through business combinations	-	5,106	278,862	114	121,994	-	-	406,076
Effect of foreign currency exchange differences	21,672	1,311,577	1,432,524	8,806	43,747	3,932	715,573	3,537,831

Balance at December 31,2013	$3,295,758	$70,593,537	$208,351,905	$288,571	$5,973,301	$122,717	$7,009,702	$295,635,491

Accumulated depreciation and impairment

Balance at January 1,2013	$-	$22,307,146	$120,775,451	$207,017	$4,235,613	$128,186	$-	$147,653,413
Depreciation expense	-	3,555,865	20,486,896	26,766	566,575	60,505	-	24,696,607
Impairment losses recognized (reversed)	-	(15,754)	508,894	-	2,407	-	-	495,547
Disposals	-	(368,707)	(9,285,927)	(34,810)	(131,561)	-	-	(9,821,005)
Reclassification	-	(24,797)	58,448	2,016	35,491	(83,242)	-	(12,084)
Acquisitions through business combinations	-	2,473	108,365	4	36,814	-	-	147,656
Effect of foreign currency exchange differences	-	370,710	614,596	5,350	(15,594)	2,964	-	978,026

Balance at December 31,2013	$-	$25,826,936	$133,266,723	$206,343	$4,729,745	$108,413	$-	$164,138,160

A portion of property, plant and equipment used in packaging segment, testing segment, EMS segment and other segment was unable to be used for the Group’s production due to operation plans and production demands. After carrying out individual assessment or cash flow analysis, the Group recognized an impairment loss of NT$297,754 thousand and NT$495,547 thousand under the line item of other income and expenses in the consolidated statements of comprehensive income for the years ended December 31, 2014 and 2013, respectively.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Transportation equipment	2-7 years
Furniture and fixtures	2-20 years
Leased assets and leasehold improvements	2-10 years

The capitalized borrowing costs for the years ended December 31, 2014 and 2013 are disclosed in Note 23.

Refer to Note 34 for the carrying amount of property, plant and equipment that had been pledged by the Group to secure bank borrowings.

15.	GOODWILL

	December 31
	2014	2013
	NT$	NT$

Cost

Balance at January 1	$12,336,816	$12,295,819
Effect of foreign currency exchange differences	97,595	40,997

Balance at December 31	$12,434,411	$12,336,816

Accumulated impairment

Balance at January 1 and December 31	$(1,988,996)	$(1,988,996)

a.	Allocating goodwill to cash-generating units

Goodwill had been allocated to the following cash-generating units for impairment testing purposes: packaging segment, testing segment, EMS segment and other segment. The carrying amount of goodwill allocated to cash-generating units was as follows:

	December 31
	2014	2013
Cash-generating units	NT$	NT$

Testing segment	$7,846,460	$7,777,268
Others	2,598,955	2,570,552

	$10,445,415	$10,347,820

b.	Impairment assessment

At the end of each year, the Group performs impairment assessment by reviewing the recoverable amounts based on value in use. In assessing value in use, the estimated 5-year future cash flows are discounted to their present value using annual discount rates of 9.70%-11.50% and 9.56%-11.80% as of December 31, 2014 and 2013, respectively, that reflect the risks specific to each cash-generating unit.

Cash flow projection is based on the expected operating revenue, gross profit, capital expenditure and the growth of other operating costs. The Group’s capital expenditure is based on the forecast of market demands, capacity strategy and improvement of manufacturing process.

For the years ended December 31, 2014 and 2013, the Group did not recognize impairment loss on goodwill.

16.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2014	2013
	NT$	NT$

Patents	$15,768	$35,751
Acquired specific technology	5,116	88,674
Customer relationships	501,501	654,821
Computer software and others	945,486	826,578

	$1,467,871	$1,605,824

For the year ended December 31, 2014

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2014	$1,021,750	$1,113,947	$1,579,015	$3,848,793	$7,563,505
Additions	-	-	-	396,466	396,466
Disposals or derecognization	-	-	-	(1,239,163)	(1,239,163)
Reclassification	-	-	-	6,228	6,228
Effect of foreign currency exchange differences	3,441	-	-	55,017	58,458

Balance at December 31, 2014	$1,025,191	$1,113,947	$1,579,015	$3,067,341	$6,785,494

Accumulated amortization

Balance at January 1, 2014	$985,999	$1,025,273	$924,194	$3,022,215	$5,957,681
Amortization expense	21,958	83,558	153,320	286,898	545,734
Disposals or derecognization	-	-	-	(1,227,346)	(1,227,346)
Reclassification	-	-	-	2,516	2,516
Effect of foreign currency exchange differences	1,466	-	-	37,572	39,038

Balance at December 31, 2014	$1,009,423	$1,108,831	$1,077,514	$2,121,855	$5,317,623

For the year ended December 31, 2013

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2013	$1,018,533	$1,113,947	$1,579,015	$3,522,312	$7,233,807
Additions	-	-	-	313,110	313,110
Disposals	-	-	-	(11,294)	(11,294)
Reclassification	-	-	-	(8,684)	(8,684)
Acquisitions through business combinations	-	-	-	3,508	3,508
Effect of foreign currency exchange differences	3,217	-	-	29,841	33,058

Balance at December 31, 2013	$1,021,750	$1,113,947	$1,579,015	$3,848,793	$7,563,505

Accumulated amortization

Balance at January 1, 2013	$774,159	$882,625	$776,600	$2,745,977	$5,179,361
Amortization expense	210,900	142,648	147,594	273,162	774,304
Disposals	-	-	-	(11,294)	(11,294)
Reclassification	-	-	-	25	25
Acquisitions through business combinations	-	-	-	688	688
Effect of foreign currency exchange differences	940	-	-	13,657	14,597

Balance at December 31, 2013	$985,999	$1,025,273	$924,194	$3,022,215	$5,957,681

Each class of other intangible assets, except a portion of customer relationships amortized based on the pattern in which the economic benefits are consumed, were amortized on the straight-line basis over the following useful lives:

Patents	5-15 years
Acquired specific technology	5 years
Customer relationships	11 years
Computer software and others	2-32 years

17.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represent land use right located in China with periods for use from 50 to 60 years. As of December 31, 2014 and 2013, the carrying amount of the land use right which the Group was in the process of obtaining the certificates was NT$17,594 thousand and NT$1,541,453 thousand, respectively. During 2014, the land use right located in China which the Group obtained the certificates was reclassified from long-term prepayments for lease to construction in progress under inventories related to real estate business.

18.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.81%-6.00% and 0.80%-6.30% as of December 31, 2014 and 2013, respectively.

b.	Long-term borrowings

As of December 31, 2014 and 2013, the long-term bank loans with fixed interest rates were NT$1,192,975 thousand and NT$706,562 thousand, respectively, with annual interest rates at 1.10%-6.15%, respectively, and all repayable through May 2015 to November 2016. As of December 31, 2014 and 2013, the current portion of long-term bank loans with fixed interest rates were NT$116,876 thousand and nil, respectively. The others were floating interest rate borrowings and consisted of the followings:

	December 31
	2014	2013
	NT$	NT$

Specified purpose loans
Repaid in March 2014, annual interest rate was 6.15% as of December 31, 2013	$-	$16,080
Working capital bank loans
Syndicated bank loans - repayable through April 2015 to July 2018, annual interest rates were 0.90%-1.83% and 0.90%-2.28% as of December 31, 2014 and 2013, respectively	10,760,548	11,537,135
Others - repayable through January 2016 to August 2019, annual interest rates were 1.03%-3.74% and 1.04%-4.43% as of December 31, 2014 and 2013, respectively	12,479,650	22,260,633
Mortgage loans
Repayable through December 2015 to June 2023, annual interest rates were 6.77% and 1.40%-7.20% as of December 31, 2014 and 2013, respectively	2,534,483	395,177
	25,774,681	34,209,025
Less: unamortized arrangement fee	32,225	58,722
	25,742,456	34,150,303
Less: current portion	2,714,131	5,276,206

	$23,028,325	$28,874,097

Pursuant to the above syndicated bank loans agreements, the Company and some of its subsidiaries should maintain certain financial covenants including current ratio, leverage ratio, tangible net assets and interest coverage ratio. Such financial ratios are calculated based on the Group’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements or subsidiaries’ annual audited financial statements. The Company and its subsidiaries were in compliance with all of the loan covenants as of December 31, 2014 and 2013.

The Group had sufficient long term credit facility obtained before December 31, 2013 to refinance some portion of the loans on a long-term basis. Therefore, NT$5,962,343 thousand were not classified as current portion of long-term borrowings as of December 31, 2013.

19.	BONDS PAYABLE

	December 31
	2014	2013
	NT$	NT$

Secured domestic bonds - secured by banks
Repayable at maturity in August 2016 and interest due annually with annual interest rate 1.45%	$8,000,000	$8,000,000
Unsecured convertible overseas bonds	12,660,000	11,922,000
Secured overseas bonds - secured by the Company
US$300,000 thousand, repayable at maturity in July 2017; interest due semi-annually with annual interest rate 2.125%	9,495,000	-
CNY500,000 thousand, repayable at maturity in September 2016 and interest due semi-annually with annual interest rate 4.25%	2,586,207	2,444,275
CNY150,000 thousand with annual interest rate 3.13% and repaid in September 2014	-	733,282
	32,741,207	23,099,557
Less: discounts on bonds payable	1,471,076	1,785,552
	31,270,131	21,314,005
Less: current portion	-	731,438

	$31,270,131	$20,582,567

In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand. The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof. Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert the Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2014, the conversion price was NT$31.93.

The Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after the third anniversary of the offering date provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) on the third anniversary of the offering date, (2) in the event of a change of control, or (3) in the event of delisting.

The Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, redemption option and put option (collectively the “Bonds Options”) aggregately recognized as financial liabilities at FVTPL. The effective interest rate of the debt host contract was 3.16% and the aggregate fair value of the Bonds Options was NT$1,667,950 thousand on initial recognition. As a result of changes in fair value, we recognized a loss of NT$777,610 thousand and NT$75,046 thousand for the years ended December 31, 2014 and 2013, respectively, in other gains and losses.

To focus on corporate sustainability and to carry out the commitment to environmental protection and energy conservation, Anstock II Limited, a subsidiary the Company 100% owned, offered overseas bonds in US$300,000 thousand with the maturity of 3 years and annual interest rate of 2.125% (the “Green Bonds”) in July 2014. The Green Bonds are unconditionally and irrevocably guaranteed by the Company and the proceeds will be used to fund certain eligible projects to promote the Group’s transition to low-carbon and climate resilient growth.

20.	OTHER PAYABLES

	December 31
	2014	2013
	NT$	NT$

Payables for property, plant and equipment	$7,097,129	$3,408,603
Accrued salary and bonus	5,550,040	4,414,581
Accrued bonus to employees and remuneration to directors and supervisors	2,602,796	1,778,422
Accrued legal settlement fee	814,185	-
Accrued employee insurance	572,259	473,575
Accrued utilities	495,404	450,506
Others	5,232,703	4,232,866

	$22,364,516	$14,758,553

The Company and its subsidiary, ASE US, reached the final settlement agreement with Tessera Inc. (“Tessera”) in October 2014 to resolve the patent infringement lawsuit, and Tessera has dismissed all claims against the Company and ASE US. The Company recognized the originally agreed settlement amount of NT$894,150 thousand (US$30,000 thousand as resolved in the term sheet agreement in February 2014) in the fourth quarter of 2013 under the line item of long-term payables. The final settlement amount was reduced to NT$814,185 (US$27,000 thousand as resolved in the final settlement agreement in October 2014) and reclassified from long-term payables to other payables which was paid in January 2015.

21.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

1)	The pension plan under the ROC Labor Pension Act (“LPA”) for the Group’s ROC resident employees is a government-managed defined contribution plan. Based on the LPA, the Company and its subsidiaries in Taiwan makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

2)	The subsidiaries located in China, U.S.A., Malaysia, Singapore and Mexico also make contributions at various ranges according to relevant local regulations.

b.	Defined benefit plans

1)	The Company and its subsidiaries in Taiwan joined the defined benefit pension plan under the ROC Labor Standards Law (“LS Law”). Pension benefits are calculated on the basis of the length of service and average monthly salaries of the last six months before retirement. The Company and its subsidiaries in Taiwan make contributions based on a certain percentage of their domestic employees’s monthly salaries to a pension fund administered by the pension fund monitoring committee and deposited in the names of the Committees in the Bank of Taiwan.. Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

2)	ASE Japan has a pension plan under which eligible employees with more than ten years of service are entitled to receive pension benefits based on their length of service and salaries at the time of termination of employment. ASE Japan makes contributions based on a certain amount of pension cost to employees.

ASE Korea also has a pension plan under which eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and salaries at the time of termination. ASE Korea makes contributions based on a certain percentage of pension cost to an external financial institution administered by the management and in the names of employees.

3)	ASE Inc., ASE Test, Inc. and ASE Electronics Inc. maintain pension plans for executive managers. Pension costs under the plans were NT$16,645 thousand and NT$4,950 thousand for the years ended December 31, 2014 and 2013, respectively. Pension payments were NT$25,315 thousand and NT$2,666 thousand for the years ended December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013, accrued pension liabilities for executive managers were NT$199,842 thousand and NT$208,512 thousand, respectively.

4)	The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method.

Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

December 31
	2014	2013

Discount rates	0.12%-4.03%	0.20%-4.94%
Expected return on plan assets	1.25%-2.66%	1.25%-3.45%
Expected rates of salary increase	2.00%-4.70%	0.00%-5.05%

The expected rate of return was based on historical return trends and analysts’ predictions of the market where the plan assets located over the life of the related obligation, by reference to the aforementioned use of the plan assets and the impact of the related minimum return.

5)	An analysis of the amounts recognized in profit or loss in respect of the defined benefit plans excluding those for executive managers was as follows:

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Current service cost	$327,707	$347,629
Interest cost	189,043	156,157
Expected return on plan assets	(61,352)	(71,740)
Past service cost	48,364	10,707

	$503,762	$442,753

An analysis by function was as follows:

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Operating cost	$394,082	$345,336
Selling and marketing expenses	12,540	11,266
General and administrative expenses	55,594	47,048
Research and development expenses	41,546	39,103

	$503,762	$442,753

6)	For the years ended December 31, 2014 and 2013, the Group recognized actuarial loss of NT$32,845 thousand and actuarial gain of NT$350,260 thousand in other comprehensive loss, respectively. As of December 31, 2014 and 2013, the accumulated actuarial loss of NT$349,260 thousand and NT$316,722 thousand were recognized in other comprehensive loss, and NT$4,981 thousand and NT$3,643 thousand were recognized in non-controlling interests, respectively.

7)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2014	2013
	NT$	NT$

Present value of funded defined benefit obligation	$7,741,174	$7,472,145
Fair value of plan assets	(3,502,487)	(3,118,804)
Present value of unfunded defined benefit obligation	4,238,687	4,353,341
Unrecognized past service cost	(78,275)	(104,603)
Recorded under others payables	(1,028)	(15,893)
Recorded under prepaid pension cost	11,910	-

Net defined benefit liability	$4,171,294	$4,232,845

Movements in net defined benefit liability were as follows:

	December 31
	2014	2013
	NT$	NT$

Balance, beginning of the year	$7,472,145	$7,751,862
Current service cost	327,707	347,629
Interest cost	189,043	156,157
Actuarial losses (gains)	64,830	(429,208)
Past service cost	22,036	-
Exchange differences on foreign plans	(25,354)	(100,662)
Benefits paid
Plan assets	(292,996)	(154,608)
The Group	(16,237)	(99,025)

Balance, end of the year	$7,741,174	$7,472,145

Movements in the fair value of the plan assets were as follows:

	December 31
	2014	2013
	NT$	NT$

Balance, beginning of the year	$3,118,804	$2,682,803
Expected return on plan assets	61,352	71,740
Actuarial gains (losses)	18,946	(10,365)
Contributions from employer	556,555	470,592
Benefits paid from plan assets	(292,996)	(154,608)
Exchange differences on foreign plans	39,826	58,642

Balance, end of the year	$3,502,487	$3,118,804

For the years ended December 31, 2014 and 2013, the actual return on plan assets were NT$80,298 thousand and NT$61,375 thousand, respectively.

8)	The major categories of plan assets at the end of the reporting period for each category were disclosed based on the information announced by Bureau of Labor Funds, Ministry of Labor and foreign actuarial report:

	Fair Value of Plan Assets (%)
	December 31
	2014	2013

Cash and cash equivalents	53	37
Equity instruments	25	26
Debt instruments	20	33
Others	2	4

Total	100	100

9)	The Group elected to disclose the historical information of experience adjustments as the amounts determined for each accounting period prospectively from the date of transition to Taiwan-IFRSs (January 1, 2012).

	December 31
	2014	2013
	NT$	NT$

Present value of defined benefit obligation	$7,741,174	$7,472,145
Fair value of plan assets	(3,502,487)	(3,118,804)

Deficit	$4,238,687	$4,353,341

Experience adjustments on plan liabilities	$38,516	$(35,839)

Experience adjustments on plan assets	$18,946	$(10,365)

10)	The Group expects to make contributions of NT$510,434 thousand to the defined benefit plans in the next year starting from January 1, 2015.

22.	EQUITY

a.	Share capital

Ordinary shares

	December 31,
	2014	2013

Numbers of shares authorized (in thousands)	10,000,000	9,600,000

Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000

Shares authorized	$100,000,000	$960,000,000

Shares reserved
Employee share options	$8,000,000	$8,000,000

Numbers of shares registered (in thousands)	7,852,538	7,756,004
Numbers of shares subscribed in advance (in thousands)	9,187	31,823

Number of shares issued and fully paid (in thousands)	7,861,725	7,787,827

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote. As of December 31, 2014 and 2013, there were 500,000 thousand and 100,000 thousand ordinary shares, respectively, included in the authorized shares that were not yet required to complete the share registration process.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares. As of December 31, 2014 and 2013, 125,731 thousand and 96,649 thousand ADSs were outstanding and represented approximately 628,657 thousand and 483,243 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31,
	2014	2013
	NT$	NT$

Arising from the excess of the consideration received over the carrying amounts of the subsidiaries’ net assets (Note 28)	$9,036,941	$2,165,879
Arising from issuance of ordinary shares	5,325,382	4,134,295
Arising from employee share options	1,178,210	1,369,232
Arising from treasury share transactions	425,004	236,214
Arising from share of changes in capital surplus of associates	30,134	3,250

	$15,995,671	$7,908,870

As of December 31, 2014 and 2013, capital surplus arising from issuance of ordinary shares of NT$3,626 thousand represented the unexercised portion for employees’ subscription on cash capital increase of the Company in 2013 (Note 26c).

The premium from ordinary shares issued in excess of par, including the premium from issuance of ordinary shares, treasury share transactions and carrying amount of expired options, may be used to offset deficits; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to capital up to a certain percentage of the Company’s capital surplus each year.

The capital surplus arising from investments accounted for using the equity method and employee share options may not be used for any purpose.

c.	Retained earnings and dividend policy

The Articles of Incorporation of ASE Inc. (the “Articles”) provides that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	An amount equal to the excess of the income from investments accounted for using the equity method over cash dividends as special reserve;

5)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income;

6)	Not more than 1.0% of the remainder, from 1) to 5), as remuneration to directors and supervisors;

7)	Between 7.0% to 11.0% of the remainder, from 1) to 5), as bonus to employees, of which 7.0% shall be distributed in accordance with the employee bonus plan and the excess shall be distributed to specified employees at the board of directors’ discretion; and

8)	Any remainder from above as dividends to shareholders.

Employees to whom referred in 7) above include employees of subsidiaries that meet certain conditions, which are to be determined by the board of directors.

The Company is currently in the mature growth stage. To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in stock. A distribution plan is also to be made by the board of directors and passed for resolution in the shareholders’ meeting.

As of December 31, 2014 and 2013, the accrued bonus to employees of the Company was NT$2,335,786 thousand and NT$1,586,672 thousand, respectively, and the accrued remuneration to directors and supervisors of the Company was NT$212,344 thousand and NT$144,243 thousand, respectively. The accrued bonus to employees and remuneration to directors and supervisors represented 11% and 1%, respectively, of net income (net of the bonus and remuneration) for the years ended December 31, 2014 and 2013. Material differences between such estimated amounts and the amounts proposed by the board of directors on or before the consolidated financial statements are authorized for issue are adjusted in the year the bonus and remuneration were recognized. If there is a change in the proposed amounts after the consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. If a share bonus is resolved to be distributed to employees, the number of shares is determined by dividing the amount of the share bonus by the closing price (after considering the effect of cash and stock dividends) of the shares of the day immediately preceding the shareholders’ meeting.

Under Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs”, the Company should appropriate or reverse to a special reserve. Any special reserve appropriated may be reversed to the extent that the net debit balance reverses and thereafter distributed.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s capital surplus. Legal reserve may be used to offset deficits. If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s capital surplus, the excess may be transferred to capital or distributed in cash.

The appropriations of earnings for 2013 and 2012 resolved at the Company’s annual shareholders’ meetings in June 2014 and June 2013, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2013	For Year 2012	For Year 2013	For Year 2012
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$1,568,907	$1,309,136
Special reserve	(309,992)	309,992
Cash dividends	10,156,005	7,987,974	$1.30	$1.05

	$11,414,920	$9,607,102

The bonus to employees and the remuneration to directors and supervisors for 2013 and 2012 distributed in cash were also approved in the aforementioned shareholders’ meetings. The information was as follows:

	For Year 2013	For Year 2012
	NT$	NT$

Bonus to employees	$1,587,300	$1,147,223
Remuneration to directors and supervisors	144,000	228,000

The appropriations of earnings for 2012 were proposed according to the Corporation’s financial statements for the year ended December 31, 2012, which were prepared in accordance with the former Regulations Governing the Preparation of Financial Reports by Securities Issuers and ROC GAAP.

The differences between the resolved amounts of the bonus to employees and remuneration to directors and supervisors and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2013 and 2012 were deemed changes in estimates. The difference was NT$385 thousand and NT$38,644 thousand and had been adjusted in earnings for the years ended December 31, 2014 and 2013, respectively.

Information regarding the bonus to employees and the remuneration to directors and supervisors resolved by the shareholders’ meeting is available on the Market Observation Post System website of the TSE.

d.	Special reserve appropriated in accordance with the local regulations

On January 1, 2013, the Company appropriated to the special reserve of NT$3,353,938 thousand relating to the exchange differences on translating foreign operations transferred to retained earnings in accordance with the local regulations.

e.	Accumulated other comprehensive income

1)	Exchange differences on translating foreign operations

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Balance at January 1	$(525,521)	$(3,210,248)
Exchange differences arising on translating foreign operations	5,064,907	2,685,647
Share of exchange difference of associates accounted for using the equity method	1,767	(920)

Balance at December 31	$4,541,153	$(525,521)

2)	Unrealized gain on available-for-sale financial assets

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Balance at January 1	$426,246	$355,254
Unrealized loss arising on revaluation of available-for-sale financial assets	(142,418)	14,985
Cumulative loss reclassified to profit or loss on disposal of available-for-sale financial assets	9,561	(96)
Share of unrealized gain on available-for-sale financial assets of associates accounted for using the equity method	233,389	56,103

Balance at December 31	$526,778	$426,246

3)	Cash flow hedges

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Balance at January 1	$(3,279)	$(3,755)
Gain arising on changes in the fair value of hedging instruments - Interest rate swap contracts	795	(2,597)
Cumulative loss arising on changes in fair value of hedging instruments reclassified to profit or loss - Interest rate swap contracts	2,484	3,842
Income tax related to cash flow hedges	-	(769)

Balance at December 31	$-	$(3,279)

f.	Treasury shares (in thousand shares)

There was no change in the Company’s shares held by subsidiaries in 2014 and 2013. The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries (in thousand shares)	Carrying amount	Fair Value
		NT$	NT$

December 31, 2014

ASE Test	88,200	$1,380,721	$3,360,438
J&R Holding	46,704	381,709	1,779,413
ASE Test, Inc.	10,979	196,677	418,291

	145,883	$1,959,107	$5,558,142

December 31, 2013

ASE Test	88,200	$1,380,721	$2,443,153
J&R Holding	46,704	381,709	1,293,694
ASE Test, Inc.	10,979	196,677	304,112

	145,883	$1,959,107	$4,040,959

The Company issued ordinary shares in connection with its merger with its subsidiaries. The shares held by its subsidiaries were reclassified from investments accounted for using the equity method to treasury shares on the proportion owned by the Company.

Under the Securities and Exchange Act in the ROC, the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as rights to dividends and voting. The subsidiaries holding treasury shares, however, retain shareholders’ rights except the rights to participate in any share issuance for cash and voting.

In February 2015, the board of directors approved to repurchase up to 120,000 thousand of the Company’s ordinary shares which will be used for equity conversion of convertible overseas bonds to be issued in the future. The shares to be repurchased account for 1.53% of our total issued shares, at prices between NT$32.0 to NT$55.0 per share during the period from March 2, 2015 to April 30, 2015. The Company will keep buying back if the prices is under the lower limit.

g.	Non-controlling interests

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Balance at January 1	$4,144,338	$3,521,419
Attributable to non-controlling interests:
Share of profit for the year	629,419	465,966
Exchange difference on translating foreign operations	339,451	131,621
Unrealized loss on available-for-sale financial assets	(857)	(50)
Cash capital increase of subsidiary (Note 28)	3,073,516	27,826
Non-controlling interest relating to outstanding vested share options held by the employees of subsidiaries	120,376	100,547
Defined benefit plan actuarial losses	(1,338)	(3,394)
Cash dividends to non-controlling interests	(85,766)	(99,597)

Balance at December 31	$8,219,139	$4,144,338

23.	PROFIT BEFORE INCOME TAX

a.	Other income

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Interest income	$243,474	$212,801
Government subsidy	184,525	149,634
Dividends income	101,252	131,449
Rental income	59,624	63,130

	$588,875	$557,014

b.	Other gains, net

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Net gain arising on financial instruments held for trading	$1,266,653	$615,207
Net gain on financial assets designated as at FVTPL	572,187	180,152
Gains (losses) on disposal of property, plant and equipment and other assets	(44,681)	127,375
Foreign exchange loss, net	(1,221,979)	(276,201)
Loss on damages and claims	(102,101)	(1,058,810)
Impairment loss	(308,144)	(691,872)
Bargain purchase gain	-	28,860
Others	614,355	111,799

	$776,290	$(963,490)

c.	Finance costs

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Total interest expense for financial liabilities measured at amortized cost	$2,548,850	$2,433,868
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(100,705)	(42,999)
Property, plant and equipment	(126,203)	(137,567)
	2,321,942	2,253,302
Loss arising on derivatives as designated hedging instruments in cash flow hedge accounting relationship reclassified from equity to profit or loss	2,484	3,842
Other finance costs	29,671	50,311

	$2,354,097	$2,307,455

Information relating to the capitalized borrowing costs was as follows:

	For the Years Ended December 31
	2014	2013

Annual interest capitalization rates
Inventories related to real estate business	6.00%-7.21%	5.90%-7.21%
Property, plant and equipment	0.88%-6.15%	1.54%-6.15%

d.	Depreciation and amortization

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Property, plant and equipment	$25,805,042	$24,696,607
Intangible assets	545,734	774,304

Total	$26,350,776	$25,470,911

Summary of depreciation by function
Operating costs	$24,050,546	$23,025,115
Operating expenses	1,754,496	1,671,492

	$25,805,042	$24,696,607

Summary of amortization by function
Operating costs	$180,719	$397,976
Operating expenses	365,015	376,328

	$545,734	$774,304

e.	Employee benefits expense

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Post-employment benefits (Note 21)
Defined contribution plans	$1,589,505	$1,324,178
Defined benefit plans	520,407	447,703
	2,109,912	1,771,881
Equity-settled share-based payments	110,157	260,801
Salary, incentives and bonus	40,475,594	34,032,023
Other employee benefits	5,984,074	5,211,948

	$48,679,737	$41,276,653

Summary of employee benefits expense by function
Operating costs	$33,291,997	$28,061,759
Operating expenses	15,387,740	13,214,894

	$48,679,737	$41,276,653

24.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Current income tax
In respect of the current year	$3,524,456	$2,594,114
Income tax on unappropriated earnings	25,737	13,933
Adjustments for prior years	72,380	(91,633)
	3,622,573	2,516,414

Deferred income tax
In respect of the current year	556,549	719,332
Effect of foreign currency exchange differences	75,305	(62,285)
Others	(2,914)	28,191
	628,940	685,238

Income tax expense recognized in profit or loss	$4,251,513	$3,201,652

A reconciliation of income tax expense calculated at the statutory rate and income tax expense recognized in profit or loss was as follows:

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Profit before income tax	$28,473,599	$19,356,692

Income tax expense calculated at the statutory rate	$5,089,846	$3,681,888
Nontaxable expense in determining taxable income	126,407	(172,322)
Tax-exempt income	(623,652)	(373,113)
Additional income tax on unappropriated earnings	488,517	362,359
Loss carry-forward and income tax credits currently used	(1,186,565)	(684,309)
Remeasurement of deferred income tax assets, net	291,217	241,824
Adjustments for prior years’ tax	72,380	(91,633)
Land value increment tax	(6,637)	236,958

Income tax expense recognized in profit or loss	$4,251,513	$3,201,652

For the years ended December 31, 2014 and 2013, the Group applied a tax rate of 17% for resident entities subject to the Income Tax Law of the ROC; for the subsidiaries located in China, the applied tax rate was 25%; and for other jurisdictions, the Group measures taxes by using the applicable tax rate for each individual jurisdiction.

As the status of 2014 appropriations of earnings is uncertain, the potential income tax consequences of 2014 unappropriated earnings are not reliably determinable.

b.	Income tax recognized directly in equity

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Deferred income tax
Employee share options	$4,481	$-

c.	Income tax recognized in other comprehensive income

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Deferred income tax
Actuarial loss on defined benefit plan	$13,039	$(68,583)
Fair value changes of hedging instruments for cash flow hedges	-	(769)

	$13,039	$(69,352)

d.	Current tax assets and liabilities

	December 31
	2014	2013
	NT$	NT$

Current tax assets
Tax refund receivable	$23,616	$92,430
Prepaid income tax	41,696	58,166

	$65,312	$150,596

Current tax liabilities
Income tax payable	$4,150,036	$3,000,869

e.	Deferred tax assets and liabilities

The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.

The movements of deferred tax assets and deferred tax liabilities were as follows:

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$

Year ended December 31, 2014

Temporary differences
Property, plant and equipment	$(1,684,616)	$(804,082)	$-	$-	$56,843	$(2,431,855)
Defined benefit obligation	836,757	(44,694)	13,039	-	(21,767)	783,335
FVTPL financial instruments	(12,329)	(170,722)	-	-	12,992	(170,059)
Others	767,744	372,563	-	4,481	21,509	1,166,297
	(92,444)	(646,935)	13,039	4,481	69,577	(652,282)
Loss carry-forward	270,031	246,334	-	-	3,533	519,898
Investment credits	924,128	(227,486)	-	-	(2,560)	694,082
Others	-	(853)	-	-	-	(853)

	$1,101,715	$(628,940)	$13,039	$4,481	$70,550	$560,845

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$
Year ended December 31, 2013

Temporary differences
Property, plant and equipment	$(977,288)	$(730,743)	$-	$23,415	$(1,684,616)
Defined benefit obligation	977,915	(12,829)	(68,583)	(59,746)	836,757
Cash flow hedges	769	-	(769)	-	-
FVTPL financial instruments	61,499	(73,832)	-	4	(12,329)
Others	445,904	336,473	-	(14,633)	767,744
	508,799	(480,931)	(69,352)	(50,960)	(92,444)
Loss carry-forward	380,694	(117,007)	-	6,344	270,031
Investment credits	1,029,097	(87,300)	-	(17,669)	924,128

	$1,918,590	$(685,238)	$(69,352)	$(62,285)	$1,101,715

f.	Items for which no deferred tax assets have been recognized

Unrecognized deferred tax assets related to loss carry-forward, investment credits and deductible temporary differences were summarized as follows:

	December 31
	2014	2013
	NT$	NT$

Loss carry-forward	$694,960	$669,410
Investment credits	629,231	714,481
Deductible temporary differences	957,183	901,580

	$2,281,374	$2,285,471

The unrecognized loss carry-forward will expire through 2023 and the unrecognized investment credits will expire through 2017.

g.	Information about unused loss carry-forward, unused investment credits, tax-exemption and other tax relief

As of December 31, 2014, the unused loss carry-forward comprised of:

Year of Expiry	NT$

2015	$70,223
2016	167,001
2017	352,030
2018	277,680
2019 and thereafter	347,924

$1,214,858

As of December 31, 2014, unused investment credits comprised of:

		Remaining Creditable Amount
Laws and Statutes	Tax Credit Source	NT$	Expiry Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$1,267,646	2015 and thereafter
	Others	55,667	2017

		$1,323,313

As of December 31, 2014, profits attributable to the following expansion projects were exempted from income tax for a 3-year or 5-year period:

Tax-exemption Period

Construction and expansion of 2004 by the Company	2012.01-2016.12
Construction and expansion of 2005 by the Company	2012.01-2016.12
Construction and expansion of 2007 by the Company	2013.01-2015.12
Construction and expansion of 2008 by the Company.	2014.01-2018.12
Construction and expansion of 2005 by ASE Test Inc.	2011.01-2015.12
Construction and expansion of 2008 by ASE Test Inc.	2014.01-2018.12
Construction and expansion of 2005 by ASE Electronics Inc.	2012.01-2016.12

In addition, the Group had additional 3 unused construction and expansion projects.

Some China subsidiaries qualify as high technology enterprises which entitle them to a reduced income tax rate of 15% and also make them eligible to deduct certain times of research and development expenses from their taxable income.

h.	Unrecognized deferred tax liabilities associated with investments

As of December 31, 2014 and 2013, the taxable temporary differences associated with investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$11,400,826 thousand and NT$9,326,560 thousand, respectively.

i.	Integrated income tax

As of December 31, 2014 and 2013, unappropriated earnings were all generated on and after January 1, 1998. As of December 31, 2014 and 2013, the balance of the Imputation Credit Account (“ICA”) was NT$934,038 thousand and NT$733,341 thousand, respectively.

The creditable ratio for the distribution of earnings of 2014 and 2013 was 6.19% (estimated) and 6.10% (actual), respectively.

Under the Integrated Income Tax System, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid in the ROC by the Company on earnings generated after January 1, 1998. Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to reduce the withholding income tax on dividends. Starting from 2015, the allowed tax credit is adjusted to 50% of the income tax paid in the ROC by the Company for ROC resident shareholders or 50% of the 10% income tax on undistributed earnings for non-resident shareholders. An ICA is maintained by the Company for such income tax and the tax credit allocated to each shareholder. The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of dividend distribution. The expected creditable ratio for the 2014 earnings may be adjusted, depending on the ICA balance on the date of dividend distribution.

j.	Income tax assessments

Income tax returns of ASE Inc. and its subsidiaries in Taiwan have been examined by authorities through 2012 and through 2010 to 2012, respectively. ASE Inc. and some of its subsidiaries in Taiwan disagreed with the result of examinations relating to its income tax returns for 2004 through 2008 and 2010 through 2012 and applied for appeal procedures. The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years.

25.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the year

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Profit for the year attributable to owners of the Company	$23,592,667	$15,689,074
Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	(260,925)	(131,756)
Convertible bonds	931,344	156,193

Earnings used in the computation of diluted earnings per share	$24,263,086	$15,713,511

eighted average number of ordinary shares outstanding (in thousand shares):

	For the Years Ended December 31
	2014	2013

Weighted average number of ordinary shares in computation of basic earnings per share	7,687,930	7,508,539
Effect of potentially dilutive ordinary shares:
Convertible bonds	375,271	117,085
Employee share options	101,850	67,081
Bonus to employees	55,643	54,926

Weighted average number of ordinary shares in computation of diluted earnings per share	8,220,694	7,747,631

The Group is able to settle the bonuses paid to employees in cash or shares. The Group assumed that the entire amount of the bonus would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the shareholders approve the number of shares to be distributed to employees at their meeting in the following year.

26.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee share option plans of the Company and its subsidiaries

In order to attract, retain and reward employees, ASE Inc. has four employee share option plans for full-time employees of the Group. Each share option represents the right to purchase one ordinary share of ASE Inc. when exercised. Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date. The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

In December 2014, the board of directors approved the 5th employee share option plan.

ASE Inc. Option Plans

Information about share options was as follows:

	For the Years Ended December 31
	2014		2013
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price Per Share	Options	Price Per Share
	(In Thousands)	(NT$)	(In Thousands)	(NT$)

Balance at January 1	285,480	$20.5	344,332	$20.3
Options forfeited	(1,515)	20.5	(3,307)	20.7
Options expired	(322)	13.5	(10)	7.4
Options exercised	(73,898)	19.7	(55,535)	19.3

Balance at December 31	209,745	20.7	285,480	20.5

Options exercisable, end of year	189,240	20.7	228,685	20.4

The weighted average share price at exercise dates of share options for the years ended December 31, 2014 and 2013 was NT$35.1 and NT$26.2, respectively.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2014	$11.1-13.5	0.4
	20.4-22.6	4.4

December 31, 2013	11.1-13.5	0.6
	20.4-22.6	5.4

ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee share option plan for full-time employees of the Group which granted 30,000 thousand units in December 2007. Under the terms of the plan, each unit represents the right to purchase one ordinary share of ASE Mauritius Inc. when exercised. The option rights of the plan are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about share options was as follows:

	For the Years Ended December 31
	2014		2013
	Number of	Exercise	Number of	Exercise
	Options	Price Per Share	Options	Price Per Share
	(In Thousands)	(US$)	(In Thousands)	(US$)

Balance at January 1	28,545	$1.7	28,595	$1.7
Options forfeited	-	-	(50)	1.7

Balance at December 31	28,545	1.7	28,545	1.7

Options exercisable, end of year	28,545	1.7	28,545	1.7

As of December 31, 2014 and 2013, the share options were all vested and the remaining contractual life was 3 years and 4 years, respectively.

USIE Option Plans

The terms of the plans issued by USIE were the same with those of the Company’s option plans.

Information about share options was as follows:

	For the Years Ended December 31
	2014		2013
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price Per Share	Options	Price Per Share
	(In Thousands)	(US$)	(In Thousands)	(US$)

Balance at January 1	34,939	$2.1	34,966	$2.1
Options forfeited	-	-	(27)	2.9
Options exercised	(780)	1.5	-	-

Balance at December 31	34,159	2.1	34,939	2.1

Options exercisable, end of year	30,874	2.0	28,281	2.0

Information about USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2014	$1.5	5.0
	2.4-2.9	5.8

December 31, 2013	1.5	4.0
	2.4-2.9	6.8

b.	Fair value of share options

Share options granted by the Group were measured using the Black-Scholes Option Pricing Model or the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995), and the inputs to the models were as follows:

	ASE Inc.	ASE Mauritius Inc.	USIE

Share price/market price at the grant date	NT$28.60-30.65	US$1.7	US$1.53-2.62
Exercise prices	NT$28.60-30.65	US$1.7	US$1.53-2.94
Expected volatility	28.59%-40.82%	47.21%	32.48%-42.58%
Expected lives	10 years	10 years	10-12 years
Expected dividend yield	3.00%-4.00%	-	-
Risk free interest rates	1.56%-2.51%	3.87%-3.90%	1.63%-4.02%

Expected volatility was based on the historical share price volatility over the past 10 years of ASE Inc. and the comparable companies of ASE Mauritius Inc. and USIE, respectively. Under the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995) to allow for the effects of early exercise, the Group assumed that employees would exercise the options after vesting date when the share price was 1.58-1.69 times the exercise price.

In December 2014 and 2013, USIE had modified the terms of its option plan granted in 2007 to extend the valid period from 11 years to 12 years and from 10 years to 11 years, respectively. The incremental fair value of NT$10,378 thousand and NT$15,497 thousand were all recognized as employee benefits expense in 2014 and 2013, respectively, since the options were all vested.

Employee benefits expense recognized on employee share options was NT$110,157 thousand and NT$234,093 thousand for the years ended December 31, 2014 and 2013, respectively.

c.	New shares issued under cash capital increase reserved for subscription by employees

In July 2013, the board of directors approved the cash capital increase and, as required under the Company Act of the ROC, simultaneously granted options to employees to purchase 15% of such newly issued shares with such options exercisable within 3 days and vested when granted. The grant of the options was treated as employee options, accordingly a share-based compensation, and measured at fair value in accordance with IFRS 2. The Group recognized employee benefits expense and capital surplus of NT$26,708 thousand in full at the grant date (also the vested date), of which 1,960 thousand shares had not been vested, therefore, NT$3,626 thousand was reclassified from capital surplus-employee share options to capital surplus-issuance of ordinary shares.

Information about the Company’s employee share options related to the aforementioned newly issued shares was as follows:

	Number of Options (In Thousand)	Fair Value (NT$)

Balance at January 1, 2013	-	$-
Options granted	14,437	1.85
Options exercised	(12,477)	1.85
Options forfeited	(1,960)	-

Balance at December 31, 2013	-	-

Fair value was measured using the Black-Scholes Option Pricing Model and the inputs to the model were as follows:

Share price at the grant date	NT$27.95 per share
Exercise price	NT$26.10 per share
Expected volatility	17.98%
Expected lives	3 days
Expected dividend yield	-
Risk free interest rate	0.57%

Expected volatility was based on the Company’s historical share prices volatility.

27.	BUSINESS COMBINATIONS

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired	Cash Consideration
				NT$

Wuxi Tongzhi	Packaging and testing of semiconductors	May 27, 2013	100%	$ 338,021

b.	Consideration transferred, fair value of assets acquired and liabilities assumed as well as net cash outflow on acquisition of subsidiaries at the acquisition date were as follows:

NT$

Current assets	$158,100
Non-current assets
Property, plant and equipment	258,420
Other non-current assets	35,656
Current liabilities	(85,295)
366,881
Bargain purchase gain - recognized in other gains and losses	(28,860)
Total consideration	338,021
Less: Cash and cash equivalent acquired	(87,634)

Net cash outflow on acquisition of Wuxi Tongzhi	$250,387

c.	Impact of acquisitions on the operating results of the Group

The operating results of Wuxi Tongzhi, since the acquisition date to December 31, 2013, included in the consolidated statements of comprehensive income were operating revenue NT$316,380 thousand and profit for the period NT$15,762 thousand.

d.	Pro-forma information

Had these business combinations been in effect at the beginning of each year, the Group’s operating revenues and profit for the years ended December 31, 2013 would have been NT$220,093,736 thousand and NT$16,158,494 thousand, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of operating revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed at the beginning of each year, nor is it intended to be a projection of future results.

28.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

In November 2014, USISH completed its cash capital increase of CNY2,017,690 thousand and the Group’s shareholdings of USISH decreased from 88.6% to 82.1% since the Group did not subscribe for additional new shares.

In August 2013, the Group’s subsidiary, Luchu, issued new ordinary shares for cash capital increase of NT$400,000 thousand and the Group’s shareholdings of Luchu increased from 84.3% to 86.1%.

The above transactions were accounted for as equity transactions since the Group did not cease to have control over these subsidiaries and, as a result, capital surplus was charged an addition of NT$6,871,062 thousand and a deduction of NT$330 thousand due to USISH capital increase and Luchu capital increase, respectively.

29.	NON-CASH TRANSACTIONS

For the years ended December 31, 2014 and 2013, the Group entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows:

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Payments for property, plant and equipment
Purchase of property, plant and equipment	$43,448,587	$27,044,072
Increase (decrease) in prepayments for property, plant and equipment	(34,894)	327,810
Decrease (increase) in payables for property, plant and equipment	(3,688,526)	1,908,404
Capitalized borrowing costs	(126,203)	(137,567)

	$39,598,964	$29,142,719

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$462,438	$350,873
Decrease (increase) in other receivables	(41,231)	673

	$421,207	$351,546

30.	OPERATING LEASE ARRANGEMENTS

Except those discussed in Note 17, the Company and its subsidiary, ASE Test, Inc., lease the land on which their buildings are located under various operating lease agreements with the ROC government expiring through January 2023. The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Group leases buildings, machinery and equipment under operating leases.

The subsidiaries’ offices located in U.S.A. and Japan, etc. are leased from other parties and the lease term will expire through 2015 to 2017 with the option to renew the leases upon expiration.

The Group recognized rental expense of NT$1,459,835 thousand and NT$1,301,550 thousand for the years ended December 31, 2014 and 2013, respectively.

31.	CAPITAL MANAGEMENT

The capital structure of the Group consists of debt and equity. The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance. Key management personnel of the Group periodically reviews the cost of capital and the risks associated with each class of capital. In order to balance the overall capital structure, the Group may adjust the amount of dividends paid to shareholders, the number of new shares issued or repurchased, and the amount of new debt issued or existing debt redeemed.

The Group is not subject to any externally imposed capital requirements except those discussed in Note 18.

32. FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

1)	Fair value of financial instruments that are not measured at fair value

Except bonds payable measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

The carrying amounts and fair value of bonds payable as of December 31, 2014 and 2013, respectively, were as follows:

	Carrying Amount	Fair Value
	NT$	NT$

December 31, 2014	$31,270,131	$31,702,988
December 31, 2013	21,314,005	21,913,590

2)	Fair value measurements recognized in the consolidated balance sheets

The following table provides an analysis of financial instruments that are measured at fair value subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

a)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

b)	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

c)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for those assets or liabilities that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2014

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$2,376,050	$-	$2,376,050
Private-placement convertible bonds	-	100,500	-	100,500

Derivative financial assets
Swap contracts	-	1,907,705	-	1,907,705
Forward exchange contracts	-	27,811	-	27,811

Non-derivative financial assets held for trading
Open-end mutual funds	533,425	-	-	533,425
Quoted shares	43,352	-	-	43,352

	$576,777	$4,412,066	$-	$4,988,843

Available-for-sale financial assets
Open-end mutual funds	$1,500,434	$-	$-	$1,500,434
Limited Partnership	-	-	555,361	555,361
Unquoted shares	-	-	223,505	223,505
Quoted shares	195,070	-	-	195,070

	$1,695,504	$-	$778,866	$2,474,370

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$2,520,606	$-	$2,520,606
Swap contracts	-	99,165	-	99,165
Forward exchange contracts	-	31,581	-	31,581

	$-	$2,651,352	$-	$2,651,352

December 31, 2013

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$2,228,643	$-	$2,228,643
Private-placement convertible bonds	-	100,500	-	100,500
Derivative financial assets
Swap contracts	-	219,324	-	219,324
Forward exchange contracts	-	10,178	-	10,178

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Non-derivative financial assets held for trading
Open-end mutual funds	$172,000	$-	$-	$172,000
Quoted shares	33,624	-	-	33,624

	$205,624	$2,558,645	$-	$2,764,269

Available-for-sale financial assets
Open-end mutual funds	$2,321,826	$-	$-	$2,321,826
Limited partnership	-	-	583,441	583,441
Quoted shares	328,656	-	-	328,656
Unquoted shares	-	-	213,721	213,721
Private-placement shares	-	69,655	-	69,655

	$2,650,482	$69,655	$797,162	$3,517,299

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$1,742,996	$-	$1,742,996
Swap contracts	-	74,170	-	74,170
Forward exchange contracts	-	31,315	-	31,315
Cross currency swap contracts	-	4,180	-	4,180
Foreign currency option contracts	-	643	-	643

	$-	$1,853,304	$-	$1,853,304

Derivative financial liabilities for hedging
Interest rate swap contracts	$-	$3,310	$-	$3,310

(Concluded)

For assets and liabilities held as of December 31, 2014 and 2013 that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

3)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments with no quoted prices classified as available-for-sale financial assets - non-current. Reconciliations for the years ended December 31, 2014 and 2013 were as follows:

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Balance at January 1	$797,162	$776,683
Purchases	38,793	73,358
Disposals	(21,012)	(27,368)

(Continued)

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Total gains or losses
In profit or loss	$(10,390)	$(106,916)
In other comprehensive income	(25,687)	81,405

Balance at December 31	$778,866	$797,162

(Concluded)

As of December 31, 2014 and 2013, unrealized loss of NT$21,519 thousand and unrealized gain of NT$20,175 thousand, recorded in other comprehensive income under the heading of unrealized gain (loss) on available-for-sale financial assets, were included in the carrying amount of the financial assets at fair value on Level 3 fair value measurement.

4)	Valuation techniques and assumptions applied for the purpose of measuring fair value

The fair values of financial assets and financial liabilities were determined as follows:

a)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets were determined with reference to quoted market prices (includes quoted shares and open-end mutual funds). The fair value of private-placement shares was derived using quoted market prices and adjusted for the liquidity discount due to the selling restrictions relating to the lock-up period. The liquidity discount was the option value using the Black-Scholes Model with all observable inputs.

b)	The fair values of derivative instruments were calculated using quoted prices. Where such prices were not available, a discounted cash flow analysis was performed using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives. These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value. The estimates and assumptions used by the Group were consistent with those that market participants would use in pricing financial instruments.

c)	The fair value of the Group’s investments in unquoted shares on Level 3 fair value measurement were measured using market approach based on investees’ recent financing activities, technical development, valuation of investees comparable companies, market conditions and other economic indicators.

d)	Except the aforementioned, the fair values of other financial assets and financial liabilities were measured using the generally accepted pricing models based on a discounted cash flow analysis.

b.	Categories of financial instruments

	December 31
	2014	2013
	NT$	NT$
Financial assets

FVTPL
Designated as at FVTPL	$2,476,550	$2,329,143
Held for trading	2,512,293	435,126
Available-for-sale financial assets	2,474,370	3,517,299
Loans and receivables (Note 1)	106,158,279	89,317,657

(Continued)

	December 31
	2014	2013
	NT$	NT$

Financial liabilities

FVTPL
Held for trading	$2,651,352	$1,853,304
Derivative instruments in designated hedge accounting relationships	-	3,310
Measured at amortized cost (Note 2)	157,157,392	145,430,744

(Concluded)

Note 1:	The balances included loans and receivables measured at amortized cost which comprised cash and cash equivalents, trade and other receivables and other financial assets.

Note 2:	The balances included financial liabilities measured at amortized cost which comprised short-term borrowings, trade and other payables, bonds payable, long-term borrowings and long-term payables.

c.	Financial risk management objectives and policies

The derivative instruments used by the Group are to mitigate risks arising from ordinary business operations. All derivative transactions entered into by the Group are designated as either hedging or trading. Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities. The currencies and the amount of derivative instruments held by the Group must match its hedged assets and liabilities denominated in foreign currencies.

The Group’s risk management department monitors risks to mitigate risk exposures, reports unsettled position, transaction balances and related gains or losses to the Group’s chief financial officer on monthly basis.

1)	Market risk

The Group’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Gains or losses arising from fluctuations in foreign currency exchange rates of a variety of derivative financial instruments were approximately offset by those of hedged items. Interest rate risk was not significant due to the cost of capital was expected to be fixed.

There had been no change to the Group’s exposure to market risks or the manner in which these risks were managed and measured.

a)	Foreign currency exchange rate risk

The Group had sales and purchases as well as financing activities denominated in foreign currency which exposed the Group to foreign currency exchange rate risk. The Group entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.

The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 37.

The Group was principally subject to the impact to exchange rate fluctuation in U.S. dollars and Japanese yen against NT$ or Chinese Yuan Renminbi (“CNY”). 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$41,000 thousand and NT$15,000 thousand for the years ended December 31, 2014 and 2013, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at the end of the year. As the year-end exposure did not reflect the exposure for the years ended December 31, 2014 and 2013, the abovementioned sensitivity analysis was unrepresentative of those years.

b)	Interest rate risk

Except a portion of long-term bonds payable at fixed interest rates, the Group was exposed to interest rate risk because group entities borrowed funds at floating interest rates. Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise.

The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2014	2013
	NT$	NT$
Fair value interest rate risk
Financial liabilities	$34,003,038	$22,186,535

Cash flow interest rate risk
Financial assets	51,603,455	46,206,830
Financial liabilities	65,149,698	78,502,073

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2014 and 2013 would have decreased or increased approximately by NT$135,000 thousand and NT$323,000 thousand, respectively.

c)	Other price risk

The Group was exposed to equity or debt price risk through its investments in financial assets at FVTPL, including private-placement convertible bonds, quoted shares, and open-end mutual funds, and available-for-sale financial assets. If equity or debt prices were 1% higher or lower, profit before income tax for the years ended December 31, 2014 and 2013 would have increased or decreased approximately by NT$6,800 thousand and NT$3,100 thousand, respectively, and other comprehensive income before income tax for the years ended December 31, 2014 and 2013 would have increased or decreased approximately by NT$25,000 thousand and NT$35,000 thousand, respectively.

In addition, the Group was also exposed to the Company’s ordinary share price risk through Bonds Options recognized as financial liabilities held for trading. 7% is the sensitivity rate used when reporting price risk internally to key management personnel. If the Company’s ordinary share price increased or decreased by 7%, profit before income tax for the years ended December 31, 2014 would have decreased approximately by NT$651,000 thousand and increased approximately by NT$608,000 thousand, respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, receivables and other financial assets. The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

The Group dealt with counterparties creditworthy and has a credit policy and trade receivable management procedures to ensure recovery and evaluation of trade receivables. The Group’s counterparties consisted of a large number of customers and banks and there was no significant concentration of credit risk exposure.

3)	Liquidity risk

The Group manages liquidity risk by maintaining adequate working capital and banking facilities to fulfill the demand for cash flow used in the Group’s operation and capital expenditure. The Group also monitors its compliance with all the loan covenants. Liquidity risk is not considered to be significant.

In the table below, financial liabilities with a repayment on demand clause were included in the earliest time band regardless of the probability of counter-parties choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities were based on the agreed repayment dates.

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

December 31, 2014

Non-derivative financial liabilities
Non-interest bearing	$23,660,711	$21,370,876	$4,606,064	$155,599	$29,139
Floating interest rate liabilities	21,534,220	9,003,403	12,364,453	23,870,629	175,302
Fixed interest rate liabilities	684,039	838,234	846,899	34,458,859	-

	$45,878,970	$31,212,513	$17,817,416	$58,485,087	$204,441

December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	$16,755,995	$18,506,103	$2,193,722	$979,923	$-
Floating interest rate liabilities	22,940,649	11,905,684	21,552,430	23,383,218	-
Fixed interest rate liabilities	4,051	169,271	1,105,439	23,523,781	-

	$39,700,695	$30,581,058	$24,851,591	$47,886,922	$-

The amounts included above for floating interest rate instruments for non-derivative financial liabilities was subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Group’s liquidity analysis for its derivative financial instruments. The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement. When the amounts payable or receivable are not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2014

Gross settled
Forward exchange contracts
Inflows	$3,662,813	$1,959,573	$9,241
Outflows	(3,655,279)	(1,940,145)	(9,331)
	7,534	19,428	(90)

Swap contracts
Inflows	10,342,259	4,621,200	33,399,031
Outflows	(10,215,834)	(4,461,118)	(31,646,310)
	126,425	160,082	1,752,721

	$133,959	$179,510	$1,752,631

December 31, 2013

Net settled
Forward exchange contracts	$3,520	$(2,670)	$-
Foreign currency option contracts	-	2,910	-

	$3,520	$240	$-

Gross settled
Forward exchange contracts
Inflows	$2,703,738	$1,540,707	$208,348
Outflows	(2,725,667)	(1,541,515)	(208,635)
	(21,929)	(808)	(287)

Swap contracts
Inflows	6,565,374	6,384,442	23,843,432
Outflows	(6,524,921)	(6,368,366)	(23,596,540)
	40,453	16,076	246,892

Cross currency swap contracts
Inflows	175	356	596,801
Outflows	-	-	(598,600)
	175	356	(1,799)

Interest rate swap contracts
Inflows	3,744	-	3,089
Outflows	(5,995)	-	(5,865)
	(2,251)	-	(2,776)

	$16,448	$15,624	$242,030

33. RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	The Company acquired real estate from HC in 2014 and 2013 at NT$4,540,086 thousand and NT$1,473,905 thousand, respectively, which were all primarily based on independent professional appraisal reports and fully paid before December 31, 2014 and 2013, respectively. In addition, the construction of buildings with green design concept and other projects on current leased property for which the Company contracted with Fu Hwa Construction Co., Ltd. has been completed with a total consideration of NT$349,646 thousand in 2014, which was primarily based on independent professional appraisal reports as well as request for quotation and price negotiation, and the payment schedule was based on the agreed acceptance progress.

b.	In addition to the donation of NT$15,000 thousand to Social Affairs Bureau of Kaohsiung City Government through ASE Cultural and Educational Foundation (the “ASE Foundation”) in August 2014, the Company contributed NT$100,000 thousand to ASE Foundation in September 2014 for environmental charity in promoting the related domestic environmental protection and public service activities (Note 35).

c.	Compensation to key management personnel

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Short-term employee benefits	$989,720	$741,232
Post-employment benefits	4,049	4,766
Share-based payments	50,327	78,701

	$1,044,096	$824,699

The compensation to the Company’s key management personnel is determined according to personal performance and market trends.

Except for the aforementioned, the Group had no material transactions with related parties for the years ended December 31, 2014 and 2013.

34. ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 10, the following assets were provided as collateral for bank borrowings and the tariff guarantees of imported raw materials:

	December 31
	2014	2013
	NT$	NT$

Inventories related to real estate business	$15,164,858	$12,239,500
Property, plant and equipment
Land	-	299,059
Buildings and improvements	-	337,222
Other financial assets (including current and non-current)	268,562	250,656

	$15,433,420	$13,126,437

35. SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	Significant commitments

1)	As of December 31, 2014 and 2013, unused letters of credit of the Group were approximately NT$137,000 thousand and NT$271,000 thousand, respectively.

2)	As of December 31, 2014 and 2013, the amounts that the Group has committed to purchase property, plant and equipment were approximately NT$17,498,000 thousand and NT$8,249,000 thousand, respectively, of which NT$1,516,396 thousand and NT$1,291,306 thousand had been prepaid, respectively.

3)	In consideration of corporate social responsibility for environmental protection, the Company’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan. In January 2015, the Company’s board of directors approved to contribute NT$100,000 thousand to ASE Foundation for continuously implementing environmental effort in promoting the related domestic environmental protection and public service activities.

b.	Non-cancellable operating lease commitments

December 31, 2014
NT$

Less than 1 year	$224,600
1-5 years	275,463
More than 5 years	421,949

$922,012

36. SIGNIFICANT SUBSEQUENT EVENTS

To enhance operational flexibility via structural adjustments, the board of directors of the Company’s subsidiary, USI, resolved in January 2015 the spin-off of its investment business as well as capital reduction of NT$16,012,966 thousand by reducing 1,601,297 thousand shares (a reduction ratio of 97.56%), and will assign its investment business to USI, Inc. (“New USI”), a newly established business entity. As the consideration of the business value to be spun-off by USI, New USI will issue 1,000,000 thousand new ordinary shares to the shareholders of USI. Based on the shareholdings on the record date of the spin-off, the shareholders of USI will receive 609.27 shares of New USI’s ordinary share in exchange of each 1,000 shares of USI’s ordinary share. The tentative record date of the spin-off is March 6, 2015. After the spin-off, the Group will have control over both USI and New USI, and the spin-off will not have material impact on the financial position and business operation of the Group.

37. SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The significant assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2014

Monetary financial assets
US$	$3,761,345	US$1=NT$31.65	$119,046,569
JPY	12,543,157	JPY1=NT$0.2646	3,318,919

Monetary financial liabilities
US$	3,888,563	US$1=NT$31.65	123,073,019
JPY	12,728,820	JPY1=NT$0.2646	3,368,046

December 31, 2013

Monetary financial assets
US$	3,381,706	US$1=NT$29.805	100,791,747
JPY	12,302,816	JPY1=NT$0.2839	3,492,769

Monetary financial liabilities
US$	3,438,847	US$1=NT$29.805	102,494,835
JPY	11,659,321	JPY1=NT$0.2839	3,310,081

38. OTHERS

On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) issued an official letter No. Kao-Shih-Huan-Chu-Tu-Tzu 10243758100 and an administrative sanction letter No. Kao-Shih-Huan-Chu-Shui-Chu-Tzu 30-102-120022 (“the Administrative Decision”). The Administrative Decision was to suspend the operation at ASE K7 Plant's wafer-level process where nickel is used and impose a fine of NT$110,065 thousand, which has been recorded under the line item of other income and expenses for the year ended December 31, 2013. On April 7, 2014, the amount of the fine was amended to NT$109,359 thousand by the KEPB. On January 17, 2014, the Company retained lawyers to file an administrative appeal to nullify the Administrative Decision with the Kaohsiung City Government, but the administrative appeal was dismissed. The Company next retained lawyers to file an administrative complaint to revoke the part of the Administrative Decision pertaining to the fine, and the case is being heard by the Kaohsiung High Administrative Court. As to the suspended operation at ASE K7 Plant's wafer-level process where nickel is used, the KEPB issued official letter No. Kao-Shih-Huan-Chu-Tu-Tzu 10343171000, on December 15, 2014, to grant the resumption.

Meanwhile, owing to the event above, on January 3, 2014, the Kaohsiung District Prosecutors Office charged the Company with violation of the Waste Disposal Act and the judgment was handed down on October 20, 2014, in which the Company was fined NT$3,000 thousand, recorded under the line item of other income and expenses for the year ended December 31, 2014, for violation of Article 47 of the Waste Disposal Act. The Company filed an appeal against the judgment, and the case is being heard by the Taiwan High Court's Kaohsiung Branch Court.

39. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for ASE Inc.:

a.	Financial provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint venture): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchase from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Note 7 and 9;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 10 attached;

k.	Names, locations, and related information of investees over which ASE Inc. exercises significant influence (excluding information on investment in Mainland China): Please see Table 8 attached;

l.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached;

2)	Any of the following significant transactions with investee companies in mainland China, either directly or indirectly through a third party, and their prices, payment terms, and unrealized gains or losses:

a)	The amount and percentage of purchases and the balance and percentage of the related payables at the end of the period: Please see Table 6 attached;

b)	The amount and percentage of sales and the balance and percentage of the related receivables at the end of the period: None;

c)	The amount of property transactions and the amount of the resultant gains or losses: No significant transactions;

d)	The balance of negotiable instrument endorsements or guarantees or pledges of collateral at the end of the period and the purposes: None;

e)	The highest balance, the end of period balance, the interest rate range, and total current period interest with respect to financing of funds: None;

f)	Other transactions that have a material effect on the profit or loss for the period or on the financial position, such as the rendering or receiving of services: None.

40.       OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments: Packaging, Testing and EMS. The Group packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; provides electronics manufacturing services. Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.” The Group engages in other activities such as substrate production and real estate business.

The accounting policies for segments are the same as those described in Note 4. The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

Segment information for the years ended December 31, 2014 and 2013 was as follows:

a.	Segment revenues and results

	Packaging	Testing	EMS	Others	Total
	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2014

Revenue from external customers	121,336,453	25,874,694	105,784,427	3,595,873	256,591,447
Inter-segment revenues (Note)	9,418,359	177,793	48,596,814	8,437,439	66,630,405
Segment revenues	130,754,812	26,052,487	154,381,241	12,033,312	323,221,852
Interest income	96,737	10,245	116,451	20,041	243,474
Interest expense	(1,566,595)	(15,663)	(155,702)	(586,466)	(2,324,426)
Depreciation and amortization	(17,533,267)	(6,160,378)	(1,435,509)	(1,221,622)	(26,350,776)
Share of the profit of associates	(108,726)	-	-	-	(108,726)
Impairment loss	(231,936)	(4,701)	(10,390)	(61,117)	(308,144)
Segment profit before income tax	17,241,307	6,790,309	3,807,944	634,039	28,473,599
Investments accounted for using the equity method	1,492,441	-	-	-	1,492,441
Segment assets	166,626,502	44,148,283	78,851,169	44,345,506	333,971,460
Expenditures for segment assets	29,863,337	6,157,154	6,562,513	865,583	43,448,587

For the year ended December 31, 2013

Revenue from external customers	112,603,927	24,732,197	78,530,594	3,995,728	219,862,446
Inter-segment revenues (Note)	3,337,074	246,223	42,960,432	8,048,827	54,592,556
Segment revenues	115,941,001	24,978,420	121,491,026	12,044,555	274,455,002
Interest income	74,171	11,958	85,491	41,181	212,801
Interest expense	(1,542,047)	(44,167)	(96,620)	(574,310)	(2,257,144)
Depreciation and amortization	(16,412,763)	(6,293,170)	(1,658,743)	(1,106,235)	(25,470,911)
Share of the profit of associates	26,300	-	-	-	26,300
Impairment loss	(344,150)	(115,966)	(99,843)	(131,913)	(691,872)
Segment profit before income tax	9,973,216	6,320,384	2,918,365	144,727	19,356,692
Investments accounted for using the equity method	1,216,201	-	-	-	1,216,201
Segment assets	146,268,732	44,100,564	55,096,207	41,348,403	286,813,906
Expenditures for segment assets	18,648,304	6,068,085	1,224,698	1,102,985	27,044,072

Note:	Inter-segment revenues were eliminated upon consolidation.

b.	Revenue from major products and services

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Advanced packaging and IC wirebonding service	$108,384,405	$100,457,184
Wafer probing and final testing service	25,116,026	24,120,370
Electronic components manufacturing service	104,904,455	77,731,347
Others	18,186,561	17,553,545

	$256,591,447	$219,862,446

c.	Geographical information

Geographical information about revenue from external customers and noncurrent assets are reported based on the country where the external customers are headquartered and noncurrent assets are located.

1)	Net revenues from external customers

	For the Years Ended December 31
	2014	2013
	NT$	NT$

United States	$173,912,974	$143,753,891
Taiwan	36,747,699	31,277,147
Asia	24,042,586	23,779,212
Europe	20,826,125	20,392,268
Others	1,062,063	659,928

	$256,591,447	$219,862,446

2)	Noncurrent assets

	December 31
	2014	2013
	NT$	NT$

Taiwan	$97,159,564	$82,174,469
China	43,384,186	40,121,292
Others	26,177,965	25,864,658

	$166,721,715	$148,160,419

Noncurrent assets excluded financial instruments, post-employment benefit assets and deferred tax assets

d.	Major customers

Except one customer from which the operating revenues generated from packaging and EMS segments was NT$54,431,222 thousand and NT$32,588,464 thousand in 2014 and 2013, respectively, the Group did not have other single customer to which the operating revenues exceeded 10% of operating revenues for the years ended December 31, 2014 and 2013.

TABLE 1

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

			Financial Statement	Related	Maximum Balance				Nature for	Transaction	Reason for	Allowance for	Collateral		Each Borrowing Company	Total Financing
No.	Financing Company	Counter-party	Account	Party	for the year	Ending Balance	Amount Actual Drawn	Interest Rate	Financing	Amounts	Financing	Bad Debt	Item	Value	(Note 1)	Amount Limits (Note 2)
1	A.S.E. Holding Limited	The Company	Other receivables	Yes	$2,404,365	$2,088,900	$2,088,900	0.55～0.57	The need for short-term	$-	Operating capital	$-	-	$-	$2,927,288	$5,854,576
			form related parties						financing
		J & R Holding Limited	Long-term receivables	Yes	883,630	189,900	189,900	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
			form related parties						financing

2	J & R Holding Limited	The Company	Other receivables	Yes	8,935,529	7,849,200	7,849,200	0.55～1.00	The need for short-term	-	Operating capital	-	-	-	9,522,922	19,045,844
			form related parties						financing
		Global Advanced	Long-term receivables	Yes	506,400	506,400	506,400	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
		Packaging	form related parties						financing
		Technology Limited,
		Cayman Islands
		ASE WeiHai Inc.	Other receivables	Yes	4,243,590	3,782,175	3,782,175	0.62～0.64	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
			form related parties						financing
		Omniquest Industrial	Long-term receivables	Yes	2,551,298	1,427,415	1,427,415	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
		Limited	form related parties						financing
		ASE Assembly & Test	Other receivables	Yes	2,130,450	1,582,500	1,582,500	0.62～0.65	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
		(Shanghai) Limited	form related parties						financing
		ASE (Kun Shan) Inc.	Other receivables	Yes	1,592,423	1,344,828	1,344,828	0.63～5.77	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
			form related parties						financing
		Anstock Limited	Long-term receivables	Yes	775,860	775,860	775,860	3.99～4.05	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
			form related parties						financing

3	ASE Test Limited	The Company	Other receivables	Yes	5,113,080	4,525,950	4,525,950	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	5,682,061	11,364,122
			form related parties						financing
		J & R Holding Limited	Long-term receivables	Yes	1,987,270	1,392,600	1,392,600	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
			form related parties						financing
		ASE Singapore Pte. Ltd.	Long-term receivables	Yes	1,127,390	443,100	443,100	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
			form related parties						financing
		A.S.E. Holding Limited	Long-term receivables	Yes	1,582,500	1,582,500	1,582,500	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
			form related parties						financing

4	ASE Test, Inc.	The Company	Other receivables	Yes	4,800,000	4,499,200	4,499,200	0.98～1.03	The need for short-term	-	Operating capital	-	-	-	5,452,799	10,905,598
			form related parties						financing
		J & R Holding Limited	Other receivables	Yes	1,523,500	-	-	0.99～1.00	The need for short-term	-	Operating capital	-	-	-	5,452,799	10,905,598
			form related parties						financing
		Luchu Development	Other receivables	Yes	110,000	-	-	-	The need for short-term	-	Operating capital	-	-	-	5,452,799	10,905,598
		Corporation	form related parties						financing

5	ASE Module (Shanghai)	ASE (Shanghai) Inc.	Other receivables	Yes	517,240	517,240	517,240	5.40	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
	Inc.		form related parties						financing

6	J&R Industrial Inc.	The Company	Other receivables	Yes	190,000	190,000	190,000	0.98～1.03	The need for short-term	-	Operating capital	-	-	-	198,616	397,232
			form related parties						financing
		J & R Holding Limited	Other receivables	Yes	182,820	-	-	0.98～1.00	The need for short-term	-	Operating capital	-	-	-	198,616	397,232
			form related parties						financing
		ASE Electronics Inc.	Other receivables	Yes	190,000	190,000	190,000	0.99～1.03	The need for short-term	-	Operating capital	-	-	-	198,616	397,232
			form related parties						financing

7	ISE Labs, Inc.	J & R Holding Limited	Long-term receivables	Yes	1,202,700	1,202,700	1,202,700	0.63～0.66	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
			form related parties						financing
			Other receivables
			form related parties

8	ASE (Korea) Inc.	The Company	Other receivables	Yes	1,582,500	1,582,500	1,582,500	3.15～3.17	The need for short-term	-	Operating capital	-	-	-	3,017,323	6,034,646
			form related parties						financing

(Continued)

TABLE 1

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

															Financing Limits for	Financing Company's
			Financial Statement	Related	Maximum Balance				Nature for	Transaction	Reason for	Allowance for	Collateral		Each Borrowing Company	Total Financing
No.	Financing Company	Counter-party	Account	Party	for the year	Ending Balance	Amount Actual Drawn	Interest Rate	Financing	Amounts	Financing	Bad Debt	Item	Value	(Note 1)	Amount Limits (Note 2)
9	ASE Japan Co., Ltd.	J & R Holding Limited	Other receivables	Yes	$2,668,800	$2,407,860	$2,249,100	0.53～0.55	The need for short-term	$-	Operating capital	$-	-	$-	$15,021,695	$22,532,543
			form related parties						financing

10	USI Enterprise Limited	The Company	Other receivables	Yes	4,431,000	4,431,000	4,431,000	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	6,424,787	12,849,573
			form related parties						financing
		Universal Scientific	Other receivables	Yes	335,170	284,850	284,850	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	6,424,787	12,849,573
		Industrial Co., Ltd.	form related parties						financing

11	Huntington Holdings	The Company	Other receivables	Yes	1,740,750	1,740,750	1,740,750	0.55～0.56	The need for short-term	-	Operating capital	-	-	-	7,343,287	14,686,574
	International Co.Ltd.		form related parties						financing
		J & R Holding Limited	Other receivables	Yes	1,675,850	-	-	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	7,343,287	14,686,574
			form related parties						financing

12	Anstock Limited	ASE Assembly & Test	Long-term receivables	Yes	3,325,853	3,325,853	3,325,853	4.45	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
		(Shanghai) Limited	form related parties						financing

13	Shanghai Ding Yu Real	Shanghai Ding Wei Real	Other receivables	Yes	504,520	-	-	6.00	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
	Estate Development	Estate Development Co.,	form related parties						financing
	Co., Ltd.	Ltd.

14	ASE (Kun Shan) Inc.	ASE Investment	Other receivables	Yes	2,069	2,069	2,069	6.00	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
		(Kun Shan) Limited	form related parties						financing

15	Real Tech Holdings	The Company	Other receivables	Yes	1,675,850	474,750	474,750	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	6,882,164	13,764,328
	Limited		form related parties						financing
		J & R Holding Limited	Other receivables	Yes	1,266,000	1,266,000	1,266,000	0.55～0.56	The need for short-term	-	Operating capital	-	-	-	6,882,164	13,764,328
			form related parties						financing

16	Shanghai Ding Hui Real	Shanghai Ding Wei Real	Other receivables	Yes	684,390	206,896	206,896	6.00	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
	Estate Development	Estate Development Co.,	form related parties						financing
	Co., Ltd.	Ltd.
		Kun Shan Ding Hong Real	Other receivables	Yes	181,034	181,034	181,034	6.00	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
		Estate Development Co.,	form related parties						financing
		Ltd.

17	ASE Assembly & Test	ASE (Shanghai) Inc.	Other receivables	Yes	1,466,550	-	-	5.60	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
	(Shanghai) Limited		form related parties						financing
		ASE (Kun Shan) Inc.	Other receivables	Yes	121,740	-	-	1.83	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
			form related parties						financing

18	Universal Scientific	Universal Global	Other receivables	Yes	517,240	517,240	-	-	The need for short-term	-	Operating capital	-	-	-	6,568,672	13,137,345
	Industrial (Shanghai)	Technology (Kunshan)	form related parties						financing
	Co., Ltd.	Co., Ltd.
		Universal Global	Other receivables	Yes	3,879,300	3,879,300	-	-	The need for short-term	-	Operating capital	-	-	-	6,568,672	13,137,345
		Technology (Shanghai)	form related parties						financing
		Co., Ltd.
		Universal Global	Other receivables	Yes	1,551,720	1,551,720	-	-	The need for short-term	-	Operating capital	-	-	-	6,568,672	13,137,345
		Technology Co., Limited	form related parties						financing
		Universal Global	Other receivables	Yes	517,240	517,240	-	-	The need for short-term	-	Operating capital	-	-	-	6,568,672	13,137,345
		Electronics (Shanghai)	form related parties						financing
		Co., Ltd.(Note3)
		Universal Global Scientific	Other receivables	Yes	1,293,100	1,293,100	-	-	The need for short-term	-	Operating capital	-	-	-	6,568,672	13,137,345
		Industrial Co., Ltd.	form related parties						financing

19	ASE Module (Kunshan) Inc.	ASE (Kun Shan) Inc.	Other receivables	Yes	119,960	-	-	1.83	The need for short-term	-	Operating capital	-	-	-	15,021,695	22,532,543
			form related parties						financing

20	Omniquest Industrial	The Company	Other receivables	Yes	2,548,300	1,424,250	1,424,250	0.55～0.56	The need for short-term	-	Operating capital	-	-	-	3,218,935	6,437,871
	Limited		form related parties						financing

(Continued)

TABLE 1

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

			Financial Statement	Related	Maximum Balance				Nature for	Transaction	Reason for	Allowance for	Collateral		Each Borrowing Company	Total Financing
No.	Financing Company	Counter-party	Account	Party	for the year	Ending Balance	Amount Actual Drawn	Interest Rate	Financing	Amounts	Financing	Bad Debt	Item	Value	(Note 1)	Amount Limits (Note 2)
21	Anstock II Limited(Note4)	J & R Holding Limited	Long-term receivables	Yes	$9,400,050	$9,400,050	$9,400,050	2.45	The need for short-term	$-	Operating capital	$-	-	$-	$15,021,695	$22,532,543
			form related parties						financing
22	USI Electronics	Universal Scientific	Other receivables	Yes	1,293,100	1,293,100	-	-	The need for short-term	-	Operating capital	-	-	-	1,771,341	3,542,683
	(Shenzhen) Co., Ltd.	Industrial (Shanghai)	form related parties						financing
		Co., Ltd.
		Universal Global	Other receivables	Yes	1,293,100	1,293,100	982,756	3.00～5.04	The need for short-term	-	Operating capital	-	-	-	1,771,341	3,542,683
		Technology (Shanghai)	form related parties						financing
		Co., Ltd.

Note 1:   Limit amount of lending to a company shall not exceed 20% of the net worth of the company. However, when the foreign subsidiaries whose voting shares are 100% owned directly or indirectly, by ASE as a lender, the amount lending to a company shall not exceed 10% of the net worth of ASE.

Note 2:   Where an inter-company or inter-firm short-term financing facility is necessary provided that the total amount of such financing facility shall not exceed 40% of the amount of the net worth of the lending company. However, the foreign subsidiaries whose voting shares are 100% owned directly or indirectly, by ASE as a lender, the total amount lending to a company shall not exceed 15% of the net worth of ASE.

Note 3:  Universal Global Electronics (Shanghai) Co., Ltd. was established on April 9, 2014 and 100% owned by Universal Scientific Industrial (Shanghai) Co., Ltd.

Note 4:  Anstock II Limited was established on July 8, 2014 and 100% owned by J&R Holding Limited.

Note 5:  Amount was eliminated based on the audited financial statements.

TABLE 2

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

				Limits on Endorsement					Ratio of Accumulated	Maximum			Guarantee
	Endorsement/			/Guarantee Amount				Amount of Endorsement/	Endorsement/Guarantee to	Endorsement	Guarantee	Guarantee	Provided to
	Guarantee Provider	Guaranteed Party		Provided to Each	Maximum Balance		Amount Actually	Guarantee Collateralized	Net Equity per Latest	/Guarantee Amount	Provided by	Provided by	Subsidiaries
No.	Name	Name	Nature of Relationship	Guaranteed Party (Note 1)	for the Year	Ending Balance	Drawn	by Properties	Financial Statement	Allowable (Note 2)	Parent Company	A Subsidiary	in Mainland CHINA
0	The Company	Anstock Limited	100% voting shares	$45,065,086	$3,568,862	$2,804,922	$2,616,614	$-	1.87	$60,086,781	Yes	No	No
			indirectly owned by		(Note3)	(Note3)	(Note3)
the Company

		USI Enterprise Limited	99% voting shares	45,065,086	16,758,500	-	-	-	-	60,086,781	Yes	No	No
			indirectly owned by		(Note3)
the Company

		Anstock II Limited	100% voting shares	45,065,086	10,100,306	10,100,306	9,585,235	-	6.72	60,086,781	Yes	No	No
			indirectly owned by		(Note3)	(Note3)	(Note3)
the Company

Note 1:   The ceilings on the amounts for any single entity is permitted to make in endorsements/guarantees shall not exceed 30% of total equity of shareholders, respectively, according to “The Process of make in endorsements/guarantees” of ASE.

Note 2:   The ceilings on the aggregate amounts are permitted to make in endorsements/guarantees shall not exceed 40% of total equity of shareholders, respectively, according to “The Process of make in endorsements/guarantees” of ASE.c

Note 3:   Amount was included principal and interest.

TABLE 3

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				December 31, 2014
		Relationship with						Percentage of
Held Company Name	Marketable Securities Type and Name	the Company	Financial Statement Account	Shares/ Units		Carrying Value		Ownership (%)	Fair Value		Note
The Company	Stock
	H&HH Venture Investment Corporation	-	Available-for-sale financial assets - non-current	4,435,245			$21,927	15		$21,927
	H&D Venture Capital Investment Corporation	-	Available-for-sale financial assets - non-current	3,879,310			22,718	13		22,718
	Claridy Solutions, Inc.	-	Available-for-sale financial assets - non-current	12,611			58	-		58
	Asia Pacifical Emerging Industry Venture Capital Co, Ltd.	-	Available-for-sale financial assets - non-current	6,000,000			58,491	7		58,491
	StarChips Technology Inc.	-	Available-for-sale financial assets - non-current	333,334			-	6		-

	Bond
	AMPI Second Private of Domestic Unsecured	-	Financial assets at fair value through profit	1,000			100,500	-		100,500
	Convertible Bonds		or loss - current

	Limited Liability Partnership
	Ripley Cable Holdings I, L.P.	-	Available-for-sale financial assets - non-current	-			438,953	4		438,953

	Fund
	Mega Diamond Money Market Fund	-	Available-for-sale financial assets - current	32,504,205			400,007	-		400,007

ASE Test, Inc.	Stock
	The Company	Parent Company	Available-for-sale financial assets - non-current	10,978,776	(Note)		418,291	-		418,291
	Claridy Solutions, Inc.	-	Available-for-sale financial assets - non-current	3,400,090			15,878	17		15,878

	Fund
	UPAMC JAMES BOND MONEY MARKET FUND	-	Available-for-sale financial assets - current	18,289,114			300,338	-		300,338
	Allianz Global Investors Taiwan Money Market Fund	-	Available-for-sale financial assets - current	8,130,610			110,010	-		110,010
	CTBC Hua-win Money Market Fund	-	Available-for-sale financial assets - current	27,717,723			300,033	-		300,033
	Union Money Market Fund	-	Available-for-sale financial assets - current	7,705,644			100,010	-		100,010
	Prudential Financial Money Market Fund	-	Available-for-sale financial assets - current	6,444,088			100,012	-		100,012
	Franklin Templeton SinoAm Money Market Fund	-	Available-for-sale financial assets - current	19,729,119			200,024	-		200,024

J&R Industrial Inc.	Fund
	Taishin 1699 Money Market	-	Financial assets at fair value through profit	34,302,310			455,720	-		455,720
			or loss - current
	Hua Nan Kirin Money Market Fund	-	Financial assets at fair value through profit	2,616,592			30,829	-		30,829
			or loss - current
	Hua Nan Phoenix Money Market Fund	-	Financial assets at fair value through profit	2,833,825			45,346	-		45,346
			or loss - current

Luchu Development Corporation	Stock
	Powerchip Technology Corporation	-	Available-for-sale financial assets - current	1,677,166			-	-		-

A.S.E. Holding Limited	Stock
	Global Strategic Investment Inc.	-	Available-for-sale financial assets - non-current	490,000		US$	282 thousand	3	US$	282 thousand
	SiPhoton, Inc.	-	Available-for-sale financial assets - non-current	544,800			-	4		-
	Claridy Solutions, Inc.	-	Available-for-sale financial assets - non-current	169,859		US$	26 thousand	1	US$	26 thousand
	Global Strategic Investment, Inc. (Samoa)	-	Available-for-sale financial assets - non-current	869,891		US$	212 thousand	2	US$	212 thousand

J & R Holding Limited	Stock
	The Company	Parent Company	Available-for-sale financial assets - non-current	46,703,763		US$	56,222 thousand	1	US$	56,222 thousand

(Continued)

TABLE 3

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Relationship with						Percentage of
Held Company Name	Marketable Securities Type and Name	the Company	Financial Statement Account	Shares/ Units		Carrying Value		Ownership (%)	Fair Value		Note
	Limited Liability Partnership
	Crimson Velocity Fund, L.P.	-	Available-for-sale financial assets - non-current	-		US$	1,630 thousand	-	US$	1,630 thousand
	H&QAP Greater China Growth Fund, L.P.	-	Available-for-sale financial assets - non-current	-		US$	2,048 thousand	8	US$	2,048 thousand

ASE Test Limited	Stock
	The Company	Parent Company	Available-for-sale financial assets - non-current	88,200,472	(Note)	US$	106,175 thousand	1	US$	106,175 thousand

Shanghai Ding Hui Real	Fund
Estate Development	180ETF	-	Financial assets at fair value through profit	47,825		CNY	154 thousand	-	CNY	154 thousand
Co., Ltd.			or loss - current
	300ETF	-	Financial assets at fair value through profit	39,700		CNY	142 thousand	-	CNY	142 thousand
			or loss - current

	Stock
	Gree Electric Appliances, Inc. Of Zhuhai	-	Financial assets at fair value through profit	6,300		CNY	234 thousand	-	CNY	234 thousand
			or loss - current
	Saic Motor Corporation Limited	-	Financial assets at fair value through profit	7,250		CNY	156 thousand	-	CNY	156 thousand
			or loss - current
	SINOMINE RESOURCE EXPLORATION CO., LTD.	-	Financial assets at fair value through profit	500		CNY	6 thousand	-	CNY	6 thousand
			or loss - current

Universal Scientific	Stock
Industrial Co,Ltd	Allied Circuit Co., Ltd	-	Available-for-sale financial assets - current	827,009			32,832	2		32,832
	Universal Venture Capital Investment Corporation	-	Available-for-sale financial assets - non-current	6,200,000			39,873	5		39,873
	Plasmag Technology Inc.	-	Available-for-sale financial assets - non-current	733,000			-	2		-

Senetex Investment Co., Ltd.	Stock
	Universal Scientific Industrial Co,Ltd	-	Financial assets carried at cost- non-current	2,753,578			37,608	-		37,608

Huntington Holdings	Stock
International Co., Ltd.	United Pacific Industrial Ltd.	-	Financial assets at fair value through profit	5,548,800		US$	558 thousand	-	US$	558 thousand
			or loss - current
	Cadence Design SYS Inc.	-	Financial assets at fair value through profit	9,633		US$	183 thousand	-	US$	183 thousand
			or loss - current
	Solid Gain Invenstments Ltd.	-	Available-for-sale financial assets - non-current	1,544,500		US$	577 thousand	20	US$	577 thousand

	Preferred stock
	Techgains I Corporation	-	Available-for-sale financial assets - non-current	675,247		US$	218 thousand	10	US$	218 thousand
	Techgains II Corporation	-	Available-for-sale financial assets - non-current	784,411		US$	154 thousand	4	US$	154 thousand

Unitech Holdings	Stock
International Co., Ltd.	United Pacific Industrial Ltd.	-	Financial assets at fair value through profit	5,613,600		US$	564 thousand	-	US$	564 thousand
			or loss - current
	WacomCo., Ltd.	-	Available-for-sale financial assets - non-current	1,200,000		US$	4,685 thousand	1	US$	4,685 thousand
	Sequans Communications SA	-	Available-for-sale financial assets - non-current	370,554		US$	441 thousand	1	US$	441 thousand
	Asia Global Venture Co., Ltd.	-	Available-for-sale financial assets - non-current	1,000,000		US$	571 thousand	10	US$	571 thousand

(Continued)

Note: The Company’s stocks held by ASE Test, Inc., of which 9,600,219 shares are trusted without power to decide the allocation of the trust assets, remaining 1,378,557 shares are under custody by Taiwan Depository &Clearing Corporation; ASE, Inc.'s stocks held by ASE Test Limited, 88,200,472 shares, are all trusted without power to decide the allocation of the trust assets.

TABLE 4

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Nature of	Beginning Balance			Acquisition			Disposal				Ending Balance
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Relationship	Shares/Units	Amount (Note 1)		Shares/Units	Amount		Shares/Units	Amount	Carrying Value	Gain/Loss on Disposal	Shares/Units	Amount (Note 1)
The Company	Fund
	Yuanta De- Bao Money Market Fund	Available-for-sale financial assets - current	-	-	24,719,982		$290,381	25,536,262		$300,000	50,256,244	$591,347	$590,000	$1,347	-		$-
	Jih Sun Money Market	Available-for-sale financial assets - current	-	-	20,087,832		290,402	20,749,327		300,000	40,837,159	591,356	590,000	1,356	-		-
	UPAMC James Bond Money	Available-for-sale financial assets - current	-	-	17,779,195		290,384	18,365,923		300,000	36,145,118	591,318	590,000	1,318	-		-
	Market Fund
	Franklin Templeton SinoAm	Available-for-sale financial assets - current	-	-	-		-	29,759,838		300,000	29,759,838	300,818	300,000	818	-		-
	Money Market Fund
	Mega Diamond Money Market Fund	Available-for-sale financial assets - current	-	-	-		-	32,504,205		400,000	-	-	-	-	32,504,205		400,007

ASE Test, Inc.	Fund
	UPAMC James Bond Money	Available-for-sale financial assets - current	-	-	-		-	36,032,303		590,000	17,743,189	290,972	290,000	972	18,289,114		300,338
	Market Fund
	CTBC Hua-win Money Market Fund	Available-for-sale financial assets - current	-	-	-		-	29,574,164		320,000	1,856,441	20,051	20,000	51	27,717,723		300,033

J&R Industrial Inc.	Fund
	Taishin 1699 Money Market Fund	Financial assets at fair value through profit	-	-	-		-	34,302,310		454,000	-	-	-	-	34,302,310		455,720
		or loss - current

A.S.E Holding Limited	Stock
	ASE Investment (Labuan)	Investments accounted for using the equity	(Note 2)	Subsidary	147,642,842	US$	302,403 thousand	21,000,000	US$	21,000 thousand	-	-	-	-	168,642,842	US$	337,150 thousand
	Inc.	method

ASE Investment	Stock
(Labuan) Inc.	ASE (Korea) Inc.	Investments accounted for using the equity	(Note 2)	Subsidary	14,051,363	US$	431,987 thousand	6,690,000	US$	30,000 thousand	-	-	-	-	20,741,363	US$	481,629 thousand
		method

ASE (Korea) Inc.	Capital
	ASE WeiHai Inc.	Investments accounted for using the equity	(Note 2)	Subsidary	-	US$	42,902 thousand	-	US$	20,000 thousand	-	-	-	-	-	US$	63,680 thousand
		method

USISH	Capital
	UG-JQ	Investments accounted for using the equity	(Note 2)	Subsidary	-	CNY	29,581 thousand	-	CNY	500,000 thousand	-	-	-	-	-	CNY	341,706 thousand
		method

Note 1:   The ending balance of Long-Term Stock Investment-Equity Method includes share of profits/losses of investees and other related adjustment to equity. The ending balance of other financial assets includes the adjustment to fair value.

Note 2:   Capital Increase by Cash

TABLE 5

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

							Prior Transaction of Related Counter-party
			Transaction Date			Nature of						Purpose of	Other
Company Name	Types of Property	Transaction Date	(Tax excluded)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Price Reference	Acquisition	Terms
The Company	The Buildings, Located at No. 566、	July 10, 2014	$4,540,086	Paid	HC	Associate	-	-	-	$-	Based on independent	To facilitate the future	None
	568、570 B1 and 572, Sec. 1,		(Tax excluded)								professional appraisal	production expansion
	Chung-Hwa Rd., Chungli										reports	plan
	City, Taoyuan County

	Facilities and equipment of ASE's	January 03, 2014~	426,677	There is 104,995 thousand will	Aircare Engineering	None	-	-	-	-	Request for quotation,	Facilities and equipment	None
	Kaohsiung factory	December 11, 2014	(Tax excluded)	be paid after acceptance check.	Corp.						price comparison	expansion
											and price negotiation

	The plant and facility construction	January 07, 2014~	349,646	There is 4,620 thousand will	Hu Hwa Construction	Associate	-	-	-	-	Based on independent	The wastewater treatment	None
	of a new ”green building” project	November 09, 2014	(Tax excluded)	be paid after acceptance check.	Co., Ltd.						professional appraisal	for further construction
	in Nantze Export Processing Zone,										reports, request for	and plant expansion
	Kaohsiung City										quotation, price
											comparison and
											price negotiation

	Pumping and drainage works, etc.	January 09, 2014~	399,154	There is 114,189 thousand will	Kun Lin Engineering	None	-	-	-	-	Request for quotation,	Facilities and equipment	None
		December 23, 2014	(Tax excluded)	be paid after acceptance check.	Co., Ltd.						price comparison	expansion
											and price negotiation

	Facilities and equipment of ASE's	January 10, 2014~	307,025	There is 95,142 thousand will	Chia Wang Technology	None	-	-	-	-	Request for quotation,	Facilities and equipment	None
	Kaohsiung factory	December 24, 2014	(Tax excluded)	be paid after acceptance check.	Engineering Co., Ltd.						price comparison	expansion
											and price negotiation

TABLE 6

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction
Buyer	Related Party	Relationships	Purchases/						Ending Balance	% to Total	Note
			Sales	Amount	% to Total	Payment Terms	Unit Price	Payment Terms
The Company	ASE (Shanghai) Inc.	Subsidiary	Purchases	$2,033,164	8	Net 60 days from the end	$-	-	$(615,718)	(8)	Note
						of the month of when
						invoice is issued
	ASE Electronics Inc.	Subsidiary	Purchases	2,657,642	10	Net 60 days from the end	-	-	(605,628)	(7)	Note
						of the month of when

						invoice is issued
	ISE Labs, Inc.	Subsidiary	Sales	(130,681)	-	Net 45 days from	-	-	13,192	-	Note
						invoice date
	Universal Scientific	Subsidiary	Sales	(8,907,167)	(9)	Net 60 days from the end	-	-	4,994,846	23	Note
	Industrial Co., Ltd.					of the month of when
						invoice is issued
	ASE Japan Co.,Ltd	Subsidiary	Sales	(172,358)	-	Net 60 days from the end	-	-	31,286	-	Note
						of the month of when
						invoice is issued

ASE Assembly & Test	ASE (Shanghai) Inc.	Associate	Purchases	672,369	20	Net 60 days from the end	-	-	(161,823)	(22)	Note
(Shanghai) Limited						of the month of when
						invoice is issued
	ASE Electronics Inc.	Associate	Purchases	151,797	4	Net 60 days from the end	-	-	(19,562)	(3)	Note
						of the month of when
						invoice is issued

Advanced Semiconductor	ASE (Shanghai) Inc.	Parent company	Purchases	1,024,417	100	Net 90 days from the end	-	-	(330,610)	(100)	Note
Engineering (HK) Limited						of the month of when
						invoice is issued

ASE Electronics (M) Sdn. Bhd.	ASE Electronics Inc.	Associate	Purchases	327,954	21	Net 60 days from	-	-	(53,717)	(25)	Note
						invoice date	-

ISE Labs, Inc.	The Company	The Ultimate Parent of the Company	Purchases	130,681	47	Net 45 days from	-	-	(13,224)	(21)	Note
						invoice date

Universal Scientific	The Company	The Ultimate Parent of the Company	Purchases	8,907,167	31	Net 60 days from the end	-	-	(4,989,042)	(17)	Note
Industrial Co., Ltd.						of the month of when
						invoice is issued

ASE Japan Co.,Ltd	The Company	The Ultimate Parent of the Company	Purchases	172,358	31	Net 60 days from the end	-	-	(31,526)	(20)	Note
						of the month of when
						invoice is issued

ASE (Shanghai) Inc.	The Company	The Ultimate Parent of the Company	Sales	(2,033,164)	(39)	Net 60 days from the end	-	-	619,787	50	Note
						of the month of when
						invoice is issued
	ASE Assembly & Test	Associate	Sales	(672,369)	(13)	Net 60 days from	-	-	161,853	13	Note
	(Shanghai) Limited					invoice date
	Advanced Semiconductor	Subsidiary	Sales	(1,024,417)	(20)	Net 90 days from the end	-	-	330,610	27	Note
	Engineering (HK) Limited					of the month of when
						invoice is issued
ASE Electronics Inc.	The Company	The Ultimate Parent of the Company	Sales	(2,657,642)	(63)	Net 60 days from the end	-	-	623,445	64	Note
						of the month of when
						invoice is issued
	ASE Electronics (M) Sdn. Bhd.	Associate	Sales	(327,954)	(8)	Net 60 days from	-	-	53,922	6	Note
						invoice date
	ASE Assembly & Test	Associate	Sales	(151,797)	(4)	Net 60 days from the end	-	-	19,562	2	Note
	(Shanghai) Limited					of the month of when
						invoice is issued

(Continued)

TABLE 6

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

			Transaction Details							Abnormal Transaction
Buyer	Related Party	Relationships	Purchases/									Ending Balance				% to Total	Note
			Sales	Amount				% to Total	Payment Terms	Unit Price	Payment Terms
Suzhou ASEN Semiconductors	NXP Semiconductors	Subsidiary of the company has	Sales			$(2,360,029)		(50)	Net 90 days from the end	$-	-			$808,316		63	Note
Co., Ltd.	Taiwan Ltd.	significant influence over							of the month of when
		Suzhou ASEN Semiconductors							invoice is issued
		Co., Ltd.－Subsidiary of
		NXP B.V

USI Electronics	Universal Global Industrial	Associate	Purchases		CNY	752,761 thousand		18	T/T 75 days	-	-	(	CNY	176,197 thousand	)	(15)	Note
(Shenzhen) Co., Ltd.	Co., Limited		Sales	(	CNY	2,383,898 thousand	)	(47)	T/T 75 days	-	-		CNY	543,737 thousand		50	Note

Universal Scientific Industrial	Universal Global Technology	Subsidiary	Purchases		CNY	919,092 thousand		16	T/T 75 days	-	-	(	CNY	142,047 thousand	)	(16)	Note
(Shanghai) Co., Ltd.	Co., Limited
	Universal Global Industrial	Subsidiary	Sales	(	CNY	29,026 thousand	)	-	T/T 75 days	-	-		CNY	5,555thousand		-	Note
	Co., Limited
	USI Electronics	Subsidiary	Sales	(	CNY	43,312 thousand	)	((1	T/T 75 days	-	-		CNY	238 thousand		-	Note
	(Shenzhen) Co., Ltd.

Universal Global Technology	Universal Scientific Industrial	Parent company	Sales	(	US$	147,603 thousand	)	(50)	T/T 75 days	-	-		US$	23,239 thousand		33	Note
Co., Limited	(Shanghai) Co., Ltd.
	Universal Global Technology	Associate	Sales	(	US$	144,110 thousand	)	(49)	T/T 75 days	-	-		US$	47,639 thousand		67	Note
	(Kunshan) Co., Ltd.

Universal Global Industrial	USI Electronics	Associate	Purchases		US$	387,747 thousand		52	T/T 75 days	-	-	(	US$	88,860 thousand	)	(49)	Note
Co., Limited	(Shenzhen) Co., Ltd.		Sales	(	US$	108,669 thousand	)	(15)	T/T 75 days	-	-		US$	24,152 thousand		13	Note
	Universal Scientific Industrial	Parent company	Purchases		US$	4,728 thousand		1	T/T 75 days	-	-	(	US$	908 thousand	)	-	Note
	(Shanghai) Co., Ltd.
	Universal Global Scientific	Associate	Purchases		US$	20,212 thousand		3	T/T 75 days	-	-	(	US$	2,747 thousand	)	(2)	Note
	Industrial Co., Ltd.		Sales	(	US$	499,126 thousand	)	(67)	T/T 75 days	-	-		US$	118,943 thousand		66	Note

	Universal Global Technology	Associate	Purchases		US$	227,435 thousand		31	T/T 75 days	-	-	(	US$	48,620 thousand	)	(27)	Note
	(Kunshan) Co., Ltd.		Sales	(	US$	15,855 thousand	)	(2)	T/T 75 days	-	-		US$	3,090 thousand		2	Note

Universal Global Scientific	Universal Global Industrial	Associate	Purchases			15,070,938		84	T/T 75 days	-	-			(3,763,342)		(78)	Note
Industrial Co., Ltd.	Co., Limited		Sales			(543,727)		(3)	T/T 75 days	-	-			225,875		4	Note
	Universal Scientific Industrial	Parent company	Sales			(210,566)		(1)	T/T 75 days	-	-			-		-	Note
	(Shanghai) Co., Ltd.
	USI Electronics	Associate	Sales			(149,256)		(1)	T/T 75 days	-	-			-		-	Note
	(Shenzhen) Co., Ltd.
	Universal Scientific	Parent company	Sales			(679,727)		(3)	T/T 75 days	-	-			501,212		8	Note
	Industrial Co., Ltd.

Universal Global Technology	Universal Global Technology	Associate	Purchases		CNY	888,380 thousand		49	T/T 75 days	-	-	(	CNY	291,498 thousand	)	(51)	Note
(Kunshan) Co., Ltd.	Co., Limited
	Universal Global Industrial	Associate	Purchases		CNY	97,851 thousand		5	T/T 75 days	-	-	(	CNY	18,906 thousand	)	(3)	Note
	Co., Limited		Sales	(	CNY	1,398,544 thousand	)	(66)	T/T 75 days	-	-		CNY	298,645 thousand		53	Note

Note: Amount was included principal and interest.	(Concluded)

TABLE 7

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Turnover Rate	Overdue (Note 1)		Amounts Received	Allowance for
Company Name	Related Party	Relationships	Ending Balance (Note 1)		(Note 2)	Amount	Actions Taken	in Subsequent Period	Bad Debts
The Company	Universal Scientific Industrial Co., Ltd.	Subsidiary	$4,994,846	(Note5)	2	$203,068	Continued collection	$3,485,786	$-

ASE Electronics Inc.	The Company	The Ultimate Parent of	625,509	(Note5)	4	-	-	418,183	-
		the Company

Omniquest Industrial Limited	The Company	The Ultimate Parent of	1,424,250	(Notes 3,5)	-	-	-	-	-
		the Company

ISE Labs, Inc.	J & R Holding Limited	Parent company	1,202,862	(Notes 3,5)	-	-	-	-	-

Anstock Limited	ASE Assembly & Test (Shanghai) Limited	Associate	3,370,262	(Notes 3,5)	-	-	-	-	-

A.S.E. Holding Limited	J & R Holding Limited	Associate	194,320	(Notes 3,5)	-	-	-	-	-
	The Company	Parent company	2,088,900	(Notes 3,5)	-	-	-	-	-

ASE Test, Inc.	The Company	Parent company	6,211,977	(Notes 3,4,5)	-	-	-	2,130,251	-

ASE Test Limited	The Company	The Ultimate Parent of	4,525,950	(Notes 3,5)	-	-	-	56	-
		the Company
	J & R Holding Limited	Parent company	1,404,553	(Notes 3,5)				-	-
	ASE Singapore Pte. Ltd.	Subsidiary	443,305	(Notes 3,5)				3,006
	A.S.E. Holding Limited	Parent company	1,594,551	(Notes 3,5)	-	-	-	-	-

ASE (Korea) Inc.	The Company	The Ultimate Parent of	1,582,734	(Notes 3,5)	-	-	-	1,582,734	-
		the Company

J & R Holding Limited	ASE WeiHai Inc.	Associate	3,791,196	(Notes 3,5)	-	-	-	318,494	-
	Global Advanced Packaging Technology	Subsidiary	509,811	(Notes 3,5)	-	-	-	-	-
	Limited, Cayman Islands.
	The Company	Parent company	7,849,200	(Notes 3,5)	-	-	-	-	-
	ASE (Kun Shan) Inc.	Associate	1,361,858	(Notes 3,5)				-	-
	ASE Assembly & Test (Shanghai) Limited	Associate	1,611,205	(Notes 3,5)	-	-	-	-	-
	Omniquest Industrial Limited	Associate	1,433,053	(Notes 3,5)	-	-	-	-	-
	Anstock Limited	Subsidiary	784,955	(Notes 3,5)	-	-	-	-	-

J&R Industrial Inc.	The Company	The Ultimate Parent of	190,000	(Notes 3,5)	-	-	-	-	-
		the Company
	ASE Electronics Inc.	Associate	190,000	(Notes 3,5)	-	-	-	-	-
ASE Japan Co., Ltd.	J & R Holding Limited	Parent company	2,250,132	(Notes 3,5)	-	-	-	-	-

ASE (Shanghai) Inc.	The Company	The Ultimate Parent of	619,787	(Note 5)	4	-	-	67,130	-
		the Company
	ASE Assembly & Test (Shanghai) Limited	Associate	168,555	(Note 5)	5	451	Continued collection	19119	-
	Advanced Semiconductor	Subsidiary	330,610	(Note 5)	3	-	-	-	-
	Engineering (HK) Limited

(Continued)

TABLE 7

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Relationships	Ending Balance（Note 1）			（Note 2）	Amount	Actions Taken	in Subsequent Period		Bad Debts
ASE Module (Shanghai) Inc.	ASE (Shanghai) Inc.	Associate		$535,275	(Notes 3,5)	-	$-	-		$-	-

Shanghai Ding Hui Real	Shanghai Ding Wei Real Estate	Subsidiary		216,660	(Notes 3,5)	-	-	-		-	-
Estate Development Co., Ltd.	Development Co., Ltd.
	Kun Shan Ding Hong Real	Subsidiary		184,037	(Notes 3,5)	-	-	-		266	-
	Estate Development Co., Ltd.

Anstock II Limited	J & R Holding Limited	Parent company		9,458,905	(Notes 3,5)	-	-	-		58,855	-

USI Enterprise Limited	The Company	The Ultimate Parent of		4,431,000	(Notes 3,5)	-	-	-		-	-
		the Company
	Universal Scientific	Parent company	US$	9,000 thousand	(Note 5)	-	-	-		-	-
	Industrial Co., Ltd.

Huntington Holdings International Co. Ltd.	The Company	The Ultimate Parent of		1,740,750	(Notes 3,5)	-	-	-		-	-
		the Company

Real Tech Holdings Limited	The Company	The Ultimate Parent of		474,750	(Notes 3,5)	-	-	-		-	-
		the Company
	J & R Holding Limited	Associate		1,267,192	(Notes 3,5)	-	-	-		1,813	-

Suzhou ASEN Semiconductors Co., Ltd.	NXP Semiconductors Taiwan Ltd.	Subsidiary of the company has		808,316		3	-	-		6,472	-
		significant influence over
		Suzhou ASEN Semiconductors
		Co., Ltd.

USI Electronics (Shenzhen) Co., Ltd.	Universal Global Industrial	Associate	CNY	543,737 thousand	(Note 5)	5	-	-	CNY	183,714 thousand	-
	Co., Limited
	Universal Global Technology	Associate	CNY	190,000 thousand	(Note 5)	-	-	-	CNY	130,000 thousand	-
	(Shanghai) Co., Ltd.

Universal Global Technology Co., Limited	Universal Scientific Industrial	Parent company	US$	23,262 thousand	(Note 5)	8	-	-	US$	7,853 thousand	-
	(Shanghai) Co., Ltd.
	Universal Global Technology	Associate	US$	47,639 thousand	(Note 5)	3	-	-	US$	13,758 thousand	-
	(Kunshan) Co., Ltd.

Universal Global Industrial Co., Limited	USI Electronics (Shenzhen) Co., Ltd.	Associate	US$	28,823 thousand	(Note 5)	6	-	-	US$	11,726 thousand	-
	Universal Global Scientific	Associate	US$	119,066 thousand	(Note 5)	5	-	-	US$	45,543 thousand	-
	Industrial Co., Ltd.

Universal Global Scientific Industrial Co., Ltd.	Universal Global Industrial	Associate		236,300	(Note 5)	2	-	-		71,068	-
	Co., Limited
	Universal Scientific Industrial Co., Ltd.	Parent company		501,220	(Note 5)	2	135	Continued collection		8,630	-

Universal Global Technology	Universal Global Industrial Co., Limited	Associate	CNY	298,645 thousand	(Note 5)	5	-	-	CNY	153,171 thousand	-
(Kunshan) Co., Ltd.

(Continued)

Note 1:   Include accounts receivables and other receivables

Note 2:   Exclude other receivables

Note 3:   Intercompany Loan, please refer to Table 1.

Note 4:   Receivable of selling PPE.

Note 5:   All the transactions had been eliminated when preparing consolidated financial statements.

TABLE 8

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount				Balance as of December 31, 2014						Net Income			Share of Profits/Losses
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2014		December 31, 2013		Shares	Percentage of Ownership	Carrying Value				(Losses) of the Investee			of Investee	Note
The Company	A.S.E. Holding Limited	Bermuda	Investment activities	US$	283,966 thousand	US$	283,966 thousand	243,966	100			$14,367,500				$633,375	$621,744	Subsidiary
	J & R Holding Limited	Bermuda	Investment activities	US$	479,693 thousand	US$	479,693 thousand	435,128	100			45,150,552				2,304,535	2,129,949	Subsidiary
	ASE Marketing & Service Japan Co., Ltd.	Japan	Engaged in marketing and sales services	JPY	60,000 thousand	JPY	60,000 thousand	1,200	100			24,972				1,316	1,316	Subsidiary
	Omniquest Industrial Limited	British Virgin Islands	Investment activities	US$	250,504 thousand	US$	250,504 thousand	250,504,067	71			11,044,272				736,363	509,186	Subsidiary
	Innosource Limited	British Virgin Islands	Investment activities	US$	86,000 thousand	US$	86,000 thousand	86,000,000	100			3,965,686				163,878	160,657	Subsidiary
	HCK	Taiwan	Engaged in the leasing of real estate properties		$390,470		$390,470	35,497,273	27			342,138				(40,338)	(11,016)	Associate
	HC	Taiwan	Engaged in the development, construction and		2,845,913		2,845,913	68,629,782	26			1,351,400				884,976	6,159	Associate
			leasing of real estate properties

	USI	Taiwan	Engaged in the manufacturing, processing and		21,356,967		21,356,967	1,625,015,916	99			36,711,064				3,005,865	2,363,353	Subsidiary
			sale of computers, computer peripherals
			and related accessories

	ASE Test, Inc.	Taiwan	Engaged in the testing of semiconductors		20,698,867		20,698,867	851,997,366	100			26,941,503				3,074,899	3,060,691	Subsidiary
	Luchu Development Corporation	Taiwan	Engaged in the development of real estate properties		1,366,238		1,366,238	131,961,457	67			1,315,326				(1,929)	(1,294)	Subsidiary
	AMPI	Taiwan	Engaged in integrated circuit		178,861		-	33,308,452	18			99,052				(361,860)	(103,869)	Associate
	StarChips Technology Inc.	Taiwan	Engaged in manufacturing, product desing, intellectual property		-		84,000	-	-			-				-	-	Transfer to
			and global transaction															Available-for
																		-Sale
ASE Test, Inc.	Alto Enterprises Limited	British Virgin Islands	Investment activities	US$	140,000 thousand	US$	140,000 thousand	140,000,000	100			3,351,112				44,145		Subsidiary
	Super Zone Holdings Limited	Hong Kong	Investment activities	US$	100,000 thousand	US$	100,000 thousand	100,000,000	100			3,323,497				5,700		Subsidiary
	Luchu Development Corporation	Taiwan	Engaged in the development of real estate properties		372,504		372,504	37,250,448	19			371,299				(1,929)		Subsidiary

A.S.E. Holding Limited	ASE Test Limited	Singapore	Investment activities	US$	84,889 thousand	US$	84,889 thousand	11,148,000	10		US$	100,035 thousand			US$	56,602 thousand		Subsidiary
	ASE Investment (Labuan) Inc.	Malaysia	Investment activities	US$	168,643 thousand	US$	168,643 thousand	168,642,842	70		US$	337,150 thousand			US$	23,306 thousand		Subsidiary

J & R Holding Limited	ASE Test Limited	Singapore	Investment activities	US$	964,524 thousand	US$	964,524 thousand	98,276,087	90		US$	1,008,799 thousand			US$	56,602 thousand		Subsidiary
	Omniquest Industrial Limited	British Virgin Islands	Investment activities	US$	30,200 thousand	US$	30,200 thousand	30,200,000	8		US$	43,275 thousand			US$	24,394 thousand		Subsidiary
	J&R Industrial Inc.	Taiwan	Engaged in leasing equipment and investing activity	US$	51,344 thousand	US$	51,344 thousand	170,000,006	100		US$	31,377 thousand			US$	576 thousand		Subsidiary

	ASE Japan Co., Ltd.	Japan	Engaged in the packaging and testing of semiconductors	US$	25,606 thousand	US$	25,606 thousand	7,200	100		US$	69,858 thousand			US$	5,691 thousand		Subsidiary
	ASE (U.S.) Inc.	U.S.A	After-sales service and sales support	US$	4,600 thousand	US$	4,600 thousand	1,000	100		US$	10,875 thousand			US$	1,901 thousand		Subsidiary
	Global Advanced Packaging Technology	British Cayman Islands	Investment activities	US$	190,000 thousand	US$	190,000 thousand	190,000,000	100		US$	335,602 thousand			US$	13,784 thousand		Subsidiary
	Limited, Cayman Islands
	Anstock Limited	British Cayman Islands	Investment activities	US$	10 thousand	US$	10 thousand	10,000	100		US$	658 thousand			US$	730 thousand		Subsidiary
	Anstock II Limited	British Cayman Islands	Investment activities	US$	10 thousand		-	10,000	100	(	US$	56 thousand	)	(	US$	66 thousand )		Subsidiary

ASE Investment (Labuan) Inc.	ASE (Korea) Inc.	Korea	Engaged in the packaging and testing of semiconductors	US$	160,000 thousand	US$	160,000 thousand	20,741,363	100		US$	481,629 thousand			US$	20,059 thousand		Subsidiary

ASE Test Limited	ASE Holdings (Singapore) Pte Ltd	Singapore	Investment activities	US$	65,520 thousand	US$	65,520 thousand	71,428,902	100		US$	134,133 thousand			US$	13,176 thousand		Subsidiary
	ASE Test Holdings, Ltd.	British Cayman Islands	Investment activities	US$	222,399 thousand	US$	222,399 thousand	5	100		US$	98,926 thousand			US$	2,683 thousand		Subsidiary
	ASE Test Finance Limited	Mauritius	Investment activities	US$	0.002 thousand	US$	0.002 thousand	2	100		US$	53 thousand		(	US$	4 thousand )		Subsidiary
	ASE Investment (Labuan) Inc.	Malaysia	Investment activities	US$	72,304 thousand	US$	63,304 thousand	72,304,040	30		US$	144,493 thousand			US$	20,306 thousand		Subsidiary
	ASE Singapore Pte. Ltd.	Singapore	Engaged in the packaging and testing of semiconductors	US$	55,815 thousand	US$	55,815 thousand	30,100,000	100		US$	146,252 thousand			US$	30,616 thousand		Subsidiary

ASE Test Holdings, Ltd.	ISE Labs, Inc.	U.S.A	Engaged in the testing of semiconductors	US$	221,145 thousand	US$	221,145 thousand	26,250,000	100		US$	98,925 thousand			US$	2,638 thousand		Subsidiary

ASE Holdings (Singapore) Pte Ltd	ASE Electronics (M) Sdn. Bhd.	Malaysia	Engaged in the packaging and testing of semiconductors	US$	60,000 thousand	US$	60,000 thousand	159,715,000	100		US$	134,133 thousand			US$	13,176 thousand		Subsidiary

Omniquest Industrial Limited	ASE Corporation	British Cayman Islands	Investment activities	US$	352,784 thousand	US$	352,784 thousand	352,784,067	100		US$	508,568 thousand			US$	24,430 thousand		Subsidiary

 (Continued)

TABLE 8

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2014		December 31, 2013		Shares	Percentage of Ownership	Carrying Value		(Losses) of the Investee				of Investee	Note
ASE Corporation	ASE Mauritius Inc.	Mauritius	Investment activities	US$	217,800 thousand	US$	217,800 thousand	217,800,000	100	US$	390,199 thousand		US$	16,116 thousand			Subsidiary
	ASE Labuan Inc.	Malaysia	Investment activities	US$	126,184 thousand	US$	126,184 thousand	126,184,067	100	US$	118,231 thousand		US$	8,323 thousand			Subsidiary

ASE Labuan Inc.	ASE Electronics Inc.	Taiwan	Engaged in the production of substrates	US$	125,813 thousand	US$	125,813 thousand	398,981,900	100	US$	117,650 thousand		US$	8,326 thousand			Subsidiary

Innosource Limited	Omniquest Industrial Limited	British Virgin Islands	Investment activities	US$	74,000 thousand	US$	74,000 thousand	74,000,000	21	US$	106,077 thousand		US$	24,394 thousand			Subsidiary
ASE (Shanghai) Inc.	Advanced Semiconductor Engineering	Hong Kong	Engaged in the trading of substrates	US$	1,000 thousand	US$	1,000 thousand	-	100	US$	8,808 thousand		US$	1,087 thousand			Subsidiary
	(HK) Limited

Universal Scientific	Huntington Holdings International Co. Ltd.	British Virgin Islands	Holding company		$8,370,606		$8,370,606	255,856,840	100		$36,715,105			$3,030,791			Subsidiary
Industrial Co,Ltd	Senetex Investment Co., Ltd.	Taiwan	Engaged in investment activities		298		298	29,700	100		(3,516)			15			Subsidiary

Huntington Holdings International	Unitech Holdings International Co. Ltd.	British Virgin Islands	Holding company	US$	3,000 thousand	US$	3,000 thousand	3,000,000	100	US$	8,839 thousand		US$	124 thousand			Subsidiary
Co. Ltd.	Real Tech Holdings Limited	British Virgin Islands	Holding company	US$	149,151 thousand	US$	149,151 thousand	149,151,000	100	US$	1,087,230 thousand		US$	10,113 thousand			Subsidiary
	Universal ABIT Holding Co., Ltd.	British Cayman Islands	Holding company	US$	28,125 thousand	US$	28,125 thousand	90,000,000	100	US$	14 thousand	(	US$	7 thousand	)		Subsidiary
	Rising Capital Investment Limited	British Virgin Islands	Holding company	US$	6,000 thousand	US$	6,000 thousand	6,000,000	100	US$	1,132 thousand		US$	2 thousand			Subsidiary
	Rise Accord Limited	British Virgin Islands	Holding company	US$	2,000 thousand	US$	2,000 thousand	20,000	100	US$	153 thousand	(	US$	119 thousand	)		Subsidiary

Real Tech Holdings Limited	USI Enterprise Limited	Hong Kong	Engaged in the services of investment advisory and	US$	210,900 thousand	US$	210,900 thousand	210,900,000	99.53	US$	1,010,204 thousand		US$	100,035 thousand			Subsidiary
			warehousing management

USISH	Universal Global Technology Co., Limited	Hong Kong	Holding company	CNY	324,185 thousand	CNY	324,185 thousand	390,000,000	100	CNY	1,042,586 thousand		CNY	307,786 thousand			Subsidiary

Universal Global Technology Co.,	Universal Global Industrial Co., Limited	Hong Kong	Engaged in manufacturing, trading and investing activity	US$	11,000 thousand	US$	11,000 thousand	85,800,000	100	US$	17,597 thousand		US$	271 thousand			Subsidiary
Limited	Universal Global Scientific Industrial	Taiwan	Engaged in the manufacturing of components of	US$	30,400 thousand	US$	30,400 thousand	98,000,000	100	US$	64,353 thousand		US$	18,028 thousand			Subsidiary
	Co., Ltd.		telecomm and cars and provision of related
			R&D services

	USI Japan Co., Ltd	Japan	Engaged in the manufacturing and sale of computer	US$	885 thousand	US$	885 thousand	6,400	100	US$	734 thousand		US$	59 thousand			Subsidiary
			peripherals, integrated chip and other
			related accessories
	USI @ Work, Inc.	U.S.A	Merged into USI America Inc. in August 2015	US$	250 thousand	US$	250 thousand	250,000	100	US$	737 thousand	(	US$	11 thousand	)		Subsidiary
	Universal Scientific Industrial De Mexico	Mexico	Engaged in the assembling of motherboards and	US$	23,963 thousand	US$	23,963 thousand	281,085,325	100	US$	37,317 thousand		US$	3,984 thousand			Subsidiary
	S.A. De C.V.		computer components
	USI America Inc.	U.S.A	Engaged in the manufacturing and processing of	US$	9,500 thousand	US$	9,500 thousand	250,000	100	US$	4,443 thousand		US$	82 thousand			Subsidiary
			motherboards and wireless network communication
			and provision of related technical service

Universal Global Industrial	Universal Scientific Industrial De Mexico	Mexico	Engaged in the assembling of motherboards and		-		-	1	-		-		US$	3,984 thousand			Subsidiary
Co., Limited	S.A. De C.V.		computer components

 (Continued)

TABLE 9

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

							Accumulated amount of				Amount remitted from Taiwan to		Accumulated amount of								Investment income (loss)							Accumulated amount of
							remittance from Taiwan				Mainland China/Amount remitted back to		remittance from Taiwan							Ownership held	recognised by the Company			Book value of investments in				investment income
						Investment	to Mainland China				Taiwan for the year ended December 31,2014		to Mainland China				Net income of investee			by the Company	for the yaer ended			Mainland China as of				remitted back to Taiwan
Investee Company	Main Business Activities	Paid-in Capital				Method	as of January 1, 2014				Remitted to Mainland China	Remitted back to Taiwan	as of December 31, 2014				as of December 31, 2014			(direct or indirect)	December 31, 2014			December 31, 2014				as of December 31, 2014
ASE (Shanghai) Inc.	Engaged in the production of			$4,236,563		Note 1 (1)			$4,398,576		$-	$-			$4,398,576				$455,058	100			$455,058			$10,391,730		None
	substrates	(	US$	133,812 thousand	)		(	US$	137,800 thousand	)			(	US$	137,800 thousand	)	(	US$	15,083 thousand )		(	US$	15,083 thousand )	(	US$	328,333 thousand	)
																			(Note 5)				(Note 5)

ASE (Kun Shan) Inc.	Engaged in the packaging and			(6,843,004		Note 1 (2)			6,641,405		-	-			6,641,405				69,670	100			69,670			5,266,958		None
	testing of semiconductors	(	US$	220,000 thousand	)		(	US$	214,000 thousand	)			(	US$	214,000 thousand	)	(	US$	2,272 thousand )		(	US$	2,272 thousand )	(	US$	166,413 thousand	)
				(Note 10)															(Note 4)				(Note 4)

ASE Module (Shanghai) Inc.	Engage in the production and			383,640		Note 1 (3)			383,640		-	-			383,640				10,272	100			10,272			611,197		None
	sale of electronic components	(	US$	12,000 thousand	)		(	US$	12,000 thousand	)			(	US$	12,000 thousand	)	(	US$	341 thousand )		(	US$	341 thousand )	(	US$	19,311 thousand	)
	and printed circuit boards																		(Note 5)				(Note 5)

ASE Module (Kunshan) Inc.	Engage in the production and			-		-			201,599		-	-			201,599				34,472	100			34,472			-
	sale of electronic components			(Note 10)			(	US$	6,000 thousand	)			(	US$	6,000 thousand	)	(	US$	1,143 thousand )		(	US$	1,143 thousand )			(Note 10)
	and printed circuit boards																		(Note 4)				(Note 4)

ASE Assembly & Test (Shanghai)	Engaged in the packaging and			6,501,336		Note 1 (4)			5,792,530		-	-			5,792,530				418,932	100			418,932			10,721,752		None
Limited	testing of semiconductors	(	US$	203,580 thousand	)		(	US$	180,000 thousand	)			(	US$	180,000 thousand	)	(	US$	13,879 thousand )		(	US$	13,879 thousand )	(	US$	338,760 thousand	)
																			(Note 4)				(Note 4)

Suzhou ASEN Semiconductors	Engaged in the packaging and			1,568,467		Note 1 (5)			711,180		-	-			711,180				473,080	60			283,848			1,889,451		None
Co., Ltd.	testing of semiconductors	(	US$	48,672 thousand	)		(	US$	21,600 thousand	)			(	US$	21,600 thousand	)	(	US$	15,648 thousand )		(	US$	9,389 thousand )	(	US$	59,698 thousand	)
																			(Note 5)				(Note 5)

ASE WeiHai Inc.	Engaged in the packaging and			4,507,081		Note 1 (6)			1,295,307		-	-			1,295,307				25,602	100			25,602			2,015,472		None
	testing of semiconductors	(	US$	152,200 thousand	)		(	US$	40,000 thousand	)			(	US$	40,000 thousand	)	(	US$	800 thousand )		(	US$	800 thousand )	(	US$	63,680 thousand	)
																			(Note 5)				(Note 5)

Shanghai Ding Hui Real Estate	Engaged in the development,			16,345,070		Note 2			-		-	-			-				(101,922)	100			(102,212)			20,478,531		None
Development Co., Ltd.	construction and sale of real	(	CNY	3,600,000 thousand	)				(Note 2)						(註2)		(	CNY	-20,670 thousand )		(	CNY	-20,729 thousand )	(	CNY	3,959,183 thousand	)
	estate properties																		(Note 5)				(Note 5)

Shanghai Ding Wei Real Estate	Engaged in the development,			6,908,089		Note 2			-		-	-			-				(18,522)	100			(18,522)			7,958,791		None
Development Co., Ltd.	construction and sale of real	(	CNY	1,548,000 thousand	)				(Note 2)						(註2)		(	CNY	-3,757 thousand )		(	CNY	-3,757 thousand )	(	CNY	1538,700 thousand	)
	estate properties																		(Note 5)				(Note 5)

Shanghai Ding Yu Real Estate	Engaged in the development,			4,936,538		Note 2			-		-	-			-				10,866	100			10,866			5,703,680		None
Development Co., Ltd.	construction and sale of real	(	CNY	1,100,000 thousand	)				(Note 2)						(註2)		(	CNY	2,235 thousand )		(	CNY	2,235 thousand )	(	CNY	1,102,711 thousand	)
	estate properties																		(Note 5)				(Note 5)

Kun Shan Ding Hong Real Estate	Engaged in the development,			3,139,662		Note 2			-		-	-			-				(1,149)	100			(1,149)			3,460,885		None
Development Co., Ltd.	construction and sale of real	(	CNY	670,000 thousand	)				(Note 2)						(註2)		(	CNY	-233 thousand )		(	CNY	-233 thousand )	(	CNY	669,105 thousand	)
	estate properties																		(Note 5)				(Note 5)

Kun Shan Ding Yue Real Estate	Engaged in the development,			1,546,415		Note 2			-		-	-			-				(79)	100			(79)			1,705,018		None
Development Co., Ltd.	construction and sale of real	(	CNY	330,000 thousand	)				(Note 2)						(註2)		(	CNY	-15 thousand )		(	CNY	-15 thousand )	(	CNY	329,637 thousand	)
	estate properties																		(Note 5)				(Note 5)

Advanced Semiconductor	Engage in the packaging and			3,149,000		Note 1 (7)			3,149,000		-	-			3,149,000				5,700	100			5,700			3,323,377		None
Engineering (China) Ltd.	testing of semiconductors	(	US$	100,000 thousand	)		(	US$	100,000 thousand	)			(	US$	100,000 thousand	)	(	US$	196 thousand )		(	US$	196 thousand )	(	US$	105,004 thousand	)
																			(Note 4)				(Note 4)

 (Continued)

TABLE 9

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

							Accumulated amount of			Amount remitted from Taiwan to		Accumulated amount of							Investment income (loss)							Accumulated amount of
							remittance from Taiwan			Mainland China/Amount remitted back to		remittance from Taiwan						Ownership held	recognised by the Company			Book value of investments in				investment income
						Investment	to Mainland China			Taiwan for the year ended December 31,2014		to Mainland China			Net income of investee			by the Company	for the yaer ended			Mainland China as of				remitted back to Taiwan
Investee Company	Main Business Activities	Paid-in Capital				Method	as of January 1, 2014			Remitted to Mainland China	Remitted back to Taiwan	as of December 31, 2014			as of December 31, 2014			(direct or indirect)	December 31, 2014			December 31, 2014				as of December 31, 2014
ASE Investment (Kun Shan)	Holding company			2,210,118		Note 1 (8)			$2,210,118	$-	$-			$2,210,118			$23,191	100			$23,191			$1,771,025				None
Limited		(	US$	74,000 thousand	)		(	US$	74,000 thousand )			(	US$	74,000 thousand )	(	US$	756 thousand )		(	US$	756 thousand )	(	US$	55,957 thousand	)
																	(Note 4)				(Note 4)
.
Wuxi Tongzhi Microelectronics	Engage in the packaging and			$356,682		(Note 2)			-	-	-			-			24,391	100			24,391			439,093				None
Co., Ltd.	testing of semiconductors	(	CNY	73,461 thousand	)				(Note 2)					(Note 2)	(	CNY	4,938 thousand )		(	CNY	4,938 thousand )	(	CNY	84,891 thousand	)
																	(Note 4)				(Note 4)

USI Electronics (Shenzhen)	Engaged in the processing			2,270,625		Note 1 (9)			1,180,746	-	-			1,180,746			1,946,187	82			1,738,082			7,259,533				$1,196,256
Co., Ltd	and sales of computer and	(	US$	75,000 thousand	)										(	CNY	395,800 thousand )		(	US$	57,549 thousand )	(	US$	229,369 thousand	)	(	US$	41,243 thousand	)
	communication peripherals as																(Note 6)				(Note 6)
well as business in import and
export of goods and technology

Universal Scientific Industrial	Engaged in the designing,			5,228,884		Note 1 (9)			1,668,233	-	-			1,668,233			3,434,878	82			2,994,518			26,968,081				None
(Shanghai) Co., Ltd.	manufacturing and sale of	(	CNY	1,087,962 thousand	)										(	US$	113,730 thousand )		(	US$	99,150 thousand )	(	US$	852,072 thousand	)
	electronic components																(Note 6)				(Note 6)

Universal Scientific Industrial	Engaged in the manufacturing			383,201		Note 1 (9)			383,201	-	-			383,201			4,748	99			4,709			444,586				None
(Kunshan) Co., Ltd.	and sale of computer assistance	(	US$	12,000 thousand	)										(	US$	157 thousand )		(	US$	156 thousand )	(	US$	14,047 thousand	)
	system and related peripherals																(Note 6)				(Note 6)

e-Cloud Corporation	Engaged in the sale of electronic			147,450		Note 1 (11)			147,450	-	-			147,450			-	-			-			-				None
	components and	(	US$	5,000 thousand	)																			(Note 12)
telecommunications equipment

Siargo(SH), Ltd.	Engaged in manufacturing and sale			227,063		(Note 3)			3,035	-	-			3,035			-	-			-			-				None
	of MEMS mass flow sensors	(	US$	7,500 thousand	)

Universal Global Technology	Engaged in the designing and			1,202,223		(Note 2)			-	-	-			-			500,431	82			432,190			1,398,231				None
(Kunshan) Co., Ltd.	manufacturing of electronic	(	CNY	250,000 thousand	)				(Note 2)					(Note 2)	(	CNY	101,774 thousand )		(	CNY	87,897 thousand )	(	CNY	270,325 thousand	)
	components																(Note 6)				(Note 6)

Universal Global Technology	Engaged in the processing and sales			2,603,640		(Note 2)			-	-	-			-			(923,798)	82			(807,732)			1,451,263				None
(Shanghai) Co., Ltd.	of computer and communication	(	CNY	530,000 thousand	)				(Note 2)					(Note 2)	(	CNY	-187,874 thousand )		(	CNY	-164,274 thousand )	(	CNY	280,578 thousand	)
	peripherals as well as business in																(Note 6)				(Note 6)
import and export of goods and
technology

Universal Global Electronics	Engaged in the sale of electronic			240,850		(Note 2)			-	-	-			-			4,840	82			4,232			216,536				None
(Shanghai) Co., Ltd.	components and	(	CNY	50,000 thousand	)				(Note 2)					(Note 2)	(	CNY	984 thousand )		(	CNY	861 thousand )	(	CNY	41,864 thousand	)
	telecommunications equipment																(Note 6)				(Note 6)

Cubuy Corporation	Engaged in the sale of electronic			60,868		Note 1 (10)			-	-	-			-			(3,589)	99			(3,560)			4,796				None
	components and			-											(	US$	-119 thousand )		(	US$	-118 thousand )	(	US$	152 thousand	)
	telecommunications equipment	(	US$	2,000 thousand	)												(Note 6)				(Note 6)

 (Continued)

Investee Company	Accumulated Investment in Mainland China as of December 31, 2014	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment
The company	$ 15,203,097 (US$ 471,400 thousand)	$ 16,790,306 (US$ 576,400 thousand ) (Note 9)	$ - (Note 7)
ASE Test, Inc.	7,371,638 (US$ 240,000 thousand)	7,371,638 (US$ 240,000 thousand)	16,358,397 (Note 8)
USI Inc.	3,382,665	5,017,806 (US$ 167,932 thousand)	24,906,385 (Note 11)

Note 1:       Investments through a holding company registered in a third region. The holding companies are as follow:

(1)	ASE Mauritius Inc., ASE Corporation, Omniquest Industrial Limited, Innosource Limited and J&R Holding Limited.

(2)	ASE Mauritius Inc., Alto Enterprises Limited, Innosource Limited, ASE Corporation, Omniquest Industrial Limited and J&R Holding Limited.

(3)	Innosource Limited.

(4)	Global Advanced Packaging Technology Ltd. and J&R Holding Limited.

(5)	J&R Holding Limited.

(6)	ASE (Korea) Inc., ASE Test Limited, ASE Investment (Labuan) Inc., ASE Holding Ltd. and J&R Holding Limited.

(7)	Super Zone Holdings Limited.

(8)	Alto Enterprises Limited.

(9)	Real Tech Holdings Limited and Huntington Holdings International Co. Ltd.

(10)	Rise Accord Limited and Huntington Holdings International Co. Ltd.

(11)	Rise Capital Investment Limited and Huntington Holdings International Co. Ltd.

Note 2:      Invested by companies in Mainland China.

Note 3:      The company was invested by Asia Global Venture Co. Ltd which is invested by UHI as available-for-sale. Asia Global Venture Co. Ltd disposed all of the company's shares in October, 2013, therefore as of December 31, 2014 UHI does not invest to any company in Mainland China.

Note 4:      The basis for investment income (loss) recognition is from the financial statements audited and attested by R.O.C. parent company’s CPA

Note 5:      The basis for investment income (loss) recognition is from the financial statements audited and attested by international accounting firm which has cooperative relationship with accounting firm in R.O.C.

Note 6:      The basis for investment income (loss) recognition is from the financial statements audited and attested by other CPA in the same accounting firm with R.O.C. parent company’s CPA.

Note 7:      Pursuant to the Jing-Shen-Zi Letter No. 09704604680 of the Ministry of Economic Affairs, R.O.C amended 'Guidelines Governing the Review of Investment or Technical Cooperation in the Mainland Area' dated on August 29, 2008, as the Company has obtained the certificate of being qualified for operating headquarters, issued by the Industrial Development Bureau, MOEA, the ceiling amount of the investment in Mainland China is not applicable to the Company.

Note 8:       The upper limit on investment of ASET, Inc. is calculated as follow: $27,263,995× 60% = 16,358,397

Note 9:      USD $80,000 thousand was directly remitted by the subsidiary, ASE (Korea), and USD $25,000 thousand was by means of Debt for Equity Swap. Therefore, there is USD$105,000 thousand difference between MOEA approved investment amount and accumulated outflow of investment from Taiwan.

Note 10:     ASE Module (Kun Shan) Inc. was merged into ASE (Kun Shan) Inc. in September 2014.

Note 11:     The upper limit on investment of Universal Scientific Industrial Co., Ltd. is calculated as follow: $41,510,641× 60% = 24,906,385

Note 12:     e-Cloud Corporation was liquidated in December 2013.

TABLE 10

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

							Percentage of
							Consolidated Net Revenue
No.	Company Name	Related Party	Nature of Relationships	Financial Statement Account	Amount (Note)	Terms	or Total Assets
0	The Company	ASE Test, Inc.	Parent company to subsidiary	Other payables	$6,211,123		2
		USI	Parent company to subsidiary	Trade receivables	4,994,846		1
			Parent company to subsidiary	Operating revenues	8,907,167	The transacation has the same terms with other companies	3
		ASE (Shanghai) Inc.	Parent company to subsidiary	Trade payables	615,718		-
			Parent company to subsidiary	Operating costs	2,033,164	The transacation has the same terms with other companies	1
		ASE (U.S.) Inc.	Parent company to subsidiary	Operating expenses	817,169	It is calculated by fixed ratio based on actual expenses.	-
						There is an upper limit to the expenses.
		ASE Electronics Inc.	Parent company to subsidiary	Trade payables	605,628		-
			Parent company to subsidiary	Operating costs	2,657,642	The transacation has the same terms with other companies	1
		ISE Labs, Inc.	Parent company to subsidiary	Operating revenues	130,681	The transacation has the same terms with other companies	-
		J & R Holding Limited	Parent company to subsidiary	Other payables	7,849,200		2
		Omniquest Industrial Limited	Parent company to subsidiary	Other payables	1,424,250		-
		ASE Japan Co., Ltd	Parent company to subsidiary	Operating revenues	172,358	The transacation has the same terms with other companies	-
		ASE Test Limited	Parent company to subsidiary	Other payables	4,525,950		1
		J&R Industrial Inc.	Parent company to subsidiary	Other payables	190,000		-
		ASE (Korea)Inc.	Parent company to subsidiary	Other payables	1,582,734		-
		Huntington Holdings International	Parent company to subsidiary	Other payables	1,740,750		1
		Co., Ltd.
		USI Enterprise Limited	Parent company to subsidiary	Other payables	4,431,000		1
		Real Tech Holdings Limited	Parent company to subsidiary	Other payables	474,750		-
		A.S.E. Holding Limited	Parent company to subsidiary	Other payables	2,088,900		1
		ASE Test, Inc.	Parent company to subsidiary	Purchase of property, plant	365,888		-
				and equipment

1	ASE (Shanghai) Inc.	ASE Assembly & Test (Shanghai) Limited	Subsidiary to subsidiary	Trade receivables	161,853		-
			Subsidiary to subsidiary	Operating revenues	672,369	The transacation has the same terms with other companies	-
		Advanced Semiconductor Engineering	Subsidiary to subsidiary	Trade receivables	330,610		-
		(HK) Limited	Subsidiary to subsidiary	Operating revenues	1,024,417	The transacation has the same terms with other companies	-
		ASE Module (Shanghai) Inc.	Subsidiary to subsidiary	Other payables	535,275		-

2	Shanghai Ding Hui Real Estate	Shanghai Ding Wei Real Estate	Subsidiary to subsidiary	Other receivables	216,660		-
	Development Co., Ltd.	Development Co., Ltd.
		Kun Shan Ding Hong Real Estate	Subsidiary to subsidiary	Other receivables	184,037		-
		Development Co., Ltd.

3	ASE Test Limited	ASE Singapore Pte. Ltd.	Subsidiary to subsidiary	Other assets	443,100		-

(Continued)

TABLE 10

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Intercompany Transactions (Note)
							Percentage of
							Consolidated Net Revenue
No.	Company Name	Related Party	Nature of Relationships	Financial Statement Account	Amount (Note)	Terms	or Total Assets
4	A.S.E. Holding Limited	J & R Holding Limited	Subsidiary to subsidiary	Other assets	$194,320		-
		ASE Test Limited	Subsidiary to subsidiary	Other liabilities	1,594,551		-

5	J & R Holding Limited	Global Advanced Packaging	Subsidiary to subsidiary	Other assets	509,811		-
		Technology Limited, Cayman
		Islands
		Omniquest Industrial Limited	Subsidiary to subsidiary	Other assets	1,433,053		-
		Anstock Limited	Subsidiary to subsidiary	Other assets	784,955		-
		ASE Test Limited	Subsidiary to subsidiary	Other liabilities	1,404,553		-
		ISE Labs, Inc.	Subsidiary to subsidiary	Other liabilities	949,621		-
			Subsidiary to subsidiary	Other payables	253,241		-
		Anstock II Limited	Subsidiary to subsidiary	Other liabilities	9,400,050		3
		ASE Japan Co., Ltd.	Subsidiary to subsidiary	Other payables	2,250,132		1
		ASE Assembly & Test (Shanghai) Limited	Subsidiary to subsidiary	Other receivables	1,611,205		-
		ASE WeiHai Inc.	Subsidiary to subsidiary	Other receivables	3,791,196		1
		Real Tech Holdings Limited	Subsidiary to subsidiary	Other payables	1,267,192		-
		ASE (KunShan) Inc.	Subsidiary to subsidiary	Other receivables	1,361,858		-

6	ASE Electronics Inc.	J&R Industrial Inc.	Subsidiary to subsidiary	Other payables	190,000		-
		ASE Electronics (M) Sdn. Bhd.	Subsidiary to subsidiary	Operating revenues	327,954	The transacation has the same terms with other companies	-
		ASE Assembly & Test (Shanghai) Limited	Subsidiary to subsidiary	Operating revenues	151,797		-

7	ASE Test, Inc.	ASE (Korea) Inc.	Subsidiary to subsidiary	Purchase of property, plant	137,577		-
				and equipment
		ASE (U.S.) Inc.	Subsidiary to subsidiary	Operating expenses	112,616	It is calculated by fixed ratio based on actual expenses.	-
						There is an upper limit to the expenses.
8	ASE (U.S.) Inc.	ASE (Korea) Inc.	Subsidiary to subsidiary	Operating revenues	152,287	The transacation has the same terms with other companies	-

9	ASE Assembly & Test	Anstock Limited	Subsidiary to subsidiary	Other liabilities	3,325,862		1
	(Shanghai) Limited

10	USI	Universal Global Scientific Industrial	Subsidiary to subsidiary	Trade payables	501,212		-
		Co., Ltd.

(Continued)

TABLE 10

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

							Percentage of
							Consolidated Net Revenue
No.	Company Name	Related Party	Nature of Relationships	Financial Statement Account	Amount (Note)	Terms	or Total Assets
			Subsidiary to subsidiary	Operating costs	679,727		-
		USI Enterprise Limited	Subsidiary to subsidiary	Other payables	284,850		-

11	Universal Scientific Industrial	Universal Global Technology Co.,	Subsidiary to subsidiary	Operating costs	4,455,899		2
	(Shanghai) Co., Ltd.	Limited	Subsidiary to subsidiary	Trade payables	734728		-
		Universal Global Industrial Co.,Ltd.	Subsidiary to subsidiary	Operating revenues	142,899		-
		USI Electronics (Shenzhen) Co., Ltd.	Subsidiary to subsidiary	Operating revenues	212,933		-

12	Universal Global Industrial	USI Electronics (Shenzhen) Co., Ltd	Subsidiary to subsidiary	Operating revenues	3,282,163		1
	Co., Limited		Subsidiary to subsidiary	Operating costs	11,723,368		5
			Subsidiary to subsidiary	Trade receivables	764,406		-
			Subsidiary to subsidiary	Other receivables	147,856		-
			Subsidiary to subsidiary	Trade payables	2,812,432		1
		Universal Global Scientific Industrial	Subsidiary to subsidiary	Operating revenues	15,079,544		6
		Co., Ltd.	Subsidiary to subsidiary	Operating costs	543,727		-
			Subsidiary to subsidiary	Trade receivables	3,764,550		1
		Universal Global Technology	Subsidiary to subsidiary	Operating revenues	478,674		-
		(Kunshan) Co., Ltd.	Subsidiary to subsidiary	Operating costs	6,874,346		3
			Subsidiary to subsidiary	Trade payables	1,538,819		-

13	Universal Global Technology Co.,	Universal Global Technology	Subsidiary to subsidiary	Operating revenues	4,352,696		2
	Limited	(Kunshan) Co., Ltd.	Subsidiary to subsidiary	Trade receivables	1,507,785		-

14	Universal Global Scientific Industrial	USI Electronics (Shenzhen) Co., Ltd	Subsidiary to subsidiary	Operating revenues	149,256		-
	Co., Ltd.	Universal Scientific Industrial	Subsidiary to subsidiary	Operating revenues	210,566		-
		(Shanghai) Co., Ltd.
		Universal Global Industrial Co., Limited	Subsidiary to subsidiary	Trade receivables	225,875		-

15	USI Electronics (Shenzhen) Co., Ltd	Universal Global Technology	Subsidiary to subsidiary	Other receivables	984,079		-
		(Shanghai) Co., Ltd.

Note: Amount was eliminated based on the audited financial statements. (Concluded)

Appendix 3

Advanced Semiconductor Engineering, Inc.

2015 Consolidated Financial statements and Auditor Report

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2015 and 2014 and

Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the combined financial statements of Advanced Semiconductor Engineering, Inc. as of and for the year ended December 31, 2015, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the International Financial Reporting Standards No. 10, “Consolidated Financial Statements.” In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Advanced Semiconductor Engineering, Inc. and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

Advanced Semiconductor Engineering, Inc.

By

JASON C.S. CHANG
Chairman
March 16, 2016

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

ASSETS CURRENT ASSETS	December 31, 2015		December 31, 2014 (Adjusted)		January 1, 2014 (Adjusted)
NT$	%	NT$	%	NT$	%
Cash and cash equivalents (Notes 4 and 6)	$55,251,181	15	$51,694,410	16	$45,026,371	16
Financial assets at fair value through profit or loss - current (Notes 4, 5 and 7)	3,833,701	1	4,988,843	2	2,764,269	1
Available-for-sale financial assets - current (Notes 4 and 8)	30,344	—	1,533,265	—	2,376,970	1
Trade receivables, net (Notes 4 and 9)	44,931,487	13	52,920,810	16	43,235,573	15
Other receivables (Note 4)	429,541	—	537,122	—	422,345	—
Current tax assets (Note 4)	168,717	—	65,312	—	150,596	—
Inventories (Notes 4, 5 and 10)	23,258,279	6	20,163,093	6	16,281,236	6
Inventories related to real estate business (Notes 4, 5, 11, 22 and 32)	25,713,538	7	23,986,478	7	18,589,255	6
Other financial assets - current (Notes 4 and 32)	301,999	—	638,592	—	278,375	—
Other current assets	2,814,053	1	3,427,265	1	3,051,492	1

Total current assets	156,732,840	43	159,955,190	48	132,176,482	46

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current (Notes 4 and 8)	924,362	—	941,105	—	1,140,329	—
Investments accounted for using the equity method (Notes 4 and 12)	37,422,909	10	1,492,441	1	1,216,201	1
Property, plant and equipment (Notes 4, 5, 13, 22, 31 and 33)	149,997,075	41	151,587,115	45	131,497,331	46
Goodwill (Notes 4, 5 and 14)	10,506,519	3	10,445,415	3	10,347,820	4
Other intangible assets (Notes 4, 5, 15 and 22)	1,382,093	—	1,467,871	1	1,605,824	1
Deferred tax assets (Notes 4 , 5 and 23)	5,156,515	2	4,506,971	1	3,783,265	1
Other financial assets - non-current (Notes 4 and 32)	345,672	—	367,345	—	354,993	—
Long-term prepayments for lease (Note 16)	2,556,156	1	2,585,964	1	4,072,281	1
Other non-current assets	263,416	—	635,350	—	637,163	—
Total non-current assets	208,554,717	57	174,029,577	52	154,655,207	54
TOTAL	$365,287,557	100	$333,984,767	100	$286,831,689	100

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2015		December 31, 2014 (Adjusted)		January 1, 2014 (Adjusted)

LIABILITIES AND EQUITY	NT$	%	NT$	%	NT$	%
CURRENT LIABILITIES
Short-term borrowings (Note 17)	$32,635,321	9	$41,176,033	12	$44,618,195	16
Commercial papers and bank acceptances payable (Note 17)	4,348,054	1	—	—	—	—
Financial liabilities at fair value through profit or loss - current (Notes 4, 5 and 7)	3,005,726	1	2,651,352	1	1,853,304	1
Derivative financial liabilities for hedging - current (Notes 4 and 5)	—	—	—	—	3,310	—
Trade payables	34,138,564	9	35,411,281	11	28,988,976	10
Other payables (Note 19)	19,194,818	5	22,364,516	7	14,758,553	5
Current tax liabilities (Note 4)	4,551,785	1	4,150,036	1	3,000,869	1
Advance real estate receipts (Note 4)	2,703,706	1	480,325	—	19,248	—
Current portion of bonds payable (Notes 4 and 18)	14,685,866	4	—	—	731,438	—
Current portion of long-term borrowings (Notes 17 and 32)	2,057,465	1	2,831,007	1	5,276,206	2
Other current liabilities	3,180,767	1	2,134,917	1	1,585,177	—

Total current liabilities	120,502,072	33	111,199,467	34	100,835,276	35

NON-CURRENT LIABILITIES
Bonds payable (Notes 4 and 18)	23,740,384	7	31,270,131	10	20,582,567	7
Long-term borrowings (Notes 17 and 32)	42,493,668	12	24,104,424	7	29,580,659	11
Deferred tax liabilities (Notes 4, 5 and 23)	4,987,549	1	3,932,819	1	2,663,767	1
Long-term payables	—	—	—	—	894,150	—
Net defined benefit liabilities (Notes 3, 4, 5 and 20)	4,072,493	1	4,382,530	1	4,545,960	2
Other non-current liabilities	1,071,509	—	657,392	—	651,171	—

Total non-current liabilities	76,365,603	21	64,347,296	19	58,918,274	21

Total liabilities	196,867,675	54	175,546,763	53	159,753,550	56

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Notes 4 and 21)

Share capital
Ordinary shares	79,029,290	22	78,525,378	24	77,560,040	27
Shares subscribed in advance	156,370	—	189,801	—	620,218	—
Total share capital	79,185,660	22	78,715,179	24	78,180,258	27
Capital surplus	23,757,099	7	16,013,058	5	7,920,220	3
Retained earnings
Legal reserve	12,649,145	3	10,289,878	3	8,720,971	3
Special reserve	3,353,938	1	3,353,938	1	3,663,930	2
Unappropriated earnings	40,180,986	11	38,737,422	12	26,521,201	9
Total retained earnings	56,184,069	15	52,381,238	16	38,906,102	14
Other Equity	5,081,689	1	5,068,539	1	(102,616)	—
Treasury shares	(7,292,513)	(2)	(1,959,107)	(1	(1,959,107)	(1)

Equity attributable to owners of the Company	156,916,004	43	150,218,907	45	122,944,857	43

NON-CONTROLLING INTERESTS (Notes 4 and 21)	11,503,878	3	8,219,097	2	4,133,282	1

Total equity	168,419,882	46	158,438,004	47	127,078,139	44

TOTAL	$365,287,557	100	$333,984,767	100	$286,831,689	100

The accompanying notes are an integral part of the consolidated financial statements. (With Deloitte & Touche audit report dated March 16, 2016)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars Except Earnings Per Share)

	For the Years Ended December 31
	2015		2014 (Adjusted)
	NT$	%	NT$	%
OPERATING REVENUES (Note 4)	$283,302,536	100	$256,591,447	100
OPERATING COSTS (Notes 10, 20 and 22)	233,167,308	82	203,002,918	79
GROSS PROFIT	50,135,228	18	53,588,529	21
OPERATING EXPENSES (Notes 20 and 22)
Selling and marketing expenses	3,588,472	1	3,438,166	2
General and administrative expenses	10,724,568	4	10,214,810	4
Research and development expenses	10,937,566	4	10,289,684	4

Total operating expenses	25,250,606	9	23,942,660	10

PROFIT FROM OPERATIONS	24,884,622	9	29,645,869	11

NON-OPERATING INCOME AND EXPENSES
Other income (Note 22)	876,008	—	588,875	—
Other gains, net (Note 22)	1,437,036	1	776,290	1
Finance costs (Note 22)	(2,312,143)	(1)	(2,354,097)	(1)
Share of the profit or loss of associates and joint ventures (Note 4)	402,730	—	(108,726)	—

Total non-operating income and expenses	403,631	—	(1,097,658)	—

PROFIT BEFORE INCOME TAX EXPENSE	25,288,253	9	28,548,211	11

INCOME TAX EXPENSE (Notes 4, 5 and 23)	4,839,246	2	4,266,626	2

NET PROFIT FOR THE YEAR	20,449,007	7	24,281,585	9

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(62,911)	—	(28,145)	—
Share of other comprehensive loss of associates and joint ventures	(37,748)	—	(1,031)	—
Income tax relating to items that will not be reclassified subsequently	11,002		22,938	—
	(89,657)	—	(6,238)	—

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars Except Earnings Per Share)

	For the Years Ended December 31
	2015		2014 (Adjusted)
	NT$	%	NT$	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	$(63,509)	—	$5,405,027	2
Unrealized gain (loss) on available-for-sale financial assets	10,451	—	(133,714)	—
Cash flow hedges	—	—	3,279	—
Share of other comprehensive income (loss) of associates and joint ventures	(4,832)	—	235,156	—
	(57,890)	—	5,509,748	2
Other comprehensive income (loss) for the year, net of income tax	(147,547)	—	5,503,510	2

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$20,301,460	7	$29,785,095	11

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$19,478,873	7	$23,636,522	9
Non-controlling interests	970,134	—	645,063	—
	$20,449,007	7	$24,281,585	9

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company	$19,405,806	7	$28,802,296	11
Non-controlling interests	895,654	—	982,799	—
	$20,301,460	7	$29,785,095	11
EARNINGS PER SHARE (Note 24)
Basic	$2.55		$3.07
Diluted	$2.44		$2.96

The accompanying notes are an integral part of the consolidated financial statements. (With Deloitte & Touche audit report dated March 16, 2016)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Owners of the Company
								Accumulated Other Comprehensive Income
	Share Capital			Retained Earnings				Exchange	Unrealized
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Differences on Translating Foreign Operations	Gain on Available- for-sale Financial Assets	Cash Flow Hedges	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity
BALANCE AT JANUARY 1, 2014	7,787,827	$78,180,258	$7,908,870	$8,720,971	$3,663,930	$26,608,253	$38,993,154	$(525,521)	$426,246	$(3,279)	$(102,554)	$(1,959,107)	$123,020,621	$4,144,338	$27,164,959
Effect of retrospective application	—	—	11,350	—	—	(87,052)	(87,052)	(62)	—	—	(62)	—	(75,764)	(11,056)	(86,820)
ADJUSTED BALANCE AT JANUARY 1, 2014	7,787,827	78,180,258	7,920,220	8,720,971	3,663,930	26,521,201	38,906,102	(525,583)	426,246	(3,279)	(102,616)	(1,959,107)	122,944,857	4,133,282	127,078,139
Change in capital surplus from investments in associates accounted for using the equity method	—	—	26,884	—	—	—	—	—	—	—	—	—	26,884	—	26,884
Profit for the year ended December 31, 2014 (After Adjusted)	—	—	—	—	—	23,636,522	23,636,522	—	—	—	—	—	23,636,522	645,063	24,281,585
Other comprehensive income (loss) for the year ended
December 31, 2014, net of income tax (After Adjusted)	—	—	—	—	—	(5,381)	(5,381)	5,067,344	100,532	3,279	5,171,155	—	5,165,774	337,736	5,503,510
Total comprehensive income for the year ended December 31, 2014 (After Adjusted)	—	—	—	—	—	23,631,141	23,631,141	5,067,344	100,532	3,279	5,171,155	—	28,802,296	982,799	29,785,095
Appropriation of 2013 earnings
Legal reserve	—	—	—	1,568,907	—	(1,568,907)	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	(309,992)	309,992	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(10,156,005)	(10,156,005)	—	—	—	—	—	(10,156,005)	—	(10,156,005)
	—	—	—	1,568,907	(309,992)	(11,414,920)	(10,156,005)	—	—	—	—	—	(10,156,005)	—	(10,156,005)
Issue of dividends received by subsidiaries from the Company	—	—	188,790	—	—	—	—	—	—	—	—	—	188,790	—	188,790
Partial disposal of interests in subsidiaries and additional acquisition of majority-owned subsidiaries (Notes 26)	—	—	6,877,099	—	—	—	—	—	—	—	—	—	6,877,099	3,068,406	9,945,505
Issue of ordinary shares under employee share options	73,898	534,921	1,000,065	—	—	—	—	—	—	—	—	—	1,534,986	—	1,534,986
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(85,766)	(85,766)
Additional non-controlling interest arising on issue of employee share options by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	120,376	120,376
ADJUSTED BALANCE AT DECEMBER 31, 2014	$7,861,725	$78,715,179	$16,013,058	$10,289,878	$3,353,938	$38,737,422	$52,381,238	$4,541,761	$526,778	$—	$5,068,539	$(1,959,107)	$150,218,907	$8,219,097	$158,438,004
Equity component of convertible bonds issued by the Company (Note 18)	—	—	214,022	—	—	—	—	—	—	—	—	—	214,022	—	214,022
Change in capital surplus from investments in associates and joint ventures accounted for using the equity method	—	—	150	—	—	—	—	—	—	—	—	—	150	—	150
Profit for the year ended December 31, 2015	—	—	—	—	—	19,478,873	19,478,873	—	—	—	—	—	19,478,873	970,134	20,449,007
Other comprehensive income (loss) for the year ended December 31, 2015, net of income tax	—	—	—	—	—	(86,217)	(86,217)	(48,191)	61,341	—	13,150	—	(73,067)	(74,480)	(147,547)
Total comprehensive income (loss) for the year ended December 31, 2015	—	—	—	—	—	19,392,656	19,392,656	(48,191)	61,341	—	13,150	—	19,405,806	895,654	20,301,460
Appropriation of 2014 earnings
Legal reserve	—	—	—	2,359,267	—	(2,359,267)	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(15,589,825)	(15,589,825)	—	—	—	—	—	(15,589,825)	—	(15,589,825)
	—	—	—	2,359,267	—	(17,949,092)	(15,589,825)	—	—	—	—	—	(15,589,825)	—	(15,589,825)
Acquisition of treasury shares	—	—	—	—	—	—	—	—	—	—	—	(5,333,406)	(5,333,406)	—	(5,333,406)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

The accompanying notes are an integral part of the consolidated financial statements. (With Deloitte & Touche audit report dated March 16, 2016)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$25,288,253	$28,548,211
Adjustments for:
Depreciation expense	28,938,770	25,805,042
Amortization expense	579,894	545,734
Net gain on fair value change of financial assets and liabilities at fair value through profit or loss	(2,472,835)	(1,838,840)
Interest expense	2,268,786	2,324,426
Interest income	(242,084)	(243,474)
Dividend income	(396,973)	(101,252)
Compensation cost of employee share options	133,496	110,157
Share of the profit or loss of associates and joint ventures	(402,730	108,726
Impairment loss recognized on financial assets	8,232	28,421
Impairment loss recognized on non-financial assets	610,140	899,480
Net loss on foreign currency exchange	1,358,777	1,404,234
Others	1,411,599	313,138
Changes in operating assets and liabilities
Financial assets held for trading	4,162,522	823,313
Trade receivables	7,982,736	(9,703,070)
Other receivables	55,112	(8,625)
Inventories	(5,128,726)	(8,208,824)
Other current assets	407,017	102,353
Financial liabilities held for trading	(1,725,606)	(835,779)
Trade payables	(1,272,717)	6,422,305
Other payables	(814,809)	3,045,452
Other current liabilities	2,545,312	703,764
Other operating activities items	(247,024)	(186,455)
	63,047,142	50,058,437
Interest received	253,289	233,457
Dividend received	499,918	101,252
Interest paid	(2,067,955)	(2,065,244)
Income tax paid	(4,184,089)	(2,463,153)

Net cash generated from operating activities	57,548,305	45,864,749

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	(100,842,813)	(108,958,658)
Proceeds on sale of financial assets designated as at fair value through profit or loss	102,139,161	109,825,159
Purchase of available-for-sale financial assets	(1,273,510)	(3,565,428)
Proceeds on sale of available-for-sale financial assets	2,761,145	4,388,130

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NTS	NTS

Cash received from return of capital by available-for-sale financial assets	$44,511	$20,411
Acquisition of associates and joint ventures	(35,673,097)	(100,000)
Payments for property, plant and equipment	(30,280,124)	(39,598,964)
Proceeds from disposal of property, plant and equipment	243,031	421,207
Payments for intangible assets	(491,135)	(396,466)
Decrease (increase) in other financial assets	358,266	(372,569)
Increase in other non-current assets	(336,864)	(480,711)

Net cash used in investing activities	(63,351,429)	(38,817,889)

CASH FLOWS FROM FINANCING ACTIVITIES
Net repayment of short-term borrowings	(8,532,792)	(3,442,162)
Proceeds from commercial papers and bank acceptances payable	4,348,054	—
Proceeds from issue of bonds	6,136,425	8,888,562
Repayment of bonds payable	—	(729,790)
Proceeds from long-term borrowings	39,887,570	32,030,868
Repayment of long-term borrowings	(22,926,660)	(40,978,403)
Dividends paid	(15,297,474)	(9,967,215)
Proceeds from exercise of employee share options	1,285,102	1,498,343
Payments for acquisition of treasury shares	(5,333,406)	—
Proceeds from partial disposal of interests in subsidiaries	8,910,346	9,991,439
Dividends paid to non-controlling interest	(232,148)	(85,766)
Other financing activities items	391,322	(2,879)

Net cash generated from (used in) financing activities	8,636,339	(2,797,003)
EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS	723,556	2,418,182
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,556,771	6,668,039

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	51,694,410	45,026,371

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$55,251,181	$51,694,410

The accompanying notes are an integral part of the consolidated financial statements. (With Deloitte & Touche audit report dated March 16, 2016)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated in Nantze Export Processing Zone under the laws of Republic of China (the “ROC”). In August 2004, the Company merged its subsidiaries, ASE (Chung Li) Inc. and ASE Material Inc., and established Chung-Li Branch. In August 2006, the Company spun-off and assigned its substrate production business to ASE Electronics Inc. In January 2011, the Company established Nan-Tou Branch. In May 2012, the Company merged its subsidiary, PowerASE Technology, Inc. In August 2013, the Company merged its subsidiary, Yang Ting Tech Co., Ltd. The Company and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

Since July 1989, the Company’s ordinary shares have been listed on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”. Since September 2000, the Company’s ordinary shares of the Company have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”). The ordinary shares of its subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd. (the “USISH”), have been listed on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231” since February 2012.

The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved for issue by board of directors on March 16, 2016.

3.	APPLICATION OF NEW AND REVISED STANDARDS, AMENDMENTS AND INTERPRETATIONS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), Interpretations of IFRS (IFRIC), and Interpretations of IAS (SIC) endorsed by the FSC

Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC on April 3, 2014, stipulated that the Group should apply the 2013 version of IFRS, IAS, IFRIC and SIC (collectively, the “IFRSs”) endorsed by the FSC and the related amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers starting January 1, 2015.

Except for the following, whenever applied, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of IFRSs would not have any material impact on the Group’s accounting policies:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the current standards.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive, for example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The fair value measurements under IFRS 13 will be applied prospectively from January 1, 2015. Refer to Note 30 for related disclosures.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 requires items of other comprehensive income to be grouped into those items that (1) will not be reclassified subsequently to profit or loss; and (2) may be reclassified subsequently to profit or loss. Income taxes on related items of other comprehensive income are grouped on the same basis. Under current IAS 1, there were no such requirements.

The Group retrospectively applied the above amendments starting in 2015. Items that will not be reclassified subsequently to profit or loss are remeasurements of the defined benefit plans and share of remeasurements of the defined benefit plans of associates accounted for using the equity method. Items that may be reclassified to profit or loss are the exchange differences on translating foreign operations, unrealized gain (loss) on available-for-sale financial assets, cash flow hedges, and share of the other comprehensive income (except the share of the remeasurements of the defined benefit plans) of associates accounted for using the equity method. However, the application of the above amendments will not have any impact on the net profit, other comprehensive income (net of income tax), and total comprehensive income for the period.

4)	Revision to IAS 19 “Employee Benefits”

Revised IAS 19 requires the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminates the “corridor approach” permitted under current IAS 19 and accelerate the recognition of past service costs. The revision requires all remeasurements of the defined benefit plans to be recognized immediately through other comprehensive income in order for the net pension asset or liability to reflect the full value of the plan deficit or surplus. Remeasurement of the defined benefit plans is presented separately as other equity.

Furthermore, the interest cost and expected return on plan assets used in current IAS 19 are replaced with a “net interest” amount, which is calculated by applying the discount rate to the net defined benefit liability or asset. In addition, the revised IAS 19 introduces certain changes in the presentation of the defined benefit cost, and also includes more extensive disclosures.

On initial application of the revised IAS 19, the changes in cumulative employee benefit costs as of January 1, 2014 resulting from the retrospective application are adjusted to net defined benefit liabilities, deferred tax assets, capital surplus, retained earnings, other equity and non-controlling interests; however, the carrying amount of inventory is not adjusted. In addition, in preparing the consolidated financial statements for the year ended December 31, 2015, the Group elects not to present 2014 comparative information about the sensitivity analysis of the defined benefit obligation.

The initial application of the revised IAS 19 has no material impact on the current period. The impact on the prior reporting periods is set out below:

	As Originally Stated	Adjustments Arising from Retrospective Application	Adjusted

Impact on Assets, Liabilities and Equity

December 31, 2014

Deferred tax assets	$4,493,664	$13,307	$4,506,971
Net defined benefit liabilities	4,371,136	11,394	4,382,530
Capital surplus	15,995,671	17,387	16,013,058
Retained earnings	52,397,278	(16,040)	52,381,238
Other equity	5,067,931	608	5,068,539
Non-controlling interests	8,219,139	(42)	8,219,097

January 1, 2014

Deferred tax assets	3,765,482	17,783	3,783,265
Net defined benefit liabilities	4,441,357	104,603	4,545,960
Capital surplus	7,908,870	11,350	7,920,220
Retained earnings	38,993,154	(87,052)	38,906,102
Other equity	(102,554)	(62)	(102,616)
Non-controlling interests	4,144,338	(11,056)	4,133,282

Impact on Total Comprehensive Income

Year ended December 31, 2014

Operating cost	$203,051,691	$(48,773)	$203,002,918
Operating expense	23,968,499	(25,839)	23,942,660
Income tax expense	4,251,513	15,113	4,266,626
Net profit for the year	24,222,086	59,499	24,281,585

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(45,884)	17,739	(28,145)
Income tax relating to items that will not be reclassified subsequently	13,039	9,899	22,938
Impact on comprehensive income for the year, net of income tax	5,475,203	28,307	5,503,510
Total comprehensive income for the year	29,697,289	87,806	29,785,095

(Continued)

	As Originally Stated	Adjustments Arising from Retrospective Application	Adjusted

Net profit attributable to:
Owners of the Company	$23,592,667	$43,855	$23,636,522
Non-controlling interests	629,419	15,644	645,063

	$24,222,086	$59,499	$24,281,585

Total comprehensive income attributable to:
Owners of the Company	$28,730,614	$71,682	$28,802,296
Non-controlling interests	966,675	16,124	982,799

	$29,697,289	$87,806	$29,785,095

(Concluded)

5)	Annual Improvements to IFRSs: 2009-2011 Cycle

Several standards including IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IAS 1 “Presentation of Financial Statements”, IAS 16 “Property, Plant and Equipment”, IAS 32 “Financial Instruments: Presentation” and IAS 34 “Interim Financial Reporting” were amended in this annual improvement.

The amendments to IAS 1 clarify that an entity is required to present a balance sheet as at the beginning of the preceding period when a) it applies an accounting policy retrospectively, or makes a retrospective restatement or reclassifies items in its financial statements, and b) the retrospective application, restatement or reclassification has a material effect on the information in the balance sheet at the beginning of the preceding period. The amendments also clarify that related notes are not required to accompany the balance sheet at the beginning of the preceding period.

The initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of IFRSs in 2015 has material effect on the consolidated balance sheet as of January 1, 2014. In preparing the consolidated financial statements for the year ended December 31, 2015, the Group would present the consolidated balance sheet as of January 1, 2014 in accordance of the above amendments to IAS 1 and disclose related information in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, but the Group is not required to make disclosures about the line items of the balance sheet as of January 1, 2014.

b.	New IFRSs in issue but not yet endorsed by the FSC

On March 10, 2016, the FSC announced the scope of the 2016 version of IFRSs to be endorsed and will take effect from January 1, 2017. The scope includes all IFRSs that were issued by the IASB before January 1, 2016 and have effective dates on or before January 1, 2017, which means the scope excludes those that are not yet effective as of January 1, 2017 such as IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” and those with undetermined effective date. In addition, the FSC announced that the Group should apply IFRS 15 starting January 1, 2018. As of the date the consolidated financial statements were approved for issue, the FSC has not announced the effective dates of other new, amended and revised standards and interpretations.

The Group has not applied the following New IFRSs issued by the IASB but not yet endorsed by the FSC.

New IFRSs	Effective Date Announced by IASB (Note 1)

Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosures”	January 1, 2018
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IFRS 10, IFRS 12 and IAS 28 “Investment Entities: Applying the Consolidation Exception”	January 1, 2016
Amendment to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
IFRS 14 “Regulatory Deferral Accounts”	January 1, 2016
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
IFRS 16 “Leases”	January 1, 2019
Amendment to IAS 1 “Disclosure Initiative”	January 1, 2016
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017
Amendments to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendments to IAS 16 and IAS 41 “Agriculture: Bearer Plants”	January 1, 2016
Amendment to IAS 19 “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendment to IAS 36 “Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets”	January 1, 2014
Amendment to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”	January 1, 2014
IFRIC 21 “Levies”	January 1, 2014

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

The initial application of the above New IFRSs, whenever applied, would not have any material impact on the Group’s accounting policies, except for the following:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirement for the classification of financial assets is stated below:

For the Group’s debt instruments that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, their classification and measurement are as follows:

a)	For debt instruments, if they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method;

b)	For debt instruments, if they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments are derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Except for above, all other financial assets are measured at fair value through profit or loss. However, the Group may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The impairment of financial assets

IFRS 9 requires that impairment loss on financial assets is recognized by using the “Expected Credit Losses Model”. The credit loss allowance is required for financial assets measured at amortized cost, financial assets mandatorily measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, certain written loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. A loss allowance for full lifetime expected credit losses is required for a financial asset if its credit risk has increased significantly since initial recognition and is not low. However, a loss allowance for full lifetime expected credit losses is required for trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the Group takes into account the expected credit losses on initial recognition in calculating the credit-adjusted effective interest rate. Subsequently, any changes in expected losses are recognized as a loss allowance with a corresponding gain or loss recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	Amendment to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made consequential amendment to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that such disclosure of recoverable amounts is required only when an impairment loss has been recognized or reversed during the period. Furthermore, the Group is required to disclose the discount rate used in measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

3)	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2017.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Group may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

4)	Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”

The amendments stipulated that, when the Group sells or contributes assets that constitute a business (as defined in IFRS 3) to an associate or joint venture, the gain or loss resulting from the transaction is recognized in full. Also, when the Group loses control of a subsidiary that contains a business but retains significant influence or joint control, the gain or loss resulting from the transaction is recognized in full.

Conversely, when the Group sells or contributes assets that do not constitute a business to an associate or joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated. Also, when the Group loses control of a subsidiary that does not contain a business but retains significant influence or joint control in an associate or a joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated.

5)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Group is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Group may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Group should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Group as lessor.

When IFRS 16 becomes effective, the Group may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

6)	Amendments to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”

The amendment clarifies that the difference between the carrying amount of the debt instrument measured at fair value and its tax base gives rise to a temporary difference, even though there are unrealized losses on that asset, irrespective of whether the Group expects to recover the carrying amount of the debt instrument by sale or by holding it and collecting contractual cash flows.

In addition, in determining whether to recognize a deferred tax asset, the Group should assess a deductible temporary difference in combination with all of its other deductible temporary differences, unless the tax law restricts the utilization of losses to deduction against income of a specific type, in which case, a deductible temporary difference is assessed in combination only with other deductible temporary differences of the appropriate type. The amendment also stipulates that, when determining whether to recognize a deferred tax asset, the estimate of probable future taxable profit may include some of the Group’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the Group will achieve this, and that the estimate for future taxable profit should exclude tax deductions resulting from the reversal of deductible temporary differences.

Except for the above impact, as of the date the consolidated financial statements were approved for issue, the Group is continuously assessing the possible impact that the application of other standards and interpretations will have on the Group’s financial position and results of operations, and will disclose the relevant impact when the assessment is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IFRSs as endorsed by the FSC.

b.	Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value.

The fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value measurement inputs are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

2)	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

3)	Level 3 inputs are unobservable inputs for the asset or liability.

c.	Classification of Current and Non-current Assets and Liabilities

Current assets include cash and cash equivalents and those assets held primarily for trading purposes or to be realized within twelve months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, at more than twelve months after the balance sheet date. Current liabilities are obligations incurred for trading purposes or to be settled within twelve months after the balance sheet date and liabilities that do not have an unconditional right to defer settlement for at least twelve months after the balance sheet date. Assets and liabilities that are not classified as current are classified as non-current.

The Group engages in the construction business which has an operating cycle of over one year. The normal operating cycle applies when considering the classification of the Group’s construction-related assets and liabilities.

d.	Basis of Consolidation

1)	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (i.e. its subsidiaries). Control is achieved when the Group:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Group, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Specifically, income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to non-controlling interests

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the Group loses control over a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and any investment retained in the former subsidiary at its fair value at the date when control is lost and (ii) the assets (including any goodwill) and liabilities and any non-controlling interests of the former subsidiary at their carrying amounts at the date when control is lost. The Group accounts for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

2)	Subsidiaries included in consolidated financial statements were as follows:

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2015	2014

A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, ROC	100.0	100.0
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories	Nantou, ROC	99.0	99.2
USI Inc. (“USIINC”)	Engaged in investing activity and established in April 2015	Nantou, ROC	99.2	-
Luchu Development Corporation (“Luchu”)	Engaged in the development of real estate properties	Taipei, ROC	86.1	86.1
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0

(Continued)

			Percentage of Ownership (%)
		Establishment and	December 31
Name of Investee	Main Businesses	Operating Location	2015	2014
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0
ASE (Korea) Inc.	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, ROC	100.0	100.0
ASE Japan Co., Ltd.	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
Global Advanced Packaging Technology Limited, Cayman Islands	Holding company	British Cayman Islands	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd.	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	60.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
Anstock II Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
ASE Module (Shanghai) Inc.	Will engage in the production and sale of electronic components and printed circuit boards	Shanghai, China	100.0	100.0
ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties and established in January 2015	Shanghai, China	100.0	-

(Continued)

			Percentage of Ownership (%)
		Establishment and	December 31
Name of Investee	Main Businesses	Operating Location	2015	2014
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Kun Shan Ding Yue Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, ROC	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
ASE Holdings (Singapore) Pte. Ltd.	Holding company	Singapore	100.0	100.0
ASE Test Finance Limited	Liquidated in July 2015	Mauritius	-	100.0
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Trading (Shanghai) Ltd.	Engaged in trading activity and was invested by ASE Assembly & Test (Shanghai) Limited in January 2015	Shanghai, China	100.0	-
Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Senetex Investment Co., Ltd.	Liquidated in December 2015	Nantou, ROC	-	99.2
Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	99.2
Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	99.2	99.2
Rising Capital Investment Limited	Holding company	British Virgin Islands	99.2	99.2

(Continued)

			Percentage of Ownership (%)
		Establishment and	December 31
Name of Investee	Main Businesses	Operating Location	2015	2014
Rise Accord Limited	Holding company	British Virgin Islands	99.2	99.2
Cubuy Corporation	Liquidated in July 2015	Shanghai, China	-	99.2
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	99.2
USI Enterprise Limited (“USIE”)	Engaged in the services of investment advisory and warehousing management	Hong Kong	96.7	98.7
Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	75.7	82.1
Universal Global Technology Co., Limited	Holding company	Hong Kong	75.7	82.1
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	75.7	82.1
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	75.7	82.1
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment	Shanghai, China	75.7	82.1
Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	75.7	82.1
Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, ROC	75.7	82.1
USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service. The name was changed from USI Manufacturing Service Inc. to USI America Inc. in May 2015	U.S.A.	75.7	82.1

(Continued)

			Percentage of Ownership (%)
		Establishment and	December 31
Name of Investee	Main Businesses	Operating Location	2015	2014
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	75.7	82.1
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	75.7	82.1
USI@Work, Inc.	Merged into USI America Inc. in August 2015	U.S.A.	-	82.1
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	75.7	82.1

(Concluded)

a)	To enhance operational flexibility via structural adjustments, the board of directors of the Company’s subsidiary, USI, approved to spin-off its investment business as well as capital reduction of NT$16,012,966 thousand by reducing 1,601,297 thousand shares (a reduction ratio of 97.56%), and would transfer its investment business to USIINC, a newly established business entity. The record date of the spin-off was April 1, 2015. USI completed the registration process of capital reduction on April 17, 2015, and USIINC also completed the registration of the incorporation on the same date. Based on the consideration of the business value to be spun-off by USI, USIINC issued 1,000,000 thousand new ordinary shares to the shareholders of USI. Based on the shareholdings on the record date of the spin-off, the shareholders of USI received 609.27 shares of USIINC’s ordinary share in exchange of each 1,000 shares of USI’s ordinary share. After the spin-off, the Group has control over both USI and USIINC, and the spin-off did not have material impact on the financial position and business operation of the Group.

b)	To integrate the Group’s EMS upstream and downstream business resources, the board of directors approved in September 2015 the disposal of the Company’s 39,603 thousand shares in USI to the Company’s subsidiary, UGTW, at NT$20 per share. Total consideration is NT$792,064 thousand and the transaction price is based on the net value per share of USI’s audited financial statements as of June 30, 2015. The proposed transaction has been approved by the Investment Commission of the ROC in February 2016.

e.	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after re-assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized on the same basis as would be required if that interest were directly disposed of by the Group.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Business combination involving entities under common control is not accounted for by acquisition method but accounted for at the carrying amounts of the entities. Prior period comparative information in the financial statements is restated as if a business combination involving entities under common control had already occurred in that period.

f.	Foreign Currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the retranslation of non-monetary assets (such as equity instruments) or liabilities measured at fair value are included in profit or loss for the period at the rates prevailing at the balance sheet date except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into New Taiwan dollars using exchange rates prevailing at each balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising are recognized in other comprehensive income and accumulated in equity attributed to the owners of the Company and non-controlling interests as appropriate.

On the disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In relation to a partial disposal of a subsidiary that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences is re-attributed to non-controlling interests of the subsidiary and is not recognized in profit or loss. For all other partial disposals, the proportionate share of the accumulated exchange differences recognized in other comprehensive income is reclassified to profit or loss.

g.	Inventories and Inventories Related to Real Estate Business

Inventories, including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies, work in process, finished goods, and materials and supplies in transit are stated at the lower of cost or net realizable value. Inventory write-downs are made by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale. Raw materials and supplies are recorded at moving average cost while work in process and finished goods are recorded at standard cost.

Inventories related to real estate business include land and buildings held for sale, land held for construction and construction in progress. Land held for development is recorded as land held for construction upon obtaining the title of ownership. Prior to the completion, the borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset. Construction in progress is transferred to land and buildings held for sale upon completion. Land and buildings held for sale, construction in progress and land held for construction are stated at the lower of cost or net realizable value and related write-downs are made by item. The amounts received in advance for real estate properties are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate properties are transferred to customers. Cost of sales of land and buildings held for sale are recognized based on the ratio of property sold to the total property developed.

h.	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture is a joint arrangement whereby the Group and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group uses the equity method to account for its investments in associates and joint ventures.

Under the equity method, investments in an associate and a joint venture are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate and joint venture. The Group also recognizes the changes in the Group’s share of equity of associates and joint venture.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized.

Gains and losses resulting from upstream, downstream and sidestream transactions between the Group (including its subsidiaries) and its associates or joint ventures are recognized in the Group’s consolidated financial statements only to the extent of interests in the associates or joint ventures that are not related to the Group.

i.	Property, Plant and Equipment

Except for land which is stated at cost, property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Cost includes professional fees and borrowing costs eligible for capitalization. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Freehold land is not depreciated.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. If the lease term is shorter than the useful lives, assets are depreciated over the lease term. The estimated useful lives, residual values and depreciation method are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the sales proceeds and the carrying amount of the asset is recognized in profit or loss.

j.	Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units or groups of cash-generating units (referred to as cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributed goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

k.	Other Intangible Assets

Other intangible assets with finite useful lives acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment. Other intangible assets are amortized based on the pattern in which the economic benefits are consumed or using the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization methods are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are measured at cost less accumulated impairment loss.

Other intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date which is regarded as their cost. Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

On derecognition of an intangible asset, the difference between the net disposal proceeds and the carrying amount of the asset are recognized in profit or loss.

l.	Impairment of Tangible and Intangible Assets Other than Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets, excluding goodwill (see above), to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Corporate assets are allocated to the individual cash-generating units on a reasonable and consistent basis of allocation. Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

m.	Financial Instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

1)	Financial assets

All regular way purchases or sales of financial assets are recognized or derecognized on a settlement date basis.

a)	Measurement category

The classification of financial assets held by the Group depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

i.	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified as at FVTPL when the financial assets are either held for trading or they are designated as at FVTPL.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

Fair value is determined in the manner described in Note 30.

ii.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are stated at fair value at each balance sheet date. Changes in the carrying amount of available-for-sale monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the unrealized gain (loss) on available-for-sale financial assets is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established.

iii.	Loans and receivables

Loans and receivables including cash and cash equivalents, trade receivables, other receivables, other financial assets and debt investments with no active market are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

b)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been affected.

For financial assets carried at amortized cost, such as trade receivables and other receivables, assets that are assessed not to be impaired individually are, further, assessed for impairment on a collective basis. The Group assesses the collectability of receivables based on the Group’s past experience of collecting payments and observable changes that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the assets’ carrying amounts and the present value of estimated future cash flows, discounted at the financial assets’ original effective interest rates. If, in a subsequent period, the amount of the impairment loss decreases and the decreases can be objectively related to an event occurring after the impairment loss recognized, the previously recognized impairment loss is reversed either directly or by adjusting an allowance account through profit or loss. The reversal shall not result in carrying amounts of financial assets that exceed what the amortized cost would have been at the date the impairment is reversed.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period. In respect of available-for-sale equity securities, impairment loss previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade receivables that are written off against the allowance account.

c)	Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

2)	Equity instruments

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized in and deducted directly from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3)	Financial liabilities

Financial liabilities are measured either at amortized cost using the effective interest method or at FVTPL. Financial liabilities measured at FVTPL are held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gain or loss arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest or dividend paid on the financial liability. Fair value is determined in the manner described in Note 30.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

4)	Derivative financial instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument , in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as financial liabilities.

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL.

5)	Convertible bonds

a)	Convertible bonds contain conversion option classified as an equity

The component parts of compound instruments (convertible bonds) issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

On initial recognition, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or the instrument’s maturity date. Any embedded derivative liability is measured at fair value.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to capital surplus - share premium. When the conversion option remains unexercised at maturity, the balance recognized in equity will be transferred to capital surplus - share premium.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component.

b)	Convertible bonds contain conversion option classified as a liability

The conversion options component of the convertible bonds issued by the Group that will be settled other than by the exchange of a fixed amount of cash or other financial asset for a fixed number of the Group’s own equity instruments is classified as derivative financial liabilities.

On initial recognition, the derivative financial liabilities component of the convertible bonds is recognized at fair value, and the initial carrying amount of the component of non-derivative financial liabilities is determined by deducting the amount of derivative financial liabilities from the fair value of the hybrid instrument as a whole. In subsequent periods, the non-derivative financial liabilities component of the convertible bonds is measured at amortized cost using the effective interest method. The derivative financial liabilities component is measured at fair value and the changes in fair value are recognized in profit or loss.

Transaction costs that relate to the issue of the convertible bonds are allocated to the derivative financial liabilities component and the non-derivative financial liabilities component in proportion to their relative fair values. Transaction costs relating to the derivative financial liabilities component are recognized immediately in profit or loss. Transaction costs relating to the non-derivative financial liabilities component are included in the carrying amount of the liability component.

n.	Hedge Accounting

The Group designates certain hedging instruments as cash flow hedges. At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedges. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued prospectively when the Group revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instruments that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

o.	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable take into account of estimated customer returns, rebates and other similar allowances.

1)	Sale of goods and real estate properties

Revenue from the sale of goods and real estate properties is recognized when the goods and real estate properties are delivered and titles have passed, at the time all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods and real estate properties;

•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods and real estate properties sold;

•	The amount of revenue can be reliably measured;

•	It is probable that the economic benefits associated with the transaction will flow to the Group; and

•	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

2)	Rendering of services

Service income is recognized when services are rendered.

3)	Dividend and interest income

Dividend income from investments and interest income from financial assets are recognized when they are probable that the economic benefits will flow to the Group and the amount of income can be reliably measured. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

p.	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Group as lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheets as a finance lease obligation.

Operating lease payments are recognized as expenses on a straight-line basis over the lease term.

q.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other than stated above, all other borrowing costs are recognized in profit or loss in the period in which they are incurred.

r.	Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated financial statements and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

s.	Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as expenses when employees have rendered services entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and past service cost) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Group’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

t.	Employee share options

Employee share options granted to employees are measured at the fair value at the grant date. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group’s best estimate of the number of options that are expected to ultimately vest, with a corresponding increase in capital surplus - employee share options and non-controlling interests. It is recognized as an expense in full at the grant date if vesting immediately.

At each balance sheet date, the Group reviews its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options and non-controlling interests.

u.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

1)	Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry-forward and unused tax credits for purchases of machinery and equipment to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amounts of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of deferred tax assets to be utilized. A previously unrecognized deferred tax asset is also reviewed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which assets are realized or the liabilities are settled. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

3)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 4, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from cash-generating units and suitable discount rates in order to calculate its present value. When the actual future cash flows are less than expected, a material impairment loss may arise.

Impairment of Tangible and Intangible Assets Other than Goodwill

In evaluating the impairment of tangible and intangible assets other than goodwill, the Group is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of its usage patterns and the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges in future periods.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value and the net realizable value of inventory at balance sheet date is determined based on Group’s judgments and estimates.

Due to the rapid technology changes, the Group estimates the net realizable value of inventory for obsolescent and unmarketable items at balance sheet date and then writes down the cost of inventories to net realizable value. There may be significant changes in the net realizable value of inventories due to assumptions of future demand within a specific time period.

Income Taxes

The reliability of deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

Recognition and Measurement of Defined Benefit Plans

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise discount rates and expected rates of salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

Fair value measurements and valuation processes of Derivatives and Other Financial Instruments

As disclosed in Note 30, the Group’s management uses its judgments applying appropriate valuation techniques commonly applied by market practitioners. The assumptions applied are based on observable quoted market prices, foreign exchange rates and interest rates to the extent it is available. The fair value of unquoted equity instruments is estimated based on the assumptions supported by unobservable market prices and interest rates which are disclosed in Note 30. The Group’s management believes that the valuation techniques and the assumptions applied are appropriate in determining the fair value of financial instruments.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2015	2014
	NT$	NT$

Cash on hand	$8,806	$9,953
Checking accounts and demand deposits	50,291,823	43,059,911
Cash equivalent	4,950,552	8,624,546

	$55,251,181	$51,694,410

Cash equivalents include time deposits that are of a short maturity of three months or less from the date of acquisitions, and are highly liquid, readily convertible to known amounts in cash and the risk of changes in values is insignificant. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investments or other purposes.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2015	2014
	NT$	NT$

Financial assets designated as at FVTPL

Structured time deposits	$1,646,357	$2,376,050
Private-placement convertible bonds	100,500	100,500

	1,746,857	2,476,550

Financial assets held for trading

Swap contracts	1,452,611	1,907,705
Open-end mutual funds	573,242	533,425
Quoted shares	37,058	43,352
Forward exchange contracts	18,913	27,811
Foreign currency option contracts	5,020	-
	2,086,844	2,512,293

	$3,833,701	$4,988,843

Financial liabilities held for trading

Conversion option, redemption option and put option of convertible bonds (Note 18)	$2,632,565	$2,520,606
Swap contracts	290,176	99,165
Forward exchange contracts	69,207	31,581
Foreign currency option contracts	13,659	-
Interest rate swap contracts	119	-

	$3,005,726	$2,651,352

The Group invested in structured time deposits and in private-placement convertible bonds, and all included embedded derivative instruments which are not closely related to the host contracts. The Group designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2015

Sell NT$/Buy US$	2016.01~2016.12	NT$57,554,138/US$1,802,834
Sell US$/Buy CNY	2016.01~2016.03	US$353,881/CNY 2,255,872
Sell US$/Buy JPY	2016.03	US$67,125/JPY 8,240,000
Sell US$/Buy NT$	2016.01	US$91,750/NT$ 3,005,494

(Continued)

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2014

Sell NT$/Buy US$	2015.01-2015.12	NT$36,199,735/US$1,209,000
Sell US$/Buy NT$	2015.01-2015.02	US$132,100/NT$4,149,958
Sell US$/Buy JPY	2015.01	US$72,248/JPY8,450,000
Sell US$/Buy CNY	2015.01-2015.06	US$80,000/CNY503,452
Sell CNY/Buy US$	2015.03	CNY217,288/US$35,000

(Concluded)

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2015

Sell NT$/Buy US$	2016.02	NT$325,400/US$10,000
Sell US$/Buy CNY	2016.01~2016.03	US$121,000/CNY780,252
Sell US$/Buy JPY	2016.01	US$14,000/JPY1,713,388
Sell US$/Buy KRW	2016.01	US$8,000/KRW9,420,350
Sell US$/Buy MYR	2016.01~2016.02	US$6,000/MYR25,525
Sell US$/Buy NT$	2016.01~2016.03	US$155,000/NT$5,088,230
Sell US$/Buy SGD	2016.01~2016.02	US$11,400/SGD16,079

December 31, 2014

Sell US$/Buy NT$	2015.01	US$14,000/NT$438,434
Sell US$/Buy CNY	2015.01-2015.03	US$127,000/CNY785,683
Sell US$/Buy MYR	2015.01-2015.02	US$6,000/MYR20,860
Sell US$/Buy SGD	2015.01-2015.02	US$11,700/SGD15,211
Sell US$/Buy JPY	2015.01-2015.04	US$18,385/JPY2,177,800

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2015

Buy US$ Call/CNY Put	2016.01~2017.08 (Note)	US$2,000/CNY13,800
Buy US$ Put/CNY Call	2016.03 (Note)	US$20,000/CNY131,600
Sell US$ Put/CNY Call	2016.01~2017.08 (Note)	US$1,000/CNY6,900

Note:	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts, or the contracts will be early terminated or both parties will have no obligation to settle the contracts when the specific criteria is met.

At each balance sheet date, the outstanding interest rate swap contracts not accounted for hedge accounting were as follows:

Maturity Period	Notional Amounts (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2015

2016.10	NT$1,000,000	4.6% (Fixed)	0.0%~5.0% (Floating)

8.       AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2015	2014
	NT$	NT$

Limited partnership	$476,612	$555,361
Unquoted ordinary shares	249,217	211,726
Quoted ordinary shares	197,580	195,070
Open-end mutual funds	16,037	1,500,434
Unquoted preferred shares	15,260	11,779
	954,706	2,474,370
Current	30,344	1,533,265

Non-current	$924,362	$941,105

9.	TRADE RECEIVABLES, NET

	December 31
	2015	2014
	NT$	NT$

Trade receivables	$45,014,393	$53,004,955
Less: Allowance for doubtful debts	82,906	84,145

Trade receivables, net	$44,931,487	$52,920,810

a.	Trade receivables

The Group’s average credit terms were 30 to 90 days. Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

As of December 31, 2015 and 2014, except that the Group’s five largest customers accounted for 26% and 30% of accounts receivable, respectively, the concentration of credit risk is insignificant for the remaining accounts receivable.

Aging of receivables

	December 31
	2015	2014
	NT$	NT$

Not past due	$40,409,227	$47,387,888
1 to 30 days	3,901,300	5,222,943
31 to 90 days	495,664	306,052
More than 91 days	208,202	88,072

Total	$45,014,393	$53,004,955

The above aging schedule was based on he past due date.

Age of receivables that are past due but not impaired

	December 31
	2015	2014
	NT$	NT$

Less than 30 days	$3,086,796	$5,191,521
31 to 90 days	344,265	131,247
More than 91 days	-	1,407

Total	$3,431,061	$5,324,175

The above aging schedule was based on the past due date.

Except for those impaired, the Group had not provided an allowance for doubtful debts on trade receivables at each balance sheet date since there has not been a significant change in credit quality and the amounts were still considered collectible. The Group did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by the Group to counterparties.

Movement of the allowance for doubtful trade receivables

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2015	$28,305	$55,840	$84,145
Impairment losses recognized (reversed)	18,816	(10,584)	8,232
Amount written off during the period as uncollectible	(7,617)	(209)	(7,826)
Effect of foreign currency exchange	(458)	(1,187)	(1,645)

Balance at December 31, 2015	$39,046	$43,860	$82,906

(Continued)

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2014	$26,885	$41,235	$68,120
Impairment losses recognized	2,875	15,156	18,031
Amount written off during the period as uncollectible	(891)	(917)	(1,808)
Effect of foreign currency exchange	(564)	366	(198)

Balance at December 31, 2014	$28,305	$55,840	$84,145

(Concluded)

b.	Transfers of financial assets

Factored trade receivables of the Company were as follows:

Counterparties	Receivables Sold (In Thousands)	Amounts Collected (In Thousands)	Advances Received At Year-end (In Thousands)	Interest Rates on Advances Received (%)	Credit Line (In Thousands)

Year ended December 31, 2015
Citi bank	US$ 78,804	US$ 36,955	US$ 41,849	1.30%	US$ 92,000

Year ended December 31, 2014
Citi bank	US$ 103,744	US$ 103,744	-	-	US$ 92,000

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Company, while losses from credit risk should be borne by the banks. The Company also issued promissory notes to the banks for commercial disputes which remained undrawn since. The promissory notes both amounted to US$5,000 thousand as of December 31, 2015 and 2014, respectively. As of December 31, 2015, there was no significant losses from commercial disputes in the past and the Company does not expect any significant commercial dispute losses in the foreseeable future.

10.	INVENTORIES

	December 31
	2015	2014
	NT$	NT$

Finished goods	$10,012,182	$6,568,459
Work in process	1,692,346	2,064,377
Raw materials	9,672,894	10,155,006
Supplies	852,251	797,353
Raw materials and supplies in transit	1,028,606	577,898

	$23,258,279	$20,163,093

The cost of inventories recognized as operating costs for the years ended December 31, 2015 and 2014 were NT$233,165,722 thousand and NT$202,960,428 thousand, respectively, which included write-downs of inventories at NT$352,011 thousand and NT$601,726 thousand, respectively.

11.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31
	2015	2014
	NT$	NT$

Land and buildings held for sale	$5,431	$5,558
Construction in progress (Note 16)	23,956,678	22,242,065
Land held for construction	1,751,429	1,738,855

	$25,713,538	$23,986,478

Land and buildings held for sale located in Shanghai Zhangjiang was completed and subsequently sold. Construction in progress is mainly located on Caobao Road and Hutai Road in Shanghai, China and Lidu Road and Xinhong Road in Kun Shan, China. The capitalized borrowing costs for the years ended December 31, 2015 and 2014 is disclosed in Note 22.

As of December 31, 2015 and 2014, inventories related to real estate business of NT$24,837,046 thousand and NT$23,697,339 thousand, respectively, are expected to be recovered longer than twelve months.

Refer to Note 32 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2015	2014
	NT$	NT$

Investments in associates	$36,809,068	$1,492,441
Investments in joint ventures	613,841	-

	$37,422,909	$1,492,441

a.	Investments in associates

1)	Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount as of December 31
Name of Associate	Main Business	Operating Location	2015	2014
			NT$	NT$
Material associate
Siliconware Precision Industries Co., Ltd. (“SPIL”)	Engaged in assembly, testing and turnkey services of integrated circuits	ROC	$35,423,058	$-
Associates that are not individually material
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	ROC	1,313,499	1,351,400
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	332,444	342,138
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in integrated circuit	ROC	40,216	99,052
			37,109,217	1,792,590
	Less: Deferred gain on transfer of land		300,149	300,149

			$36,809,068	$1,492,441

2)	At each balance sheet date, the percentages of ownership held by the Group were as follows:

	December 31
	2015	2014

SPIL	24.99%	-
HC	26.22%	26.22%
AMPI	18.24%	18.24%
HCK	27.31%	27.31%

3)	In September 2015, the Company acquired 725,749 thousand ordinary shares and 10,650 thousand units of ADS (one ADS represents five ordinary shares) of SPIL at NT$45 per ordinary share. The percentage of ownership was 24.99% and, as a result, the Company obtained significant influence over SPIL. As of December 31, 2015, the Company has not completed the calculation of the difference between the cost of the investment and the Company’s share of the net fair value of SPIL’s identifiable assets and liabilities.

In December 2015, the Company’s board of directors resolved to purchase additional ordinary shares (including ordinary shares represented by ADS) of SPIL up to 770,000 thousand shares, accounting for approximately 24.71% of the outstanding ordinary shares of SPIL, through a tender offer for a consideration of NT$55 per ordinary share and NT$275 per ADS from December 29, 2015 to February 16, 2016. Since the Fair Trade Commission of the ROC is still reviewing the application for the combination between the Company and SPIL, the Company has extended the period of the tender offer from February 16, 2016 to March 17, 2016.

4)	In January 2014, the Company acquired additional ordinary shares of AMPI in a private placement and, as a result, obtained significant influence over AMPI. The private-placement ordinary shares were restricted for disposal during a 3-year lock-up period.

5)	Fair values (Level 1 inputs in terms of IFRS 13) of investments in associates with available published price quotation are summarized as follows:

	December 31
	2015	2014
	NT$	NT$

SPIL	$40,741,700	$-
HC	$1,149,549	$1,427,499
AMPI	$104,255	$184,862

6)	Summarized financial information in respect of the Group’s material associate is set out below. The summarized financial information below represents amounts shown in SPIL’s consolidated financial statements prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IFRSs as endorsed by the FSC, and adjusted by the Group for equity accounting purposes.

December 31, 2015
NT$

Current assets	$48,785,212
Non-current assets	74,460,018
Current liabilities	(30,677,239)
Non-current liabilities	(21,967,349)

Equity	$70,600,642

Proportion of the Group’s ownership interest in SPIL	24.99%

Equity attributable to the Group	$17,643,100
The difference between investment cost and net equity	17,779,958

Carrying amount of the Group’s ownership interest in SPIL	$35,423,058

For the Year Ended December 31, 2015
NT$

Operating revenue	$82,839,922

Net profit for the year	$8,762,257
Other comprehensive loss for the year	(906,053)

Total comprehensive income for the year	$7,856,204

The investments accounted for using the equity method and the share of profit or loss and other comprehensive income of the investments in associates for the years ended December 31, 2015 and 2014 was based on the associates’ financial statements audited by the auditors for the same years.

7)	Aggregate information of associates that are not individually material

	For the Year Ended December 31
	2015	2014
	NT$	NT$

The Group’s share of:
Net profit for the year	$115,857	$147,085
Other comprehensive income (loss) for the year	(2,916)	234,125

Total comprehensive income for the year	$112,941	$381,210

b.	Investments in joint ventures

1)	Investment in joint ventures that are not individually material accounted for using the equity method consisted of the following:

			December 31, 2015
Name of Joint Venture	Main Business	Operating Location	Percentages of Ownership	Carrying Amount
				NT$

ASE Embedded Electronics Inc. (“ASEEE”)	Engaged in the production of embedded substrate	ROC	51.00%	$613,841

In May 2015, the Group and TDK Corporation (“TDK”) entered into an agreement to establish a joint venture to invest in ASEEE. In August 2015, the Croup invested NT$618,097 thousand for 51.00% shareholding in ASEEE. According to the joint arrangement, the Group and TDK must act together to direct the relevant operating activities and, as a result, the Group does not control ASEEE. The investment in ASEEE is accounted for using the equity method.

2)	Aggregate information of joint venture that is not individually material

For the Year Ended December 31, 2015
NT$

The Group’s share of:
Net loss for the year	$(4,274)
Other comprehensive income for the year	-

Total comprehensive loss for the year	$(4,274)

The investments accounted for using the equity method and the share of profit or loss and other comprehensive income for the investments in joint ventures for the year ended December 31, 2015 was based on ASEEE’s financial statements audited by the auditors for the same year.

13.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2015	2014
	NT$	NT$

Land	$3,381,300	$3,348,018
Buildings and improvements	59,801,054	56,395,710
Machinery and equipment	78,715,309	84,171,647
Other equipment	1,814,994	1,816,687
Construction in progress and machinery in transit	6,284,418	5,855,053

	$149,997,075	$151,587,115

For the year ended December 31, 2015

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2015	$3,348,018	$86,725,254	$233,669,627	$7,182,574	$5,862,217	$336,787,690
Additions	-	132,584	553,496	401,417	27,193,324	28,280,821
Disposals	-	(405,040)	(8,041,933)	(232,555)	(20,711)	(8,700,239)
Reclassification	-	8,579,472	18,054,712	389,783	(26,893,158)	130,809
Effect of foreign currency exchange differences	33,282	(584,338)	(952,295)	(18,811)	256,088	(1,266,074)

Balance at December 31, 2015	$3,381,300	$94,447,932	$243,283,607	$7,722,408	$6,397,760	$355,233,007

Accumulated depreciation and impairment

Balance at January 1, 2015	$-	$30,329,544	$149,497,980	$5,365,887	$7,164	$185,200,575
Depreciation expense	-	4,790,646	23,372,408	775,716	-	28,938,770
Impairment losses recognized	-	120,424	31,116	-	106,589	258,129
Disposals	-	(308,895)	(7,838,937)	(224,509)	-	(8,372,341)
Reclassification	-	5,704	(11,920)	3,008	-	(3,208)
Effect of foreign currency exchange differences	-	(290,545)	(482,349)	(12,688)	(411)	(785,993)

Balance at December 31, 2015	$-	$34,646,878	$164,568,298	$5,907,414	$113,342	$205,235,932

For the year ended December 31, 2014

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2014	$3,295,758	$70,593,537	$208,351,905	$6,384,589	$7,009,702	$295,635,491
Additions	-	1,246,123	1,140,822	572,766	40,488,876	43,448,587
Disposals	-	(299,515)	(8,188,532)	(447,047)	(56,209)	(8,991,303)
Reclassification	-	12,683,476	27,935,525	395,115	(41,044,364)	(30,248)
Effect of foreign currency exchange differences	52,260	2,501,633	4,429,907	277,151	(535,788)	6,725,163

Balance at December 31, 2014	$3,348,018	$86,725,254	$233,669,627	$7,182,574	$5,862,217	$336,787,690

Accumulated depreciation and impairment

Balance at January 1, 2014	$-	$25,826,936	$133,266,723	$5,044,501	$-	$164,138,160
Depreciation expense	-	3,980,337	21,180,214	644,491	-	25,805,042
Impairment losses recognized	-	79,124	211,466	-	7,164	297,754
Disposals	-	(248,477)	(7,786,216)	(433,863)	-	(8,468,556)
Reclassification	-	7,459	(7,122)	(7,907)	-	(7,570)
Effect of foreign currency exchange differences	-	684,165	2,632,915	118,665	-	3,435,745

Balance at December 31, 2014	$-	$30,329,544	$149,497,980	$5,365,887	$7,164	$185,200,575

Due to the Group’s operation plans and production demands, the Group believed that a portion of property, plant and equipment used in packaging segment, testing segment, EMS segment and other segment was not used and recognized an impairment loss of NT$258,129 thousand and NT$297,754 thousand under the line item of other gains, net in the consolidated statements of comprehensive income for the years ended December 31, 2015 and 2014, respectively. The recoverable amount of a portion of the impaired property, plant and equipment is determined by its fair value less costs of disposal, of which the fair value is based on the recent quoted prices of assets with similar age and obsolescence that provided by the vendors in secondary market. The recent quoted prices of assets are a Level 3 input in terms of IFRS 13 because the secondary market is not very active. The recoverable amount of the other portion of the impaired property, plant and equipment is determined on the basis of its value in use which was zero due to the Group’s expectation to derive no cash flows from these assets.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Other equipment	2-20 years

The capitalized borrowing costs for the years ended December 31, 2015 and 2014 are disclosed in Note 22.

14.	GOODWILL

	Cost	Accumulated impairment	Carrying value
	NT$	NT$	NT$

Balance at January 1, 2015	$12,434,411	$1,988,996	$10,445,415
Effect of foreign currency exchange differences	61,104	-	61,104

Balance at December 31, 2015	$12,495,515	$1,988,996	$10,506,519

Balance at January 1, 2014	$12,336,816	$1,988,996	$10,347,820
Effect of foreign currency exchange differences	97,595	-	97,595

Balance at December 31, 2014	$12,434,411	$1,988,996	$10,445,415

a.	Allocating goodwill to cash-generating units

Goodwill had been allocated to the following cash-generating units for impairment testing purposes: packaging segment, testing segment, EMS segment and other segment. The carrying amount of goodwill allocated to cash-generating units was as follows:

	December 31
	2015	2014
Cash-generating units	NT$	NT$

Testing segment	$7,890,525	$7,846,460
Others	2,615,994	2,598,955

	$10,506,519	$10,445,415

b.	Impairment assessment

At the end of each year, the Group performs impairment assessment by reviewing the recoverable amounts based on value in use calculation which incorporates cash flow projections covering a five-year period. The cash flows beyond that five-year period have been extrapolated using a steady 2% per annum growth rate. In assessing value in use, the estimated future cash flows are discounted to their present value using annual discount rates. For the years ended December 31, 2015 and 2014, the Group did not recognize impairment loss on goodwill.

The key assumptions used in the value in use calculations are growth rates for operating revenue and discount rates. Growth rates for operating revenue are based on the revenue forecast for the Group and the market as well as our historical experience. The discount rates were 8.67%- 10.71% and 9.70%-11.50% as of December 31, 2015 and 2014, respectively

Management believed that any reasonably possible change in the key assumptions on which recoverable amount was based would not cause the aggregate carrying amount of the cash-generating unit to exceed its aggregate recoverable amount significantly.

15.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2015	2014
	NT$	NT$

Customer relationships	$274,402	$501,501
Computer software	953,322	798,127
Others	154,369	168,243

	$1,382,093	$1,467,871

For the year ended December 31, 2015

	Customer relationships	Computer software	Others	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2015	$1,579,015	$2,882,932	$2,323,547	$6,785,494
Additions	-	481,412	9,723	491,135
Disposals or derecognization	(663,379)	(8,426)	(1,984,118)	(2,655,923)
Reclassification	-	12,360	-	12,360
Effect of foreign currency exchange differences	-	(29,918)	(1,732)	(31,650)

Balance at December 31, 2015	$915,636	$3,338,360	$347,420	$4,601,416

Accumulated amortization

Balance at January 1, 2015	$1,077,514	$2,084,804	$2,155,305	$5,317,623
Amortization expense	227,099	325,856	26,939	579,894
Disposals or derecognization	(663,379)	(7,402)	(1,983,914)	(2,654,695)
Reclassification	-	3,190	-	3,190
Effect of foreign currency exchange differences	-	(21,410)	(5,279)	(26,689)

Balance at December 31, 2015	$641,234	$2,385,038	$193,051	$3,219,323

For the year ended December 31, 2014

	Customer relationships	Computer software	Others	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2014	$1,579,015	$3,679,835	$2,304,655	$7,563,505
Additions	-	375,623	20,843	396,466
Disposals or derecognization	-	(1,232,757)	(6,406)	(1,239,163)
Reclassification	-	6,228	-	6,228
Effect of foreign currency exchange differences	-	54,002	4,456	58,458

Balance at December 31, 2014	$1,579,015	$2,882,931	$2,323,548	$6,785,494

Accumulated amortization

Balance at January 1, 2014	$924,194	$3,002,828	$2,030,659	$5,957,681
Amortization expense	153,320	269,375	123,039	545,734
Disposals or derecognization	-	(1,227,346)	-	(1,227,346)
Reclassification	-	2,516	-	2,516
Effect of foreign currency exchange differences	-	37,431	1,607	39,038

Balance at December 31, 2014	$1,077,514	$2,084,804	$2,155,305	$5,317,623

Each class of other intangible assets, except a portion of customer relationships amortized based on the pattern in which the economic benefits are consumed, were amortized on the straight-line basis over the following useful lives:

Customer relationships	11 years
Computer software	2-5 years
Others	5-32 years

16.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represent land use right located in China with periods for use from 50 to 70 years. As of December 31, 2015 and 2014, the carrying amount of the land use right which the Group was in the process of obtaining the certificates was nil and NT$17,594 thousand, respectively. During 2014, the land use right located in China which the Group obtained the certificates was reclassified from long-term prepayments for lease to construction in progress under inventories related to real estate business.

17.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.57%-5.78% and 0.81%-6.00% as of December 31, 2015 and 2014, respectively.

b.	Short-term bills payable

Short-term bills payable outstanding as of December 31, 2015 represented commercial papers NT$4,350,000 thousand less unamortized discounts of NT$1,946 thousand with annual interest rate at

0.78%. The commercial papers were secured by China Bills Finance Corporation and Mega Bills Finance Corporation.

c.	Long-term borrowings

1)	Bank loans

As of December 31, 2015 and 2014, the long-term bank loans with fixed interest rates were NT$1,500,000 thousand and NT$1,192,975 thousand, respectively, with annual interest rates at 1.17% and 1.10%-6.15%, respectively. The long-term bank loans with fixed interest rate will be repayable in December 2018. As of December 31, 2015 and 2014, the current portion of long-term bank loans with fixed interest rates were nil and NT$116,876 thousand, respectively. The others were long-term bank loans with floating interest rate and consisted of the followings:

	December 31
	2015	2014
	NT$	NT$

Working capital bank loans
Syndicated bank loans - repayable through April 2016 to July 2018, annual interest rates were 1.56%-1.92% and 0.90%-1.83% as of December 31, 2015 and 2014, respectively	$12,159,037	$10,760,548
Others - repayable through June 2016 to August 2019, annual interest rates were 0.90%-3.98% and 1.03%-3.74% as of December 31, 2015 and 2014, respectively	25,660,638	12,479,650
Mortgage loans
Repayable through July 2016 to June 2023, annual interest rates were 4.95%-5.39% and 6.77% as of December 31, 2015 and 2014, respectively	3,251,139	2,534,483
	41,070,814	25,774,681
Less: unamortized arrangement fee	18,670	32,225
	41,052,144	25,742,456
Less: current portion	2,057,465	2,714,131

	$38,994,679	$23,028,325

Pursuant to the above syndicated bank loans agreements, the Company and some of its subsidiaries should maintain certain financial covenants including current ratio, leverage ratio, tangible net assets and interest coverage ratio. Such financial ratios are calculated based on the Group’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements or subsidiaries’ annual audited financial statements. The Company and its subsidiaries were in compliance with all of the loan covenants as of December 31, 2015 and 2014.

The Group had sufficient long term credit facility obtained before December 31, 2015 to refinance a portion of loans on a long-term basis. Therefore, NT$2,105,883 thousand was not classified as current portion of long-term borrowings as of December 31, 2015.

2)	Bills payable

Long-term bills payable represented unsecured commercial paper NT$2,000,000 thousand less unamortized discounts of NT$1,011 thousand with annual interest rate at 1.03% as of December 31, 2015. The commercial paper contract was entered into with Ta Ching Bills Finance Corporation and the duration is 3 years.

18.	BONDS PAYABLE

	December 31
	2015	2014
	NT$	NT$

Secured domestic bonds - secured by banks
Repayable at maturity in August 2016 and interest due annually with annual interest rate 1.45%	$8,000,000	$8,000,000
Unsecured convertible overseas bonds
US$400,000 thousand	13,130,000	12,660,000
US$200,000 thousand (linked to New Taiwan dollar)	6,185,600	-
Secured overseas bonds - secured by the Company
US$300,000 thousand, repayable at maturity in July 2017; interest due semi-annually with annual interest rate 2.125%	9,847,500	9,495,000
CNY500,000 thousand, repayable at maturity in September 2016 and interest due semi-annually with annual interest rate 4.25%	2,527,489	2,586,207
	39,690,589	32,741,207
Less: discounts on bonds payable	1,264,339	1,471,076
	38,426,250	31,270,131
Less: current portion	14,685,866	-

	$23,740,384	$31,270,131

The Group had sufficient long term credit facility obtained before December 31, 2015 to refinance a portion of the bonds payable on a long-term basis. Therefore, NT$8,000,000 thousand was not classified as current portion of bonds payable as of December 31, 2015.

a.	In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand. The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof. Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert the Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2015 and 2014, the conversion price was NT$30.28 and NT$31.93, respectively.

The Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after the third anniversary of the offering date provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) on the third anniversary of the offering date, (2) in the event of a change of control, or (3) in the event of delisting.

The Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, redemption option and put option (collectively the “Bonds Options”) aggregately recognized as financial liabilities at FVTPL. The effective interest rate of the debt host contract was 3.16% and the aggregate fair value of the Bonds Options was NT$1,667,950 thousand on initial recognition.

b.	In July 2015, the Company offered the forth unsecured convertible overseas bonds (the “Currency Linked Bonds”) in US$200,000 thousand. The Currency Linked Bonds is zero coupon bonds with the maturity of 2.75 years, in denominations of US$200 thousand or in any integral multiples thereof. Repayment, redemption and put amount denominated in U.S. dollar will be converted into New Taiwan dollar amount using a fixed exchange rate of US$1 to NT$30.928 (the “Fixed Exchange Rate”) and then converted back to U.S. dollar amount using the applicable prevailing rate at the time of repayment, redemption or put. Each holder of the Currency Linked Bonds has the right at any time on or after August 11, 2015 and up to (and including) March 17, 2018, except during legal lock-up period, to convert the Currency Linked Bonds into common shares at the conversion price NT$54.55, determined on the basis of the Fixed Exchange Rate. The Company’s treasury shares will be available for delivery upon conversion of the Currency Linked Bonds. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2015, the conversion price was NT$51.73.

The Currency Linked Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after March 19, 2018 provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 out of 30 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Currency Linked Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Currency Linked Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Currency Linked Bonds (1) in the event of a change of control, or (2) in the event of delisting.

The Currency Linked Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, recognized as capital surplus. The effective interest rate of the debt host contract was 1.58% and the fair value of the conversion option was NT$214,022 thousand on initial recognition.

c.	To focus on corporate sustainability and to carry out the commitment to environmental protection and energy conservation, Anstock II Limited, a subsidiary the Company 100% owned, offered overseas bonds in US$300,000 thousand with the maturity of 3 years and annual interest rate of 2.125% (the “Green Bonds”) in July 2014. The Green Bonds are unconditionally and irrevocably guaranteed by the Company and the proceeds will be used to fund certain eligible projects to promote the Group’s transition to low-carbon and climate resilient growth.

19.	OTHER PAYABLES

	December 31
	2015	2014
	NT$	NT$

Payables for property, plant and equipment	$4,782,357	$7,097,129
Accrued salary and bonus	5,826,982	5,550,040
Accrued bonus to employees or employees’ compensation and remuneration to directors and supervisors	2,270,608	2,602,796
Accrued employee insurance	599,218	572,259
Accrued utilities	466,956	495,404
Accrued legal settlement fee	-	814,185
Others	5,248,697	5,232,703

	$19,194,818	$22,364,516

The Company and its subsidiary, ASE US, reached the final settlement agreement with Tessera Inc. (“Tessera”) in October 2014 to resolve the patent infringement lawsuit, and Tessera has dismissed all claims against the Company and ASE US. The final settlement amount was NT$814,185 thousand (US$27,000 thousand as resolved in the final settlement agreement in October 2014) and paid in January 2015.

20.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

1)	The pension plan under the ROC Labor Pension Act (“LPA”) for the Group’s ROC resident employees is a government-managed defined contribution plan. Based on the LPA, the Company and its subsidiaries in Taiwan makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

2)	The subsidiaries located in China, U.S.A., Malaysia, Singapore and Mexico also make contributions at various ranges according to relevant local regulations.

b.	Defined benefit plans

1)	The Company and its subsidiaries in Taiwan joined the defined benefit pension plan under the ROC Labor Standards Law (“LS Law”) operated by the government. Pension benefits are calculated on the basis of the length of service and average monthly salaries of the last six months before retirement. The Company and its subsidiaries in Taiwan make contributions based on a certain percentage of their domestic employees monthly salaries to a pension fund administered by the pension fund monitoring committee. Pension contributions are deposited in the Bank of Taiwan in the committee’s name and are managed by the Bureau of Labor Funds, Ministry of Labor (“the Bureau”); the Group has no right to influence the investment policy and strategy. Before the end of each year, the Group assesses the balance in the pension fund. If the amount of the balance in the pension fund is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Group is required to fund the difference in one appropriation that should be made before the end of March of the next year.

2)	ASE Japan has a pension plan under which eligible employees with more than ten years of service are entitled to receive pension benefits based on their length of service and salaries at the time of termination of employment. ASE Japan makes contributions based on a certain amount of pension cost to employees.

ASE Korea also has a pension plan under which eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and salaries at the time of termination. ASE Korea makes contributions based on a certain percentage of pension cost to an external financial institution administered by the management and in the names of employees.

3)	ASE Inc., ASE Test, Inc. and ASE Electronics Inc. maintain pension plans for executive managers. Pension costs under the plans were NT$2,302 thousand and NT$16,645 thousand for the years ended December 31, 2015 and 2014, respectively. Pension payments were NT$2,549 thousand and NT$25,315 thousand for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, accrued pension liabilities for executive managers were NT$199,595 thousand and NT$199,842 thousand, respectively.

4)	The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method.

Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	December 31
	2015	2014

Discount rates	0.15%-3.48%	0.12%-4.03%
Expected rates of salary increase	2.00%-4.57%	2.00%-4.70%

5)	An analysis by function of the amounts recognized in profit or loss in respect of the defined benefit plans excluding those for executive managers was as follows:

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Operating cost	$319,151	$345,309
Selling and marketing expenses	10,160	11,448
General and administrative expenses	43,753	35,867
Research and development expenses	38,124	36,526

	$411,188	$429,150

6)	For the years ended December 31, 2015 and 2014, the Group recognized actuarial loss of NT$51,909 thousand and NT$5,207 thousand (adjusted) in other comprehensive loss, respectively. As of December 31, 2015 and 2014, the accumulated actuarial loss of NT$420,111 thousand and NT$333,894 thousand (adjusted) were recognized in other comprehensive loss, and NT$7,931 thousand and NT$4,491 thousand (adjusted) were recognized in non-controlling interests, respectively.

7)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2015	2014 (Adjusted)
	NT$	NT$

Present value of funded defined benefit obligation	$7,973,676	$7,674,293
Fair value of plan assets	(3,973,729)	(3,502,487)
Present value of unfunded defined benefit obligation	3,999,947	4,171,806
Recorded under others payables	(138,959)	(1,028)
Recorded under prepaid pension cost	11,910	11,910

Net defined benefit liability	$3,872,898	$4,182,688

Movements in net defined benefit liability (asset) were as follows:

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	NT$	NT$	NT$

Balance at January 1, 2015	$7,674,293	$(3,502,487)	$4,171,806
Service cost
Current service cost	335,655	-	335,655
Net interest expense (income)	183,889	(108,356)	75,533
Recognized in profit or loss	519,544	(108,356)	411,188

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	12,426	12,426
Actuarial loss arising from changes in financial assumptions	309,695	-	309,695
Actuarial gain arising from experience adjustments	(243,363)	-	(243,363)
Actuarial gain arising from changes in demographic assumptions	(15,847)	-	(15,847)
Recognized in other comprehensive income	50,485	12,426	62,911

Contributions from the employer	-	(611,581)	(611,581)
Benefits paid from the pension fund	(192,928)	192,928	-
Benefits paid from the Group	(43,088)	-	(43,088)
Exchange differences on foreign plans	(34,630)	43,341	8,711

Balance at December 31, 2015	$7,973,676	$(3,973,729)	$3,999,947

Balance at January 1, 2014	$7,472,145	$(3,118,804)	$4,353,341
Service cost
Current service cost	327,707	-	327,707
Past service cost	22,036	-	22,036
Net interest expense (income)	189,043	(109,636)	79,407
Recognized in profit or loss	538,786	(109,636)	429,150
Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	29,338	29,338
Actuarial gain arising from changes in financial assumptions	(46,913)	-	(46,913)
Actuarial loss arising from experience adjustments	38,516	-	38,516

(Continued)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	NT$	NT$	NT$

Actuarial loss arising from changes in demographic assumptions	7,204	-	7,204
Recognized in other comprehensive income	(1,193)	29,338	28,145

Contributions from the employer	-	(556,555)	(556,555)
Benefits paid from the pension fund	(292,996)	292,996	-
Benefits paid from the Group	(16,237)	-	(16,237)
Exchange differences on foreign plans	(26,212)	(39,826)	(66,038)

Balance at December 31, 2014	$7,674,293	$(3,502,487)	$4,171,806

(Concluded)

8)	The fair value of the plan assets by major categories at each balance sheet date was as follows:

	December 31
	2015	2014
	NT$	NT$

Cash and cash equivalents	$2,090,399	$1,854,926
Debt instruments	1,020,532	691,720
Equity instruments	823,496	869,752
Others	39,302	86,089

Total	$3,973,729	$3,502,487

9)	Through the defined benefit plans under the Labor Standards Law, the Company and its subsidiaries are exposed to the following risks:

a)	Investment risk

The plan assets are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the Bureau or under the mandated management. However, in accordance with relevant regulations, the return generated by plan assets should not be below the interest rate for a 2-year time deposit with local banks.

b)	Interest risk

A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the plan’s debt investments.

c)	Salary risk

The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

10)	The management of ASE Korea is responsible for the administration of the fund and determination of the investment strategies according to related local regulations. ASE Korea is responsible for the shortfall between the fund and the defined benefit obligation. All of the plan assets are invested in the certificates of deposits.

11)	Significant actuarial assumptions for the determination of the defined obligation are discount rates and expected rates of salary increase. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

December 31, 2015
NT$

Discount Rate
0.5% higher	$(444,132)
0.5% lower	$497,046
Expected rates of salary increase
0.5% higher	$476,378
0.5% lower	$(426,130)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

12)	Maturity analysis of undiscounted pension benefit

	December 31
	2015	2014
	NT$	NT$

No later than 1 year	$247,030	$249,000
Later than 1 year and not later than 5 years	1,616,804	1,462,070
Later than 5 years	17,674,518	14,468,022

	$19,538,352	$16,179,092

The Group expects to make contributions of NT$705,384 thousand to the defined benefit plans in the next year starting from January 1, 2016.

As of December 31, 2015 and 2014, the average duration of the defined benefit obligation excluding those for executive managers of the Group was 8 to 16 years and 9 to 18 years, respectively.

21.	EQUITY

a.	Share capital

Ordinary shares

	December 31, 2015	December 31, 2014

Numbers of shares authorized (in thousands)	10,000,000	10,000,000

(Continued)

	December 31, 2015	December 31, 2014

Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000

Shares authorized	$100,000,000	$100,000,000

Shares reserved
Employee share options	$8,000,000	$8,000,000

Numbers of shares registered (in thousands)	7,902,929	7,852,538
Numbers of shares subscribed in advance (in thousands)	7,499	9,187

Number of shares issued and fully paid (in thousands)	7,910,428	7,861,725

(Concluded)

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote. As of December 31, 2015 and 2014, there were 500,000 thousand ordinary shares included in the authorized shares that were not yet required to complete the share registration process.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares. As of December 31, 2015 and 2014, 115,240 thousand and 125,731 thousand ADSs were outstanding and represented approximately 576,198 thousand and 628,657 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31
	2015	2014 (Adjusted)
	NT$	NT$

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Arising from issuance of ordinary shares	$5,479,616	$4,946,308
Arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	7,197,510	-

May be used to offset a deficit only

Arising from changes in percentage of ownership interest in subsidiaries (2)	8,489,984	9,054,328
Arising from treasury share transactions	717,355	425,004
Arising from exercised employee share options	544,112	375,448
Arising from expired employee share options	3,626	3,626

(Continued)

	December 31
	2015	2014 (Adjusted)
	NT$	NT$

May not be used for any purpose

Arising from employee share options	$1,080,590	$1,178,210
Arising from equity component of convertible bonds	214,022	-
Arising from share of changes in capital surplus of associates	30,284	30,134

	$23,757,099	$16,013,058

(Concluded)

1)	Such capital surplus may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to share capital (limited to a certain percentage of the Company’s capital surplus and once a year).

2)	Such capital surplus arises from the effect of changes in ownership interest in a subsidiary resulted from equity transactions other than actual disposal or acquisition, or from changes in capital surplus of subsidiaries accounted for by using equity method.

c.	Retained earnings and dividend policy

The Articles of Incorporation of ASE Inc. (the “Articles”) provides that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	An amount equal to the excess of the income from investments accounted for using the equity method over cash dividends as special reserve;

5)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income;

6)	Not more than 1.0% of the remainder, from 1) to 5), as remuneration to directors;

7)	Between 7.0% to 11.0% of the remainder, from 1) to 5), as bonus to employees, of which 7.0% shall be distributed in accordance with the employee bonus plan and the excess shall be distributed to specified employees at the board of directors’ discretion; and

8)	Any remainder from above as dividends to shareholders.

Employees to whom referred in 7) above include employees of subsidiaries that meet certain conditions, which are to be determined by the board of directors.

The Company is currently in the mature growth stage. To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in stock. A distribution plan is also to be made by the board of directors and passed for resolution in the shareholders’ meeting.

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. Accordingly, the Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting. For information about the accrual basis of the employee compensation and remuneration to directors and supervisors and the actual appropriations, please refer to employee benefits expense under profit before income tax in Note 22 (e).

Under Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs”, the Company should appropriate or reverse to a special reserve. Any special reserve appropriated may be reversed to the extent that the net debit balance reverses and thereafter distributed.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s capital surplus. Legal reserve may be used to offset deficits. If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s capital surplus, the excess may be transferred to capital or distributed in cash.

The appropriations of earnings for 2014 and 2013 resolved at the Company’s annual shareholders’ meetings in June 2015 and June 2014, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2014	For Year 2013	For Year 2014	For Year 2013
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$2,359,267	$1,568,907
Special reserve	-	(309,992)
Cash dividends	15,589,825	10,156,005	$2.00	$1.30

	$17,949,092	$11,414,920

d.	Special reserve appropriated in accordance with the local regulations

On January 1, 2013, the Company appropriated to the special reserve of NT$3,353,938 thousand relating to the exchange differences on translating foreign operations transferred to retained earnings in accordance with the local regulations.

e.	Accumulated other comprehensive income

1)	Exchange differences on translating foreign operations

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Balance at January 1	$4,541,761	$(525,583)
Exchange differences arising on translating foreign operations	11,459	5,065,577
Share of exchange difference of associates accounted for using the equity method	(59,650)	1,767

Balance at December 31	$4,493,570	$4,541,761

2)	Unrealized gain on available-for-sale financial assets

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Balance at January 1	$526,778	$426,246
Unrealized loss arising on revaluation of available-for-sale financial assets	(4,304)	(142,418)
Cumulative loss reclassified to profit or loss on disposal of available-for-sale financial assets	10,827	9,561
Share of unrealized gain on available-for-sale financial assets of associates accounted for using the equity method	54,818	233,389

Balance at December 31	$588,119	$526,778

3)	Cash flow hedges – for the year ended December 31, 2014

For the Years Ended December 31, 2014
NT$

Balance at January 1	$(3,279)
Gain arising on changes in the fair value of hedging instruments - Interest rate swap contracts	795
Cumulative loss arising on changes in fair value of hedging instruments reclassified to profit or loss - Interest rate swap contracts	2,484

Balance at December 31	$-

f.	Treasury shares (in thousand shares)

	Balance at			Balance at
	January 1	Addition	Decrease	December 31

2015

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	-	120,000	-	120,000

	145,883	120,000	-	265,883
2014

Shares held by subsidiaries	145,883	-	-	145,883

In February 2015, the board of directors approved to repurchase up to 120,000 thousand of the Company’s ordinary shares which will be used for equity conversion of convertible overseas bonds to be issued in the future. The Company has completed the repurchase during March 2015 and the shares repurchased accounted for 1.53% of the Company’s total issued shares. The average repurchase price was NT$44.45 per share.

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries	Carrying amount	Fair Value
	(in thousand shares)	NT$	NT$

December 31, 2015

ASE Test	88,200	$1,380,721	$3,351,618
J&R Holding	46,704	381,709	1,774,743
ASE Test, Inc.	10,979	196,677	417,193

	145,883	$1,959,107	$5,543,554

December 31, 2014

ASE Test	88,200	$1,380,721	$3,360,438
J&R Holding	46,704	381,709	1,779,413
ASE Test, Inc.	10,979	196,677	418,291

	145,883	$1,959,107	$5,558,142

Fair values of the Company’s shares held by subsidiaries are based on the closing price from an available published price quotation, which is a Level 1 input in terms of IFRS 13, at the balance sheet dates.

The Company issued ordinary shares in connection with its merger with its subsidiaries. The shares held by its subsidiaries were reclassified from investments accounted for using the equity method to treasury shares on the proportion owned by the Company.

Under the Securities and Exchange Act in the ROC, the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as rights to dividends and voting. The subsidiaries holding treasury shares, however, retain shareholders’ rights except the rights to participate in any share issuance for cash and voting.

f.	Non-controlling interests

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Balance at January 1	$8,219,097	$4,133,282
Attributable to non-controlling interests:
Share of profit for the year	970,134	645,063
Exchange difference on translating foreign operations	(74,968)	339,450
Unrealized gain (loss) on available-for-sale financial assets	3,928	(857)
Defined benefit plan actuarial losses	(3,440)	(857)
Cash capital increase of subsidiary (Note 26)	-	3,068,406
Additional non-controlling interests arising from partial disposal of subsidiaries (Note 26)	1,712,836	-
Spin-off of subsidiaries	3,535	-

(Continued)

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Non-controlling interest relating to outstanding vested share options held by the employees of subsidiaries	$904,904	$120,376
Cash dividends to non-controlling interests	(232,148)	(85,766)

Balance at December 31	$11,503,878	$8,219,097

(Concluded)

22.	PROFIT BEFORE INCOME TAX

a.	Other income

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Dividends income	$396,973	$101,252
Interest income	242,084	243,474
Government subsidy	176,721	184,525
Rental income	60,230	59,624

	$876,008	$588,875

b.	Other gains, net

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Net gain arising on financial instruments held for trading	$1,657,093	$1,266,653
Net gain on financial assets designated as at FVTPL	815,742	572,187
Foreign exchange loss, net	(713,213)	(1,221,979)
Impairment loss	(258,129)	(308,144)
Others	(64,457)	467,573

	$1,437,036	$776,290

c.	Finance costs

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Total interest expense for financial liabilities measured at amortized cost	$2,514,208	$2,548,850
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(197,287)	(100,705)
Property, plant and equipment	(48,135)	(126,203)
	2,268,786	2,321,942

(Continued)

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Loss arising on derivatives as designated hedging instruments in cash flow hedge accounting relationship reclassified from equity to profit or loss	$-	$2,484
Other finance costs	43,357	29,671

	$2,312,143	$2,354,097

(Concluded)

Information relating to the capitalized borrowing costs was as follows:

	For the Years Ended December 31
	2015	2014

Annual interest capitalization rates
Inventories related to real estate business	4.35%-6.77%	6.00%-7.21%
Property, plant and equipment	0.75%-6.15%	0.88%-6.15%

d.	Depreciation and amortization

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Property, plant and equipment	$28,938,770	$25,805,042
Intangible assets	579,894	545,734

Total	$29,518,664	$26,350,776

Summary of depreciation by function
Operating costs	$27,023,957	$24,050,546
Operating expenses	1,914,813	1,754,496

	$28,938,770	$25,805,042
Summary of amortization by function
Operating costs	$124,235	$180,719
Operating expenses	455,659	365,015

	$579,894	$545,734

e.	Employee benefits expense

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$
Post-employment benefits (Note 20)
Defined contribution plans	$1,693,060	$1,589,505
Defined benefit plans	413,490	445,795
	2,106,550	2,035,300
Equity-settled share-based payments	133,496	110,157
Salary, incentives and bonus	41,985,329	40,475,594
Other employee benefits	6,529,812	5,984,074
	$50,755,187	$48,605,125
Summary of employee benefits expense by function
Operating costs	$34,720,359	$33,243,224
Operating expenses	16,034,828	15,361,901
	$50,755,187	$48,605,125

The existing Articles of Incorporation of the Company stipulate to distribute bonus to employees and remuneration to directors and supervisors at the rates in 7%-11% and no higher than 1% from net income (net of the bonus and remuneration) , respectively (retained earnings and dividend policy in Note 21c). For the year ended December 31, 2014, the bonus to employees and the remuneration to directors and supervisors were NT$2,335,786 thousand and NT$212,344 thousand, respectively, representing 11% and 1%, respectively, of the net income (net of the bonus and remuneration).

To be in compliance with the Company Act as amended in May 2015, the amended Articles of Incorporation of the Company, as proposed by the board of directors in January 2016, stipulate to distribute employees’ compensation and remuneration to directors at the rates in 5.25%-8.25% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. For the year ended December 31, 2015, the employees’ compensation and the remuneration to directors were NT$2,033,500 thousand and NT$184,500 thousand, respectively, which were accrued based on 8.25% and 0.75% of net profit before income tax, employees’ compensation and remuneration to directors, respectively. The employees’ compensation and remuneration to directors for the year ended December 31, 2015 are subject to the resolution of the Company’s board of directors and the resolution of the amendments to the Company’s Articles of Incorporation for adoption by the shareholders in their meeting to be held in June 2016, and in addition thereto a report of such distribution shall be submitted to the shareholders’ meeting.

Material differences between such estimated amounts and the amounts proposed by the board of directors on or before the annual consolidated financial statements approved for issue are adjusted in the year the compensation and remuneration were recognized. If there is a change in the proposed amounts after the consolidated financial statements authorized for issue, the differences are recorded as a change in accounting estimate.

The bonus to employees and the remuneration to directors and supervisors for 2014 and 2013 distributed in cash resolved at the Company’s annual shareholders’ meetings in June 2015 and June 2014, respectively, were as follows:

	For Year 2014	For Year 2013
	NT$	NT$

Bonus to employees	$2,335,600	$1,587,300
Remuneration to directors and supervisors	211,200	144,000

The differences between the resolved amounts of the bonus to employees and remuneration to directors and supervisors and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2014 and 2013 was deemed changes in estimates. The difference was NT$1,330 thousand and NT$385 thousand and had been adjusted in earnings for the years ended December 31, 2015 and 2014, respectively.

Information regarding the bonus to employees and the remuneration to directors and supervisors resolved by the Company’s board of directors and the shareholders’ meeting is available on the Market Observation Post System website of the TSE.

23.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Current income tax
In respect of the current year	$4,029,076	$3,524,456
Income tax on unappropriated earnings	474,076	25,737
Adjustments for prior years	(20,719)	72,380
	4,482,433	3,622,573

Deferred income tax
In respect of the current year	436,374	571,662
Effect of foreign currency exchange differences	(58,671)	75,305
Others	(20,890)	(2,914)
	356,813	644,053

Income tax expense recognized in profit or loss	$4,839,246	$4,266,626

A reconciliation of income tax expense calculated at the statutory rate and income tax expense recognized in profit or loss was as follows:

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Profit before income tax	$25,288,253	$28,548,211

Income tax expense calculated at the statutory rate	$6,306,316	$5,104,220
Nontaxable expense in determining taxable income	161,362	126,407
Tax-exempt income	(537,987)	(623,652)
Additional income tax on unappropriated earnings	624,564	488,517
Loss carry-forward and income tax credits currently used	(1,044,954)	(1,186,565)
Remeasurement of deferred income tax assets, net	(649,336)	291,956
Adjustments for prior years’ tax	(20,719)	72,380
Land value increment tax	-	(6,637)

Income tax expense recognized in profit or loss	$4, 839,246	$4,266,626

For the years ended December 31, 2015 and 2014, the Group applied a tax rate of 17% for resident entities subject to the Income Tax Law of the ROC; for the subsidiaries located in China, the applied tax rate was 25%; and for other jurisdictions, the Group measures taxes by using the applicable tax rate for each individual jurisdiction.

As the status of 2016 appropriations of earnings is uncertain, the potential income tax consequences of 2015 unappropriated earnings are not reliably determinable.

b.	Income tax recognized directly in equity

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Deferred income tax
Employee share options	$(33)	$4,481

c.	Income tax recognized in other comprehensive income

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Deferred income tax
Actuarial loss on defined benefit plan	$11,002	$22,938

d.	Current tax assets and liabilities

	December 31
	2015	2014
	NT$	NT$

Current tax assets
Tax refund receivable	$10,984	$23,616
Prepaid income tax	157,733	41,696

	$168,717	$65,312

Current tax liabilities
Income tax payable	$4,551,785	$4,150,036

e.	Deferred tax assets and liabilities

The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.

The movements of deferred tax assets and deferred tax liabilities were as follows:

	Balance at January 1 (Adjusted)	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$

Year ended December 31, 2015

Temporary differences
Property, plant and equipment	$(2,431,855)	$(1,083,273)	$-	$-	$10,670	$(3,504,458)
Defined benefit obligation	796,642	20,398	11,002	-	17,897	845,939
FVTPL financial instruments	(170,059)	(62,152)	-	-	13	(232,198)
Others	1,166,297	229,799	-	(33)	(11,076)	1,384,987
	(638,975)	(895,228)	11,002	(33)	17,504	(1,505,730)
Loss carry-forward	519,898	812,217	-	-	(8,538)	1,323,577
Investment credits	694,082	(274,655)	-	-	(68,308)	351,119
Others	(853)	853	-	-	-	-

	$574,152	$(356,813)	$11,002	$(33)	$(59,342)	$168,966

	Balance at January 1 (Adjusted)	Recognized in Profit or Loss (Adjusted)	Recognized in Other Comprehensive Income (Adjusted)	Recognized in Equity (Adjusted)	Exchange Differences (Adjusted)	Balance at December 31 (Adjusted)
	NT$	NT$	NT$	NT$	NT$	NT$

Year ended December 31, 2014

Temporary differences
Property, plant and equipment	$(1,684,616)	$(804,082)	$-	$-	$56,843	$(2,431,855)
Defined benefit obligation	854,540	(59,807)	22,938	-	(21,029)	796,642
FVTPL financial instruments	(12,329)	(170,722)	-	-	12,992	(170,059)
Others	767,744	372,563	-	4,481	21,509	1,166,297
	(74,661)	(662,048)	22,938	4,481	70,315	(638,975)
Loss carry-forward	270,031	246,334	-	-	3,533	519,898
Investment credits	924,128	(227,486)	-	-	(2,560)	694,082
Others	-	(853)	-	-	-	(853)

	$1,119,498	$(644,053)	$22,938	$4,481	$71,288	$574,152

f.	Items for which no deferred tax assets have been recognized

Unrecognized deferred tax assets related to loss carry-forward, investment credits and deductible temporary differences were summarized as follows:

	December 31
	2015	2014
	NT$	NT$

Loss carry-forward	$666,373	$694,960
Investment credits	387,480	629,231
Deductible temporary differences	1,007,105	957,183

	$2,060,958	$2,281,374

The unrecognized loss carry-forward will expire through 2030 and the unrecognized investment credits will expire through 2018.

g.	Information about unused loss carry-forward, unused investment credits, tax-exemption and other tax relief

As of December 31, 2015, the unused loss carry-forward comprised of:

Year of Expiry	NT$

2016	$124,478
2017	318,985
2018	268,332
2019	333,284
2020 and thereafter	944,871

$1,989,950

As of December 31, 2015, unused investment credits comprised of:

		Remaining Creditable Amount
Laws and Statutes	Tax Credit Source	NT$	Expiry Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$710,863	2018
	Others	27,736	2017

		$738,599

As of December 31, 2015, profits attributable to the following expansion projects were exempted from income tax for a 3-year or 5-year period:

Tax-exemption Period

Construction and expansion of 2004 by the Company	2012.01-2016.12
Construction and expansion of 2005 by the Company	2012.01-2016.12

(Continued)

Tax-exemption Period

Construction and expansion of 2007 by the Company	2013.01-2015.12
Construction and expansion of 2008 by the Company	2014.01-2018.12
Construction and expansion of 2007 by the Company	2016.01-2020.12
Construction and expansion of 2005 by ASE Test Inc.	2011.01-2015.12
Construction and expansion of 2008 by ASE Test Inc.	2014.01-2018.12
Construction and expansion of 2009 by ASE Test Inc.	2018.01-2022.12
Construction of 2005 by ASE Electronics Inc.	2012.01-2016.12
Expansion of 2008 by ASE Electronics Inc.	2016.01-2020.12

(Concluded)

Some China subsidiaries qualify as high technology enterprises which entitle them to a reduced income tax rate of 15% and also make them eligible to deduct certain times of research and development expenses from their taxable income.

h.	Unrecognized deferred tax liabilities associated with investments

As of December 31, 2015 and 2014, the taxable temporary differences associated with investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$12,676,347 thousand and NT$11,400,826 thousand, respectively.

i.	Integrated income tax

As of December 31, 2015 and 2014, unappropriated earnings were all generated on and after January 1, 1998. As of December 31, 2015 and 2014, the balance of the Imputation Credit Account (“ICA”) was NT$1,913,243 thousand and NT$934,038 thousand, respectively.

The creditable ratio for the distribution of earnings of 2015 and 2014 was 8.66% (estimated) and 6.88% (actual), respectively.

j.	Income tax assessments

Income tax returns of ASE Inc. and its ROC subsidiaries have been examined by authorities through 2012 and through 2010, 2011, 2012 or 2013, respectively. ASE Inc. and some of its ROC subsidiaries disagreed with the result of examinations relating to its income tax returns for 2004 through 2008 and 2010 through 2012 and appealed to the tax authorities. A settlement was reached in June 2015. The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years or in the year of the settlement.

24.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the year

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Profit for the year attributable to owners of the Company	$19,478,873	$23,636,522

(Continued)

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	$(210,126)	$(260,925)
Convertible bonds	901,187	931,344

Earnings used in the computation of diluted earnings per share	$20,169,934	$24,306,941

(Concluded)

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Years Ended December 31
	2015	2014

Weighted average number of ordinary shares in computation of basic earnings per share	7,652,773	7,687,930
Effect of potentially dilutive ordinary shares:
Convertible bonds	455,671	375,271
Employee share options	86,994	101,850
Bonus to employees or employees’ compensation	54,626	55,643

Weighted average number of ordinary shares in computation of diluted earnings per share	8,250,064	8,220,694

The Group is able to settle the compensation or bonuses paid to employees in cash or shares. The Group assumed that the entire amount of the compensation or bonus would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the shareholders approve the number of shares to be distributed to employees at their meeting in the following year.

25.	SHARE-BASED PAYMENT ARRANGEMENTS

Employee share option plans of the Company and its subsidiaries

In order to attract, retain and reward employees, ASE Inc. has five employee share option plans for full-time employees of the Group, including 100,000 thousand share options approved to be granted in April 2015. Each share option represents the right to purchase one ordinary share of ASE Inc. when exercised. Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date. The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

a.	ASE Inc. Option Plans

Information about share options was as follows:

	For the Years Ended December 31
	2015		2014
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	209,745	$20.7	285,480	$20.5
Options granted	94,270	36.5	-	-
Options forfeited	(1,975)	30.3	(1,515)	20.5
Options expired	(730)	11.1	(322)	13.5
Options exercised	(48,703)	20.6	(73,898)	19.7

Balance at December 31	252,607	26.6	209,745	20.7

Options exercisable, end of year	158,103	20.8	189,240	20.7

Weighted-average fair value of options granted (NT$)	$ 7.18~7.39		$-

The weighted average share price at exercise dates of share options for the years ended December 31, 2015 and 2014 was NT$38.8 and NT$35.1, respectively.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2015	$ 20.4-22.6	3.5
	36.5	9.7

December 31, 2014	11.1-13.5	0.4
	20.4-22.6	4.4

b.	ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee share option plan for full-time employees of the Group which granted 30,000 thousand units in December 2007. Under the terms of the plan, each unit represents the right to purchase one ordinary share of ASE Mauritius Inc. when exercised. The option rights of the plan are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about share options was as follows:

	For the Years Ended December 31
	2015		2014
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	28,545	$1.7	28,545	$1.7
Options forfeited	(75)	1.7	-	-

Balance at December 31	28,470	1.7	28,545	1.7

Options exercisable, end of year	28,470	1.7	28,545	1.7

As of December 31, 2015 and 2014, the share options were all vested and the remaining contractual life was 2 years and 3 years, respectively.

c.	USIE Option Plans

The terms of the plans issued by USIE were the same with those of the Company’s option plans.

Information about share options was as follows:

	For the Years Ended December 31
	2015		2014
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	34,159	$2.1	34,939	$2.1
Options forfeited	(84)	2.8	-	-
Options exercised	(4,380)	1.9	(780)	1.5

Balance at December 31	29,695	2.1	34,159	2.1

Options exercisable, end of year	28,106	2.1	30,874	2.0

Information about USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2015	$1.5	5.0
	2.4-2.9	4.9

December 31, 2014	1.5	5.0
	2.4-2.9	5.8

d.	USISH Option Plans

In November 2015, the shareholders of USISH approved a share option plan for the employees of USISH. Each unit represents the right to purchase one ordinary share of USISH when exercised. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date incorporated with certain performance conditions. For any subsequent changes in USISH’s capital structure, the exercise price is accordingly adjusted.

Information about share options was as follows:

For the Year Ended December 31, 2015
	Number of	Exercise
	Options	Price
	(In	Per Share
	Thousands)	(CNY)

Balance at January 1	-	$-
Options granted	26,640	15.5
Options forfeited	(13)	15.5

Balance at December 31	26,627	15.5

Options exercisable, end of year	-	-

Weighted-average fair value of options granted (CNY)	$5.95~7.14

As of December 31, 2015, the remaining contractual life of the share options was 9.9 years.

Fair value of share options

Share options granted by the Company and USISH in 2015 were measured using the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995) and the Black-Scholes Option Pricing Model, respectively, and the inputs to the models were as follows:

	ASE Inc.	USISH

Share price at the grant date	NT$36.5	CNY15.2
Exercise prices	NT$36.5	CNY15.5
Expected volatility	27.02%	40.33%-45.00%
Expected lives	10 years	10 years
Expected dividend yield	4.00%	0.87%
Risk free interest rates	1.34%	3.06%-3.13%

Expected volatility was based on the historical share price volatility over the past 10 years of ASE Inc. and the comparable companies of USISH, respectively. Under the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995), the Company assumed that employees would exercise the options after vesting date when the share price was 1.88 times the exercise price to allow for the effects of early exercise.

In December 2015 and 2014, USIE had modified the terms of its option plan granted in 2007 to extend the valid period from 12 years to 13 years and from 11 years to 12 years, respectively. The incremental fair value of NT$13,721 thousand and NT$10,378 thousand were all recognized as employee benefits expense in 2015 and 2014, respectively, since the options were all vested.

Employee benefits expense recognized on employee share options was NT$133,496 thousand and NT$110,157 thousand for the years ended December 31, 2015 and 2014, respectively.

26.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

In November 2014, USISH completed its cash capital increase of CNY2,017,690 thousand and the Group’s shareholdings of USISH decreased from 88.6% to 82.1% since the Group did not subscribe for additional new shares. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, in the fourth quarter of 2014, capital surplus was increased by NT$6,877,099 thousand (after adjusted).

In April 2015, USIE sold its shareholdings of 54,000 thousand ordinary shares of USISH amounting to CNY1,992,060 thousand and, as a result, the Group’s shareholdings of USISH decreased from 82.1% to 77.2%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH. and, as a result, capital surplus was increased by NT$7,197,510 thousand in the second quarter of 2015.

Furthermore, the shareholders of USIE approved in December 2015 to repurchase 4,500,820 shares of USIE’s outstanding ordinary shares at US$18.82 per share. The board of directors of USIE resolved in February 2016 to cancel the repurchased shares on February 17, 2016, the record date for the capital reduction.

27.	NON-CASH TRANSACTIONS

For the years ended December 31, 2015 and 2014, the Group entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows:

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Payments for property, plant and equipment
Purchase of property, plant and equipment	$28,280,821	$43,448,587
Decrease in prepayments for property, plant and equipment (recorded under the line item of other non-current assets)	(267,334)	(34,894)
Decrease (increase) in payables for property, plant and equipment	2,314,772	(3,688,526)
Capitalized borrowing costs	(48,135)	(126,203)

	$30,280,124	$39,598,964

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$201,766	$462,438
Decrease (increase) in other receivables	41,265	(41,231)

	$243,031	$421,207

28.	OPERATING LEASE ARRANGEMENTS

Except those discussed in Note 16, the Company and its subsidiary, ASE Test, Inc., lease the land on which their buildings are located under various operating lease agreements with the ROC government expiring through June 2035. The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Group leases buildings, machinery and equipment under operating leases.

The subsidiaries’ offices located in U.S.A. and Japan, etc. are leased from other parties and the lease term will expire through 2016 to 2023 with the option to renew the leases upon expiration.

The Group recognized rental expense of NT$1,390,821 thousand and NT$1,459,835 thousand for the years ended December 31, 2015 and 2014, respectively.

29.	CAPITAL MANAGEMENT

The capital structure of the Group consists of debt and equity. The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance. Key management personnel of the Group periodically reviews the cost of capital and the risks associated with each class of capital. In order to balance the overall capital structure, the Group may adjust the amount of dividends paid to shareholders, the number of new shares issued or repurchased, and the amount of new debt issued or existing debt redeemed.

The Group is not subject to any externally imposed capital requirements except those discussed in Note 17.

30. FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

The carrying amounts and fair value of bonds payable as of December 31, 2015 and 2014, respectively, were as follows:

	Carrying Amount	Fair Value
	NT$	NT$

December 31, 2015	$38,426,250	$38,465,355
December 31, 2014	31,270,131	31,702,988

2)	Fair value hierarchy

The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration or the last trading prices.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2015

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$1,646,357	$-	$1,646,357
Private-placement convertible bonds	-	100,500	-	100,500

Derivative financial assets
Swap contracts	-	1,452,611	-	1,452,611
Forward exchange contracts	-	18,913	-	18,913
Forward currency options	-	5,020	-	5,020

Non-derivative financial assets held for trading
Open-end mutual funds	573,242	-	-	573,242
Quoted shares	37,058	-	-	37,058

	$610,300	$3,223,401	$-	$3,833,701

Available-for-sale financial assets
Limited Partnership	$-	$-	$476,612	$476,612
Unquoted shares	-	-	264,477	264,477
Quoted shares	197,580	-	-	197,580
Open-end mutual funds	16,037	-	-	16,037

	$213,617	$-	$741,089	$954,706

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$2,632,565	$-	$2,632,565
Swap contracts	-	290,176	-	290,176
Forward exchange contracts	-	69,207	-	69,207
Foreign currency option contracts	-	13,659	-	13,659
Interest rate swap contracts	-	119	-	119

	$-	$3,005,726	$-	$3,005,726

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2014

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$2,376,050	$-	$2,376,050
Private-placement convertible bonds	-	100,500	-	100,500

Derivative financial assets
Swap contracts	-	1,907,705	-	1,907,705
Forward exchange contracts	-	27,811	-	27,811

Non-derivative financial assets held for trading
Open-end mutual funds	533,425	-	-	533,425
Quoted shares	43,352	-	-	43,352

	$576,777	$4,412,066	$-	$4,988,843

Available-for-sale financial assets
Open-end mutual funds	$1,500,434	$-	$-	$1,500,434
Limited Partnership	-	-	555,361	555,361
Unquoted shares	-	-	223,505	223,505
Quoted shares	195,070	-	-	195,070

	$1,695,504	$-	$778,866	$2,474,370

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$2,520,606	$-	$2,520,606
Swap contracts	-	99,165	-	99,165
Forward exchange contracts	-	31,581	-	31,581

	$-	$2,651,352	$-	$2,651,352

For assets and liabilities held as of December 31, 2015 and 2014 that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

2)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments with no quoted prices classified as available-for-sale financial assets - non-current. Reconciliations for the years ended December 31, 2015 and 2014 were as follows:

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Balance at January 1	$778,866	$797,162
Purchases	2,010	38,793
Disposals	(45,091)	(21,012)
Total gains or losses recognized
In profit or loss	(15,891)	(10,390)
In other comprehensive income	21,195	(25,687)

Balance at December 31	$741,089	$778,866

As of December 31, 2015 and 2014, unrealized loss of NT$8,611 thousand and NT$21,519 thousand, recorded in other comprehensive income under the heading of unrealized gain (loss) on available-for-sale financial assets, were included in the carrying amount of the financial assets at fair value on Level 3 fair value measurement.

3)	Valuation techniques and assumptions applied for the purpose of measuring fair value

a)	Valuation techniques and inputs applied for the purpose of measuring Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts, forward exchange contracts, foreign currency option contracts and interest rate swap contracts	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or interest rates at balance sheet dates and contract forward exchange rates and interest rates or interest rates, discounted at rates that reflected the credit risk of various counterparties.

Derivatives - conversion option, redemption option and put option of convertible bonds	Option pricing model - Incorporation of present value techniques and reflect both the time value and the intrinsic value of options

Structured time deposits and private-placement convertible bonds	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or stock prices at balance sheet dates and contract interest rate ranges or conversion prices, discounted at rates that reflected the credit risk of various counterparties.

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement

The fair value of the Group’s investments in unquoted shares on Level 3 fair value measurement were measured using market approach based on investees’ recent financing activities, technical development, valuation of investees comparable companies, market conditions and other economic indicators.

The fair values of investments in limited partnership are measured using discounted cash flow technique and a comparable multiple technique. The significant unobservable inputs used in the discounted cash flow technique were discount rates of 12.34% and the terminal growth rates of 2.50%. Any significant increase in discount rates or any significant decrease in terminal growth rates would result in a decrease in the fair value of the investments in limited partnership. The significant unobservable input used in the comparable multiple technique was EBITDA multiples of 9.73. Any significant decrease in multiples would result in a decrease in the fair value of the investments in limited partnership.

c.	Categories of financial instruments

	December 31
	2015	2014
	NT$	NT$

Financial assets

FVTPL
Designated as at FVTPL	$1,746,857	$2,476,550
Held for trading	2,086,844	2,512,293
Available-for-sale financial assets	954,706	2,474,370
Loans and receivables (Note 1)	101,259,880	106,158,279

Financial liabilities

FVTPL
Held for trading	3,005,726	2,651,352
Measured at amortized cost (Note 2)	173,294,140	157,157,392

Note 1:	The balances included loans and receivables measured at amortized cost which comprise cash and cash equivalents, trade and other receivables and other financial assets.

Note 2:	The balances included financial liabilities measured at amortized cost which comprise short-term borrowings, short-term bills payable, trade and other payables, bonds payable and long-term borrowings.

d.	Financial risk management objectives and policies

The derivative instruments used by the Group are to mitigate risks arising from ordinary business operations. All derivative transactions entered into by the Group are designated as either hedging or trading. Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities. The currencies and the amount of derivative instruments held by the Group must match its hedged assets and liabilities denominated in foreign currencies.

The Group’s risk management department monitors risks to mitigate risk exposures, reports unsettled position, transaction balances and related gains or losses to the Group’s chief financial officer on monthly basis.

1)	Market risk

The Group’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Gains or losses arising from fluctuations in foreign currency exchange rates of a variety of derivative financial instruments were approximately offset by those of hedged items. Interest rate risk was not significant due to the cost of capital was expected to be fixed.

There had been no change to the Group’s exposure to market risks or the manner in which these risks were managed and measured.

a)	Foreign currency exchange rate risk

The Group had sales and purchases as well as financing activities denominated in foreign currency which exposed the Group to foreign currency exchange rate risk. The Group entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.

The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 35.

The Group was principally subject to the impact to exchange rate fluctuation in U.S. dollars and Japanese yen against NT$ or Chinese Yuan Renminbi (“CNY”). 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$18,000 thousand and NT$41,000 thousand for the years ended December 31, 2015 and 2014, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at the end of the year. As the year-end exposure did not reflect the exposure for the years ended December 31, 2015 and 2014, the abovementioned sensitivity analysis was unrepresentative of those years.

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Group was exposed to interest rate risk because group entities borrowed funds at floating interest rates. Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise.

The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2015	2014
	NT$	NT$
Fair value interest rate risk
Financial liabilities	$18,030,482	$34,003,038

Cash flow interest rate risk
Financial assets	53,475,994	51,603,455
Financial liabilities	65,213,083	65,149,698

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2015 and 2014 would have decreased or increased approximately by NT$117,000 thousand and NT$135,000 thousand, respectively.

c)	Other price risk

The Group was exposed to equity or debt price risk through its investments in financial assets at

FVTPL, including private-placement convertible bonds, quoted shares, and open-end mutual funds, and available-for-sale financial assets. If equity or debt prices were 1% higher or lower, profit before income tax for the years ended December 31, 2015 and 2014 would have increased or decreased approximately by NT$7,100 thousand and NT$6,800 thousand, respectively, and other comprehensive income before income tax for the years ended December 31, 2015 and 2014 would have increased or decreased approximately by NT$10,000 thousand and NT$25,000 thousand, respectively.

In addition, the Group was also exposed to the Company’s ordinary share price risk through Bonds Options recognized as financial liabilities held for trading. 7% is the sensitivity rate used when reporting price risk internally to key management personnel. If the Company’s ordinary share price increased or decreased by 7%, profit before income tax for the years ended December 31, 2015 and 2014 would have decreased approximately by NT$605,000 thousand and NT$651,000 thousand, respectively, or increased approximately by NT$638,000 thousand and NT$608,000 thousand, respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, receivables and other financial assets. The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

The Group dealt with counterparties creditworthy and has a credit policy and trade receivable management procedures to ensure recovery and evaluation of trade receivables. The Group’s counterparties consisted of a large number of customers and banks and there was no significant concentration of credit risk exposure.

3)	Liquidity risk

The Group manages liquidity risk by maintaining adequate working capital and banking facilities to fulfill the demand for cash flow used in the Group’s operation and capital expenditure. The Group also monitors its compliance with all the loan covenants. Liquidity risk is not considered to be significant.

In the table below, financial liabilities with a repayment on demand clause were included in the earliest time band regardless of the probability of counter-parties choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities were based on the agreed repayment dates.

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

December 31, 2015

Non-derivative financial liabilities
Non-interest bearing	$19,393,406	$19,626,026	$6,493,504	$1,926	$194,346
Floating interest rate liabilities	6,617,050	5,677,129	10,582,324	39,202,454	775,273
Fixed interest rate liabilities	16,168,484	2,463,617	24,787,238	18,078,920	-

	$42,178,940	$27,766,772	$41,863,066	$57,283,300	$969,619

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

December 31, 2014

Non-derivative financial liabilities
Non-interest bearing	$23,660,711	$21,370,876	$4,606,064	$155,599	$29,139
Floating interest rate liabilities	21,534,220	9,003,403	12,364,453	23,870,629	175,302
Fixed interest rate liabilities	684,039	838,234	846,899	34,458,859	-

	$45,878,970	$31,212,513	$17,817,416	$58,485,087	$204,441

(Concluded)

The amounts included above for floating interest rate instruments for non-derivative financial liabilities was subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Group’s liquidity analysis for its derivative financial instruments. The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement. When the amounts payable or receivable are not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2015

Net settled
Forward exchange contracts	$(230)	$3,435	$-
Foreign currency options	$2,054	$8,735	$-

Gross settled
Forward exchange contracts
Inflows	$2,822,265	$2,421,602	$-
Outflows	(2,836,080)	(2,429,050)	-
	(13,815)	(7,448)	-

Swap contracts
Inflows	16,561,521	22,476,799	36,796,825
Outflows	(16,564,549)	(22,007,274)	(35,813,527)
	(3,028)	469,525	983,298

Interest rate swap
Inflows	12,603	12,466	25,069
Outflows	(11,595)	(11,469)	(23,063)
	1,008	997	2,006

	$(15,835)	$463,074	$985,304

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2014

Gross settled
Forward exchange contracts
Inflows	$3,662,813	$1,959,573	$9,241
Outflows	(3,655,279)	(1,940,145)	(9,331)
	7,534	19,428	(90)

Swap contracts
Inflows	10,342,259	4,621,200	33,399,031
Outflows	(10,215,834)	(4,461,118)	(31,646,310)
	126,425	160,082	1,752,721

	$133,959	$179,510	$1,752,631

(Concluded)

31.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	The Company contributed each NT$100,000 thousand to ASE Cultural and Educational Foundation (the “ASE Foundation”) in 2015 and in 2014, respectively, for environmental charity in promoting the related domestic environmental protection and public service activities (Note 33).

b.	In 2015 and 2014, the Company acquired real estate from an associate at NT$2,466,000 thousand and NT$4,540,086 thousand, respectively, which were primarily based on independent professional appraisal reports and fully paid.

c.	The Company contracted with an associate to construct a foreign labor dormitory on current lease property and NT$504,600 thousand had been paid in 2015. In addition, for the years ended December 31, 2014, the construction of buildings with green design concept and other projects on current leased property for which the Company contracted with an associate has been completed with a total consideration of NT$349,646 thousand, which was primarily based on independent professional appraisal reports as well as request for quotation and price negotiation, and the payment schedule was based on the agreed acceptance progress.

d.	In 2014, the Company donated NT$15,000 thousand to Social Affairs Bureau of the Kaohsiung City Government through ASE Foundation to help the Kaohsiung City Government rebuild the damaged area and settle the residents who suffered or needed to be evacuated from home due to the gas explosion accident in the Qianzhen District of the Kaohsiung City.

e.	Compensation to key management personnel

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Short-term employee benefits	$812,002	$989,720
Post-employment benefits	3,944	4,049

(Continued)

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Share-based payments	$17,937	$50,327

	$833,883	$1,044,096

(Concluded)

The compensation to the Company’s key management personnel is according to personal performance and market trends.

32. ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 9, the following assets were provided as collateral for bank borrowings and the tariff guarantees of imported raw materials:

	December 31
	2015	2014
	NT$	NT$

Inventories related to real estate business	$16,312,519	$15,164,858
Other financial assets (including current and non-current)	229,613	268,562

	$16,542,132	$15,433,420

33.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	Significant commitments

1)	As of December 31, 2015 and 2014, unused letters of credit of the Group were approximately NT$93,000 thousand and NT$137,000 thousand, respectively.

2)	As of December 31, 2015 and 2014, the amounts that the Group has committed to purchase property, plant and equipment were approximately NT$8,089,200 thousand and NT$17,498,000 thousand, respectively, of which NT$1,756,990 thousand and NT$1,516,396 thousand had been prepaid, respectively.

3)	As of December 31, 2015 and 2014, the unpaid amounts that the Group has contracted for the construction related to our real estate business were approximately NT$2,745,400 thousand and NT$3,156,100 thousand, respectively.

4)	In consideration of corporate social responsibility for environmental protection, the Company’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan. In January 2016, the Company’s board of directors approved to contribute NT$100,000 thousand to ASE Foundation for continuously implementing environmental effort in promoting the related domestic environmental protection and public service activities.

b.	Non-cancellable operating lease commitments

December 31, 2015
NT$

Less than 1 year	$211,225
1-5 years	353,470
More than 5 years	462,733

$1,027,428

34.	SIGNIFICANT SUBSEQUENT EVENTS

In January 2016, the Company issued unsecured domestic bonds in NT$7,000,000 thousand with a maturity of 5 years and due annually with annual interest rate 1.30%, and in NT$2,000,000 thousand with a maturity of 7 years and interest due annually with annual interest rate 1.50%.

35.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2015

Monetary financial assets
US$	$2,926,597	US$1=NT$32.825	$96,065,552
US$	1,008,097	US$1=CNY6.4936	33,090,795
JPY	3,380,683	JPY1=NT$0.2727	921,912
JPY	8,467,689	JPY1=US$0.0083	2,309,139

Monetary financial liabilities
US$	2,988,953	US$1=NT$32.825	98,112,393
US$	995,195	US$1=CNY6.4936	32,667,265
JPY	3,747,333	JPY1=NT$0.2727	1,021,898
JPY	8,775,382	JPY1=US$0.0083	2,393,047

December 31, 2014

Monetary financial assets
US$	3,086,749	US$1=NT$31.65	97,695,606
US$	649,271	US$1=CNY6.119	20,549,427
JPY	3,354,008	JPY1=NT$0.2646	887,471
JPY	8,787,236	JPY1=US$0.0084	2,325,103

Monetary financial liabilities
US$	2,896,001	US$1=NT$31.65	91,658,432
US$	976,913	US$1=CNY6.119	30,919,296
JPY	3,159,712	JPY1=NT$0.2646	836,060
JPY	8,903,753	JPY1=US$0.0084	2,355,933

The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Years Ended December 31
	2015		2014
		Net Foreign Exchange Gain (Loss)		Net Foreign Exchange Gain (Loss)
Functional Currencies	Exchange Rate	NT$	Exchange Rate	NT$

US$	US$1=NT$32.825	$136,795	US$1=NT$31.65	$298,225
NT$		(695,510)		(1,591,124)
CNY	CNY1=NT$5.0550	(271,358)	CNY1=NT$5.1724	42,049

		$(830,073)		$(1,250,850)

36.	OTHERS

a.	In November 2015, the Company received a legal brief made by SPIL in connection with a lawsuit brought by SPIL against the Company which was filed with Kaohsiung District Court. SPIL filed a civil lawsuit against the Company seeking to confirm that Company does not have the right to request SPIL to register it as a shareholder in SPIL's shareholder register. The Company has engaged attorney to defend this case and will submit defense brief to the court to protect the Company's interest. The Kaohsiung District Court has not scheduled a hearing on this case. The Company does not expect the lawsuit to have material impact on the financial position and business operation of the Company.

b.	On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) issued an official letter No. Kao-Shih-Huan-Chu-Tu-Tzu 10243758100 and an administrative sanction letter No. Kao-Shih-Huan-Chu-Shui-Chu-Tzu 30-102-120022 (“the Administrative Decision”). The Administrative Decision was to impose a fine of NT$110,065 thousand which has been recorded under the line item of other losses for the year ended December 31, 2013. On April 7, 2014, the amount of the fine was amended to NT$109,359 thousand by the KEPB. On September 4, 2015, the amount of the fine was further amended to NT$102,014 thousand (US$3,093 thousand) by the KEPB. On January 17, 2014, the Company retained lawyers to file an administrative appeal to nullify the Administrative Decision with the Kaohsiung City Government, but the administrative appeal was dismissed. The Company next retained lawyers to file an administrative complaint to revoke the part of the Administrative Decision pertaining to the fine, and the case is being heard by the Kaohsiung High Administrative Court. Meanwhile, owing to the event above, on January 3, 2014, the Kaohsiung District Prosecutors Office charged the Company with violation of the Waste Disposal Act. The Kaohsiung District Court handed down the judgment on October 20, 2014 and the Company was fined NT$3,000 thousand for violation of Article 47 of the Waste Disposal Act and has been recorded under the line item of other gains and losses for the year ended December 31, 2014. Then the Company appealed against the judgment to the Kaohsiung Branch of Taiwan High Court. On September 29, 2015, the Kaohsiung Branch of Taiwan High Court rendered a final judgment of finding the Company not guilty of the criminal charge.

37.       ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for ASE Inc.:

a.	Financial provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint venture):

Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchase from or sales to related parties of at least NT$100 million or 20% of the paid-in capital:

Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital:

Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Note 7;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 10 attached;

k.	Names, locations, and related information of investees over which ASE Inc. exercises sinificant influence (excludung information on investment in Mainland China): Please see Table 8 attached;

l.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached;

2)	Any of the following significant transactions with investee companies in mainland China, either directly or indirectly through a third party, and their prices, payment terms, and unrealized gains or losses:

a)	The amount and percentage of purchases and the balance and percentage of the related payables at the end of the period: Please see Table 6 attached;

b)	The amount and percentage of sales and the balance and percentage of the related receivables at the end of the period: None;

c)	The amount of property transactions and the amount of the resultant gains or losses: No sinificant transactions;

d)	The balance of negotiable instrument endorsements or guarantees or pledges of collateral at the end of the period and the purposes: Please see Table 2 attached;

e)	The highest balance, the end of period balance, the interest rate range, and total current period interest with respect to financing of funds: None;

f)	Other transactions that have a material effect on the profit or loss for the period or on the financial position, such as the rendering or receiving of services: None.

38.	OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments: Packaging, Testing and EMS. The Group packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services;

provides electronics manufacturing services. Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.” The Group engages in other activities such as substrate production and real estate business.

The accounting policies for segments are the same as those described in Note 4. The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

Segment information for the years ended December 31, 2015 and 2014 was as follows:

a.	Segment revenues and results

	Packaging	Testing	EMS	Others	Total
	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2015

Revenue from external customers	116,607,314	25,191,916	138,242,100	3,261,206	283,302,536
Inter-segment revenues (Note)	9,454,671	191,608	58,451,996	7,659,282	75,757,557
Segment revenues	126,061,985	25,383,524	196,694,096	10,920,488	359,060,093
Interest income	53,235	12,536	149,385	26,928	242,084
Interest expense	(1,520,118)	(5,821)	(147,792)	(595,055)	(2,268,786)
Depreciation and amortization	(18,946,460)	(6,516,912)	(2,738,722)	(1,316,570)	(29,518,664)
Share of the profit of associates and joint ventures	402,730	-	-	-	402,730
Impairment loss	(139,397)	-	(102,389)	(16,343)	(258,129)
Segment profit before income tax	15,756,333	6,354,140	2,874,944	302,836	25,288,253
Expenditures for segment assets	19,691,068	4,754,481	2,917,939	917,333	28,280,821

December 31, 2015

Investments accounted for using the equity method	37,422,909	-	-	-	37,422,909
Segment assets	193,623,969	42,652,569	79,997,341	49,013,678	365,287,557

For the year ended December 31, 2014

Revenue from external customers	121,336,453	25,874,694	105,784,427	3,595,873	256,591,447
Inter-segment revenues (Note)	9,418,359	177,793	48,596,814	8,437,439	66,630,405
Segment revenues	130,754,812	26,052,487	154,381,241	12,033,312	323,221,852
Interest income	96,737	10,245	116,451	20,041	243,474
Interest expense	(1,566,595)	(15,663)	(155,702)	(586,466)	(2,324,426)
Depreciation and amortization	(17,533,267)	(6,160,378)	(1,435,509)	(1,221,622)	(26,350,776)
Share of the profit of associates	(108,726)	-	-	-	(108,726)
Impairment loss	(231,936)	(4,701)	(10,390)	(61,117)	(308,144)
Segment profit before income tax	17,292,396	6,800,893	3,818,393	636,529	28,548,211
Expenditures for segment assets	29,863,337	6,157,154	6,562,513	865,583	43,448,587

December 31, 2014

Investments accounted for using the equity method	1,492,441	-	-	-	1,492,441
Segment assets	166,625,901	44,147,813	78,865,897	44,345,157	333,984,768

Note:	Inter-segment revenues were eliminated upon consolidation.

b.	Revenue from major products and services

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Advanced packaging and IC wirebonding service	$103,735,586	$108,384,405
Wafer probing and final testing service	24,136,399	25,116,026
Electronic components manufacturing service	137,347,359	104,904,455
Others	18,083,192	18,186,561

	$283,302,536	$256,591,447

c.	Geographical information

Geographical information about revenue from external customers and noncurrent assets are reported based on the country where the external customers are headquartered and noncurrent assets are located.

1)	Net revenues from external customers

	For the Years Ended December 31
	2015	2014
	NT$	NT$

United States	$205,730,670	$173,912,974
Taiwan	32,631,149	36,747,699
Asia	22,885,128	24,042,586
Europe	20,577,069	20,826,125
Others	1,478,520	1,062,063

	$283,302,536	$256,591,447

2)	Noncurrent assets, excluding financial instruments, post-employment benefit assets and deferred tax assets

	December 31
	2015	2014
	NT$	NT$

Taiwan	$98,849,362	$97,159,564
China	40,385,484	43,384,186
Others	25,458,503	26,177,965

	$164,693,349	$166,721,715

d.	Major customers

Except one customer from which the operating revenues generated from packaging and EMS segments was NT$88,311,697 thousand and NT$54,431,222 thousand in 2015 and 2014, respectively, the Group did not have other single customer to which the operating revenues exceeded 10% of operating revenues for the years ended December 31, 2015 and 2014.

TABLE 1

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars)

													Collateral
No.	Financing Company	Counter-party	Financial Statement Account	Related Party	Maximum Balance for the year	Ending Balance	Amount Actual Drawn	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Item	Value	Financing Limits for Each Borrowing Company (Note 1)	Financing Company’s Total Financing Amount Limits (Note 2)
1	ASE Holding Limited	The Company	Other receivables form related parties	Yes	$2,859,690	$2,757,300	$2,757,300	0.57~0.64	The need for short-term financing	$–	Operating capital	$–	–	$–	$3,103,833	$6,207,666
		J & R Holding Limited	Long-term receivables form related parties	Yes	189,000	–	–	0.57	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		ASE Trading (Shanghai)	Long-term receivables form related parties	Yes	821,700	820,625	–	–	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
2	J & R Holding Limited	The Company	Other receivables form related paraties	Yes	9,367,950	9,256,650	9,256,650	0.57~0.64	The need for short-term financing	–	Operating capital	–	–	–	9,992,655	19,985,309
		Global Advanced Packaging Technology Limited, Cayman Islands	Other receivables form related parties	Yes	2,465,250	2,461,875	2,461,875	0.57~0.64	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		ASE Wei-Hai Inc.	Other receivables form related parties	Yes	3,782,175	1,378,650	1,378,650	0.63~0.84	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		Omniquest Industrial Limited	Long-term receivables form related parties	Yes	1,482,437	1,480,408	3,283	0.57~0.64	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		ASE Assembly & Test (Shanghai) Limited	Long-term receivables form related parties	Yes	1,579,000	558,025	558,025	0.63~0.84	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		ASE (Kun Shan) Inc.	Other receivables form related parties	Yes	1,334,528	–	–	3.81~5.77	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		Anstock Limited	Long-term receivables form related parties	Yes	775,080	758,250	758,250	3.64~5.13	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		ASE Trading (Shanghai) Ltd.	Long-term receivables form related parties	Yes	6,947,600	4,923,750	–	–	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		Innosource Limited	Long-term receivables form related parties	Yes	723,140	722,150	722,150	0.59~0.64	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		ASE Labuan Inc.	Long-term receivables form related parties	Yes	723,140	–	–	0.59~61	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		ASE Investment (Labuan) Inc.	Other receivables form related parties	Yes	2,662,470	–	–	0.59~61	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		Real Tech Holdings Limited	Other receivables form related parties	Yes	2,136,550	2,133,625	2,133,625	0.59~0.64	The need for short-term financing	–	Operating capital	–	–	–	9,992,655	19,985,309
3	ASE Test Limited	The Company	Other receivables form related parties	Yes	5,842,850	5,842,850	4,037,475	0.57~0.64	The need for short-term financing	–	Operating capital	–	–	–	6,059,525	12,119,051
		J & R Holding Limited	Long-term receivables form related parties	Yes	1,386,000	–	–	0.57~0.60	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		ASE Singapore Pte. Ltd.	Long-term receivables form related parties	Yes	443,100	–	–	0.57~0.58	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		A S E Holding Limited	Other receivables form related parties	Yes	1,643,500	1,641,250	1,641,250	0.57~0.64	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		Omniquest Industrial Limited	Long-term receivables form related parties	Yes	1,643,500	1,641,250	1,641,250	0.59~0.64	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
4	ASE Test, Inc.	The Company	Other receivables form related parties	Yes	5,600,000	5,600,000	5,600,000	0.87~1.03	The need for short-term financing	–	Operating capital	–	–	–	5,981,659	11,963,319
		ASE Trading (Shanghai) Ltd.	Other receivables form related parties	Yes	2,629,600	656,500	–	–	The need for short-term financing	–	Operating capital	–	–	–	5,981,659	11,963,319
		ASE Corporation	Other receivables form related parties	Yes	2,793,950	1,879,444	900,000	0.87~0.93	The need for short-term financing	–	Operating capital	–	–	–	5,981,659	11,963,319
		ASE Investment (Labuan) Inc.	Other receivables form related parties	Yes	2,626,000	2,626,000	–	–	The need for short-term financing	–	Operating capital	–	–	–	5,981,659	11,963,319
5	ASE Module (Shanghai) Inc.	ASE (Shanghai) Inc.	Other receivables form related parties	Yes	516,720	–	–	4.59~5.40	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401

(Continued)

TABLE 1

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars)

													Collateral
No.	Financing Company	Counter-party	Financial Statement Account	Related Party	Maximum Balance for the year	Ending Balance	Amount Actual Drawn	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Item	Value	Financing Limits for each Borrowing Company (Note 1)	Financing Company’s Total Financing Amount Limits (Note 2)
6	J&R Industrial Inc.	The Company	Other receivables form related parties	Yes	$109,000	$190,000	$190,000	0.87~1.03	The need for short-term financing	–	Operating capital		$–	$–	$199,539	$399,079
		ASE Electronics Inc.	Other receivables form related parties	Yes	190,000	190,000	190,000	0.87~1.03	The need for short-term financing	–	Operating capital	–	–	–	199,539	399,079
7	ISE Labs, Inc.	J & R Holding Limited	Other receivables form related parties	Yes	1,512,020	1,509,950	1,509,950	0.65~0.99	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
			Long-term receivables form related parties
8	ASE (Korea) Inc.	The Company	Other receivables form related parties	Yes	2,958,300	2,954,250	2,626,000	3.17-3.42	The need for short-term financing	–	Operating capital	–	–	–	3,187,595	6,375,190
		ASE WeiHai Inc.	Other receivables form related parties	Yes	1,641,250	1,641,250	1,641,250	3.21~3.24	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
9	ASE Japan Co., Ltd.	J & R Holding Limited	Other receivables form related parties	Yes	2,431,520	2,263,410	2,263,410	0.53	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
10	USI Enterprise Limited	The Company	Other receivables form related parties	Yes	5,916,600	2,626,000	2,626,000	0.57-0.64	The need for short-term financing	–	Operating capital	–	–	–	8,435,979	16,871,957
		Universal Scientific Industrial Co., Ltd.	Other receivables form related parties	Yes	283,500	–	–	0.57~0.58	The need for short-term financing	–	Operating capital	–	–	–	8,435,979	16,871,957
		USI Inc.	Other receivables form related parties	Yes	2,235,160	2,235,160	2,322,100	0.59~0.64	The need for short-term financing	–	Operating capital	–	–	–	8,435,979	16,871,957
		J&R Holding Limited	Other receivables form related parties	Yes	4,443,317	6,390,340	6,390,340	0.59~3.29	The need for short-term financing	–	Operating capital	–	–	–	8,435,979	16,871,957
11	Huntington Holdings International Co. Ltd.	The Company	Other receivables form related parties	Yes	1,807,850	1,805,375	1,805,375	0.57-0.64	The need for short-term financing	–	Operating capital	–	–	–	9,161,282	18,322,564
12	Anlock Limited	ASE Assembly & Test (Shanghai) Limited	Other receivables form related parties	Yes	3,322,510	3,250,365	3,250,365	4.45	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
13	ASE (Kun Shan) Inc.	ASE Investment (Kun Shan) Limited	Other receivables form related parties	Yes	4,130	2,022	2,022	4.85~6.00	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
14	Real Tech Holdings Limited	The Company	Other receivables form related parties	Yes	3,944,400	3,939,000	3,939,000	0.57~0.64	The need for short-term financing	–	Operating capital	–	–	–	8,704,030	17,408,100
		J & R Holding Limited	Other receivables form related parties	Yes	1,260,000	–	–	0.57~0.58	The need for short-term financing	–	Operating capital	–	–	–	8,704,030	17,408,100
15	Shanghai Ding Hui Real Estate Development Co., Ltd.	Shanghai Ding Wei Real Estate Development Co., Ltd.	Other receivables form related parties	Yes	205,312	–	–	6.00	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		Kun Shan Ding Hong Real Estate Development Co., Ltd.	Other receivables form related parties	Yes	682,425	682,425	556,050	4.35~6.00	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
16	Universal Scientific Industrial (Shanghai) Co., Ltd.	Universal Global Technology (Kunshan) Co., Ltd.	Other receivables form related parties	Yes	1,550,160	1,516,500	–	–	The need for short-term financing	–	Operating capital	–	–	–	6,906,269	13,812,538
		Universal Global Technology (Shanghai) Co., Ltd.	Other receivables form related parties	Yes	3,875,400	3,791,250	1,982,623	0.80~2.25	The need for short-term financing	–	Operating capital	–	–	–	6,906,269	13,812,538
		Universal Global Technology Co., Limited	Other receivables form related parties	Yes	6,200,640	6,066,000	–	2.25	The need for short-term financing	–	Operating capital	–	–	–	6,906,269	13,812,538
		Universal Global Electronics (Shanghai) Co., Ltd.	Other receivables form related parties	Yes	516,720	305,500	–	–	The need for short-term financing	–	Operating capital	–	–	–	6,906,269	13,812,538
		Universal Global Scientific Industires Co., Ltd.	Other receivables form related parties	Yes	1,283,200	–	–	–	The need for short-term financing	–	Operating capital	–	–	–	6,906,269	13,812,538

(Continued)

TABLE 1

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars)

													Collateral
No.	Financing Company	Counter-party	Financial Statement Account	Related Party	Maximum Balance for the year	Ending Balance	Amount Actual Drawn	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Item	Value	Financing Limits for each Borrowing Company (Note 1)	Financing Company’s Total Financing Amount Limits (Note 2)
17	Omniquest Industrial Limited	The Company	Other receivables from related parties	Yes	$3,122,650	$3,118,375	$1,641,250	0.37~0.64	The need for short-term financing	–	Operating capital		$–	–	$3,236,524	$6,473,048
18	Anstock II Limited	J & R Holding Limited	Long-term receivables from related parties	Yes	9,762,390	9,749,025	9,749,025	2.45	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
19	USI Electronics (Shenshen) Co., Ltd.	Universal Scientific Industrial (Shanghai) Co., Ltd.	Other receivables from related parties	Yes	1,283,200	–	–	–	The need for short-term financing	–	Operating capital	–	–	–	1,667,679	3,335,357
		Universal Global Technology (Shanghai) Co., Ltd.	Other receivables from related parties	Yes	1,756,848	1,313,006	1,313,006	0.8~5.04	The need for short-term financing	–	Operating capital	–	–	–	1,667,679	3,335,357
		Universal Global Technology Co., Limited	Other receivables form related parties	Yes	1,756,848	1,465,950	–	–	The need for short-term financing	–	Operating capital	–	–	–	1,667,679	3,335,357
20	ASE Assembly & Test (Shanghai) Limited	Shanghai Ding Wei Real Estate Development Co., Ltd.	Other receivables form related parties	Yes	774,375	-	-	5.35	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		ASE Trading (Shanghai) Ltd.	Long-term receivables from related parties	Yes	986,100	984,750	-	0.94	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
21	ASE Trading (Shanghai) Ltd.	J & R Holding Limtied	Long-term receivables from related parties	Yes	6,574,000	6,565,000	–	0.94	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
		A.S.E. Holding Limited	Long-term receivables from related parties	Yes	3,287,000	3,282,500	–	–	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
22	ASE (Shanghai) Inc.	ASE WeiHai Inc.	Other receivables form related parties	Yes	427,310	164,125	164,125	0.73~1.12	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
23	Innosource Limited	The Company	Other receivables form related parties	Yes	723,140	722,150	722,150	0.59~0.64	The need for short-term financing	–	Operating capital	–	–	–	798,494	1,596,988
24	ASE Investment (Labuan) Inc.	The Company	Other receivables form related parties	Yes	3,118,375	3,118,375	–	0.59~0.61	The need for short-term financing	–	Operating capital	–	–	–	3,221,829	6,443,638
25	ASE Labuan Inc.	The Company	Other receivables from related parties	Yes	723,140	–	–	0.35~0.61	The need for short-term financing	–	Operating capital	–	–	–	769,395	1,538,770
26	Global Advanced Packaging Technology Limited, Cayman Islands	The Company	Other receivables from related parties	Yes	1,939,330	1,936,673	1,936,673	0.59~0.64	The need for short-term financing	–	Operating capital	–	–	–	2,073,390	4,146,780

(Continued)

TABLE 1

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars)

													Collateral
No.	Financing Company	Counter-party	Financial Statement Account	Related Party	Maximum Balance for the year	Ending Balance	Amount Actual Drawn	Interest Rate	Nature fo Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Item	Value	Financing Limits for each Borrowing Company (Note 1)	Financing Company’s Total Financing Amount Limits (Note 2)
27	ASE Corporation	The Company	Other receivables form related parties	Yes	$2,793,990	$1,879,444	$900,000	0.87~0.93	The need for short-term financing	–	Operating capital	–	–	–	$3,237,259	$6,474,518
28	ASE Electronics Inc.	The Company	Other receivables form related parties	Yes	350,000	200,000	200,000	0.87~0.93	The need for short-term financing	–	Operating capital	–	–	–	765,609	1,531,218
29	ASE Electronics (M) SDN, BHD	A.S.E. Holding Limited	Other receivables form related parties	Yes	131,480	–	–	0.60	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
30	ASE Singapore Pte. Ltd.	A.S.E. Holding Limited	Other receivables from related parties	Yes	394,440	393,900	393,900	0.59~0.64	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401
31	Advanced Semiconductor Engineering (HK) Limited	A.S.E. Holding Limited	Other receivables from related parties	Yes	230,090	–	–	0.61	The need for short-term financing	–	Operating capital	–	–	–	15,691,600	23,537,401

(Concluded)

Note 1:	Limit amount of lending to a company shall not exceed 20% of the net worth of the company. However, when the foreign subsidiaries whose voting shares are 100% owned directly or indirectly, by ASE as a lender, the amount lending to a company shall not exceed 10% of the net worth of ASE.
Note 2:	Where an inter-company or inter-firm short-term financing facility is necessary provided that the total amount of such financing facility shall not exceed 40% of the amount of the net worth of the lending company. However, the foreign subsidiaries whose voting shares are 100% owned directly or indirectly, by ASE as a lender, the total amount lending to a company shall not exceed 15% of the net worth of ASE.
Note 3:	Amount was eliminated based on the audited financial statements.

TABLE 2

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars)

	Endorsement Guarantee Provider	Guaranteed Party
No.	Name	Name	Nature of Relationship	Limits on Endorsement Guarantee Amount Provided to Each Guaranteed Party (Note 1)	Maximum Balance for the Year	Ending Balance	Amount Actually Drawn	Amount of Endorsement Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement Guarantee to Net Equity per Latest Financial Statement	Maximum Endorsement Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Manchuria CHINA
0	The Company	Anstock Limited	100% voting shares indirectly owned by the Company	$47,074,801	$2,783,448 (Note 3)	$2,634,135 (Note 3)	$2,557,224 (Note 3)	$–	1.7	$62,766,402	Yes	No	No
		Anstock II Limited	100% voting shares indirectly owned by the Company	47,074,801	10,266,019 (Note 3)	10,226,019 (Note 3)	9,941,667 (Note 3)	–	6.5	62,766,402	Yes	No	No
1	Shanghai Ding Hui Real Estate Development Co., Ltd.	Shanghai Ding Wei Real Estate Development Co., Ltd.	100% voting shares indirectly owned by the Company	13,765,242	5,693,228 (Note 3)	–	–	–	–	19,664,631	Yes	No	Yes

Note 1:	The ceilings on the amounts for any single entity is permitted to make in endorsements/guarantees shall not exceed 30% and 70% of total equity of shareholders, respectively, according to “The Process of make in endorsements/guarantees” of ASE and DH.
Note 2:	The ceilings on the aggregate amounts are permitted to make in endorsements/guarantees shall not exceed 40% and 100% of total equity of shareholders, respectively, according to “The Process of make in endorsements/guarantees” of ASE and DH.
Note 3:	Amount was included principal and interest.

TABLE 3

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				December 31, 2015
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account`	Shares/Units	Carrying Value	Percentage of Ownership (%)	Fair Value	Note
The Company	Stock
	H&HH Venture Investment Corporation	–	Available-for-sale financial assets – non-current	2,528,090	$10,771	15	$10,771
	H&D Venture Capital Investment Corporation	-	Available-for-sale financial assets – non-current	2,482,758	33,798	13	33,798
	MiTAC Information Technology Corp.		Available-for-sale financial assets – non-current	4,203	27	–	27
	Asia Pacific Emerging Industry Venture Capital Co., Ltd.		Available-for-sale financial assets – non-current	6,000,000	37,524	7	37,524

	StarChips Technology Inc.		Available-for-sale financial assets – non-current	333,334	–	6	–

	Bond
	AMPI Second Private of Domestic Unsecured		Financial assets at fair value through profit	1,000	100,500	–	100,500
	Convertible Bonds	–	or loss - current

	Limited Liability Partnership
	Ripley Cable Holdings I, L.P.	–	Available-for-sale financial assets – non-current	-	390,987	4	390,987

ASE Test, Inc.	Stock
	The Company	Parent Company	Available-for-sale financial assets – non-current	10,978,776	417,193	–	417,193
	MiTAC Information Technology Corp	–	Available-for-sale financial assets – non-current	1,133,363	7,314	1	7,314

	Fund
	CTBC ASIA PACIFIC MULTIPLE INCOME	–	Available-for-sale financial assets – current	1,600,192	16,036	–	16,036
	FUND-A

J&R Industrial Inc.	Fund
	Taishin Ta Chong Money Market Fund	-	Financial assets at fair value through profit	33,664,705	472,164	–	472,164
			or loss - current
	Jih Sun Money Market Fund		Financial assets at fair value through profit	1,575,019	23,029	-	23,029
			or loss - current
	Hua Nan Kirim Money Market Fund	–	Financial assets at fair value through profit	2,616,592	30,962	–	30,962
			or loss - current
	Hua Nan Phoenix Money Market Fund	–	Financial assets at fair value through profit	2,833,825	45,555	–	45,555
			or loss - current
Luchu Development Corporation	Stock
	Powerchip Technology Corporation	–	Available-for-sale financial assets – non-current	1,677,166	27,530	–	27,530

A.S.E. Holding Limited	Stock
	Global Strategic Investment Inc.	–	Available-for-sale financial assets – non-current	490,000	US$ 414 thousand	3	US$ 414 thousand
	SiPhoton, Inc.	–	Available-for-sale financial assets – non-current	544,800	*	4
	Global Strategic Investment, Inc. (Samoa)	-	Available-for-sale financial assets – non-current	869,891	US$ 1,253 thousand	2	US$ 1,253 thousand

J & R Holding Limited	Stock
	The Company	Parent Company	Available-for-sale financial assets – non-current	46,703,763	US$ 54,067 thousand	1	US$ 54,067 thousand

(Continued)

TABLE 3

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				December 31, 2015
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account`	Shares/Units	Carrying Value	Percentage of Ownership (%)	Fair Value	Note
	Limited Liability Partnership
	Crimson Velocity Fund, L.P.	–	Available-for-sale financial assets – non-current	–	US$ 1,597 thousand	–	US$ 1,597 thousand
	H&QAP Greater China Growth Fund, L.P.	-	Available-for-sale financial assets – non-current	–	US$ 1,011 thousand	8	US$ 1,011 thousand

ASE Test Limited	Stock					7
	The Company	Parent Company	Available-for-sale financial assets – non-current	88,200,472 (Note)	US$ 102,106 thousand	1	US$ 102,106 thousand

Shanghai Ding Hui Real	Fund
Estate Development	180 ETF	–	Financial assets at fair value through profit	47,825	CNY 153 thousand	–	CNY 153 thousand
Co., Ltd.			or loss - current
	300 ETF	–	Financial assets at fair value through profit	39,700	CNY 150 thousand	–	CNY 150 thousand
			or loss - current
	Stock
	Gree Electric Applicances, Inc. Of Zhuhai	–	Financial assets at fair value through profit	28,000	CNY 626 thousand	–	CNY 626 thousand
			or loss - current
	Saic Motor Corporation Limtied	–	Financial assets at fair value through profit	19,250	CNY 408 thousand		CNY 408 thousand
			or loss - current
	Shenyang Toly Bread Co., Ltd.	–	Financial assets at fair value through profit	1,000	CNY 39 thousand	–	CNY 39 thousand
			or loss - current
USINC	Stock
	Allied Circuit Co., Ltd.	–	Available-for-sale financial assets – current	827,009	14,307	2	14,307
	Universal Venture Capital Investment Corporation	–	Available-for-sale financial assets – non-current	6,200,00	35,789	5	35,780
	Plasmag Technology Inc.	–	Available-for-sale financial assets – non-current	733,000		2

Huntington Holdings	Stock	-	Financial assets at fair value through profit	5,548,800	US$ 379 thousand	–	US$ 379 thousand
International Co., Ltd.	United Pacific Industrial Ltd.		or loss - current
			Financial assets at fair value through profit	9,633	US$ 200 thousand	-	US$ 200 thousand
	Cadence Design SYS Inc.	–	or loss - current
			Financial assets at fair value through profit	1,439,500	US$ 818 thousand	20	US$ 818 thousand
	Solid Gain Investments Ltd.	-	or loss - current

	Preferred stock
	Techgains I Corporation	–	Available-for-sale financial assets – non-current	526,732	US$ 268 thousand	10	US$ 268 thousand
	Techgains II Corporation	–	Available-for-sale financial assets – non-current	669,705	US$ 197 thousand	4	US$ 197 thousand

Unitech Holdings	Stock
International Co., Ltd.	United Pacific Industrial Ltd.	–	Financial assets at fair value through profit	5,613,600	US$ 384 thousand	–	US$ 384 thousand
			or loss - current
	WacomCo., Ltd.	–	Available-for-sale financial assets – non-current	1,200,000	US$ 4,805 thousand	1	US$ 4,805 thousand
	Sequans Communications S.A.	–	Available-for-sale financial assets – non-current	370,554	US$ 778 thousand	1	US$ 778 thousand
	Asia Global Venture Co., Ltd.	–	Available-for-sale financial assets – non-current	1,000,000	US$ 454 thousand	10	US$ 454 thousand

(Concluded)

Note:	ASE, Inc.'s stocks held by ASE Test Limited, 88,200,472 shares, are all trusted without power to decide the allocation of the trust assets.

TABLE 4

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance		Acquisitions			Disposal			Ending Balance
Company Name	Marketable Securities; Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Share Units	Amount (Note 1)	Shares/ Units	Amount	Shares/ Units	Amount	Carrying Value	Gain/Loss on Disposal	Shares/ Unit	Amount (Note 1)
The Company	Fund
	Mega Diamond Money Market Fund	Available-for-sale financial assets – current	–	–	32,504,205	$ 400,007	–	$ –	32,504,205	$ 400,085	$ 400,000	$ 85	–	$ –
	Stock
	USI	Investments accounted for using the equity method	(Note 2)	Subsidiary	1,625,015,916	36,706,080	–	–	1,585,412,694	36,214,968	36,218,502	(3,534)	39,603,222	1,187,548
	USINC	Investments accounted for using the equity method	(Note 2)	Subsidiary	–	–	990,080,566	36,214,968	–	–	–	–	990,080,566	44,733,359
	ASEEE	Investments accounted for using the equity method	(Note 3)	Joint Venture	–	–	61,809,660	618,097	–	–	–	–	61,809,660	613,841
	SPIL	Investments accounted for using the equity method	(Note 4)	Associate	–	–	779,000,000	25,055,000	–	–	–	–	779,000,000	35,423,058
ASE Test, Inc.	Fund
	UPAMC James Bond Money Market Fund	Available-for-sale financial assets – current	–	–	18,289,114	300,338	18,187,991	300,000	36,477,105	601,787	600,000	1,787	–	–
	CTBC Hua-win Money Market Fund	Available-for-sale financial assets – current	–	–	27,717,723	300,033	–	–	27,717,723	301,242	300,000	1,242	–	–
	FUBON CHI-HSIANG Money Market Fund	Available-for-sale financial assets – current	–	–	–	–	25,850,193	400,000	25,850,193	400,257	400,000	257	–	–
	Stock
	Auto Enterprises Limited	Investments accounted for using the equity method	(Note 5)	Subsidiary	140,000,000	3,351,112	48,000,000	1,507,200	–	–	–	–	188,000,000	4,490,553
J&R Industrial Inc.	Fund
	Taishin 1699 Money Market Fund	Financial assets at fair value through profit or loss – current	–	–	34,302,310	455,720	14,256,665	190,000	48,558,973	646,223	644,000	2,223	–	-
	Taishin Ta Chong Money Market Fund	Financial assets at fair value through profit or loss – current	–	–	–	–	33,664,705	470,066	–	–	–	–	33,664,705	472,164
Alto Enterprises Limited	Capital
	ASE Investment (Kun Shan) Limited	Investments accounted for using the equity method	(Note 5)	Subsidiary	–	US 55,957 thousand	–	US$ 48,000 thousand	–	–	–	–	–	US$ 88,752 thousand
ASE Investment	Capital
(Kun Shen) Limited	ASE (Kun Shan) Inc.	Investments accounted for using the equity method	(Note 5)	Subsidiary	–	US$ 55,981 thousand	–	US$ 48,000 thousand	–	–	–	–	–	US$ 88,805
USISH	Capital
	Universal Global Technology (Shanghai) Co., Ltd.	Investments accounted for using the equity method	(Note 5)	Subsidiary	–	CNY 341,705 thousand	-	CNY 800,000 thousand	–	–	–	–	–	CNY 727,596 thousand
USIE	Stock
	USISH	Investments accounted for using the equity method	–	Subsidiary	895,874,563	US$ 834,449 thousand	–	–	–	US$ 319,785 thousand	US$ 52,456 thousand	US$ 232,972 thousand	1,683,749,126	US$ 814,021 thousand

Note 1:	The ending balance of Long-Term Stock Investment-Equity Method includes share of profits/losses of investees and other related adjustment to equity. The ending balance of other financial assets includes the adjustment to fair value.
Note 2:	USI, Inc divided from Universal Scientific Industrial Co., Ltd.
Note 3:	Joint venture with TDK Corporation
Note 4:	Public Tender Offer
Note 5:	Capital Increase by Cash

TABLE 5

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars)

							Prior Transaction of Related Counter-party
Company Name	Type of Property	Transaction Date	Transaction Date (Tax exclude)	Payment Term	Counter-party	Nature of Relationships	Owner	Relationships	Transfer Date	Amount	Price Reference	Purpose of Acquisition	Other Terms
The Company	No. 1, Chuangyi N. Rd. in Nantze 2nd Export Processing Zone, Kaohsiung City	June 04, 2015	$ 1,718,000	Paid	HC	Associate	–	–	–	$ –	Based on independent professional appraisal reports	To facilitate the future production expansion plan	None
	No. 66, Yenfa Rd. in Nantze 2nd Export Processing Zone, Kaohsiung City	June 04, 2015	748,000	Paid	HC	Associate	–	–	–	–	Based on independent professional appraisal reports	To facilitate the future production expansion plan	None
	The building construction of foreign worker dormitory of ASE’s Kaohsiung factory	January 01, 2015~December 31, 2015	504,600	There is 37,800 thousand will be paid after acceptance check.	HU Hwa Construction Co., Ltd.	Associate	–	–	–	–	Based on independent professional appraisal reports	To manage the demand for accommodation resulted from the recruitment accommodation safety and quality for foreign workers	None
	Facilities and equipment of ASE’s Kaohsiung factory	January 01, 2015~December 31, 2015	355,282	There is 121,521 thousand will be paid after acceptance check.	Kun Lin Engineering Co., Ltd.	–	–	–	–	–	Request for quotation price comparison and price negotiation	Facilities and equipment expansion	None
	Facilities and equipment of ASE’s Kaohsiung factory	January 01, 2015~December 31, 2015	337,374	There is 55,130 thousand will be paid after acceptance check.	Hyun Chang Enterprise Co., Ltd.	–	–	–	–	–	Request for quotation price comparison and price negotiation	Facilities and equipment expansion	None
	Facilities and equipment of ASE’s Kaohsiung factory	January 01, 2015~December 31, 2015	310,414	There is 62,600 thousand will be paid after acceptance check.	Aircare Engineering Corp.	–	–	–	–	–	Request for quotation price comparison and price negotiation	Facilities and equipment expansion	None
	Facilities and equipment of ASE’s Kaohsiung factory	January 01, 2015~December 31, 2015	307,000	There is 184,200 thousand will be paid after acceptance check.	Aqualab Inc.	–	–	–	–	–	Request for quotation price comparison and price negotiation	Facilities and equipment expansion	None
ASE Assembly & Test (Shanghai) Limited	New plants of ASE Group Zhangjiang 2nd phase project	May 05, 2015~December 24, 2015	548,465	There is 90,747 thousand will be paid after acceptance check.	China MCC20 Group Corp. Ltd.	–	–	–	–	–	Bidding, price comparison and price negotiation	To facilitate the future production expansion plan	None

TABLE 6

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars)

			Transition Detials				Abnormal Transaction		Notes/Accounts Payable or Receivable
Buyer	Related Party	Relationships	Purchases/ Sales	Amount	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total	Note
The Company	ASE (Shanghai) Inc.	Subsidiary	Purchases	$ 1,713,266	6	Net 60 days from the end of the month of when invoice is issued	$ –	–	$ (433,581)	(6)	Note
	ASE Electronics Inc.	Subsidiary	Purchases	1,990,597	6	Net 60 days from the end of the month of when invoice is issued	–	–	(475,673)	(6)	Note
	ISE Labs, Inc.	Subsidiary	Sales	(121,374)	–	Net 45 days from invoice date	–	–	30,216	–	Note
	Universal Scientific Industrial Co., Ltd.	Subsidiary	Sales	(9,083,160)	(10)	Net 60 days from the end of the month of when invoice is issued	–	–	2,220,182	14	Note
	ASE Japan Co., Ltd.	Subsidiary	Sales	(116,993)	–	Net 60 days from the end of the month of when invoice is issued	–	–	18,075	–	Note
ASE Assembly & Test (Shanghai) Limited	ASE (Shanghai) Inc.	Associate	Purchases	399,553	13	Net 60 days from the end of the month of when invoice is issued	–	–	(68,869)	(11)	Note
	ASE Electronics Inc.	Associate	Purchases	212,770	7	Net 60 days from the end of the month of when invoice is issued	–	–	(47,235)	(8)	Note
Advanced Semiconductor Engineering (HK) Limited	ASE (Shanghai) Inc.	Parent company	Purchases	1,059,036	100	Net 60 days from invoice date	–	–	(306,358)	(100)	Note
ASE Electronics (M) Sdn. Bhd.	ASE Electronics Inc.	Associate	Purchases	380,496	26	Net 60 days from invoice date	–	–	(61,229)	(24)	Note
ISE Labs, Inc.	The Company	The Ultimate Parent of the Company	Purchases	121,374	47	Net 45 days from invoice date	–	–	(30,295)	(38)	Note
Universal Scientific Industrial Co., Ltd.	The Company	The Ultimate Parent of the Company	Purchases	9,083,160	30	Net 60 days from the end of the month of when invoice is issued	–	–	(2,214,594)	(62)	Note
ASE Japan Co., Ltd.	The Company	The Ultimate Parent of the Company	Sales	116,993	50	Net 60 days from the end of the month of when invoice is issued	–	–	(18,101)	(22)	Note
ASE (Shanghai) Inc.	The Company	The Ultimate Parent of the Company	Sales	(1,713,266)	(39)	Net 60 days from the end of the month of when invoice is issued	–	–	435,484	48	Note
	ASE Assembly & Test (Shanghai) Limited	Associate	Sales	(399,553)	(9)	Net 60 days from invoice date	–	–	68,869	8	Note
	Advanced Semiconductor Engineering (HK) Limited	Subsidiary	Sales	(1,059,036)	(24)	Net 90 days from the end of the month of when invoice is issued	–	–	306,358	34	Note
ASE Electronics Inc.	The Company	The Ultimate Parent of the Company	Sales	(1,990,597)	(50)	Net 60 days from the end of the month of when invoice is issued	–	–	494,337	51	Note
	ASE Electronics (M) Sdn. Bhd.	Associate	Sales	(380,496)	(10)	Net 60 days from the end of the month of when invoice is issued	–	–	61,337	6	Note
	ASE Assembly & Test (Shanghai) Limited	Associate	Sales	(212,770)	(5)	Net 60 days from the end of the month of when invoice is issued	–	–	47,876	5	Note
	Universal Global Technology Co., Limited	Associate	Sales	(305,682)	(8)	Net 60 days from the end of the month of when invoice is issued	–	–	115,072	12	Note

(Continued)

TABLE 6

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars)

			Transition Detials				Abnormal Transaction		Notes/Accounts Payable or Receivable
Buyer	Related Party	Relationships	Purchases/ Sales	Amount	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total	Note
Suzhon ASEN Semiconductors Co., Ltd.	NXP Semiconductors Taiwan Ltd.	Subsidiary of the company has significant influence over Suzhou ASEM Semiconductors Co., Ltd. – Subsidiary of NXP B.V.	Sales	$ (1,924,007)	(39)	Net 90 days from the end of the month of when invoice is issued	$ –	–	$ 668,998	51	Note
USI Electronics	Universal Global Industrial	Associate	Purchase	CNY 738,134 thousand	20	T/T 75 days	–	–	(CNY 149,480 thousand)	(13)	Note
(Shenzhen) Co., Ltd.	Co., Limited		Sales	(CNY 2,596,129 thousand)	(54)	T/T 75 days	–	–	CNY 649,947 thousand	54	Note
							–	–	(CNY 903,017 thousand)	(48)	Note
Universal Scientific Industrial (Shanghai) Co., Ltd.	Universal Global Technology Co., Limited	Subsidiary	Purchases	CNY 1,809,909 thousand	22	T/T 75 days	–	–			Note
	Universal Global Industrial Co., Limited	Subsidiary	Sales	(CNY 35,722 thousand)	–	T/T 75 days	–	–	CNY 12,184 thousand	1	Note
	USI Electronics (Shenshen) Co., Ltd.	Subsidiary	Sales	(CNY 34,959 thousand)	–	T/T 75 days	–	–	CNY 329 thousand	–	Note
Universal Global Technology Co., Limited	Universal Scientific Industrial (Shanghai) Co., Ltd.	Parent company	Sales	(US$ 288,558 thousand)	(68)	T/T 75 days	–	–	US$ 139,083 thousand	93	Note
	Universal Global Technology (Kunshen) Co., Ltd	Associate	Sales	(US$ 137,121 thousand)	(32)	T/T 75 days	–	–	US$ 10,721 thousand	7	Note
	ASE Electronics Inc.	Associate	Purchases	305,682	2	Net 60 days from the end of the month of when invoice is issued	-	-	(115,072)	(1)	Note
Universal Global	USI Electronics	Associate	Purchases	US$ 417,234 thousand	54	T/T 75 days	–	–	(US$ 100,090 thousand)	(58)	Note
Industrial Co. Limited	(Shenshen) Co., Ltd.		Sales	(US$107,966 thousand)	(14)	T/T 75 days	–	–	US$ 21,927 thousand	12	Note
	Universal Scientific Industrial (Shanghai) Co., Ltd.	Parent companies	Purchases	US$ 5,707 thousand	1	T/T 75 days	–	–	(US$ 1,876 thousand)	(1)	Note
	Universal Global Scientific	Associate	Purchases	US$ 9,520 thousand	1	T/T 75 days	–	–	(US$ 1,143 thousand)	(1)	Note
	Industrial Co. Ltd		Sales	(US$544,423 thousand)	(70)	T/T 75 days	–	–	US $121,600	68	Note
	Universal Global Technology	Associate	Purchases	US$ 241,229 thousand	31	T/T 75 days	–	–	(US$ 31,576 thousand)	(18)	Note
	(Kunshen) Co., Ltd		Sales	(US$ 11,791 thousand)	(2)	T/T 75 days	–	–	US$ 2,144 thousand	1	Note
Universal Global	Universal Global Industrial	Associate	Purchases	17,349,315	89	T/T 75 days	–	–	(3,989,043)	(88)	Note
Scientific Industrial Co., Ltd.	Co., Limited		Sales	(273,913)	(1)	T/T 75 days	–	–	76,102	(1)	Note
	Universal Scientific Industrial (Shanghai) Co., Ltd.	Parent companies	Sales	(226,300)	(1)	T/T 75 days	–	–	–	–	Note
	USI Electronics (Shenshen) Co., Ltd.	Associate	Sales	(149,600)	(1)	T/T 75 days	–	–	–	–	Note
	Universal Scientific Industrial Co., Ltd.	Associate	Sales	(1,496,637)	(7)	T/T 75 days	–	–	329,214	6	Note
Universal Global Technology (Kunshen) Co., Ltd	Universal Global Technology Co., Limited	Associate	Purchases	CNY 853,882 thousand	46	T/T 75 days	–	–	(CNY 69,615 thousand)	(22)	Note
	Universal Global Industrial	Associate	Purchases	CNY 73,828 thousand	4	T/T 75 days	–	–	(CNY 13,922 thousand)	(4)	Note
	Co., Limited		Sales	(CNY 1,497,895 thousand)	(66)	T/T 75 days	–	–	CNY 206,744 thousand	45	Note

Note 3: Amount was included principal and interest.	(Concluded)

TABLE 7

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Turnover Rate	Overdue (Note 1)		Amounts Received	Allowance for
Company Name	Related Party	Relationships	Ending Balance (Note 1)		(Note 2)	Amount	Actions Taken	in Subsequent Period	Bad Debts
The Company	Universal Scientific Industrial Co., Ltd.	Subsidiary	$2,220,182	(Note 5)	3	$6.173	Continued collection	$1,766,202	$ –
ASE Electronics Inc.	The Company	The Ultimate Parent of the Company	700,456	(Note 5)	4	–	–	406,076	–
	Universal Global Technology Co., Ltd.	Associate	115,072	(Note 5)	5	–	–	94,561	–
Omniquest Industrial Limited	The Company	Parent Company	1,641,250	(Notes 3, 5)	–	–	–	–	–
ISE Labs, Inc.	J & R Holding Limited	Parent company	1,510,312	(Notes 3, 5)	–	–	–	–	–
Anstock II Limited	J & R Holding Limited	Parent company	9,810,065	(Notes 3, 5)	–	–	–	61,040	–
Anstock Limited	ASE Assembly & Test (Shanghai) Limited	Associate	3,293,743	(Notes 3, 5)	–	–	–	–	–
A.S.E. Holding Limited	The Company	Parent company	2,757,300	(Notes 3, 5)	–	–	–	–	–
ASE Test, Inc.	The Company	Parent company	7,320,710	(Notes 3,4,5)	–	–	–	590,421	–
	ASE Corporation	Associate	900,000	(Notes 3, 5)	–	–	–	–	–
ASE Test Limited	The Company	The Ultimate Parent of the Company	4,037,475	(Notes 3, 5)	–	–	–	–	–
	A.S.E. Holding Limited	Associate	1,663,540	(Notes 3, 5)	–	–	–	–	–
	Omniquest Industrial Limited	Associate	1,644,277	(Notes 3, 5)	–	–	–	–	–
ASE Singapore Pte. Ltd.	A.S.E. Holding Limited	Associate	394,118	(Notes 3, 5)	–	–	–	–	–
ASE (Korea) Inc.	The Company	The Ultimate Parent of the Company	2,627,294	(Notes 3, 5)	–	–	–	241	–
	ASE WeiHai Inc.	Subsidiary	1,643,994	(Notes 3, 5)	–	–	–	–	–
J & R Holding Limited	The Company	Parent company	9,256,650	(Notes 3, 5)	–	–	–	–	–
	Global Advanced Packaging Technology Limited, Cayman Islands.	Subsidiary	2,471,186	(Notes 3, 5)	–	–	–	–	–
	Anstock Limited	Subsidiary	801,897	(Notes 3, 5)	–	–	–	–	–
	ASE WeiHai Inc.	Associate	1,380,065	(Notes 3, 5)	–	–	–	–	–
	ASE Assembly & Test (Shanghai) Limited	Associate	560,401	(Notes 3, 5)	–	–	–	–	–
	Imnosource Limited	Associate	723,447	(Notes 3, 5)	–	–	–	–	–
	Real Tech Holdings Limited	Associate	2,134,808	(Notes 3, 5)	–	–	–	–	–
Imnosource Limited	The Company	Parent company	722,150	(Notes 3, 5)	–	–	–	–	–
J&R Industrial Inc.	The Company	The Ultimate Parent of the Company	190,000	(Notes 3, 5)	–	–	–	–	–
	ASE Electronics Inc.	Associate	190,000	(Notes 3, 5)	–	–	–	–	–

 (Continued)

TABLE 7

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Appendix 3.table7b

					Turnover Rate	Overdue (Note 1)		Amounts Received	Allowance for
Company Name	Related Party	Relationships	Ending Balance (Note 1)		(Note 2)	Amount	Actions Taken	in Subsequent Period	Bad Debts
Global Advanced Packaging Technology, Limited Cayman Islands	The Company	The Ultimate Parent of the Company	$1,956,675	(Notes 3,5)	–	$ –	–	$ –	$ –
ASE Japan Co., Ltd.	J & R Holding Limited	Parent company	2,264,165	(Notes 3,5)	–	–	–	–	–
ASE Corporation	The Company	The Ultimate Parent of the Company	900,000	(Notes 3,5)	–	–	–	–	–
ASE (Shanghai) Inc.	The Company	The Ultimate Parent of the Company	435,484	(Note 5)	3	40,311	Continued collection	105,042	–
	Advanced Semiconductor Engineering (HK) Limited	Subsidiary	306,358	(Note 5)	3	1,772	Continued collection	100,053	–
	ASE WeiHai Inc.	Associate	164,556	(Notes 3,5)	–	–	–	–	–
Shanghai Ding Hui Real Estate Development Co., Ltd.	Kun Shan Ding Hong Real Estate Development Co., Ltd.	Subsidiary	570,852	(Notes 3,5)	–	–	–	750	–
USI Enterprise Limited	The Company	The Ultimate Parent of the Company	2,626,000	(Notes 3,5)	–	–	–	–	–
	J & R Holding Limited	Associate	6,402,296	(Notes 3,5)	–	–	–	6.663	–
	USI Inc.	Parent company	2,233,090	(Notes 3,5)	–	–	–	–	–
Huntington Holdings International Co. Ltd.	The Company	The Ultimate Parent of the Company	1,805,375	(Notes 3,5)	–	–	–	–	–
Real Tech Holdings Limited	The Company	The Ultimate Parent of the Company	3,939,000	(Notes 3,5)	–	–	–	–	–
Suzhou ASEN Semiconductors Co., Ltd.	NXP Semiconductors Taiwan Ltd.	Subsidiary of the company has significant influence over Suzhou ASEN Semiconductors Co., Ltd.	683,680		3	–	–		–
USI Electronics (Shenzhen) Co., Ltd.	Universal Scientific Industrial (Shanghai) Co., Ltd.	Associate	CNY 650,086 thousand	(Note 5)	4	–	–	CNY 249,196 thousand	–
	Universal Global Technology (Shanghai) Co., Ltd.	Associate	CNY 261,002 thousand	(Note 5)	–	–	–	–	–
Universal Scientific Industrial (Shanghai) Co., Ltd.	Universal Global Technology (Shanghai) Co., Ltd.	Subsidiary	CNY 393,196 thousand	(Note 5)	–	–	–	–	–
	USI Electronics (Shenzhen) Co., Ltd.	Subsidiary	CNYI 289,096 thousand	(Note 5)	–	–	–	–	–
Universal Global Technology Co., Limited	Universal Scientific Industrial (Shanghai) Co., Ltd.	Parent company	US$ 139,153 thousand	(Note 5)	4	–	–	US$ 49,939 thousand	–
	Universal Global Technology (Kunshan) Co., Ltd.	Associate	US$ 10,721 thousand	(Note 5)	5	–	–	–	–
	USI Electronics (Shenzhen) Co., Ltd.	Subsidiary	US$ 43,119 thousand	(Note 5)	–	–	–	US$ 43,119 thousand	–
Universal Global Industrial Co., Limited	USI Electronics (Shenzhen) Co., Ltd.	Associate	US$ 23,084 thousand	(Note 5)	4	–	–	US$ 6,589 thousand	–
	Universal Global Scientific Industrial Co., Ltd.	Associate	US$ 121,863 thousand	(Note 5)	5	–	–	US$46,803 thousand	–
Universal Global Scientific Industrial Co., Ltd.	Universal Scientific Industrial Co., Ltd.	Associate	345,070	(Note 5)	4	2,563	Continued collection	273,537	–
Universal Global Technology (Kunshan) Co., Ltd.	Universal Global Industrial Co., Limited	Associate	CNY 206,744 thousand	(Note 5)	6	–	–	CNY 63,666 thousand	–

(Continued)

Note 1: Include Accounts receivables and Other receivables

Note 2: Exclude other receivables

Note 3: Intercompany Loan, please refer to Table 1.

Note 4: Turnkey transaction.

Note 5: All the transactions had been eliminated when preparing consolidated financial statements.

TABLE 8

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Continued)

TABLE 8

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Concluded)

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transaction.
Note 2:	The share of profits/losses of investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 9

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Continued)

TABLE 9

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Continued)

Note 1:	Investments through a holding company registered in a third region. The holding companies are as follow:
(1)	ASE Mauritius Inc., ASE Corporation,Omniquest Industrial Limited,Innosource Limited and J&R Holding Limited.
(2)	ASE Mauritius Inc., Alto Enterprises Limited, Innosource Limited, ASE Corporation, Omniquest Industrial Limited and J&R Holding Limited.
(3)	Innosource Limited.
(4)	Global Advanced Packaging Technology Ltd. and J&R Holding Limited.
(5)	J&R Holding Limited.
(6)	ASE (Korea) Inc., ASE Test Limited, ASE Investment (Labuan) Inc., ASE Holding Ltd. and J&R Holding Limited.
(7)	Super Zone Holdings Limited.
(8)	Alto Enterprises Limited.
(9)	Real Tech Holdings Limited and Huntington Holdings International Co. Ltd..
(10)	Rise Accord Limited and Huntington Holdings International Co. Ltd..
(11)	Rise Capital Investment Limited and Huntington Holdings International Co. Ltd..
Note 2:	Invested by companies in Mainland China.
Note 3:	The company was invested by Aisa Global Venture Co. Ltd which is invested by UHI as available-for-sale. Asis Global Venture Co. Ltd disposed all of the company's shares in October, 2013, therefore as of December 31, 2015 UHI does not invest to any company in Mainland China.
Note 4:	The basis for investment income (loss) recognition is from the financial statements audited and attested by R.O.C. parent company’s CPA
Note 5:	The basis for investment income (loss) recognition is from the financial statements audited and attested by international accounting firm which has cooperative relationship with accounting firm in R.O.C.
Note 6:	The basis for investment income (loss) recognition is from the financial statements audited and attested by other CPA in the same accounting firm wirh R.O.C. parent company’s CPA.
Note 7:	Pursuant to the Jing-Shen-Zi Letter No. 09704604680 of the Ministry of Economic Affairs, R.O.C amended 'Guidelines Governing the Review of Investment or Technical Cooperation in the Mainland Area' dated on August 29, 2008, as the Company has obtained the certificate of being qualified for operating headquarters, issued by the Industrial Development Bureau, MOEA, the ceiling amount of the investment in Mainland China is not applicable to the Company. (Approved on Augest 13th, 2015.)
Note 8:	The upper limit on investment of ASET, Inc is calculated as follow: $29,908,297× 60% = 17,944,978
Note 9:	USD $60,000 thousand was directly remitted by the subsidiary, ASE (Korea), and USD $25,000 thousand was by means of Debt for Equity Swap. Therefore, there is USD$85,000 thousand difference between MOEA approved investment amount and accumulated outflow of investment from Taiwan.
Note 10:	It was the same fund that ASET, inc indirectly invested to ASE Investment (KS) through another comapny in 3rd area and than invested to ASEKS.
Note 11:	e-Cloud Corporation was liquidated in December 2013.
Note 12:	Cubuy Corporationwas liquidated in July 2014.

TABLE 10

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Continued)

TABLE 10

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Continued)

TABLE 10

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Note: Amount was eliminated based on the audited financial statements.	(Concluded)

Appendix 4

Advanced Semiconductor Engineering, Inc.

2016Q3 Consolidated Financial Statements and Auditor Report

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Consolidated Financial Statements for the
Nine Months Ended September 30, 2016 and 2015 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2016		December 31, 2015		Sptember 30, 2015
	(Reviewed)		(Adjusted and audited)		(Reviewed)
ASSETS	NT$	%	NT$	%	NT$	%

CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$37,661,420	10	$55,251,181	15	$42,409,714	12
Financial assets at fair value through profit or loss - current (Notes 4, 5 and 7)	813,831	-	3,833,701	1	3,142,231	1
Available-for-sale financial assets - current (Notes 4 and 8)	70,092	-	30,344	-	15,506	-
Trade receivables, net (Notes 4 and 9)	52,009,578	14	44,931,487	13	53,156,487	14
Other receivables (Notes 4)	936,417	-	429,541	-	551,249	-
Current tax assets (Note 4)	275,770	-	168,717	-	166,615	-
Inventories (Notes 4, 5 and 10)	23,635,153	7	23,258,279	6	27,591,187	7
Inventories related to real estate business (Notes 4, 5, 11, 23 and 34)	24,141,398	7	25,713,538	7	25,114,779	7
Other financial assets - current (Notes 4, 12 and 34)	1,047,303	-	301,999	-	1,928,146	1
Other current assets	2,778,234	1	2,814,053	1	3,095,559	1

Total current assets	143,369,196	39	156,732,840	43	157,171,473	43

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current (Notes 4 and 8)	1,103,939	-	924,362	-	904,795	-
Investments accounted for using the equity method (Notes 4 and 13)	49,515,448	14	37,141,552	10	36,981,863	10
Property, plant and equipment (Notes 4, 5, 14, 23 and 35)	145,208,855	40	149,997,075	41	152,981,113	42
Goodwill (Notes 4, 5 and 15)	10,512,448	3	10,506,519	3	10,509,270	3
Other intangible assets (Notes 4, 5, 16 and 23)	1,704,669	1	1,382,093	-	1,449,287	-
Deferred tax assets (Notes 4 , 5 and 24)	5,236,508	1	5,156,515	2	5,128,646	1
Other financial assets - non-current (Notes 4, 12 and 34)	1,355,254	1	345,672	-	343,516	-
Long-term prepayments for lease (Note 17)	2,382,424	1	2,556,156	1	2,610,187	1
Other non-current assets	238,979	-	263,416	-	371,586	-

Total non-current assets	217,258,524	61	208,273,360	57	211,280,263	57

TOTAL	$360,627,720	100	$365,006,200	100	$368,451,736	100

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	Sptember 30, 2016		December 31, 2015		Sptember 30, 2015
	(Reviewed)		(Adjusted and audited)		(Reviewed)
LIABILITIES AND EQUITY	NT$	%	NT$	%	NT$	%

CURRENT LIABILITIES
Short-term borrowings (Note 18)	$31,008,127	9	$32,635,321	9	$45,746,588	12
Short-term bills payable (Note 18)	1,999,342	1	4,348,054	1	-	-
Financial liabilities at fair value through profit or loss - current (Notes 4, 5 and 7)	3,953,520	1	3,005,726	1	2,605,077	1
Trade payables	37,856,245	10	34,138,564	9	39,699,655	11
Dividends payable (Note 22)
Other payables (Note 20)	19,875,189	6	19,194,818	5	18,396,751	5
Current tax liabilities (Note 4)	4,015,514	1	4,551,785	1	3,828,439	1
Advance real estate receipts (Note 4)	530,873	-	2,703,706	1	2,234,716	1
Current portion of bonds payable (Notes 4 and 19)	9,384,865	3	14,685,866	4	2,578,343	1
Current portion of long-term borrowings (Notes 18 and 34)	6,272,817	2	2,057,465	1	2,025,374	-
Other current liabilities	3,500,698	1	3,180,767	1	2,799,082	1

Total current liabilities	118,397,190	34	120,502,072	33	119,914,025	33

NON-CURRENT LIABILITIES
Bonds payable (Notes 4 and 19)	26,871,735	7	23,740,384	7	35,804,305	10
Long-term borrowings (Notes 18 and 34)	43,941,187	12	42,493,668	12	38,386,055	10
Deferred tax liabilities (Notes 4, 5 and 24)	4,815,903	1	4,987,549	1	4,833,071	1
Net defined benefit liabilities (Notes 4, 5 and 21)	4,181,619	1	4,072,493	1	4,429,291	1
Other non-current liabilities	1,202,643	-	1,071,509	-	801,769	-

Total non-current liabilities	81,013,087	21	76,365,603	21	84,254,491	22

Total liabilities	199,410,277	55	196,867,675	54	204,168,516	55

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Notes 4 and 22)
Share capital
Ordinary shares	79,236,226	22	79,029,290	22	78,931,576	21
Shares subscribed in advance	272,824	-	156,370	-	209,602	-
Total share capital	79,509,050	22	79,185,660	22	79,141,178	21
Capital surplus	22,461,952	6	23,757,099	7	24,157,701	7
Retained earnings (Note 13)
Legal reserve	14,597,032	4	12,649,145	3	12,649,145	3
Special reserve	3,353,938	1	3,353,938	1	3,353,938	1
Unappropriated earnings	39,184,915	11	39,899,629	11	35,277,587	10
Total retained earnings	57,135,885	16	55,902,712	15	51,280,670	14
Accumulated other comprehensive income	(1,655,390)	-	5,081,689	1	6,242,036	2
Treasury shares	(7,292,513)	(2)	(7,292,513)	(2)	(7,292,513)	(2

Equity attributable to owners of the Company	150,158,984	42	156,634,647	43	153,529,072	42

NON-CONTROLLING INTERESTS (Notes 4 and 22)	11,058,459	3	11,503,878	3	10,754,148	3

Total equity	161,217,443	45	168,138,525	46	164,283,220	45

TOTAL	$360,627,720	100	$365,006,200	100	$368,451,736	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated November 7, 2016)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars Except Earnings Per Share)

Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2016		2015		2016		2015
	NT$	%	NT$	%	NT$	%	NT$	%

OPERATING REVENUES (Note 4)	$72,783,689	100	$72,870,404	100	$197,755,474	100	$207,754,374	100

OPERATING COSTS (Notes 10, 21 and 23)	58,670,777	81	59,882,751	82	159,938,375	81	170,888,018	82

GROSS PROFIT	14,112,912	19	12,987,653	18	37,817,099	19	36,866,356	18

OPERATING EXPENSES (Notes 21 and 23)
Selling and marketing expenses	837,656	1	923,927	1	2,569,312	2	2,675,081	1
General and administrative expenses	2,889,746	4	2,837,288	4	8,371,727	4	7,983,571	4
Research and development expenses	2,947,251	4	2,844,445	4	8,300,488	4	8,124,096	4

Total operating expenses	6,674,653	9	6,605,660	9	19,241,527	10	18,782,748	9

PROFIT FROM OPERATIONS	7,438,259	10	6,381,993	9	18,575,572	9	18,083,608	9

NON-OPERATING INCOME AND EXPENSES
Other income (Note 23)	167,694	-	127,357	-	450,061	-	425,648	-
Other gains (losses), net (Note 23)	(640,234)	(1)	1,845,931	3	(8,281)	-	1,926,825	1
Finance costs (Note 23)	(547,458)	(1)	(574,414)	(1)	(1,746,585)	(1)	(1,698,197)	(1
Share of profit (loss) of associates and joint ventures (Note 4)	456,612	1	29,322	-	1,101,234	1	(21,268)	-

Total non-operating income and expenses	(563,386)	(1)	1,428,196	2	(203,571)	-	633,008	-

PROFIT BEFORE INCOME TAX EXPENSE	6,874,873	9	7,810,189	11	18,372,001	9	18,716,616	9

INCOME TAX EXPENSE (Notes 4, 5 and 24)	975,530	1	1,127,308	2	3,816,787	2	3,579,664	2

NET PROFIT FOR THE PERIOD	5,899,343	8	6,682,881	9	14,555,214	7	15,136,952	7

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(4,032,107)	(5)	4,553,560	6	(6,743,531)	(3)	1,369,632	1
Unrealized gain (loss) on available-for-sale financial assets	(34,111)	-	18,411	-	(52,969)	-	(22,413)	-
Share of other comprehensive income of associates and joint ventures accounted for using the equity method	(362,462)	-	(145,624)	-	(535,044)	-	(62,823)	-

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2016		2015		2016		2015
	NT$	%	NT$	%	NT$	%	NT$	%

Other comprehensive income for the period, net of income tax	$(4,428,680)	(5)	$4,426,347	6	$(7,331,544)	(3)	$1,284,396	1

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$1,470,663	3	$11,109,228	15	$7,223,670	4	$16,421,348	8

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$5,505,994	7	$6,368,622	9	$13,715,836	7	$14,489,257	7
Non-controlling interests	393,349	1	314,259	-	839,378	-	647,695	-

	$5,899,343	8	$6,682,881	9	$14,555,214	7	$15,136,952	7

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company	$1,385,198	3	$10,528,507	14	$6,978,757	4	$15,662,754	8
Non-controlling interests	85,465	-	580,721	1	244,913	-	758,594	-

	$1,470,663	3	$11,109,228	15	$7,223,670	4	$16,421,348	8

EARNINGS PER SHARE (Note 25)
Basic	$0.72		$0.83		$1.79		$1.89
Diluted	$0.64		$0.69		$1.50		$1.76

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated November 7, 2016)

(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Owners of the Company
								Other Equity

	Share Capital			Retained Earnings				Exchange Differences on	Unrealized Gain on Available-
	Shares					Unappropriated		Translating Foreign	for-sale				Non-controlling
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Earnings	Total	Operations	Financial Assets	Total	Treasury Shares	Total	Interests	Total Equity
BALANCE AT JANUARY 1, 2015	7,861,725	$78,715,179	$16,013,058	$10,289,878	$3,353,938	$38,737,422	$52,381,238	$4,541,761	$526,778	$5,068,539	$(1,959,107)	$150,218,907	$8,219,098	$158,438,005
Equity component of convertible bonds issued by
the Company (Note 18)	-	-	214,022	-	-	-	-	-	-	-	-	214,022	-	214,022
Change in capital surplus from investments in
associates and joint ventures accounted for using the
equity method	-	-	3,362	-	-	-	-	-	-	-	-	3,362	-	3,362
Profit for the nine months ended September 30, 2015	-	-	-	-	-	14,489,257	14,489,257	-	-	-	-	14,489,257	647,695	15,136,952
Other comprehensive income (loss) for the nine
months ended September 30, 2015, net of income tax	-	-	-	-	-	-	-	1,262,027	(88,530)	1,173,497	-	1,173,497	110,899	1,284,396
Total comprehensive income for the nine months
ended September 30, 2015	-	-	-	-	-	14,489,257	14,489,257	1,262,027	(88,530)	1,173,497	-	15,662,754	758,594	16,421,348
Appropriation of 2014 earnings
Legal reserve	-	-	-	2,359,267	-	(2,359,267)	-	-	-	-	-	-	-	-
Cash dividends declared by the Company	-	-	-	-	-	(15,589,825)	(15,589,825)	-	-	-	-	(15,589,825)	-	(15,589,825)
	-	-	-	2,359,267	-	(17,949,092)	(15,589,825)	-	-	-	-	(15,589,825)	-	(15,589,825)
Acquisition of treasury shares	-	-	-	-	-	-	-	-	-	-	(5,333,406)	(5,333,406)	-	(5,333,406)
Issue of dividends received by subsidiaries from the
Company	-	-	292,351	-	-	-	-	-	-	-	-	292,351	-	292,351
Partial disposal of interests in subsidiaries and
additional acquisition of majority-owned
subsidiaries (Note 28)	-	-	7,197,510	-	-	-	-	-	-	-	-	7,197,510	1,712,836	8,910,346
Spin-off of subsidiaries	-	-	(3,535)	-	-	-	-	-	-	-	-	(3,535)	3,535	-
Issue of ordinary shares under employee share options	41,518	425,999	440,933	-	-	-	-	-	-	-	-	866,932	-	866,932
Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(232,148)	(232,148)
Additional non-controlling interest arising on issue of
employee share options by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	292,233	292,233
BALANCE AT SEPTEMBER 30, 2015	7,903,243	$79,141,178	$24,157,701	$12,649,145	$3,353,938	$35,277,587	$51,280,670	$5,803,788	$438,248	$6,242,036	$(7,292,513)	$153,529,072	$10,754,148	$164,283,220
ADJUSTED BALANCE AT JANUARY 1, 2016 (Note	7,910,428	$79,185,660	$23,757,099	$12,649,145	$3,353,938	$39,899,629	$55,902,712	$4,493,570	$588,119	$5,081,689	$(7,292,513)	$156,634,647	$11,503,878	$168,138,525

Change in capital surplus from investments in
associates and joint ventures accounted for using the
equity method	-	-	8,283	-	-	-	-	-	-	-	-	8,283	-	8,283
Profit for the nine months ended September 30, 2016	-	-	-	-	-	13,715,836	13,715,836	-	-	-	-	13,715,836	839,378	14,555,214
Other comprehensive income (loss) for the nine
months ended September 30, 2016, net of income tax	-	-	-	-	-	-	-	(6,448,846)	(288,233)	(6,737,079)	-	(6,737,079)	(594,465)	(7,331,544)
Total comprehensive income (loss) for the nine
months ended September 30, 2016	-	-	-	-	-	13,715,836	13,715,836	(6,448,846)	(288,233)	(6,737,079)	-	6,978,757	244,913	7,223,670

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on Translating	Unrealized Gain on Available-
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Foreign Operations	for-sale Financial Assets	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity
Appropriation of 2015 earnings
Legal reserve	-	$-	$-	$1,947,887	$-	$(1,947,887)	$-	$-	$-	$-	$-	$-	$-	$-
Cash dividends declared by the Company	-	-	-	-	-	(12,476,779)	(12,476,779)	-	-	-	-	(12,476,779)	-	(12,476,779)
	-	-	-	1,947,887	-	(14,424,666)	(12,476,779)	-	-	-	-	(12,476,779)	-	(12,476,779)
Issue of dividends received by subsidiaries from the Company	-	-	233,013	-	-	-	-	-	-	-	-	233,013	-	233,013
Actual disposal or acquisition of interest in subsidiaries (Note 28)	-	-	(20,552)	-	-	(5,884)	(5,884)	-	-	-	-	(26,436)	26,436	-
Changes in percentage of ownership interest in subsidiaries (Note 28)	-	-	(1,912,887)	-	-	-	-	-	-	-	-	(1,912,887)	(912,886)	(2,825,773)
Issue of ordinary shares under employee share options	26,262	323,390	396,996	-	-	-	-	-	-	-	-	720,386	-	720,386
Non-controlling interest arising from acquisition of subsidiaries (Note 27)	-	-	-	-	-	-	-	-	-	-	-	-	7,021	7,021
Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(236,426)	(236,426)
Additional non-controlling interest arising on issue of employee share options by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	425,523	425,523
BALANCE AT SEPTEMBER 30, 2016	7,936,690	$79,509,050	$22,461,952	$14,597,032	$3,353,938	$39,184,915	$57,135,885	$(1,955,276)	$299,886	$(1,655,390)	$(7,292,513)	$150,158,984	$11,058,459	$161,217,443

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated November 7, 2016)

(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	For the Nine Months Ended September 30
	2016	2015
	NT$	NT$

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$18,372,001	$18,716,616
Adjustments for:
Depreciation expense	21,694,771	21,750,748
Amortization expense	343,868	421,472
Net (gain) loss on fair value change of financial assets and liabilities at fair value through profit or loss	1,492,157	(3,196,273)
Finance costs	1,746,585	1,698,197
Interest income	(171,615)	(192,162)
Dividend income	(20,625)	(74,374)
Compensation cost of employee share options	353,676	35,919
Share of loss (profit) of associates and joint ventures	(1,101,234)	21,268
Impairment loss recognized on financial assets	1,886	23,299
Reversal of impairment loss on financial assets	(27,664)	-
Impairment loss recognized on non-financial assets	1,199,970	154,815
Net gain on foreign currency exchange	(1,333,438)	1,383,924
Others	493,491	905,470
Changes in operating assets and liabilities
Financial assets held for trading	2,708,652	3,025,524
Trade receivables	(7,049,447)	(257,928)
Other receivables	(189,591)	60,383
Inventories	1,077,286	(8,570,434)
Other current assets	(179,052)	150,732
Financial liabilities held for trading	(2,044,739)	(1,148,709)
Trade payables	3,717,681	4,288,374
Other payables	(172,266)	(1,959,645)
Advance real estate receipts	(2,172,833)	1,754,391
Other current liabilities	239,510	314,503
Other operating activities items	38,013	190,377
	39,017,043	39,496,487
Interest received	164,867	182,419
Dividend received	4,037,857	74,374
Interest paid	(1,668,975)	(1,713,548)
Income tax paid	(4,838,659)	(3,735,975)

Net cash generated from operating activities	36,712,133	34,303,757

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	(52,981,180)	(81,789,096)
Proceeds on sale of financial assets designated as at fair value through profit or loss	54,592,483	84,672,199

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	For the Nine Months Ended September 30
	2016	2015
	NT$	NT$

Purchase of available-for-sale financial assets	$(1,192,678)	$(469,291)
Proceeds on sale of available-for-sale financial assets	867,336	1,972,254
Cash received from return of capital by available-for-sale financial assets	28,927	30,545
Acquisition of associates and joint ventures	(15,816,463)	(35,673,097)
Net cash outflow on acquisition of subsidiaries	(73,437)	-
Payments for property, plant and equipment	(20,391,111)	(24,695,271)
Proceeds from disposal of property, plant and equipment	129,261	213,284
Payments for intangible assets	(373,928)	(393,507)
Proceeds from disposal of intangible assets	5,482	-
Increase in other financial assets	(1,754,676)	(1,265,725)
Increase in other non-current assets	(177,245)	(294,186)

Net cash used in investing activities	(37,137,229)	(57,691,891)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceed from (repayment of) short-term borrowings	(384,911)	4,148,082
Repayment of short-term bills payable	(2,348,712)	-
Proceeds from issue of bonds	9,000,000	6,136,425
Repayment of bonds payable	(10,365,135)	-
Proceeds from long-term borrowings	48,963,098	29,382,813
Repayment of long-term borrowings	(42,202,720)	(16,649,534)
Dividends paid	(12,243,766)	(15,297,474)
Proceeds from exercise of employee share options	792,233	854,609
Payments for acquisition of treasury shares	-	(5,333,406)
Proceeds from partial disposal of interests in subsidiaries	-	8,910,346
Increase (decrease) in non-controlling interests	(3,062,199)	36,517
Other financing activities items	12,342	(1,035)

Net cash generated from (used in) financing activities	(11,839,770)	12,187,343

EFFECTS OF EXCHANGE RATE CHANGES ON
THE BALANCE OF CASH AND CASH EQUIVALENTS	(5,324,895)	1,916,095

NET DECREASE IN CASH AND CASH EQUIVALENTS	(17,589,761)	(9,284,696)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	55,251,181	51,694,410

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$37,661,420	$42,409,714

The accompanying notes are an integral part of the consolidated financial statements.

With Deloitte & Touche review report dated November 7, 2016)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Amounts in Thousands, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL INFORMATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated in Nantze Export Processing Zone under the laws of Republic of China (the “ROC”). In August 2004, the Company merged its subsidiaries, ASE (Chung Li) Inc. and ASE Material Inc., and established Chung-Li Branch. In August 2006, the Company spun-off and assigned its substrate production business to ASE Electronics Inc. In January 2011, the Company established Nan-Tou Branch. In May 2012, the Company merged its subsidiary, PowerASE Technology, Inc. In August 2013, the Company merged its subsidiary, Yang Ting Tech Co., Ltd. The Company and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

Since July 1989, the Company’s ordinary shares have been listed on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”. Since September 2000, the Company’s ordinary shares of the Company have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”). The ordinary shares of its subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd. (the “USISH”), have been listed on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231” since February 2012.

The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the board of directors on November 7, 2016.

3.	APPLICATION OF NEW AND REVISED STANDARDS, AMENDMENTS AND INTERPRETATIONS

a.	International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), Interpretations of IFRS (IFRIC), and Interpretations of IAS (SIC) (collectively, the “IFRSs”) endorsed by the Financial Supervisory Commission of the Republic of China (“FSC”) for application from 2017.

Rule No.1050026834 issued by the FSC endorsed the following IFRSs for application starting January 1, 2017.

New, Amended or Revised Standards and Interpretations (the “New IFRSs”)	Effective Date Announced by International Accounting Standard Board (“IASB”) (Note 1)

Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 2)
Amendments to IFRS 10, IFRS 12 and IAS 28 “Investment Entities: Applying the Consolidation Exception”	January 1, 2016
Amendment to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
IFRS 14 “Regulatory Deferral Accounts”	January 1, 2016
Amendment to IAS 1 “Disclosure Initiative”	January 1, 2016
Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendments to IAS 16 and IAS 41 “Agriculture: Bearer Plants”	January 1, 2016
Amendment to IAS 19 “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendment to IAS 36 “Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets”	January 1, 2014
Amendment to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”	January 1, 2014
IFRIC 21 “Levies”	January 1, 2014

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016, the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above New IFRSs in 2017 would not have any material impact on the Group’s accounting policies:

Amendment to IAS 36 “Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets”

The amendment to IAS 36 clarifies that the recoverable amount of an asset or a cash-generating unit is disclosed only when an impairment loss on the asset has been recognized or reversed during the period. If the recoverable amount of an item of property, plant and equipment for which impairment loss has been recognized or reversed is fair value less costs of disposal, the Group is required to disclose the fair value hierarchy. If the fair value measurements are categorized within Level 2 or Level 3, the valuation technique and key assumptions used to measure the fair value are disclosed. The discount rate used is disclosed if such fair value less costs of disposal is measured by using present value technique. The amendment will be applied retrospectively. The Group expect that recoverable amount disclosure for non-financial assets is required under the amendment.

b.	New IFRSs in issue but not yet endorsed by the FSC

The Group has not applied the following IFRSs issued by the IASB but not yet endorsed by the FSC. As of the date the consolidated financial statements were authorized for issue, except that the Group should apply IFRS 15 starting January 1, 2018, the FSC has not announced the effective dates of other New IFRSs.

New IFRSs	Effective Date Announced by IASB (Note)

Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
Amendments to IFRS 4“Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”	January 1, 2018
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosures”	January 1, 2018
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Amendments to IFRS 15 “Clarifications to IFRS 15”	January 1, 2018
IFRS 16 “Leases”	January 1, 2019
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017
Amendments to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017

Note:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirement for the classification of financial assets is stated below:

For the Group’s debt instruments that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, their classification and measurement are as follows:

a)	For debt instruments, if they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method;

b)	For debt instruments, if they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments are derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Except for above, all other financial assets are measured at fair value through profit or loss. However, the Group may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The impairment of financial assets

IFRS 9 requires that impairment loss on financial assets is recognized by using the “Expected Credit Losses Model”. The credit loss allowance is required for financial assets measured at amortized cost, financial assets mandatorily measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, certain written loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. A loss allowance for full lifetime expected credit losses is required for a financial asset if its credit risk has increased significantly since initial recognition and is not low. However, a loss allowance for full lifetime expected credit losses is required for trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the Group takes into account the expected credit losses on initial recognition in calculating the credit-adjusted effective interest rate. Subsequently, any changes in expected losses are recognized as a loss allowance with a corresponding gain or loss recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”

The amendments stipulated that, when the Group sells or contributes assets that constitute a business (as defined in IFRS 3) to an associate or joint venture, the gain or loss resulting from the transaction is recognized in full. Also, when the Group loses control over a subsidiary that contains a business but retains significant influence or joint control, the gain or loss resulting from the transaction is recognized in full.

Conversely, when the Group sells or contributes assets that do not constitute a business to an associate or joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated. Also, when the Group loses control over a subsidiary that does not contain a business but retains significant influence or joint control in an associate or a joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated.

3)	IFRS 15 “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2018.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

—	Identify the contract with the customer;

—	Identify the performance obligations in the contract;

—	Determine the transaction price;

—	Allocate the transaction price to the performance obligations in the contracts; and

—	Recognize revenue when the entity satisfies a performance obligation.

In identifying performance obligations, IFRS 15 and related amendment require that a good or service is distinct if it is capable of being distinct (for example, the Group regularly sells it separately) and the promise to transfer it is distinct within the context of the contract (i.e. the nature of the promise in the contract is to transfer each of those goods or services individually rather than to transfer combined items).

When IFRS 15 and related amendment are effective, the Group may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

4)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Group is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Group may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Group should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Group as lessor.

When IFRS 16 becomes effective, the Group may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

5)	Amendments to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”

The amendment clarifies that the difference between the carrying amount of the debt instrument measured at fair value and its tax base gives rise to a temporary difference, even though there are unrealized losses on that asset, irrespective of whether the Group expects to recover the carrying amount of the debt instrument by sale or by holding it and collecting contractual cash flows.

In addition, in determining whether to recognize a deferred tax asset, the Group should assess a deductible temporary difference in combination with all of its other deductible temporary differences, unless the tax law restricts the utilization of losses to deduction against income of a specific type, in which case, a deductible temporary difference is assessed in combination only with other deductible temporary differences of the appropriate type. The amendment also stipulates that, when determining whether to recognize a deferred tax asset, the estimate of probable future taxable profit may include some of the Group’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the Group will achieve this, and that the estimate for future taxable profit should exclude tax deductions resulting from the reversal of deductible temporary differences.

Except for the above impact, as of the date the consolidated financial statements were authorized for issue, the Group is continuously assessing the possible impact that the application of other standards and interpretations will have on the Group’s financial position and results of operations, and will disclose the relevant impact when the assessment is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance

These interim consolidated financial statements have been prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34 “Interim Financial Reporting” as endorsed by the FSC. Disclosure information included in these interim consolidated financial statements is less than the disclosure information required in a complete set of annual financial statements.

b.	Basis of Consolidation

Subsidiaries included in these interim consolidated financial statements were as follows:

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	September 30, 2016	December 31, 2015	September 30, 2015

A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, ROC	100.0	100.0	100.0
USI Inc. (“USIINC”)	Engaged in investment	Nantou, ROC	99.2	99.2	99.2
Luchu Development Corporation	Engaged in the development of real estate properties	Taipei, ROC	86.1	86.1	86.1
TLJ Intertech Inc. (“TLJ”)	Engaged in information software services and 60% shareholdings were acquired by ASE Test, Inc. in May 2016	Taipei, ROC	60.0	-	-
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0	100.0
ASE (Korea) Inc.	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, ROC	100.0	100.0	100.0
ASE Japan Co., Ltd.	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0	100.0
ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0	100.0
Global Advanced Packaging Technology Limited, Cayman Islands	Holding company	British Cayman Islands	100.0	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd.	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	60.0	60.0

(Continued)

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	September 30, 2016	December 31, 2015	September 30, 2015

Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0	100.0
Anstock II Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0	100.0
ASE Module (Shanghai) Inc.	Will engage in the production and sale of electronic components and printed circuit boards	Shanghai, China	100.0	100.0	100.0
ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	100.0	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0	100.0
Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0	100.0
Shanghai Ding Fan Department Store Co., Ltd.	Will engage in department store business, and was established in July 2016	Shanghai, China	100.0	-	-
Kun Shan Ding Yue Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0	100.0
Kun Shan Ding Hong Real Estate Development Co., Ltd	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, ROC	100.0	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0	100.0
ASE Holdings (Singapore) Pte Ltd	Holding company	Singapore	100.0	100.0	100.0
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0	100.0
ASE Trading (Shanghai) Ltd.	Engaged in trading activity	Shanghai, China	100.0	100.0	100.0
Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2	99.2
Senetex Investment Co., Ltd.	Liquidated in December 2015	Nantou, ROC	-	-	99.2
Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2	99.2
Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	99.2	99.2
Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	99.2	99.2	99.2
Rising Capital Investment Limited	Holding company	British Virgin Islands	99.2	99.2	99.2
Rise Accord Limited	Holding company	British Virgin Islands	99.2	99.2	99.2
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	99.2	99.2
USI Enterprise Limited (“USIE”)	Engaged in the service of investment advisory and warehousing management	Hong Kong	98.8	96.7	98.7
Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	77.3	75.7	77.2
Universal Global Technology Co., Limited	Holding company	Hong Kong	77.3	75.7	77.2
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	77.3	75.7	77.2
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	77.3	75.7	77.2
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment	Shanghai, China	77.3	75.7	77.2

(Continued)

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	September 30, 2016	December 31, 2015	September 30, 2015

Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	77.3	75.7	77.2
Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, ROC	77.3	75.7	77.2
USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service.	U.S.A.	77.3	75.7	77.2
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	77.3	75.7	77.2
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	77.3	75.7	77.2
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	77.3	75.7	77.2
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories	Nantou, ROC	76.5	99.0	99.0

(Concluded)

c.	Other significant accounting policies

Except for the following, the accounting policies applied in these condensed consolidated financial statements are consistent with those applied in the Group’s consolidated financial statements for the year ended December 31, 2015.

1)	Retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant plan amendments, settlements, or other significant one-off events.

2)	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Except those discussed below, the same critical accounting judgments and key sources of estimation uncertainty of consolidated financial statements have been followed in these consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2015.

For the associate accounted for using the equity method, the Group recognized goodwill which is included within the carrying amount of the investment as of each investment date as the excess of cost of investments over the Group’s share of the net fair value of the associate’s identifiable assets acquired and the liabilities assumed at the respective investment dates; as a result, it involves critical accounting judgment and estimates when determining aforementioned fair values. The management engaged external appraiser to identify and evaluate the associate’s identifiable tangible assets, intangible assets and liabilities.

The scope of such evaluation includes assumptions as current replacement cost of tangible assets, the categories of intangible assets and their expected economic benefits, growth rates and discount rates used in cash flow analysis. The amounts of differences between fair value of identified tangible and intangible assets and the carrying amount at each respective investment dates are depreciated or amortized over their remaining useful lives or expected future economic benefit lives. The management considered that the related evaluation and assumption has appropriately reflected the fair value of identifiable assets acquired and liabilities assumed.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Cash on hand	$8,146	$8,806	$8,828
Checking accounts and demand deposits	29,027,930	50,291,823	33,144,463
Cash equivalents	8,625,344	4,950,552	9,256,423

	$37,661,420	$55,251,181	$42,409,714

Cash equivalents include time deposits that are of a short maturity of three months or less from the date of acquisitions, and are highly liquid, readily convertible to known amounts in cash and the risk of changes in values is insignificant. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investments or other purposes.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS (“FVTPL”)

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Financial assets designated as at FVTPL

Private-placement convertible bonds	$100,583	$100,500	$100,500
Structured time deposits	-	1,646,357	-
	100,583	1,746,857	100,500

Financial assets held for trading

Open-end mutual funds	584,424	573,242	558,437
Forward exchange contracts	55,645	18,913	41,189
Swap contracts	38,451	1,452,611	2,398,880
Quoted shares	34,728	37,058	43,225
Foreign currency option contracts	-	5,020	-
	713,248	2,086,844	3,041,731

	$813,831	$3,833,701	$3,142,231

Financial liabilities held for trading

Conversion option, redemption option and put option of convertible bonds (Note 19)	$2,224,051	$2,632,565	$2,049,773

(Continued)

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Swap contracts	$1,708,293	$290,176	$244,204
Forward exchange contracts	10,825	69,207	298,988
Interest rate swap contracts	8,791	119	-
Foreign currency option contracts	1,560	13,659	12,112

	$3,953,520	$3,005,726	$2,605,077

(Concluded)

The Group invested in structured time deposits and private-placement convertible bonds, and all included embedded derivative instruments which are not closely related to the host contracts. The Group designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

September 30, 2016

Sell EUR/Buy US$	2016.10	EUR4,960/US$5,573
Sell JPY/Buy US$	2016.10	JPY38,308/US$380
Sell NT$/Buy US$	2016.10-2017.09	NT$62,646,431/US$1,951,500
Sell US$/Buy CNY	2016.10	US$52,535/CNY349,800
Sell US$/Buy JPY	2016.11-2016.12	US$83,036/JPY8,420,000
Sell US$/Buy KRW	2016.10-2016.11	US$20,000/KRW22,232,000
Sell US$/Buy NT$	2016.10-2016.11	US$51,600/NT$1,621,665

December 31, 2015

Sell NT$/Buy US$	2016.01-2016.12	NT$57,554,138/US$1,802,834
Sell US$/Buy CNY	2016.01-2016.03	US$353,881/CNY2,255,872
Sell US$/Buy JPY	2016.03	US$67,125/JPY8,240,000
Sell US$/Buy NT$	2016.01	US$91,750/NT$3,005,494

September 30, 2015

Sell JPY$/Buy US$	2015.10	JPY66,604/US$550
Sell NT$/Buy US$	2015.10-2016.09	NT$75,508,555/US$2,367,628
Sell US$/Buy CNY	2015.10-2016.01	US$460,287/CNY2,927,341
Sell US$/Buy JPY	2015.10-2015.11	US$69,190/JPY8,350,000
Sell US$/Buy KRW	2015.10	US$17,000/KRW19,903,600
Sell US$/Buy NT$	2015.10-2015.11	US$76,800/NT$2,503,231

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

Notional Amount
Currency	Maturity Period	(In Thousands)

September 30, 2016

Sell NT$ /Buy US$	2016.10-2016.11	NT$10,147,295/US$325,000
Sell US$/Buy CNY	2016.10-2016.11	US$65,000/CNY433,976
Sell US$/Buy JPY	2016.10-2016.11	US$21,864/JPY2,227,835
Sell US$/Buy KRW	2016.10-2016.11	US$26,400/KRW29,134,690
Sell US$/Buy MYR	2016.10-2016.11	US$9,000/MYR36,944
Sell US$/Buy SGD	2016.10-2016.12	US$11,100/SGD14,988

December 31, 2015

Sell NT$/Buy US$	2016.02	NT$325,400/US$10,000
Sell US$/Buy CNY	2016.01-2016.03	US$121,000/CNY780,252
Sell US$/Buy JPY	2016.01	US$14,000/JPY1,713,388
Sell US$/Buy KRW	2016.01	US$8,000/KRW9,420,350
Sell US$/Buy MYR	2016.01-2016.02	US$6,000/MYR25,525
Sell US$/Buy NT$	2016.01-2016.03	US$155,000/NT$5,088,230
Sell US$/Buy SGD	2016.01-2016.02	US$11,400/SGD16,079

September 30, 2015

Sell US$/Buy CNY	2015.10-2015.12	US$105,408/CNY673,695
Sell US$/Buy JPY	2015.10	US$74/JPY8,840
Sell US$/Buy KRW	2015.10	US$11,000/KRW13,064,100
Sell US$/Buy MYR	2015.10-2015.11	US$13,000/MYR55,759
Sell US$/Buy NT$	2015.10-2015.12	US$615,000/NT$20,127,565
Sell US$/Buy SGD	2015.10-2015.12	US$12,400/SGD17,302

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

September 30, 2016

Buy US$ Call/CNY Put	2017.08 (Note)	US$2,000/CNY13,800
Sell US$ Put/CNY Call	2017.08 (Note)	US$1,000/CNY 6,900

December 31, 2015

Buy US$ Call/CNY Put	2017.08 (Note)	US$2,000/CNY13,800
Buy US$ Put/CNY Call	2016.03	US$20,000/CNY131,600
Sell US$ Put/CNY Call	2017.08 (Note)	US$1,000/CNY 6,900

September 30, 2015

Buy US$ Call/NT$ Put	2016.08 (Note)	US$2,000/NT$68,200
Buy US$ Call/CNY Put	2017.08 (Note)	US$2,000/CNY13,800
Sell US$ Put/ NT$ Call	2016.08 (Note)	US$1,000/NT$34,100
Sell US$ Put/CNY Call	2017.08 (Note)	US$1,000/CNY6,900

Note:	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts, or the contracts will be early terminated or both parties will have no obligation to settle the contracts when the specific criteria is met. Partial of the aforementioned outstanding contracts as of September 30, 2015 were early terminated.

At each balance sheet date, the outstanding interest rate swap contracts not accounted for hedge accounting were as follows:

Maturity Period	Notional Amounts (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2016

2016.10	NT$1,000,000	4.60% (Fixed)	0.00%-5.00% (Floating)

December 31, 2015

2016.10	NT$1,000,000	4.60% (Fixed)	0.00%-5.00% (Floating)

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Unquoted ordinary shares	$506,502	$249,217	$230,792
Limited partnership	448,913	476,612	501,168
Quoted ordinary shares	160,243	197,580	172,915
Open-end mutual funds	44,207	16,037	-
Unquoted preferred shares	14,166	15,260	15,426
	1,174,031	954,706	920,301
Current	70,092	30,344	15,506

Non-current	$1,103,939	$924,362	$904,795

9.	TRADE RECEIVABLES, NET

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Trade receivables	$52,063,840	$45,014,393	$53,262,675
Less: Allowance for doubtful debts	54,262	82,906	106,188

Trade receivables, net	$52,009,578	$44,931,487	$53,156,487

a.	Trade receivables

The Group’s average credit terms were 30 to 90 days. Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

As of September 30, 2016, December 31, 2015 and September 30, 2015, except that the Group’s five largest customers accounted for 33%, 26% and 28% of accounts receivable, respectively, the concentration of credit risk is insignificant for the remaining accounts receivable.

Aging of receivables based on the past due date

	September30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Not past due	$47,741,458	$40,409,227	$48,266,342
1 to 30 days	3,695,299	3,901,300	3,935,421
31 to 90 days	532,980	495,664	842,340
More than 91 days	94,103	208,202	218,572

Total	$52,063,840	$45,014,393	$53,262,675

Aging of receivables that were past due but not impaired

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

1 to 30 days	$3,669,497	$3,086,796	$2,788,127
31 to 90 days	333,527	344,265	283,394
More than 91 days	-	-	3,357

Total	$4,003,024	$3,431,061	$3,074,878

Except for those impaired, the Group had not provided an allowance for doubtful debts on trade receivables at each balance sheet date since there has not been a significant change in credit quality and the amounts were still considered collectible. The Group did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by the Group to counterparties.

Movement of the allowance for doubtful trade receivables

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2016	$39,046	$43,860	$82,906
Impairment losses recognized (reversed)	(29,013)	1,349	(27,664)
Effect of foreign currency exchange differences	(691)	(289)	(980)

Balance at September 30, 2016	$9,342	$44,920	$54,262

(Continued)

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2015	$28,305	$55,840	$84,145
Impairment losses recognized	20,411	2,888	23,299
Amount written off as uncollectible	-	(208)	(208)
Effect of foreign currency exchange differences	(177)	(871)	(1,048)

Balance at September 30, 2015	$48,539	$57,649	$106,188

(Concluded)

b.	Transfers of financial assets

Factored trade receivables of the Company were as follows:

Counterparties	Receivables Sold (In Thousands)	Amounts Collected (In Thousands)	Advances Received At Period-end (In Thousands)	Interest Rates on Advances Received (%)	Credit Line (In Thousands)

For the nine months ended September 30, 2016
Citi bank	US$ -	US$ 41,849	US$ -	-	US$ 66,000

For the nine months ended September 30, 2015
Citi bank	US$ 47,555	US$ -	US$ 47,555	1.03	US$ 92,000

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Company, while losses from credit risk should be borne by the banks. The Company also issued promissory notes to the banks for commercial disputes which remained undrawn since. The promissory notes amounted to US$2,000 thousand, US$5,000 thousand and US$5,000 thousand as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively. As of September 30, 2016, there was no significant losses from commercial disputes in the past and the Company does not expect any significant commercial dispute losses in the foreseeable future.

10.	INVENTORIES

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Finished goods	$6,639,252	$10,012,182	$9,369,678
Work in process	4,664,874	1,692,346	5,445,993
Raw materials	11,071,692	9,672,894	11,013,635
Supplies	788,774	852,251	873,379
Raw materials and supplies in transit	470,561	1,028,606	888,502

	$23,635,153	$23,258,279	$27,591,187

The cost of inventories recognized as operating costs for the three months and nine months ended September 30, 2016 and 2015 were NT$58,579,554 thousand, NT$59,881,971 thousand, NT$158,489,852 thousand and NT$170,887,198 thousand, respectively, which included write-down of inventories at NT$160,104 thousand, NT$139,193 thousand, NT$313,124 thousand and NT$3,724 thousand, respectively.

11.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Land and buildings held for sale	$667	$5,431	$5,552
Construction in progress	22,453,205	23,956,678	23,357,798
Land held for construction	1,687,526	1,751,429	1,751,429

	$24,141,398	$25,713,538	$25,114,779

Land and buildings held for sale located in Shanghai Zhangjiang was completed and successively sold. Construction in progress is mainly located on Caobao Road and Hutai Road in Shanghai, China and Lidu Road and Xinhong Road in Kun Shan, China. The capitalized borrowing costs for the three months and nine months ended September 30, 2016 and 2015 is disclosed in Note 23.

As of September 30, 2016, December 31, 2015 and September 30, 2015, inventories related to real estate business of NT$11,978,732 thousand, NT$24,837,046 thousand and NT$24,762,819 thousand, respectively, are expected to be recovered longer than twelve months.

Refer to Note 34 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

12.	OTHER FINANCIAL ASSETS

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Unsecured subordinate corporate bonds	$1,000,000	$-	$-
Time deposits with original maturity over three months	948,086	220,545	1,840,131
Pledged time deposits (Note 34)	235,913	207,359	207,325
Guarantee deposits	210,966	197,513	183,892
Others (Note 34)	7,592	22,254	40,314
	2,402,557	647,671	2,271,662
Current	1,047,303	301,999	1,928,146

Non-current	$1,355,254	$345,672	$343,516

In June 2016, the Group acquired 1,000 units of perpetual unsecured subordinate corporate bonds in the amount of NT$1,000,000 thousand. The corporate bonds are in denomination of NT$1,000 thousand with annual interest rate at 3.5% as of September 30, 2016.

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Investments in associates	$48,811,764	$36,527,711	$36,363,961
Investments in joint ventures	703,684	613,841	617,902

	$49,515,448	$37,141,552	$36,981,863

a.	Investments in associates

1)	Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount
		Operating	September 30, 2016	December 31, 2015	September 30, 2015
Name of Associate	Main Business	Location	NT$	NT$	NT$

Material associate
Siliconware Precision Industries Co., Ltd.( “SPIL”)	Engaged in assembly, testing and turnkey services of integrated circuits	ROC	$ 45,613,346	$ 35,141,701	$ 35,055,000
Associates that are not individually material
Deca Technologies Inc.（“DECA”）	Holding company and the group engaged in manufacturing, development and marketing of wafer level packaging and interconnect technology	British Cayman Islands	1,892,542	-	-
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	ROC	1,269,613	1,313,499	1,214,463
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	324,959	332,444	335,273
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in manufacturing of integrated circuit	ROC	11,453	40,216	59,374
			49,111,913	36,827,860	36,664,110
	Less: Deferred gain on transfer of land		300,149	300,149	300,149

			$ 48,811,764	$ 36,527,711	$ 36,363,961

2)	At each balance sheet date, the percentages of ownership held by the Group were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015

SPIL	33.29%	24.99%	24.99%
DECA	22.07%	-	-
HC	26.22%	26.22%	26.22%
HCK	27.31%	27.31%	27.31%
AMPI	17.38%	18.24%	18.24%

3)	In September 2015, the Company acquired 725,749 thousand ordinary shares and 10,650 thousand units of ADS (one ADS represents five ordinary shares) of SPIL at NT$45 per ordinary share. The percentage of ownership was 24.99% and, as a result, the Company obtained significant influence over SPIL.

In March and April 2016, the Company acquired additional 258,300 thousand ordinary shares and ADS (one ADS represents five ordinary shares) of SPIL from open market with a total consideration of NT$13,735,498 thousand which was paid in cash. As the result, the percentage of ownership increased from 24.99% to 33.29%.

As of September 30, 2016, the Company has completed the identification of the difference between the cost of the investment and the Company’s share of the net fair value of SPIL’s identifiable assets and liabilities. Therefore, the Company has retrospectively adjusted the comparative financial statements for prior periods. As of December 31, 2015, the retrospective adjustments are summarized as follows:

	Before adjusted	After adjusted
	NT$	NT$

Investments accounted for using the equity method - SPIL	$ 35,423,058	$ 35,141,701
Retained earnings	$ 56,184,069	$ 55,902,712

In June 2016, the Company’s board of directors approved to enter into and execute a joint share exchange agreement with SPIL. Please refer to Note 37.

4)	In July 2016, the Company acquired 98,490 thousand preferred shares issued by DECA at US$0.608 per share with a total consideration of NT$1,934,062 thousand (US$59,882 thousand). The percentage of ownership was 22.07% and the Company obtained significant influence over DECA. As of September 30, 2016, the Company has not completed the identification of the difference between the cost of the investment and the Company’s share of the net fair value of DECA’s identifiable assets and liabilities.

5)	The convertible bond holders of AMPI exercised the conversion option in September 2016 and, as a result, the percentage of ownership held by the Company decreased from 18.24% to 17.38%.

6)	Fair values (Level 1 inputs in terms of IFRS 13) of investments in associates with available published price quotation are summarized as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

SPIL	$48,753,100	$40,741,700	$31,822,150
HC	$1,170,138	$1,149,549	$1,146,117
AMPI	$83,271	$104,255	$96,595

7)	Summarized financial information in respect of the Group’s material associate

The summarized financial information below represents amounts shown in SPIL’s consolidated financial statements prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34 “Interim Financial Reporting” as endorsed by the FSC, and adjusted by the Group for equity accounting purposes.

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Current assets	$44,914,756	$48,785,212	$45,627,115
Non-current assets	75,329,761	74,460,018	74,074,787
Current liabilities	(30,432,003)	(30,677,239)	(27,698,354)
Non-current liabilities	(25,527,825)	(21,967,349)	(22,764,800)

Equity	$64,284,689	$70,600,642	$69,238,748

(Continued)

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Proportion of the Group's ownership	33.29%	24.99%	24.99%

Net assets attributable to the Group	$21,400,373	$17,643,100	$17,302,763
Adjustments for fair value of identifiable assets acquired
Goodwill	12,433,417	7,980,547	7,980,547
Tangible assets	3,819,232	3,249,580	3,346,401
Intangible assets	7,960,324	6,268,474	6,425,289

Carrying amount	$45,613,346	$35,141,701	$35,055,000

(Concluded)

The above tangible assets and intangible assets are mainly depreciated or amortized over 10 years.

	For the Three Months Ended September 30, 2016	For the Nine Months Ended September 30, 2016
	NT$	NT$

Operating revenue	$21,955,188	$62,934,405
Gross profit	$5,053,421	$14,121,937
Profit before income tax expense	$3,159,859	$8,292,368

Net profit for the period	$2,691,530	$7,104,261
Other comprehensive loss for the period	(1,286,112)	(1,578,042)

Total comprehensive income for the period	$1,405,418	$5,526,219

Cash dividends received from SPIL	$3,941,740	$3,941,740

8)	Aggregate information of associates that are not individually material

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

The Group's share of:
Net profit (loss) for the period	$10,508	$27,918	$(29,002)	$110,449
Other comprehensive income (loss) for the period	(6,815)	(145,624)	(37,574)	(62,823)

Total comprehensive income (loss) for the period	$3,693	$(117,706)	$(66,576)	$47,626

9)	Except for DECA, the investments accounted for using the equity method and the share of loss and other comprehensive loss for the investments in associates for the three months and nine months ended September 30, 2016 and 2015, respectively, was based on the associate’s financial statements reviewed by the auditors for the same period. Management believes there is no material impact on the equity method accounting or the calculation of the share of profit or loss and other comprehensive income, from the financial statements of DECA that have not been reviewed.

b.	Investments in joint ventures

1)	The Group’s investment in joint ventures that are not individually material and were accounted for using the equity method consisted of ASE Embedded Electronics Inc. (“ASEEE”). In May 2015, the Group and TDK Corporation (“TDK”) entered into an agreement to establish a joint venture to invest in ASEEE. The Croup invested NT$618,097 thousand in August 2015 and participated ASEEE’s capital increase in cash with NT$146,903 thousand in September 2016. As of September 30, 2016, December 31, 2015 and September 30, 2015, the percentage of ownership are both 51%. ASEEE are located in ROC and engaged in the production of embedded substrate. According to the joint arrangement, the Group and TDK must act together to direct the relevant operating activities and, as a result, the Group does not control ASEEE. The investment in ASEEE is accounted for using the equity method.

2)	Aggregate information of joint venture that is not individually material

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

The Group's share of net loss and other comprehensive loss for the period	$(31,204)	$(195)	$(57,252)	$(195)

3)	The investments accounted for using the equity method and the share of loss and other comprehensive loss for the investments in the joint venture for the three months and nine months ended September 30, 2016 and 2015, respectively, was based on the joint venture’s financial statements reviewed by the auditors for the same period.

14.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Land	$3,339,803	$3,381,300	$3,382,574
Buildings and improvements	57,676,078	59,801,054	59,514,294
Machinery and equipment	73,399,437	78,715,309	80,491,015
Other equipment	1,841,436	1,814,994	1,737,466
Construction in progress and machinery in transit	8,952,101	6,284,418	7,855,764

	$145,208,855	$149,997,075	$152,981,113

For the nine months ended September 30, 2016

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$
Cost

Balance at January 1, 2016	$ 3,381,300	$ 94,447,932	$ 243,283,607	$ 7,722,408	$ 6,397,760	$355,233,007
Additions	-	(19,825)	100,380	76,145	21,128,121	21,284,821

(Continued)

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Disposals	$-	$(387,024)	$(8,033,648)	$(84,143)	$(215,773)	$(8,720,588)
Reclassification	-	3,316,244	14,388,566	594,599	(18,299,584)	(175)
Acquisitions through business combinations	-	-	-	1,159	-	1,159
Effect of foreign currency exchange differences	(41,497)	(2,534,611)	(4,762,613)	(194,188)	(42,550)	(7,575,459)

Balance at September 30, 2016	$3,339,803	$94,822,716	$244,976,292	$8,115,980	$8,967,974	$360,222,765

Accumulated depreciation and impairment

Balance at January 1, 2016	$-	$34,646,878	$164,568,298	$5,907,414	$113,342	$205,235,932
Depreciation expense	-	3,845,108	17,236,723	612,940	-	21,694,771
Impairment losses recognized	-	620	876,153	5,564	4,509	886,846
Disposals	-	(332,480)	(7,790,959)	(76,588)	(100,049)	(8,300,076)
Reclassification	-	(5,200)	2,979	2,221	-	-
Acquisitions through business combinations	-	-	-	824	-	824
Effect of foreign currency exchange differences	-	(1,008,288)	(3,316,339)	(177,831)	(1,929)	(4,504,387)

Balance at September 30, 2016	$-	$37,146,638	$171,576,855	$6,274,544	$15,873	$215,013,910

(Concluded)

For the nine months ended September 30, 2015

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1,2015	$3,348,018	$86,725,254	$233,669,627	$7,182,574	$5,862,217	$336,787,690
Additions	-	53,050	173,239	204,926	22,698,232	23,129,447
Disposals	-	(202,257)	(5,877,465)	(203,255)	(8,992)	(6,291,969)
Reclassification	-	6,638,011	14,094,445	289,476	(20,893,867)	128,065
Effect of foreign currency exchange differences	34,556	34,066	31,141	40,687	207,628	348,078

Balance at September 30,2015	$3,382,574	$93,248,124	$242,090,987	$7,514,408	$7,865,218	$354,101,311

Accumulated depreciation and impairment

Balance at January 1, 2015	$-	$30,329,544	$149,497,980	$5,365,887	$7,164	$185,200,575
Depreciation expense	-	3,537,606	17,636,686	576,456	-	21,750,748
Impairment losses recognized	-	117,646	31,155	-	2,290	151,091
Disposals	-	(185,390)	(5,693,081)	(196,852)	-	(6,075,323)
Reclassification	-	322	601	(4,102)	-	(3,179)
Effect of foreign currency exchange differences	-	(65,898)	126,631	35,553	-	96,286

Balance at September 30, 2015	$-	$33,733,830	$161,599,972	$5,776,942	$9,454	$201,120,198

Due to the Group’s future operation plans and capacity evaluation or production demands in segment of packaging and testing, the Group believed that a portion of property, plant and equipment was not used and recognized an impairment loss of NT$ 372,299 thousand, NT$134,890 thousand, NT$886,846 thousand and NT$151,091 thousand under the line item of other gains (losses) in the consolidated statements of comprehensive income for the three months and nine months ended September 30, 2016 and 2015, respectively. The recoverable amount of a portion of the impaired property, plant and equipment is determined by its fair value less costs of disposal, of which the fair value is based on the quoted prices of assets with similar obsolescence that provided by the vendors in market. The recent quoted prices of assets are a Level 3 input in terms of IFRS 13 because the market is not very active. The recoverable amount of the other portion of the impaired property, plant and equipment is determined on the basis of its value in use. The Group expects to derive zero future cash flows from these assets.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Other equipment	2-20 years

The capitalized borrowing costs for the three months and nine months ended September 30, 2016 and 2015, respectively, are disclosed in Note 23.

15.	GOODWILL

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2016	$12,495,515	$1,988,996	$10,506,519
Acquisitions through business combinations	83,892	-	83,892
Effect of foreign currency exchange differences	(77,963)	-	(77,963)

Balance at September 30, 2016	$12,501,444	$1,988,996	$10,512,488

Balance at January 1, 2015	$12,434,411	$1,988,996	$10,445,415
Effect of foreign currency exchange differences	63,855	-	63,855

Balance at September 30, 2015	$12,498,266	$1,988,996	$10,509,270

16.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Customer relationships	$214,167	$274,402	$343,625
Computer software	954,310	953,322	954,350
Patents and acquired specific technology	411,530	15,696	16,249
Others	124,662	138,673	135,063

	$1,704,669	$1,382,093	$1,449,287

For the nine months ended September 30, 2016

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$
Cost

Balance at January 1, 2016	$915,636	$3,338,360	$154,082	$193,338	$4,601,416
Additions (Note 33)	-	282,739	403,543	1,246	687,528

(Continued)

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Disposals	$-	$(36,452)	$(30)	$-	$(36,572)
Acquisitions through business combinations	-	-	1,074	30	1,104
Effect of foreign currency exchange differences	-	(65,196)	(4,318)	(2,327)	(71,841)

Balance at September 30, 2016	$915,636	$3,519,361	$554,351	$192,287	$5,181,635

Accumulated amortization

Balance at January 1, 2016	$641,234	$2,385,038	$138,386	$54,665	$3,219,323
Amortization expense	60,235	260,597	9,938	13,098	343,868
Disposals	-	(28,772)	(30)	-	(28,802)
Acquisitions through business combinations	-	-	483	23	506
Effect of foreign currency exchange differences	-	(51,812)	(5,956)	(161)	(57,929)

Balance at September 30, 2016	$701,469	$2,565,051	$142,821	$67,625	$3,476,966

(Concluded)

For the nine months ended September 30, 2015

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2015	$1,579,015	$2,882,932	$2,139,138	$184,409	$6,785,494
Additions	-	392,235	209	1,063	393,507
Disposals or derecognization	-	(2,941)	(1,983,914)	(205)	(1,987,060)
Reclassification	-	15,034	-	-	15,034
Effect of foreign currency exchange differences	-	(15,596)	(17)	121	(15,492)

Balance at September 30, 2015	$1,579,015	$3,271,664	$155,416	$185,388	$5,191,483

Accumulated amortization

Balance at January 1, 2015	$1,077,514	$2,084,805	$2,118,254	$37,050	$5,317,623
Amortization expense	157,876	242,100	8,382	13,114	421,472

(Continued)

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Disposals or derecognization	$-	$(2,245)	$(1,983,914)	$-	$(1,986,159)
Reclassification	-	3,160	-	-	3,160
Effect of foreign currency exchange differences	-	(10,506)	(3,555)	161	(13,900)

Balance at September 30, 2015	$1,235,390	$2,317,314	$139,167	$50,325	$3,742,196

(Concluded)

Each class of other intangible assets, except a portion of customer relationships amortized based on the pattern in which the economic benefits are consumed, were amortized on the straight-line basis over the following useful lives:

Customer relationships	11 years
Computer software	2-5 years
Patents and acquired specific technology	5-15 years
Others	5-32 years

17.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represent land use right located in China with periods for use from 50 to 70 years.

18.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.21%-7.98%, 0.57%-5.78% and 0.60%-5.78% as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively.

b.	Short-term bills payable – only as of September 30, 2016 and December 31, 2015

	September 30, 2016	December 31, 2015
	NT$	NT$

Commercial papers	$2,000,000	$4,350,000
Less: unamortized discounts	658	1,946

	$1,999,342	$4,348,054

Annual interest rate	0.67%	0.78%

c.	Long-term borrowings

1)	Bank loans

As of September 30, 2016, December 31, 2015 and September 30, 2015, the long-term bank loans with fixed interest rates were NT$1,500,000 thousand, NT$1,500,000 thousand and NT$378,005 thousand, respectively, with annual interest rates at 1.17%, 1.17% and 0.90%, respectively. The long-term bank loans with fixed interest rate will be repayable through December 2018. The others with floating interest rates consisted of the followings:

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Working capital bank loans
Syndicated bank loans - repayable through January 2017 to July 2018, annual interest rates were 1.94%, 1.56%-1.92% and 1.38%-1.88% as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively	$8,968,960	$12,159,037	$12,509,007
Others - repayable through October 2016 to August 2019, annual interest rates were 0.74%-4.33%, 0.90%-3.98% and 0.90%-3.83% as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively	33,147,893	25,660,638	24,590,640
Mortgage loans
Repayable through December 2016 to June 2023, annual interest rates were 4.95%-5.39%, 4.95%-5.39% and 5.66%-5.71% as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively	4,607,809	3,251,139	2,955,629
	46,724,662	41,070,814	40,055,276
Less: unamortized arrangement fee	9,596	18,670	21,852
	46,715,066	41,052,144	40,033,424
Less: current portion	6,272,817	2,057,465	2,025,374

	$40,442,249	$38,994,679	$38,008,050

Pursuant to the above syndicated bank loans agreements, the Company and some of its subsidiaries should maintain certain financial covenants including current ratio, leverage ratio, tangible net assets and interest coverage ratio. Such financial ratios are calculated based on the Group’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements or subsidiaries’ annual audited financial statements. The Group was in compliance with all of the loan covenants as of June 30, 2016 and December 31, 2015. The Company’s subsidiaries were in compliance with all of the loan covenants as of December 31, 2015.

The Group had sufficient long term credit facility obtained before December 31, 2015 to refinance a portion of loans on a long-term basis. Therefore, NT$2,105,883 thousand were not classified as current portion of long-term borrowings as of December 31, 2015.

2)	Bills payable-only as of September 30, 2016 and December 31, 2015

	September 30, 2016	December 31, 2015
	NT$	NT$

Commercial papers	$2,000,000	$2,000,000
Less: unamortized discounts	1,062	1,011

	$1,998,938	$1,998,989

Annual interest rate	0.97%	1.03%

The commercial paper contract was entered into with Ta Ching Bills Finance Corporation in December 2015 and the duration is three years.

19.	BONDS PAYABLE

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Unsecured domestic bonds
Repayable at maturity in January 2021 and interest due annually with annual interest rate at 1.30%	$7,000,000	$-	$-
Repayable at maturity in January 2023 and interest due annually with annual interest rate at 1.50%	2,000,000	-	-
Unsecured convertible overseas bonds
US$400,000 thousand	12,544,000	13,130,000	13,148,000
US$200,000 thousand (linked to New Taiwan dollar)	6,185,600	6,185,600	6,185,600
Secured overseas bonds - secured by the Company
US$300,000 thousand, repayable at maturity in July 2017; interest due semi-annually with annual interest rate at 2.125%	9,408,000	9,847,500	9,861,000
CNY500,000 thousand, with annual interest rate at 4.25% and repaid in September 2016	-	2,527,489	2,583,591
Secured domestic bonds - secured by banks
With annual interest rate at 1.45% and repaid in August 2016	-	8,000,000	8,000,000
	37,137,600	39,690,589	39,778,191
Less: discounts on bonds payable	881,000	1,264,339	1,395,543
	36,256,600	38,426,250	38,382,648
Less: current portion	9,384,865	14,685,866	2,578,343

	$26,871,735	$23,740,384	$35,804,305

The Group had sufficient long term credit facility obtained before December 31, 2015 to refinance a portion of the bonds payable on a long-term basis. Therefore, NT$8,000,000 thousand was not classified as current portion of bonds payable as of December 31, 2015.

a.	In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand. The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof. Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert the Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of September 30, 2106, December 31, 2015 and September 30, 2015, the conversion price was NT$28.99, NT$30.28 and NT$30.28, respectively.

The Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after the third anniversary of the offering date provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) on the third anniversary of the offering date, (2) in the event of a change of control, or (3) in the event of delisting.

The Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, redemption option and put option (collectively the “Bonds Options”) aggregately recognized as financial liabilities at FVTPL. The effective interest rate of the debt host contract was 3.16% and the aggregate fair value of the Bonds Options was NT$1,667,950 thousand on initial recognition.

b.	In July 2015, the Company offered the forth unsecured convertible overseas bonds (the “Currency Linked Bonds”) in US$200,000 thousand. The Currency Linked Bonds is zero coupon bonds with the maturity of 2.75 years, in denominations of US$200 thousand or in any integral multiples thereof. Repayment, redemption and put amount denominated in U.S. dollar will be converted into New Taiwan dollar amount using a fixed exchange rate of US$1 to NT$30.928 (the “Fixed Exchange Rate”) and then converted back to U.S. dollar amount using the applicable prevailing rate at the time of repayment, redemption or put. Each holder of the Currency Linked Bonds has the right at any time on or after August 11, 2015 and up to (and including) March 17, 2018, except during legal lock-up period, to convert the Currency Linked Bonds into common shares at the conversion price NT$54.55, determined on the basis of the Fixed Exchange Rate. The Company’s treasury shares will be available for delivery upon conversion of the Currency Linked Bonds. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of September 30, 2016, December 31, 2015 and September 30, 2015 the conversion price was NT$49.52, NT$51.73 and NT$51.73, respectively.

The Currency Linked Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after March 19, 2018 provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 out of 30 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Currency Linked Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Currency Linked Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Currency Linked Bonds (1) in the event of a change of control, or (2) in the event of delisting.

The Currency Linked Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, recognized as capital surplus. The effective interest rate of the debt host contract was 1.58% and the fair value of the conversion option was NT$214,022 thousand on initial recognition.

c.	To focus on corporate sustainability and to carry out the commitment to environmental protection and energy conservation, Anstock II Limited, a subsidiary the Company 100% owned, offered overseas bonds in US$300,000 thousand with the maturity of three years and annual interest rate of 2.125% (the “Green Bonds”) in July 2014. The Green Bonds were unconditionally and irrevocably guaranteed by the Company and the proceeds were used to fund certain eligible projects to promote the Group’s transition to low-carbon and climate resilient growth.

20.	OTHER PAYABLES

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Accrued salary and bonus	$5,900,872	$5,826,982	$5,295,141
Payables for property, plant and equipment	5,607,586	4,782,357	5,272,576
Accrued employees’ compensation and remuneration to directors and supervisors	1,577,483	2,270,608	1,703,539
Accrued employee insurance	623,069	599,218	633,550
Accrued utilities	446,717	466,956	480,628
Accrued patents and acquired specific technology	117,600	-	-
Others	5,601,862	5,248,697	5,011,317

	$19,875,189	$19,194,818	$18,396,751

21.	RETIREMENT BENEFIT PLANS

The Group’s retirement benefit plans consisted of defined contribution retirement plan and defined benefit retirement plan. Employee benefit expenses in respect of the Group’s defined benefit retirement plans were calculated using the projected pension cost stated in 2015 and 2014 actuarial reports and recognized in the following line items in respective periods:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

Operating costs	$77,226	$78,107	$229,241	$238,824
Selling and marketing expenses	2,512	2,485	7,469	7,598
General and administrative expenses	11,839	11,409	34,842	34,505
Research and development expenses	8,691	9,476	25,873	28,663

	$100,268	$101,477	$297,425	$309,590

22.	EQUITY

a.	Share capital

Ordinary shares

	September 30, 2016	December 31, 2015	September 30, 2015

Numbers of shares authorized (in thousands)	10,000,000	10,000,000	10,000,000
Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000	800,000

Shares capital authorized	$100,000,000	$100,000,000	$100,000,000
Shares capital reserved
Employee share options	$8,000,000	$8,000,000	$8,000,000

Numbers of shares registered (in thousands)	7,923,623	7,902,929	7,893,158
Numbers of shares subscribed in advance (in thousands)	13,067	7,499	10,085

Number of shares issued and fully paid (in thousands)	7,936,690	7,910,428	7,903,243

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote. As of September 30, 2016, December 31, 2015 and September 30, 2015, there were 500,000 thousand ordinary shares included in the authorized shares that were not yet required to complete the share registration process.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares. As of September 30, 2016, December 31, 2015 and September 30, 2015, 125,518 thousand, 115,240 thousand and 115,854 thousand ADSs were outstanding and represented approximately 627,590 thousand, 576,198 thousand and 579,271 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Arising from issuance of ordinary shares	$5,704,731	$5,479,616	$5,374,259
Arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	7,176,958	7,197,510	7,197,510

(Continued)

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

May be used to offset a deficit only

Arising from changes in percentage of ownership interest in subsidiaries (2)	$6,577,097	$8,489,984	$9,050,793
Arising from treasury share transactions	950,368	717,355	717,355
Arising from exercised employee share options	597,869	544,112	510,556
Arising from expired employee share options	3,626	3,626	3,626
Arising from share of changes in capital surplus of associates	38,567	30,284	33,496

May not be used for any purpose

Arising from employee share options	1,198,714	1,080,590	1,056,084
Arising from equity component of convertible bonds	214,022	214,022	214,022

	$22,461,952	$23,757,099	$24,157,701

(Concluded)

1)	Such capital surplus may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to share capital (limited to a certain percentage of the Company’s capital surplus and once a year).

2)	Such capital surplus arises from the effect of changes in ownership interest in a subsidiary resulted from equity transactions other than actual disposal or acquisition, or from changes in capital surplus of subsidiaries accounted for by using equity method.

c.	Retained earnings and dividend policy

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The consequential amendments to the Company’s Articles of Incorporation had been proposed for 2015 resolved at the Company’s annual shareholders’ meetings. For information about the accrual basis of the employees’ compensation and remuneration to directors and the actual appropriations, please refer to employee benefits expense under profit before income tax in Note 23(e).

The amended Articles of Incorporation of ASE Inc. (the “Articles”) in June, 2016 provides that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income.

The Company is currently in the mature growth stage. To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in stock. A distribution plan is also to be made by the board of directors and passed for resolution in the shareholders’ meeting.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s capital surplus. Legal reserve may be used to offset deficits. If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s capital surplus, the excess may be transferred to capital or distributed in cash.

Under Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs”, the Company should appropriate or reverse to a special reserve.

Expect for non-ROC resident shareholders, all shareholders receiving the dividends are allowed a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of earnings for 2015 and 2014 resolved at the Company’s annual shareholders’ meetings in June 2016 and June 2015, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2015	For Year 2014	For Year 2015	For Year 2014
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$1,947,887	$2,359,267
Cash dividends	12,476,779	15,589,825	$1.60	$2.00

	$14,424,666	$17,949,092

d.	Others equity

1)	Exchange differences on translating foreign operations

	2016	2015
	NT$	NT$

Balance at January 1	$4,493,570	$4,541,761
Exchange differences arising on translating foreign operations	(6,147,51 9)	1,262,015
Share of exchange difference of associates accounted for using the equity method	(301,327)	12

Balance at September 30	$(1,955,276)	$5,803,788

2)	Unrealized gain on available-for-sale financial assets

	2016	2015
	NT$	NT$

Balance at January 1	$588,119	$526,778
Unrealized loss arising on revaluation of available-for-sale financial assets	(62,028)	(37,190)

(Continued)

	2016	2015
	NT$	NT$

Cumulative loss reclassified to profit or loss on disposal of available-for-sale financial assets	$7,512	$11,495
Unrealized loss on available-for-sale financial assets of associates accounted for using the equity method	(233,717)	(62,835)

Balance at September 30	$299,886	$438,248

(Concluded)

e.	Treasury shares (in thousand shares)

	Beginning			Ending
	Balance	Addition	Decrease	Balance

For the nine months ended September 30, 2016

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	120,000	-	-	120,000

	265,883	-	-	265,883

For the nine months ended September 30, 2015

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	-	120,000	-	120,000

	145,883	120,000	-	265,883

In February 2015, the board of directors approved to repurchase up to 120,000 thousand of the Company’s ordinary shares which will be used for equity conversion of convertible overseas bonds in the future. The Company has completed the repurchase during March 2015 and the shares repurchased accounted for 1.53% of the Company’s total issued shares. The average repurchase price was NT$44.45 per share.

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries	Carrying amount	Fair Value
	(in thousand shares)	NT$	NT$

September 30, 2016

ASE Test	88,200	$1,380,721	$3,316,338
J&R Holding	46,704	381,709	1,756,061
ASE Test, Inc.	10,979	196,677	412,802

	145,883	$1,959,107	$5,485,201

(Continued)

	Shares Held By Subsidiaries	Carrying amount	Fair Value
	(in thousand shares)	NT$	NT$

December 31, 2015

ASE Test	88,200	$1,380,721	$3,351,618
J&R Holding	46,704	381,709	1,774,743
ASE Test, Inc.	10,979	196,677	417,193

	145,883	$1,959,107	$5,543,554

September 30, 2015

ASE Test	88,200	$1,380,721	$3,113,476
J&R Holding	46,704	381,709	1,648,643
ASE Test, Inc.	10,979	196,677	387,551

	145,883	$1,959,107	$5,149,670

(Concluded)

Fair values of the Company’s shares held by subsidiaries are based on the closing price from an available published price quotation, which is a Level 1 input in terms of IFRS 13, at the balance sheet dates.

The Company issued ordinary shares in connection with its merger with its subsidiaries. The shares held by its subsidiaries were reclassified from investments accounted for using the equity method to treasury shares on the proportion owned by the Company.

Under the Securities and Exchange Act in the ROC, the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as rights to dividends and voting. The subsidiaries holding treasury shares, however, retain shareholders’ rights except the rights to participate in any share issuance for cash and voting.

f.	Non-controlling interests

	2016	2015
	NT$	NT$

Balance at January 1	$11,503,878	$8,219,098
Attributable to non-controlling interests:
Share of profit for the period	839,378	647,695
Exchange difference on translating foreign operations	(596,012)	107,617
Unrealized gain on available-for-sale financial assets	1,547	3,282
Non-controlling interest arising from acquisition of subsidiaries (Note 27)	7,021	-
Partial disposal of interests in subsidiaries (Note 28)	26,436	1,712,836
Repurchase of outstanding ordinary shares of subsidiaries (Note 28)	(912,886)	-
Spin-off of subsidiaries	-	3,535

(Continued)

	2016	2015
	NT$	NT$

Non-controlling interest relating to issue of ordinary shares under employee share options	$425,523	$292,233
Cash dividends to non-controlling interests	(236,426)	(232,148)

Balance at September 30	$11,058,459	$10,754,148

(Concluded)

23.	PROFIT BEFORE INCOME TAX

a.	Other income

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

Government subsidy	$94,227	$34,814	$219,725	$114,333
Interest income	57,429	75,885	171,615	192,162
Rental income	13,144	15,004	38,096	44,779
Dividends income	2,894	1,654	20,625	74,374

	$167,694	$127,357	$450,061	$425,648

b.	Other gains (losses)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

Net gains (losses) arising on financial instruments held for trading	$(2,056,755)	$4,006,972	$(1,657,476)	$2,452,527
Net gains on financial assets designated as at FVTPL	58,947	491,548	165,319	743,746
Foreign exchange gains (losses), net	1,592,864	(2,520,549)	2,235,621	(1,141,608)
Impairment losses	(374,185)	(134,890)	(888,732)	(151,091)
Others	138,895	2,850	136,987	23,251

	$(640,234)	$1,845,931	$(8,281)	$1,926,825

c.	Finance costs

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

Total interest expense for financial liabilities measured at amortized cost	$610,084	$630,581	$1,923,733	$1,865,132

(Continued)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	$(60,625)	$(49,148)	$(176,710)	$(146,084)
Property, plant and equipment	(13,913)	(13,646)	(38,828)	(37,811)
	535,546	567,787	1,708,195	1,681,237
Other finance costs	11,912	6,627	38,390	16,960

	$547,458	$574,414	$1,746,585	$1,698,197

(Concluded)

Information relating to the annual interest capitalization rates was as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015

Inventories related to real estate business	4.35%-6.00%	4.85%-6.49%	4.35%-6.00%	4.85%-6.77%
Property, plant and equipment	1.21%-4.05%	0.76%-4.13%	1.15%-4.05%	0.76%-6.15%

d.	Depreciation and amortization

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

Property, plant and equipment	$7,252,369	$7,270,814	$21,694,771	$21,750,748
Intangible assets	120,172	149,096	343,868	421,472

Total	$7,372,541	$7,419,910	$22,038,639	$22,172,220

Summary of depreciation by function
Operating costs	$6,764,505	$6,792,220	$20,206,684	$20,334,199
Operating expenses	487,864	478,594	1,488,087	1,416,549

	$7,252,369	$7,270,814	$21,694,771	$21,750,748

Summary of amortization by function
Operating costs	$37,506	$31,751	$110,427	$90,135
Operating expenses	82,666	117,345	233,441	331,337

	$120,172	$149,096	$343,868	$421,472

e.	Employee benefits expense

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

Post-employment benefits
Defined contribution plans	$435,617	$425,121	$1,298,851	$1,258,304
Defined benefit plans	100,268	101,477	297,425	309,590
	535,885	526,598	1,596,276	1,567,894
Equity-settled share-based payments	112,979	16,564	353,676	35,919
Salary, incentives and bonus	11,335,717	10,689,401	31,845,563	31,491,527
Other employee benefits	1,745,373	1,671,839	4,915,816	4,928,015

	$13,729,954	$12,904,402	$38,711,331	$38,023,355

Summary of employee benefits expense by function
Operating costs	$9,302,919	$8,741,553	$26,264,502	$26,092,702
Operating expenses	4,427,035	4,162,849	12,446,829	11,930,653

	$13,729,954	$12,904,402	$38,711,331	$38,023,355

To be in compliance with the Company Act as amended in May 2015, the amended Articles of Incorporation of the Company, has been approved in the shareholders’ meeting in June 2016, stipulate to distribute employees’ compensation and remuneration to directors at the rates in 5.25%-8.25% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. For the three months and nine months ended September 30, 2016 and 2015, the employees’ compensation and the remuneration to directors were accrued based on 8.25% and 0.75% of net profit before income tax, employees’ compensation and remuneration to directors, respectively.

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

Employees’ compensation	$506,210	$686,655	$1,409,574	$1,533,299
Remuneration to directors	46,019	52,346	128,143	129,314

If there is a change in the proposed amounts after the consolidated financial statements authorized for issue, the differences are recorded as a change in accounting estimate.

The appropriations of employees’ compensation and remuneration to directors for 2015 were resolved by the board of directors in April 2016, and the appropriations of bonus to employees and remuneration to directors and supervisors for 2014 were approved in the shareholders’ meeting in June 2015. The amounts of the employees’ compensation/bonus and remuneration to directors and supervisors are disclosed in the table below. After the amendments to the Articles had been resolved in the shareholders’ meeting held in June 2016, the appropriations of the employees’ compensation and remuneration to directors for 2015 were reported in the shareholders’ meeting.

	For Year 2015	For Year 2014
	NT$	NT$

Bonus to employees / employees’ compensation	$2,033,800	$2,335,600
Remuneration to directors and supervisors / directors	140,000	211,200

The differences between the resolved amounts of the employees’ compensation and the remuneration to directors and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2015 and the bonus to employees and remuneration to directors and supervisors and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2014 were deemed changes in estimates. The difference was NT$44,200 thousand and NT$1,330 thousand and had been adjusted in earnings for the years ended December 31, 2016 and 2015, respectively.

Information on the employees’ compensation and the remuneration to directors for 2015 resolved by the Company’s board of directors in 2016 and the bonus to employees and the remuneration to directors and supervisors resolved by the shareholders’ meeting in 2015 are available on the Market Observation Post System website of the TSE.

24.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

Current income tax
In respect of the current period	$1,135,051	$1,320,237	$3,609,224	$2,740,629
Income tax on unappropriated earnings	-	-	559,606	610,556
Changes in estimate for prior periods	(4,265)	7,797	26,514	(38,109)
	1,130,786	1,328,034	4,195,344	3,313,076

Deferred income tax
In respect of the current period	(34,365)	(268,848)	(238,983)	273,630
Adjustments to attributable to changes in tax rates	-	-	14,184	25,937
Changes in estimate for prior periods	379	(10,517)	(26,840)	(20,989)
Effect of foreign currency exchange differences	(121,170)	78,639	(126,918)	(11,990)
	(155,256)	(200,726)	(378,557)	266,588

Income tax expense recognized in profit or loss	$975,530	$1,127,308	$3,816,787	$3,579,664

b.	Integrated income tax

As of September 30, 2016, December 31, 2015 and September 30, 2015, unappropriated earnings were all generated on and after January 1, 1998. As of September 30, 2016, December 31, 2015 and September 30, 2015, the balance of the Imputation Credit Account (“ICA”) was NT$2,484,934 thousand, NT$1,913,243 thousand and NT$1,430,460 thousand, respectively.

The creditable ratio for the distribution of earnings of 2015 and 2014 was 9.65% (estimated) and 6.88% (actual), respectively.

c.	Income tax assessments

Income tax returns of ASE Inc. and its ROC subsidiaries have been examined by authorities through 2012 and through 2013 to 2014, respectively. ASE Inc. and some of its ROC subsidiaries disagreed with the result of examinations relating to its income tax returns for 2004 through 2008 and 2010 through 2012 and appealed to the tax authorities. A settlement was reached in June 2015. The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years or in the year of the settlement.

25.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the period

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

Net profit for the period attributable to owners of the Company	$5,505,994	$6,368,622	$13,715,836	$14,489,257
Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	(102,880)	(49,096)	(291,290)	(154,682)
Investments in associates	(232,138)	-	(455,098)	-
Convertible bonds	146,220	(619,223)	(551,720)	174,970

Earnings used in the computation of diluted earnings per share	$5,317,196	$5,700,303	$12,417,728	$14,509,545

Weighted average number of ordinary shares outstanding (in thousand shares)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015

Weighted average number of ordinary shares in computation of basic earnings per share	7,668,008	7,635,675	7,658,467	7,656,395

(Continued)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015

Effect of potentially dilutive ordinary shares:
Convertible bonds	515,295	513,995	515,295	435,578
Employee share options	62,335	71,028	61,385	90,537
Employees’ compensation	6,732	10,225	37,793	58,454

Weighted average number of ordinary shares in computation of diluted earnings per share	8,252,370	8,230,923	8,272,940	8,240,964

(Concluded)

The Group is able to settle the employees’ compensation by cash or shares. The Group presumed that the entire amount of the compensation would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the board of directors approve the number of shares to be distributed to employees at their meeting in the following year.

26.	SHARE-BASED PAYMENT ARRANGEMENTS

Employee share option plans of the Company and its subsidiaries

In order to attract, retain and reward employees, ASE Inc. has five employee share option plans for full-time employees of the Group, including 100,000 thousand share options approved to be granted in April 2015. There are 5,730 thousand share options of the fifth employee stock option plan that will no longer be issued due to the expiration of grant period. Each share option represents the right to purchase one ordinary share of ASE Inc. when exercised. Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date. The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

a.	ASE Inc. Option Plans

Information about share options was as follows:

	For the Nine Months Ended September 30
	2016		2015
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options (In	Price Per	Options (In	Price Per
	Thousands)	Share (NT$)	Thousands)	Share (NT$)

Balance at January 1	252,607	$26.6	209,745	$20.7
Options granted	-	-	94,270	36.5
Options forfeited	(4,556)	34.5	(859)	24.4
Options expired	-	-	(730)	11.1

(Continued)

	For the Nine Months Ended September 30
	2016		2015
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options (In	Price Per	Options (In	Price Per
	Thousands)	Share (NT$)	Thousands)	Share (NT$)

Options exercised	(26,262)	$20.9	(41,518)	$20.6

Balance at September 30	221,789	27.1	260,908	26.5

Options exercisable, end of period	132,619	20.8	164,046	20.8

(Concluded)

The weighted average share prices at exercise dates of share options for the nine months ended September 30, 2016 and 2015 was NT$36.5 and NT$39.6, respectively.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

September 30, 2016	$ 20.4-22.6	2.7
	36.5	8.9

December 31, 2015	20.4-22.6	3.5
	36.5	9.7

September 30, 2015	20.4-22.6	3.7
	36.5	9.9

b.	ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee share option plan for full-time employees of the Group which granted 30,000 thousand units in December 2007. Under the terms of the plan, each unit represents the right to purchase one ordinary share of ASE Mauritius Inc. when exercised. The option rights of the plan are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about share options was as follows:

	For the Nine Months Ended September 30
	2016		2015
	Number of	Exercise	Number of	Exercise
	Options (In	Price Per	Options (In	Price Per
	Thousands)	Share (US$)	Thousands)	Share (US$)

Balance at January 1	28,470	$1.7	28,545	$1.7
Options forfeited	-	-	(75)	1.7

Balance at September 30	28,470	1.7	28,470	1.7

Options exercisable, end of period	28,470	1.7	28,470	1.7

As of September 30, 2016, December 31, 2015 and September 30, 2015, the remaining contractual life was 1.3 years, 2 years and 2.3 years, respectively.

c.	USIE Option Plans

The terms of the plans issued by USIE were the same with those of the Company’s option plans. USIE modified its option plan granted in 2007 by extending the contractual life to 13 years. The incremental fair value was all recognized as employee benefits expense in the years of modifications since the options were all vested.

Information about share options was as follows:

	For the Nine Months Ended September 30
	2016		2015
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options (In	Price Per	Options (In	Price Per
	Thousands)	Share (US$)	Thousands)	Share (US$)

Balance at January 1	29,695	$2.1	34,159	$2.1
Options forfeited	-	-	(84)	2.8
Options exercised	(3,762)	2.0	(4,380)	1.9

Balance at September 30	25,933	2.2	29,695	2.1

Options exercisable, end of period	25,933	2.2	28,106	2.1

Information about USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

September 30, 2016	$ 1.5	4.2
	2.4-2.9	4.1

December 31, 2015	1.5	5.0
	2.4-2.9	4.9

September 30, 2015	1.5	4.2
	2.4-2.9	5.1

d.	USISH Option Plan

In November 2015, the shareholders of USISH approved a share option plan for the employees of USISH. Each unit represents the right to purchase one ordinary share of USISH when exercised. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date incorporated with certain performance conditions. For any subsequent changes in USISH’s capital structure, the exercise price is accordingly adjusted.

Information about share options was as follows:

	For the Nine Months Ended September 30, 2016
	Number of	Exercise
	Options	Price Per
	(In Thousands)	Share (CNY)

Balance at January 1	26,627	$15.5
Options forfeited	(1,211)	15.5

Balance at September 30	25,416	15.5

Options exercisable, end of period	-	-

As of September 30, 2016 and December 31, 2015, the remaining contractual life of the share options was 9.2 years and 9.9 years, respectively.

Fair value of share options

Share options granted by the Company and USISH in 2015 were measured using the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995) and the Black-Scholes Option Pricing Model, respectively, and the inputs to the models were as follows:

	ASE Inc.	USISH

Share price at the grant date	NT$36.5	CNY15.2
Exercise prices	NT$36.5	CNY15.5
Expected volatility	27.02%	40.33%-45.00%
Expected lives	10 years	10 years
Expected dividend yield	4.00%	0.87%
Risk free interest rates	1.34%	3.06%-3.13%

Expected volatility was based on the historical share price volatility over the past 10 years of ASE Inc. and the comparable companies of USISH, respectively. Under the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995), the Company assumed that employees would exercise the options after vesting date when the share price was 1.88 times the exercise price to allow for the effects of early exercise.

27.	BUSINESS COMBINATIONS

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired	Cash Consideration
				NT$

TLJ	Engaged in information software services	May 3, 2016	60%	$89,998

b.	Consideration transferred, preliminary fair value of assets acquired and liabilities assumed as well as net cash outflow on acquisition of subsidiaries at the acquisition dates were as follows:

NT$

Current assets	$16,645
Non-current assets	4,081
Current liabilities	(7,599)
13,127
Non-controlling interests	(7,021)
Goodwill	83,892
Total consideration	89,998
Less: Cash and cash equivalent acquired	(16,561)

$73,437

In May 2016, the Company’s subsidiary, ASE Test, Inc., acquired 60% shareholdings of TLJ with a total consideration determined primarily based on independent professional appraisal reports. NT$41,739 thousand out of the total consideration was paid to key management personnel and related parties. As of September 30, 2016, the Group has not completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of TLJ’s identifiable assets and liabilities and, as a result, the difference was recognized as goodwill provisionally.

28.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

In April 2015, USIE sold its shareholdings of 54,000 thousand ordinary shares of USISH amounting to CNY1,992,060 thousand and, as a result, the Group’s shareholdings of USISH decreased from 82.1% to 77.2%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, capital surplus was increased by NT$7,197,510 thousand in the second quarter of 2015.

In February 2016, USIE repurchased 4,501 thousand shares of USIE’s outstanding ordinary shares and, as a result, the Group’s shareholdings of USIE increased from 96.7% to 98.8%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USIE and capital surplus was decreased by NT$1,912,887 thousand.

In February 2016, the Company, with a total consideration of NT$ 792,064 thousand, completed the disposal of 39,603 thousand shares in USI to the Company’s subsidiary, UGTW, at NT$20 per share and, as a result, the Group’s shareholdings of USI decreased from 99.0% to 76.5%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USI and capital surplus was decreased by NT$20,552 thousand.

29.	NON-CASH TRANSACTIONS

For the nine months ended September 30, 2016 and 2015, the Group entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows:

	For the Nine Months Ended September 30
	2016	2015
	NT$	NT$

Payments for property, plant and equipment
Purchase of property, plant and equipment	$21,284,821	$23,129,447
Decrease in prepayments for property, plant and equipment (recorded under the line item of other non-current assets)	(29,653)	(220,918)

(Continued)

	For the Nine Months Ended September 30
	2016	2015
	NT$	NT$

(Increase) decrease in payables for property, plant and equipment	$(825,229)	$1,824,553
Capitalized borrowing costs	(38,828)	(37,811)

	$20,391,111	$24,695,271

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$439,798	$175,106
(Increase) decrease in other receivables	(310,537)	38,178

	$129,261	$213,284

(Concluded)

30.	OPERATING LEASE ARRANGEMENTS

Except those discussed in Note 17, the Company and its subsidiary, ASE Test, Inc., lease the land on which their buildings are located under various operating lease agreements with the ROC government expiring through June 2035. The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Group leases buildings, machinery and equipment under operating leases.

The subsidiaries’ offices located in U.S.A. and Japan, etc. are leased from other parties and the lease term will expire through 2016 to 2023 with the option to renew the leases upon expiration.

The Group recognized rental expense of NT$396,530 thousand, NT$343,584 thousand, NT$1,073,013 thousand and NT$1,057,269 thousand for the three months and nine months ended September 30, 2016 and 2015, respectively.

31.	CAPITAL MANAGEMENT

The capital structure of the Group consists of debt and equity. The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance. Key management personnel of the Group periodically reviews the cost of capital and the risks associated with each class of capital. In order to balance the overall capital structure, the Group may adjust the amount of dividends paid to shareholders, the number of new shares issued or repurchased, and the amount of new debt issued or existing debt redeemed.

The Group is not subject to any externally imposed capital requirements except those discussed in Note 18.

32.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values. The carrying amounts and fair value of bonds payable as of September 30, 2016, December 31, 2015 and September 30, 2015, respectively, were as follows:

	Carrying Amount	Fair Value
	NT$	NT$

September 30, 2016	$ 36,256,600	$ 36,680,738
December 31, 2015	38,426,250	38,465,355
September 30, 2015	38,382,648	38,292,845

2)	Fair value hierarchy

The aforementioned fair value hierarchy of bonds payable was level 3 which was determined based on discounted cash flows analysis with the applicable yield curve for the duration or the last trading prices.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

September 30, 2016

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$-	$100,583	$-	$100,583

Derivative financial assets
Forward exchange contracts	-	55,645	-	55,645
Swap contracts	-	38,451	-	38,451

Non-derivative financial assets held for trading
Open-end mutual funds	584,424	-	-	584,424
Quoted shares	34,728	-	-	34,728

	$619,152	$194,679	$-	$813,831

Available-for-sale financial assets
Limited partnership	$-	$-	$448,913	$448,913
Unquoted shares	-	-	520,668	520,668
Quoted shares	160,243	-	-	160,243
Open-end mutual funds	44,207	-	-	44,207

	$204,450	$-	$969,581	$1,174,031

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$2,224,051	$-	$2,224,051
Swap contracts	-	1,708,293	-	1,708,293
Forward exchange contracts	-	10,825	-	10,825
Interest rate swap contracts	-	8,791	-	8,791
Foreign currency option contracts	-	1,560	-	1,560

	$-	$3,953,520	$-	$3,953,520

December 31, 2015

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$1,646,357	$-	$1,646,357
Private-placement convertible bonds	-	100,500	-	100,500

Derivative financial assets
Swap contracts	-	1,452,611	-	1,452,611
Forward exchange contracts	-	18,913	-	18,913
Forward currency option contracts	-	5,020	-	5,020

Non-derivative financial assets held for trading
Open-end mutual funds	573,242	-	-	573,242
Quoted shares	37,058	-	-	37,058

	$610,300	$3,223,401	$-	$3,833,701

Available-for-sale financial assets
Limited Partnership	$-	$-	$476,612	$476,612
Unquoted shares	-	-	264,477	264,477

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Quoted shares	$197,580	$-	$-	$197,580
Open-end mutual funds	16,037	-	-	16,037

	$213,617	$-	$741,089	$954,706

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$2,632,565	$-	$2,632,565
Swap contracts	-	290,176	-	290,176
Forward exchange contracts	-	69,207	-	69,207
Foreign currency option contracts	-	13,659	-	13,659
Interest rate swap contracts	-	119	-	119

	$-	$3,005,726	$-	$3,005,726

September 30, 2015

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$-	$100,500	$-	$100,500

Derivative financial assets
Swap contracts	-	2,398,880	-	2,398,880
Forward exchange contracts	-	41,189	-	41,189

Non-derivative financial assets held for trading
Open-end mutual funds	558,437	-	-	558,437
Quoted shares	43,225	-	-	43,225

	$601,662	$2,540,569	$-	$3,142,231

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Available-for-sale financial assets
Limited Partnership	$-	$-	$501,168	$501,168
Quoted shares	172,915	-	-	172,915
Unquoted shares	-	-	246,218	246,218

	$172,915	$-	$747,386	$920,301

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$2,049,773	$-	$2,049,773
Foreign exchange contracts	-	298,988	-	298,988
Swap contracts	-	244,204	-	244,204
Foreign currency option contracts	-	12,112	-	12,112

	$-	$2,605,077	$-	$2,605,077

(Concluded)

For the financial assets and liabilities that were measured at fair value on a recurring basis held for the nine months ended September 30, 2016 and 2015, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

2)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments with no quoted prices and classified as available-for-sale financial assets - non-current. Reconciliations for the nine months ended September 30, 2016 and 2015 were as follows:

	2016	2015
	NT$	NT$

Balance at January 1	$741,089	$778,866
Purchases	297,678	13,791
Total losses recognized
In profit or loss	(10,734)	(15,891)
In other comprehensive income	(29,525)	13,522
Disposals	(28,927)	(42,902)

Balance at September 30	$969,581	$747,386

As of September 30, 2016 and 2015, unrealized loss of NT$26,765 thousand and NT$16,633 thousand, recorded in other comprehensive income under the heading of unrealized gain on available-for-sale financial assets, were included in the carrying amount of the financial assets at fair value on Level 3 fair value measurement.

3)	Valuation techniques and assumptions applied for the purpose of measuring fair value

a)	Valuation techniques and inputs applied for the purpose of measuring Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts, forward exchange contracts, foreign currency option contracts and interest rate swap contracts	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or interest rates at balance sheet dates and contract forward exchange rates or interest rates, discounted at rates that reflected the credit risk of various counterparties.

Derivatives - conversion option, redemption option and put option of convertible bonds	Option pricing model - Incorporation of present value techniques and reflect both the time value and the intrinsic value of options

Structured time deposits and private-placement convertible bonds	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or stock prices at balance sheet dates and contract interest rate ranges or conversion prices, discounted at rates that reflected the credit risk of various counterparties.

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement

The fair value of the Group’s investments in unquoted shares on Level 3 fair value measurement were measured using market approach based on investees’ recent financing activities, technical development, valuation of investees comparable companies, market conditions and other economic indicators.

The fair values of investments in limited partnership are measured using discounted cash flow technique and a comparable multiple technique. The significant unobservable inputs used in the discounted cash flow technique were discount rates of 12.34% and the terminal growth rates of 2.50%. Any significant increase in discount rates or any significant decrease in terminal growth rates would result in a decrease in the fair value of the investments in limited partnership. The significant unobservable input used in the comparable multiple technique was EBITDA multiples of 9.73. Any significant decrease in multiples would result in a decrease in the fair value of the investments in limited partnership.

c.	Categories of financial instruments

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Financial assets

FVTPL
Designated as at FVTPL	$100,583	$1,746,857	$100,500
Held for trading	713,248	2,086,844	3,041,731
Available-for-sale financial assets	1,174,031	954,706	920,301
Loans and receivables (Note 1)	93,009,972	101,259,880	98,389,112

(Continued)

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Financial liabilities

FVTPL
Held for trading	$ 3,953,520	$ 3,005,726	$ 2,605,077
Measured at amortized cost (Note 2)	177,209,507	173,294,140	182,637,071

(Concluded)

Note 1:	The balances included loans and receivables measured at amortized cost which comprise cash and cash equivalents, trade and other receivables and other financial assets.

Note 2:	The balances included financial liabilities measured at amortized cost which comprise short-term borrowings, short-term bills payable, trade and other payables, bonds payable and long-term borrowings.

d.	Financial risk management objectives and policies

The derivative instruments used by the Group are to mitigate risks arising from ordinary business operations. All derivative transactions entered into by the Group are designated as either hedging or trading. Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities. The currencies and the amount of derivative instruments held by the Group must match its hedged assets and liabilities denominated in foreign currencies.

The Group's risk management department monitors risks to mitigate risk exposures, reports unsettled position, transaction balances and related gains or losses to the Group’s chief financial officer on monthly basis.

1)	Market risk

The Group’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Gains or losses arising from fluctuations in foreign currency exchange rates of a variety of derivative financial instruments were approximately offset by those of hedged items. Interest rate risk was not significant due to the cost of capital was expected to be fixed.

There had been no change to the Group's exposure to market risks or the manner in which these risks were managed and measured.

a)	Foreign currency exchange rate risk

The Group had sales and purchases as well as financing activities denominated in foreign currency which exposed the Group to foreign currency exchange rate risk. The Group entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.

The carrying amounts of the Group's foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 36.

The Group was principally subject to the impact to exchange rate fluctuation in U.S. dollars and Japanese yen against NT$ or Chinese Yuan Renminbi (“CNY”). 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$218,000 thousand and NT$56,000 thousand for the nine months ended September 30, 2016 and 2015, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at the end of the reporting period. As the period-end exposure did not reflect the exposure for the nine months ended September 30, 2016 and 2015, the abovementioned sensitivity analysis was unrepresentative of those periods.

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Group was exposed to interest rate risk because group entities borrowed funds at floating interest rates. Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise. The Group entered into a variety of derivative financial instruments to hedge interest rate risk to minimize the fluctuations of assets and liabilities denominated in interest rate.

The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Fair value interest rate risk
Financial liabilities	$29,731,458	$18,030,482	$29,772,311

Cash flow interest rate risk
Financial assets	30,340,234	53,475,994	39,098,465
Financial liabilities	72,903,042	65,213,083	60,468,199

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the nine months ended September 30, 2016 and 2015 would have decreased or increased approximately by NT$320,000 thousand and NT$161,000 thousand , respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the interest rate items at the end of the reporting period. As the period-end exposure did not reflect the exposure for the nine months ended September 30, 2016 and 2015, the abovementioned sensitivity analysis was unrepresentative of those periods.

c)	Other price risk

The Group was exposed to equity or debt price risk through its investments in financial assets at FVTPL, including private-placement convertible bonds, quoted shares, open-end mutual funds, and available-for-sale financial assets. If equity or debt prices were 1% higher or lower, profit before income tax for the nine months ended September 30, 2016 and 2015 would have increased or decreased approximately by NT$7,200 thousand and NT$7,000 thousand, respectively, and other comprehensive income before income tax for the nine months ended September 30, 2016 and 2015 would have increased or decreased approximately by NT$12,000 thousand and NT$9,000 thousand, respectively.

In addition, the Group was also exposed to the Company’s ordinary share price risk through Bonds Options recognized as financial liabilities held for trading. 7% is the sensitivity rate used when reporting price risk internally to key management personnel. If the Company’s ordinary share price increased or decreased by 7%, profit before income tax for the nine months ended September 30, 2016 and 2015 would have decreased approximately by NT$644,000 thousand and NT$586,000 thousand, respectively, or increased approximately by NT$528,000 thousand and NT$488,000 thousand, respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, receivables and other financial assets. The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

The Group dealt with counterparties creditworthy and has a credit policy and trade receivable management procedures to ensure recovery and evaluation of trade receivables. Except for those discussed in Note 9, the Group’s counterparties consisted of a large number of customers and banks and there was no significant concentration of credit risk exposure.

3)	Liquidity risk

The Group manages liquidity risk by maintaining adequate working capital and banking facilities to fulfill the demand for cash flow used in the Group’s operation and capital expenditure. The Group also monitors its compliance with all the loan covenants. Liquidity risk is not considered to be significant.

In the table below, financial liabilities with a repayment on demand clause were included in the earliest time band regardless of the probability of counter-parties choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities were based on the agreed repayment dates.

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$
September 30, 2016

Non-derivative financial liabilities
Non-interest bearing	$25,814,299	$20,449,262	$4,484,715	$1,882	$185,672
Floating interest rate liabilities	17,893,862	7,033,066	6,508,471	41,578,145	2,123,033
Fixed interest rate liabilities	4,718,810	3,804,691	10,026,691	28,049,987	2,062,500

	$48,426,971	$31,287,019	$21,019,877	$69,630,014	$4,371,205

December 31, 2015

Non-derivative financial liabilities
Non-interest bearing	$19,393,406	$19,626,026	$6,493,504	$1,926	$194,346
Floating interest rate liabilities	6,617,050	5,677,129	10,582,324	39,202,454	775,273
Fixed interest rate liabilities	16,168,484	2,463,617	24,787,238	18,078,920	-

	$42,178,940	$27,766,772	$41,863,066	$57,283,300	$969,619

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$
September 30, 2015

Non-derivative financial liabilities
Non-interest bearing	$21,938,820	$20,993,569	$8,516,979	$1,938	$194,612
Floating interest rate liabilities	7,883,885	4,458,392	13,030,379	36,033,593	1,091,712
Fixed interest rate liabilities	17,939,675	6,174,920	12,277,466	29,786,331	-

	$47,762,380	$31,626,881	$33,824,824	$65,821,862	$1,286,324

(Concluded)

The amounts included above for floating interest rate instruments for non-derivative financial liabilities was subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Group's liquidity analysis for its derivative financial instruments. The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement. When the amounts payable or receivable are not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year

September 30, 2016

Net settled
Forward exchange contracts	$43,105	$1,600	$-
Foreign currency option contracts	$1,043	$-	$-

Gross settled
Forward exchange contracts
Inflows	$3,504,294	$672,875	$-
Outflows	(3,507,738)	(674,546)	-
	(3,444)	(1,671)	-

Swap contracts
Inflows	14,149,871	16,423,419	37,318,400
Outflows	(14,255,579)	(16,759,396)	(38,314,216)
	(105,708)	(335,977)	(995,816)

Interest rate swap contracts
Outflows	(11,595)	-	-

	$(120,747)	$(337,648)	$(995,816)

December 31, 2015

Net settled
Forward exchange contracts	$(230)	$3,435	$-
Foreign currency option contracts	$2,054	$8,735	$-

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year

Gross settled
Forward exchange contracts
Inflows	$2,822,265	$2,421,602	$-
Outflows	(2,836,080)	(2,429,050)	-
	(13,815)	(7,448)	-

Swap contracts
Inflows	16,561,521	22,476,799	36,796,825
Outflows	(16,564,549)	(22,007,274)	(35,813,527)
	(3,028)	469,525	983,298

Interest rate swap contracts
Inflows	12,603	12,466	25,069
Outflows	(11,595)	(11,469)	(23,063)
	1,008	997	2,006

	$(15,835)	$463,074	$985,304

September 30, 2015

Net settled
Forward exchange contracts	$(21,905)	$(65,580)	$-

Gross settled
Forward exchange contracts
Inflows	$3,405,810	$1,257,026	$-
Outflows	(3,414,596)	(1,249,060)	-
	(8,786)	7,966	-

Swap contracts
Inflows	19,580,602	40,269,898	38,880,941
Outflows	(19,146,168)	(38,601,435)	(37,542,335)
	434,434	1,668,463	1,338,606

Foreign currency option contracts
Inflows	69,759	-	-
Outflows	(65,745)	-	-
	4,014	-	-

	$429,662	$1,676,429	$1,338,606

(Concluded)

33.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	The Company contributed each NT$100,000 thousand to ASE Cultural and Educational Foundation in January 2016 and 2015, respectively, for environmental charity in promoting the related domestic environmental protection and public service activities (Note 35).

b.	During the third quarter in 2016, the Company acquired patents and acquired specific technology from associate at NT$403,543 thousand, which was primarily based on independent professional appraisal reports. As of September 30, 2016, NT$313,600 thousand has not been paid and the Company accrued payables under the line item of other payables and other non-current liabilities.

c.	During the second quarter in 2015, the Company acquired real estate from associate at NT$2,466,000 thousand, which was primarily based on independent professional appraisal reports and fully paid in the second quarter of 2015.

d.	The Company contracted with associate to construct a foreign labor dormitory on current lease property and NT$ 646,500 thousand and NT$172,400 thousand has been paid as of September 30, 2016 and 2015, respectively.

e.	In February 2016, USIE repurchased 1,801 thousand USIE’s outstanding ordinary shares from the Group’s key management personnel, with approximately NT$1,130,650 thousand.

f.	Compensation to key management personnel

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
	NT$	NT$	NT$	NT$

Short-term employee benefits	$209,947	$273,263	$610,714	$775,997
Post-employment benefits	959	780	2,836	2,368
Share-based payments	15,180	7,568	47,520	16,412

	$226,086	$281,611	$661,070	$794,777

The compensation to the Company’s key management personnel is determined according to personal performance and market trends.

34.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 9, the following assets were provided as collateral for bank borrowings and the tariff guarantees of imported raw materials:

	September 30, 2016	December 31, 2015	September 30, 2015
	NT$	NT$	NT$

Inventories related to real estate business	$19,272,915	$16,312,519	$11,599,303
Other financial assets (including current and non-current)	243,505	229,613	247,639

	$19,516,420	$16,542,132	$11,846,942

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	Significant commitments

1)	As of September 30, 2016, December 31, 2015 and September 30, 2015, unused letters of credit of the Group were approximately NT$88,000 thousand, NT$93,000 thousand and NT$38,000 thousand, respectively.

2)	As of September 30, 2016, December 31, 2015 and September 30, 2015, outstanding commitments to purchase property, plant and equipment of the Group were approximately NT$6,983,924 thousand, NT$8,089,200 thousand and NT$8,395,000 thousand, respectively, of which NT$1,353,773 thousand, NT$1,756,990 thousand and NT$1,887,845 thousand had been prepaid, respectively. As of September 30, 2016, December 31, 2015 and September 30, 2015, the commitment that the Group has contracted for the construction related to the real estate business were approximately NT$2,106,576 thousand, NT$2,745,400 thousand and NT$2,774,135 thousand, respectively.

3)	In consideration of corporate social responsibility for environmental protection, the Company’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan.

b.	Non-cancellable operating lease commitments

September 30, 2016
NT$

Less than 1 year	$321,660
1 to 5 years	501,574
More than 5 years	529,867

$1,353,101

36.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

September 30, 2016

Monetary financial assets
US$	$3,455,665	US$1=NT$31.36	$108,369,656
US$	1,028,436	US$1=CNY6.6778	32,251,751
JPY	3,040,963	JPY1=NT$0.3109	945,435
JPY	8,992,855	JPY1=US$0.0099	2,795,879

Monetary financial liabilities
US$	2,778,373	US$1=NT$31.36	87,129,763
US$	969,433	US$1=CNY6.6778	30,401,433
JPY	6,985,135	JPY1=NT$0.3109	2,171,678
JPY	9,313,192	JPY1=US$0.0099	2,895,471

 (Continued)

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2015

Monetary financial assets
US$	$2,926,597	US$1=NT$32.825	$96,065,552
US$	1,008,097	US$1=CNY6.4936	33,090,795
JPY	3,380,683	JPY1=NT$0.2727	921,912
JPY	8,467,689	JPY1=US$0.0083	2,309,139

Monetary financial liabilities
US$	2,988,953	US$1=NT$32.825	98,112,393
US$	995,195	US$1=CNY6.4936	32,667,265
JPY	3,747,333	JPY1=NT$0.2727	1,021,898
JPY	8,775,382	JPY1=US$0.0083	2,393,047

September 30, 2015

Monetary financial assets
US$	3,630,216	US$1=NT$32.87	119,325,202
US$	1,099,391	US$1=CNY6.3613	36,136,970
JPY	314,430	JPY1=NT$0.2739	86,122
JPY	9,025,321	JPY1=US$0.0083	2,472,035

Monetary financial liabilities
US$	3,708,393	US$1=NT$32.87	121,894,878
US$	1,156,520	US$1=CNY6.3613	38,014,804
JPY	4,493,549	JPY1=NT$0.2739	1,230,783
JPY	9,277,840	JPY1=US$0.0083	2,541,200

(Concluded)

The significant realized and unrealized foreign exchange gains (losses) were as follows:

	For the Three Months Ended September 30, 2016		For the Three Months Ended September 30, 2015
Foreign Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Loss

US$	US$1=NT$31.36	$(83,330)	US$1=NT$32.87	$(113,471)
NT$		1,635,486		(2,223,718)
CNY	CNY1=NT$4.6962	27,079	CNY1=NT$5.1672	(269,976)

		$1,579,235		$(2,607,165)

	For the Nine Months Ended September 30, 2016		For the Nine Months Ended September 30, 2015
Foreign Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)

US$	US$1=NT$31.36	$(335,549)	US$1=NT$32.87	$124,356
NT$		2,553,110		(1,095,340)
CNY	CNY1=NT$4.6962	56,388	CNY1=NT$5.1672	(298,002)

		$2,273,949		$(1,268,986)

37.	OTHERS

a.	In November 2015, the Company received a legal brief filed by SPIL in connection with a lawsuit brought by SPIL against the Company which was filed with Kaohsiung District Court. On June 27, 2016, as SPIL failed to pay the court expenses upon the deadline, the Kaohsiung District Court dismissed the lawsuit pursuant to the relevant law. As a result, the lawsuit does not have material impact on the financial position and the result of operations of the Group.

b.	On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) imposed a fine of NT$102,014 thousand (“the Administrative Fine”) upon the Company for the violation of the Water Pollution Control Act . The Company filed an administrative appeal to nullify the Administrative Fine, which, however, was dismissed by the Kaohsiung City Government. The Company then filed a lawsuit with the Kaohsiung High Administrative Court seeking to revoke the dismissal decision made by the Kaohsiung City Government (the “Administrative Appeal Decision”) and the Administrative Fine, and to demand a refund of the fine paid by the Company. The judgment of the Kaohsiung High Administrative Court was rendered on March 22, 2016, ruling to revoke the Administrative Appeal Decision and the Administrative Fine, and to dismiss the other complaint filed by the Company (i.e., to demand a refund of the fine paid by the Company). The Company appealed against the unfavorable ruling on April 14, 2016 and the case is now being heard by the Supreme Administrative Court. Meanwhile, owing to the event above, in January 2014, the Kaohsiung District Prosecutors Office charged the Company with violation of the Waste Disposal Act. The Kaohsiung District Court handed down the judgment and the Company was fined NT$3,000 thousand. Then the Company appealed against the judgment to the Kaohsiung Branch of Taiwan High Court, and the Kaohsiung Branch of Taiwan High Court rendered on September 29, 2015 a final judgment of finding the Company not guilty of the criminal charge.

c.	For the future development and sustainable development of semiconductor industry , the Company’s board of directors approved in June 2016 to enter into and execute a joint share exchange agreement with SPIL to establish ASE Industrial Holding Co., Ltd. (”HoldCo”) and HoldCo will acquire all issued and outstanding shares of both ASE and SPIL in the way of share exchange. The share exchange will be conducted at an exchange ratio of 1 ordinary share of the Company for 0.5 ordinary share of HoldCo, and at NT$55 in cash per SPIL's ordinary share, which has been adjusted to NT$51.2 after SPIL’s appropriation of earnings in 2016 (Note 13).

As of the date the consolidated financial statements were authorized for issue, the share exchange transaction which is based on the share exchange agreement is subject to the satisfaction of various conditions precedent (including but not limited to the unconditional approvals at the Company and SPIL's shareholders meeting, the approval or consent to consummate the transaction from all relevant competent authorities). Unless the Company and SPIL entering into an another agreement, this share exchange agreement shall be terminated automatically if the aforementioned conditions precedent are not satisfied or to be waived on or before December 31, 2017.

Due to the aforementioned share exchange agreement, treasury shares of the Company and the convertible bonds embedded with conversion option recognized as equity issued by the Company were affected as follows:

1)	For the outstanding balance of the Bonds, except where the Bonds have been redeemed or repurchased and cancelled or converted by the holders by exercising their conversion rights before the share exchange record date, the holders of the Bonds may, after the Company obtains approval from all relevant competent authorities and after the share exchange record date, convert such outstanding balance into newly issued HoldCo common shares. The conversion shall be subject to applicable laws, the indenture of the Bonds and the share exchange ratio.

2)	Treasury shares purchased before the share exchange record date for the conversion of the Currency Linked Bonds will be exchanged to HoldCo's ordinary shares, which will still be hold by the

Company, based on the agreed share exchange ratio. The conversion price of the Currency Linked Bonds shall also be adjusted in accordance with the agreed share exchange ratio in the joint share exchange agreement.

3)	For the employee share options issued by the Company upon the approval from relevant competent authorities before the execution of the joint share exchange agreement, HoldCo will assume the Company’s obligations under the employee share options as of the share exchange record date. Except that the exercise price and amount shall be adjusted in accordance with the agreed share exchange ratio and that the shares subject to exercise shall be converted into HoldCo’s newly issued ordinary shares, all other terms and conditions for issuance will remain the same. The final execution arrangements shall be made by HoldCo in compliance with relevant laws and regulations and subject to the approval of relevant competent authorities.

38.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for ASE Inc.:

a.	Financial provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint venture): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchase from or sales to related parties of at least NT$100 million or 20% of the paid-in capital:

Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital:

Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Note 7;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 10 attached;

k.	Names, locations, and related information of investees over which ASE Inc. exercises significant influence (excluding information on investment in Mainland China): Please see Table 8 attached;

l.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached;

2)	Any of the following significant transactions with investee companies in mainland China, either directly or indirectly through a third party, and their prices, payment terms, and unrealized gains or losses:

a)	The amount and percentage of purchases and the balance and percentage of the related payables at the end of the period: Please see Table 6 attached;

b)	The amount and percentage of sales and the balance and percentage of the related receivables at the end of the period: None;

c)	The amount of property transactions and the amount of the resultant gains or losses: No significant transactions;

d)	The balance of negotiable instrument endorsements or guarantees or pledges of collateral at the end of the period and the purposes: None;

e)	The highest balance, the end of period balance, the interest rate range, and total current period interest with respect to financing of funds: Please see Table 1 attached;

f)	Other transactions that have a material effect on the profit or loss for the period or on the financial position, such as the rendering or receiving of services: None.

39.	OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments: Packaging, Testing and EMS. The Group packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; engages in the designing, assembling, manufacturing and sale of electronic components and telecommunications equipment motherboards. Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.” The Group engages in other activities such as substrate production and real estate business.

The accounting policies for segments are the same as those described in Note 4. The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

Segment information for the nine months ended September 30, 2016 and 2015 was as follows:

	Packaging	Testing	EMS	Others	Adjustment and Elimination	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the nine months ended September 30, 2016

Revenue from external customers	$91,662,376	$19,728,887	$80,768,466	$5,595,745	$-	$197,755,474
Inter-segment revenues (Note)	$3,225,876	$183,035	$35,123,433	$7,057,756	$(45,590,100)	$-
Segment profit before income tax	$8,468,036	$5,058,493	$2,868,374	$1,977,098	$-	$18,372,001

As of September 30, 2016

Segment assets	$200,635,600	$42,705,683	$76,091,008	$41,195,429	$-	$360,627,720

For the nine months ended September 30, 2015

Revenue from external customers	$87,513,840	$18,836,024	$98,941,313	$2,463,197	$-	$207,754,374
Inter-segment revenues (Note)	$7,338,347	$139,156	$41,930,125	$5,784,586	$(55,192,214)	$-
Segment profit before income tax	$11,934,222	$4,634,291	$1,922,964	$225,139	$-	$18,716,616

(Continued)

	Packaging	Testing	EMS	Others	Adjustment and Elimination	Total
	NT$	NT$	NT$	NT$	NT$	NT$

As of September 30, 2015

Segment assets	$194,463,369	$40,780,791	$88,452,992	$44,754,584	$-	$368,451,736

(Concluded)

Note:	Inter-segment revenues were eliminated upon consolidation.

TABLE 1

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts In Thousands of New Taiwan Dollars)

													Collateral			Financing
No.	Financing Company	Counter-party	Financial Statement Account	Related Party	Maximum Balance for the period	Ending Balance	Amount Actual Drawn	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Item	Value	Financing Limits for Each Borrowing Company (Note 1)	Company's Total Financing Amount Limits (Note 2)
1	A.S.E. Holding Limited	The Company	Other receivables form related parties	Yes	$2,885,120	$2,885,120	$2,885,120	0.83~1.16	The need for short-term financing	$-	Operating capital	$-	-	$-	$2,992,746	$5,985,492
		ASE Trading (Shanghai) Ltd.	Long-term receivables form related parties	Yes	834,000	784,000	-	-	The need for short-term financing	-	Operating capital Payments for equipment	-	-	-	15,015,898	22,523,848
2	J & R Holding Limited	The Company	Other receivables form related parties	Yes	9,408,000	9,408,000	7,024,640	0.83~1.16	The need for short-term financing	-	Operating capital	-	-	-	10,143,292	20,286,583
		Global Advanced Packaging Technology Limited, Cayman Islands	Other receivables form related parties	Yes	2,502,000	533,120	533,120	0.83~0.92	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
		ASE WeiHai Inc.	Other receivables form related parties	Yes	3,000,580	533,120	533,120	0.76~1.21	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
		Omniquest Industrial Limited	Other receivables form related parties	Yes	1,504,536	1,414,336	3,136	0.83~0.92	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
			Long-term receivables form related parties
		ASE Assembly & Test(Shanghai) Limited	Long-term receivables form related parties	Yes	567,120	533,120	533,120	0.84~1.24	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
		Anstock Limited	Other receivables form related parties	Yes	2,113,290	2,113,290	1,972,404	5.24~7.17	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
			Long-term receivables form related parties
		ASE Trading (Shanghai) Ltd.	Long-term receivables form related parties	Yes	5,004,000	4,704,000	-	-	The need for short-term financing	-	Operating capital Payments for equipment	-	-	-	15,015,898	22,523,848
		Innosource Limited	Long-term receivables form related parties	Yes	733,920	3,136	3,136	0.83~0.93	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
		ASE Corporation	Long-term receivables form related parties	Yes	3,013,875	2,979,200	2,979,200	0.85~0.92	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
		ASE Labuan Inc.	Long-term receivables form related parties	Yes	645,500	627,200	627,200	0.85~0.92	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
		ASE Investment (Labuan) Inc.	Long-term receivables form related parties	Yes	1,269,000	1,254,400	1,254,400	0.91~0.92	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
		Real Tech Holdings Limited	Other receivables form related parties	Yes	2,168,400	-	-	0.83~0.89	The need for short-term financing	-	Operating capital	-	-	-	10,143,292	20,286,583
3	ASE Test Limited	The Company	Other receivables form related parties	Yes	5,805,675	5,738,880	5,738,880	0.83~1.15	The need for short-term financing	-	Operating capital	-	-	-	6,106,332	12,212,664
		A.S.E. Holding Limited	Long-term receivables form related parties	Yes	2,195,200	2,195,200	2,195,200	0.83~0.92	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
		Omniquest Industrial Limited	Long-term receivables form related parties	Yes	3,098,425	1,411,200	1,411,200	0.83~0.92	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
		ASE Investment (Labuan) Inc.	Long-term receivables form related parties	Yes	489,225	470,400	470,400	0.83~0.92	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
4	ASE Test, Inc.	The Company	Other receivables form related parties	Yes	5,600,000	5,600,000	5,600,000	0.73~0.81	The need for short-term financing	-	Operating capital	-	-	-	5,771,215	11,542,430
		ASE Trading (Shanghai) Ltd.	Other receivables form related parties	Yes	667,200	-	-	-	The need for short-term financing	-	Operating capital	-	-	-	5,771,215	11,542,430
		ASE Corporation	Other receivables form related parties	Yes	1,910,076	-	-	0.76~0.81	The need for short-term financing	-	Operating capital	-	-	-	5,771,215	11,542,430
		ASE Investment (Labuan) Inc.	Other receivables form related parties	Yes	2,668,800	1,133,361	1,100,000	0.73~0.80	The need for short-term financing	-	Operating capital	-	-	-	5,771,215	11,542,430
		Advanced Microelectronic Products Inc.	Other receivables form related parties	Yes	75,000	75,000	75,000	3.33	The need for short-term financing	-	Operating capital	-	-	-	5,771,215	11,542,430
		Omniquest Industrial Limited	Other receivables form related parties	Yes	1,586,250	1,568,000	250,000	0.73	The need for short-term financing	-	Operating capital	-	-	-	5,771,215	11,542,430

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts In Thousands of New Taiwan Dollars)

													Collateral			Financing
No.	Financing Company	Counter-party	Financial Statement Account	Related Party	Maximum Balance for the period	Ending Balance	Amount Actual Drawn	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Item	Value	Financing Limits for Each Borrowing Company (Note 1)	Company's Total Financing Amount Limits (Note 2)
5	J&R Industrial Inc.	The Company	Other receivables form related parties	Yes	$190,000	$190,000	$190,000	0.73~0.81	The need for short-term financing	$-	Operating capital	$-	-	$-	$199,982	$399,965
		ASE Electronics Inc.	Other receivables form related parties	Yes	190,000	190,000	190,000	0.73~0.81	The need for short-term financing	-	Operating capital	-	-	-	199,982	399,965
6	ISE Labs, Inc.	J & R Holding Limited	Long-term receivables form related parties	Yes	1,534,560	1,442,560	1,442,560	0.92~1.26	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
7	ASE (Korea) Inc.	The Company	Other receivables form related parties	Yes	3,002,400	2,508,800	2,195,200	3.43~3.52	The need for short-term financing	-	Operating capital	-	-	-	3,041,798	6,083,596
		ASE WeiHai Inc.	Other receivables form related parties	Yes	2,420,625	2,352,000	2,352,000	2.46~3.44	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
8	ASE Japan Co., Ltd.	J & R Holding Limited	Other receivables form related parties	Yes	2,642,650	2,642,650	2,642,650	0.43~0.53	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
9	USI Enterprise Limited	The Company	Other receivables form related parties	Yes	7,584,625	7,369,600	7,369,600	0.83~0.92	The need for short-term financing	-	Operating capital	-	-	-	7,907,159	15,814,318
		USIINC	Other receivables form related parties	Yes	2,268,480	2,132,480	2,132,480	0.83~0.92	The need for short-term financing	-	Operating capital	-	-	-	7,907,159	15,814,318
		J&R Holding Limited	Other receivables form related parties	Yes	6,475,392	3,136,000	3,136,000	0.83~3.37	The need for short-term financing	-	Operating capital	-	-	-	7,907,159	15,814,318
10	Huntington Holdings International Co.Ltd.	The Company	Other receivables form related parties	Yes	1,834,800	1,724,800	1,724,800	0.83~0.93	The need for short-term financing	-	Operating capital	-	-	-	8,690,863	17,381,726
11	Anstock Limited	ASE Assembly & Test (Shanghai) Limited	Other receivables form related parties	Yes	3,274,092	2,028,758	2,028,758	4.45~5.07	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
			Long-term receivables form related parties
12	ASE (Kun Shan) Inc.	ASE Investment (Kun Shan) Limited	Other receivables form related parties	Yes	2,039	2,019	2,019	4.35~4.85	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
13	Real Tech Holdings Limited	The Company	Other receivables form related parties	Yes	4,003,200	1,724,800	1,724,800	0.83~0.93	The need for short-term financing	-	Operating capital	-	-	-	8,278,899	16,557,798
14	Shanghai Ding Hui Real Estate Development Co., Ltd.	Kun Shan Ding Hong Real Estate Development Co., Ltd.	Other receivables form related parties	Yes	687,407	117,405	117,405	4.35~6.00	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
		Shanghai Ding Qi Property Management Co., Ltd.	Other receivables form related parties	Yes	14,984	14,089	14,089	4.35	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
15	Universal Scientific Industrial (Shanghai) Co., Ltd.	Universal Global Technology (Kunshan) Co., Ltd.	Other receivables form related parties	Yes	1,527,570	-	-	-	The need for short-term financing	-	Operating capital	-	-	-	6,810,764	13,621,527
		Universal Global Technology (Shanghai) Co., Ltd.	Other receivables form related parties	Yes	6,493,110	6,105,060	2,742,824	0.80~1.75	The need for short-term financing	-	Operating capital	-	-	-	6,810,764	13,621,527
		Universal Global Technology Co., Limited	Other receivables form related parties	Yes	6,110,280	2,817,720	-	-	The need for short-term financing	-	Operating capital	-	-	-	6,810,764	13,621,527
		Universal Global Electronics (Shanghai) Co., Ltd.	Other receivables form related parties	Yes	509,190	-	-	-	The need for short-term financing	-	Operating capital	-	-	-	6,810,764	13,621,527
16	Omniquest Industrial Limited	The Company	Other receivables form related parties	Yes	3,169,200	2,979,200	1,661,200	0.83~1.15	The need for short-term financing	-	Operating capital	-	-	-	3,229,408	6,458,817
17	Anstock II Limited	J & R Holding Limited	Other receivables form related parties	Yes	9,907,920	9,313,920	9,313,920	2.45	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
18	USI Electronics (Shenzhen) Co., Ltd.	Universal Global Technology (Shanghai) Co., Ltd.	Other receivables form related parties	Yes	1,559,740	1,526,265	516,582	0.80~1.75	The need for short-term financing	-	Operating capital	-	-	-	1,881,950	3,763,899
		Universal Global Technology Co., Limited	Other receivables form related parties	Yes	1,526,265	1,526,265	-	-	The need for short-term financing	-	Operating capital	-	-	-	1,881,950	3,763,899

(Continued)

													Collateral			Financing
No.	Financing Company	Counter-party	Financial Statement Account	Related Party	Maximum Balance for the period	Ending Balance	Amount Actual Drawn	Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Item	Value	Financing Limits for Each Borrowing Company (Note 1)	Company's Total Financing Amount Limits (Note 2)
19	ASE Assembly & Test (Shanghai) Limited	ASE Trading (Shanghai) Ltd.	Long-term receivables form related parties	Yes	$ 1,000,800	$ 940,800	$ -	-	The need for short-term financing	$ -	Operating capital	$ -	-	$ -	$ 15,015,898	$ 22,523,848
20	ASE Trading (Shanghai) Ltd.	J & R Holding Limited	Long-term receivables form related parties	Yes	6,672,000	6,272,000	-	-	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
		A.S.E. Holding Limited	Long-term receivables form related parties	Yes	3,336,000	3,136,000	-	-	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
21	ASE (Shanghai) Inc.	ASE WeiHai Inc.	Other receivables form related parties	Yes	166,800	-	-	1.12~1.19	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
22	Innosource Limited	The Company	Other receivables form related parties	Yes	733,920	-	-	0.83~0.89	The need for short-term financing	-	Operating capital	-	-	-	788,348	1,576,695
23	ASE Investment (Labuan) Inc.	The Company	Other receivables form related parties	Yes	3,169,200	2,858,161	2,821,664	0.76~1.15	The need for short-term financing	-	Operating capital	-	-	-	3,075,374	6,150,749
24	Global Advanced Packaging Technology Limited, Cayman Islands	The Company	Other receivables form related parties	Yes	1,968,240	-	-	0.83~0.92	The need for short-term financing	-	Operating capital	-	-	-	2,134,600	4,269,200
25	ASE Corporation	The Company	Other receivables form related parties	Yes	3,061,011	2,979,200	2,979,200	0.76~1.15	The need for short-term financing	-	Operating capital	-	-	-	3,230,671	6,461,342
26	ASE Electronics Inc.	The Company	Other receivables form related parties	Yes	200,000	-	-	0.76~0.81	The need for short-term financing	-	Operating capital	-	-	-	811,695	1,623,390
27	ASE Singapore Pte. Ltd.	A.S.E. Holding Limited	Other receivables form related parties	Yes	400,320	-	-	0.83~0.89	The need for short-term financing	-	Operating capital	-	-	-	15,015,898	22,523,848
28	Universal Scientific (Kunshan) Co., Ltd.	Universal Global Technology (Shanghai) Co., Ltd.	Other receivables form related parties	Yes	399,576	375,696	234,810	1.75	The need for short-term financing	-	Operating capital	-	-	-	531,063	1,062,125
29	ASE Labuan Inc.	The Company	Other receivables form related parties	Yes	645,500	627,200	627,200	0.85~1.15	The need for short-term financing	-	Operating capital	-	-	-	815,251	1,630,502

(Concluded)

Note 1:	Limit amount of lending to a company shall not exceed 20% of the net worth of the company. However, when the foreign subsidiaries whose voting shares are 100% owned directly or indirectly, by ASE as a lender, the amount lending to a company shall not exceed 10% of the net worth of ASE.

Note 2:	Where an inter-company or inter-firm short-term financing facility is necessary provided that the total amount of such financing facility shall not exceed 40% of the amount of the net worth of the lending company. However, the foreign subsidiaries whose voting shares are 100% owned directly or indirectly, by ASE as a lender, the total amount lending to a company shall not exceed 15% of the net worth of ASE.

Note 3:	Amount was eliminated based on the reviewed financial statements.

TABLE 2

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts In Thousands of New Taiwan Dollars)

	Endorsement Guarantee Provider	Guaranteed Party
No.	Name	Name	Nature of Relationship	Limits on Endorsement Guarantee Amount Provided to Each Guaranteed Party (Note 1)	Maximum Balance for the Year	Ending Balance	Amount Actually Drawn	Amount of Endorsement Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement Guarantee to Net Equity per Latest Financial Statement	Maximum Endorsement Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Manchuria CHINA
0	The Company	Anstock Limited	100% voting shares indirectly owned by the Company	$ 45,047,695	$ 2,653,363 (Note 3)	$ - (Note 3)	$ - (Note 3)	$ -	-	$ 60,063,594	Yes	No	No
		Anstock II Limited	100% voting shares indirectly owned by the Company	45,047,695	10,327,005 (Note 3)	9,607,920 (Note 3)	9,445,763 (Note 3)	-	6.4	60,063,594	Yes	No	No
1	Shanghai Ding Hui Real Estate Development Co., Ltd.	Kun Shan Ding Hong Real Estate Development Co., Ltd.	100% voting shares directly owned by the Company	13,299,138	633,647 (Note 3)	585,762 (Note 3)	470,271 (Note 3)	-	3.1	18,998,769	Yes	No	Yes

Note 1:	The ceilings on the amounts for any single entity is permitted to make in endorsements/guarantees shall not exceed 30% and 70% of total equity of shareholders, respectively, according to “The Process of make in endorsements/guarantees” of ASE and DH.

Note 2:	The ceilings on the aggregate amounts are permitted to make in endorsements/guarantees shall not exceed 40% and 100% of total equity of shareholders, respectively, according to “The Process of make in endorsements/guarantees” of ASE and DH.

Note 3:	Amount was included principal and interest.

TABLE 3

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2016

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				September 30, 2016
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account`	Shares/Units	Carrying Value	Percentage of Ownership (%)	Fair Value	Note
The Company	Stock H&HH Venture Investment Corporation	-	Available-for-sale financial assets - non-current	884,832	$ -	15	$ -
	H&D Venture Capital Investment Corporation	-	Available-for-sale financial assets - non-current	1,613,793	23,125	13	23,125
	MiTAC Information Technology Corp	-	Available-for-sale financial assets - non-current	4,203	20	-	20
	Asia Pacifical Emerging Industry Venture Capital Co, Ltd.	-	Available-for-sale financial assets - non-current	6,000,000	37,473	7	37,473
	StarChips Technology Inc.	-	Available-for-sale financial assets - non-current	333,334	-	6	-
	Bond AMPI Second Private of Domestic Unsecured Convertible Bonds	-	Financial assets at fair value through profit or loss - current	1,000	100,583	-	100,583
	Limited Liability Partnership Ripley Cable Holdings I, L.P.	-	Available-for-sale financial assets - non-current	-	390,987	4	390,987
ASE Test, Inc.	Stock The Company	Parent Company	Available-for-sale financial assets - non-current	10,978,776	412,802	-	412,802
	Powertec Energy Corporation	-	Available-for-sale financial assets - non-current	97,000,000	291,000	4	291,000
	MiTAC Information Technology Corp	-	Available-for-sale financial assets - non-current	1,133,363	5,273	1	5,273
	Fund CTBC Global Real Estate Income Fund-A	-	Available-for-sale financial assets - current	2,500,000	24,200	-	24,200
	Corporate bond Nan Shan Life Insurance Co., Ltd. 1st Perpetual Unsecured Subordinate Corporate Bond Issue in 2016	-	Other financial assets - non-current	1,000	1,000,000	-	1,000,000
J&R Industrial Inc.	Fund Taishin Ta Chong Money Market Fund	-	Financial assets at fair value through profit or loss - current	33,664,705	473,376	-	473,376
	Jih Sun Money Market Fund	-	Financial assets at fair value through profit or loss - current	1,575,019	23,090	-	23,090
	Hua Nan Kirin Money Market Fund	-	Financial assets at fair value through profit or loss - current	2,616,592	31,026	-	31,026
	Hua Nan Phoenix Money Market Fund	-	Financial assets at fair value through profit or loss - current	2,833,825	45,639	-	45,639
Luchu Development Corporation	Stock Powerchip Technology Corporation	-	Available-for-sale financial assets - non-current	1,677,166	40,520	-	40,520
A.S.E. Holding Limited	Stock Global Strategic Investment Inc.	-	Available-for-sale financial assets - non-current	490,000	US$ 512 thousand	3	US$ 512 thousand
	SiPhoton, Inc.	-	Available-for-sale financial assets - non-current	544,800	US$ - thousand	4	US$ - thousand
	Global Strategic Investment, Inc. (Samoa)	-	Available-for-sale financial assets - non-current	869,891	US$ 564 thousand	2	US$ 564 thousand
J & R Holding Limited	Stock The Company	Parent Company	Available-for-sale financial assets - non-current	46,703,763	US$ 55,997 thousand	1	US$ 55,997 thousand

(Continued)

				September 30, 2016
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account`	Shares/Units	Carrying Value	Percentage of Ownership (%)	Fair Value	Note
	Limited Liability Partnership Crimson Velocity Fund, L.P.	-	Available-for-sale financial assets - non-current	-	US$ 812 thousand	-	US$ 812 thousand
	H&QAP Greater China Growth Fund, L.P.	-	Available-for-sale financial assets - non-current	-	US$ 1,036 thousand	8	US$ 1,036 thousand
ASE Test Limited	Stock The Company	Parent Company	Available-for-sale financial assets - non-current	88,200,472 (Note)	US$ 105,751 thousand	1	US$ 105,751 thousand
Shanghai Ding Hui Real Estate Development Co., Ltd.	Fund 180ETF	-	Financial assets at fair value through profit or loss - current	447,825	CNY 1,276 thousand	-	CNY 1,276 thousand
	300ETF	-	Financial assets at fair value through profit or loss - current	339,700	CNY 1,128 thousand	-	CNY 1,128 thousand
	Stock Gree Electric Appliances, Inc. Of Zhuhai	-	Financial assets at fair value through profit or loss - current	28,000	CNY 622 thousand	-	CNY 622 thousand
	Saic Motor Corporation Limited	-	Financial assets at fair value through profit or loss - current	19,250	CNY 421 thousand	-	CNY 421 thousand
USIINC	Stock Allied Circuit Co., Ltd	-	Available-for-sale financial assets - current	827,009	$ 25,885	2	$ 25,885
	Universal Venture Capital Investment Corporation	-	Available-for-sale financial assets - non-current	6,200,000	34,746	5	34,746
	Gapertise Inc.	-	Available-for-sale financial assets - non-current	247,500	3,064	4	3,064
	WellySun Inc.	-	Available-for-sale financial assets - non-current	108,000	1,728	1	1,728
	Plasmag Technology Inc.	-	Available-for-sale financial assets - non-current	733,000	-	2	-
Huntington Holdings International Co., Ltd.	Stock United Pacific Industrial Ltd.	-	Financial assets at fair value through profit or loss - current	5,548,800	US$ 351 thousand	-	US$ 351 thousand
	Cadence Design SYS Inc.	-	Financial assets at fair value through profit or loss - current	9,633	US$ 246 thousand	-	US$ 246 thousand
	Solid Gain Invenstments Ltd.	-	Available-for-sale financial assets - non-current	1,322,833	US$ 710 thousand	20	US$ 710 thousand
	Preferred Stock Techgains I Corporation	-	Available-for-sale financial assets - non-current	526,732	US$ 267 thousand	10	US$ 267 thousand
	Techgains II Corporation	-	Available-for-sale financial assets - non-current	669,705	US$ 185 thousand	4	US$ 185 thousand
Unitech Holdings International Co., Ltd.	Stock United Pacific Industrial Ltd.	-	Financial assets at fair value through profit or loss - current	5,613,600	US$ 355 thousand	-	US$ 355 thousand
	WacomCo., Ltd.	-	Available-for-sale financial assets - non-current	1,200,000	US$ 3,628 thousand	1	US$ 3,628 thousand
	Sequans Communications SA	-	Available-for-sale financial assets - non-current	370,554	US$ 656 thousand	1	US$ 656 thousand
	Asia Global Venture Co., Ltd.	-	Available-for-sale financial assets - non-current	1,000,000	US$ 431 thousand	10	US$ 431 thousand
UG-TW	Fund Franklin U.S. Government Money Fund	-	Available-for-sale financial assets - current	1,956,583	$ 20,007	-	$ 20,007

(Concluded)

Note:	ASE, Inc.'s stocks held by ASE Test Limited, 88,200,472 shares, are all trusted without power to decide the allocation of the trust assets.

TABLE 4

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition		Disposal				Ending Balance
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares/Units	Amount (Note 1)		Shares/Units	Amount	Shares/ Units	Amount	Carrying Value	Gain/Loss on Disposal	Shares/Units	Amount (Note 1)
The Company	Stock USI	Investments accounted for using the equity method	(Note 2)	Subsidary	39,603,222	$ 1,187,548		-	$ -	39,603,222	$ 792,064	$ 1,242,836	$ -	-	$ -
	SPIL	Investments accounted for using the equity method	(Note 3)	Associate	779,000,000	35,141,701		258,300,000	13,735,498	-	-	-	-	1,037,300,000	45,613,346
	Deca Technologies Inc.,	Investments accounted for using the equity method	(Note 3)	Associate	-	-		98,489,803	1,934,062	-	-	-	-	98,489,803	1,892,542
ASE Test, Inc.	Fund UPAMC JAMES BOND MONEY MARKET FUND	Available-for-sale financial assets - current	-	-	-	-		18,170,696	300,000	18,170,696	300,454	300,000	454	-	-
	Corporate bond Nan Shan Life Insurance Co., Ltd. 1st Perpetual Unsecured Subordinate Corporate Bond Issue in 2016	Other financial assets - non-current	-	-	-	-		1,000	1,000,000	-	-	-	-	1,000	1,000,000
UGTW	Stock USI	Investments accounted for using the equity method	(Note 2)	Subsidary	-	-		39,603,222	894,612	-	-	-	-	39,603,222	1,130,788
UGHK	Stock UGTW	Investments accounted for using the equity method	(Note 4)	Subsidary	98,000,000	US$	83,745	100,000,000	US$ 31,835	-	-	-	-	198,000,000	US$ 130,444

Note 1:	The ending balance of Long-Term Stock Investment-Equity Method includes share of profits/losses of investees and other related adjustment to equity. The ending balance of other financial assets includes the adjustment to fair value.

Note 2:	Organizational restructuring due to the acquiring of USI by UG-TW.

Note 3:	Acquired by Public Market.

Note 4:	Capital Increase by Cash.

TABLE 5

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Prior Transaction of Related Counter-party
Company Name	Types of Property	Transaction Date	Transaction Date (Tax excluded)	Payment Term	Counter-party	Nature of Relationships	Owner	Relationships	Transfer Date	Amount	Price Reference	Purpose of Acquisition	Other Terms
The Company	Facilities and equipment of ASE's Kaohsiung factory Processing Zone, Kaohsiung City	January 01, 2016~ September 30, 2016	$ 350,427	There is 21,303 thousand will be paid after acceptance check.	United Integrated Services Co., Ltd.	-	-	-	-	$ -	Request for quotation, price comparison and price negotiation	Facilities and equipment expansion	None

TABLE 6

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts In Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
Buyer	Related Party	Relationships	Purchases/ Sales	Amount	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total	Note
The Company	ASE (Shanghai) Inc.	Subsidiary	Purchases	$ 1,653,730	6	Net 60 days from the end of the month of when invoice is issued	$ -	-	$ (510,614)	(5)	Note
	ASE Electronics Inc.	Subsidiary	Purchases	1,935,410	7	Net 60 days from the end of the month of when invoice is issued	-	-	(692,217)	(7)	Note
	Universal Scientific Industrial Co., Ltd.	Subsidiary	Sales	(2,891,916)	(4)	Net 60 days from the end of the month of when invoice is issued	-	-	1,428,076	7	Note
	ISE Labs, Inc.	Subsidiary	Sales	(125,021)	-	Net 45 days from invoice date	-	-	42,203	-	Note
ASE Assembly & Test (Shanghai) Limited	ASE (Shanghai) Inc.	Associate	Purchases	182,463	8	Net 60 days from the end of the month of when invoice is issued	-	-	(186)	-	Note
	ASE Electronics Inc.	Associate	Purchases	163,303	7	Net 60 days from the end of the month of when invoice is issued	-	-	(52,079)	(9)	Note
Advanced Semiconductor Engineering (HK) Limited	ASE (Shanghai) Inc.	Parent company	Purchases	1,201,962	100	Net 90 days from the end of the month of when invoice is issued	-	-	(481,202)	(100)	Note
ASE Electronics (M) Sdn. Bhd.	ASE Electronics Inc.	Associate	Purchases	338,177	28	Net 60 days from invoice date	-	-	(87,926)	(33)	Note
ISE Labs, Inc.	The Company	The Ultimate Parent of the Company	Purchases	125,021	52	Net 45 days from invoice date	-	-	(40,203)	(40)	Note
Universal Scientific Industrial Co., Ltd.	The Company	The Ultimate Parent of the Company	Purchases	2,891,916	18	Net 60 days from the end of the month of when invoice is issued	-	-	(1,427,212)	(28)	Note
ASE (Shanghai) Inc.	The Company	The Ultimate Parent of the Company	Sales	(1,653,730)	(45)	Net 60 days from the end of the month of when invoice is issued	-	-	512,966	46	Note
	ASE Assembly & Test (Shanghai) Limited	Associate	Sales	(182,463)	(5)	Net 60 days from invoice date	-	-	186	-	Note
	Advanced Semiconductor Engineering (HK) Limited	Subsidiary	Sales	(1,201,962)	(33)	Net 90 days from the end of the month of when invoice is issued	-	-	481,202	43	Note
ASE Electronics Inc.	The Company	The Ultimate Parent of the Company	Sales	(1,935,410)	(55)	Net 60 days from the end of the month of when invoice is issued	-	-	703,336	59	Note
	ASE Electronics (M) Sdn. Bhd.	Associate	Sales	(338,177)	(10)	Net 60 days from invoice date	-	-	88,124	7	Note
	ASE Assembly & Test (Shanghai) Limited	Associate	Sales	(163,303)	(5)	Net 60 days from the end of the month of when invoice is issued	-	-	52,079	4	Note
	Universal Scientific Industrial (Shanghai) Co., Ltd.	Associate	Sales	(140,611)	(4)	Net 60 days from the end of the month of when invoice is issued	-	-	86,038	7	Note

(Continued)

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
Buyer	Related Party	Relationships	Purchases/ Sales	Amount	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total	Note
Suzhou ASEN Semiconductors Co., Ltd.	NXP Semiconductors Taiwan Ltd.	Subsidiary of the company has significant influence over Suzhou ASEN Semiconductors Co., Ltd.-Subsidiary of NXP B.V	Sales	$ (1,504,582)	(34)	Net 90 days from the end of the month of when invoice is issued	$ --	-	$ 689,585	45	Note
USI Electronics (Shenzhen) Co., Ltd.	Universal Global Scientific Industrial Co., Ltd.	Associate	Purchases Sales	CNY 459,898 thousand ( CNY 1,923,195 thousand )	17 (56)	T/T 75 days T/T 75 days	- -	- -	( CNY 130,512 thousand ) CNY 597,193 thousand	(11) 54	Note Note
Universal Scientific Industrial (Shanghai) Co., Ltd.	Universal Global Technology Co., Limited	Subsidiary	Purchases	CNY 643,050 thousand	13	T/T 75 days	-	-	( CNY 151,892 thousand )	(10)	Note
	Universal Global Scientific Industrial Co., Ltd.	Subsidiary	Sales	( CNY 44,113 thousand )	(1)	T/T 75 days	-	-	CNY 17,818 thousand	1	Note
	Universal Global Technology (Kunshan) Co., Ltd.	Subsidiary	Sales	( CNY 23,047 thousand )	-	T/T 75 days	-	-	CNY 6,323 thousand	-	Note
	USI Electronics (Shenzhen) Co., Ltd.	Subsidiary	Sales	( CNY 27,049 thousand )	-	T/T 75 days	-	-	CNY 119 thousand	-	Note
	ASE Electronics Inc.	Associate	Purchases	CNY 31,812 thousand	1	Net 60 days from the end of the month of when invoice is issued	-	-	CNY 17,533 thousand	1	Note
Universal Global Technology Co., Limited	Universal Scientific Industrial (Shanghai) Co., Ltd.	Parent company	Sales	( US$ 96,073 thousand )	(55)	T/T 75 days	-	-	US$ 22,749 thousand	40	Note
	Universal Global Technology (Kunshan) Co., Ltd.	Associate	Sales	( US$ 77,310 thousand )	(44)	T/T 75 days	-	-	US$ 30,738 thousand	54	Note
Universal Global Industrial Co., Limited	USI Electronics (Shenzhen) Co., Ltd.	Associate	Purchases Sales	US$ 292,675 thousand ( US$ 68,275 thousand )	51 (14)	T/T 75 days T/T 75 days	- -	- -	( US$ 89,430 thousand ) US$ 19,384 thousand	(52) 12	Note Note
	Universal Scientific Industrial (Shanghai) Co., Ltd.	Parent company	Purchases	US$ 6,696 thousand	1	T/T 75 days	-	-	( US$ 2,668 thousand )	(2)	Note
	Universal Global Scientific Industrial Co., Ltd.	Associate	Sales	( US$ 354,711 thousand )	(70)	T/T 75 days	-	-	US$ 113,669 thousand	68	Note
	Universal Global Technology (Kunshan) Co., Ltd.	Associate	Purchases Sales	US$ 134,750 thousand ( US$ 5,859 thousand )	24 (1)	T/T 75 days T/T 75 days	- -	- -	( US$ 44,302 thousand ) US$ 2,126 thousand	(26) 1	Note Note
Universal Global Scientific Industrial Co., Ltd.	Universal Global Industrial Co., Limited	Associate	Purchases	$ 11,527,285	90	T/T 75 days	-	-	$ (3,564,648)	(84)	Note
	Universal Scientific Industrial (Shanghai) Co., Ltd.	Parent company	Sales	(201,454)	(1)	T/T 75 days	-	-	72,440	1	Note
	USI Electronics (Shenzhen) Co., Ltd.	Associate	Sales	(155,660)	(1)	T/T 75 days	-	-	41,324	1	Note
	Universal Scientific Industrial Co., Ltd.	Subsidiary	Sales	(497,145)	(3)	T/T 75 days	-	-	217,476	4	Note
Universal Global Technology (Kunshan) Co., Ltd.	Universal Global Technology Co., Limited	Associate	Purchases	CNY 519,410 thousand	39	T/T 75 days	-	-	( CNY 205,212 thousand )	(34)	Note
	Universal Global Industrial Co., Limited	Associate	Purchases	CNY 38,520 thousand	3	T/T 75 days	-	-	( CNY 14,196 thousand )	(2)	Note
			Sales	( CNY 889,815 thousand)	(55)	T/T 75 days	-	-	CNY 296,718 thousand	50	Note
Universal Global Technology (Shanghai) Co., Ltd.	Universal Global Technology Co., Limited	Associate	Purchases	CNY 21,486 thousand	2	T/T 75 days	-	-	( CNY 19,539 thousand )	(3)	Note

Note: Amount was eliminated based on the reviewed financial statements.	(Concluded)

TABLE 7

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2016

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

						Overdue (Note 1)
Company Name	Related Party	Relationships	Ending Balance (Note 1)		Turnover Rate (Note 2)	Amount	Actions Taken	Amounts Received in Subsequent Period	Allowance for Bad Debts
The Company	Universal Scientific Industrial Co., Ltd.	Subsidiary	$1,428,076	(Note 5)	2	$39,491	Continued collection	$198,732	$-
	ASE Test, Inc.	Subsidiary	291,696	(Note 5)	4	32,879	Continued collection	200,316	-
	ASE Electronics Inc.	Subsidiary	140,321	(Note 5)	3	-	-	6,781	-
ASE Electronics Inc.	The Company	The Ultimate Parent of the Company	705,668	(Note 5)	4	-	-	266,569	-
Omniquest Industrial Limited	The Company	Parent company	1,661,200	(Notes 3,5)	-	-	-	-	-
ISE Labs, Inc.	J & R Holding Limited	Parent company	1,442,959	(Notes 3,5)	-	-	-	-	-
Anstock Limited	ASE Assembly & Test (Shanghai) Limited	Associate	2,032,960	(Notes 3,5)	-	-	-	-	-
Anstock II Limited	J & R Holding Limited	Parent company	9,372,235	(Notes 3,5)	-	-	-	-	-
A.S.E. Holding Limited	The Company	Parent company	2,885,120	(Notes 3,5)	-	-	-	-	-
ASE Test, Inc.	The Company	Parent company	7,384,609	(Notes 3,4,5)	-	-	-	548,477	-
	ASE Investment (Labuan) Inc.	Associate	1,100,000	(Notes 3,5)	-	-	-	-	-
	Omniquest Industrial Limited	Associate	250,000	(Notes 3,5)	-	-	-	-	-
ASE Test Limited	The Company	The Ultimate Parent of the Company	5,738,880	(Notes 3,5)	-	-	-		-
	A.S.E. Holding Limited	Associate	2,196,952	(Notes 3,5)	-	-	-	-	-
	Omniquest Industrial Limited	Associate	1,417,809	(Notes 3,5)	-	-	-	-	-
	ASE Investment (Labuan) Inc.	Associate	472,515	(Notes 3,5)	-	-	-	-	-
ASE (Korea) Inc.	The Company	The Ultimate Parent of the Company	2,195,354	(Notes 3,5)	-	-	-	911	-
	ASE WeiHai Inc.	Subsidiary	2,354,360	(Notes 3,5)	-	-	-	-	-
J & R Holding Limited	The Company	Parent company	7,024,640	(Notes 3,5)	-	-	-	-	-
	Global Advanced Packaging Technology Limited, Cayman Islands.	Subsidiary	547,142	(Notes 3,5)	-	-	-	-	-
	Anstock Limited	Subsidiary	2,045,406	(Notes 3,5)	-	-	-	-	-
	ASE WeiHai Inc.	Associate	535,270	(Notes 3,5)	-	-	-	-	-
	ASE Assembly & Test (Shanghai) Limited	Associate	539,545	(Notes 3,5)	-	-	-	-	-
	ASE Investment (Labuan) Inc.	Subsidiary	1,255,839	(Notes 3,5)	-	-	-	-	-
	ASE Corporation	Associate	2,984,121	(Notes 3,5)	-	-	-	-	-
	ASE Labuan Inc.	Associate	628,693	(Notes 3,5)	-	-	-	-	-

(Continued)

							Overdue (Note 1)
Company Name	Related Party	Relationships	Ending Balance (Note 1)			Turnover Rate (Note 2)	Amount	Actions Taken	Amounts Received in Subsequent Period		Allowance for Bad Debts
J&R Industrial Inc.	The Company	The Ultimate Parent of the Company		$190,000	(Notes 3,5)	-	$-	-		$-	$-
	ASE Electronics Inc.	Associate		190,000	(Notes 3,5)	-	-	-		-	-
ASE Japan Co., Ltd.	J & R Holding Limited	Parent company		2,643,536	(Notes 3,5)	-	-	-		-	-
ASE Investment(Labuan)Inc.	The Company	The Ultimate Parent of the Company		2,821,664	(Notes 3,5)	-	-	-		1,000,000	-
ASE Corporation	The Company	The Ultimate Parent of the Company		2,979,200	(Notes 3,5)	-	-	-		-	-
ASE Labuan Inc.	The Company	The Ultimate Parent of the Company		627,200	(Notes 3,5)	-	-	-		-	-
ASE (Shanghai) Inc.	The Company	The Ultimate Parent of the Company		512,966	(Note 5)	5	-	-		37,942	-
	Advanced Semiconductor Engineering (HK) Limited	Subsidiary		481,202	(Note 5)	4	-	-		539	-
Shanghai Ding Hui Real Estate Development Co., Ltd.	Kun Shan Ding Hong Real Estate Development Co., Ltd.	Subsidiary		121,391	(Notes 3,5)	-	-	-		-	-
USI Enterprise Limited	The Company	The Ultimate Parent of the Company		7,369,600	(Notes 3,5)	-	-	-		-	-
	J & R Holding Limited	Associate		3,140,827	(Notes 3,5)	-	-	-		-	-
	USI Inc.	Parent company		2,139,481	(Notes 3,5)	-	-	-		6,993	-
Huntington Holdings International Co. Ltd.	The Company	The Ultimate Parent of the Company		1,724,800	(Notes 3,5)	-	-	-		156,800	-
Real Tech Holdings Limited	The Company	The Ultimate Parent of the Company		1,724,800	(Notes 3,5)	-	-	-		-	-
Suzhou ASEN Semiconductors Co., Ltd.	NXP Semiconductors Taiwan Ltd.	Subsidiary of the company has significant influence over Suzhou ASEN Semiconductors Co., Ltd.		690,210		3	-	-		169,335	-
USI Electronics (Shenzhen) Co., Ltd.	Universal Global Industrial Co., Limited	Associate	CNY	597,216 thousand	(Note 5)	4	-	-	CNY	161,560 thousand	-
	Universal Global Technology (Shanghai) Co., Ltd.	Associate	CNY	110,053 thousand	(Notes 3,5)	-	-	-		-	-
Universal Scientific Industrial (Shanghai) Co., Ltd.	Universal Global Technology (Kunshan) Co., Ltd.	Subsidiary	CNY	22,625 thousand	(Note 5)	2	-	-	CNY	314 thousand	-
	Universal Global Technology (Shanghai) Co., Ltd.	Subsidiary	CNY	587,494 thousand	(Notes 3,5)	-	-	-		-	-

(Continued)

							Overdue (Note 1)
Company Name	Related Party	Relationships	Ending Balance (Note 1)			Turnover Rate (Note 2)	Amount	Actions Taken	Amounts Received in Subsequent Period		Allowance for Bad Debts
Universal Global Technology Co., Limited	Universal Scientific Industrial (Shanghai) Co., Ltd.	Parent company	US$	22,749 thousand	(Note 5)	2	$-	-		$-	$-
	Universal Global Technology (Kunshan) Co., Ltd.	Associate	US$	30,738 thousand	(Note 5)	5	-	-	US$	10,070 thousand	-
Universal Global Industrial Co., Limited	USI Electronics (Shenzhen) Co., Ltd.	Associate	US$	19,545 thousand	(Note 5)	4	-	-	US$	9 thousand	-
	Universal Global Scientific Industrial Co., Ltd.	Associate	US$	113,719 thousand	(Note 5)	4	-	-	US$	45 thousand	-
Universal Global Scientific Industrial Co., Ltd.	Universal Scientific Industrial Co., Ltd.	Subsidiary		$217,606	(Note 5)	2	-	-		-	-
Universal Global Technology (Kunshan) Co., Ltd.	Universal Global Industrial Co., Limited	Associate	CNY	296,718 thousand	(Note 5)	5	-	-	CNY	99,944 thousand	-
	Universal Global Technology (Shanghai) Co., Ltd.	Associate	CNY	50,024 thousand	(Notes 3,5)	-	-	-		-	-

(Concluded)

Note 1: Include Accounts receivables and other receivables.

Note 2: Exclude other receivables

Note 3: Intercompany Loan, please refer to Table 1.

Note 4: Turnkey transaction.

Note 5: Amount was eliminated based on the reviewed financial statements.

TABLE 8

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NAMES, LOCATION, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount				Balance as of September 30, 2016
Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2016		December 31, 2015		Shares	Percentage of Ownership	Carrying Value		Net Income (Losses) of the Investee		Share of Profits/Losses of Investee (Note 1)	Note
The Company	A.S.E. Holding Limited	Bermuda	Investment activities	US$	283,966 thousand	US$	283,966 thousand	243,966	100		$14,699,286		$161,771	$147,416	Subsidiary
	J & R Holding Limited	Bermuda	Investment activities	US$	479,693 thousand	US$	479,693 thousand	435,128	100		48,364,435		2,649,260	2,443,483	Subsidiary
	ASE Marketing & Service Japan Co., Ltd.	Japan	Engaged in marketing and sales services	JPY	60,000 thousand	JPY	60,000 thousand	1,200	100		34,002		2,003	2,003	Subsidiary
	Omniquest Industrial Limited	British Virgin Islands	Investment activities	US$	250,504 thousand	US$	250,504 thousand	250,504,067	71		11,106,064		862,856	600,376	Subsidiary
	Innosource Limited	British Virgin Islands	Investment activities	US$	86,000 thousand	US$	86,000 thousand	86,000,000	100		3,945,550		180,482	177,807	Subsidiary
	HCK	Taiwan	Engaged in the leasing of real estate properties		$390,470		$390,470	35,497,273	27		324,959		(27,409)	(7,485)	Associate
	HC	Taiwan	Engaged in the development, construction and leasing of real estate properties		2,845,913		2,845,913	68,629,782	26		1,269,613		102,119	38,907	Associate
	Universal Scientific Industrial Co., Ltd.	Taiwan	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories		-		520,490	-	-		-		(34,564)	55,288	Subsidiary
	ASE Test, Inc.	Taiwan	Engaged in the testing of semiconductors		20,698,867		20,698,867	1,131,452,502	100		28,539,072		2,123,994	2,106,459	Subsidiary
	USI Inc.	Taiwan	Investment activities		20,836,477		20,836,477	1,112,236,706	99		42,418,825		1,819,882	1,706,918	Subsidiary
	Luchu Development Corporation	Taiwan	Engaged in the development of real estate properties		1,366,238		1,366,238	131,961,457	67		1,334,886		(9,540)	(6,402)	Subsidiary
	ASEEE	Taiwan	Engaged in the production of embedded substrate		765,000		618,097	76,500,000	51		703,684		(112,264)	(57,252)	Associate
	SPIL	Taiwan	Engaged in assembly, testing and turnkey services of integrated circuits		48,790,498		35,055,000	1,037,300,000	33		45,613,346		7,104,261	1,175,356	Associate
	Deca Technologies Inc.	Cayman	Holding company and the group engaged in manufacturing, development and marketing of wafer level packaging and interconnect technology	US$	59,882		-	98,489,803	22.07		1,892,542		(267,219)	(13,711)	Associate
	AMPI	Taiwan	Engaged in integrated circuit		178,861		178,861	33,308,452	17		11,453		(189,588)	(34,581)	Associate
ASE Test, Inc.	Alto Enterprises Limited	British Virgin Islands	Investment activities	US$	188,000 thousand	US$	188,000 thousand	188,000,000	100		4,240,162		70,401	(Note 2)	Subsidiary
	Super Zone Holdings Limited	Hong Kong	Investment activities	US$	100,000 thousand	US$	100,000 thousand	100,000,000	100		3,129,882		35,196	(Note 2)	Subsidiary
	Luchu Development Corporation	Taiwan	Engaged in the development of real estate properties		$372,504		$372,504	37,250,448	19		376,736		(9,540)	(Note 2)	Subsidiary
	TLJ Intertech Inc.	Taiwan	Engaged in information software services		89,998		-	2,119,080	60		89,624		(3,771)	(Note 2)	Subsidiary
A.S.E. Holding Limited	ASE Test Limited	Singapore	Investment activities	US$	84,889 thousand	US$	84,889 thousand	11,148,000	10	US$	107,774 thousand	US$	42,602 thousand	(Note 2)	Subsidiary
	ASE Investment (Labuan) Inc.	Malaysia	Investment activities	US$	168,643 thousand	US$	168,643 thousand	168,642,842	70	US$	343,234 thousand	US$	970 thousand	(Note 2)	Subsidiary
J & R Holding Limited	ASE Test Limited	Singapore	Investment activities	US$	964,524 thousand	US$	964,524 thousand	98,276,087	90	US$	1,072,382 thousand	US$	42,602 thousand	(Note 2)	Subsidiary
	Omniquest Industrial Limited	British Virgin Islands	Investment activities	US$	30,200 thousand	US$	30,200 thousand	30,200,000	8	US$	43,817 thousand	US$	26,427 thousand	(Note 2)	Subsidiary
	J&R Industrial Inc.	Taiwan	Engaged in leasing equipment and investing activity	US$	51,344 thousand	US$	51,344 thousand	170,000,006	100	US$	31,885 thousand	US$	68 thousand	(Note 2)	Subsidiary
	ASE Japan Co., Ltd.	Japan	Engaged in the packaging and testing of semiconductors	US$	25,606 thousand	US$	25,606 thousand	7,200	100	US$	86,492 thousand	US$	1,972 thousand	(Note 2)	Subsidiary
	ASE (U.S.) Inc.	U.S.A	After-sales service and sales support	US$	4,600 thousand	US$	4,600 thousand	1,000	100	US$	12,693 thousand	US$	673 thousand	(Note 2)	Subsidiary
	Global Advanced Packaging Technology Limited, Cayman Islands	British Cayman Islands	Investment activities	US$	190,000 thousand	US$	190,000 thousand	190,000,000	100	US$	353,014 thousand	US$	34,313 thousand	(Note 2)	Subsidiary
	Anstock Limited	British Cayman Islands	Investment activities	US$	10 thousand	US$	10 thousand	10,000	100	US$	345 thousand	( US$	243 thousand )	(Note 2)	Subsidiary
	Anstock II Limited	British Cayman Islands	Investment activities	US$	10 thousand	US$	10 thousand	10,000	100	US$	189 thousand	US$	155 thousand	(Note 2)	Subsidiary
ASE Investment (Labuan) Inc.	ASE (Korea) Inc.	Korea	Engaged in the packaging and testing of semiconductors	US$	160,000 thousand	US$	160,000 thousand	20,741,363	100	US$	490,377 thousand	US$	831 thousand	(Note 2)	Subsidiary
ASE Test Limited	ASE Holdings (Singapore) Pte Ltd	Singapore	Investment activities	US$	65,520 thousand	US$	65,520 thousand	71,428,902	100	US$	146,168 thousand	US$	12,047 thousand	(Note 2)	Subsidiary
	ASE Test Holdings, Ltd.	British Cayman Islands	Investment activities	US$	222,399 thousand	US$	222,399 thousand	5	100	US$	100,347 thousand	US$	853 thousand	(Note 2)	Subsidiary
	ASE Investment (Labuan) Inc.	Malaysia	Investment activities	US$	72,304 thousand	US$	72,304 thousand	72,304,040	30	US$	147,100 thousand	US$	970 thousand	(Note 2)	Subsidiary
	ASE Singapore Pte. Ltd.	Singapore	Engaged in the packaging and testing of semiconductors	US$	55,815 thousand	US$	55,815 thousand	30,100,000	100	US$	157,950 thousand	US$	24,368 thousand	(Note 2)	Subsidiary
ASE Test Holdings, Ltd.	ISE Labs, Inc.	U.S.A	Engaged in the testing of semiconductors	US$	221,145 thousand	US$	221,145 thousand	26,250,000	100	US$	100,346 thousand	US$	853 thousand	(Note 2)	Subsidiary

(Continued)

				Original Investment Amount				Balance as of September 30, 2016
Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2016		December 31, 2015		Shares	Percentage of Ownership	Carrying Value		Net Income (Losses) of the Investee		Share of Profits/Losses of Investee (Note 1)	Note
ASE Holdings (Singapore) Pte Ltd	ASE Electronics (M) Sdn. Bhd.	Malaysia	Engaged in the packaging and testing of semiconductors	US$	60,000 thousand	US$	60,000 thousand	159,715,000	100	US$	146,168 thousand	US$	12,047 thousand	(Note 2)	Subsidiary
Omniquest Industrial Limited	ASE Corporation	British Cayman Islands	Investment activities	US$	352,784 thousand	US$	352,784 thousand	352,784,067	100	US$	515,094 thousand	US$	26,517 thousand	(Note 2)	Subsidiary
ASE Corporation	ASE Mauritius Inc.	Mauritius	Investment activities	US$	217,800 thousand	US$	217,800 thousand	217,800,000	100	US$	385,060 thousand	US$	19,623 thousand	(Note 2)	Subsidiary
	ASE Labuan Inc.	Malaysia	Investment activities	US$	126,184 thousand	US$	126,184 thousand	126,184,067	100	US$	129,983 thousand	US$	6,952 thousand	(Note 2)	Subsidiary
ASE Labuan Inc.	ASE Electronics Inc.	Taiwan	Engaged in the production of substrates	US$	125,813 thousand	US$	125,813 thousand	398,981,900	100	US$	129,416 thousand	US$	6,960 thousand	(Note 2)	Subsidiary
Innosource Limited	Omniquest Industrial Limited	British Virgin Islands	Investment activities	US$	74,000 thousand	US$	74,000 thousand	74,000,000	21	US$	107,407 thousand	US$	26,427 thousand	(Note 2)	Subsidiary
ASE (Shanghai) Inc.	Advanced Semiconductor Engineering (HK) Limited	Hong Kong	Engaged in the trading of substrates	US$	1,000 thousand	US$	1,000 thousand	-	100	US$	8,810 thousand	( US$	134 thousand)	(Note 2)	Subsidiary
USI Inc.	Huntington Holdings International Co. Ltd.	British Virgin Islands	Holding company		$8,370,606		$8,370,606	255,856,840	100		$43,453,577		$1,920,067	(Note 2)	Subsidiary
Huntington Holdings International Co. Ltd.	Unitech Holdings International Co. Ltd.	British Virgin Islands	Holding company	US$	3,000 thousand	US$	3,000 thousand	3,000,000	100	US$	7,926 thousand	US$	115 thousand	(Note 2)	Subsidiary
	Real Tech Holdings Limited	British Virgin Islands	Holding company	US$	149,151 thousand	US$	149,151 thousand	149,151,000	100	US$	1,319,977 thousand	US$	62,362 thousand	(Note 2)	Subsidiary
	Universal ABIT Holding Co., Ltd.	British Cayman Islands	Holding company	US$	28,125 thousand	US$	28,125 thousand	90,000,000	100	US$	13 thousand	US$	- thousand	(Note 2)	Subsidiary
	Rising Capital Investment Limited	British Virgin Islands	Holding company	US$	6,000 thousand	US$	6,000 thousand	6,000,000	100	US$	1,140 thousand	US$	4 thousand	(Note 2)	Subsidiary
	Rise Accord Limited	British Virgin Islands	Holding company	US$	2,000 thousand	US$	2,000 thousand	20,000	100	US$	150 thousand	US$	- thousand	(Note 2)	Subsidiary
Real Tech Holdings Limited	USI Enterprise Limited	Hong Kong	Engaged in the services of investment advisory and warehousing management	US$	210,900 thousand	US$	210,900 thousand	210,900,000	99.59	US$	1,247,995 thousand	US$	63,130 thousand	(Note 2)	Subsidiary
Universal Scientific Industrial(Shanghai) Co., Ltd.	Universal Global Technology Co., Limited	Hong Kong	Holding company	CNY	324,185 thousand	CNY	324,185 thousand	390,000,000	100	CNY	1,736,583 thousand	CNY	225,761 thousand	(Note 2)	Subsidiary
Universal Global Technology Co., Limited	Universal Global Industrial Co., Limited	Hong Kong	Engaged in manufacturing, trading and investing activity	US$	11,000 thousand	US$	11,000 thousand	85,800,000	100	US$	19,916 thousand	US$	1,283 thousand	(Note 2)	Subsidiary
	Universal Global Scientific Industrial Co., Ltd.	Taiwan	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	US$	62,235 thousand	US$	30,400 thousand	198,000,000	100	US$	130,444 thousand	US$	4,616 thousand	(Note 2)	Subsidiary
	USI Japan Co., Ltd	Japan	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	US$	885 thousand	US$	885 thousand	6,400	100	US$	893 thousand	( US$	2 thousand)	(Note 2)	Subsidiary
	Universal Scientific Industrial De Mexico S.A. De C.V.	Mexico	Engaged in the assembling of motherboards and computer components	US$	23,963 thousand	US$	23,963 thousand	281,085,325	100	US$	46,823 thousand	US$	5,093 thousand	(Note 2)	Subsidiary
	USI America Inc.	U.S.A	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	US$	9,500 thousand	US$	9,500 thousand	250,000	100	US$	5,518 thousand	US$	153 thousand	(Note 2)	Subsidiary
Universal Global Industrial Co., Limited	Universal Scientific Industrial De Mexico S.A. De C.V.	Mexico	Engaged in the assembling of motherboards and computer components	US$	- thousand	US$	- thousand	1	-	US$	- thousand	US$	5,093 thousand	(Note 2)	Subsidiary
Universal Global Scientific Industrial Co., Ltd.	Universal Scientific Industrial Co., Ltd.	Taiwan	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories		$792,064		$-	39,603,222	99		$1,130,788		$209,046	(Note 2)	Subsidiary

(Concluded)

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transaction.

Note 2:	The share of profits/losses of investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 9

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Business Activities	Paid-in Capital	Investment Method	Accumulated amount of remittance from Taiwan to Mainland China as of January 1, 2016	Amount remitted from Taiwan to Mainland China/Amount remitted back to Taiwan for the three months ended September 30, 2016		Accumulated amount of remittance from Taiwan to Mainland China as of September 30, 2016	Net income of investee for the nine months ended September 30, 2016	Ownership held by the Company (direct or indirect)	Investment income (loss) recognised by the Company for the nine months ended September 30, 2016	Book value of investments in Mainland China as of September 30, 2016	Accumulated amount of investment income remitted back to Taiwan as of September 30, 2016
					Remitted to Mainland China	Remitted back to Taiwan
ASE (Shanghai) Inc.	Engaged in the production of substrates	$ 4,236,563 ( US$ 133,812 thousand )	Note 1 (1)	$ 4,398,576 ( US$ 137,800 thousand )	$ -	$ -	$ 4,398,576 ( US$ 137,800 thousand)	$ 612,094 ( US$ 18,697 thousand ) (Note 5 )	100	$ 612,094 ( US$ 18,697 thousand) (Note 5 )	$ 10,223,905 ( US$ 326,017 thousand )	None
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	8,350,204 ( US$ 268,000 thousand )	Note 1 (2)	8,350,204 ( US$ 268,000 thousand ) (Note 10 )	-	-	8,350,204 ( US$ 268,000 thousand)	100,451 ( US$ 3,131 thousand ) (Note 4 )	100	100,451 ( US$ 3,131 thousand ) (Note 4 )	6,046,827 ( US$ 192,820 thousand )	None
ASE Module (Shanghai) Inc.	Engage in the production and sale of electronic components and printed circuit boards	383,640 ( US$ 12,000 thousand )	Note 1 (3)	383,640 ( US$ 12,000 thousand )	-	-	383,640 ( US$ 12,000 thousand)	1,277 ( US$ 39 thousand ) (Note 5 )	100	1,277 ( US$ 39 thousand) (Note 5 )	573,822 ( US$ 18,298 thousand )	None
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	6,501,336 ( US$ 203,580 thousand )	Note 1 (4)	5,792,530 ( US$ 180,000 thousand )	-	-	5,792,530 ( US$ 180,000 thousand)	1,123,630 ( US$ 34,498 thousand ) (Note 4 )	100	1,123,630 ( US$ 34,498 thousand ) (Note 4 )	11,181,017 ( US$ 356,538 thousand )	None
Suzhou ASEN Semiconductors Co., Ltd.	Engaged in the packaging and testing of semiconductors	1,568,467 ( US$ 48,672 thousand )	Note 1 (5)	711,180 ( US$ 21,600 thousand )	-	-	711,180 ( US$ 21,600 thousand)	511,703 ( US$ 15,862 thousand ) (Note 5 )	60	307,022 ( US$ 9,517 thousand ) (Note 5 )	2,455,555 ( US$ 78,302 thousand )	None
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	4,507,081 ( US$ 152,200 thousand )	Note 1 (6)	1,295,307 ( US$ 40,000 thousand )	-	-	1,295,307 ( US$ 40,000 thousand)	(45,817) ( US$ -1,355 thousand ) (Note 5 )	100	(45,817) ( US$ -1,355 thousand ) (Note 5 )	1,561,395 ( US$ 49,789 thousand )	None
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	16,345,070 ( CNY 3,600,000 thousand )	Note 2	- (Note 2 )	-	-	- (註2)	787,860 ( CNY 155,446 thousand ) (Note 5 )	100	703,378 ( CNY 138,703 thousand ) (Note 5 )	19,110,189 ( CNY 4,069,325 thousand )	None
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	6,908,089 ( CNY 1,548,000 thousand )	Note 2	- (Note 2 )	-	-	- (註2)	(24,794) ( CNY -5,034 thousand ) (Note 5 )	100	(24,794) ( CNY -5,034 thousand ) (Note 5 )	7,176,041 ( CNY 1,528,067 thousand )	None
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	4,936,538 ( CNY 1,100,000 thousand )	Note 2	- (Note 2 )	-	-	- (註2)	(17,761) ( CNY -3,611 thousand ) (Note 5 )	100	(17,761) ( CNY -3,611 thousand ) (Note 5 )	5,156,505 ( CNY 1,098,026 thousand )	None
Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	3,139,662 ( CNY 670,000 thousand )	Note 2	- (Note 2 )	-	-	- (註2)	(8,520) ( CNY -1,744 thousand ) (Note 5 )	100	(8,520) ( CNY -1,744 thousand ) (Note 5 )	3,132,706 ( CNY 667,079 thousand )	None
Kun Shan Ding Yue Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	1,546,415 ( CNY 330,000 thousand )	Note 2	- (Note 2 )	-	-	- (註2)	(115) ( CNY -23 thousand ) (Note 5 )	100	(115) ( CNY -23 thousand ) (Note 5 )	1,548,369 ( CNY 329,710 thousand )	None
Advanced Semiconductor Engineering (China) Ltd.	Engage in the packaging and testing of semiconductors	3,149,000 ( US$ 100,000 thousand )	Note 1 (7)	3,149,000 ( US$ 100,000 thousand )	-	-	3,149,000 ( US$ 100,000 thousand)	35,196 ( US$ 1,097 thousand ) (Note 4 )	100	35,196 ( US$ 1,097 thousand ) (Note 4 )	3,129,762 ( US$ 99,801 thousand )	None
ASE Investment (Kun Shan) Limited	Holding company	3,717,318 ( US$ 122,000 thousand )	Note 1 (8)	3,717,318 ( US$ 122,000 thousand ) (Note 10 )	-	-	3,717,318 ( US$ 122,000 thousand)	45,660 ( US$ 1,423 thousand ) (Note 4 )	100	45,660 ( US$ 1,423 thousand ) (Note 4 )	2,750,829 ( US$ 87,718 thousand )	None

(Continued)

Investee Company	Main Business Activities	Paid-in Capital	Investment Method	Accumulated amount of remittance from Taiwan to Mainland China as of January 1, 2016	Amount remitted from Taiwan to Mainland China/Amount remitted back to Taiwan for the three months ended September 30, 2016		Accumulated amount of remittance from Taiwan to Mainland China as of September 30, 2016	Net income of investee for the nine months ended September 30, 2016	Ownership held by the Company (direct or indirect)	Investment income (loss) recognized by the Company for the nine months ended September 30, 2016	Book value of investments in Mainland China as of September 30, 2016	Accumulated amount of investment income remitted back to Taiwan as of September 30, 2016
					Remitted to Mainland China	Remitted back to Taiwan
Wuxi Tongzhi Microelectronics Co., Ltd.	Engage in the packaging and testing of semiconductors	$ 356,682 ( CNY 73,461 thousand)	(Note 2)	$ - (Note 2)	$ -	$ -	$ - (Note 2)	$ 17,214 ( CNY 3,485 thousand ) (Note 4 )	100	$ 17,214 ( CNY 3,485 thousand ) (Note 4 )	$ 439,040 ( CNY 93,489 thousand)	None
ASE Trading (Shanghai) Ltd.	Engaged in trading activity	2,566 ( CNY 500 thousand)	(Note 2)	- (Note 2)	-	-	- (Note 2)	(32) ( CNY -6 thousand) (Note 4 )	100	(32) ( CNY -6 thousand ) (Note 4 )	2,087 ( CNY 444 thousand )	None
Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	5,078 ( CNY 1,000 thousand)	(Note 2)	- (Note 2)	-	-	- (Note 2)	(5,832) ( CNY -1,188 thousand) (Note 5 )	100	(5,832) ( CNY -1,188 thousand ) (Note 5 )	(4,070) ( CNY -867 thousand )	None
Shanghai Ding Fan Department Store Co., Ltd.	Engaged in selling General merchandise	7,199 ( CNY 1,500 thousand)	(Note 2)	- (Note 2)	-	-	- (Note 2)	(27) ( CNY -6 thousand) (Note 5 )	100	(27) ( CNY -6 thousand ) (Note 5 )	7,018 ( CNY -1,494 thousand )	None
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	2,270,625 ( US$ 75,000 thousand)	(Note 1) (9)	1,180,746	-	-	1,180,746	1,719,713 ( CNY 348,748 thousand ) (Note 6 )	77	1,324,978 ( US$ 40,872 thousand ) (Note 6 )	7,259,997 ( US$ 231,505 thousand )	$ 1,196,256 ( US$ 41,243 thousand)
Universal Scientific Industrial (Shanghai) Co., Ltd.	Engaged in the designing, manufacturing and sale of electronic components	10,649,110 ( CNY 2,175,924 thousand)	(Note 1) (9)	1,668,233	-	-	1,668,233	2,620,336 ( US$ 80,831 thousand ) (Note 6 )	77	2,024,342 ( US$ 62,445 thousand ) (Note 6 )	26,307,638 ( US$ 838,892 thousand )	None
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	383,201 ( US$ 12,000 thousand)	(Note 1) (9)	383,201	-	-	383,201	5,958 ( US$ 184 thousand) (Note 6 )	99	5,908 ( US$ 182 thousand ) (Note 6 )	327,092 ( US$ 10,430 thousand )	None
e-Cloud Corporation	Engaged in the sale of electronic components and telecommunications equipment	147,450 ( US$ 5,000 thousand)	(Note 1) (10)	147,450	-	-	147,450	-	-	-	- (Note 11)	None
Siargo(SH), Ltd.	Engaged in manufacturing and sale of MEMS mass flow sensors	227,063 ( US$ 7,500 thousand)	(Note 3)	3,035	-	-	3,035	-	-	-	-	None
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	1,202,223 ( CNY 250,000 thousand)	(Note 2)	- (Note 2)	-	-	- (Note 2)	512,436 ( CNY 103,919 thousand ) (Note 6 )	77	389,771 ( CNY 79,062 thousand ) (Note 6 )	2,041,426 ( CNY 434,701 thousand )	None
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	6,652,140 ( CNY 1,330,000 thousand)	(Note 2)	- (Note 2)	-	-	- (Note 2)	(503,580) ( CNY -102,123 thousand ) (Note 6 )	77	(388,143) ( CNY -78,731 thousand ) (Note 6 )	2,279,437 ( CNY 485,384 thousand )	None
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment	240,850 ( CNY 50,000 thousand)	(Note 2)	- (Note 2)	-	-	- (Note 2)	4,691 ( CNY 951 thousand ) (Note 6 )	77	3,616 ( CNY 733 thousand ) (Note 6 )	194,450 ( CNY 41,406 thousand )	None

(Continued)

Note 1:	Investments through a holding company registered in a third region. The holding companies are as follow:

(1)	ASE Mauritius Inc., ASE Corporation,Omniquest Industrial Limited, Innosource Limited and J&R Holding Limited.

(2)	ASE Mauritius Inc., Alto Enterprises Limited, Innosource Limited, ASE Corporation, Omniquest Industrial Limited and J&R Holding Limited.

(3)	Innosource Limited.

(4)	Global Advanced Packaging Technology Limited, Cayman Islands and J&R Holding Limited.

(5)	J&R Holding Limited.

(6)	ASE (Korea) Inc., ASE Test Limited, ASE Investment (Labuan) Inc., ASE Holding Ltd. and J&R Holding Limited.

(7)	Super Zone Holdings Limited.

(8)	Alto Enterprises Limited.

(9)	Real Tech Holdings Limited and Huntington Holdings International Co. Ltd..

(10)	Rise Capital Investment Limited and Huntington Holdings International Co. Ltd..

Note 2:	Invested by companies in Mainland China.

Note 3:	The company was invested by Asia Global Venture Co. Ltd which is invested by UHI as available-for-sale. Asia Global Venture Co. Ltd disposed all of the company's shares in October, 2013, therefore as of September 30, 2016 UHI does not invest to any company in Mainland China.

Note 4:	The basis for investment income (loss) recognition is from the financial statements reviewed and attested by R.O.C. parent company’s CPA

Note 5:	The basis for investment income (loss) recognition is from the financial statements reviewed and attested by international accounting firm which has cooperative relationship with accounting firm in R.O.C.

Note 6:	The basis for investment income (loss) recognition is from the financial statements reviewed and attested by other CPA in the same accounting firm with R.O.C. parent company’s CPA.

Note 7:	Pursuant to the Jing-Shen-Zi Letter No. 09704604680 of the Ministry of Economic Affairs, R.O.C amended 'Guidelines Governing the Review of Investment or Technical Cooperation in the Mainland Area' dated on August 29, 2008, as the Company has obtained the certificate of being qualified for operating headquarters, issued by the Industrial Development Bureau, MOEA, the ceiling amount of the investment in Mainland China is not applicable to the Company.

Note 8:	The upper limit on investment of ASE Test, Inc. is calculated as follow: $28,856,075× 60% = 17,313,645

Note 9:	US$80,000 thousand was directly remitted by the subsidiary, ASE (Korea), and US$25,000 thousand was by means of Debt for Equity Swap. Therefore, there is US$105,000 thousand difference between MOEA approved investment amount and accumulated outflow of investment from Taiwan.

Note 10:	It was the same fund that ASE Test, Inc. indirectly invested to ASE Investment (KS) through another company in 3rd area and then invested to ASEKS.

Note 11:	e-Cloud Corporation was liquidated in December 2013.

(Concluded)

TABLE 10

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Continued)

No	Company Name	Related Party	Name of Relationships	Intercompany Transactions
				Financial Statement Account	Amount (Note)	Terms	Percentage of Consolidated Net Revenue or Total Asset
7	J & R Holding Limited

Global Advanced Packaging

Technology Limited, Cayman

Islands

ASE Labuan Inc.

Anstock Limited

ISE Labs, Inc.

Anstock II Limited

ASE Japan Co., Ltd.

ASE Assembly & Test (Shanghai) Limited

ASE WeisHai Inc.

USI Enterprise Limited

ASE Investment (Labuan) Inc.

ASE Corporation

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

				Other receivables Other receivables Other receivables Other liabilities Other payables Other payables Other receivables Other receivables Other payables Other receivables Other receivables	$ 547,142 628,693 2,045,406 1,442,959 9,372,235 2,643,536 539,545 535,270 3,140,827 1,255,839 2,984,121		- - 1 - 3 1 - - 1 - 1

8	Anstock II Limited	J&R Holding Limited	Subsidiary to subsidiary	Interest income	179,524		-

9	ASE WeiHai Inc.	ASE (Korea) Inc.	Subsidiary to subsidiary	Other payables	2,354,360		1

10	ASE Electronics Inc.	J&R Industrial Inc. Universal Scientific Industrial (Shanghai) Co., Ltd. ASE Electronics (M) Sdn. Bhd.	Subsidiary to subsidiary Subsidiary to subsidiary Subsidiary to subsidiary	Other payables Operating revenues Operating revenues	190,000 140,611 338,177		- - -

11	ASE Test, Inc.	ASE Investment (Labuan) Inc. Omniquest Industrial Limited	Subsidiary to subsidiary Subsidiary to subsidiary	Other receivables Other receivables	1,100,000 250,000		- -

12	ASE Assembly & Test (Shanghai) Limited	Anstock Limited ASE Electronics Inc.	Subsidiary to subsidiary Subsidiary to subsidiary Subsidiary to subsidiary Subsidiary to subsidiary	Other payables Other liabilities Interest expense Operating costs	680,467 1,352,493 105,612 163,303		- - - -

13	USI Inc.	USI Enterprise Limited	Subsidiary to subsidiary	Other payables	2,132,480		1

14	Universal Scientific Industrial (Shanghai) Co., Ltd.

Universal Global Technology Co.,

Limited

Universal Global Technology

(Shanghai) Co., Ltd.

Universal Global Industrial Co., Limited

Universal Global Technology

(Kunshan) Co., Ltd.

USI Electronics (Shenzhen) Co., Ltd

			Subsidiary to subsidiary Subsidiary to subsidiary Subsidiary to subsidiary Subsidiary to subsidiary Subsidiary to subsidiary Subsidiary to subsidiary	Operating costs Trade payables Other receivables Operating revenues Operating revenues Operating revenues	3,120,702 713,309 2,757,365 216,181 112,830 133,485		2 - 1 - - -

15	Universal Global Industrial Co., Limited	USI Electronics (Shenzhen) Co., Ltd. Universal Global Scientific Industrial Co., Ltd. Universal Global Technology (Kushan) Co., Ltd.

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

Subsidiary to subsidiary

				Operating revenues Operating costs Trade receivables Trade payables Operating revenues Trade receivables Operating revenues Operating costs Trade payables	2,212,281 9,472,631 607,885 2,804,511 11,482,615 3,564,648 189,813 4,367,045 1,389,297		1 5 - 1 6 1 - 2 -
16	Universal Global Technology Co., Limited	Universal Global Technology (Kunshan) Co., Ltd.	Subsidiary to subsidiary Subsidiary to subsidiary	Operating revenues Trade receivables	2,506,039 963,952		1 -

(Continued)

No	Company Name	Related Party	Name of Relationships	Intercompany Transactions
				Financial Statement Account	Amount (Note)	Terms	Percentage of Consolidated Net Revenue or Total Asset
17	Universal Global Scientific Industrial Co., Ltd.	USI Electronics (Shenzhen) Co., Ltd Universal Scientific Industrial (Shanghai) Co., Ltd. Universal Scientific Industrial Co., Ltd.	Subsidiary to subsidiary Subsidiary to subsidiary Subsidiary to subsidiary Subsidiary to subsidiary	Operating revenues Operating evenues Operating revenues Trade receivables	$ 155,660 201,454 497,145 217,476		- - - -

18	USI Electronics (Shenzhen) Co., Ltd	Universal Global Technology (Shanghai) Co., Ltd.	Subsidiary to subsidiary	Trade receivables	516,577		-

19	Universal Global Technology (Kunshan) Co., Ltd.	Universal Global Technology (Shanghai) Co., Ltd.	Subsidiary to subsidiary	Other receivables	234,922		-

Note: Amount was eliminated based on the reviewed financial statements. (Concluded)

Appendix 5

Advanced Semiconductor Engineering, Inc.

2014 Individual Financial Statements and Auditor Report

Advanced Semiconductor Engineering, Inc.

Parent Company Only Financial Statements for the

Years Ended December 31, 2014 and 2013 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) as of December 31, 2014 and 2013, and the related statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of operations and cash flows for the years ended December 31, 2014 and 2013, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers.

The statements of major accounting items listed in the parent company only financial statements of the Company as of and for the year ended December 31, 2014 are presented for the purpose of additional analysis.   Such statements have been subjected to the auditing procedures applied in our audits of the financial statements mentioned above. In our opinion, such statements are consistent in all material respects in relation to the financial statements as a whole.

February 26, 2015

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	December 31, 2014		December 31, 2013			December 31, 2014		December 31, 2013
ASSETS	NT$	%	NT$	%	LIABILITIES AND STOCKHOLDERS’ EQUITY	NT$	%	NT$	%

CURRENT ASSETS					CURRENT LIABILITIES
Cash (Note 6)	$11,254,517	4	$14,959,268	7	Short-term borrowings (Note 14)	$11,636,241	4	$11,721,924	5
Financial assets at fair value through profit or loss -					Financial liabilities at fair value through profit or
current (Notes 4, 5 and 7)	1,990,183	1	302,273	—	loss - current (Notes 4, 5 and 7)	2,540,418	1	1,793,652	1
Available-for-sale financial assets - current (Notes 4, 5 and 8)	400,007	—	2,312,147	1	Trade payables	6,965,763	3	6,239,588	3
Trade receivables, net (Notes 4 and 9)	16,473,504	6	12,061,441	6	Trade payables to related parties (Note 27)	1,223,750	—	1,074,901	1
Trade receivables from related parties (Note 27)	5,082,423	2	2,418,651	1	Other payables (Notes 16 and 17)	12,352,075	5	7,941,207	4
Other receivables (Note 4)	1,414,007	1	962,907	—	Other payables to related parties (Note 27)	30,653,624	12	18,107,805	8
Other receivables from related parties (Note 27)	36,699	—	46,202	—	Current tax liabilities (Note 4)	1,617,605	1	803,419	—
Inventories (Notes 4, 5 and 10)	4,323,668	2	3,642,616	2	Current portion of long-term borrowings (Notes 14 and 28)	1,085,143	—	1,028,571	—
Other current assets	508,010	—	303,545	—	Other current liabilities	493,126	—	448,069	—

Total current assets	41,483,018	16	37,009,050	17	Total current liabilities	68,567,745	26	49,159,136	22

NON - CURRENT ASSETS					NON-CURRENT LIABILITIES
Available-for-sale financial assets - non-current (Notes 4, 5 and					Bonds payable (Notes 4 and 15)	19,270,613	8	18,152,195	8
8)	542,147	—	592,557	—	Long-term borrowings (Notes 14 and 28)	18,355,554	7	25,787,145	12
Investments accounted for using the equity method (Notes 4					Deferred tax liabilities (Notes 4 and 20)	2,897,155	1	1,892,418	1
and 11)	139,054,506	53	118,011,718	53	Long-term payables (Note 16)	—	—	894,150	—
Property, plant and equipment (Notes 4, 5, 12, 19, 23, 27 and					Accrued pension liabilities (Notes 4, 5 and 17)	2,419,189	1	2,488,363	1
29)	77,640,995	30	63,122,172	29	Other non-current liabilities	1,517	—	19,783	—
Goodwill (Notes 4 and 5)	958,620	—	958,620	—
Other intangible assets (Notes 4, 5, 13 and 19)	486,192	—	393,759	—	Total non-current liabilities	42,944,028	17	49,234,054	22
Deferred tax assets (Notes 4, 5 and 20)	1,020,403	1	1,019,230	1
Other financial assets - non-current (Note 26)	215,784	—	214,803	—	Total liabilities	111,511,773	43	98,393,190	44
Long-term prepayments for lease	195,879	—	19,141	—
Other non-current assets	131,181	—	72,761	—	EQUITY (Notes 4 and 18)
					Share capital
Total non-current assets	220,245,707	84	184,404,761	83	Ordinary shares	78,525,378	30	77,560,040	35
					Capital received in advance	189,801	—	620,218	—
					Total share capital	78,715,179	30	78,180,258	35
					Capital surplus	15,995,671	6	7,908,870	4
					Retained earnings
					Legal reserve	10,289,878	4	8,720,971	4
					Special reserve	3,353,938	1	3,663,930	2
					Unappropriated earnings	38,753,462	15	26,608,253	12
					Total retained earnings	52,397,278	20	38,993,154	18
					Other equity	5,067,931	2	(102,554)	—
					Treasury shares	(1,959,107)	(1)	(1,959,107)	(1)

					Total equity	150,216,952	57	123,020,621	56

TOTAL	$261,728,725	100	$221,413,811	100	TOTAL	$261,728,725	100	$221,413,811	100

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Years Ended December 31
	2014		2013
	NT$	%	NT$	%

OPERATING REVENUE (Note 4)	$96,678,100	100	$82,329,117	100

OPERATING COSTS (Notes 10, 17 and 19)	67,316,934	70	60,064,369	73

GROSS PROFIT	29,361,166	30	22,264,748	27

OPERATING EXPENSES (Notes 17 and 19)
Selling and marketing expenses	1,110,116	1	903,186	1
General and administrative expenses	4,522,027	5	3,561,931	4
Research and development expenses	5,472,965	5	4,862,834	6

Total operating expenses	11,105,108	11	9,327,951	11

PROFIT FROM OPERATIONS	18,256,058	19	12,936,797	16

NON-OPERATING INCOME AND EXPENSES
Other income (Note 19)	114,369	—	116,525	—
Other gains and losses (Note 19)	8,043	—	(403,734)	(1)
Finance costs (Note 19)	(1,001,974)	(1)	(817,169)	(1)
Share of the profit of subsidiaries and associates (Note 4)	8,736,876	9	5,562,724	7

Total non-operating income and expenses	7,857,314	8	4,458,346	5

PROFIT BEFORE INCOME TAX	26,113,372	27	17,395,143	21

INCOME TAX EXPENSE (Notes 4 and 20)	2,520,705	2	1,706,069	2

PROFIT FOR THE YEAR	23,592,667	25	15,689,074	19

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain on available-for-sale financial assets	2,376	—	42,254	—
Cash flow hedges	—	—	4,524	—
Share of other comprehensive income of subsidiaries and associates	5,149,012	5	2,855,480	4
Remeasurement of defined benefit obligation (Note 17)	(16,194)	—	251,036	—
Income tax relating to the components of other comprehensive income or loss	2,753	—	(43,445)	—

Other comprehensive income for the year, net of income tax	5,137,947	5	3,109,849	4

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$28,730,614	30	$18,798,923	23

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Years Ended December 31
	2014		2013
	NT$	%	NT$	%

EARNINGS PER SHARE (Note 21)
Basic	$3.07		$2.09
Diluted	$2.95		$2.03

(Concluded)

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

								Other Equity
								Exchange	Unrealized
								Differences on	Gain on
	Share Capital			Retained Earnings				Translating	Available-for-
	Shares		Capital		Special	Unappropriated		Foreign	sale Financial	Cash Flow			Total
	(In thousands)	Amount	Surplus	Legal Reserve	Reserve	Earnings	Total	Operations	Assets	Hedges	Total	Treasury Shares	Equity

BALANCE AT JANUARY 1, 2013	7,602,292	$76,047,667	$5,262,129	$7,411,835	$—	$23,526,565	$30,938,400	$(3,210,248)	$355,254	$(3,755)	$(2,858,749)	$(1,959,107)	$107,430,340

Special reserve under Rule No.1010012865 issued by the Financial Supervisory Commission (Note 22)	—	—	—	—	3,353,938	(3,353,938)	—	—	—	—	—	—	—

Profit for the year ended December 31, 2013	—	—	—	—	—	15,689,074	15,689,074	—	—	—	—	—	15,689,074

Other comprehensive income for the year ended December 31, 2013, net of income tax	—	—	—	—	—	353,654	353,654	2,684,727	70,992	476	2,756,195	—	3,109,849

Total comprehensive income for the year ended December 31, 2013	—	—	—	—	—	16,042,728	16,042,728	2,684,727	70,992	476	2,756,195	—	18,798,923

Issue of ordinary shares for cash (Note 22)	130,000	1,300,000	2,093,000	—	—	—	—	—	—	—	—	—	3,393,000

Appropriation of 2012 earnings
Legal reserve	—	—	—	1,309,136	—	(1,309,136)	—	—	—	—	—	—	—
Special reserve	—	—	—	—	309,992	(309,992)	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	—	(7,987,974)	(7,987,974)	—	—	—	—	—	(7,987,974)

	—	—	—	1,309,136	309,992	(9,607,102)	(7,987,974)	—	—	—	—	—	(7,987,974)

Issue of dividends received by subsidiaries	—	—	153,097	—	—	—	—	—	—	—	—	—	153,097

Changes in capital surplus from investments in subsidiaries and associates accounted for using the equity method	—	—	1,457	—	—	—	—	—	—	—	—	—	1,457

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries (Note 11)	—	—	(330)	—	—	—	—	—	—	—	—	—	(330)

Issue of ordinary shares under employee share options	55,535	832,591	399,517	—	—	—	—	—	—	—	—	—	1,232,108

BALANCE AT DECEMBER 31, 2013	7,787,827	78,180,258	7,908,870	8,720,971	3,663,930	26,608,253	38,993,154	(525,521)	426,246	(3,279)	(102,554)	(1,959,107)	123,020,621

Profit for the year ended December 31, 2014	—	—	—	—	—	23,592,667	23,592,667	—	—	—	—	—	23,592,667

Other comprehensive income (loss) for the year ended December 31, 2014, net of income tax	—	—	—	—	—	(32,538)	(32,538)	5,066,674	100,532	3,279	5,170,485	—	5,137,947

Total comprehensive income for the year ended December 31, 2014	—	—	—	—	—	23,560,129	23,560,129	5,066,674	100,532	3,279	5,170,485	—	28,730,614

Appropriation of 2013 earnings
Legal reserve	—	—	—	1,568,907	—	(1,568,907)	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	—	(10,156,005)	(10,156,005)	—	—	—	—	—	(10,156,005)
Special reserve	—	—	—	—	(309,992)	309,992	—	—	—	—	—	—	—

	—	—	—	1,568,907	(309,992)	(11,414,920)	(10,156,005)	—	—	—	—	—	(10,156,005)

Issue of dividends received by subsidiaries	—	—	188,790	—	—	—	—	—	—	—	—	—	188,790

Changes in capital surplus from investments in subsidiaries and associates accounted for using the equity method	—	—	26,884	—	—	—	—	—	—	—	—	—	26,884

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries (Note 11)	—	—	6,871,062	—	—	—	—	—	—	—	—	—	6,871,062

Issue of ordinary shares under employee share options	73,898	534,921	1,000,065	—	—	—	—	—	—	—	—	—	1,534,986

BALANCE AT DECEMBER 31, 2014	7,861,725	$78,715,179	$15,995,671	$10,289,878	$3,353,938	$38,753,462	$52,397,278	$4,541,153	$526,778	$—	$5,067,931	$(1,959,107)	$150,216,952

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMAPNY ONLY STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	For the Years Ended December 31
	2014	2013
	NT$	NT$

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$26,113,372	$17,395,143
Adjustments for:
Depreciation expenses	12,667,954	10,778,678
Amortization expenses	109,809	114,366
Net gain on fair value change of financial assets and liabilities at fair value through profit or loss	(1,735,649)	(767,225)
Interest expenses	992,542	803,669
Compensation cost of employee share options	82,408	194,601
Share of profit of subsidiaries and associates	(8,736,876)	(5,562,724)
Impairment loss recognized on non-financial assets	335,797	223,186
Others	1,414,695	904,836
Changes in operating assets and liabilities
Financial assets held for trading	889,176	723,403
Trade receivables	(4,412,063)	(1,232,436)
Trade receivables from related parties	(2,663,772)	(2,366,534)
Other receivables	(419,790)	146,660
Other receivables from related parties	(2,856)	98,571
Inventories	(851,607)	(340,678)
Other current assets	(230,071)	131,286
Financial liabilities held for trading	(258,775)	(367,281)
Trade payables	726,175	(237,473)
Trade payables to related parties	148,849	(44,481)
Other payables	1,865,052	785,387
Other payables to related parties	312,412	(75,040)
Other current liabilities	52,772	26,840
Accrued pension liabilities	(85,368)	(97,329)
	26,314,186	21,235,425
Dividend received	87,030	67,044
Interest paid	(644,433)	(664,985)
Income tax paid	(706,640)	(616,206)

Net cash generated from operating activities	25,050,143	20,021,278

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	(25,266,850)	(3,072,500)
Proceeds from disposal of financial assets designated as at fair value through profit or loss	25,430,954	2,965,447
Purchase of available-for-sale financial assets	(1,941,283)	(3,120,451)
Proceeds on sale of available-for-sale financial assets	3,809,325	780,650
Acquisition of equity method investments	(100,000)	—
Payments for property, plant and equipment	(25,859,051)	(16,048,751)
Proceeds from disposal of property, plant and equipment	187,058	685,884
Payments for intangible assets	(202,242)	(130,025)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Net cash inflows from business combination	$—	$13,191
Other investing activities	(282,825)	144,279

Net cash used in investing activities	(24,224,914)	(17,782,276)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	(85,683)	5,541,883
Proceeds from issue of convertible bonds	—	11,900,051
Proceeds from long-term borrowings	28,718,192	26,022,788
Repayments of long-term borrowings	(36,739,806)	(28,057,003)
Increase (decrease) in other payables to related parties	12,273,225	(855,962)
Dividends paid	(10,156,005)	(7,987,974)
Proceeds from issue of ordinary shares	—	3,393,000
Proceeds from exercise of employee share options	1,458,088	1,071,919
Other financing activities	2,009	(2,866)

Net cash generated from (used in) financing activities	(4,529,980)	11,025,836

NET INCREASE ( DECREASE) IN CASH	(3,704,751)	13,264,838

CASH, AT THE BEGINNING OF THE YEAR	14,959,268	1,694,430

CASH, AT THE END OF THE YEAR	$11,254,517	$14,959,268

(Concluded)

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

NOTES TO PARENT COMPANY ONLY FINANCIAL STATEMENTS

(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated in Nantze Export Processing Zone under the laws of Republic of China (the “ROC”). In August 2004, the Company merged its subsidiaries, ASE (Chung Li) Inc. and ASE Material Inc., and established Chung-Li Branch. In August 2006, the Company spun-off and assigned its substrate production business to ASE Electronics Inc. In January 2011, the Company established Nan-Tou Branch. In May 2012, the Company merged its subsidiary, PowerASE Technology, Inc. In August 2013, the Company merged its subsidiary, Yang Ting Tech Co., Ltd. The Company offers a comprehensive range of semiconductors packaging and testing services.

Since July 1989, the Company’s ordinary shares have been listed on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”. Since September 2000, the Company’s ordinary shares have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”).

The parent company only financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The parent company only financial statements were approved for issue by board of directors on February 26, 2015.

3.	APPLICATION OF NEW AND REVISED STANDARDS, AMENDMENTS AND INTERPRETATIONS

a.	The amendment to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), Interpretations of IFRS (IFRIC), and Interpretations of IAS (SIC) endorsed by the Financial Supervisory Commission of the ROC (“FSC”) not yet effective

Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC on April 3, 2014, stipulated that the Group should apply the 2013 version of IFRS, IAS, IFRIC and SIC (collectively, the “IFRSs”) endorsed by the FSC and the related amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers starting January 1, 2015.

New, Amended and Revised Standards and Interpretations (the “New IFRSs”)	Effective Date Announced by International Accounting Standard Board (“IASB”) (Note)

Improvements to IFRSs (2009) - amendment to IAS 39	January 1, 2009 or January 1, 2010
Amendment to IAS 39 “Embedded Derivatives”	Effective in fiscal year ended on or after June 30, 2009

(Continued)

New, Amended and Revised Standards and Interpretations (the “New IFRSs”)	Effective Date Announced by International Accounting Standard Board (“IASB”) (Note)

Improvements to IFRSs (2010)	July 1, 2010 or January 1,2011
Annual Improvements to IFRSs 2009 - 2011 Cycle	January 1, 2013
Amendments to IFRS 1 “Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters”	July 1, 2010
Amendment to IFRS 1 “Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters”	July 1, 2011
Amendment to IFRS 1 “Government Loans”	January 1, 2013
Amendment to IFRS 7 “Disclosures - Offsetting Financial Assets and Financial Liabilities”	January 1, 2013
Amendment to IFRS 7 “Disclosures - Transfers of Financial Assets”	July 1, 2011
IFRS 11 “Joint Arrangements”	January 1, 2013
IFRS 12 “Disclosure of Interests in Other Entities”	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12 “Consolidated financial Statements Joint Arrangements, and Disclosure of Interests in Other Entities: Transition Guidance”	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities”	January 1, 2014
IFRS 13 “Fair Value Measurement”	January 1, 2013
Amendment to IAS 1 “Presentation of Items of Other Comprehensive Income”	July 1, 2012
Amendment to IAS 12 “Deferred Tax: Recovery of Underlying Assets”	January 1, 2012
IAS 19 (Revised 2011) “Employee Benefits”	January 1, 2013
IAS 27 (Revised 2011) “Separate Financial Statements”	January 1, 2013
IAS 28 (Revised 2011) “Investments in Associates and Joint Ventures”	January 1, 2013
Amendment to IAS 32 “Offsetting of Financial Assets and Financial Liabilities”	January 1, 2014
IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”	January 1, 2013

(Concluded)

Note :	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after the respective effective dates.

Except for the following, whenever applied, the initial application of the above 2013 IFRSs version and the related amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers would not have any material impact on the Company’s accounting policies:

1)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards, for example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The fair value measurements under IFRS 13 will be applied prospectively from January 1, 2015.

2)	Amendment to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 requires items of other comprehensive income to be grouped into those items that (1) will not be reclassified subsequently to profit or loss; and (2) may be reclassified subsequently to profit or loss. Income taxes on related items of other comprehensive income are grouped on the same basis. Under current IAS 1, there were no such requirements.

The Company retrospectively will apply the above amendments starting in 2015. Items that will not be reclassified subsequently to profit or loss are remeasurements of the defined benefit plans and share of remeasurements of the defined benefit plans of subsidiaries and associates accounted for using the equity method. Items that may be reclassified to profit or loss are unrealized gain (loss) on available-for-sale financial assets, cash flow hedges and share of other comprehensive income (except the share of the remeasurements of the defined benefit plans) of subsidiaries and associates accounted for using the equity method. However, the application of the above amendments will not have any impact on the net profit, other comprehensive income (net of income tax) and total comprehensive income for the period.

3)	Revision to IAS 19 “Employee Benefits”

Revised IAS 19 requires the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminates the “corridor approach” permitted under current IAS 19 and accelerate the recognition of past service costs. The revision requires all remeasurements of the defined benefit plans to be recognized immediately through other comprehensive income in order for the net pension asset or liability to reflect the full value of the plan deficit or surplus. Remeasurement of the defined benefit plans is presented separately as other equity. The Company has not determined the presentation of the changes in defined benefit obligations.

Furthermore, the interest cost and expected return on plan assets used in current IAS 19 are replaced with a “net interest” amount, which is calculated by applying the discount rate to the net defined benefit liability or asset. In addition, the revised IAS 19 introduces certain changes in the presentation of the defined benefit cost, and also includes more extensive disclosures.

On initial application of the revised IAS 19 in 2015, the changes in cumulative employee benefit costs as of January 1, 2013 resulting from the retrospective application are adjusted to accrued pension cost, deferred tax assets and retained earnings; however, the carrying amount of inventory is not adjusted. In addition, in preparing the parent company only financial statements for the year ended December 31, 2015, the Company would elect not to present 2014 comparative information about the sensitivity analysis of the defined benefit obligation. The anticipated impact of the initial application is set out below:

	Carrying Amount	Adjustments Arising from Retrospective Application	Adjusted
	NT$	NT$	NT$

Impact on Assets, Liabilities and Equity

December 31, 2014

Deferred tax assets	$1,020,403	$(601)	$1,019,802
Investments accounted for using the equity method	139,054,506	(979)	139,053,527

(Continued)

	Carrying Amount	Adjustments Arising from Retrospective Application	Adjusted
	NT$	NT$	NT$

Accrued pension cost	$2,419,189	$(3,535)	$2,415,654
Retained earnings	52,397,278	(16,040)	52,381,238
Capital surplus	15,995,671	17,387	16,013,058
Exchange differences on translating foreign operations	4,541,153	608	4,541,761

January 1, 2014

Deferred tax assets	1,019,230	1,358	1,020,588
Investments accounted for using the equity method	118,011,718	68,845	118,080,563
Accrued pension cost	2,488,363	7,987	2,496,350
Retained earnings	38,993,154	(87,050)	38,906,104
Capital surplus	7,908,870	11,576	7,920,446

Impact on Total Comprehensive Income For the Year Ended December 31, 2014

Operating cost	67,316,934	(15,503)	67,301,431
Operating expense	11,105,108	(7,427)	11,097,681
Share of profits of subsidiaries and associates	8,736,876	24,824	8,761,700
Income tax expense	2,520,705	3,899	2,524,604
Net profit for the year	23,592,667	43,855	23,636,522

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(16,194)	(11,408)	(27,602)
Share of other comprehensive income (loss) of subsidiaries and associates	(19,097)	36,623	17,526
Income tax relating to items that will not be reclassified subsequently	2,753	1,940	4,693
Impact on comprehensive income for the year, net of income tax	5,137,947	27,763	5,165,710
Total comprehensive income for the year	28,730,614	71,618	28,802,232

(Concluded)

4)	Amendment to IFRS 7 “Disclosures - Offsetting Financial Assets and Financial Liabilities”

The amendments to IFRS 7 require disclosure of information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under enforceable master netting arrangements and similar arrangements.

5)	Annual Improvements to IFRSs: 2009-2011 Cycle

Several standards including IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IAS 1 “Presentation of Financial Statements”, IAS 16 “Property, Plant and Equipment”,

IAS 32 “Financial Instruments: Presentation” and IAS 34 “Interim Financial Reporting” were amended in this annual improvement.

The amendments to IAS 1 clarify that an entity is required to present a balance sheet as at the beginning of the preceding period when a) it applies an accounting policy retrospectively, or makes a retrospective restatement or reclassifies items in its financial statements, and b) the retrospective application, restatement or reclassification has a material effect on the information in the balance sheet at the beginning of the preceding period. The amendments also clarify that related notes are not required to accompany the balance sheet at the beginning of the preceding period.

The amendments to IAS 16 clarify that spare parts, stand-by equipment and servicing equipment should be recognized in accordance with IAS16 when they meet the definition of property, plant and equipment and otherwise as inventory.

The amendments to IAS 32 clarify that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 “Income Taxes”.

The initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 IFRSs version in 2015 is expected to have material effect on the parent company only balance sheet as of January 1, 2014. In preparing the parent company only financial statements for the year ended December 31, 2015, the Company would present the parent company only balance sheet as of January 1, 2014 in accordance of the above amendments to IAS 1 and disclose related information in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, but not required to make disclosures about the line items of the balance sheet as of January 1, 2014.

6)	Recognition and measurement of financial liabilities designated as at fair value through profit or loss

In accordance with the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, for financial liabilities designated as at fair value through profit or loss, the amount of change in the fair value attributable to changes in the credit risk of that liability is presented in other comprehensive income and the remaining amount of change in the fair value of that liability is presented in profit or loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit or loss. If the above accounting treatment would create or enlarge an accounting mismatch, all gains or losses on that liability are presented in profit or loss.

b.	New IFRSs in issue but not yet endorsed by the FSC

The Company has not applied the following New IFRSs issued by the IASB but not yet endorsed by the FSC. As of the date the parent company only financial statements were approved for issue, the FSC has not announced their effective dates.

New IFRSs	Effective Date Announced by IASB (Note 1)

Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 “Financial Instruments”	January 1, 2018

(Continued)

New IFRSs	Effective Date Announced by IASB (Note 1)

Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosures”	January 1, 2018
Amendment to IAS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	January 1, 2016 (Note 3)
Amendment to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
IFRS 14 “Regulatory Deferral Accounts”	January 1, 2016
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2017
Amendment to IAS 1 “Disclosure Initiative”	January 1, 2016
Amendments to IAS 16 and IAS 41 “Agriculture: Bearer Plants”	January 1, 2016
Amendment to IAS 19 “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016
Amendment to IAS 36 “Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets”	January 1, 2014
Amendment to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”	January 1, 2014
IFRIC 21 “Levies”	January 1, 2014

(Concluded)

Note 1: Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2: The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Note 3: Prospectively applicable to transactions occurring in annual periods beginning on or after January 1, 2016.

The initial application of the above New IFRSs, whenever applied, would not have any material impact on the Company’s accounting policies, except for the following:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirement for the classification of financial assets is stated below:

For the Company’s debt instruments that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, their classification and measurement are as follows:

a)	For debt instruments, if they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method;

b)	For debt instruments, if they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments are derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Except for above, all other financial assets are measured at fair value through profit or loss. However, the Company may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The impairment of financial assets

IFRS 9 requires that impairment loss on financial assets is recognized by using the “Expected Credit Losses Model”. The credit loss allowance is required for financial assets measured at amortized cost, financial assets mandatorily measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, certain written loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. A loss allowance for full lifetime expected credit losses is required for a financial asset if its credit risk has increased significantly since initial recognition and is not low. However, a loss allowance for full lifetime expected credit losses is required for trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the Company takes into account the expected credit losses on initial recognition in calculating the credit-adjusted effective interest rate. Subsequently, any changes in expected losses are recognized as a loss allowance with a corresponding gain or loss recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	Amendment to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made consequential amendment to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that such disclosure of recoverable amounts is required only when an impairment loss has been recognized or reversed during the period. Furthermore, the Company is required to disclose the discount rate used in measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

3)	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2017.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

—	Identify the contract with the customer;

—	Identify the performance obligations in the contract;

—	Determine the transaction price;

—	Allocate the transaction price to the performance obligations in the contracts; and

—	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

4)	Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”

The amendments stipulated that, when the Company sells or contributes assets that constitute a business (as defined in IFRS 3) to an associate or joint venture, the gain or loss resulting from the transaction is recognized in full. Also, when the Company loses control of a subsidiary that contains a business but retains significant influence or joint control, the gain or loss resulting from the transaction is recognized in full.

Conversely, when the Company sells or contributes assets that do not constitute a business to an associate or joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated. Also, when the Company loses control of a subsidiary that does not contain a business but retains significant influence or joint control in an associate or a joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated.

5)	Amendment to IAS 1 Disclosure Initiative

The amendment clarifies that the parent company only financial statements should be prepared for the purpose of disclosing material information. To improve the understandability of its consolidated financial statements, the Company should disaggregate the disclosure of material items into their different natures or functions, and disaggregate material information from immaterial information.

The amendment further clarifies that the Company should consider the understandability and comparability of its parent company only financial statements to determine a systematic order in presenting its footnotes.

Except for the above impact, as of the date the parent company only financial statements were approved for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and results of operations, and will disclose the relevant impact when the assessment is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance

The accompanying parent company only financial statements have been prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

b.	Basis of Preparation

The accompanying parent company only financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

When preparing the parent company only financial statements, the Company used equity method to account for its investments in subsidiaries and associates. In order for the amount of the net profit for the year, other comprehensive income for the year and total equity in the parent company only financial statements to be the same with the amounts attributable to owners of the Company in its consolidated financial statements, adjustments arising from the differences in accounting treatment between parent company only basis and consolidated basis were made to investments accounted for using the equity method, share of profit or loss of subsidiaries and associates and share of other comprehensive income of subsidiaries and associates in the parent company only financial statements.

c.	Classification of Current and Non-current Assets and Liabilities

Current assets include cash and those assets held primarily for trading purposes or to be realized within twelve months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, at more than twelve months after the balance sheet date. Current liabilities are obligations incurred for trading purposes or to be settled within twelve months after the balance sheet date and liabilities that do not have an unconditional right to defer settlement for at least twelve months after the balance sheet date. Assets and liabilities that are not classified as current are classified as non-current.

d.	Foreign Currencies

In preparing the parent company only financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the retranslation of non-monetary assets (such as equity instruments) or liabilities measured at fair value are included in profit or loss for the period at the rates prevailing at the balance sheet date except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income.

For the purposes of presenting the parent company only financial statements, the assets and liabilities of the Company’s foreign operations (including subsidiaries and associates operating in other countries or using currencies that are different from the Company’s) are translated into New Taiwan dollars using exchange rates prevailing at each balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising are recognized in other comprehensive income.

e.	Inventories

Inventories, including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies, work in process, finished goods, and materials and supplies in transit are stated at the lower of cost or net realizable value. Inventory write-downs are made by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale. Raw materials and supplies are recorded at moving average cost while work in process and finished goods are recorded at standard cost.

f.	Investments Accounted for Using the Equity Method

The Company used equity method to account for its investment in subsidiaries and associates.

1)	Investment in subsidiaries

A subsidiary is an entity that is controlled by the company.

Under the equity method, an investment in a subsidiary is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the subsidiary as well as the distribution received. The Company also recognized its share of the changes in other equity of the subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company’s losing control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amount of the investment and the fair value of the consideration paid or received is recognized directly in equity.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets and liabilities of subsidiaries at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized.

Unrealized profits and losses from downstream, upstream and sidestream transactions with subsidiaries are eliminated in full.

2)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture.

The Company uses the equity method to account for its investments in associates. Under the equity method, investments in an associate are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. The Company also recognizes the changes in the Company’s share of equity of associates.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.

The unrealized profits and losses from downstream, upstream and sidestream transactions with associates are eliminated in full.

g.	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis. Freehold land is not depreciated.

Property, plant and equipment is derecognized upon disposal or no expected future economic benefits. Any gain or loss arising on the derecognization of an item of property, plant and equipment is recognized in profit or loss.

h.	Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

Goodwill is not amortized and instead is tested for impairment annually. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination.

If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

i.	Other Intangible Assets

Other intangible assets with finite useful lives acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment. Other intangible assets are amortized based on the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization methods are reviewed at each balance sheet date. The residual value of an intangible asset with a finite useful life shall be assumed to be zero. The effect of any changes in estimate is accounted for on a prospective basis.

j.	Impairment of Tangible and Intangible Assets Other than Goodwill

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets, excluding goodwill (see above), to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

k.	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

1)	Financial assets

All regular way purchases or sales of financial assets are recognized or derecognized on a settlement date basis.

a)	Measurement category

The classification of financial assets held by the Company depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

i	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified as at FVTPL when the financial assets are either held for trading or they are designated as at FVTPL. Financial assets at FVTPL are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

ii	Available-for-sale financial assets

Shares, of which the fair value can be measured reliably, held by the Company are classified as available-for-sale financial assets and are measured at fair value at each balance sheet date. Changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the unrealized gain (loss) on available-for-sale financial assets is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’ s right to receive the dividends is established.

iii	Loans and receivables

Loans and receivables including cash, trade receivables, other receivables and other financial assets are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

b)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been affected.

For financial assets carried at amortized cost, such as trade receivables and other receivables, assets that are assessed not to be impaired individually are, further, assessed for impairment on a collective basis. The Group assesses the collectability of receivables based on the Group’s past experience of collecting payments and observable changes that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the assets’ carrying amounts and the present value of estimated future cash flows, discounted at the financial assets’ original effective interest rates. If, in a subsequent period, the amount of the impairment loss decreases and the decreases can be objectively related to an event occurring after the impairment loss recognized, the previously recognized impairment loss is reversed either directly or by adjusting an allowance account through profit or loss. The reversal shall not result in carrying amounts of financial assets that exceed what the amortized cost would have been at the date the impairment is reversed.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period. In respect of available-for-sale equity securities, impairment loss previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets.

c)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

2)	Equity instruments

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized in and deducted directly from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3)	Financial liabilities

Financial liabilities are measured either at amortized cost using the effective interest method or at FVTPL. Financial liabilities measured at FVTPL are held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gain or loss arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest or dividend paid on the financial liability. Fair value is determined in the manner described in Note 26.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

4)	Derivative financial instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at each balance sheet date. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as financial liabilities.

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL.

5)	Convertible bonds

Convertible bonds issued by the Company that contain liability, conversion option, redemption option and put option (collectively the “Bonds Options”) components are classified separately into respective items on initial recognition. The conversion option that will be settled other than by the exchange of a fixed amount of cash or other financial asset for a fixed number of the Company’s own equity instruments is classified as a conversion option derivative.

On initial recognition, the Bonds Options are measured at fair value while the residual of total consideration from the Bonds options is recognized as initial carrying amount for the liability. In subsequent periods, the liability component of the convertible bonds is measured at amortized cost using the effective interest method. The Bonds Options are measured at fair value and the changes in fair value are recognized in profit or loss.

Transaction costs that relate to the offering of the convertible bonds are allocated to the liability (recognized as the carrying amount of the liability) and the Bonds options components (recognized in profit or loss) in proportion to their relative fair values.

l.	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable take into account of estimated customer returns, rebates and other similar allowances.

1)	Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at the time all the following conditions are satisfied:

—	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

—	The amount of revenue can be reliably measured;

—	It is probable that the economic benefits associated with the transaction will flow to the Company; and

—	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

2)	Rendering of services

Service income is recognized when services are rendered.

3)	Dividend and interest income

Dividend income from investments and interest income from financial assets are recognized when they are probable that the economic benefits will flow to the Company and the amount of income can be reliably measured. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

m.	Leasing

Rental income or expense from operating leases is recognized on a straight-line basis over the term of the relevant lease.

n.	Borrowing Costs

Borrowing costs directly attributable to the acquisition of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

o.	Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as expenses when employees have rendered services entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method. All actuarial gains and losses on the defined benefit obligation are recognized immediately in other comprehensive income.

p.	Share-based Payment Arrangements

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's best estimate of equity instruments that will eventually vest, with a corresponding increase in capital surplus - employee share options.

At each balance sheet date, the Group reviews its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options.

q.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

1)	Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the parent company only financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amounts of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of deferred tax assets to be utilized. A previously unrecognized deferred tax asset is also reviewed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which assets are realized or the liabilities are settled. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

3) Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income, respectively

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 4, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from cash-generating units and suitable discount rates in order to calculate its present value. When the actual future cash flows are less than expected, a material impairment loss may arise.

Impairment of Tangible and Intangible Assets Other than Goodwill

In evaluating the impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of its usage patterns and the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges in future periods.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value and the net realizable value of inventory at balance sheet date is determined based on Company’s judgments and estimates.

Due to the rapid technology changes, the Company estimates the net realizable value of inventory for obsolescent and unmarketable items at balance sheet date and then writes down the cost of inventories to net realizable value. There may be significant changes in the net realizable value of inventories due to assumptions of future demand within a specific time period.

Income Taxes

The reliability of deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

Recognition and Measurement of Defined Benefit Plans

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise discount rates and expected rates of salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

Fair Value Measurements and Valuation Processes of Derivatives and Other Financial Instruments

As disclosed in Note 26, the Company’s management uses its judgments applying valuation techniques commonly applied by market practitioners. The assumptions applied are based on observable quoted market prices, foreign exchange rates and interest rates to the extent it is available. The fair value of unquoted equity instruments is estimated based on the assumptions supported by unobservable market prices and interest rates which are disclosed in Note 26. The Company’s management believes that the valuation techniques and the assumptions applied are appropriate in determining the fair value of financial instruments.

6.	CASH

	December 31
	2014	2013
	NT$	NT$

Cash on hand	$1,739	$34,273
Checking accounts and demand deposits	11,252,778	14,924,995

	$11,254,517	$14,959,268

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2014	2013
	NT$	NT$

Financial assets designated as at FVTPL

Private-placement convertible bonds	$100,500	$100,500

Financial assets held for trading

Swap contracts	1,888,449	195,964
Forward exchange contracts	1,234	5,809
	1,889,683	201,773

	$1,990,183	$302,273

Financial liabilities held for trading

Conversion option, redemption option and put option of convertible bonds (Note 15)	$2,520,606	$1,742,996
Swap contracts	13,726	33,950
Forward exchange contracts	6,086	11,882
Cross currency swap contracts	—	4,180
Foreign currency option contracts	—	644

	$2,540,418	$1,793,652

The Company invested in private-placement convertible bonds which included embedded derivative instruments and were not closely related to the host contracts. The Company designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2014

Sell NT$/Buy US$	2015.01-2015.12	NT$35,919,205/US$1,200,000
Sell US$/Buy NT$	2015.01	US$44,000/NT$1,386,200

December 31, 2013

Sell NT$/Buy US$	2014.01-2014.12	NT$31,369,567/US$1,063,500

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2014

Sell US$/Buy JPY	2015.01	US$16,600/JPY1,967,144

December 31, 2013

Sell US$/Buy NT$	2014.01-2014.02	US$44,800/NT$1,338,505
Sell US$/Buy JPY	2014.01-2014.02	US$21,650/JPY2,238,967

At each balance sheet date, the outstanding cross currency swap contracts not accounted for hedge accounting were as follows:

Notional Amount (In Thousands)	Maturity Period	Range of Interest Rates Paid (%)	Range of Interest Rates Received (%)

December 31, 2013

NT$598,600/US$20,000	2014.07	(0.19)	0.16

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2013

Sell US$ Put/NT$ Call	2016.03 (Note)	US$4,000/NT$113,400
Buy US$ Call/NT$ Put	2016.03 (Note)	US$2,000/NT$56,700

Note:	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts. All of the aforementioned outstanding contracts were early terminated.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2014	2013
	NT$	NT$

Open-end mutual funds	$400,007	$2,301,824
Limited partnership	438,953	457,756
Unquoted ordinary shares	103,194	65,146
Private-placement ordinary shares	—	69,655
Quoted ordinary shares	—	10,323
	942,154	2,904,704
Current	400,007	2,312,147

Non-current	$542,147	$592,557
9.	TRADE RECEIVABLES, NET

	December 31
	2014	2013
	NT$	NT$

Trade receivables	$16,497,435	$12,085,372
Less: Allowance for doubtful debts	23,931	23,931

Trade receivables, net	$16,473,504	$12,061,441

a.	Trade receivables

The Company’s average credit terms were 30 to 90 days. Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

The Company serves a variety of customers and, therefore, the concentration of credit risk is not significant.

Age of receivables that are past due but not impaired

	December 31
	2014	2013
	NT$	NT$

Less than 30 days	$1,690,033	$1,181,160
31 to 90 days	58,588	46,141

Total	$1,748,621	$1,227,301

The above aging schedule was based on the past due date.

Except for those impaired, the Company had not provided an allowance for doubtful debts on trade receivables at each balance sheet date since there has not been a significant change in credit quality and the amounts were still considered collectible. The Company did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by the Company to counterparties.

Movement of the allowance for doubtful trade receivables

	For the Year Ended
	2014	2013
	NT$	NT$

Balance at January 1	$23,931	$21,931
Impairment losses recognized	—	2,000

Balance at December 31	$23,931	$23,931

The allowance for doubtful trade receivables for trade receivables that were individually impaired were 5,100 thousand and 6,622 thousand for the years ended December 31, 2014 and 2013, respectively. The impairment loss recognized was the difference between the carrying amount of the trade receivables and the present value of the expected recovery amounts.

Age of impaired trade receivables

	December 31
	2014	2013
	NT$	NT$

Not past due	$—	$—
Less than 30 days	76	5
31 to 90 days	28,795	20,634
More than 91 days	24,854	11,881

Total	$53,725	$32,520

The above aging schedule was based on the past due date.

b.	Transfers of financial assets

Factored trade receivables of the Company were as follows:

Counterparties	Receivables Sold (In Thousands)	Amounts Collected (In Thousands)	Advances Received At Year-end (In Thousands)	Interest Rates on Advances Received (%)	Credit Line (In Thousands)

Year ended December 31, 2014
Citi bank	US$ 103,744	US$ 103,744	—	—	US$ 92,000

Year ended December 31, 2013
Citi bank	US$ 258,660	US$ 202,532	US$ 56,128	1.06	US$ 92,000

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Company, while losses from credit risk should be borne by the banks. The Company also issued promissory notes to the banks for commercial disputes which remained undrawn since. The promissory notes amounted to US$5,000 thousand and US$27,000 thousand as of December 31, 2014 and 2013, respectively. As of December 31, 2014, there was no significant losses from commercial disputes in the past and the Company does not expect any significant commercial dispute losses in the foreseeable future.

10.	INVENTORIES

	December 31
	2014	2013
	NT$	NT$

Finished goods	$245,301	$218,026
Work in process	209,411	126,423
Raw materials	3,467,274	2,997,252
Supplies	316,515	212,776
Raw materials and supplies in transit	85,167	88,139

	$4,323,668	$3,642,616

The cost of inventories recognized as operating costs for the years ended December 31, 2014 and 2013 were NT$67,316,934 thousand and NT$60,064,369 thousand, respectively, which included write-downs of inventories at NT$170,555 thousand and NT$236,741 thousand, respectively.

11.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2014	2013
	NT$	NT$

Investments in subsidiaries	$137,562,065	$116,795,517
Investments in associates	$1,492,441	$1,216,201

a.	Investments in subsidiaries

	December 31
	2014		2013
	Amount	% of Owner- ship	Amount	% of Owner- ship

J & R Holding Limited (J&R Holding)	$45,150,552	100.0	$41,497,251	100.0
USI Inc. (“USIINC”)	36,711,064	99.2	25,877,089	99.2
ASE Test, Inc.	26,941,503	100.0	23,429,925	100.0
A.S.E. Holding Limited (ASE Holding)	14,367,500	100.0	12,969,126	100.0
Omniquest Industrial Limited (Omniquest)	11,044,272	70.6	10,003,686	70.6
Innosource Limited (Innosource)	3,965,686	100.0	3,635,314	100.0
Luchu Development Corporation (“Luchu”)	1,315,623	67.1	1,316,917	67.1
ASE Marketing & Service Japan Co., Ltd. (ASE MS Japan)	24,972	100.0	25,316	100.0
	139,521,172		118,754,624
Less : Shares held by subsidiaries accounted for as treasury shares	1,959,107		1,959,107

	$137,562,065		$116,795,517

In August 2013, Luchu completed its cash capital increase and the Company’s shareholdings of Luchu decreased from 84.3% to 67.1% since the Company did not subscribe for additional new shares. The transaction was accounted for as an equity transaction since the Company did not cease to have control over Luchu.

In November 2014, a subsidiary of the Company, Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”), completed its cash capital increase and the Company’s shareholdings of USISH decreased from 88.6% to 82.1% since the Company and its subsidiaries did not subscribe for additional new shares. The transaction was accounted for as an equity transaction since the Company did not cease to have control over USISH and, as a result, in the fourth quarter of 2014, capital surplus was increased by NT$6,871,062 thousand.

The Company’s share of profit or loss and other comprehensive income or loss of the subsidiaries for the years ended December 31, 2014 and 2013 was based on those subsidiaries’ audited financial statements for the same years.

b.       Investments in associates

1)	Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount as of December 31
		Operating	2014	2013
Name of Associate	Main Business	Location	NT$	NT$

Listed company
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	ROC	$1,351,400	$1,163,196
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in integrated circuit	ROC	99,052	—
Unlisted companies
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	342,138	353,154
StarChips Technology Inc. (“SCT”)	Engaged in design, manufacturing and sale of LED driver IC	ROC	—	47,856
			1,792,590	1,564,206
	Less: Deferred gain on transfer of land		300,149	300,149
	Accumulated impairment - SCT		—	47,856

			$1,492,441	$1,216,201

2)	At each balance sheet date, the percentages of ownership held by the Company were as follows:

	December 31
Name of Associate	2014	2013

HC	26.2%	26.2%
AMPI	18.2%	—
HCK	27.3%	27.3%
SCT	—	33.3%

3)	In January 2014, the Company subscribed for 20,000 thousand private-placement ordinary shares of AMPI in NT$100,000 thousand. The Company obtained significant influence over AMPI since the percentage of ownership was increased to 27.4% after taking into account the shares previously held which were recognized as available-for-sale financial assets. The private-placement ordinary shares were restricted for disposal during a 3-year lock-up period. In addition, the Company did not join AMPI’s cash capital increase in February and April 2014 and, as the result, the percentage of ownership decreased from 27.4% to 18.2%. After the consideration of potential voting rights that are currently convertible, the Company still has significant influence over AMPI.

4)	The Company did not subscribe for SCT’s cash capital increase in May 2014 and, therefore, the percentage of ownership decreased from 33.3% to 5.6%. As the result, the Company had no significant influence over SCT and the investment in SCT was reclassified to available-for-sale financial assets.

5)	Fair values of investments in associates with available published price quotation as of the balance sheet date are summarized as follows:

	December 31
	2014	2013
Name of Associate	NT$	NT$

HC	$1,427,499	$1,242,199
AMPI	$184,862	$—

6)	Aggregate information of associates that are not individually material

	December 31
	2014	2013
	NT$	NT$

Total assets	$16,992,101	$16,020,314
Total liabilities	$8,679,614	$9,802,624

	For the Year Ended December 31
	2014	2013
	NT$	NT$

Operating revenue for the year	$5,718,922	$2,403,386
Net profit for the year	$508,376	$311,835
Other comprehensive income for the year	$9,087	$215,427

The investment accounted for using the equity method and the share of net profit and other comprehensive income were recorded based on the audited financial statements for the years ended December 31, 2014 and 2013.

12.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2014	2013
	NT$	NT$

Land	$1,562,945	$1,562,945
Buildings and improvements	25,952,734	19,429,145
Machinery and equipment	47,020,338	39,998,306
Transportation equipment	18,264	15,597
Furniture and fixtures	384,448	237,952
Construction in progress and machinery in transit	2,702,266	1,878,227

	$77,640,995	$63,122,172

For the year ended December 31, 2014

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Cost

Balance at January 1,2014	$1,562,945	$30,805,750	$95,019,106	$76,216	$1,162,701	$1,878,227	$130,504,945
Additions	—	(7,955)	535,770	—	37,838	27,006,561	27,572,214
Disposals	—	(254,885)	(2,459,275)	(4,545)	(90,841)	(18,046)	(2,827,592)
Reclassification	—	8,337,064	17,572,550	9,343	238,355	(26,157,312)	—

Balance at December 31,2014	$1,562,945	$38,879,974	$110,668,151	$81,014	$1,348,053	$2,709,430	$155,249,567

Accumulated depreciation and impairment

Balance at January 1,2014	$—	$11,376,605	$55,020,800	$60,619	$924,749	$—	$67,382,773
Depreciation expense	—	1,715,421	10,816,943	5,946	129,644	—	12,667,954
Impairment losses recognized	—	42,988	111,507	—	—	7,164	161,659
Disposals	—	(207,774)	(2,301,437)	(3,815)	(90,788)	—	(2,603,814)

Balance at December 31,2014	$—	$12,927,240	$63,647,813	$62,750	$963,605	$7,164	$77,608,572

For the year ended December 31, 2013

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1,2013	$1,562,945	$27,390,641	$84,867,701	$69,066	$956,306	$3,385,002	$118,231,661
Additions	—	3,724,793	12,762,341	10,572	157,609	(1,436,827)	15,218,488
Disposals	—	(316,410)	(3,834,446)	(3,422)	(9,712)	(32,573)	(4,196,563)
Reclassification	—	(71,041)	(21,691)	—	56,374	(37,375)	(73,733)
Acquisitions through business combinations	—	77,767	1,245,201	—	2,124	—	1,325,092

Balance at December 31,2013	$1,562,945	$30,805,750	$95,019,106	$76,216	$1,162,701	$1,878,227	$130,504,945

Accumulated depreciation and impairment

Balance at January 1,2013	$—	$10,189,585	$48,895,395	$58,746	$816,270	$—	$59,959,996
Depreciation expense	—	1,501,576	9,189,347	5,295	82,460	—	10,778,678
Impairment losses recognized (reversed)	—	(13,555)	—	—	—	—	(13,555)
Disposals	—	(301,904)	(3,398,169)	(3,422)	(9,398)	—	(3,712,893)
Reclassification	—	(14,317)	(37,522)	—	34,829	—	(17,010)
Acquisitions through business combinations	—	15,220	371,749	—	588	—	387,557

Balance at December 31,2013	$—	$11,376,605	$55,020,800	$60,619	$924,749	$—	$67,382,773

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Transportation equipment	2-5 years
Furniture and fixtures	2-8 years

13.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2014	2013
	NT$	NT$

Patents	$—	$788
Computer software and others	486,192	392,971

	$486,192	$393,759

For the year ended December 31, 2014

	Patents	Computer Software and Others	Total
	NT$	NT$	NT$

Cost

Balance at January 1, 2014	$141,320	$2,152,430	$2,293,750
Additions	—	202,242	202,242
Disposals	—	(995,500)	(995,500)

Balance at December 31, 2014	$141,320	$1,359,172	$1,500,492

Accumulated amortization and impairment

Balance at January 1, 2014	$140,532	$1,759,459	$1,899,991
Amortization expense	788	109,021	109,809
Disposals	—	(995,500)	(995,500)

Balance at December 31, 2014	$141,320	$872,980	$1,014,300

For the year ended December 31, 2013

	Patents	Computer Software and Others	Total
	NT$	NT$	NT$

Cost

Balance at January 1, 2013	$141,320	$2,031,927	$2,173,247
Additions	—	130,025	130,025
Disposals	—	(10,284)	(10,284)
Reclassification	—	122	122
Acquisitions through business combinations	—	640	640

Balance at December 31, 2013	$141,320	$2,152,430	$2,293,750

Accumulated amortization and impairment

Balance at January 1, 2013	$134,104	$1,657,338	$1,791,442
Additions	6,428	107,938	114,366
Disposals	—	(6,472)	(6,472)
Reclassification	—	122	122
Acquisitions through business combinations	—	533	533

Balance at December 31, 2013	$140,532	$1,759,459	$1,899,991

Each class of other intangible assets were amortized on the straight-line basis over the following useful lives:

Patents	5-8 years
Computer software and others	2-10 years

14.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings represented unsecured revolving bank loans with annual interest rates at 0.82%-1.10% and 0.80%-1.11% as of December 31, 2014 and 2013, respectively.

b.	Long-term borrowings

The long-term bank loans are working capital mainly with floating interest rates and consisted of the followings:

	December 31
	2014	2013
	NT$	NT$

Syndicated bank loans - repayable through June 2015 to July 2018, annual interest rates were 0.90%-1.41% and 0.90%-2.28% as of December 31, 2014 and 2013, respectively	$9,155,893	$10,026,021
Others - repayable through January 2016 to August 2019, annual interest rates were 1.03%-1.28% and 1.04%-1.36% as of December 31, 2014 and 2013, respectively	10,315,500	16,839,885
	19,471,393	26,865,906
Less: Unamortized arrangement fee	30,696	50,190
Less: Current portion	1,085,143	1,028,571

	$18,355,554	$25,787,145

Pursuant to the above syndicated bank loans agreements, the Company should maintain certain financial covenants including current ratio, leverage ratio, tangible net assets and interest coverage ratio. Such financial ratios are calculated based on the annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements of the Company and its subsidiaries. The Company was in compliance with all of the loan covenants as of December 31, 2014 and 2013.

The Company had sufficient long term credit facility obtained before December 31, 2013 to refinance a portion of the loans on a long-term basis. Therefore, NT$5,962,343 thousand was not classified as current portion of long-term borrowings as of December 31, 2013.

15.	BONDS PAYABLE

	December 31
	2014	2013
	NT$	NT$

Secured domestic bonds - secured by banks
Repayable at maturity in August 2016 and interest due annually with annual interest rate 1.45%	$8,000,000	$8,000,000
Unsecured convertible overseas bonds	12,660,000	11,922,000
	20,660,000	19,922,000
Less: Discounts on bonds payable	1,389,387	1,769,805

	$19,270,613	$18,152,195

In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand. The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof. Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert the Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2014, the conversion price was NT$31.93.

The Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after the third anniversary of the offering date provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) on the third anniversary of the offering date, (2) in the event of a change of control, or (3) in the event of delisting.

The Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, redemption option and put option (collectively the “Bonds Options”) aggregately recognized as financial liabilities at FVTPL. The effective interest rate of the debt host contract was 3.16% and the aggregate fair value of the Bonds Options was NT$1,667,950 thousand on initial recognition. As a result of changes in fair value, we recognized a loss of NT$777,610 thousand and NT$75,046 thousand for the years ended December 31, 2014 and 2013, respectively, in other gains and losses.

16.	OTHER PAYABLES

	December 31
	2014	2013
	NT$	NT$

Payables for property, plant and equipment	$3,445,582	$1,709,352
Accrued salary and bonus	2,388,850	1,903,636
Accrued bonus to employees and remuneration to directors and supervisors	2,548,130	1,730,915
Others	3,969,513	2,597,304

	$12,352,075	$7,941,207

The Company and its subsidiary, ASE U.S. Inc. (“ASE US”), reached the final settlement agreement with Tessera Inc. (“Tessera”) in October 2014 to resolve the patent infringement lawsuit, and Tessera has dismissed all claims against the Company and ASE US. The Company recognized the originally agreed settlement amount of NT$894,150 thousand (US$30,000 thousand) in the fourth quarter of 2013 under the line item of long-term payables. The final settlement amount was reduced to NT$814,185 (US$27,000 thousand as resolved in the final settlement agreement in October 2014) and reclassified from long-term payables to other payables which was paid in January 2015.

17.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the ROC Labor Pension Act (“LPA”) is a government-managed defined contribution plan. Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

The Company recognized pension costs of NT$716,293 thousand and NT$545,268 thousand in the parent company only statements of comprehensive income for the years ended December 31, 2014 and 2013, respectively.

b.	Defined benefit plans

1)	The Company and its subsidiaries in Taiwan joined the defined benefit pension plan under the ROC Labor Standards Law (“LS Law”). Pension benefits are calculated on the basis of the length of service and average monthly salaries of the last six months before retirement. The Company and its subsidiaries in Taiwan make contributions based on a certain percentage of their domestic employees monthly salaries to a pension fund administered by the pension fund monitoring committee and deposited in the names of the Committees in the Bank of Taiwan. Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

2)	The Company maintains pension plans for executive managers. Pension costs under the plans were NT$5,297 thousand and NT$1,080 thousand for the years ended December 31, 2014 and 2013, respectively, and were recognized as accrued pension liabilities. Pension payments were NT$15,315 thousand and NT$2,666 thousand for the years ended December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013, accrued pension liabilities for executive managers were NT$117,173 thousand and NT$127,191 thousand, respectively.

3)	Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	December 31
	2014	2013

Discount rates	2.25%	2.15%
Expected return on plan assets	1.25%	1.25%
Expected rates of salary increase	2.75%-3.00%	1.00%-3.00%

The expected rate of return was based on historical return trends and analysts’ predictions of the market where the plan assets located over the life of the related obligation, by reference to the aforementioned use of the plan assets and the impact of the related minimum return.

4)	An analysis of the amounts recognized in profit or loss in respect of the defined benefit plans excluding those for executive managers was as follows:

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Current service cost	$48,809	$38,589
Interest cost	76,376	66,822
Expected return on plan assets	(15,742)	(23,585)
Past service cost	726	726

	$110,169	$82,552

An analysis by function was as follows:

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Operating cost	$68,581	$61,068
Selling and marketing expenses	520	507
General and administrative expenses	28,360	9,873
Research and development expenses	12,669	11,070

	$110,130	$82,518

The differences between the aforementioned amounts recognized in profit or loss in respect of the defined benefit plans and the amounts categorized by function are mainly receivables from subsidiaries due to the Company’s employees short-term support.

5)	For the years ended December 31, 2014 and 2013, the Company recognized actuarial loss of NT$16,194 thousand and actuarial gain of NT$251,036 thousand in other comprehensive income or loss, respectively. As of December 31, 2014 and 2013, the accumulated actuarial income or loss of NT$322,886 thousand and NT$306,692 thousand were recognized in other comprehensive income or loss.

6)	The amounts included in the parent company only balance sheets arising from the Company’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2014	2013
	NT$	NT$

Present value of funded defined benefit obligation	$3,660,738	$3,594,640
Fair value of plan assets	(1,348,084)	(1,211,581)
Present value of unfunded defined benefit obligation	2,312,654	2,383,059
Unrecognized past service cost	3,535	(7,987)
Recorded under others payables	(14,173)	(13,900)

Net defined benefit liability	$2,302,016	$2,361,172

7)	Movements in net defined benefit liability were as follows:

	December 31
	2014	2013
	NT$	NT$

Balance, beginning of the year	$3,594,640	$3,853,645
Current service cost	48,809	38,589
Interest cost	76,376	66,822
Actuarial losses (gains)	29,122	(260,119)
Past service cost	(10,796)	—
Benefits paid from plan assets	(77,413)	(104,297)

Balance, end of the year	$3,660,738	$3,594,640
8)	Movements in the fair value of the plan assets were as follows:

	December 31
	2014	2013
	NT$	NT$

Balance, beginning of the year	$1,211,581	$1,123,266
Expected return on plan assets	15,742	23,585
Actuarial gains (losses)	12,928	(9,083)
Contributions from employer	185,246	178,110
Benefits paid from plan assets	(77,413)	(104,297)

Balance, end of the year	$1,348,084	$1,211,581

For the years ended December 31, 2014 and 2013, the actual return on plan assets were NT$28,670 thousand and NT$14,502 thousand, respectively.

9)	The major categories of plan assets at the end of the reporting period were as follows:

	Fair Value of Plan Assets (%)
	December 31
	2014	2013

Equity instruments	50	46
Debt instruments	26	31
Others	24	23

Total	100	100

10)	The Company elected to disclose the historical information of experience adjustments as the amounts determined for each accounting period prospectively from the date of transition to Taiwan-IFRSs (January 1, 2012).

	December 31
	2014	2013
	NT$	NT$

Present value of defined benefit obligation	$3,660,738	$3,594,640

(Continued)

	December 31
	2014	2013
	NT$	NT$

Fair value of plan assets	$(1,348,084)	$(1,211,581)

Deficit	$2,312,654	$2,383,059

Experience adjustments on plan liabilities	$112,848	$(10,646)

Experience adjustments on plan assets	$(12,928)	$9,083

(Concluded)

11)	The Company expects to make contributions of NT$190,394 thousand to the defined benefit plans in the next year starting from January 1, 2015.

18.	EQUITY

a.	Share capital

Ordinary shares

	December 31,
	2014	2013

Numbers of shares authorized (in thousands)	10,000,000	9,600,000

Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000

Shares authorized	$100,000,000	$96,000,000

Shares reserved
Employee share options	$8,000,000	$8,000,000

Numbers of shares registered (in thousands)	7,852,538	7,756,004
Numbers of shares subscribed in advance (in thousands)	9,187	31,823

Number of shares issued and fully paid (in thousands)	7,861,725	7,787,827

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Company’s subsidiaries which are not entitled the right to vote. As of December 31, 2014 and 2013, there were 500,000 thousand and 100,000 thousand ordinary shares, respectively, included in the authorized shares that were not yet required to complete the share registration process.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares. As of December 31, 2014 and 2013, 125,731 thousand and 96,649 thousand ADSs were outstanding and represented approximately 628,657 thousand and 483,243 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31,
	2014	2013
	NT$	NT$

Arising from the excess of the consideration received over the carrying amounts of the subsidiaries’ net assets (Note 11)	$9,036,941	$2,165,879
Arising from issuance of ordinary shares	5,325,382	4,134,295
Arising from employee share options	1,178,210	1,369,232
Arising from treasury share transactions	425,004	236,214
Arising from share of changes in capital surplus of associates	30,134	3,250

	$15,995,671	$7,908,870

As of December 31, 2014 and 2013, capital surplus arising from issuance of ordinary shares of NT$3,626 thousand represented the unexercised portion for employees’ subscription on cash capital increase of the Company in 2013 (Note 22c).

The premium from ordinary shares issued in excess of par, including the premium from issuance of ordinary shares, treasury share transactions and carrying amount of expired options, may be used to offset deficits; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to capital up to a certain percentage of the Company’s capital surplus each year.

The capital surplus arising from investments accounted for using the equity method and employee share options may not be used for any purpose.

c.	Retained earnings and dividend policy

The Articles of Incorporation of ASE Inc. (the “Articles”) provides that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	An amount equal to the excess of the income from investments accounted for using the equity method over cash dividends as special reserve;

5)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income;

6)	Not more than 1.0% of the remainder, from 1) to 5), as remuneration to directors and supervisors;

7)	Between 7.0% to 11.0% of the remainder, from 1) to 5), as bonus to employees, of which 7.0% shall be distributed in accordance with the employee bonus plan and the excess shall be distributed to specified employees at the board of directors’ discretion; and

8)	Any remainder from above as dividends to shareholders.

Employees to whom referred in 7) above include employees of subsidiaries that meet certain conditions, which are to be determined by the board of directors.

The Company is currently in the mature growth stage. To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in stock. A distribution plan is also to be made by the board of directors and passed for resolution in the shareholders’ meeting.

As of December 31, 2014 and 2013, the accrued bonus to employees of the Company was NT$2,335,786 thousand and NT$1,586,672 thousand, respectively, and the accrued remuneration to directors and supervisors of the Company was NT$212,344 thousand and NT$144,243 thousand, respectively. The accrued bonus to employees and remuneration to directors and supervisors represented 11% and 1%, respectively, of net income (net of the bonus and remuneration) for the years ended December 31, 2014 and 2013. Material differences between such estimated amounts and the amounts proposed by the board of directors on or before the parent company only financial statements are authorized for issue are adjusted in the year the bonus and remuneration were recognized. If there is a change in the proposed amounts after the parent company only financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. If a share bonus is resolved to be distributed to employees, the number of shares is determined by dividing the amount of the share bonus by the closing price (after considering the effect of cash and stock dividends) of the shares of the day immediately preceding the shareholders’ meeting.

Under Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs”, the Company should appropriate or reverse to a special reserve. Any special reserve appropriated may be reversed to the extent that the net debit balance reverses and thereafter distributed.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s capital surplus. Legal reserve may be used to offset deficits. If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s capital surplus, the excess may be transferred to capital or distributed in cash.

The appropriations of earnings for 2013 and 2012 resolved at the Company’s annual shareholders’ meetings in June 2014 and June 2013, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2013	For Year 2012	For Year 2013	For Year 2012
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$1,568,907	$1,309,136
Special reserve	(309,992)	309,992
Cash dividends	10,156,005	7,987,974	$1.30	$1.05

	$11,414,920	$9,607,102

The bonus to employees and the remuneration to directors and supervisors for 2013 and 2012 distributed in cash were also approved in the aforementioned shareholders’ meetings. The information was as follows:

	For Year 2013	For Year 2012
	NT$	NT$

Bonus to employees	$1,587,300	$1,147,223
Remuneration to directors and supervisors	144,000	228,000

The appropriations of earnings for 2012 were proposed according to the Corporation’s financial statements for the year ended December 31, 2012, which were prepared in accordance with the former Regulations Governing the Preparation of Financial Reports by Securities Issuers and ROC GAAP.

The differences between the resolved amounts of the bonus to employees and remuneration to directors and supervisors and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2013 and 2012 were deemed changes in estimates. The difference was NT$385 thousand and NT$38,644 thousand and had been adjusted in earnings for the years ended December 31, 2014 and 2013, respectively.

Information regarding the bonus to employees and the remuneration to directors and supervisors resolved by the shareholders’ meeting is available on the Market Observation Post System website of the TSE.

d.	Special reserve appropriated in accordance with the local regulations

On January 1, 2013, the Company appropriated to the special reserve of NT$3,353,938 thousand relating to the exchange differences on translating foreign operations transferred to retained earnings in accordance with the local regulations.

e.	Accumulated other comprehensive income

1)	Exchange differences on translating foreign operations

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Balance at January 1	$(525,521)	$(3,210,248)
Share of exchange difference of subsidiaries and associates accounted for using the equity method	5,066,674	2,684,727

Balance at December 31	$4,541,153	$(525,521)

2)	Unrealized gain on available-for-sale financial assets

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Balance at January 1	$426,246	$355,254
Unrealized gain (loss) arising on revaluation of available-for-sale financial assets	(15,648)	42,904
Cumulative loss (gain) reclassified to profit or loss on disposal of available-for-sale financial assets	18,024	(650)
Share of unrealized gain on available-for-sale financial assets of subsidiaries and associates accounted for using the equity method	98,156	28,738

Balance at December 31	$526,778	$426,246

3)	Cash flow hedges

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Balance at January 1	$(3,279)	$(3,755)
Cumulative loss arising on changes in fair value of hedging instruments reclassified to profit or loss - Interest rate swap contracts	—	4,524
Income tax related to cash flow hedges	—	(769)
Share of cash flow hedges of subsidiaries accounted for using the equity method	3,279	(3,279)

Balance at December 31	$—	$(3,279)

f.	Treasury shares (in thousand shares)

There was no change in the Company’s shares held by subsidiaries in 2014 and 2013. The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries (in thousand shares)	Carrying amount	Fair Value
		NT$	NT$

December 31, 2014

ASE Test	88,200	$1,380,721	$3,360,438
J&R Holding	46,704	381,709	1,779,413
ASE Test, Inc.	10,979	196,677	418,291

	145,883	$1,959,107	$5,558,142

December 31, 2013

ASE Test	88,200	$1,380,721	$2,443,153
J&R Holding	46,704	381,709	1,293,694
ASE Test, Inc.	10,979	196,677	304,112

	145,883	$1,959,107	$4,040,959

The Company issued ordinary shares in connection with its merger with its subsidiaries. The shares held by its subsidiaries were reclassified from investments accounted for using the equity method to treasury shares on the proportion owned by the Company.

Under the Securities and Exchange Act in the ROC, the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as rights to dividends and voting. The subsidiaries holding treasury shares, however, retain shareholders’ rights except the rights to participate in any share issuance for cash and voting.

In February 2015, the board of directors approved to repurchase up to 120,000 thousand of the Company’s ordinary shares which will be used for equity conversion of convertible overseas bonds to be issued in the future. The shares to be repurchased account for 1.53% of our total issued shares, at prices between NT$32.0 to NT$55.0 per share during the period from March 2, 2015 to April 30, 2015. The Company will keep buying back if the prices is under the lower limit.

19.	PROFIT BEFORE INCOME TAX

a.	Other income

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Interest income - mainly from bank deposit	$6,848	$20,021
Rental income	75,395	74,069
Dividends income	32,126	22,435

	$114,369	$116,525

b.	Other gains (losses)

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Net gain arising on financial instruments held for trading	$1,571,545	$773,778
Net gain (losses) on financial assets designated as at FVTPL	164,104	(6,553)
Gains (losses) on disposal of property, plant and equipment and other intangible assets	(17,769)	138,864
Foreign exchange loss, net	(1,759,676)	(535,293)
Loss on damages and claims	(92,959)	(920,732)
Others	142,798	146,202

	$8,043	$(403,734)

c.	Finance costs

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Total interest expense for financial liabilities measured at amortized cost	$1,039,746	$834,082
Less: Amounts included in the cost of qualifying property, plant and equipment	(47,204)	(34,937)
	992,542	799,145
Loss arising on derivatives as designated hedging instruments in cash flow hedge accounting relationship reclassified from equity to profit or loss	—	4,524
Other finance costs	9,432	13,500

	$1,001,974	$817,169

The annual interest rates of capitalized borrowing costs included in qualifying property, plant and equipment was 1.12%-1.98% and 1.54%-1.84% for the years ended December 31, 2014 and 2013, respectively.

d.	Depreciation and amortization

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Property, plant and equipment	$12,667,954	$10,778,678
Intangible assets	109,809	114,366

Total	$12,777,763	$10,893,044

Summary of depreciation by function
Operating costs	$11,824,860	$9,959,066
Operating expenses	843,094	819,612

	$12,667,954	$10,778,678

Summary of amortization by function
Operating costs	$22,419	$13,369
Selling and marketing expenses	109	109
General and administration expenses	58,476	72,764
Research and development expenses	28,805	28,124

	$109,809	$114,366

e.	Employee benefits expense

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Post-employment benefits (Note 17)
Defined contribution plans	$716,293	$545,268
Defined benefit plans	115,427	83,598
	831,720	628,866
Equity-settled share-based payments	82,408	194,601
Salary, incentives and bonus	19,829,602	15,940,181
Other employee benefits	2,258,744	1,746,508

	$23,002,474	$18,510,156

Summary of employee benefits expense by function
Operating costs	$16,273,648	$13,020,858
Operating expenses	6,728,826	5,489,298

	$23,002,474	$18,510,156

As of December 31, 2014 and 2013, the Company had 29,563 and 24,879 employees, respectively.

20. INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Current income tax
In respect of the current year	$1,464,096	$667,659
Adjustments for prior years	27,218	5,966
In respect of the income derived outside the ROC	23,074	176
	1,514,388	673,801

Deferred income tax
In respect of the current year	1,006,317	1,032,268

Income tax expense recognized in profit or loss	$2,520,705	$1,706,069

A reconciliation of income tax expense calculated at the statutory rate and income tax expense recognized in profit or loss was as follows:

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Profit before income tax	$26,113,372	$17,395,143

Income tax expense calculated at the statutory rate (17%)	$4,439,273	$2,957,174
Nontaxable expense in determining taxable income	54,879	63,080
The origination and reversal of temporary differences	(2,337,894)	(1,963,333)
Tax-exempt income	(353,881)	(129,222)
Additional income tax on unappropriated earnings	462,781	348,426
Loss carry-forward and income tax credits currently used	(801,062)	(608,466)
Net deferred income tax	1,006,317	1,032,268
Adjustments for prior years	27,218	5,966
Payment of income tax in respect of the income derived outside the ROC	23,074	176

Income tax expense recognized in profit or loss	$2,520,705	$1,706,069

b.	Income tax recognized in other comprehensive income

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Deferred income tax
Actuarial loss on defined benefit plan	$2,753	$(42,676)
Fair value changes of hedging instruments for cash flow hedges	—	(769)

	$2,753	$(43,455)

c.	Deferred tax assets and liabilities

The movements of deferred tax assets and deferred tax liabilities were as follows:

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehen-sive Income	Balance at December 31
	NT$	NT$	NT$	NT$

Year ended December 31, 2014

Temporary differences
Property, plant and equipment	$(1,879,400)	$(844,743)	$—	$(2,724,143)
Defined benefit obligation	414,161	(34,306)	2,753	382,608
Others	114,744	108,288	—	223,032
	(1,350,495)	(770,761)	2,753	(2,118,503)
Investment credits	477,307	(235,556)	—	241,751

	$(873,188)	$(1,006,317)	$2,753	$(1,876,752)

Year ended December 31, 2013

Temporary differences
Property, plant and equipment	$(1,057,630)	$(821,770)	$—	$(1,879,400)
Defined benefit obligation	461,780	(4,943)	(42,676)	414,161
Others	138,893	(23,380)	(769)	114,744
	(456,957)	(850,093)	(43,445)	(1,350,495)
Investment credits	659,482	(182,175)	—	477,307

	$202,525	$(1,032,268)	$(43,445)	$(873,188)
d.	Items for which no deferred tax assets have been recognized

	December 31
	2014	2013
	NT$	NT$

Investment credits	$124,184	$622,945

The unrecognized investment credits will expire through 2015.

e.	Information about unused investment credits and tax-exemption

As of December 31, 2014, unused investment credits comprised of:

	Remaining Creditable Amount
Laws and Statutes	NT$	Expiry Year

Statute for Upgrading Industries	$365,935	2015

As of December 31, 2014, profits attributable to the following expansion projects were exempted from income tax for a 3 or 5-year period:

Tax-exemption Period

Construction and expansion of 2004 by the Company	2012.01-2016.12
Construction and expansion of 2005 by the Company	2012.01-2016.12
Construction and expansion of 2007 by Power ASE Technology, Inc. which was merged into the Company	2013.01-2015.12
Construction and expansion of 2008 by the Company.	2014.01-2018.12

In addition, the Company had an unused project for construction and expansion of 2007.

f.	Unrecognized deferred tax liabilities associated with investments

As of December 31, 2014 and 2013, the taxable temporary differences associated with investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$6,934,791 thousand and NT$5,898,380 thousand, respectively.

g.	Integrated income tax

As of December 31, 2014 and 2013, unappropriated earnings were all generated on and after January 1, 1998. As of December 31, 2014 and 2013, the balance of the Imputation Credit Account (“ICA”) was NT$934,038 thousand and NT$733,341 thousand, respectively.

The creditable ratio for the distribution of earnings of 2014 and 2013 was 6.19% (estimated) and 6.10% (actual), respectively.

Under the Integrated Income Tax System, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid in the ROC by the Company on earnings generated after January 1, 1998. Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to reduce the withholding income tax on dividends. Starting from 2015, the allowed tax credit is adjusted to 50% of the income tax paid in the ROC by the Company for ROC resident shareholders or 50% of the 10% income tax on undistributed earnings for non-resident shareholders. An ICA is maintained by the Company for such income tax and the tax credit allocated to each shareholder. The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of dividend distribution. The expected creditable ratio for the 2014 earnings may be adjusted, depending on the ICA balance on the date of dividend distribution.

h.	Income tax assessments

Income tax returns of the Company have been examined by authorities through 2012. ASE Inc. disagreed with the result of examinations relating to its income tax returns for 2004 through 2008 and 2010 through 2012 and applied for appeal procedures. The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years.

21.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the year

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Profit for the year	$23,592,667	$15,689,074
Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	(260,925)	(131,756)
Convertible bonds	931,344	156,193

Earnings used in the computation of diluted earnings per share	$24,263,086	$15,713,511

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Years Ended December 31
	2014	2013

Weighted average number of ordinary shares in computation of basic earnings per share	7,687,930	7,508,539
Effect of potentially dilutive ordinary shares:
Convertible bonds	375,271	117,085
Employee share options	101,850	67,081
Bonus to employees	55,643	54,926

Weighted average number of ordinary shares in computation of diluted earnings per share	8,220,694	7,747,631

The Company is able to settle the bonuses paid to employees in cash or shares. The Company assumed that the entire amount of the bonus would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the shareholders approve the number of shares to be distributed to employees at their meeting in the following year.

22.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee share option plans

In order to attract, retain and reward employees, the Company has four employee share option plans for full-time employees of the Company and its subsidiaries. Each share option represents the right to purchase one ordinary share of the Company when exercised. Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date. The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

In December 2014, the board of directors approved the 5th employee share option plan.

Information about share options of the Company was as follows:

	For the Years Ended December 31
	2014		2013
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price Per Share	Options	Price Per Share
	(In Thousands)	(NT$)	(In Thousands)	(NT$)

Balance at January 1	285,480	$20.5	344,332	$20.3
Options forfeited	(1,515)	20.5	(3,307)	20.7
Options expired	(322)	13.5	(10)	7.4
Options exercised	(73,898)	19.7	(55,535)	19.3

Balance at December 31	209,745	20.7	285,480	20.5

Options exercisable, end of year	189,240	20.7	228,685	20.4

The weighted average share price at exercise dates of share options for the years ended December 31, 2014 and 2013 was NT$35.1 and NT$26.2, respectively.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2014	$11.1-13.5	0.4
	20.4-22.6	4.4

December 31, 2013	11.1-13.5	0.6
	20.4-22.6	5.4

ASE Mauritius Inc., a subsidiary of the Company, has an employee share option plan with the identical terms of the Company’s. 19,265 thousand share options were granted to the Company’s employees and none was exercised for the years ended December 31, 2014 and 2013. As of December 31, 2014 and 2013, 19,265 thousand share options were exercisable and the weighted average exercise price was US$1.7.

The terms of the share option plans granted in 2007, 2010 and 2011 by USIE were the same with those of the Company’s. In December 2014 and 2013, USIE had modified the terms of its share option plan granted in 2007 to extend the valid period from 11 years to 12 years and from 10 years to 11 years, respectively. The incremental fair value of NT$5,952 thousand and NT$8,492 thousand were all recognized as employee benefit expense in 2014 and 2013, respectively, since the options were all vested. 20,718 thousand share options of USIE were granted to the Company’s employees. There was no share options exercised or forfeited in 2014 and 2013, and 209 thousand share options were transferred to subsidiaries and 76 thousand share options were transferred into the Company from subsidiaries for the years ended December 31, 2014 and 2013, respectively. For the years ended December 31, 2014 and 2013 in respect of the share options granted by USIE to the Company’s employees, outstanding share options were 20,135 thousand units and 20,344 thousand units, respectively; 18,446 thousand units and 16,358 thousand units were exercisable, respectively; and the weighted average exercise prices were US$2.0 and US$1.9, respectively.

b.	Fair value of share options

The aforementioned share options granted were measured using the Black-Scholes Option Pricing Model or the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995), and the inputs to the models were as follows:

	ASE Inc.	ASE Mauritius Inc.	USIE

Share price/market price at the grant date	NT$28.60-30.65	US$1.7	US$1.53-2.62
Exercise prices	NT$28.60-30.65	US$1.7	US$1.53-2.94
Expected volatility	28.59%-40.82%	47.21%	32.48%-42.58%
Expected lives	10 years	10 years	10-12 years
Expected dividend yield	3.00%-4.00%	-	-
Risk free interest rates	1.56%-2.51%	3.87%-3.90%	1.63%-4.02%

Expected volatility was based on the historical share price volatility over the past 10 years of ASE Inc. and the comparable companies of ASE Mauritius Inc. and USIE, respectively. Under the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995), to allow for the effects of early exercise, the Group assumed that employees would exercise the options after vesting date when the share price was 1.58-1.69 times the exercise price.

Employee benefits expense recognized on employee share options was NT$110,157 thousand and NT$234,093 thousand for the years ended December 31, 2014 and 2013, respectively.

c.	New shares issued under cash capital increase reserved for subscription by employees

In July 2013, the board of directors approved the cash capital increase and, as required under the Company Act of the ROC, simultaneously granted options to employees to purchase 15% of such newly issued shares with such options exercisable within 3 days and vested when granted. The grant of the options was treated as employee options, accordingly a share-based compensation, and measured at fair value in accordance with IFRS 2. The Group recognized employee benefits expense and capital surplus of NT$26,708 thousand in full at the grant date (also the vested date), of which 1,960 thousand shares had not been vested, therefore, NT$3,626 thousand was reclassified from capital surplus-employee share options to capital surplus-issuance of ordinary shares.

Information about the Company’s employee share options related to the aforementioned newly issued shares was as follows:

	Number of Options (In Thousand)	Fair Value (NT$)

Balance at January 1, 2013	—	$—
Options granted	14,437	1.85
Options exercised	(12,477)	1.85
Options forfeited	(1,960)	—

Balance at December 31, 2013	—	—

Fair value was measured using the Black-Scholes Option Pricing Model and the inputs to the model were as follows:

Share price at the grant date	NT$27.95 per share
Exercise price	NT$26.10 per share

(Continued)

Expected volatility	17.98%
Expected lives	3 days
Expected dividend yield	-
Risk free interest rate	0.57%

(Concluded)

Expected volatility was based on the Company’s historical share prices volatility.

23.	NON-CASH TRANSACTIONS

a.	For the years ended December 31, 2014 and 2013, the Company entered into the following non-cash investing activities which were not reflected in the parent company only statements of cash flows:

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Investing activities affecting both cash and non-cash item
Purchase of property, plant and equipment	$27,572,214	$15,218,488
Capitalized borrowing costs	(47,204)	(34,937)
Increase in prepayments for property, plant and equipment	30,453	13,080
Decrease (increase) in payables	(1,696,412)	852,120

	$25,859,051	$16,048,751

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$206,009	$539,258
Decrease (increase) in other receivables	(18,951)	146,626

	$187,058	$685,884

b.	The Company merged Yang Ting on 30 August, 2013 (the record date) and the related assets and liabilities of Yang Ting were as follows:

NT$

Cash	$13,191
Trade receivables	46,613
Other receivables (including other receivables form related parties)	38,677
Other current assets	54,292
Property, plant and equipment	937,535
Other non-current assets	1,122
1,091,430

Short-term borrowings	(669,318)
Trade payables (including trade payables to related parties)	(1,590)
Other payables	(34,202)
Other current liabilities	(163)
Long-term borrowings	(650,000)
(1,355,273)

Net assets acquired	$(263,843)

24.	OPERATING LEASE ARRANGEMENTS

The Company lease the land on which its buildings are located under various operating lease agreements with the ROC government expiring through December 2033. The agreements grant the Company the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Company leases buildings, machinery and equipment under operating leases.

The Company recognized rental expense of NT$479,838 thousand and NT$274,490 thousand for the years ended December 31, 2014 and 2013, respectively.

25.	CAPITAL MANAGEMENT

The capital structure of the Company consists of debt and equity. The Company manages its capital to ensure that the Company will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance. Key management personnel of the Company periodically reviews the cost of capital and the risks associated with each class of capital. In order to balance the overall capital structure, the Company may adjust the amount of dividends paid to shareholders, the number of new shares issued or repurchased, and the amount of new debt issued or existing debt redeemed.

The Company is not subject to any externally imposed capital requirements except those discussed in Note 14.

26.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

1)	Fair value of financial instruments that are not measured at fair value

Except bonds payable measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

The carrying amounts and the fair value of bonds payable as of December 31, 2014 and 2013, respectively, were as follows:

	Carrying Amount	Fair Value
	NT$	NT$

December 31, 2014	$19,270,613	$19,828,076
December 31, 2013	18,152,195	18,773,778

2)	Fair value measurements recognized in the parent company only balance sheets

The following table provides an analysis of financial instruments that are measured at fair value subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

a)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

b)	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

c)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for those assets or liabilities that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2014

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$—	$100,500	$—	$100,500

Derivative financial assets
Swap contracts	—	1,888,449	—	1,888,449
Forward exchange contracts	—	1,234	—	1,234

	$—	$1,990,183	$	$1,990,183

Available-for-sale financial assets
Open-end mutual funds	$400,007	$—	$—	$400,007
Limited Partnership	—	—	438,953	438,953
Unquoted shares	—	—	103,194	103,194

	$400,007	$—	$542,147	$942,154

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$—	$2,520,606	$—	$2,520,606
Swap contracts	—	13,726	—	13,726
Forward exchange contracts	—	6,086	—	6,086

	$—	$2,540,418	$—	$2,540,418

December 31, 2013

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$—	$100,500	$—	$100,500
Derivative financial assets
Swap contracts	—	195,964	—	195,964
Forward exchange contracts	—	5,809	—	5,809

	$—	$302,273	$—	$302,273

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Available-for-sale financial assets
Open-end mutual funds	$2,301,824	$—	$—	$2,301,824
Quoted shares	10,323	—	—	10,323
Limited partnership	—	—	457,756	457,756
Private-placement shares	—	69,655	—	69,655
Unquoted shares	—	—	65,146	65,146

	$2,312,147	$69,655	$522,902	$2,904,704

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$—	$1,742,996	$—	$1,742,996
Swap contracts	—	33,950	—	33,950
Forward exchange contracts	—	11,882	—	11,882
Cross currency swap contracts	—	4,180	—	4,180
Foreign currency option contracts	—	644	—	644

	$—	$1,793,652	$—	$1,793,652

(Concluded)

For assets and liabilities held as of December 31, 2014 and 2013 that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

3)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments with no quoted prices classified as available-for-sale financial assets - non-current. Reconciliations for the years ended December 31, 2014 and 2013 were as follows:

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Balance at January 1	$522,902	$454,853
Purchases	38,793	30,000
Total gains (losses) recognized in other comprehensive income	(19,548)	38,049

Balance at December 31	$542,147	$522,902

As of December 31, 2014 and 2013, unrealized gain or loss recorded in other comprehensive income under the heading of unrealized gain (loss) on available-for-sale financial assets was nil.

4)	Valuation techniques and assumptions applied for the purpose of measuring fair value

The fair values of financial assets and financial liabilities were determined as follows:

a)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets were determined with reference to quoted market prices (includes quoted shares and open-end mutual funds). The fair value of private-placement shares was derived using quoted market prices and adjusted for the liquidity discount due to the selling restrictions relating to the lock-up period. The liquidity discount was the option value using the Black-Scholes Model with all observable inputs.

b)	The fair values of derivative instruments were calculated using quoted prices. Where such prices were not available, a discounted cash flow analysis was performed using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives. These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value. The estimates and assumptions used by the Company were consistent with those that market participants would use in pricing financial instruments.

c)	The fair value of the Company’s investments in unquoted shares on Level 3 fair value measurement were measured using market approach based on investees’ recent financing activities, technical development, valuation of investees comparable companies, market conditions and other economic indicators.

d)	Except the aforementioned, the fair values of other financial assets and financial liabilities were measured using the generally accepted pricing models based on a discounted cash flow analysis.

b.	Categories of financial instruments

	December 31
	2014	2013
	NT$	NT$
Financial assets

FVTPL
Designated as at FVTPL	$100,500	$100,500
Held for trading	1,889,683	201,773
Available-for-sale financial assets	942,154	2,904,704
Loans and receivables (Note 1)	34,476,934	30,663,272

Financial liabilities

FVTPL
Held for trading	2,540,418	1,793,652
Measured at amortized cost (Note 2)	101,542,763	90,947,486

Note 1: The balances included loans and receivables measured at amortized cost which comprised cash, trade receivables (including trade receivables from related parties), other receivables (including loans to related parties) and other financial assets.

Note 2: The balances included financial liabilities measured at amortized cost which comprised short-term borrowings, trade and other payables (including payables to related parties), bonds payable, long-term borrowings and long-term payables.

c.	Financial risk management objectives and policies

The derivative instruments used by the Company are to mitigate risks arising from ordinary business operations. All derivative transactions entered into by the Company are designated as either hedging or trading. Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities. The currencies and the amount of derivative instruments held by the Company must match its hedged assets and liabilities denominated in foreign currencies.

The Company’s risk management department monitors risks to mitigate risk exposures, reports unsettled position, transaction balances and related gains or losses to the Company’s chief financial officer on monthly basis.

1)	Market risk

The Company’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Gains or losses arising from fluctuations in foreign currency exchange rates of a variety of derivative financial instruments were approximately offset by those of hedged items. Interest rate risk was not significant due to the cost of capital was expected to be fixed.

There had been no change to the Company’s exposure to market risks or the manner in which these risks were managed and measured.

a)	Foreign currency exchange rate risk

The Company had sales and purchases as well as financing activities denominated in foreign currency which exposed the Company to foreign currency exchange rate risk. The Company entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.

The carrying amounts of the Company’s foreign currency denominated monetary assets and liabilities as well as derivative instruments which exposed the Company to foreign currency exchange rate risk at each balance sheet date are presented in Note 31.

The Company was principally subject to the impact to exchange rate fluctuation in U.S. dollars and Japanese yen against NT$. 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Company and its subsidiaries. The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ would be NT$3,400 thousand and NT$11,800 thousand for the years ended December 31, 2014 and 2013, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. As the year-end exposure did not reflect the exposure for the years ended December 31, 2014 and 2013, the abovementioned sensitivity analysis was unrepresentative of those years.

b)	Interest rate risk

Except bonds payable at fixed interest rates, the Company was exposed to interest rate risk because the Company borrowed funds at floating interest rates. Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise.

The carrying amounts of the Company’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2014	2013
	NT$	NT$
Fair value interest rate risk
Financial liabilities	$21,736,100	$20,866,340

Cash flow interest rate risk
Financial assets	11,432,949	15,099,100
Financial liabilities	57,040,407	55,071,138

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Company’s profit before income tax for the years ended December 31, 2014 and 2013 would have decreased or increased approximately by NT$456,000 thousand and NT$400,000 thousand, respectively.

c)	Other price risk

The Company was exposed to equity price risk through its investments in available-for-sale financial assets. If equity prices were 1% higher or lower, other comprehensive income before income tax for the years ended December 31, 2014 and 2013 would have increased or decreased approximately by NT$9,500 thousand and NT$30,000 thousand, respectively.

In addition, the Company was also exposed to the Company’s ordinary share price risk through Bonds Options recognized as financial liabilities held for trading. 7% is the sensitivity rate used when reporting price risk internally to key management personnel. If the Company’s ordinary share price increased or decreased by 7%, profit before income tax for the years ended December 31, 2014 would have decreased approximately by NT$651,000 thousand, or increased approximately by NT$608,000 thousand, respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk arises from cash, receivables and other financial assets. The Company’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

The Company dealt with counterparties creditworthy and has a credit policy and trade receivable management procedures to ensure recovery and evaluation of trade receivables. The Company’s counterparties consisted of a large number of customers and banks and there was no significant concentration of credit risk exposure.

3)	Liquidity risk

The Company manages liquidity risk by maintaining adequate working capital and banking facilities to fulfill the demand for cash flow used in the Company’s operation and capital expenditure. In addition, some creditors to the Company’s current liabilities are the Company’s subsidiaries, and there’s no risk of obligation for prompt repayments. The Group also monitors its compliance with all the loan covenants. Liquidity risk is not considered to be significant.

In the table below, financial liabilities with a repayment on demand clause were included in the earliest time band regardless of the probability of counter-parties choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities were based on the agreed repayment dates.

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

December 31, 2014

Non-derivative financial liabilities
Non-interest bearing	$8,339,715	$8,817,318	$66,299	$—	$—
Floating interest rate liabilities	11,462,504	2,025,963	26,638,522	17,648,985	—
Fixed interest rate liabilities	582,373	778,550	568,920	21,862,951	—

	$20,384,592	$11,621,831	$27,273,741	$39,511,936	$—

December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	$4,868,363	$8,112,531	$69,735	$894,150	$—
Floating interest rate liabilities	10,577,776	1,888,157	23,238,634	20,246,035	—
Fixed interest rate liabilities	—	—	116,000	20,154,000	—

	$15,446,139	$10,000,688	$23,424,369	$41,294,185	$—
The amounts included above for floating interest rate instruments for non-derivative financial liabilities was subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement. When the amounts payable or receivable are not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2014

Gross settled
Forward exchange contracts
Inflows	$520,506	$—	$—
Outflows	(525,390)	—	—
	(4,884)	—	—

Swap contracts
Inflows	4,234,700	3,323,250	31,808,250
Outflows	(4,064,710)	(3,147,315)	(30,099,780)
	169,990	175,935	1,708,470

	$165,106	$175,935	$1,708,470

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2013

Net settled
Forward exchange contracts	$3,520	$1,010	$—

Gross settled
Forward exchange contracts
Inflows	$538,147	$239,271	$—
Outflows	(549,902)	(238,440)	—
	(11,755)	831	—

Swap contracts
Inflows	5,215,875	4,127,993	22,353,750
Outflows	(5,180,715)	(4,077,792)	(22,111,060)
	35,160	50,201	242,690

Interest rate swap contracts
Inflows	2,910	—	—
Outflows	—	—	—
	2,910	—	—

Cross currency swap contracts
Inflows	175	356	596,801
Outflows	—	—	(598,600)
	175	356	(1,799)

	$26,490	$51,388	$240,891

(Concluded)

27.	RELATED PARTY TRANSACTIONS

The significant transactions between the Company and its related parties are summarized as follows:

a.	Sales

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Subsidiaries	$9,375,056	$3,319,713

b.	Purchases

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Subsidiaries	$4,840,949	$4,646,653

Terms of the transactions with related parties were not significantly different from those with non-related parties. The credit terms with related parties are mainly 60 days. Unrealized gross profit from the transactions with related parties had been eliminated.

c.	Receivables from related parties

		December 31,
		2014	2013
		NT$	NT$

Trade receivables from related parties	Subsidiaries	$5,082,423	$2,418,651

Other receivables from related parties	Subsidiaries	$36,699	$46,191
	Associates	—	11

		$36,699	$46,202

d.	Payables to related parties (excluding loans from related parties)

		December 31,
		2014	2013
		NT$	NT$

Accounts payables to related parties	Subsidiaries	$1,223,750	$1,074,901

Other payables to related parties	Subsidiaries	$1,840,573	$1,545,387
	Associates	6,328	28,920

		$1,846,901	$1,574,307

The outstanding payables to related parties of the Company will be paid in cash and no collateral were provided. The Company did not hold any collateral over the trade receivables from related parties. The Company had not provided an allowance for doubtful debts on receivables from related parties for the years ended December 31, 2014 and 2013.

e.	Acquisition of property, plant and equipment

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Subsidiaries	$559,544	$304,844
Associates	4,889,732	1,553,280

	$5,449,276	$1,858,124

f.	Disposal of property, plant and equipment:

	For the Years Ended December 31
	2014		2013
	Proceeds	Gain from disposal	Proceeds	Gain from disposal
	NT$	NT$	NT$	NT$

Subsidiaries	$118,358	$1,299	$457,464	$19,703

g.	Loans from related parties

	December 31
	2014	2013
	NT$	NT$

Subsidiaries	$28,806,723	$16,533,498

The interest rates of loans from related parties were not significantly different from normal market rates.

h.	Endorsements/Guarantees provided

	December 31
	2014	2013
	NT$	NT$

Subsidiaries	$12,905,228	$19,903,442

NT$16,392,750 thousand were not drawdown from the amount that the Company had provided endorsement/guarantees as of December 31, 2013 and, as a result, the Company’s board of directors resolved to cancel the endorsement/guarantees.

i.	Other relate party transactions

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Service expenses incurred to subsidiaries	$920,727	$744,643
Donations to related parties	115,000	—

	$1,035,727	$744,643

j.	Compensation to key management personnel

	For the Years Ended December 31
	2014	2013
	NT$	NT$

Short-term employee benefits	$632,920	$461,049
Post-employment benefits	1,404	1,805
Share-based payments	29,125	31,206

	$663,449	$494,060

The compensation to the Company’s key management personnel is determined according to personal performance and market trends.

28.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 9, the Company provided time deposits of NT$181,283 thousand and NT$180,837 thousand as collateral for the tariff guarantees of imported raw materials and guarantees for hiring foreign labor as of December 31, 2014 and 2013, respectively.

29.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Company as of each balance sheet date were as follows:

a.	Significant commitments

1)	As of December 31, 2014 and 2013, unused letters of credit of the Company were approximately NT$59,300 thousand and NT$85,500 thousand, respectively.

2)	As of December 31, 2014 and 2013, the amounts that the Company has committed to purchase property, plant and equipment were approximately NT$5,564,000 thousand and NT$2,934,000 thousand, respectively, of which NT$641,684 thousand and NT$528,631 thousand had been prepaid, respectively.

3)	In consideration of corporate social responsibility for environmental protection, the Company’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan. In January 2015, the Company’s board of directors approved to contribute NT$100,000 thousand to ASE Foundation for continuously implementing environmental effort in promoting the related domestic environmental protection and public service activities.

b.	Non-cancellable operating lease commitments

December 31, 2014
NT$

Less than 1 year	$118,580
1-5 years	143,330
More than 5 years	146,510

$408,420

30.	SIGNIFICANT SUBSEQUENT EVENTS

To enhance operational flexibility via structural adjustments, the board of directors of the Company’s subsidiary, Universal Scientific Industrial Co., Ltd. (“USI”), resolved in January 2015 the spin-off of its investment business as well as capital reduction of NT$16,012,966 thousand by reducing 1,601,297 thousand shares (a reduction ratio of 97.56%), and will assign its investment business to USIINC, a newly established business entity. As the consideration of the business value to be spun-off by USI, USIINC will issue 1,000,000 thousand new ordinary shares to the shareholders of USI. Based on the shareholdings on the record date of the spin-off, the shareholders of USI will receive 609.27 shares of USIINC’s ordinary share in exchange of each 1,000 shares of USI’s ordinary share. The tentative record date of the spin-off is March 6, 2015. After the spin-off, the Company will have control over both USI and USIINC, and the spin-off will not have material impact on the financial position and business operation of the Company.

31.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The significant assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2014

Monetary financial assets
US$	$2,119,319	US$1=NT$31.65	$67,076,446
JPY	3,319,802	JPY1=NT$0.2646	878,420

Monetary financial liabilities
US$	2,131,682	US$1=NT$31.65	67,467,735
JPY	3,111,135	JPY1=NT$0.2646	823,206

December 31, 2013

Monetary financial assets
US$	1,924,848	US$1=NT$29.805	57,370,095
JPY	3,844,089	JPY1=NT$0.2839	1,091,337

Monetary financial liabilities
US$	1,968,832	US$1=NT$29.805	58,681,038
JPY	3,386,605	JPY1=NT$0.2839	961,457

32.       OTHERS

On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) issued an official letter No. Kao-Shih-Huan-Chu-Tu-Tzu 10243758100 and an administrative sanction letter No. Kao-Shih-Huan-Chu-Shui-Chu-Tzu 30-102-120022 (“the Administrative Decision”). The Administrative Decision was to suspend the operation at ASE K7 Plant's wafer-level process where nickel is used and impose a fine of NT$110,065 thousand, which has been recorded under the line item of other income and expenses for the year ended December 31, 2013. On April 7, 2014, the amount of the fine was amended to NT$109,359 thousand by the KEPB. On January 17, 2014, the Company retained lawyers to file an administrative appeal to nullify the Administrative Decision with the Kaohsiung City Government, but the administrative appeal was dismissed. The Company next retained lawyers to file an administrative complaint to revoke the part of the Administrative Decision pertaining to the fine, and the case is being heard by the Kaohsiung High Administrative Court. As to the suspended operation at ASE K7 Plant's wafer-level process where nickel is used, the KEPB issued official letter No. Kao-Shih-Huan-Chu-Tu-Tzu 10343171000, on December 15, 2014, to grant the resumption.

Meanwhile, owing to the event above, on January 3, 2014, the Kaohsiung District Prosecutors Office charged the Company with violation of the Waste Disposal Act and the judgment was handed down on October 20, 2014, in which the Company was fined NT$3,000 thousand, recorded under the line item of other income and expenses for the year ended December 31, 2014, for violation of Article 47 of the Waste Disposal Act. The Company filed an appeal against the judgment, and the case is being heard by the Taiwan High Court's Kaohsiung Branch Court.

33.       ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for ASE Inc.:

a.	Financial provided: Please see Table 1 attached;

b.	Endorsement/guarantees provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchase from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Note 7;

j.	Names, locations, and related information of investees over which ASE Inc. exercises significant influence (excluding information on investment in Mainland China): Please see Table 8 attached;

k.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: None;

2)	Any of the following significant transactions with investee companies in mainland China, either directly or indirectly through a third party, and their prices, payment terms, and unrealized gains or losses:

a)	The amount and percentage of purchases and the balance and percentage of the related payables at the end of the period: Please see Table 6 attached;

b)	The amount and percentage of sales and the balance and percentage of the related receivables at the end of the period: None;

c)	The amount of property transactions and the amount of the resultant gains or losses: No significant transactions;

d)	The balance of negotiable instrument endorsements or guarantees or pledges of collateral at the end of the period and the purposes: None;

e)	The highest balance, the end of period balance, the interest rate range, and total current period interest with respect to financing of funds: None;

f)	Other transactions that have a material effect on the profit or loss for the period or on the financial position, such as the rendering or receiving of services: None.

TABLE 1

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

															Financing Limits for	Financing Company's
			Financial Statement	Related	Maximum Balance		Amount		Nature for	Transaction	Reason for	Allowance for	Collateral		Each Borrowing	Total Financing
No.	Financing Company	Counter-party	Account	Party	for the year	Ending Balance	Actual Drawn	Interest Rate	Financing	Amounts	Financing	Bad Debt	Item	Value	Company (Note 1)	Amount Limits (Note 2)
1	A.S.E. Holding Limited	The Company	Other receivables	Yes	$2,404,365	$2,088,900	$2,088,900	0.55～0.57	The need for short-term	$-	Operating capital	$-	-	$-	$2,927,288	$5,854,576

2	J & R Holding Limited	The Company	Other receivables	Yes	8,935,529	7,849,200	7,849,200	0.55～1.00	The need for short-term	-	Operating capital	-	-	-	9,522,922	19,045,844
			form related parties						financing

3	ASE Test Limited	The Company	Other receivables	Yes	5,113,080	4,525,950	4,525,950	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	5,682,061	11,364,122
			form related parties						financing

4	ASE Test, Inc.	The Company	Other receivables	Yes	4,800,000	4,499,200	4,499,200	0.98～1.03	The need for short-term	-	Operating capital	-	-	-	5,452,799	10,905,598
			form related parties						financing

5	J&R Industrial Inc.	The Company	Other receivables	Yes	190,000	190,000	190,000	0.98～1.03	The need for short-term	-	Operating capital	-	-	-	198,616	397,232
			form related parties						financing

6	ASE (Korea) Inc.	The Company	Other receivables	Yes	1,582,500	1,582,500	1,582,500	3.15～3.17	The need for short-term	-	Operating capital	-	-	-	3,017,323	6,034,646
			form related parties						financing

7	USI Enterprise Limited	The Company	Other receivables	Yes	4,431,000	4,431,000	4,431,000	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	6,424,787	12,849,573
			form related parties						financing
8	Huntington Holdings	The Company	Other receivables	Yes	1,740,750	1,740,750	1,740,750	0.55～0.56	The need for short-term	-	Operating capital	-	-	-	7,343,287	14,686,574
	International Co., Ltd.		form related parties						financing

9	Real Tech Holdings	The Company	Other receivables	Yes	1,675,850	474,750	474,750	0.55～0.57	The need for short-term	-	Operating capital	-	-	-	6,882,164	13,764,328
	Limited		form related parties						financing

10	Omniquest Industrial	The Company	Other receivables	Yes	2,548,300	1,424,250	1,424,250	0.55～0.56	The need for short-term	-	Operating capital	-	-	-	3,218,935	6,437,871
	Limited		form related parties						financing

Note 1: Limit amount of lending to a company shall not exceed 20% of the net worth of the company.

Note 2: The total amount of such financing facility shall not exceed 40% of the amount of the net worth of the lending company.

TABLE 2

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

				Limits on Endorsement					Ratio of Accumulated	Maximum			Guarantee
	Endorsement/			/Guarantee Amount				Amount of Endorsement/	Endorsement/Guarantee to	Endorsement	Guarantee	Guarantee	Provided to
	Guarantee Provider	Guaranteed Party		Provided to Each	Maximum Balance		Amount Actually	Guarantee Collateralized	Net Equity per Latest	/Guarantee Amount	Provided by	Provided by	Subsidiaries
No.	Name	Name	Nature of Relationship	Guaranteed Party (Note 1)	for the Year	Ending Balance	Drawn	by Properties	Financial Statement	Allowable (Note 2)	Parent Company	A Subsidiary	in Mainland CHINA
0	The Company	Anstock Limited	100% voting shares	$45,065,086	$3,568,862	$2,804,922	$2,616,614	$-	1.87	$60,086,781	Yes	No	No
			indirectly owned by		(Note3)	(Note3)
the Company

		USI Enterprise Limited	99% voting shares	45,065,086	16,758,500	-	-	-	-	60,086,781	Yes	No	No
			indirectly owned by		(Note3)
the Company

		Anstock II Limited	100% voting shares	45,065,086	10,100,306	10,100,306	9,585,235	-	6.72	60,086,781	Yes	No	No
			indirectly owned by		(Note3)	(Note3)
the Company

Note 1: The ceilings on the amounts for any single entity is permitted to make in endorsements/guarantees shall not exceed 30% of total equity of shareholders according to “The Process of make in endorsements/guarantees” of ASE.

Note 2: The ceilings on the aggregate amounts are permitted to make in endorsements/guarantees shall not exceed 40% of total equity of shareholders according to “The Process of make in endorsements/guarantees” of ASE.

Note 3: Amount was included principal and interest.

TABLE 3

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

				December 31, 2014
		Relationship with				Percentage of
Held Company Name	Marketable Securities Type and Name	the Company	Financial Statement Account	Shares/ Units	Carrying Value	Ownership (%)	Fair Value	Note
The Company	Stock
	H&HH Venture Investment Corporation	-	Available-for-sale financial assets - non-current	4,435,245	$21,927	15	$21,927
	H&D Venture Capital Investment Corporation	-	Available-for-sale financial assets - non-current	3,879,310	22,718	13	22,718
	Claridy Solutions, Inc.	-	Available-for-sale financial assets - non-current	12,611	58	-	58
	Asia Pacifical Emerging Industry Venture Capital Co, Ltd.	-	Available-for-sale financial assets - non-current	6,000,000	58,491	7	58,491
	StarChips Technology Inc.	-	Available-for-sale financial assets - non-current	333,334	-	6	-

	Bond
	AMPI Second Private of Domestic Unsecured	-	Financial assets at fair value through profit	1,000	100,500	-	100,500
	Convertible Bonds		or loss - current

	Limited Liability Partnership
	Ripley Cable Holdings I, L.P.	-	Available-for-sale financial assets - non-current	-	438,953	4	438,953

	Fund
	Mega Diamond Money Market Fund	-	Available-for-sale financial assets - current	32,504,205	400,007	-	400,007

TABLE 4

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

				Nature of	Beginning Balance		Acquisition		Disposal				Ending Balance
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Relationship	Shares/Units	Amount (Note 1)	Shares/Units	Amount	Shares/Units	Amount	Carrying Value	Gain/Loss on Disposal	Shares/Units	Amount (Note)
The Company	Fund
	Yuanta De- Bao Money Market Fund	Available-for-sale financial assets - current	-	-	24,719,982	$290,381	25,536,262	$300,000	50,256,244	$591,347	$590,000	$1,347	-	$-
	Jih Sun Money Market	Available-for-sale financial assets - current	-	-	20,087,832	290,402	20,749,327	300,000	40,837,159	591,356	590,000	1,356	-	-
	UPAMC James Bond Money Market Fund	Available-for-sale financial assets - current	-	-	17,779,195	290,384	18,365,923	300,000	36,145,118	591,318	590,000	1,318	-	-
	Franklin Templeton SinoAm Money Market Fund	Available-for-sale financial assets - current	-	-	-	-	29,759,838	300,000	29,759,838	300,818	300,000	818	-	-
	Mega Diamond Money Market Fund	Available-for-sale financial assets - current	-	-	-	-	32,504,205	400,000	-	-	-	-	32,504,205	400,007

Note: Including the adjustment to fair value.

TABLE 5

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

							Prior Transaction of Related Counter-party
Company			Transaction Date			Nature of			Transfer			Purpose of	Other
Name	Types of Property	Transaction Date	(Tax excluded)	Payment Term	Counter-party	Relationships	Owner	Relationships	Date	Amount	Price Reference	Acquisition	Terms
The Company	The Buildings, Located at No. 566、	July 10, 2014	$4,540,086	Paid	HC	Associate	-	-	-	$-	Based on independent	To facilitate the future	None
	568、570 B1 and 572, Sec. 1,		(Tax excluded)								professional appraisal	production expansion
	Chung-Hwa Rd., Chungli										reports	plan
	City, Taoyuan County

	Facilities and equipment of ASE's	January 03, 2014~	426,677	There is 104,995 thousand will	Aircare Engineering	None	-	-	-	-	Request for quotation,	Facilities and equipment	None
	Kaohsiung factory	December 11, 2014	(Tax excluded)	be paid after acceptance check.	Corp.						price comparison	expansion
											and price negotiation

	The plant and facility construction	January 07, 2014~	349,646	There is 4,620 thousand will	Hu Hwa Construction	Associate	-	-	-	-	Based on independent	The wastewater treatment	None
	of a new ”green building” project	November 09, 2014	(Tax excluded)	be paid after acceptance check.	Co., Ltd.						professional appraisal	for further construction
	in Nantze Export Processing Zone,										reports, request for	and plant expansion
	Kaohsiung City										quotation, price
											comparison and
											price negotiation

	Pumping and drainage works, etc.	January 09, 2014~	399,154	There is 114,189 thousand will	Kun Lin Engineering	None	-	-	-	-	Request for quotation,	Facilities and equipment	None
		December 23, 2014	(Tax excluded)	be paid after acceptance check.	Co., Ltd.						price comparison	expansion
											and price negotiation

	Facilities and equipment of ASE's	January 10, 2014~	307,025	There is 95,142 thousand will	Chia Wang Technology	None	-	-	-	-	Request for quotation,	Facilities and equipment	None
	Kaohsiung factory	December 24, 2014	(Tax excluded)	be paid after acceptance check.	Engineering Co., Ltd.						price comparison	expansion
											and price negotiation

TABLE 6

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

										Notes/Accounts Payable or Receivable
			Transaction Details					Abnormal Transaction
Buyer	Related Party	Relationships	Purchases/							Ending Balance	% to Total	Note
			Sales	Amount	% to Total		Payment Terms	Unit Price	Payment Terms
The Company	ASE (Shanghai) Inc.	Subsidiary	Purchases	$2,033,164		8	Net 60 days from the end	$-	-	$(615,718)	(8)	Note
							of the month of when
							invoice is issued
	ASE Electronics Inc.	Subsidiary	Purchases	2,657,642		10	Net 60 days from the end	-	-	(605,628)	(7)	Note
							of the month of when
							invoice is issued

	ISE Labs, Inc.	Subsidiary	Sales	(130,681)		-	Net 45 days from invoice	-	-	13,192	-	Note
							date
	Universal Scientific	Subsidiary	Sales	(8,907,167)		(9)	Net 60 days from the end	-	-	4,994,846	23	Note
	Industrial Co., Ltd.						of the month of when
							invoice is issued
	ASE Japan Co., Ltd.	Subsidiary	Sales	(172,358)	-		Net 60 days from the end	-	-	31,286	-	Note
							of the month of when
							invoice is issued

TABLE 7

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars)

				Turnover	Overdue		Amounts Received	Allowance for
Company Name	Related Party	Relationships	Ending Balance	Rate	Amount	Actions Taken	in Subsequent Period	Bad Debts
The Company	Universal Scientific Industrial Co., Ltd.	Subsidiary	$4,994,846	2	$203,068	Continued collection	$3,485,786	$-

TABLE 8

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2014

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount				Balance as of December 31, 2014			Net Income	Share of Profits/Losses
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2014		December 31, 2013		Shares	Percentage of Ownership	Carrying Value	(Losses) of the Investee	of Investee	Note
The Company	A.S.E. Holding Limited	Bermuda	Investment activities	US$	283,966 thousand	US$	283,966 thousand	243,966	100	$14,367,500	$633,375	$621,744	Subsidiary
	J & R Holding Limited	Bermuda	Investment activities	US$	479,693 thousand	US$	479,693 thousand	435,128	100	45,150,552	2,304,535	2,129,949	Subsidiary
	ASE Marketing & Service Japan Co., Ltd.	Japan	Engaged in marketing and sales services	JPY	60,000 thousand	JPY	60,000 thousand	1,200	100	24,972	1,316	1,316	Subsidiary
	Omniquest Industrial Limited	British Virgin Islands	Investment activities	US$	250,504 thousand	US$	250,504 thousand	250,504,067	71	11,044,272	736,363	509,186	Subsidiary
	Innosource Limited	British Virgin Islands	Investment activities	US$	86,000 thousand	US$	86,000 thousand	86,000,000	100	3,965,686	163,878	160,657	Subsidiary
	HCK	Taiwan	Engaged in the leasing of real estate properties		$390,470		$390,470	35,497,273	27	342,138	(40,338)	(11,016)	Associate
	HC	Taiwan	Engaged in the development, construction and		2,845,913		2,845,913	68,629,782	26	1,351,400	884,976	6,159	Associate
			leasing of real estate properties

	USI	Taiwan	Engaged in the manufacturing, processing and		21,356,967		21,356,967	1,625,015,916	99	36,711,064	3,005,865	2,363,353	Subsidiary
			sale of computers, computer peripherals
			and related accessories

	ASE Test, Inc.	Taiwan	Engaged in the testing of semiconductors		20,698,867		20,698,867	851,997,366	100	26,941,503	3,074,899	3,060,691	Subsidiary
	Luchu Development Corporation	Taiwan	Engaged in the development of real estate properties		1,366,238		1,366,238	131,961,457	67	1,315,326	(1,929)	(1,294)	Subsidiary
	AMPI	Taiwan	Engaged in integrated circuit		178,861		-	33,308,452	18	99,052	(361,860)	(103,869)	Associate
	StarChips Technology Inc.	Taiwan	Engaged in manufacturing, product desing, intellectual property		-		84,000	-	-	-	-	-	Transfer to
			and global transaction										Available-for

THE CONTENTS OF STATEMENTS OF MAJOR

ACCOUNTING ITEMS

ITEM	STATEMENT INDEX

MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH	1
STATEMENT OF FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS - CURRENT	Note 7
STATEMENT OF TRADE RECEIVABLES, NET	2
STATEMENT OF OTHER RECEIVABLES	3
STATEMENT OF INVENTORIES	4
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	5
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 12
STATEMENT OF CHANGES IN ACCUMULATED DEPRECIATION AND ACCUMULATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT	Note 12
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 13
STATEMENT OF DEFERRED INCOME TAX ASSETS	Note 20
STATEMENT OF SHORT-TERM BORROWINGS	6
STATEMENT OF LONG-TERM BORROWINGS	7
STATEMENT OF FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS - CURRENT	Note 7
STATEMENT OF TRADE PAYABLES	8
STATEMENT OF OTHER PAYABLES	Note 16, Table 1
STATEMENT OF BONDS PAYABLE	Note 15
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF OPERATING REVENUE	9
STATEMENT OF OPERATING COSTS	10
STATEMENT OF OPERATING EXPENSES	11
STATEMENT OF OTHER INCOME AND EXPENSES, NET	Note 19
STATEMENT OF FINANCE COSTS	Note 19
STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION	Note 19

STATEMENT 1

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF CASH

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Description	Amount

Cash on hand	Including US$10 thousand @31.65, JPY18 thousand @0.2646, HKD1 thousand @4.08, CNY4 thousand @5.1724 and NT$1,393 thousand	$ 1,739

Cash in banks
Checking accounts and demand deposits		3,616,452
Foreign currency deposits	Including US$223,765 thousand @31.65, JPY1,352,503 thousand @0.2646 and EUR5,102 thousand @38.47	7,636,326

		$ 11,254,517

STATEMENT 2

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF TRADE RECEIVABLES, NET

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Client Name	Amount	Amount Overdue Over 1 Year

Non-Related Parties
Company A	$1,566,008	$5,368
Company B	1,770,368	—
Company C	1,123,332	—
Others (Note)	12,037,727	4,503
	16,497,435	$9,871

Less: Allowance for doubtful accounts	23,931

	16,473,504

Related Parties
USI	4,994,846
Others (Note)	87,577
	5,082,423

	$21,555,927

Note: The amount for each individual included in others does not exceed 5% of the account balance.

STATEMENT 3

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF OTHER RECEIVABLES

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Item	Amount	Remark

Non-Related Parties
Turnkey transaction	$1,265,351	Mainly from turnkey services.
Others (Note)	148,656

Related Parties	36,699

	$1,450,706

Note:	The amount for each individual included in others does not exceed 5% of the account balance.

STATEMENT 4

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

DECEMBER 31, 2014

STATEMENT OF INVENTORIES

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Net Realizable Value

Raw materials	$3,467,274	$3,459,238

Supplies	316,515	315,209

Work in process	209,411	335,861

Finished goods	245,301	436,799

Materials and supplies in transit	85,167	85,167

	$4,323,668	$4,632,274

STATEMENT 5

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Balance at January 1, 2014		Additions (Note 1)		Decrease (Note 1)		Balance at December 31, 2014			Fair Value or Net Assets Value (Note 2)
Investees	Shares	Amount	Shares	Amount	Shares	Amount	Shares	%	Amount	Unit Price	Total Amount	Collateral

Ordinary Shares
Quoted shares
HC	68,629,782	$1,163,196	—	$188,204	—	$—	68,629,782	26.2	$1,351,400	$20.8	$1,427,499	Nil
Unquoted shares
J&R Holding	435,128	41,497,251	—	3,653,301	—	—	435,128	100.0	45,150,552	109,426.7	47,614,609	Nil
USI	1,422,457,910	25,877,089	202,558,006	10,833,975	—	—	1,625,015,916	99.2	36,711,064	21.7	35,267,918	Nil
ASE Test, Inc.	585,565,200	23,429,925	266,432,166	3,511,578	—	—	851,997,366	100.0	26,941,503	32.0	27,263,995	Nil
ASE Holding	243,966	12,969,126	—	1,398,374	—	—	243,966	100.0	14,367,500	59,993.7	14,636,439	Nil
Omniquest	250,504,067	10,003,686	—	1,040,586	—	—	250,504,067	70.6	11,044,272	45.4	11,367,670	Nil
Innosource	86,000,000	3,635,314	—	330,372	—	—	86,000,000	100.0	3,965,686	46.2	3,969,201	Nil
Luchu	131,961,457	1,316,917	—	—	—	1,294	131,961,457	67.1	1,315,623	10.0	1,315,623	Nil
HCK	39,047,000	353,154	—	—	3,549,727	11,016	35,497,273	27.3	342,138	9.6	342,138	Nil
ASE MS Japan	1,200	25,316	—	—	—	344	1,200	100.0	24,972	20,810.1	24,972	Nil
StarChips	2,000,000	47,856	—	—	2,000,000	47,856	—	—	—	—	—	Nil
AMPI	—	—	33,308,452	100,000	—	948	33,308,452	18.2	99,052	5.6	184,862	Nil
		120,318,830		21,056,390		61,458			141,313,762		$143,414,926

Less: Deferred gain on transfer of land		300,149		—		—			300,149

Reclassified from investments accounted for using the equity method to treasury shares		1,959,107		—		—			1,959,107

Accumulated Impairment -		47,856		—		47,856			—
StarChips

		$118,011,718		$21,056,390		$13,602			$139,054,506

Note 1: The aforementioned changes included share of profit or loss, other comprehensive income and cash dividends received from subsidiaries and associates.

Note 2: Fair value represented the closing prices of ordinary shares as of the balance sheet date; net assets value was based on the investees’ financial statements and the Company’s shareholdings.

STATEMENT 6

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF SHORT-TERM BORROWINGS

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Type	Balance at December 31, 2014	Contract Period	Range of Interest Rates (%)	Loan Commitments	Collateral

Unsecured revolving bank loans
CITI Bank	$4,098,675	2014.12-2015.01	0.84	US$ 130,000	Nil
Mizuho Bank, Ltd.	2,900,000	2014.12-2015.01	0.98	US$ 150,000	Nil
Bank of America	1,819,200	2014.09-2015.03	0.83-1.10	US$ 100,000	Nil
SMBC Bank	1,020,516	2014.12-2015.01	0.82-0.84	US$ 80,000	Nil
HSBC Bank	580,000	2014.09-2015.01	0.98	US$ 50,000	Nil
Taiwan Bank	474,750	2014.12-2015.03	0.82	US$ 20,000	Nil
Mega Bank	443,100	2014.12-2015.06	0.85	US$ 65,000	Nil
China Construction	300,000	2014.12-2015.01	0.86	US$ 10,000	Nil
Bank
	$11,636,241

STATEMENT 7

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF LONG-TERM BORROWINGS

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Annual Interest	Balance at December 31, 2014
Creditor Bank	Amount, Contract Period and Reimbursements	Rate (%)	Current Portion	Non-current Portion	Total	Collateral

Syndicated Bank Loan
Taiwan Bank	US$255,000 thousand and repayable in equal semiannually through July 2018.	1.41	$—	$8,070,750	$8,070,750	Nil

CITI Bank	US$34,286 thousand and repayable in equal semiannually through June 2015.	0.90	1,085,143	—	1,085,143	Nil

Working capital bank loans
Standard Chartered Bank	Repayable at maturity in December 2016.	1.16	—	2,500,000	2,500,000	Nil
CTBC Bank	Repayable in equal quarterly from July 2016 to July 2018.	1.28	—	1,500,000	1,500,000	Nil
CTBC Bank	Repayable in equal quarterly from August 2017 to August 2019.	1.28	—	1,500,000	1,500,000	Nil
Bank of Nova Scotia	US$36,000 thousand and repayable at maturity in January 2016.	1.03	—	1,139,400	1,139,400	Nil
HSBC Bank	US$34,000 thousand and repayable at maturity in November 2016.	1.10	—	1,076,100	1,076,100	Nil
Industrial Bank of Taiwan	Repayable in equal quarterly from August 2017 to August 2019.	1.27	—	1,000,000	1,000,000	Nil
HSBC Bank	Repayable at maturity in November 2016.	1.16	—	800,000	800,000	Nil
ANZ Bank	Repayable at maturity in August 2016.	1.16	—	500,000	500,000	Nil
Metrobank	Repayable at maturity in June 2016.	1.15	—	300,000	300,000	Nil

			1,085,143	18,386,250	19,471,393

	Less: Unamortized arrangement fee		—	30,696	30,696

			$1,085,143	$18,355,554	$19,440,697

STATEMENT 8

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF TRADE PAYABLES

DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount
Non – Related Party
NAN YA PRINTED CIRCUIT BOARD CORPORATION	$804,961
KINSUS INTERCONNECT TECHNOLOGY CORP.	500,131
UNIMICRON TECHNOLOGY CORP.	449,402
Others (Note)	5,211,269
6,965,763

Related Party
ASE (Shanghai) Inc.	615,718
ASE Electronics Inc.	605,629
Others (Note)	2,403
1,223,750

$8,189,513

Note: The amount for each individual in others does not exceed 5% of the account balance.

STATEMENT 9

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF OPERATING REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Item	Quantity (In Thousands)	Amount

Advanced Substrate or Integrated Circuit Leadframes (QFP、Flip Chip、BGA…, etc.)	13,750,911	$72,880,495

Others (Note)	4,030,676	23,797,605

		$96,678,100

Note: The amount for each individual in others does not exceed 10% of the transaction amount.

STATEMENT 10

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF OPERATING COSTS

FOR THE YEAR ENDED DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Item	Amount

Raw materials used
Balance, beginning of year	$2,997,252
Raw material purchased	26,541,178
Less: Others	517,887
Raw materials, end of year	3,467,274
Transferred to manufacturing or operating expenses	25,553,269
Direct labor	9,103,321
Manufacturing expenses	32,346,695
Manufacturing cost	67,003,285
Add: Work in process, beginning of year	126,423
Others	19,389
Less: Work in process, end of year	209,411
Cost of finished goods	66,939,686
Add: Finished goods, beginning of year	218,026
Less: Finished goods, end of year	245,301
Others	43,784
66,868,627
Others	448,307

$67,316,934

STATEMENT 11

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2014

(In Thousands of New Taiwan Dollars)

Item	Selling and Marketing Expenses	General and Administrative Expenses	Research and Development Expenses	Total

Payroll	$86,871	$2,595,137	$3,157,485	$5,839,493

Sales service charge	920,480	—	—	920,480

Depreciation	638	163,591	678,865	843,094

Repair, maintenance and factory supplies	78	128,000	304,052	432,130

Consumption-Tri Run and indirect material	52	39,127	386,104	425,283

Professional service fee	13	274,088	101,985	376,086

Employee insurance	5,155	137,261	226,689	369,105

Pension	2,851	96,751	125,650	225,252

Amortization	109	58,476	28,805	87,390

Others	93,869	1,029,596	463,330	1,586,795

	$1,110,116	$4,522,027	$5,472,965	$11,105,108

Appendix 6

Advanced Semiconductor Engineering, Inc.

2015 Individual Financial Statements and Auditor Report

Advanced Semiconductor Engineering, Inc.

Parent Company Only Financial Statements for the

Years Ended December 31, 2015 and 2014 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) as of December 31, 2015, December 31, 2014 and January 1, 2014, and the related statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Siliconware Precision Industries Co., Ltd. (“SPIL”) as of December 31, 2015 and for the year then ended were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts and information disclosed, is based on the report of the other auditors. The accompanying financial statements of the Company include its investments accounted for using the equity method in SPIL of NT$35,423,058 thousand, which was 12% of the Company’s total assets, as of December 31, 2015, and its share of the profit of SPIL of NT$410,937 thousand, which was 2% of the Company’s profit before income tax for the year ended December 31, 2015.

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those regulations and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, December 31, 2014 and January 1, 2014, and the results of operations and cash flows for the years ended December 31, 2015 and 2014, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

As discussed in Note 3 to the financial statements, the Company has applied the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), Interpretations of IFRS (IFRIC) and Interpretations of IAS (SIC) endorsed by the Financial Supervisory Commission of the Republic of China from January 1, 2015. Therefore, the Company retrospectively applied the aforementioned regulations, standards and interpretations and adjusted the affected items in the financial statements of the preceding periods.

The statements of major accounting items listed in the parent company only financial statements of the Company as of and for the year ended December 31, 2015 are presented for the purpose of additional analysis. Such statements have been subjected to the auditing procedures applied in our audits of the financial statements mentioned above. In our opinion, such statements are consistent in all material respects in relation to the financial statements as a whole.

March 16, 2016

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2015		December 31, 2014 (Adjusted)		January 1, 2014 (Adjusted)
ASSETS	NT$	％	NT$	％	NT$	％

CURRENT ASSETS
Cash (Notes 4 and 6)	$8,533,346	3	$11,254,517	4	$14,959,268	7
Financial assets at fair value through profit or loss -
current (Notes 4, 5 and 7)	1,503,196	1	1,990,183	1	302,273	-
Available-for-sale financial assets - current (Notes 4 and
8)	-	-	400,007	-	2,312,147	1
Trade receivables, net (Notes 4 and 9)	14,030,441	5	16,473,504	6	12,061,441	6
Trade receivables from related parties (Note 27)	2,281,805	1	5,082,423	2	2,418,651	1
Other receivables (Note 4)	1,367,621	-	1,414,007	1	962,907	-
Other receivables from related parties (Note 27)	161,080	-	36,699	-	46,202	-
Inventories (Notes 4, 5 and 10)	3,769,108	1	4,323,668	2	3,642,616	2
Other current assets	485,422	-	508,010	-	303,545	-

Total current assets	32,132,019	11	41,483,018	16	37,009,050	17

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current (Notes 4 and 8)	473,107	-	542,147	-	592,557	-
Investments accounted for using the equity method (Notes 3, 4 and 11)	189,994,170	62	139,053,527	53	117,942,583	53
Property, plant and equipment (Notes 4, 12, 19, 23, 27 and 29)	80,375,695	26	77,640,995	30	63,122,172	29
Goodwill (Notes 4 and 5)	958,620	1	958,620	-	958,620	-
Other intangible assets (Notes 4, 5, 13 and 19)	655,689	-	486,192	-	393,759	-
Deferred tax assets (Notes 3, 4 and 20)	906,821	-	1,019,802	1	1,020,588	1
Other financial assets - non-current (Note 4)	209,817	-	215,784	-	214,803	-
Long-term prepayments for lease	80,887	-	195,879	-	19,141	-
Other non-current assets	156,113	-	131,181	-	72,761	-

Total non-current assets	273,810,919	89	220,244,127	84	184,336,984	83

TOTAL	$305,942,938	100	$261,727,145	100	$221,346,034	100

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2015		December 31, 2014 (Adjusted)		January 1, 2014 (Adjusted)
LIABILITIES AND STOCKHOLDERS’ EQUITY	NT$	％	NT$	％	NT$	％

CURRENT LIABILITIES
Short-term borrowings (Note 14)	$11,231,973	4	$11,636,241	4	$11,721,924	5
Commercial papers and bank acceptances payable (Note14)	4,348,054	1	-	-	-	-
Financial liabilities at fair value through profit or loss - current (Notes 4, 5 and 7)	2,669,605	1	2,540,418	1	1,793,652	1
Trade payables	6,801,383	2	6,965,763	3	6,239,588	3
Trade payables to related parties (Note 27)	910,211	1	1,223,750	-	1,074,901	1
Other payables (Notes 16 and 17)	10,565,591	3	12,352,075	5	7,941,207	4
Other payables to related parties (Note 27)	40,191,954	13	30,653,624	12	18,107,805	8
Current tax liabilities (Notes 4 and 20)	1,685,349	1	1,617,605	1	803,419	-
Current portion of bonds payable (Notes 4 and 15)	12,162,192	4	-	-	-	-
Current portion of long-term borrowings (Note 14)	-	-	1,085,143	-	1,028,571	-
Other current liabilities	738,805	-	493,126	-	448,069	-

Total current liabilities	91,305,117	30	68,567,745	26	49,159,136	22

NON-CURRENT LIABILITIES
Bonds payable (Notes 4 and 15)	13,938,894	5	19,270,613	8	18,152,195	8
Long-term borrowings (Note 14)	37,424,607	12	18,355,554	7	25,787,145	12
Deferred tax liabilities (Notes 4 and 20)	3,774,152	1	2,897,155	1	1,892,418	1
Long-term payables (Note 16)	-	-	-	-	894,150	-
Net defined benefit liabilities (Notes 3, 4, 5 and 17)	2,287,072	1	2,415,654	1	2,496,350	1
Other non-current liabilities	297,092	-	1,517	-	19,783	-

Total non-current liabilities	57,721,817	19	42,940,493	17	49,242,041	22

Total liabilities	149,026,934	49	111,508,238	43	98,401,177	44

EQUITY (Notes 3, 4 and 18)
Share capital
Ordinary shares	79,029,290	26	78,525,378	30	77,560,040	35
Capital received in advance	156,370	-	189,801	-	620,218	-
Total share capital	79,185,660	26	78,715,179	30	78,180,258	35
Capital surplus	23,757,099	8	16,013,058	6	7,920,220	4
Retained earnings
Legal reserve	12,649,145	4	10,289,878	4	8,720,971	4
Special reserve	3,353,938	-	3,353,938	1	3,663,930	2
Unappropriated earnings	40,180,986	13	38,737,422	15	26,521,201	12
Total retained earnings	56,184,069	17	52,381,238	20	38,906,102	18
Other equity	5,081,689	2	5,068,539	2	(102,616)	-
Treasury shares	(7,292,513)	(2)	(1,959,107)	(1)	(1,959,107)	(1)

Total equity	156,916,004	51	150,218,907	57	122,944,857	56

TOTAL	$305,942,938	100	$261,727,145	100	$221,346,034	100

(Concluded)

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 16, 2016)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Years Ended December 31
	2015		2014 (Adjusted)
	NT$	％	NT$	％

OPERATING REVENUE (Note 4)	$94,206,807	100	$96,678,100	100

OPERATING COSTS (Notes 3, 10, 17 and 19)	69,059,001	73	67,301,431	70

GROSS PROFIT	25,147,806	27	29,376,669	30

OPERATING EXPENSES (Notes 3, 17 and 19)
Selling and marketing expenses	1,100,826	1	1,110,054	1
General and administrative expenses	4,788,073	5	4,517,187	5
Research and development expenses	5,366,121	6	5,470,440	5

Total operating expenses	11,255,020	12	11,097,681	11

PROFIT FROM OPERATIONS	13,892,786	15	18,278,988	19

NON-OPERATING INCOME AND EXPENSES
Other income (Note 19)	451,354	-	114,369	-
Other gains, net (Note 19)	722,437	1	8,043	-
Finance costs (Note 19)	(1,166,632)	(1)	(1,001,974)	(1)
Share of the profit of subsidiaries, associates and joint ventures (Notes 3 and 4)	8,533,407	9	8,761,700	9

Total non-operating income and expenses	8,540,566	9	7,882,138	8

PROFIT BEFORE INCOME TAX	22,433,352	24	26,161,126	27

INCOME TAX EXPENSE (Notes 3, 4, 5 and 20)	2,954,479	3	2,524,604	2

PROFIT FOR THE YEAR	19,478,873	21	23,636,522	25

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefits obligation	39,710	-	(27,602)	-
Share of other comprehensive income of subsidiaries, associates and joint ventures	(119,176)	-	17,528	-
Income tax relating to items that will not be reclassified subsequently	(6,751)	-	4,693	-
	(86,217)	-	(5,381)	-

Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on available-for-sale financial assets	(36,166)	-	2,376	-

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Years Ended December 31
	2015		2014 (Adjusted)
	NT$	％	NT$	％

Share of other comprehensive income of subsidiaries, associates and joint ventures	$49,316	-	$5,168,779	5
	13,150	-	5,171,155	5

Other comprehensive income (loss) for the year, net of income tax	(73,067)	-	5,165,774	5

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$19,405,806	21	$28,802,296	30

EARNINGS PER SHARE (Note 21)
Basic	$2.55		$3.07
Diluted	$2.44		$2.96

(Concluded)

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 16, 2016)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

								Other Equity
								Exchange Differences	Unrealized Gain on
	Share Capital			Retained Earnings				on	Available-for-
	Shares (In Thousands)	Amount	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Translating Foreign Operations	sale Financial Assets	Cash Flow Hedges	Total	Treasury Shares	Total Equity

BALANCE AT JANUARY 1, 2014	7,787,827	$78,180,258	$7,908,870	$8,720,971	$3,663,930	$26,608,253	$38,993,154	$(525,521)	$426,246	$(3,279)	$(102,554)	$(1,959,107)	$123,020,621
Effect of retrospective application	-	-	11,350	-	-	(87,052)	(87,052)	(62)	-	-	(62)	-	(75,764)
ADJUSTED BALANCE AT JANUARY 1, 2014	7,787,827	78,180,258	7,920,220	8,720,971	3,663,930	26,521,201	38,906,102	(525,583)	426,246	(3,279)	(102,616)	(1,959,107)	122,944,857
Change in capital surplus from investments in associates accounted for using the equity method	-	-	26,884	-	-	-	-	-	-	-	-	-	26,884
Profit for the year ended December 31, 2014 (After Adjusted)	-	-	-	-	-	23,636,522	23,636,522	-	-	-	-	-	23,636,522
Other comprehensive income (loss) for the year ended December 31, 2014, net of income tax (After Adjusted)	-	-	-	-	-	(5,381)	(5,381)	5,067,344	100,532	3,279	5,171,155	-	5,165,774
Total comprehensive income for the year ended December 31, 2014 (After Adjusted)	-	-	-	-	-	23,631,141	23,631,141	5,067,344	100,532	3,279	5,171,155	-	28,802,296
Appropriation of 2013 earnings
Legal reserve	-	-	-	1,568,907	-	(1,568,907)	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(10,156,005)	(10,156,005)	-	-	-	-	-	(10,156,005)
Special reserve	-	-	-	-	(309,992)	309,992	-	-	-	-	-	-	-
	-	-	-	1,568,907	(309,992)	(11,414,920)	(10,156,005)	-	-	-	-	-	(10,156,005)
Issue of dividends received by subsidiaries from the Company	-	-	188,790	-	-	-	-	-	-	-	-	-	188,790
Partial disposal of interests in subsidiaries and additional acquisition of majority-owned subsidiaries	-	-	6,877,099	-	-	-	-	-	-	-	-	-	6,877,099
Issue of ordinary shares under employee share options	73,898	534,921	1,000,065	-	-	-	-	-	-	-	-	-	1,534,986

ADJUSTED BALANCE AT DECEMBER 31, 2014	7,861,725	78,715,179	16,013,058	10,289,878	3,353,938	38,737,422	52,381,238	4,541,761	526,778	-	5,068,539	(1,959,107)	150,218,907

Equity component of convertible bonds issued by the Company (Note 18)	-	-	214,022	-	-	-	-	-	-	-	-	-	214,022
Change in capital surplus from investments in associates and joint ventures accounted for using the equity method	-	-	150	-	-	-	-	-	-	-	-	-	150
Profit for the year ended December 31, 2015	-	-	-	-	-	19,478,873	19, 478,873	-	-	-	-	-	19,478,873
Other comprehensive income (loss) for the year ended December 31, 2015, net of income tax	-	-	-	-	-	(86,217)	(86,217)	(48,191)	61,341	-	13,150	-	(73,067)
Total comprehensive income (loss) for the year ended December 31, 2015	-	-	-	-	-	19,392,656	19,392,656	(48,191)	61,341	-	13,150	-	19,405,806
Appropriation of 2014 earnings
Legal reserve	-	-	-	2,359,267		(2,359,267)	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(15,589,825)	(15,589,825)	-	-	-	-	-	(15,589,825)
	-	-	-	2,359,267		(17,949,092)	(15,589,825)	-	-	-	-	-	(15,589,825)
Acquisition of treasury shares	-	-	-	-	-	-	-	-	-	-	-	(5,333,406)	(5,333,406)
Issue of dividends received by subsidiaries from the Company	-	-	292,351	-	-	-	-	-	-	-	-	-	292,351
Partial disposal of interests in subsidiaries and additional acquisition of majority-owned subsidiaries (Note 11)	-	-	7,197,510	-	-	-	-	-	-	-	-	-	7,197,510
Changes in percentage of ownership interest in subsidiaries			(564,344)	-	-	-	-	-	-	-	-	-	(564,344)
Issue of ordinary shares under employee share options	48,703	470,481	604,352	-	-	-	-	-	-	-	-	-	1,074,833

BALANCE AT DECEMBER 31, 2015	7,910,428	$79,185,660	$23,757,099	$12,649,145	$3,353,938	$40,180,986	$56,184,069	$4,493,570	$588,119	$-	$5,081,689	($7,292,513)	$156,916,004

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 16, 2016)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$22,433,352	$26,161,126
Adjustments for:
Depreciation expense	14,630,862	12,667,954
Amortization expense	139,065	109,809
Net gain on fair value change of financial assets and liabilities at fair value through profit or loss	(2,089,130)	(1,735,649)
Interest expenses	1,136,748	992,542
Compensation cost of employee share options	89,768	82,408
Share of profit of subsidiaries, associates and joint venture	(8,533,407)	(8,761,700)
Impairment loss recognized on non-financial assets	374,201	335,797
Others	1,014,001	1,414,695
Changes in operating assets and liabilities
Financial assets held for trading	3,407,552	889,176
Trade receivables	2,443,202	(4,412,063)
Trade receivables from related parties	2,800,618	(2,663,772)
Other receivables	14,924	(419,790)
Other receivables from related parties	(27,049)	(2,856)
Inventories	279,328	(851,607)
Other current assets	(47,362)	(230,071)
Financial liabilities held for trading	(1,047,740)	(258,775)
Trade payables	(164,380)	726,175
Trade payables to related parties	(313,539)	148,849
Other payables	(1,239,689)	1,865,052
Other payables to related parties	9,176	312,412
Other current liabilities	44,553	52,772
Net defined benefit liabilities	(88,872)	(108,298)
	35,266,182	26,314,186
Dividend received	456,044	87,030
Interest paid	(709,474)	(644,433)
Income tax paid	(1,903,810)	(706,640)

Net cash generated from operating activities	33,108,942	25,050,143

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	(22,059,285)	(25,266,850)
Proceeds from disposal of financial assets designated as at fair value through profit or loss	22,404,777	25,430,954
Purchase of available-for-sale financial assets	(1,322)	(1,941,283)
Proceeds on sale of available-for-sale financial assets	433,165	3,809,325
Acquisition of equity method investments	(35,673,097)	(100,000)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Payments for property, plant and equipment	$(18,106,610)	$(25,859,051)
Proceeds from disposal of property, and plant equipment	114,976	187,058
Payments for intangible assets	(308,562)	(202,242)
Other investing activities	(18,842)	(282,825)

Net cash used in investing activities	(53,214,800)	(24,224,914)

CASH FLOWS FROM FINANCING ACTIVITIES
Net repayment of short-term borrowings	(404,268)	(85,683)
Proceeds from commercial papers and bank acceptances payable	4,347,406	-
Proceeds from issue of convertible bonds	6,136,425	-
Proceeds from long-term borrowings	36,638,397	28,718,192
Repayments of long-term borrowings	(19,237,092)	(36,739,806)
Increase in other payables to related parties	9,431,152	12,273,225
Dividends paid	(15,589,825)	(10,156,005)
Payments for acquisition of treasury shares	(5,333,406)	-
Proceeds from exercise of employee share options	1,003,789	1,458,088
Other financing activities	392,109	2,009

Net cash generated (used in) from financing activities	17,384,687	(4,529,980)

NET DECREASE IN CASH	(2,721,171)	(3,704,751)

CASH, AT THE BEGINNING OF THE YEAR	11,254,517	14,959,268

CASH, AT THE END OF THE YEAR	$8,533,346	$11,254,517

(Concluded)

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 16, 2016)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

NOTES TO PARENT COMPANY ONLY FINANCIAL STATEMENTS

(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated in Nantze Export Processing Zone under the laws of Republic of China (the “ROC”). In August 2004, the Company merged its subsidiaries, ASE (Chung Li) Inc. and ASE Material Inc., and established Chung-Li Branch. In August 2006, the Company spun-off and assigned its substrate production business to ASE Electronics Inc. In January 2011, the Company established Nan-Tou Branch. In May 2012, the Company merged its subsidiary, PowerASE Technology, Inc. In August 2013, the Company merged its subsidiary, Yang Ting Tech Co., Ltd. The Company offers a comprehensive range of semiconductors packaging and testing services.

Since July 1989, the Company’s ordinary shares have been listed on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”. Since September 2000, the Company’s ordinary shares have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”).

The parent company only financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The parent company only financial statements were approved for issue by board of directors on March 16, 2016.

3.	APPLICATION OF NEW AND REVISED STANDARDS, AMENDMENTS AND INTERPRETATIONS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), Interpretations of IFRS (IFRIC), and Interpretations of IAS (SIC) endorsed by the FSC.

Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC on April 3, 2014, stipulated that the Company should apply the 2013 version of IFRS, IAS, IFRIC and SIC (collectively, the “IFRSs”) endorsed by the FSC and the related amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers starting January 1, 2015.

Except for the following, whenever applied, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of IFRSs would not have any material impact on the Company’s accounting policies:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the current standards.

Refer to Note 11 for related disclosures.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive, for example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The fair value measurements under IFRS 13 will be applied prospectively from January 1, 2015. Refer to Note 26 for related disclosures.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 requires items of other comprehensive income to be grouped into those items that (1) will not be reclassified subsequently to profit or loss; and (2) may be reclassified subsequently to profit or loss. Income taxes on related items of other comprehensive income are grouped on the same basis. Under current IAS 1, there were no such requirements.

The Company retrospectively applied the above amendments starting in 2015. Items that will not be reclassified subsequently to profit or loss are remeasurements of the defined benefit plans and share of remeasurements of the defined benefit plans of associates accounted for using the equity method. Items that may be reclassified to profit or loss are unrealized gain (loss) on available-for-sale financial assets and share of the other comprehensive income (except the share of the remeasurements of the defined benefit plans) of associates accounted for using the equity method. However, the application of the above amendments will not have any impact on the net profit, other comprehensive income (net of income tax), and total comprehensive income for the period.

4)	Revision to IAS 19 “Employee Benefits”

Revised IAS 19 requires the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminates the “corridor approach” permitted under current IAS 19 and accelerate the recognition of past service costs. The revision requires all remeasurements of the defined benefit plans to be recognized immediately through other comprehensive income in order for the net pension asset or liability to reflect the full value of the plan deficit or surplus. Remeasurement of the defined benefit plans is presented separately as other equity.

Furthermore, the interest cost and expected return on plan assets used in current IAS 19 are replaced with a “net interest” amount, which is calculated by applying the discount rate to the net defined benefit liability or asset. In addition, the revised IAS 19 introduces certain changes in the presentation of the defined benefit cost, and also includes more extensive disclosures.

On initial application of the revised IAS 19, the changes in cumulative employee benefit costs as of January 1, 2014 resulting from the retrospective application are adjusted to deferred tax assets, investments accounted for using the equity method, net defined benefit liabilities, retained earnings, capital surplus and other equity; however, the carrying amount of inventory is not adjusted. In addition, in preparing the parent company only financial statements for the year ended December 31, 2015, the Company elects not to present 2014 comparative information about the sensitivity analysis of the defined benefit obligation.

The initial application of the revised IAS 19 has no material impact on the current period. The impact on the prior reporting periods is set out below:

	As Originally Stated	Adjustments Arising from Retrospective Application	Adjusted
	NT$	NT$	NT$

Impact on Assets, Liabilities and Equity

December 31, 2014

Deferred tax assets	$1,020,403	$(601)	$1,019,802
Investment accounted for using the equity method	139,054,506	(979)	139,053,527
Net defined benefit liabilities	2,419,189	(3,535)	2,415,654
Retained earnings	52,397,278	(16,040)	52,381,238
Capital surplus	15,995,671	17,387	16,013,058
Other equity	5,067,931	608	5,068,539

January 1, 2014

Deferred tax assets	1,019,230	1,358	1,020,588
Investment accounted for using the equity method	118,011,718	(69,135)	117,942,583
Net defined benefit liabilities	2,488,363	7,987	2,496,350
Retained earnings	38,993,154	(87,052)	38,906,102
Capital surplus	7,908,870	11,350	7,920,220
Other equity	(102,554)	(62)	(102,616)

Impact on Total Comprehensive Income

Year ended December 31, 2014

Operating cost	67,316,934	(15,503)	67,301,431
Operating expense	11,105,108	(7,427)	11,097,681
Share of profits of subsidiaries, associates and joint ventures	8,736,876	24,824	8,761,700
Income tax expense	2,520,705	3,899	2,524,604
Net profit for the year	23,592,667	43,855	23,636,522

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(16,194)	(11,408)	(27,602)
Share of profits of subsidiaries, associates and joint ventures	(19,097)	36,625	17,528
Income tax relating to items that will not be reclassified subsequently	2,753	1,940	4,693
Impact on comprehensive income for the year, net of income tax	5,137,947	27,827	5,165,774
Total comprehensive income for the year	28,730,614	71,682	28,802,296

5)	Annual Improvements to IFRSs: 2009-2011 Cycle

Several standards including IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IAS 1 “Presentation of Financial Statements”, IAS 16 “Property, Plant and Equipment”,

IAS 32 “Financial Instruments: Presentation” and IAS 34 “Interim Financial Reporting” were amended in this annual improvement.

The amendments to IAS 1 clarify that an entity is required to present a balance sheet as at the beginning of the preceding period when a) it applies an accounting policy retrospectively, or makes a retrospective restatement or reclassifies items in its financial statements, and b) the retrospective application, restatement or reclassification has a material effect on the information in the balance sheet at the beginning of the preceding period. The amendments also clarify that related notes are not required to accompany the balance sheet at the beginning of the preceding period.

The initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of IFRSs in 2015 has material effect on the parent company only balance sheet as of January 1, 2014. In preparing the parent company only financial statements for the year ended December 31, 2015, the Company would present the parent company only balance sheet as of January 1, 2014 in accordance of the above amendments to IAS 1 and disclose related information in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, but the Company is not required to make disclosures about the line items of the balance sheet as of January 1, 2014.

b.	New IFRSs in issue but not yet endorsed by the FSC

On March 10, 2016, the FSC announced the scope of the 2016 version of IFRSs to be endorsed and will take effect from January 1, 2017. The scope includes all IFRSs that were issued by the IASB before January 1, 2016 and have effective dates on or before January 1, 2017, which means the scope excludes those that are not yet effective as of January 1, 2017 such as IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” and those with undetermined effective date. In addition, the FSC announced that the Company should apply IFRS 15 starting January 1, 2018. As of the date the parent company only financial statements were approved for issue, the FSC has not announced the effective dates of other new, amended and revised standards and interpretations.

The Company has not applied the following New IFRSs issued by the IASB but not yet endorsed by the FSC.

New IFRSs	Effective Date Announced by IASB (Note 1)

Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosures”	January 1, 2018
Amendment to IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IFRS 12 and IAS 28 “Investment Entities: Applying the Consolidation Exception”	January 1, 2016
Amendment to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
IFRS 14 “Regulatory Deferral Accounts”	January 1, 2016
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
IFRS 16 “Leases”	January 1, 2019
Amendment to IAS 1 “Disclosure Initiative”	January 1, 2016
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017

(Continued)

New IFRSs	Effective Date Announced by IASB (Note 1)

Amendments to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendments to IAS 16 and IAS 41 “Agriculture: Bearer Plants”	January 1, 2016
Amendment to IAS 19 “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendment to IAS 36 “Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets”	January 1, 2014
Amendment to IAS 27 “Equity Method in Separate Financial Statements”	January 1, 2016
Amendment to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”	January 1, 2014
IFRIC 21 “Levies”	January 1, 2014

(Concluded)

Note 1:     Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:     The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

The initial application of the above New IFRSs, whenever applied, would not have any material impact on the Company’s accounting policies, except for the following:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirement for the classification of financial assets is stated below:

For the Company’s debt instruments that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, their classification and measurement are as follows:

a)	For debt instruments, if they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method;

b)	For debt instruments, if they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments are derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Except for above, all other financial assets are measured at fair value through profit or loss. However, the Company make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The impairment of financial assets

IFRS 9 requires that impairment loss on financial assets is recognized by using the “Expected Credit Losses Model”. The credit loss allowance is required for financial assets measured at amortized cost, financial assets mandatorily measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, certain written loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. A loss allowance for full lifetime expected credit losses is required for a financial asset if its credit risk has increased significantly since initial recognition and is not low. However, a loss allowance for full lifetime expected credit losses is required for trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the Company takes into account the expected credit losses on initial recognition in calculating the credit-adjusted effective interest rate. Subsequently, any changes in expected losses are recognized as a loss allowance with a corresponding gain or loss recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	Amendment to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made consequential amendment to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that such disclosure of recoverable amounts is required only when an impairment loss has been recognized or reversed during the period. Furthermore, the Company is required to disclose the discount rate used in measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

3)	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2017.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

—	Identify the contract with the customer;

—	Identify the performance obligations in the contract;

—	Determine the transaction price;

—	Allocate the transaction price to the performance obligations in the contracts; and

—	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

4)	Amendment to IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”

The amendments stipulated that, when the Company sells or contributes assets that constitute a business (as defined in IFRS 3) to an associate or joint venture, the gain or loss resulting from the transaction is recognized in full. Also, when the Company loses control of a subsidiary that contains a business but retains significant influence or joint control, the gain or loss resulting from the transaction is recognized in full.

Conversely, when the Company sells or contributes assets that do not constitute a business to an associate or joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated. Also, when the Company loses control of a subsidiary that does not contain a business but retains significant influence or joint control in an associate or a joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated.

5)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the parent company only balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the parent company only statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the parent company only statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Company as lessor.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

6)	Amendments to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”

The amendment clarifies that the difference between the carrying amount of the debt instrument measured at fair value and its tax base gives rise to a temporary difference, even though there are unrealized losses on that asset, irrespective of whether the Company expects to recover the carrying amount of the debt instrument by sale or by holding it and collecting contractual cash flows.

In addition, in determining whether to recognize a deferred tax asset, the Company should assess a deductible temporary difference in combination with all of its other deductible temporary differences, unless the tax law restricts the utilization of losses to deduction against income of a specific type, in which case, a deductible temporary difference is assessed in combination only with other deductible temporary differences of the appropriate type. The amendment also stipulates that, when determining whether to recognize a deferred tax asset, the estimate of probable future taxable profit may include some of the Company’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the Company will achieve this, and that the estimate for future taxable profit should exclude tax deductions resulting from the reversal of deductible temporary differences.

Except for the above impact, as of the date the parent company only financial statements were approved for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and results of operations, and will disclose the relevant impact when the assessment is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance

The accompanying parent company only financial statements have been prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

b.	Basis of Preparation

The accompanying parent company only financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value.

The fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value measurement inputs are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

2)	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

3)	Level 3 inputs are unobservable inputs for the asset or liability.

When preparing the parent company only financial statements, the Company used equity method to account for its investment in subsidiaries, associates and joint ventures. In order for the amount of the net profit for the year, other comprehensive income for the year and total equity in the parent company only financial statements to be the same with the amounts attributable to owners of the Company in its consolidated financial statements, adjustments arising from the differences in accounting treatment between parent company only basis and consolidated basis were made to investments accounted for using the equity method, share of profit or loss of subsidiaries, associates and joint ventures and share of other comprehensive income of subsidiaries, associates and joint ventures in the parent company only financial statements.

c.	Classification of Current and Non-current Assets and Liabilities

Current assets include cash and those assets held primarily for trading purposes or to be realized within twelve months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, at more than twelve months after the balance sheet date. Current liabilities are obligations incurred for trading purposes or to be settled within twelve months after the balance sheet date and liabilities that do not have an unconditional right to defer settlement for at least twelve months after the balance sheet date. Assets and liabilities that are not classified as current are classified as non-current.

d.	Foreign Currencies

In preparing the parent company only financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the retranslation of non-monetary assets (such as equity instruments) or liabilities measured at fair value are included in profit or loss for the period at the rates prevailing at the balance sheet date except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income.

For the purposes of presenting the parent company only financial statements, the assets and liabilities of the Company’s foreign operations (including subsidiaries, associates and joint ventures operating in other countries or using currencies that are different from the Company’s) are translated into New Taiwan dollars using exchange rates prevailing at each balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising are recognized in other comprehensive income.

e.	Inventories

Inventories, including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies, work in process, finished goods, and materials and supplies in transit are stated at the lower of cost or net realizable value. Inventory write-downs are made by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale. Raw materials and supplies are recorded at moving average cost while work in process and finished goods are recorded at standard cost.

f.	Investment in subsidiaries

Investment in subsidiaries is accounted for using the equity method. A subsidiaries is an entity that is controlled by the company.

Under the equity method, an investment in a subsidiary is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the subsidiary as well as the distribution received. The Company also recognized its share of the changes in other equity of the subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company’s losing control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amount of the investment and the fair value of the consideration paid or received is recognized directly in equity.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets and liabilities of subsidiaries at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

Profits and losses from downstream transactions with subsidiaries are eliminated in full. Profits and losses from upstream with subsidiaries and sidestream transactions between subsidiaries are recognized in the Company’s parent company only financial statements only to the extent of interests in the subsidiaries that are not related to the Company.

g.	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Company uses the equity method to account for its investments in associates and joint ventures.

Under the equity method, investments in an associate and a joint venture are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate and joint venture. The Company also recognizes the changes in the Company’s share of equity of associates and joint venture.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized.

Gains and losses resulting from upstream, downstream and sidestream transactions between the Company and its associates or joint ventures are recognized in the Company’s parent company only financial statements only to the extent of interests in the associates or joint ventures that are not related to the Company.

h.	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Cost includes professional fees and borrowing costs eligible for capitalization. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Freehold land is not depreciated.

Depreciation on property, plant and equipment is recognized using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the sales proceeds and the carrying amount of the asset is recognized in profit or loss.

i.	Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units or groups of cash-generating units (referred to as cash-generating units) that are expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributed goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

j.	Other Intangible Assets

Other intangible assets with finite useful lives acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment. Other intangible assets are amortized using the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization methods are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis.

On derecognition of an intangible asset, the difference between the net disposal proceeds and the carrying amount of the asset are recognized in profit or loss.

k.	Impairment of Tangible and Intangible Assets Other than Goodwill

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets, excluding goodwill (see above), to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

l.	Financial Instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

1)	Financial assets

All regular way purchases or sales of financial assets are recognized or derecognized on a settlement date basis.

a)	Measurement category

The classification of financial assets held by the Company depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

i.	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified as at FVTPL when the financial assets are either held for trading or they are designated as at FVTPL.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

—	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

—	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

—	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

Fair value is determined in the manner described in Note 26.

ii.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are stated at fair value at each balance sheet date. Changes in the carrying amount of available-for-sale monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the unrealized gain (loss) on available-for-sale financial assets is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

iii.	Loans and receivables

Loans and receivables including cash, trade receivables, other receivables, other financial assets and debt investments with no active market are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

b)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been affected.

For financial assets carried at amortized cost, such as trade receivables and other receivables, assets that are assessed not to be impaired individually are, further, assessed for impairment on a collective basis. The Company assesses the collectability of receivables based on the Company’s past experience of collecting payments and observable changes that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the assets’ carrying amounts and the present value of estimated future cash flows, discounted at the financial assets’ original effective interest rates. If, in a subsequent period, the amount of the impairment loss decreases and the decreases can be objectively related to an event occurring after the impairment loss recognized, the previously recognized impairment loss is reversed either directly or by adjusting an allowance account through profit or loss. The reversal shall not result in carrying amounts of financial assets that exceed what the amortized cost would have been at the date the impairment is reversed.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period. In respect of available-for-sale equity securities, impairment loss previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade receivables that are written off against the allowance account.

c)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

2)	Equity instruments

Debt and equity instruments issued by the company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments issued by the company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized in and deducted directly from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3)	Financial liabilities

Financial liabilities are measured either at amortized cost using the effective interest method or at FVTPL. Financial liabilities measured at FVTPL are held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gain or loss arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest or dividend paid on the financial liability. Fair value is determined in the manner described in Note 26.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

4)	Derivative financial instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as financial liabilities.

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL.

5)	Convertible bonds

a)	Convertible bonds contain conversion option classified as an equity

The component parts of compound instruments (convertible bonds) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

On initial recognition, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or the instrument’s maturity date. Any embedded derivative liability is measured at fair value.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to capital surplus - share premium. When the conversion option remains unexercised at maturity, the balance recognized in equity will be transferred to capital surplus - share premium.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component.

b)	Convertible bonds contain conversion option classified as a liability

The conversion options component of the convertible bonds issued by the Company that will be settled other than by the exchange of a fixed amount of cash or other financial asset for a fixed number of the Company’s own equity instruments is classified as derivative financial liabilities.

On initial recognition, the derivative financial liabilities component of the convertible bonds is recognized at fair value, and the initial carrying amount of the component of non-derivative financial liabilities is determined by deducting the amount of derivative financial liabilities from the fair value of the hybrid instrument as a whole. In subsequent periods, the non-derivative financial liabilities component of the convertible bonds is measured at amortized cost using the effective interest method. The derivative financial liabilities component is measured at fair value and the changes in fair value are recognized in profit or loss.

Transaction costs that relate to the issue of the convertible bonds are allocated to the derivative financial liabilities component and the non-derivative financial liabilities component in proportion to their relative fair values. Transaction costs relating to the derivative financial liabilities component are recognized immediately in profit or loss. Transaction costs relating to the non-derivative financial liabilities component are included in the carrying amount of the liability component.

m.	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable take into account of estimated customer returns, rebates and other similar allowances.

1)	Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at the time all the following conditions are satisfied:

—	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

—	The amount of revenue can be reliably measured;

—	It is probable that the economic benefits associated with the transaction will flow to the Company; and

—	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

2)	Rendering of services

Service income is recognized when services are rendered.

3)	Dividend and interest income

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

n.	Leasing

Operating lease income or payments are recognized as revenue or expenses on a straight-line basis over the lease term.

o.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

p.	Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as expenses when employees have rendered services entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and past service cost) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

q.	Employee share options

Employee share options granted to employees are measured at the fair value at the grant date. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s best estimate of the number of options that are expected to ultimately vest, with a corresponding increase in capital surplus - employee share options. It is recognized as an expense in full at the grant date if vesting immediately.

At each balance sheet date, the Company reviews its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options.

Employee share options granted by the Company to its subsidiaries’ employees are accounted for as investments by the Company to its subsidiaries. The employee share options granted are measured at fair value at the grant dates and recorded as increases in the carrying amount of the investments in subsidiaries and the capital surplus-employee share option during the vesting periods.

r.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

1)	Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the parent company only financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amounts of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of deferred tax assets to be utilized. A previously unrecognized deferred tax asset is also reviewed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which assets are realized or the liabilities are settled. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

3)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income, respectively.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 4, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from cash-generating units and suitable discount rates in order to calculate its present value. When the actual future cash flows are less than expected, a material impairment loss may arise.

Impairment of Tangible and Intangible Assets Other than Goodwill

In evaluating the impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of its usage patterns and the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges in future periods.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value and the net realizable value of inventory at balance sheet date is determined based on Company’s judgments and estimates.

Due to the rapid technology changes, the Company estimates the net realizable value of inventory for obsolescent and unmarketable items at balance sheet date and then writes down the cost of inventories to net realizable value. There may be significant changes in the net realizable value of inventories due to assumptions of future demand within a specific time period.

Income Taxes

The reliability of deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

Recognition and Measurement of Defined Benefit Plans

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise discount rates and expected rates of salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

Fair Value Measurements and Valuation Processes of Derivatives and Other Financial Instruments

As disclosed in Note 26, the Company’s management uses its judgments applying appropriate valuation techniques commonly applied by market practitioners. The assumptions applied are based on observable quoted market prices, foreign exchange rates and interest rates to the extent it is available. The fair value of unquoted equity instruments is estimated based on the assumptions supported by unobservable market prices and interest rates which are disclosed in Note 26. The Company’s management believes that the valuation techniques and the assumptions applied are appropriate in determining the fair value of financial instruments.

6.	CASH

	December 31
	2015	2014
	NT$	NT$

Cash on hand	$1,657	$1,739
Checking accounts and demand deposits	8,531,689	11,252,778

	$8,533,346	$11,254,517

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2015	2014
	NT$	NT$

Financial assets designated as at FVTPL

Private-placement convertible bonds	$100,500	$100,500

Financial assets held for trading

Swap contracts	1,389,931	1,888,449
Forward exchange contracts	7,745	1,234
Foreign currency option contracts	5,020	-
	1,402,696	1,889,683

	$1,503,196	$1,990,183

Financial liabilities held for trading

Conversion option, redemption option and put option of convertible bonds (Note 15)	$2,632,565	$2,520,606
Forward exchange contracts	22,045	6,086
Swap contracts	14,876	13,726
Interest rate swap contracts	119	-

	$2,669,605	$2,540,418

The Company invested in private-placement convertible bonds which included embedded derivative instruments and were not closely related to the host contracts. The Company designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2015

Sell NT$/Buy US$	2016.01-2016.12	NT$55,220,316/US$1,731,334
Sell US$/Buy NT$	2016.01	US$26,000/NT$849,486
Sell US$/Buy CNY	2016.03	US$53,734/CNY349,800

December 31, 2014

Sell NT$/Buy US$	2015.01-2015.12	NT$35,919,205/US$1,200,000
Sell US$/Buy NT$	2015.01	US$44,000/NT$1,386,200

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2015

Sell US$/Buy JPY	2016.01	US$14,000/JPY1,713,388
Sell US$/Buy NT$	2016.01-2016.03	US$121,000/NT$3,971,877

December 31, 2014

Sell US$/Buy JPY	2015.01	US$16,600/JPY1,967,144

As of December 31, 2015 the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

Buy US$ Put/CNY Call	2016.03	US$20,000/CNY131,600

As of December 31, 2015 the outstanding interest rate swap contracts not accounted for hedge accounting were as follows:

Notional Amount (In Thousands)	Maturity Period	Range of Interest Rates Paid	Range of Interest Rates Received

NT$1,000,000	2016.10	4.6% (Fixed)	0.0%~5.0% (Floating)

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2015	2014
	NT$	NT$

Limited partnership	$390,987	$438,953
Unquoted ordinary shares	82,120	103,194
Open-end mutual funds	-	400,007
	473,107	942,154
Current	-	400,007

Non-current	$473,107	$542,147

9.	TRADE RECEIVABLES, NET

	December 31
	2015	2014
	NT$	NT$

Trade receivables	$14,054,233	$16,497,435
Less: Allowance for doubtful debts	23,792	23,931

Trade receivables, net	$14,030,441	$16,473,504

a.	Trade receivables

The Company’s average credit terms were 30 to 90 days. Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

As of December 31, 2015 and 2014, except that the Company’s five largest customers accounted for 32% and 38% of accounts receivable, respectively, the concentration of credit risk is insignificant for the remaining accounts receivable.

Aging of receivables

	December 31
	2015	2014
	NT$	NT$

Not past due	$12,074,151	$14,695,089
1 to 30 days	1,639,016	1,690,110
31 to 90 days	231,365	87,382
More than 91 days	109,701	24,854

Total	$14,054,233	$16,497,435

The above aging schedule was based on the past due date.

Age of receivables that are past due but not impaired

	December 31
	2015	2014
	NT$	NT$

Less than 30 days	$1,636,231	$1,690,033
31 to 90 days	192,339	58,588

Total	$1,828,570	$1,748,621

Except for those impaired, the Company had not provided an allowance for doubtful debts on trade receivables at each balance sheet date since there has not been a significant change in credit quality and the amounts were still considered collectible. The Company did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by the Company to counterparties. In addition, the Company is not required to have the legal right of offset to offset trade receivables and payables from the same counterparties.

Movement of the allowance for doubtful trade receivables

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2015	$5,100	$18,831	$23,931
Impairment losses recognized (reversed)	8,848	(8,826)	22
Amount written off during the period as uncollectible	-	(161)	(161)

Balance at December 31, 2015	$13,948	$9,844	$23,792

Balance at January 1, 2014	$5,100	$18,831	$23,931
Impairment losses recognized	-	-	-
Amount written off during the period as uncollectible	-	-	-

Balance at December 31, 2014	$5,100	$18,831	$23,931

b.	Transfers of financial assets

Factored trade receivables of the Company were as follows:

Counterparties	Receivables Sold (In Thousands)	Amounts Collected (In Thousands)	Advances Received At Year-end (In Thousands)	Interest Rates on Advances Received (%)	Credit Line (In Thousands)

Year ended December 31, 2015
Citi bank	US$ 78,804	US$ 36,955	US$ 41,849	1.30%	US$ 92,000

Year ended December 31, 2014
Citi bank	US$ 103,744	US$ 103,744	-	-	US$ 92,000

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Company, while losses from credit risk should be borne by the banks. The Company also issued promissory notes to the banks for commercial disputes which remained undrawn since. The promissory notes both amounted to US$5,000 thousand as of December 31, 2015 and 2014. As of December 31, 2015, there was no significant losses from commercial disputes in the past and the Company does not expect any significant commercial dispute losses in the foreseeable future.

10.	INVENTORIES

	December 31
	2015	2014
	NT$	NT$

Finished goods	$243,240	$245,301
Work in process	241,352	209,411
Raw materials	2,898,215	3,467,274
Supplies	335,229	316,515
Raw materials and supplies in transit	51,072	85,167

	$3,769,108	$4,323,668

The cost of inventories recognized as operating costs for the years ended December 31, 2015 and 2014 were NT$69,059,001 thousand and NT$67,301,431 thousand, respectively, which included write-downs of inventories at NT$275,232 thousand and NT$170,555 thousand, respectively.

11.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2015	2014 (Adjusted)
	NT$	NT$

Investments in subsidiaries	$152,571,261	$137,561,086
Investments in associates	36,809,068	1,492,441
Investments in joint ventures	613,841	-

	$189,994,170	$139,053,527

a.	Investments in subsidiaries

	December 31
	2015		2014
	Amount	% of Owner- ship	Amount	% of Owner- ship

J & R Holding Limited (J&R Holding)	$47,271,666	100.0	$45,150,697	100.0
USI Inc. (“USIINC”)	44,733,359	99.2	-	-
ASE Test, Inc.	29,586,903	100.0	26,943,800	100.0
A.S.E. Holding Limited (ASE Holding)	15,251,124	100.0	14,367,500	100.0

(Continued)

	December 31
	2015		2014
	Amount	% of Owner- ship	Amount	% of Owner- ship

Omniquest Industrial Limited (Omniquest)	$11,140,252	70.6	$11,045,479	70.6
Innosource Limited (Innosource)	3,998,959	100.0	3,966,042	100.0
Luchu Development Corporation (“Luchu”)	1,332,571	67.1	1,315,623	67.1
Universal Scientific Industrial Co., Ltd. (“USI”)	1,187,548	99.0	36,706,080	99.2
ASE Marketing & Service Japan Co., Ltd. (ASE MS Japan)	27,986	100.0	24,972	100.0
	154,530,368		139,520,193
Less : Shares held by subsidiaries accounted for as treasury shares	1,959,107		1,959,107
	$152,571,261		$137,561,086

(Concluded)

In November 2014, a subsidiary of the Company, Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”), completed its cash capital increase and the Company’s shareholdings of USISH decreased from 88.6% to 82.1% since the Company and its subsidiaries did not subscribe for additional new shares. The transaction was accounted for as an equity transaction since the Company did not cease to have control over USISH and, as a result, in the fourth quarter of 2014, capital surplus was increased by NT$6,877,099 thousand (after adjusted).

To enhance operational flexibility via structural adjustments, the board of directors of the Company’s subsidiary, USI, approved to spin-off its investment business as well as capital reduction of NT$16,012,966 thousand by reducing 1,601,297 thousand shares (a reduction ratio of 97.56%), and would transfer its investment business to USIINC, a newly established business entity. The record date of the spin-off was April 1, 2015. USI completed the registration process of capital reduction on April 17, 2015 and USIINC also completed the registration of the incorporation on the same date. Based on the consideration of the business value to be spun-off by USI, USIINC issued 1,000,000 thousand new ordinary shares to the shareholders of USI. Based on the shareholdings on the record date of the spin-off, the shareholders of USI received 609.27 shares of USIINC’s ordinary share in exchange of each 1,000 shares of USI’s ordinary share. As of December 31, 2015, the Company received 990,081 thousand ordinary shares of USIINC and the shareholdings were 99.2%.

In April 2015, a subsidiary of the Company, USI Enterprise Limited, sold its shareholdings of 54,000 thousand ordinary shares of USISH amounting to CNY1,992,060 thousand and, as a result, the Company’s shareholdings of USISH decreased from 82.1% to 77.2%. The transaction was accounted for as an equity transaction since the Company did not cease to have control over USISH and, as a result, capital surplus was increased by NT$7,197,510 thousand in the second quarter of 2015.

In September 2015, the board of directors of the Company approved a disposal of 39,603 thousand USI’s ordinary shares at NT$20 per share held by the Company to its subsidiary, Universal Global Scientific Industrial Co., Ltd (UGTW), amounting to NT$792,064 thousand which was based on the earnings per share of the USI’s audited financial statements as of June 30, 2015. The disposal of USI’s ordinary shares was then approved by Investment Commission of Ministry of Economic Affairs in February 2016.

The shareholders of USIE approved in December 2015 to repurchase 4,500,820 USIE’s outstanding ordinary shares at US$18.82 per share. The board of directors of USIE resolved in February 2016 to cancel the repurchased shares on February 17, 2016, the record date for the capital reduction.

The Company’s share of profit or loss and other comprehensive income or loss of the subsidiaries for the years ended December 31, 2015 and 2014 were based on those subsidiaries’ audited financial statements for the same years.

b.	Investments in associates

1)	Investments in associates accounted for using the equity method consisted of the following:

		Operating	Carrying Amount as of December 31
Name of Associate	Main Business	Location	2015	2014
			NT$	NT$

Material associate
Siliconware Precision Industries Co., Ltd. (“SPIL”)	Engaged in assembly, testing and turnkey services of integrated circuits	ROC	$35,423,058	$-
Associates that are not individually material
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	ROC	1,313,499	1,351,400
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	332,444	342,138
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in integrated circuit	ROC	40,216	99,052
			37,109,217	1,792,590
	Less: Deferred gain on transfer of land		300,149	300,149

			$36,809,068	$1,492,441

2)       At each balance sheet date, the percentages of ownership held by the Group were as follows:

	December 31
	2015	2014

SPIL	24.99%	-
HC	26.22%	26.22%
AMPI	18.24%	18.24%
HCK	27.31%	27.31%

3)	In September 2015, the Company acquired 725,749 thousand ordinary shares and 10,650 thousand units of ADS (one ADS represents five ordinary shares) of SPIL at NT$45 per ordinary share. The percentage of ownership was 24.99% and, as a result, the Company obtained significant influence over SPIL. As of December 31, 2015, the Company has not completed the calculation of the difference between the cost of the investment and the Company’s share of the net fair value of SPIL’s identifiable assets and liabilities.

In December 2015, the Company’s board of directors resolved to purchase additional ordinary shares (including ordinary shares represented by ADS) of SPIL up to 770,000 thousand shares, accounting for approximately 24.71% of the outstanding ordinary shares of SPIL, through a tender offer for a consideration of NT$55 per ordinary share and NT$275 per ADS from December 29, 2015 to February 16, 2016. Since the Fair Trade Commission of the ROC is still reviewing the application for the combination between the Company and SPIL, the Company has extended the period of the tender offer from February 16, 2016 to March 17, 2016.

4)	In January 2014, the Company acquired additional ordinary shares of AMPI in a private placement and, as a result, obtained significant influence over AMPI. The private-placement ordinary shares were restricted for disposal during a 3-year lock-up period.

5)	Fair values (Level 1 inputs in terms of IFRS 13) of investments in associates with available published price quotation are summarized as follows:

	December 31
	2015	2014
	NT$	NT$

SPIL	$40,741,700	$-
HC	$1,149,549	$1,427,499
AMPI	$104,255	$184,862

6)	Summarized financial information in respect of the Company’s material associate is set out below. The summarized financial information below represents amounts shown in SPIL’s consolidated financial statements prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IFRSs as endorsed by the FSC, and adjusted by the Company for equity accounting purposes.

December 31, 2015
NT$

Current assets	$48,785,212
Non-current assets	74,460,018
Current liabilities	(30,677,239)
Non-current liabilities	(21,967,349)

Equity	$70,600,642

Proportion of the Company’s ownership interest in SPIL	24.99%

Equity attributable to the Company	$17,643,100
The difference between investment cost and net equity	17,779,958

Carrying amount of the Company’s ownership interest in SPIL	$35,423,058

For the Year Ended December 31, 2015
NT$

Operating revenue	$82,839,922

Net profit for the year	$8,762,257
Other comprehensive loss for the year	(906,053)

Total comprehensive income for the year	$7,856,204

The investments accounted for using the equity method and the share of profit or loss and other comprehensive income of the investments in associates for the years ended December 31, 2015 and 2014 was based on the associates’ financial statements audited by the auditors for the same years.

7)	Aggregate information of associates that are not individually material

	For the Year Ended December 31
	2015	2014
	NT$	NT$

The Company’s share of:
Net profit for the year	$115,857	$147,085
Other comprehensive income (loss) for the year	(2,916)	234,125

Total comprehensive income for the year	$112,941	$381,210

c.	Investments in joint ventures

1)	Investment in joint ventures that are not individually material accounted for using the equity method consisted of the following:

			December 31, 2015
Name of Joint Venture	Main Business	Operating Location	Percentages of Ownership	Carrying Amount
				NT$

ASE Embedded Electronics Inc. (“ASEEE”)	Engaged in the production of embedded substrate	ROC	51.00%	$613,841

In May 2015, the Company and TDK Corporation (“TDK”) entered into an agreement to establish a joint venture to invest in ASEEE. In August 2015, the Company invested NT$618,097 thousand for 51.00% shareholding in ASEEE. According to the joint arrangement, the Company and TDK must act together to direct the relevant operating activities and, as a result, the Company does not control ASEEE. The investment in ASEEE is accounted for using the equity method.

2)	Aggregate information of joint venture that is not individually material

For the Year Ended December 31, 2015
NT$

The Company’s share of:
Net loss for the year	$(4,274)
Other comprehensive income for the year	-

Total comprehensive loss for the year	$(4,274)

The investments accounted for using the equity method and the share of profit or loss and other comprehensive income for the investments in joint ventures for the year ended December 31, 2015 was based on ASEEE’s financial statements audited by the auditors for the same year.

12.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2015	2014
	NT$	NT$

Land	$1,562,945	$1,562,945
Buildings and improvements	30,722,699	25,952,734
Machinery and equipment	44,069,302	47,020,338
Transportation equipment	17,136	18,264
Office equipment	443,563	384,448
Construction in progress and machinery in transit	3,560,050	2,702,266

	$80,375,695	$77,640,995

For the year ended December 31, 2015

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Office equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2015	$1,562,945	$38,879,974	$110,668,151	$81,014	$1,348,053	$2,709,430	$155,249,567
Additions	-	(16,412)	103,847	3,750	28,899	17,531,501	17,651,585
Disposals	-	(115,669)	(3,111,192)	(16,004)	(20,717)	(12,032)	(3,275,614)
Reclassification	-	6,973,887	9,474,817	3,002	205,779	(16,657,485)	-

Balance at December 31, 2015	$1,562,945	$45,721,780	$117,135,623	$71,762	$1,562,014	$3,571,414	$169,625,538

Accumulated depreciation and impairment

Balance at January 1, 2015	$-	$12,927,240	$63,647,813	$62,750	$963,605	$7,164	$77,608,572
Depreciation expense	-	2,095,142	12,360,166	7,130	168,424	-	14,630,862
Impairment losses recognized	-	76,792	15,977	-	-	4,200	96,969
Disposals	-	(100,093)	(2,957,635)	(15,254)	(13,578)	-	(3,086,560)

Balance at December 31, 2015	$-	$14,999,081	$73,066,321	$54,626	$1,118,451	$11,364	$89,249,843

For the year ended December 31, 2014

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Office equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2014	$1,562,945	$30,805,750	$95,019,106	$76,216	$1,162,701	$1,878,227	$130,504,945
Additions	-	(7,955)	535,770	-	37,838	27,006,561	27,572,214
Disposals	-	(254,885)	(2,459,275)	(4,545)	(90,841)	(18,046)	(2,827,592)
Reclassification	-	8,337,064	17,572,550	9,343	238,355	(26,157,312)	-

Balance at December 31, 2014	$1,562,945	$38,879,974	$110,668,151	$81,014	$1,348,053	$2,709,430	$155,249,567

Accumulated depreciation and impairment

Balance at January 1, 2014	$-	$11,376,605	$55,020,800	$60,619	$924,749	$-	$67,382,773
Depreciation expense	-	1,715,421	10,816,943	5,946	129,644	-	12,667,954
Impairment losses recognized	-	42,988	111,507	-	-	7,164	161,659
Disposals	-	(207,774)	(2,301,437)	(3,815)	(90,788)	-	(2,603,814)

Balance at December 31, 2014	$-	$12,927,240	$63,647,813	$62,750	$963,605	$7,164	$77,608,572

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Transportation equipment	2-5 years
Office equipment	2-8 years

13.	OTHER INTANGIBLE ASSETS

Other intangible assets are mainly computer software and the movements were as follows:

For the year ended December 31, 2015

	Cost	Accumulated Amortization and Impairment	Carrying Amount
	NT$	NT$	NT$

Balance at January 1, 2015	$1,500,492	$1,014,300	$486,192
Addition /Amortization	308,562	139,065	169,497
Disposals	(30)	(30)	-

Balance at December 31, 2015	$1,809,024	$1,153,335	$655,689

For the year ended December 31, 2014

	Cost	Accumulated Amortization and Impairment	Carrying Amount
	NT$	NT$	NT$

Balance at January 1, 2014	$2,293,750	$1,899,991	$393,759
Addition /Amortization	202,242	109,809	92,433
Disposals	(995,500)	(995,500)	-

Balance at December 31, 2014	$1,500,492	$1,014,300	$486,192

The aforementioned intangible assets were amortized on a straight-line basis over the useful lives from 2 to 5 years.

14.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.68%-0.85% and 0.82%-1.10% as of December 31, 2015 and 2014, respectively.

b.	Short-term bills payable

Short-term bills payable outstanding as of December 31, 2015 represented commercial papers NT$4,350,000 thousand less unamortized discounts of NT$1,946 thousand with annual interest rate at 0.78%. The commercial papers were secured by China Bills Finance Corporation and Mega Bills Finance Corporation.

c.	Long-term borrowings

1)	Bank loans

The long-term bank loans are working capital mainly with floating interest rates and consisted of the followings:

	December 31
	2015	2014
	NT$	NT$

Syndicated bank loans - repayable through July 2016 to July 2018, annual interest rates were 1.56% and 0.90%-1.41% as of December 31, 2015 and 2014, respectively	$11,160,500	$9,155,893
Others - repayable through February 2017 to August 2019, annual interest rates were 0.90%-1.26% and 1.03%-1.28% as of December 31, 2015 and 2014, respectively	24,283,112	10,315,500
	35,443,612	19,471,393
Less: unamortized arrangement fee	17,994	30,696
Less: current portion	-	1,085,143

	$35,425,618	$18,355,554

Pursuant to the above syndicated bank loans agreements, the Company should maintain certain financial covenants including current ratio, leverage ratio, tangible net assets and interest coverage ratio. Such financial ratios are calculated based on the annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements of the Company and its subsidiaries. The Company was in compliance with all of the loan covenants as of December 31, 2015 and 2014.

The Company had sufficient long term credit facility obtained before December 31, 2015 to refinance a portion of loans on a long-term basis. Therefore, NT$2,105,883 thousand was not classified as current portion of long-term borrowings as of December 31, 2015.

2)	Bills payable – only as of December 31, 2015

Long-term bills payable represented unsecured commercial paper NT$2,000,000 thousand less unamortized discounts of NT$1,011 thousand with annual interest rate at 1.03% as of December 31, 2015. The commercial paper contract was entered into with Ta Ching Bills Finance Corporation and the duration is 3 years.

15.	BONDS PAYABLE

	December 31
	2015	2014
	NT$	NT$

Secured domestic bonds - secured by banks
Repayable at maturity in August 2016 and interest due annually with annual interest rate 1.45%	$8,000,000	$8,000,000
Unsecured convertible overseas bonds
US$400,000 thousand	13,130,000	12,660,000
US$200,000 thousand (linked to New Taiwan dollar)	6,185,600	-
	27,315,600	20,660,000
Less: Discounts on bonds payable	1,214,514	1,389,387
Current portion	12,162,192	-

	$13,938,894	$19,270,613

The Company had sufficient long term credit facility obtained before December 31, 2015 to refinance a portion of the bonds payable on a long-term basis. Therefore, NT$8,000,000 thousand was not classified as current portion of bonds payable as of December 31, 2015.

a.	In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand. The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof. Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert the Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2015 and 2014, the conversion price was NT$30.28 and NT$31.93, respectively.

The Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after the third anniversary of the offering date provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) on the third anniversary of the offering date, (2) in the event of a change of control, or (3) in the event of delisting.

The Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, redemption option and put option (collectively the “Bonds Options”) aggregately recognized as financial liabilities at FVTPL. The effective interest rate of the debt host contract was 3.16% and the aggregate fair value of the Bonds Options was NT$1,667,950 thousand on initial recognition.

b.	In July 2015, the Company offered the forth unsecured convertible overseas bonds (the “Currency Linked Bonds”) in US$200,000 thousand. The Currency Linked Bonds is zero coupon bonds with the maturity of 2.75 years, in denominations of US$200 thousand or in any integral multiples thereof. Repayment, redemption and put amount denominated in U.S. dollar will be converted into New Taiwan dollar amount using a fixed exchange rate of US$1 to NT$30.928 (the “Fixed Exchange Rate”) and then converted back to U.S. dollar amount using the applicable prevailing rate at the time of repayment, redemption or put. Each holder of the Currency Linked Bonds has the right at any time on or after August 11, 2015 and up to (and including) March 17, 2018, except during legal lock-up period, to convert the Currency Linked Bonds into common shares at the conversion price NT$54.55, determined on the basis of the Fixed Exchange Rate. The Company’s treasury shares will be available for delivery upon conversion of the Currency Linked Bonds. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2015, the conversion price was NT$51.73.

The Currency Linked Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after March 19, 2018 provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 out of 30 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Currency Linked Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Currency Linked Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Currency Linked Bonds (1) in the event of a change of control, or (2) in the event of delisting.

The Currency Linked Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, recognized as capital surplus. The effective interest rate of the debt host contract was 1.58% and the fair value of the conversion option was NT$214,022 thousand on initial recognition.

16.	OTHER PAYABLES

	December 31
	2015	2014
	NT$	NT$

Payables for property, plant and equipment	$2,888,533	$3,445,582
Accrued salary and bonus	2,379,823	2,388,850
Accrued bonus to employees or employees’ compensation and remuneration to directors and supervisors	2,218,000	2,548,130
Others	3,079,235	3,969,513

	$10,565,591	$12,352,075

The Company and its subsidiary, ASE US, reached the final settlement agreement with Tessera Inc. (“Tessera”) in October 2014 to resolve the patent infringement lawsuit, and Tessera has dismissed all claims against the Company and ASE US. The final settlement amount was NT$814,185 thousand (US$27,000 thousand as resolved in the final settlement agreement in October 2014) and paid in January 2015.

17.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the ROC Labor Pension Act (“LPA”) is a government-managed defined contribution plan. Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

b.	Defined benefit plans

1)	The Company joined the defined benefit pension plan under the ROC Labor Standards Law operated by the government. Pension benefits are calculated on the basis of the length of service and average monthly salaries of the last six months before retirement. The Company makes contributions based on a certain percentage of their domestic employees’ monthly salaries to a pension fund administered by the pension fund monitoring committee. Pension contributions are deposited in the Bank of Taiwan in the committee’s name and are managed by the Bureau of Labor Funds, Ministry of Labor (“the Bureau”); the Company has no right to influence the investment policy and strategy. Before the end of each year, the Company assesses the balance in the pension fund. If the amount of the balance in the pension fund is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year.

2)	The Company maintains pension plans for executive managers. Pension costs under the plans were NT$1,180 thousand and NT$5,297 thousand for the years ended December 31, 2015 and 2014, respectively. Pension payments were NT$2,549 thousand and NT$15,315 thousand for the years ended December 31, 2015 and 2014, respectively. In addition, NT$18,457 thousand of the accrued pension liabilities for executive managers was transferred from its subsidiary, ASE Test, Inc. As of December 31, 2015 and 2014, accrued pension liabilities for executive managers were NT$134,261 thousand and NT$117,173 thousand, respectively.

3)	The amounts included in the parent company only balance sheets arising from the Company’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2015	2014 (Adjusted)
	NT$	NT$

Present value of funded defined benefit obligation	$3,634,267	$3,660,738
Fair value of plan assets	(1,467,174)	(1,348,084)
Present value of unfunded defined benefit obligation	2,167,093	2,312,654
Recorded under others payables	(14,282)	(14,173)

Net defined benefit liability	$2,152,811	$2,298,481

4)	Movements in net defined benefit liability (asset) were as follows:

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	NT$	NT$	NT$

Balance at January 1, 2015	$3,660,738	$(1,348,084)	$2,312,654

Service cost
Current service cost	36,899	-	36,899
Net interest expense (income)	81,249	(31,356)	49,893
Recognized in profit or loss	118,148	(31,356)	86,792

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(4,226)	(4,226)
Actuarial loss arising from changes in financial assumptions	152,319	-	152,319
Actuarial gain arising from experience adjustments	(168,955)	-	(168,955)
Actuarial gain arising from changes in demographic assumptions	(18,848)	-	(18,848)
Recognized in other comprehensive income	(35,484)	(4,226)	(39,710)

Contributions from the employer	-	(192,643)	(192,643)
Benefits paid from the pension fund	(109,135)	109,135	-

Balance at December 31, 2015	$3,634,267	$(1,467,174)	$2,167,093

(Continued)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	NT$	NT$	NT$

Balance at January 1, 2014	$3,594,640	$(1,211,581)	$2,383,059

Service cost
Current service cost	48,735	-	48,735
Past service cost	(10,796)	-	(10,796)
Net interest expense (income)	76,376	(27,076)	49,300
Recognized in profit or loss	114,315	(27,076)	87,239

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(1,594)	(1,594)
Actuarial gain arising from changes in financial assumptions	(83,726)	-	(83,726)
Actuarial loss arising from experience adjustments	112,922	-	112,922
Recognized in other comprehensive income	29,196	(1,594)	27,602

Contributions from the employer	-	(185,246)	(185,246)
Benefits paid from the pension fund	(77,413)	77,413	-

Balance at December 31, 2014	$3,660,738	$(1,348,084)	$2,312,654

(Concluded)

5)	Through the defined benefit plans under the Labor Standards Law, the Company is exposed to the following risks:

a)	Investment risk

The plan assets are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the Bureau or under the mandated management. However, in accordance with relevant regulations, the return generated by plan assets should not be below the interest rate for a 2-year time deposit with local banks.

b)	Interest risk

A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the plan’s debt investments.

c)	Salary risk

The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

6)	Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	December 31
	2015	2014

Discount rates (%)	1.90	2.25
Expected rates of salary increase (%)	2.75-3.00	2.75-3.00

Significant actuarial assumptions for the determination of the defined obligation are discount rates and expected rates of salary increase. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

December 31, 2015
NT$
Discount Rate
0.5% higher	$(213,385)
0.5% lower	$236,088

Expected rates of salary increase
0.5% higher	$232,856
0.5% lower	$(212,647)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

7)	As of December 31, 2015 and 2014, the average duration of the defined benefit obligation excluding those for executive managers of the Company was both 12 years; furthermore, the Company expects to make contributions of NT$206,280 thousand and NT$190,394 thousand to the defined benefit plans in the next year starting from January 1, 2016 and 2015, respectively.

8)	Maturity analysis of undiscounted pension benefit

	December 31
	2015	2014
	NT$	NT$

No later than 1 year	$100,459	$99,330
Later than 1 year and not later than 5 years	533,315	522,113
Later than 5 years	4,434,125	4,828,451

	$5,067,899	$5,449,894

18.	EQUITY

a.	Share capital

Ordinary shares

	December 31
	2015	2014

Numbers of shares authorized (in thousands)	10,000,000	10,000,000
Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000

Shares authorized	$100,000,000	$100,000,000

Shares reserved
Employee share options	$8,000,000	$8,000,000

Numbers of shares registered (in thousands)	7,902,929	7,852,538
Numbers of shares subscribed in advance (in thousands)	7,499	9,187

Number of shares issued and fully paid (in thousands)	7,910,428	7,861,725

Shares registered	$79,029,290	$78,525,378
Shares subscribed in advance	156,370	189,801

Shares issued	$79,185,660	$78,715,179

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Company’s subsidiaries which are not entitled the right to vote. As of December 31, 2015 and 2014, there were 500,000 thousand ordinary shares included in the authorized shares that were not yet required to complete the share registration process.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares. As of December 31, 2015 and 2014, 115,240 thousand and 125,731 thousand ADSs were outstanding and represented approximately 576,198 thousand and 628,657 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31
	2015	2014 (Adjusted)
	NT$	NT$

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Arising from issuance of ordinary shares	$5,479,616	$4,946,308
Arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	7,197,510	-

(Continued)

	December 31
	2015	2014 (Adjusted)
	NT$	NT$

May be used to offset a deficit only

Arising from changes in percentage of ownership interest in subsidiaries (2)	$8,489,984	$9,054,328
Arising from treasury share transactions	717,355	425,004
Arising from exercised employee share options	544,112	375,448
Arising from expired employee share options	3,626	3,626

May not be used for any purpose

Arising from employee share options	1,080,590	1,178,210
Arising from equity component of convertible bonds	214,022	-
Arising from share of changes in capital surplus of associates	30,284	30,134

	$23,757,099	$16,013,058

(Concluded)

1)	Such capital surplus may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to share capital (limited to a certain percentage of the Company’s capital surplus and once a year).

2)	Such capital surplus arises from the effect of changes in ownership interest in a subsidiary resulted from equity transactions other than actual disposal or acquisition, or from changes in capital surplus of subsidiaries accounted for by using equity method.

c.	Retained earnings and dividend policy

The Articles of Incorporation of ASE Inc. (the “Articles”) provides that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	An amount equal to the excess of the income from investments accounted for using the equity method over cash dividends as special reserve;

5)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income;

6)	Not more than 1.0% of the remainder, from 1) to 5), as remuneration to directors;

7)	Between 7.0% to 11.0% of the remainder, from 1) to 5), as bonus to employees, of which 7.0% shall be distributed in accordance with the employee bonus plan and the excess shall be distributed to specified employees at the board of directors’ discretion; and

8)	Any remainder from above as dividends to shareholders.

Employees to whom referred in 7) above include employees of subsidiaries that meet certain conditions, which are to be determined by the board of directors.

The Company is currently in the mature growth stage. To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in stock. A distribution plan is also to be made by the board of directors and passed for resolution in the shareholders’ meeting.

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. Accordingly, the Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting. For information about the accrual basis of the employee compensation and remuneration to directors and supervisors and the actual appropriations, please refer to employee benefits expense under profit before income tax in Note 19(e).

Under Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs”, the Company should appropriate or reverse to a special reserve. Any special reserve appropriated may be reversed to the extent that the net debit balance reverses and thereafter distributed.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s capital surplus. Legal reserve may be used to offset deficits. If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s capital surplus, the excess may be transferred to capital or distributed in cash.

The appropriations of earnings for 2014 and 2013 resolved at the Company’s annual shareholders’ meetings in June 2015 and June 2014, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2014	For Year 2013	For Year 2014	For Year 2013
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$2,359,267	$1,568,907
Special reserve	-	(309,992)
Cash dividends	15,589,825	10,156,005	$2.00	$1.30

	$17,949,092	$11,414,920

d.	Special reserve appropriated in accordance with the local regulations

On January 1, 2013, the Company appropriated to the special reserve of NT$3,353,938 thousand relating to the exchange differences on translating foreign operations transferred to retained earnings in accordance with the local regulations.

e.	Accumulated other comprehensive income

1)	Exchange differences on translating foreign operations

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Balance at January 1	$4,541,761	$(525,583)
Share of exchange difference of subsidiaries, associates and joint venture accounted for using the equity method	(48,191)	5,067,344

Balance at December 31	$4,493,570	$4,541,761

2)	Unrealized gain on available-for-sale financial assets

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Balance at January 1	$526,778	$426,246
Unrealized loss arising on revaluation of available-for-sale financial assets	(4,304)	(142,418)
Cumulative loss reclassified to profit or loss on disposal of available-for-sale financial assets	10,827	9,561
Share of unrealized gain on available-for-sale financial assets of associates accounted for using the equity method	54,818	233,389

Balance at December 31	$588,119	$526,778

3)	Cash flow hedges - for the year ended December 31, 2014

NT$

Balance at January 1	$(3,279)
Share of cash flow hedges of subsidiaries accounted for using the equity method	3,279

Balance at December 31	$-

f.	Treasury shares (in thousand shares)

	Balance at			Balance at
	January 1	Addition	Decrease	December 31

2015

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	-	120,000	-	120,000

	145,883	120,000	-	265,883
2014

Shares held by subsidiaries	145,883	-	-	145,883

In February 2015, the board of directors approved to repurchase up to 120,000 thousand of the Company’s ordinary shares which will be used for equity conversion of convertible overseas bonds to be issued in the future. The Company has completed the repurchase during March 2015 and the shares repurchased accounted for 1.53% of the Company’s total issued shares. The average repurchase price was NT$44.45 per share.

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries (in thousand shares)	Carrying amount	Fair Value
		NT$	NT$
December 31, 2015

ASE Test	88,200	$1,380,721	$3,351,618
J&R Holding	46,704	381,709	1,774,743
ASE Test, Inc.	10,979	196,677	417,193

	145,883	$1,959,107	$5,543,554

December 31, 2014

ASE Test	88,200	$1,380,721	$3,360,438
J&R Holding	46,704	381,709	1,779,413
ASE Test, Inc.	10,979	196,677	418,291

	145,883	$1,959,107	$5,558,142

Fair values of the Company’s shares held by subsidiaries are based on the closing price from an available published price quotation, which is a Level 1 input in terms of IFRS 13, at the balance sheet dates.

The Company issued ordinary shares in connection with its merger with its subsidiaries. The shares held by its subsidiaries were reclassified from investments accounted for using the equity method to treasury shares on the proportion owned by the Company.

Under the Securities and Exchange Act in the ROC, the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as rights to dividends and voting. The subsidiaries holding treasury shares, however, retain shareholders’ rights except the rights to participate in any share issuance for cash and voting.

19.	PROFIT BEFORE INCOME TAX

a.	Other income

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Interest income – mainly from bank deposit	$7,259	$6,848
Rental income	90,996	75,395
Dividends income	353,099	32,126

	$451,354	$114,369

b.	Other gains (losses)

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Net gain arising on financial instruments held for trading	$1,743,638	$1,571,545
Net gain on financial assets designated as at FVTPL	345,492	164,104
Loss on disposal of assets	(8,208)	(17,769)
Foreign currency exchange losses, net	(750,179)	(1,759,676)
Compensation loss	(604,587)	(92,959)
Impairment loss	(96,969)	(161,659)
Others	93,250	304,457

	$722,437	$8,043

c.	Finance costs

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Total interest expense for financial liabilities measured at amortized cost	$1,171,258	$1,039,746
Less: Amounts included in the cost of qualifying property, plant and equipment	(34,510)	(47,204)
	1,136,748	992,542
Other finance costs	29,884	9,432

	$1,166,632	$1,001,974

The annual interest rates of capitalized borrowing costs included in qualifying property, plant and equipment was 0.95%-1.26% and 1.12%-1.98% for the years ended December 31, 2015 and 2014, respectively.

d.	Depreciation and amortization

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Property, plant and equipment	$14,630,862	$12,667,954
Intangible assets	139,065	109,809

Total	$14,769,927	$12,777,763

Summary of depreciation by function
Operating costs	$13,751,129	$11,824,860
Operating expenses	879,733	843,094

	$14,630,862	$12,667,954

(Continued)

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Summary of amortization by function
Operating costs	$41,471	$22,419
Selling and marketing expenses	63	109
General and administration expenses	64,712	58,476
Research and development expenses	32,819	28,805

	$139,065	$109,809

(Concluded)

e.	Employee benefits expense

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Post-employment benefits (Note 17)
Defined contribution plans	$788,519	$716,293
Defined benefit plans	87,904	92,497
	876,423	808,790
Equity-settled share-based payments	89,768	82,408
Salary, incentives and bonus	19,852,325	19,829,602
Other employee benefits	2,414,150	2,258,744

	$23,232,666	$22,979,544

Summary of employee benefits expense by function
Operating costs	$16,634,736	$16,258,145
Operating expenses	6,597,930	6,721,399

	$23,232,666	$22,979,544

The existing Articles of Incorporation of the Company stipulate to distribute bonus to employees and remuneration to directors and supervisors at the rates in 7%-11% and no higher than 1% from net income (net of the bonus and remuneration), respectively (retained earnings and dividend policy in Note 18c). For the year ended December 31, 2014, the bonus to employees and the remuneration to directors and supervisors were NT$2,335,786 thousand and NT$212,344 thousand, respectively, representing 11% and 1%, respectively, of the net income (net of the bonus and remuneration).

To be in compliance with the Company Act as amended in May 2015, the amended Articles of Incorporation of the Company, as proposed by the board of directors in January 2016, stipulate to distribute employees’ compensation and remuneration to directors at the rates in 5.25%-8.25% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. For the year ended December 31, 2015, the employees’ compensation and the remuneration to directors were NT$2,033,500 thousand and NT$184,500 thousand, respectively, which were accrued based on 8.25% and 0.75% of net profit before income tax, employees’ compensation and remuneration to directors, respectively. The employees’ compensation and remuneration to directors for the year ended December 31, 2015 are subject to the resolution of the Company’s board of directors and the resolution of the amendments to the Company’s Articles of Incorporation for adoption by the shareholders in their meeting to be held in June 2016, and in addition thereto a report of such distribution shall be submitted to the shareholders’ meeting.

Material differences between such estimated amounts and the amounts proposed by the board of directors on or before the annual parent company only financial statements approved for issue are adjusted in the year the compensation and remuneration were recognized. If there is a change in the proposed amounts after the parent company only financial statements authorized for issue, the differences are recorded as a change in accounting estimate.

The bonus to employees and the remuneration to directors and supervisors for 2014 and 2013 distributed in cash resolved at the Company’s annual shareholders’ meetings in June 2015 and June 2014, respectively, were as follows:

	For Year 2014	For Year 2013
	NT$	NT$

Bonus to employees	$2,335,600	$1,587,300
Remuneration to directors and supervisors	211,200	144,000

The differences between the resolved amounts of the bonus to employees and remuneration to directors and supervisors and the accrued amounts reflected in the parent company only financial statements for the years ended December 31, 2014 and 2013 was deemed changes in estimates. The difference was NT$1,330 thousand and NT$385 thousand and had been adjusted in earnings for the years ended December 31, 2015 and 2014, respectively.

Information regarding the bonus to employees and the remuneration to directors and supervisors resolved by the Company’s board of directors and the shareholders’ meeting is available on the Market Observation Post System website of the TSE.

As of December 31, 2015 and 2014, the Company had 28,921 and 29,563 employees, respectively.

20.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Current income tax
In respect of the current year	$1,995,861	$1,464,096
Adjustments for prior years	(24,609)	27,218
In respect of the income derived outside the ROC	-	23,074
	1,971,252	1,514,388

Deferred income tax
In respect of the current year	983,227	1,010,216

Income tax expense recognized in profit or loss	$2,954,479	$2,524,604

A reconciliation of income tax expense calculated at the statutory rate and income tax expense recognized in profit or loss was as follows:

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Profit before income tax	$22,433,352	$26,161,126

Income tax expense calculated at the statutory rate (17%)	$3,813,670	$4,447,391
Nontaxable expense in determining taxable income	111,501	54,879
The origination and reversal of temporary differences	(1,952,154)	(2,346,012)
Tax-exempt income	(255,528)	(353,881)
Additional income tax on unappropriated earnings	561,104	462,781
Loss carry-forward and income tax credits currently used	(282,732)	(801,062)
Net deferred income tax	983,227	1,010,216
Adjustments for prior years	(24,609)	27,218
Payments of income tax in respect of the income derived outside the ROC	-	23,074

Income tax expense recognized in profit or loss	$2,954,479	$2,524,604

As the status of 2016 appropriations of earnings is uncertain, the potential income tax consequences of 2015 unappropriated earnings are not reliably determinable.

b.	Income tax recognized in other comprehensive income

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Deferred income tax
Remeasurement on defined benefit plan	$(6,751)	$4,693

c.	Deferred tax assets and liabilities

The movements of deferred tax assets and deferred tax liabilities were as follows:

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Balance at December 31
	NT$	NT$	NT$	NT$
Year ended December 31, 2015

Temporary differences
Property, plant and equipment	$(2,724,143)	$(796,577)	$-	$(3,520,720)
Defined benefit obligation	382,007	15,974	(6,751)	391,230
Others	223,032	39,127	-	262,159
	(2,119,104)	(741,476)	(6,751)	(2,867,331)
Investment credits	241,751	(241,751)	-	-

	$(1,877,353)	$(983,227)	$(6,751)	$(2,867,331)

(Continued)

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Balance at December 31
	NT$	NT$	NT$	NT$

Year ended December 31, 2014 (Adjusted)

Temporary differences
Property, plant and equipment	$(1,879,400)	$(844,743)	$-	$(2,724,143)
Defined benefit obligation	415,519	(38,205)	4,693	382,007
Others	114,744	108,288	-	223,032
	(1,349,137)	(774,660)	4,693	(2,119,104)
Investment credits	477,307	(235,556)	-	241,751

	$(871,830)	$(1,010,216)	$4,693	$(1,877,353)

(Concluded)

d.	Tax-exemption information

As of December 31, 2015, profits attributable to the following expansion projects were exempted from income tax for a 3-year or 5-year period:

Tax-exemption Period

Construction and expansion of 2004 by the Company	2012.01-2016.12
Construction and expansion of 2005 by the Company	2012.01-2016.12
Construction and expansion of 2007 by Power ASE Technology, Inc. which was merged into the Company	2013.01-2015.12
Construction and expansion of 2007 by the Company	2016.01-2020.12
Construction and expansion of 2008 by the Company	2014.01-2018.12

e.	Unrecognized deferred tax liabilities associated with investments

As of December 31, 2015 and 2014, the taxable temporary differences associated with the investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$7,729,422 thousand and NT$6,934,791 thousand, respectively.

f.	Integrated income tax

As of December 31, 2015 and 2014, unappropriated earnings were all generated on and after January 1, 1998. As of December 31, 2015 and 2014, the balance of the Imputation Credit Account (“ICA”) was NT$1,913,243 thousand and NT$934,038 thousand, respectively.

The creditable ratio for the distribution of earnings of 2015 and 2014 was 8.66% (estimated) and 6.88% (actual), respectively.

g.	Income tax assessments

Income tax returns of ASE Inc. have been examined by authorities through 2012. ASE Inc. disagreed with the result of examinations relating to its income tax returns for 2004 through 2008 and appealed to the tax authorities. A settlement was reached in June 2015. The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years or in the year of the settlement.

21.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the year

	For the Years Ended December 31
	2015	2014 (Adjusted)
	NT$	NT$

Profit for the year	$19,478,873	$23,636,522
Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	(210,126)	(260,925)
Convertible bonds	901,187	931,344

Earnings used in the computation of diluted earnings per share	$20,169,934	$24,306,941

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Years Ended December 31
	2015	2014

Weighted average number of ordinary shares in computation of basic earnings per share	7,652,773	7,687,930
Effect of potentially dilutive ordinary shares:
Convertible bonds	455,671	375,271
Employee share options	86,994	101,850
Bonus to employees or employees’ compensation	54,626	55,643

Weighted average number of ordinary shares in computation of diluted earnings per share	8,250,064	8,220,694

The Company is able to settle the compensation or bonuses paid to employees in cash or shares. The Company assumed that the entire amount of the compensation or bonus would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the shareholders approve the number of shares to be distributed to employees at their meeting in the following year.

22.	SHARE-BASED PAYMENT ARRANGEMENTS

Employee share option plans

In order to attract, retain and reward employees, the Company has five employee share option plans for full-time employees of the Company and its subsidiaries, including 100,000 thousand share options approved to be granted in April 2015. Each share option represents the right to purchase one ordinary share of the Company when exercised. Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date. The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

Information about share options of the Company was as follows:

	For the Years Ended December 31
	2015		2014
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	209,745	$20.7	285,480	$20.5
Options granted	94,270	36.5	-	-
Options forfeited	(1,975)	30.3	(1,515)	20.5
Options expired	(730)	11.1	(322)	13.5
Options exercised	(48,703)	20.6	(73,898)	19.7

Balance at December 31	252,607	26.6	209,745	20.7

Options exercisable, end of year	158,103	20.8	189,240	20.7

Weighted-average fair value of options granted (NT$)	$ 7.18-7.39		$-

The weighted average share price at exercise dates of share options for the years ended December 31, 2015 and 2014 was NT$38.8 and NT$35.1, respectively.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2015	$ 20.4-22.6	3.5
	36.5	9.7

December 31, 2014	11.1-13.5	0.4
	20.4-22.6	4.4

ASE Mauritius Inc., a subsidiary of the Company, has an employee share option plan with the identical terms of the Company’s. 19,265 thousand share options were granted to the Company’s employees and none was exercised for the years ended December 31, 2015 and 2014. As of December 31, 2015 and 2014, 19,265 thousand share options were exercisable and the weighted average exercise price was US$1.7.

The terms of the share option plan issued by USIE were the same with those of the Company’s. In December 2015 and 2014, USIE had modified the terms of its share option plan granted in 2007 to extend the valid period from 12 years to 13 years and from 11 years to 12 years, respectively. The incremental fair value of NT$8,289 thousand and NT$5,952 thousand were all recognized as employee benefit expense in 2015 and 2014, respectively, since the options were all vested. 20,718 thousand share options of the USIE were granted to the Company’s employees. Information about shares options was as follows:

	For the Years Ended December 31
	2015		2014
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	20,135	$2.1	20,344	$2.1
Options forfeited	(19)	2.8	-	-
Options exercised	(1,803)	1.9	-	-
Options transferred in (out) from subsidiaries	345	2.8	(209)	2.6

Balance at December 31	18,658	2.1	20,135	2.1

Options exercisable, end of year	18,239	2.1	18,446	2.0

Fair value of share options

Share options granted by the Company in 2015 was measured using the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995), and the inputs to the models were as follows:

ASE Inc.

Share price at the grant date	NT$36.5
Exercise prices	NT$36.5
Expected volatility	27.02%
Expected lives	10 years
Expected dividend yield	4.00%
Risk free interest rates	1.34%

Expected volatility was based on the historical share price volatility over the past 10 years of ASE Inc. Under the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995), the Company assumed that employees would exercise the options after vesting date when the share price was 1.88 times the exercise price to allow for the effects of early exercise.

Employee benefits expense recognized on employee share options was NT$133,496 thousand and NT$110,157 thousand for the years ended December 31, 2015 and 2014, respectively.

23.	NON-CASH TRANSACTIONS

For the years ended December 31, 2015 and 2014, the Company entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows:

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Payments for property, plant and equipment
Purchase of property, plant and equipment	$17,651,585	$27,572,214
Capitalized borrowing costs	(34,510)	(47,204)

(Continued)

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Increase in prepayments for property, plant and equipment	$30,488	$30,453
Decrease (increase) in payables for property, plant and equipment	459,047	(1,696,412)

	$18,106,610	$25,859,051

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$180,846	$206,009
Increase in other receivables	(65,870)	(18,951)

	$114,976	$187,058

(Concluded)

24.	OPERATING LEASE ARRANGEMENTS

The Company lease the land on which its buildings are located under various operating lease agreements with the ROC government expiring through June 2035. The agreements grant the Company the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Company leases buildings, machinery and equipment under operating leases.

The Company recognized rental expense of NT$604,360 thousand and NT$479,838 thousand for the years ended December 31, 2015 and 2014, respectively.

25.	CAPITAL MANAGEMENT

The capital structure of the Company consists of debt and equity. The Company manages its capital to ensure that the Company will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance. Key management personnel of the Company periodically reviews the cost of capital and the risks associated with each class of capital. In order to balance the overall capital structure, the Company may adjust the amount of dividends paid to shareholders, the number of new shares issued or repurchased, and the amount of new debt issued or existing debt redeemed.

The Company is not subject to any externally imposed capital requirements except those discussed in Note 14.

26.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

The carrying amounts and fair value of bonds payable as of December 31, 2015 and 2014, respectively, were as follows:

	Carrying Amount	Fair Value
	NT$	NT$

December 31, 2015	$26,101,086	$26,507,124
December 31, 2014	19,270,613	19,828,076

2)	Fair value hierarchy

The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration or the last trading prices.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2015

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$-	$100,500	$-	$100,500

Derivative financial assets
Swap contracts	-	1,389,931	-	1,389,931
Forward exchange contracts	-	7,745	-	7,745
Forward currency options contracts	-	5,020	-	5,020

	$-	$1,503,196	$-	$1,503,196

Available-for-sale financial assets
Limited partnership	$-	$-	$390,987	$390,987
Unquoted shares	-	-	82,120	82,120

	$-	$-	$473,107	$473,107

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$2,632,565	$-	$2,632,565

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Forward exchange contracts	$-	$22,045	$-	$22,045
Swap contracts	-	14,876	-	14,876
Interest rate swap contracts	-	119	-	119

	$-	$2,669,605	$-	$2,669,605

December 31, 2014

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$-	$100,500	$-	$100,500

Derivative financial assets
Swap contracts	-	1,888,449	-	1,888,449
Forward exchange contracts	-	1,234	-	1,234

	$-	$1,990,183	$-	$1,990,183

Available-for-sale financial assets
Open-end mutual funds	$400,007	$-	$-	$400,007
Limited partnership	-	-	438,953	438,953
Unquoted shares	-	-	103,194	103,194

	$400,007	$-	$542,147	$942,154

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$2,520,606	$-	$2,520,606
Swap contracts	-	13,726	-	13,726
Forward exchange contracts	-	6,086	-	6,086

	$-	$2,540,418	$-	$2,540,418

(Concluded)

For assets and liabilities held as of December 31, 2015 and 2014 that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

2)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments with no quoted prices classified as available-for-sale financial assets - non-current. Reconciliations for the years ended December 31, 2015 and 2014 were as follows:

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Balance at January 1	$542,147	$522,902
Purchases	1,322	38,793
Disposals	(34,203)	-
Total gains recognized in other
comprehensive income	(36,159)	(19,548)

Balance at December 31	$473,107	$542,147

3)	Valuation techniques and assumptions applied for the purpose of measuring fair value

a)	Valuation techniques and inputs applied for the purpose of measuring Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts, forward exchange contracts, foreign currency option contracts and interest rate swap contracts	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or interest rates at balance sheet dates and contract forward exchange rates and interest rates or interest rates, discounted at rates that reflected the credit risk of various counterparties.

Derivatives - conversion option, redemption option and put option of convertible bonds	Option pricing model - Incorporation of present value techniques and reflect both the time value and the intrinsic value of options

Private-placement convertible bonds	Discounted cash flows - Future cash flows are estimated based on observable stock prices and conversion prices, discounted at rates that reflected the credit risk of various counterparties.

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement

The fair value of the Company’s investments in unquoted shares on Level 3 fair value measurement were measured using market approach based on investees’ recent financing activities, technical development, valuation of investees comparable companies, market conditions and other economic indicators.

The fair values of investments in limited partnership are measured using discounted cash flow technique and a comparable multiple technique. The significant unobservable inputs used in the discounted cash flow technique were discount rates of 12.34% and the terminal growth rates of 2.50%. Any significant increase in discount rates or any significant decrease in terminal growth rates would result in a decrease in the fair value of the investments in limited partnership. The significant unobservable input used in the comparable multiple technique was EBITDA multiples of 9.73. Any significant decrease in multiples would result in a decrease in the fair value of the investments in limited partnership.

c.	Categories of financial instruments

	December 31
	2015	2014
	NT$	NT$

Financial assets

FVTPL
Designated as at FVTPL	$100,500	$100,500
Held for trading	1,402,696	1,889,683
Available-for-sale financial assets	473,107	942,154
Loans and receivables (Note 1)	26,584,110	34,476,934

Financial liabilities

FVTPL
Held for trading	2,669,605	2,540,418
Measured at amortized cost (Note 2)	137,574,859	101,542,763

Note 1:      The balances included loans and receivables measured at amortized cost which comprised cash, trade receivable (including trade receivables from related parties), other receivables (including loans to related parties) and other financial assets.

Note 2:      The balances included financial liabilities measured at amortized cost which comprised short-term borrowings, short-term bills payable, trade and other payables (including related parties), bonds payable and long-term borrowings.

d.	Financial risk management objectives and policies

The derivative instruments used by the Company are to mitigate risks arising from ordinary business operations. All derivative transactions entered into by the Company are designated as either hedging or trading. Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities. The currencies and the amount of derivative instruments held by the Company must match its hedged assets and liabilities denominated in foreign currencies.

The Company’s risk management department monitors risks to mitigate risk exposures, reports unsettled position, transaction balances and related gains or losses to the Company’s chief financial officer on monthly basis.

1)	Market risk

The Company’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Gains or losses arising from fluctuations in foreign currency exchange rates of a variety of derivative financial instruments were approximately offset by those of hedged items. Interest rate risk was not significant due to the cost of capital was expected to be fixed.

There had been no change to the Company’s exposure to market risks or the manner in which these risks were managed and measured.

a)	Foreign currency exchange rate risk

The Company had sales and purchases as well as financing activities denominated in foreign currency which exposed the Company to foreign currency exchange rate risk. The Company entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.

The carrying amounts of the Company’s foreign currency denominated monetary assets and liabilities as well as derivative instruments which exposed the Company to foreign currency exchange rate risk at each balance sheet date are presented in Note 31.

The Company was principally subject to the impact to exchange rate fluctuation in U.S. dollars and Japanese yen against NT$. 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities. The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ would be NT$35,000 thousand and NT$3,400 thousand for the years ended December 31, 2015 and 2014, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. As the year-end exposure did not reflect the exposure for the years ended December 31, 2015 and 2014, the abovementioned sensitivity analysis was unrepresentative of those years.

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Company was exposed to interest rate risk because the Company borrowed funds at floating interest rates. Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise.

The carrying amounts of the Company’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2015	2014
	NT$	NT$
Fair value interest rate risk
Financial liabilities	$7,981,190	$21,736,100

Cash flow interest rate risk
Financial assets	8,710,362	11,432,949
Financial liabilities	75,431,163	57,040,407

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Company’s profit before income tax for the years ended December 31, 2015 and 2014 would have decreased or increased approximately by NT$677,000 thousand and NT$456,000 thousand, respectively.

c)	Other price risk

The Company was exposed to equity price risk through its investments in available-for-sale financial assets. If equity prices were 1% higher or lower, other comprehensive income before income tax for the years ended December 31, 2015 and 2014 would have increased or decreased approximately by NT$4,700 thousand and NT$9,500 thousand, respectively.

In addition, the Company was also exposed to the Company’s ordinary share price risk through Bonds Options recognized as financial liabilities held for trading. 7% is the sensitivity rate used when reporting price risk internally to key management personnel. If the Company’s ordinary share price increased or decreased by 7%, profit before income tax for the years ended December 31, 2015 and 2014 would have decreased approximately by NT$605,000 thousand and NT$651,000 thousand, respectively, or increased approximately by NT$638,000 thousand and NT$608,000 thousand, respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk arises from cash, receivables and other financial assets. The Company’s maximum exposure to credit risk was the carrying amounts of financial assets in the parent company only balance sheets.

The Company dealt with counterparties creditworthy and has a credit policy and trade receivable management procedures to ensure recovery and evaluation of trade receivables. The Company’s counterparties consisted of a large number of customers and banks and there was no significant concentration of credit risk exposure.

3)	Liquidity risk

The Company manages liquidity risk by maintaining adequate working capital and banking facilities to fulfill the demand for cash flow used in the Company’s operation and capital expenditure. In addition, some creditors to the Company’s current liabilities are the Company’s subsidiaries and there’s no risk of obligation for prompt repayments. The Company also monitors its compliance with all the loan covenants. Liquidity risk is not considered to be significant.

In the table below, financial liabilities with a repayment on demand clause were included in the earliest time band regardless of the probability of counter-parties choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities were based on the agreed repayment dates.

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

December 31, 2015

Non-derivative financial liabilities
Non-interest bearing	$7,500,676	$7,819,035	$144,065	$-	$-
Floating interest rate liabilities	1,745,677	39,953,192	2,415,098	32,227,631	-
Fixed interest rate liabilities	12,344,873	3,028	27,535,656	3,830,690	-

	$21,591,226	$47,775,255	$30,094,819	$36,058,321	$-

December 31, 2014

Non-derivative financial liabilities
Non-interest bearing	$8,339,715	$8,817,318	$66,299	$-	$-
Floating interest rate liabilities	11,462,504	2,025,963	26,638,522	17,648,985	-
Fixed interest rate liabilities	582,373	778,550	568,920	21,862,951	-

	$20,384,592	$11,621,831	$27,273,741	$39,511,936	$-

The amounts included above for floating interest rate instruments for non-derivative financial liabilities was subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement. When the amounts payable or receivable are not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2015

Net settled
Forward exchange contracts	$(23)	$75	$-
Foreign currency options contracts	-	8,735	-

	$(23)	$8,810	$-

Gross settled
Forward exchange contracts
Inflows	$467,241	$-	$-
Outflows	(459,550)	-	-
	7,691	-	-

Swap contracts
Inflows	7,250,361	17,601,055	34,597,550
Outflows	(7,037,259)	(17,173,087)	(33,627,250)
	213,102	427,968	970,300

Interest rate swap contracts
Inflows	12,603	12,466	25,069
Outflows	(11,595)	(11,469)	(23,063)
	1,008	997	2,006

	$221,801	$428,965	$972,306

December 31, 2014

Gross settled
Forward exchange contracts
Inflows	$520,506	$-	$-
Outflows	(525,390)	-	-
	(4,884)	-	-

Swap contracts
Inflows	4,234,700	3,323,250	31,808,250
Outflows	(4,064,710)	(3,147,315)	(30,099,780)
	169,990	175,935	1,708,470

	$165,106	$175,935	$1,708,470

27.	RELATED PARTY TRANSACTIONS

The significant transactions between the Company and its related parties are summarized as follows:

a.	Sales

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Subsidiaries	$9,394,518	$9,375,056

b.	Purchases

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Subsidiaries	$3,374,644	$4,840,949
Joint venture	57	-

	$3,374,701	$4,840,949

Terms of the transactions with related parties were not significantly different from those with non-related parties. The credit terms with related parties are mainly 60 days. Unrealized gross profit from the transactions with related parties had been eliminated.

c.	Receivables from related parties

		December 31,
		2015	2014
		NT$	NT$

Trade receivables from related parties	Subsidiaries	$2,281,805	$5,082,423

Other receivables from related parties	Subsidiaries	$154,363	$36,699
	Joint venture	6,717	-

		$161,080	$36,699

The Company did not hold any collateral over the trade receivables from related parties. The Company had not provided an allowance for doubtful debts on receivables from related parties for the years ended December 31, 2015 and 2014.

d.	Payables to related parties (excluding loans from related parties)

		December 31,
		2015	2014
		NT$	NT$

Accounts payables to related parties	Subsidiaries	$910,150	$1,223,750
	Joint venture	61	-

		$910,211	$1,223,750

Other payables to related parties	Subsidiaries	$1,912,834	$1,840,573
	Associates	41,245	6,328

		$1,954,079	$1,846,901

The outstanding payables to related parties of the Company were payables for raw materials, equipment and receipts under custody which will be paid in cash and no collateral were provided.

e.	Acquisition of property, plant and equipment

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Subsidiaries	$180,658	$559,544
Associates	2,970,600	4,889,732

	$3,151,258	$5,449,276

f.	Disposal of property, plant and equipment:

	For the Years Ended December 31
	2015		2014
	Proceeds	Gain from disposal	Proceeds	Gain from disposal
	NT$	NT$	NT$	NT$

Subsidiaries	$142,442	$922	$118,358	$1,299

g.	Loans from related parties

	December 31
	2015	2014
	NT$	NT$

Subsidiaries	$38,237,875	$28,806,723

The interest rates of loans from related parties were not significantly different from normal market rates.

h.	Endorsements/Guarantees provided

	December 31
	2015	2014
	NT$	NT$

Subsidiaries	$12,900,154	$12,905,228

i.	Other relate party transactions

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Service expenses incurred to subsidiaries	$921,269	$920,727
Donations to related parties	100,000	115,000

	$1,021,269	$1,035,727

j.	Compensation to key management personnel

	For the Years Ended December 31
	2015	2014
	NT$	NT$

Short-term employee benefits	$531,847	$632,920
Post-employment benefits	1,017	1,404
Share-based payments	10,368	29,125

	$543,232	$663,449

The compensation to the Company’s key management personnel is determined according to personal performance and market trends.

28.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 9, the Company provided time deposits of NT$181,796 thousand and NT$181,283 thousand as collateral for the tariff guarantees of imported raw materials and guarantees for hiring foreign labor as of December 31, 2015 and 2014, respectively.

29.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Company as of each balance sheet date were as follows:

a.	Significant commitments

1)	As of December 31, 2015 and 2014, unused letters of credit of the Company were approximately NT$0 thousand and NT$59,300 thousand, respectively.

2)	As of December 31, 2015 and 2014, the amounts that the Company has committed to purchase property, plant and equipment were approximately NT$5,781,000 thousand and NT$5,564,000 thousand, respectively, of which NT$1,369,971 thousand and NT$641,684 thousand had been prepaid, respectively.

3)	In consideration of corporate social responsibility for environmental protection, the Company’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan. In January 2016 and 2015, the Company’s board of directors both approved to contribute NT$100,000 thousand to ASE Foundation for continuously implementing environmental effort in promoting the related domestic environmental protection and public service activities.

b.	Non-cancellable operating lease commitments

December 31, 2015
NT$

Less than 1 year	$104,804
1-5 years	173,816
More than 5 years	198,090

$476,710

30.	SIGNIFICANT SUBSEQUENT EVENTS

In January 2016, the Company issued unsecured domestic bonds in NT$7,000,000 thousand with a maturity of 5 years and due annually with annual interest rate 1.30%, and in NT$2,000,000 thousand with a maturity of 7 years and interest due annually with annual interest rate 1.50%.

31. SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The significant assets and liabilities denominated in foreign currencies of the Company were as follows:

	Foreign Cuencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2015

Monetary financial assets
US$	$2,407,360	US$1=NT$32.825	$79,021,592
JPY	3,285,728	JPY1=NT$0.2727	896,018

Monetary financial liabilities
US$	2,512,262	US$1=NT$32.825	82,465,000
JPY	3,606,237	JPY1=NT$0.2727	983,421

December 31, 2014

Monetary financial assets
US$	2,119,319	US$1=NT$31.65	67,076,446
JPY	3,319,802	JPY1=NT$0.2646	878,420

Monetary financial liabilities
US$	2,131,682	US$1=NT$31.65	67,467,735
JPY	3,111,135	JPY1=NT$0.2646	823,206

The significant unrealized foreign exchange gain (loss) were as follows:

	For the Years Ended December 31
	2015		2014
		Net Foreign Exchange Loss		Net Foreign Exchange Gain (Loss)
Functional Currencies	Exchange Rate	NT$	Exchange Rate	NT$

US$	US$1=NT$32.825	$(2,279,778)	US$1=NT$31.65	$(2,095,242)
JPY	JPY1=NT$0.2727	(6,981)	JPY1=NT$0.2646	36,965

		$(2,286,759)		$(2,058,277)

32.	OTHERS

a.	In November 2015, the Company received a legal brief made by SPIL in connection with a lawsuit brought by SPIL against the Company which was filed with Kaohsiung District Court. SPIL filed a civil lawsuit against the Company seeking to confirm that Company does not have the right to request SPIL to register it as a shareholder in SPIL's shareholder register. The Company has engaged attorney to defend this case and will submit defense brief to the court to protect the Company's interest. The Kaohsiung District Court has not scheduled a hearing on this case. The Company does not expect the lawsuit to have material impact on the financial position and business operation of the Company.

b.	On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) issued an official letter No. Kao-Shih-Huan-Chu-Tu-Tzu 10243758100 and an administrative sanction letter No. Kao-Shih-Huan-Chu-Shui-Chu-Tzu 30-102-120022 (“the Administrative Decision”). The Administrative Decision was to impose a fine of NT$110,065 thousand which has been recorded under the line item of other losses for the year ended December 31, 2013. On April 7, 2014, the amount of the fine was amended to NT$109,359 thousand by the KEPB. On September 4, 2015, the amount of the fine was further amended to NT$102,014 thousand (US$3,093 thousand) by the KEPB. On January 17, 2014, the Company retained lawyers to file an administrative appeal to nullify the Administrative Decision with the Kaohsiung City Government, but the administrative appeal was dismissed. The Company next retained lawyers to file an administrative complaint to revoke the part of the Administrative Decision pertaining to the fine, and the case is being heard by the Kaohsiung High Administrative Court. Meanwhile, owing to the event above, on January 3, 2014, the Kaohsiung District Prosecutors Office charged the Company with violation of the Waste Disposal Act. The Kaohsiung District Court handed down the judgment on October 20, 2014 and the Company was fined NT$3,000 thousand for violation of Article 47 of the Waste Disposal Act and has been recorded under the line item of other gains and losses for the year ended December 31, 2014. Then the Company appealed against the judgment to the Kaohsiung Branch of Taiwan High Court. On September 29, 2015, the Kaohsiung Branch of Taiwan High Court rendered a final judgment of finding the Company not guilty of the criminal charge.

33.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for ASE Inc.:

a.	Financial provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint venture): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchase from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Note 7;

j.	Names, locations, and related information of investees over which ASE Inc. exercises significant influence (excluding information on investment in Mainland China): Please see Table 8 attached;

k.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: None;

2)	Any of the following significant transactions with investee companies in mainland China, either directly or indirectly through a third party, and their prices, payment terms, and unrealized gains or losses:

a)	The amount and percentage of purchases and the balance and percentage of the related payables at the end of the period: Please see Table 6 attached;

b)	The amount and percentage of sales and the balance and percentage of the related receivables at the end of the period: None;

c)	The amount of property transactions and the amount of the resultant gains or losses: No significant transactions;

d)	The balance of negotiable instrument endorsements or guarantees or pledges of collateral at the end of the period and the purposes: None;

e)	The highest balance, the end of period balance, the interest rate range, and total current period interest with respect to financing of funds: None;

f)	Other transactions that have a material effect on the profit or loss for the period or on the financial position, such as the rendering or receiving of services: None.

TABLE 1

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars)

															Financing Limits for	Financing Company's
			Financial Statement	Related	Maximum Balance	Ending	Amount Actual		Nature for	Transaction	Reason for	Allowance for	Collateral		Each Borrowing Company	Total Financing
No.	Financing Company	Counter-party	Account	Party	for the year	Balance	Drawn	Interest Rate	Financing	Amounts	Financing	Bad Debt	Item	Value	(Note 1)	Amount Limits (Note 2)

1	A.S.E. Holding Limited	The Company	Other receivables	Yes	$2,859,690	$2,757,300	$2,757,300	0.57-0.64	The need for short-term	$-	Operating capital	$-	-	$-	$3,103,833	$6,207,666
			form related parties						financing

2	J & R Holding Limited	The Company	Other receivables	Yes	9,367,950	9,256,650	9,256,650	0.57-0.64	The need for short-term	-	Operating capital	-	-	-	9,992,655	19,985,309
			form related parties						financing

3	ASE Test Limited	The Company	Other receivables	Yes	5,842,850	5,842,850	4,037,475	0.57-0.64	The need for short-term	-	Operating capital	-	-	-	6,059,525	12,119,051
			form related parties						financing

4	ASE Test, Inc.	The Company	Other receivables	Yes	5,600,000	5,600,000	5,600,000	0.87-1.03	The need for short-term	-	Operating capital	-	-	-	5,981,659	11,963,319
			form related parties						financing

5	J&R Industrial Inc.	The Company	Other receivables	Yes	190,000	190,000	190,000	0.87-1.03	The need for short-term	-	Operating capital	-	-	-	199,539	399,079
			form related parties						financing

6	ASE (Korea) Inc.	The Company	Other receivables	Yes	2,958,300	2,954,250	2,626,000	3.17-3.42	The need for short-term	-	Operating capital	-	-	-	3,187,595	6,375,190
			form related parties						financing

7	USI Enterprise Limited	The Company	Other receivables	Yes	5,916,600	2,626,000	2,626,000	0.57-0.64	The need for short-term	-	Operating capital	-	-	-	8,435,979	16,871,957
			form related parties						financing

8	Huntington Holdings	The Company	Other receivables	Yes	1,807,850	1,805,375	1,805,375	0.57-0.64	The need for short-term	-	Operating capital	-	-	-	9,161,282	18,322,564
	International Co. Ltd.		form related parties						financing			-	-	-

9	Real Tech Holdings	The Company	Other receivables	Yes	3,944,400	3,939,000	3,939,000	0.57-0.64	The need for short-term	-	Operating capital	-	-	-	8,704,050	17,408,100
	Limited		form related parties						financing

10	Omniquest Industrial	The Company	Other receivables	Yes	3,122,650	3,118,375	1,641,250	0.57-0.64	The need for short-term	-	Operating capital	-	-	-	3,236,524	6,473,048
	Limited		form related parties						financing

11	Innosource Limited	The Company	Other receivables	Yes	723,140	722,150	722,150	0.59-0.64	The need for short-term	-	Operating capital	-	-	-	798,494	1,596,988
			form related parties						financing

12	ASE Investment	The Company	Other receivables	Yes	3,118,375	3,118,375	-	0.59-0.61	The need for short-term	-	Operating capital	-	-	-	3,221,829	6,443,658
	(Labuan) Inc.		form related parties						financing

13	ASE Labuan Inc.	The Company	Other receivables	Yes	723,140	-	-	0.59-0.61	The need for short-term	-	Operating capital	-	-	-	769,385	1,538,770
			form related parties						financing

14	Global Advanced	The Company	Other receivables	Yes	1,939,330	1,936,675	1,936,675	0.59-0.64	The need for short-term	-	Operating capital	-	-	-	2,073,390	4,146,780
	Packaging Technology		form related parties						financing
	Limited, Cayman
	Islands

15	ASE Corporation	The Company	Other receivables	Yes	2,793,950	1,879,444	900,000	0.87-0.93	The need for short-term	-	Operating capital	-	-	-	3,237,259	6,474,518
			form related parties						financing

16	ASE Electronics Inc.	The Company	Other receivables	Yes	350,000	200,000	200,000	0.87-0.93	The need for short-term	-	Operating capital	-	-	-	765,609	1,531,218
			form related parties						financing

Note 1:      Limit amount of lending to a company shall not exceed 20% of the net worth of the company.

Note 2:      Where an inter-company or inter-firm short-term financing facility is necessary provided that the total amount of such financing facility shall not exceed 40% of the amount of the net worth of the lending company.

TABLE 2

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars)

				Limits on Endorsement					Ratio of Accumulated	Maximum			Guarantee
	Endorsement/			/Guarantee Amount				Amount of Endorsement/	Endorsement/Guarantee to	Endorsement	Guarantee	Guarantee	Provided to
	Guarantee Provider	Guaranteed Party		Provided to Each	Maximum Balance		Amount Actually	Guarantee Collateralized	Net Equity per Latest	/Guarantee Amount	Provided by	Provided by	Subsidiaries
No.	Name	Name	Nature of Relationship	Guaranteed Party (Note 1)	for the Year	Ending Balance	Drawn	by Properties	Financial Statement	Allowable (Note 2)	Parent Company	A Subsidiary	in Mainland CHINA
0	The Company	Anstock Limited	100% voting shares	$47,074,801	$2,783,448	$2,634,135	$2,557,224	$-	1.7	$62,766,402	Yes	No	No
			indirectly owned by		(Note3)	(Note3)	(Note3)
the Company

		Anstock II Limited	100% voting shares	47,074,801	10,280,093	10,266,019	9,941,667	-	6.5	62,766,402	Yes	No	No
			indirectly owned by		(Note3)	(Note3)	(Note3)
the Company

Note 1:     The ceilings on the amounts for any single entity is permitted to make in endorsements/guarantees shall not exceed 30% of total equity of shareholders according to “The Process of make in endorsements/guarantees” of ASE.

Note 2:     The ceilings on the aggregate amounts are permitted to make in endorsements/guarantees shall not exceed 40% of total equity of shareholders according to “The Process of make in endorsements/guarantees” of ASE.

Note 3:      Amount was included principal and interest.

TABLE 3

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				December 31, 2015
		Relationship with				Percentage of
Held Company Name	Marketable Securities Type and Name	the Company	Financial Statement Account	Shares/ Units	Carrying Value	Ownership (%)	Fair Value	Note
The Company	Stock
	H&HH Venture Investment Corporation	-	Available-for-sale financial assets - non-current	2,528,090	$10,771	15	$10,771
	H&D Venture Capital Investment Corporation	-	Available-for-sale financial assets - non-current	2,482,758	33,798	13	33,798
	MiTAC Information Technology Corp	-	Available-for-sale financial assets - non-current	4,203	27	-	27
	Asia Pacifical Emerging Industry Venture Capital Co, Ltd.	-	Available-for-sale financial assets - non-current	6,000,000	37,524	7	37,524

	StarChips Technology Inc.	-	Available-for-sale financial assets - non-current	333,334	-	6	-

	Bond
	AMPI Second Private of Domestic Unsecured	-	Financial assets at fair value through profit	1,000	100,500	-	100,500
	Convertible Bonds		or loss - current

	Limited Liability Partnership
	Ripley Cable Holdings I, L.P.	-	Available-for-sale financial assets - non-current	-	390,987	4	390,987

Note:	ASE, Inc.'s stocks held by ASE Test Limited, 88,200,472 shares, are all trusted without power to decide the allocation of the trust assets.

TABLE 4

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Marketable Securities Type			Nature of	Beginning Balance		Acquisition		Disposal				Ending Balance
Company Name	and Name	Financial Statement Account	Counter-party	Relationship	Shares/Units	Amount(Note1)	Shares/Units	Amount	Shares/Units	Amount	Carrying Amount	Gain/Loss on Disposal	Shares/Units	Amount(Note1)
The Company	Fund
	Mega Diamond Money Market	Available-for-sale financial assets - current	-	-	32,504,205	$400,007	-	$-	32,504,205	$400,085	$400,000	$85	-	$-
	Fund Stock

	USI	Investments accounted for using the equity	(Note 2)	Subsidiary	1,625,015,916	36,706,080	-	-	1,585,412,694	36,214,968	36,218,502	(3,534)	39,603,222	1,187,548
		method
	USIINC	Investments accounted for using the equity	(Note 2)	Subsidiary	-	-	990,080,566	36,214,968	-	-	-	-	990,080,566	44,733,359
		method
	ASEEE	Investments accounted for using the equity	(Note 3)	Joint Venture	-	-	61,809,660	618,097	-	-	-	-	61,809,660	613,841
		method
	SPIL	Investments accounted for using the equity	(Note 4)	Associate	-	-	779,000,000	35,055,000	-	-	-	-	779,000,000	35,423,058
		method

Note 1:      The ending balance of Long-Term Stock Investment-Equity Method includes share of profits/losses of investees and other related adjustment to equity. The ending balance of other financial assets includes the adjustment to fair value.

Note 2:      USI, Inc. divided from Universal Scientific Industrial Co., Ltd.

Note 3:      Joint venture with TDK Corporation

Note 4:      Public Tender Offer

TABLE 5

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars)

							Prior Transaction of Related Counter-party
			Transaction Date			Nature of						Purpose of	Other
Company Name	Types of Property	Transaction Date	(Tax excluded)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Price Reference	Acquisition	Terms
The Company	No.1, Chuangyi N. Rd.	June 04, 2015	$1,718,000	Paid	HC	Associate	-	-	-	$-	Based on independent	To facilitate the future	None
	in Nantze 2nd Export										professional appraisal	production expansion
	Processing Zone, Kaohsiung City										reports	plan

	No.66, Yenfa Rd. in Nantze	June 04, 2015	748,000	Paid	HC	Associate	-	-	-	-	Based on independent	To facilitate the future	None
	2nd Export Processing Zone,										professional appraisal	production expansion
	Kaohsiung City										reports	plan

	The building construction of foreign	January 01, 2015~	504,600	There is 37,800 thousand will	Hu Hwa Construction	Associate	-	-	-	-	Based on independent	To manage the demand for	None
	worker dormitory of ASE's	December 31, 2015		be paid after acceptance check.	Co., Ltd.						professional appraisal	accommodation resulted
	Kaohsiung factory										reports	from the recruitment
												accommodation safety
												and quality for foreign
												workers

	Facilities and equipment of ASE's	January 01, 2015~	355,282	There is 121,521 thousand will	Kun Lin Engineering	-	-	-	-	-	Request for quotation,	Facilities and equipment	None
	Kaohsiung factory	December 31, 2015		be paid after acceptance check.	Co., Ltd.						price comparison	expansion
											and price negotiation

	Facilities and equipment of ASE's	January 01, 2015~	337,374	There is 55,130 thousand will	Hyun Chang Enterprise	-	-	-	-	-	Request for quotation,	Facilities and equipment	None
	Kaohsiung factory	December 31, 2015		be paid after acceptance check.	Co., Ltd.						price comparison	expansion
											and price negotiation

	Facilities and equipment of ASE's	January 01, 2015~	310,414	There is 62,600 thousand will	Aircare Engineering	-	-	-	-	-	Request for quotation,	Facilities and equipment	None
	Kaohsiung factory	December 31, 2015		be paid after acceptance check.	Corp.						price comparison	expansion
											and price negotiation

	Facilities and equipment of ASE's	January 01, 2015~	307,000	There is 184,200 thousand will	Aqualab Inc.	-	-	-	-	-	Request for quotation,	Facilities and equipment	None
	Kaohsiung factory	December 31, 2015		be paid after acceptance check.							price comparison	expansion
											and price negotiation

TABLE 6

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

			Transaction Details				Abnormal Transaction
			Purchases/					Payment	Notes/Accounts Payable or Receivable
Buyer	Related Party	Relationships	Sales	Amount	% to Total	Payment Terms	Unit Price	Terms	Ending Balance	% to Total	Note
The Company	ASE (Shanghai) Inc.	Subsidiary	Purchases	$1,713,266	6	Net 60 days from the end	$-	-	$(433,581)	(6)	Note
						of the month of when
						invoice is issued

	ASE Electronics Inc.	Subsidiary	Purchases	1,990,597	6	Net 60 days from the end	-	-	(475,673)	(6)	Note
						of the month of when
						invoice is issued

	ISE Labs, Inc.	Subsidiary	Sales	(121,374)	-	Net 45 days from	-	-	30,216	-	Note
						invoice date

	Universal Scientific	Subsidiary	Sales	(9,083,160)	(10)	Net 60 days from the end	-	-	2,220,182	14	Note
	Industrial Co., Ltd.					of the month of when
						invoice is issued

	ASE Japan Co., Ltd.	Subsidiary	Sales	(116,993)	-	Net 60 days from the end	-	-	18,075	-	Note
						of the month of when
						invoice is issued

Note :	Amount was included principal and interest.

TABLE 7

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Overdue		Amounts Received	Allowance for
Company Name	Related Party	Relationships	Ending Balance (Note 1)	Turnover Rate	Amount	Actions Taken	in Subsequent Period	Bad Debts
The Company	Universal Scientific Industrial Co., Ltd.	Subsidiary	$2,220,182	3	$6,173	Continued collection	$1,766,202	$-

TABLE 8

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2015

(Amounts In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount				Balance as of December 31, 2015
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2015		December 31, 2014		Shares	Percentage of Ownership	Carrying Value	Net Income (Losses) of the Investee	Share of Profits/Losses of Investee	Note
The Company	A.S.E. Holding Limited	Bermuda	Investment activities	US$	283,966 thousand	US$	283,966 thousand	243,966	100	$15,251,124	$498,485	$480,474	Subsidiary
	J & R Holding Limited	Bermuda	Investment activities	US$	479,693 thousand	US$	479,693 thousand	435,128	100	47,271,666	2,304,578	2,049,623	Subsidiary
	ASE Marketing & Service Japan Co., Ltd.	Japan	Engaged in marketing and sales services	JPY	60,000 thousand	JPY	60,000 thousand	1,200	100	27,986	2,082	2,082	Subsidiary
	Omniquest Industrial Limited	British Virgin Islands	Investment activities	US$	250,504 thousand	US$	250,504 thousand	250,504,067	71	11,140,252	233,728	198,948	Subsidiary
	Innosource Limited	British Virgin Islands	Investment activities	US$	86,000 thousand	US$	86,000 thousand	86,000,000	100	3,998,959	67,639	77,641	Subsidiary
	HCK	Taiwan	Engaged in the leasing of real estate properties		$390,470		$390,470	35,497,273	27	332,444	(35,497)	(9,694)	Associate
	HC	Taiwan	Engaged in the development, construction and		2,845,913		2,845,913	68,629,782	26	1,313,499	701,531	64,151	Associate
			leasing of real estate properties

	USI	Taiwan	Engaged in the manufacturing, processing and		520,490		21,356,967	39,603,222	99	1,187,548	776,524	1,200,793	Subsidiary
			sale of computers, computer peripherals
			and related accessories

	ASE Test, Inc.	Taiwan	Engaged in the testing of semiconductors		20,698,867		20,698,867	851,997,366	100	29,586,903	2,905,510	2,883,511	Subsidiary
	USIINC	Taiwan	Investment activities		20,836,477		-	990,080,566	99	44,733,359	1,427,299	1,239,134	Subsidiary
	Luchu Development Corporation	Taiwan	Engaged in the development of real estate properties		1,366,238		1,366,238	131,961,457	67	1,332,571	(2,276)	(1,527)	Subsidiary
	ASEEE	Taiwan	Engaged in the production of embedded substrate		618,097		-	61,809,660	51	613,841	(8,375)	(4,274)	Associate
	SPIL	Taiwan	Engaged in assembly, testing and turnkey services of		35,055,000		-	779,000,000	24	35,423,058	8,762,257	410,937	Associate
			integrated circuits

	AMPI	Taiwan	Engaged in integrated circuit		178,861		178,861	33,308,452	18	40,216	(217,534)	(58,390)	Associate

THE CONTENTS OF STATEMENTS OF MAJOR

ACCOUNTING ITEMS

ITEM	STATEMENT INDEX

MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH	1
STATEMENT OF FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS - CURRENT	Note 7
STATEMENT OF TRADE RECEIVABLES, NET	2
STATEMENT OF OTHER RECEIVABLES	3
STATEMENT OF INVENTORIES	4
STATEMENT OF CHANGES IN AVAILABLE-FOR-SALE FINANCIAL ASSETS – NON-CURRENT	5
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	6
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 12
STATEMENT OF CHANGES IN ACCUMULATED DEPRECIATION AND ACCUMULATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT	Note 12
STATEMENT OF CHANGES IN OTHER INTANGIBLE ASSETS	Note 13
STATEMENT OF DEFERRED INCOME TAX ASSETS / LIABILITIES	Note 20
STATEMENT OF SHORT-TERM BORROWINGS	7
STATEMENT OF COMMERCIAL PAPERS AND BANK ACCEPTANCES PAYABLE	8
STATEMENT OF LONG-TERM BORROWINGS	9
STATEMENT OF FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS - CURRENT	Note 7
STATEMENT OF TRADE PAYABLES	10
STATEMENT OF OTHER PAYABLES	Note 16,Table 1
STATEMENT OF BONDS PAYABLE	Note 15
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF OPERATING REVENUE	11
STATEMENT OF OPERATING COSTS	12
STATEMENT OF OPERATING EXPENSES	13
STATEMENT OF OTHER INCOME AND EXPENSES, NET	Note 19
STATEMENT OF FINANCE COSTS	Note 19
STATEMENT OF LABOR, DEPRECIATION ANDAMORTIZATION BY FUNCTION	Note 19

STATEMENT 1

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF CASH

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Description	Amount

Cash on hand	Including JPY18 thousand @0.2727, HKD1 thousand @4.235, CNY3 thousand @5.055 and NT$1,633 thousand	$1,657

Cash in banks
Checking accounts and demand deposits		2,861,962
Foreign currency deposits	Including US$159,582 thousand @32.825, JPY1,572,315 thousand @0.2727 and EUR75 thousand @35.88	5,669,727

		$8,533,346

STATEMENT 2

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF TRADE RECEIVABLES, NET

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Client Name	Amount	Amount overdue over 1 year

Non–Related Parties
Company A	$1,405,566	$-
Company B	940,732	-
Company C	905,374	-
Others (Note)	10,802,561	5,388
	14,054,233	$5,388

Less: Allowance for doubtful accounts	23,792

	14,030,441

Related Parties
USI	2,220,182
Others (Note)	61,623
	2,281,805

	$16,312,246

Note:       The amount for each individual included in others does not exceed 5% of the account balance.

STATEMENT 3

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF OTHER RECEIVABLES

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Item	Amount	Remark

Non–Related Parties
Turnkey transaction	$1,318,261	Mainly from turnkey services.
Others (Note)	49,360
	1,367,621

Related Parties
Receivables from disposal of property, plant and equipment	104,823
Others (Note)	56,257
	161,080

	$1,528,701

Note:	The amount for each individual included in others does not exceed 5% of the account balance.

STATEMENT 4

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF INVENTORIES

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Net Realizable Value

Raw materials	$2,898,215	$2,891,476

Supplies	335,229	334,334

Work in process	241,352	378,098

Finished goods	243,240	409,491

Materials and supplies in transit	51,072	51,071

	$3,769,108	$4,064,470

STATEMENT 5

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF CHANGES IN AVAILABLE-FOR-SALE FINANCIAL ASSETS – NON-CURRENT

FOR THE YEAR ENDED DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

							Balance at December 31, 2015
	Balance at January 1, 2015		Additions		Decrease			Fair Value
Name	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value	Shares	(Note)	Collateral
Unquoted shares
Asia Pacifical Emerging Industry Venture Capital Co, Ltd.	6,000,000	$58,491	-	$-	-	$(20,967)	6,000,000	$37,524	Nil
H&HH Venture Investment Corporation	4,435,245	21,927	-	-	(1,907,155)	(11,156)	2,528,090	10,771	Nil
H&D Venture Capital Investment Corporation	3,879,310	22,718	-	11,080	(1,396,552)	-	2,482,758	33,798	Nil
MiTAC Information Technology Corp	-	-	4,203	27	-	-	4,203	27	Nil
ClarIDy Solutions, Inc.	12,611	58	-	-	(12,611)	(58)	-	-	Nil
StarChips Technology Inc.	333,334	-	-	-	-	-	333,334	-	Nil
Limited partnership
Ripley Cable Holdings I, L.P.	-	438,953	-	-	-	(47,966)	-	390,987	Nil
		$542,147		$11,107		$(80,147)		$473,107

Note:	Valuation techniques for fair value are disclosed in Note 26.

STATEMENT 6

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Balance at January 1, 2015		Additions (Note 1)		Decrease (Note 1)		Balance at December 31, 2015			Fair Value or Net Assets Value (Note 2)
Investees	Shares	Amount	Shares	Amount	Shares	Amount	Shares	%	Amount	Unit Price	Total Amount	Collateral

Ordinary Shares
Quoted shares
HC	68,629,782	$1,351,400	-	$-	-	$37,901	68,629,782	26.2	$1,313,499	$16.8	$1,149,549	Nil
SPIL	-	-	779,000,000	35,423,058	-	-	779,000,000	24.9	35,423,058	52.3	40,741,700	Nil
AMPI	33,308,452	99,052	-	-	-	58,836	33,308,452	18.2	40,216	3.1	104,255	Nil
Unquoted shares
J&R Holding	435,128	45,150,697	-	2,120,969	-	-	435,128	100.0	47,271,666	114,824.3	49,963,273	Nil
USIINC	-	-	990,080,566	44,733,359	-	-	990,080,566	99.2	44,733,359	43.6	43,118,035	Nil
ASE Test, Inc.	851,997,366	26,943,800	-	2,643,103	-	-	851,997,366	100.0	29,586,903	35.1	29,908,297	Nil
ASE Holding	243,966	14,367,500	-	883,624	-	-	243,966	100.0	15,251,124	63,612.0	15,519,163	Nil
Omniquest	250,504,067	11,045,479	-	94,773	-	-	250,504,067	70.6	11,140,252	45.6	11,429,785	Nil
Innosource	86,000,000	3,966,042	-	32,917	-	-	86,000,000	100.0	3,998,959	46.4	3,992,471	Nil
Luchu	131,961,457	1,315,623	-	16,948	-	-	131,961,457	67.1	1,332,571	10.0	1,332,571	Nil
USI	1,625,015,916	36,706,080	-	-	1,585,412,694	35,518,532	39,603,222	99.0	1,187,548	17.1	679,090	Nil
ASEEE	-	-	61,809,660	613,841	-	-	61,809,660	51.0	613,841	9.9	613,841	Nil
HCK	35,497,273	342,138	-	-	-	9,694	35,497,273	27.3	332,444	9.4	332,444	Nil
ASE MS Japan	1,200	24,972	-	3,014	-	-	1,200	100.0	27,986	23,321.4	27,986	Nil
		141,312,783		86,565,606		35,624,963			192,253,426		$198,912,460

Less: Deferred gain on transfer of land		300,149		-		-			300,149

Reclassified from investments accounted for using the equity method to treasury shares		1,959,107		-		-			1,959,107

		$139,053,527		$86,565,606		$35,624,963			$189,994,170

Note 1:   The aforementioned changes included share of profit or loss, other comprehensive income and cash dividends received from subsidiaries, associates and joint venture.

Note 2   Fair value represented the closing prices of ordinary shares as of the balance sheet date; net assets value was based on the investees’ financial statements and the Company’s shareholdings.

STATEMENT 7

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF SHORT-TERM BORROWINGS

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Type	Balance at December 31, 2015	Contract Period	Range of Interest Rates (%)	Loan Commitments	Collateral

Unsecured revolving bank loans
CITI Bank	$2,235,597	2015.12-2016.01	0.68-0.85	US$ 135,000	Nil
Mizuho Bank, Ltd.	3,030,000	2015.12-2016.01	0.79	US$ 250,000	Nil
The Bank Of Tokyo-Mitsubishi UFJ, Ltd.	1,500,000	2015.12-2016.01	0.79	US$ 50,000	Nil
SMBC Bank	2,500,000	2015.12-2016.01	0.80	US$ 130,000	Nil
HSBC Bank	1,575,600	2015.12-2016.02	0.85	US$ 55,000	Nil
Mega Bank	90,776	2015.10-2016.06	0.68	US$ 65,000	Nil
China Construction Bank	300,000	2015.12-2016.01	0.80	US$ 10,000	Nil
	$11,231,973

STATEMENT 8

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF COMMERCIAL PAPERS AND BANK ACCEPTANCES PAYABLE

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Item	Underwriter	Contract Period	Annual Rate (%)	Issued Amount	Unamortized Discounts Amount	Carrying Amount

Commercial papers payables	China Bills Finance Corporation	2015.12-2016.01	0.78	$3,000,000	$1,342	$2,998,658
	MEGA Bills Finance Co., Ltd.	2015.12-2016.01	0.78	1,350,000	604	1,349,396
				$4,350,000	$1,946	$4,348,054

STATEMENT 9

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF LONG-TERM BORROWINGS

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

			Balance at December 31, 2015
Creditor Bank	Amount, Contract Period and Reimbursements	Annual Interest Rate (%)	Current Portion	Non-current Portion	Total	Collateral

Syndicated Bank Loan
Taiwan Bank	US$340,000 thousand and repayable in equal semiannually through July 2018.	1.56	$-	$11,160,500	$11,160,500	Nil

Working capital bank loans
Standard Chartered Bank	Repayable at maturity in December 2017.	1.00	-	2,510,000	2,510,000	Nil
Standard Chartered Bank	US$11,500 thousand and repayable at maturity in December 2017.	0.90	-	377,487	377,487	Nil
CTBC Bank	Repayable in equal quarterly from July 2016 to July 2018.	1.09	-	1,500,000	1,500,000	Nil
CTBC Bank	Repayable in equal quarterly from August 2017 to August 2019.	1.09	-	1,500,000	1,500,000	Nil
Bank of Nova Scotia	Repayable at maturity in February 2017.	1.01	-	2,000,000	2,000,000	Nil
HSBC Bank	US$49,000 thousand and repayable at maturity in October 2017.	1.04	-	1,608,425	1,608,425	Nil
Industrial Bank of Taiwan	Repayable in equal quarterly from August 2017 to August 2019.	1.08	-	1,000,000	1,000,000	Nil
HSBC Bank	Repayable at maturity in October 2017.	1.00	-	3,530,000	3,530,000	Nil
ANZ Bank	US$56,000 thousand and repayable at maturity in September 2017.	1.26	-	1,838,200	1,838,200	Nil
DBS Bank Limited	Repayable at maturity in October 2017.	1.00	-	1,100,000	1,100,000	Nil
DBS Bank Limited	US$10,000 thousand and repayable at maturity in October 2017.	1.05	-	328,250	328,250	Nil
DBS Bank Limited	US$50,000 thousand and repayable at maturity in October 2018.	0.99-1.07	-	1,641,250	1,641,250	Nil
KGI Bank	Repayable at maturity in May 2018.	0.91	-	600,000	600,000	Nil
Taipei Fubon Bank	US$60,000 thousand and repayable at maturity in June 2017.	0.90	-	1,969,500	1,969,500	Nil
BNP Paribas	Repayable at maturity in July 2017.	0.95	-	1,280,000	1,280,000	Nil
The Bank Of Tokyo-Mitsubishi UFJ, Ltd.	Repayable at maturity in December 2018.	1.17	-	1,500,000	1,500,000	Nil

Long-Term Bills payable
Ta Ching Bills Finance Corporation	Repayable at maturity in December 2018.	1.03	-	1,998,989	1,998,989	Nil
			-	37,442,601	37,442,601

	Less: unamortized arrangement fee		-	17,994	17,994

			$-	$37,424,607	$37,424,607

STATEMENT 10

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF TRADE PAYABLES

DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Non – Related Parties
NAN YA PRINTED CIRCUIT BOARD CORPORATION	$779,608
UNIMICRON TECHNOLOGY CORP.	624,319
Others (Note)	5,397,456
6,801,383

Related Parties
ASE Electronics Inc.	475,673
ASE (Shanghai) Inc.	433,581
Others (Note)	957
910,211

$7,711,594

Note:	The amount for each individual in others does not exceed 5% of the account balance.

STATEMENT 11

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF OPERATING REVENUE

FOR THE YEAR ENDED DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Item	Quantity (In Thousands)	Amount

Advanced Substrate or Integrated Circuit Leadframes (QFP、Flip Chip、BGA…, etc.)	13,138,885	$68,564,331

Others (Note)	4,154,795	25,642,476

		$94,206,807

Note:	The amount for each individual in others does not exceed 10% of the transaction amount.

STATEMENT 12

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF OPERATING COSTS

FOR THE YEAR ENDED DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Item	Amount
Raw materials used
Balance, beginning of year	$3,467,274
Raw material purchased	24,090,125
Less: Others	655,170
Raw materials, end of year	2,898,215
Transferred to manufacturing or operating expenses	24,004,014
Direct labor	9,182,515
Manufacturing expenses	35,285,194
Manufacturing cost	68,471,723
Add: Work in process, beginning of year	209,411
Others	20,331
Less: Work in process, end of year	241,352
Cost of finished goods	68,460,113
Add: Finished goods, beginning of year	245,301
Less: Finished goods, end of year	243,240
Others	40,869
68,421,305
Others	637,696

$69,059,001

STATEMENT 13

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2015

(In Thousands of New Taiwan Dollars)

Item	Selling and Marketing Expenses	General and Administrative Expenses	Research and Development Expenses	Total

Payroll	$73,485	$2,385,405	$3,233,270	$5,692,160

Sales service charge	921,269	-	-	921,269

Depreciation	603	223,256	655,874	879,733

Professional fee	149	547,077	55,583	602,809

Consumption-Tri Run and indirect material	691	36,412	412,327	449,430

Employee insurance	4,878	147,625	245,051	397,554

Repair, maintenance and factory supplies	30	145,998	153,350	299,378

Pension	2,919	81,086	138,535	222,540

Amortization	63	64,712	32,819	97,594

Others	96,739	1,156,502	439,312	1,692,553

	$1,100,826	$4,788,073	$5,366,121	$11,255,020

Appendix 7

Advanced Semiconductor Engineering, Inc.

Statement of Non-refund or Collectin of Expenses

Relating to Underwriting by Underwriter, Issuing

Company and its Related Parties

Statement

Under no circumstances have the Company, its directors, general manager, financial or accounting supervisor and managers involved in the Company's 2016 offer to issue new common stocks for cash, been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have they accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company and the above individuals or their related or appointed parties. Furthermore the said parties have not made false statements or concealed relevant facts. Insofar as involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, they shall bear relevant legal responsibility under Articles 171 and and 174 of the said Act.

Declarant: Advanced Semiconductor Engineering, Inc.

Legal Representative: Chian-Sheng Chang

Date:

Statement

Our Company, as a legal entity director of Advanced Semiconductor Engineering, Inc. (hereinafter referred to as "said Company"), hereby solemnly declares that, with respect to said Company's 2016 offer to issue new common stocks for cash, our Company has not been involved whether directly or indirectly in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither has our Company accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to said Company or its related or appointed parties. Furthermore our Company has not made false statements or concealed relevant facts. Insofar as our Company’s involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, we shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant

Legal Entity Director: A.S.E. Enterprises Limited

Legal Representative: Chian-Sheng Chang

Date:

Statement

I am a representative director and Chairman of Advanced Semiconductor Engineering, Inc. (hereinafter called "the Company") and I solemnly declare that, with respect to the Company's 2016 offer to issue new common stocks for cash, I have not been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have I accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company or its related or appointed parties. Furthermore I have not made false statements or concealed relevant facts. Insofar as my involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, I shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant
Legal Entity Director A.S.E. Enterprises Limited
Person-in-charge of Legal Entity Director Chian-Sheng Chang
Representative Director and Chairman Chian-Sheng Chang

Date:

Statement

I am the Vice Charmian and General Manager of Advanced Semiconductor Engineering, Inc. (hereinafter called "the Company") and I solemnly declare that, with respect to the Company's 2016 offer to issue new common stocks for cash, I have not been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have I accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company or its related or appointed parties. Furthermore I have not made false statements or concealed relevant facts. Insofar as my involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, I shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant

Vice Charmian and General Manager: Hong-Ben Chang

Date:

Statement

I am a representative director, Chief Operating Officer and General Manager of Advanced Semiconductor Engineering, Inc. (hereinafter called "the Company") and I solemnly declare that, with respect to the Company's 2016 offer to issue new common stocks for cash, I have not been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have I accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company or its related or appointed parties. Furthermore I have not made false statements or concealed relevant facts. Insofar as my involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, I shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant

Legal Entity Director A.S.E. Enterprises Limited

Representative Director, Chief Operating Officer and General Manager Tien Wu

Date:

Statement

I am a representative director and Chief Finance Officer of Advanced Semiconductor Engineering, Inc. (hereinafter called "the Company") and I solemnly declare that, with respect to the Company's 2016 offer to issue new common stocks for cash, I have not been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have I accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company or its related or appointed parties. Furthermore I have not made false statements or concealed relevant facts. Insofar as my involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, I shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant

Legal Entity Director A.S.E. Enterprises Limited

Representative Director and Chief Finance Officer: Joseph Tung

Date:

Statement

I am a representative director and General Manager of Advanced Semiconductor Engineering, Inc. (hereinafter called "the Company") and I solemnly declare that, with respect to the Company's 2016 offer to issue new common stocks for cash, I have not been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have I accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company or its related or appointed parties. Furthermore I have not made false statements or concealed relevant facts. Insofar as my involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, I shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant

Legal Entity Director A.S.E. Enterprises Limited

Representative director and General Manager Raymond Lo

Date:

Statement

I am a representative director and General Manager of Advanced Semiconductor Engineering, Inc. (hereinafter called "the Company") and I solemnly declare that, with respect to the Company's 2016 offer to issue new common stocks for cash, I have not been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have I accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company or its related or appointed parties. Furthermore I have not made false statements or concealed relevant facts. Insofar as my involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, I shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant

Legal Entity Director A.S.E. Enterprises Limited

Representative director and General Manager Jeffery Chen

Date:

Statement

I am a representative director and General Manager of Advanced Semiconductor Engineering, Inc. (hereinafter called "the Company") and I solemnly declare that, with respect to the Company's 2016 offer to issue new common stocks for cash, I have not been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have I accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company or its related or appointed parties. Furthermore I have not made false statements or concealed relevant facts. Insofar as my involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, I shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant

Legal Entity Director A.S.E. Enterprises Limited

Representative director and General Manager Chen Tien-chi

Date:

Statement

I am an Independent Director of Advanced Semiconductor Engineering, Inc. (hereinafter called "the Company") and I solemnly declare that, with respect to the Company's 2016 offer to issue new common stocks for cash, I have not been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have I accepted nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company or its related or appointed parties. Furthermore I have not made false statements or concealed relevant facts. Insofar as my involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, I shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant

Independent Director Ta-lin Hsu

Date:

Statement

I am an Independent Director of Advanced Semiconductor Engineering, Inc. (hereinafter called "the Company") and I solemnly declare that, with respect to the Company's 2016 offer to issue new common stocks for cash, I have not been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have I accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company or its related or appointed parties. Furthermore I have not made false statements or concealed relevant facts. Insofar as my involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, I shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant

Independent Director Mei-yue Ho

Date:

Statement

I am a director of Advanced Semiconductor Engineering, Inc. (hereinafter called "the Company") and I solemnly declare that, with respect to the Company's 2016 offer to issue new common stocks for cash, I have not been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have I accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company or its related or appointed parties. Furthermore I have not made false statements or concealed relevant facts. Insofar as my involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, I shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant

Director Rutherford Chang

Date:

Statement

I am an Independent Director of Advanced Semiconductor Engineering, Inc. (hereinafter called "the Company") and I solemnly declare that, with respect to the Company's 2016 offer to issue new common stocks for cash, I have not been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have I accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company or its related or appointed parties. Furthermore I have not made false statements or concealed relevant facts. Insofar as my involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, I shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant

Independent Director You Sheng-Fu

Date:

Statement

I am the Supervisor of the Accounting Department of Advanced Semiconductor Engineering, Inc. (hereinafter called "the Company") and I solemnly declare that, with respect to the Company's 2016 offer to issue new common stocks for cash, I have not been involved whether directly or indirectly, in demanding, accepting, agreeing to accept or giving bribery and acceptance of bribery. Neither have I accepted the offer of nor demanded the securities underwriter to compensate or refund underwriting fees in any manner or under any pretext to the Company or its related or appointed parties. Furthermore I have not made false statements or concealed relevant facts. Insofar as my involvement in the above actions involves violation of Articles 20, 20-1 and 32 of the Securities Exchange Act, I shall bear relevant legal responsibility under Articles 171 and 174 of the said Act.

Declarant

Supervisor of Accounting Department: Hong-Ming Kuo

Date:

Statement

Our company has been appointed by Advanced Semiconductor Engineering, Inc. (hereinafter called "ASE") to act as the securities underwriter of ASE with respect to its issuance in 2016 of new stocks for cash. Our company hereby undertakes to exercise due care and diligence with respect to the matters set out below. Our company further warrants that under no circumstances have we made false representations or concealed the truth:

I.	The formulation of price of securities issued by ASE and relevant work procedures are pursuant to the "Taiwan Securities Association Self-Disciplinary Regulations on Underwriter Members for Subscription and Issuance of Securities by Issuing Company" and "Taiwan Securities Association Rules Governing Underwriting and Resale of Securities by Securities Firms" and relevant regulations.

II.	Under no circumstances has our company, whether directly or indirectly, demanded, accepted, agreed to accept or given bribery and acceptance of bribery. Furthermore we have not offered to compensate or refund or compensated or refunded the underwriting fees received by our company to the issuer or its related parties or persons appointed by the aforesaid.

III.	If as a result of the aforesaid our company is in violation of Articles 20 and 32 of the Securities Exchange Act, our company shall in addition to being legally liable under the relevant regulations of Taiwan Securities Association, bear legal responsibility under Articles 171 and 174 of the said Act.

Securities Underwriter: KGI Securities Co., Ltd.
Legal Representative: Hsu Daw-yi

Date: